Form 20-F
period 2012-12-31
AVRUPA MINERALS LTD.
filed 2013-04-26
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________________

Avrupa Minerals Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 410 – 325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  28,593,571 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.    Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.  Yes ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.   Large accelerated filer ☐  Accelerated filer  ☐  Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☐

by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17  ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒

Index to Exhibits on Page 66

Avrupa Minerals Ltd.

Form 20-F Annual Report

Part I

5

Item 1.  Identity of Directors, Senior Management and Advisors

5

Item 2.  Offer Statistics and Expected Timetable

5

Item 3.  Key Information

5

Item 4.  Information on the Company

12

Item 5.  Operating and Financial Review and Prospects

28

Item 6.  Directors, Senior Management and Employees

39

Item 7.  Major Shareholders and Related Party Transactions

46

Item 8.  Financial Information

48

Item 9.  Offer and Listing of Securities

48

Item 10.  Additional Information

51

Item 11.  Disclosures About Market Risk

62

Item 12.  Description of Securities Other than Equity Securities

63

Part II

63

Item 13.  Defaults, Dividend Arrearages and Delinquencies

63

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

63

Item 15.  Controls and Procedures

63

Item 16.  Reserved

64

Item 16A.  Audit Committee Financial Expert

64

Item 16B.  Code of Ethics

64

Item 16C.  Principal Accounting Fees and Services

65

Item 16D.  Exemptions from the Listing Standards for Audit Committees

65

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

65

Item 16F.  Change in Registrant’s Certifying Accountant

65

Item 16G.  Corporate Governance

65

Item 16H.  Mine Safety Disclosure

65

Part III

65

Item 17.  Financial Statements

65

Item 18.  Financial Statements

66

Item 19.  Exhibits

66

Signature Page

100

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

INTRODUCTION

Avrupa Minerals Ltd. (Avrupa or the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. The Company became a Capital Pool Corporation ("CPC") on September 2, 2008. On July 7, 2010, the Company changed its name and on July 13, 2010, the Company completed its qualifying transaction.

The Company qualifies as an emerging growth company as defined in the Jumpstart Our Business Startups Act. The Company will continue to qualify as an emerging growth company until such time as the Company produces more than US$1 billion in gross revenue, the Company issues more than US$1 billion in non-convertible debt within a three-year period, the Company’s market capitalization exceeds US $700 million, or more than five years elapse from the time of its initial public offering in the United States.  As an emerging growth company, the Company is exempt from the requirements of section 404(b) of the Sarbanes-Oxley Act, meaning that the Company is exempt from the requirement to obtain an external audit of its internal controls over financial reporting.

BUSINESS OF AVRUPA MINERALS LTD.

Avrupa is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Avrupa’s properties.  All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, Avrupa is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Paul W. Kuhn	CEO, President and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Winnie Wong	Chief Financial Officer and Corporate Secretary	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Gregory E. McKelvey	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Donald E. Ranta	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Mark T. Brown	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

The Company’s auditor is DeVisser Gray LLP, Chartered Accountants, 401 - 905 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6. DeVisser Gray LLP has been auditor of the Company since inception.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Avrupa”, “the Company”, “Issuer” and “Registrant” refer collectively to Avrupa Minerals Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected financial data of the Company for the Years Ended December 31, 2012 and 2011, the Eight-Month Period ended December 31, 2010, and the years ended April 30, 2010 and 2009 were derived from the financial statements of the Company which have been audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Registration Statement.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Table No. 2

Selected Financial Data

(CDN$)

	Year Ended 12/31/12	Year Ended 12/31/11	Eight Months Ended 12/31/10	Year Ended 4/30/10	Year Ended 4/30/09

Total Revenues	$0	$0	$0	$0	$0
Loss before Other Items	$1,263,626	$869,583	$701,886	$29,564	$82,744
Net Loss	$1,529,054	$2,117,206	$1,043,097	$27,526	$73,815
Comprehensive Loss	$1,536,107	$2,108,559	$1,055,052	$27,526	$73,815
Loss Per Share	$0.07	$0.13	$0.08	$0.01	$0.03
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	21,425	16,104	12,453	3,050	2,475
Working Capital	$1,350,513	$695,918	$3,019,837	$353,322	$380,848
Exploration and Evaluation Assets	$1,336,049	$876,507	$876,507	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$2,711,134	$1,591,904	$3,912,523	$353,322	$380,848
Total Assets	$2,985,754	$1,781,370	$4,098,353	$454,105	$387,929

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the four most recent annual periods December 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/12	$ 1.00	$ 1.04	$ 0.97	$ 1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Eight Month-Period Ended 12/31/10	1.03	1.08	1.00	1.00
Year Ended 4/30/10	1.07	1.20	1.00	1.01
Year Ended 4/30/09	1.14	1.29	0.98	1.21

Month Ended 3/31/13	$ 1.03	$ 1.03	$ 1.02	$ 1.02
Month Ended 2/28/13	1.01	1.03	1.00	1.03
Month Ended 1/31/13	0.99	1.01	0.98	1.00
Month Ended 12/31/12	0.99	1.00	0.98	1.00
Month Ended 11/30/12	1.00	1.00	0.99	0.99
Month Ended 10/31/12	0.99	1.00	0.98	1.00

Statement of Capitalization and Indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company's mineral properties are at the exploration stage and all of the Company's exploration expenditures may be lost

The Company is at the exploration stage on all of its properties and substantial additional work and expenditures will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

The mineral industry is highly competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Commodity prices may not support corporate profit

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

The Company's mineral exploration activities are subject to substantial government regulatory requirements

The mineral projects in which the Company has an interest are located in Portugal, Kosovo and Germany.  The process for acquiring an interest in mineral concessions in these three countries is different from procedures for acquiring mining claims in Canada or the United States and involves certain risks not applicable in those jurisdictions.

These countries are politically stable European jurisdictions governed by democratically-elected leaders. In each of these countries, the legal, tax, and administrative institutions for business activities are in place, and processes and procedures are established and understood.  In Kosovo, the legal and administrative framework for the mining industry has been established over the past ten years, first by the United Nations Mission in Kosovo and followed-up and further developed by the Kosovo government.  Specifically, a new mining law, established in 2010, exists, and the independent regulator and oversight mechanism is functioning properly.

In Portugal, the rights and obligations associated with mining concession are governed by Direcção-Geral de Energia e Geologia (“DGEG”).  A complete application, including detail work plans to be carried out, minimum planned amount of investment, the means of financing, financial standing and ability of the applicant, detailed measurements to be used for environmental protection and evidence of advertising such in a county newspaper and the official gazette, is submitted to the DGEG.  Before a decision is made by the DGEG, the DGEG might request clarification of the proposal and further supporting documents and information about the application as well as having a hearing of the consultation office.  Once the application is approved, the DGEG will sign the administrative contract (mining concession) with the applicant as well as publishing an abstract in the official gazette.  In order to keep a mining concession valid and in effect, it is necessary to pay an annual license fee as well as putting up bonds for the claims.

In Kosovo, Independent Commission of Mines and Minerals (“ICMM”) oversees the exploration license application process.  Under Official Gazette of the Republic of Kosova/Pristina, No. 80/27, Law No 08/L – 163, Article 21, an exploration license can be applied for a parcel of land no greater than 100 square kilometers, with a three-year term.  Extension periods can be granted upon reducing the parcel of land by 50%; each extension is for an additional two years and can be done three times.  To maintain the licenses, the company requires to report by the end of a calendar year all work performed and provide ICMM the financial report.  Environmental safety regulations are followed in accordance to the European standards.

In Germany, Sächsisches Oberbergamt (Saxonian High Mining Authority, the “MA”) overseas the exploration license application.  Any individual or company (domestic or foreign) can apply for such.  Each license, once granted, will be valid for up to five years, with the possibility of extending.  The company must provide proof of activities; otherwise, the license can be cancelled.  If there are competing licenses, the MA will decide on the basis of the capabilities of the competing applicants.  The process of license granting can be daunting and long.  Annual reports must be submitted to retain its interest in the licenses.

Mineral exploration and mining activities in Portugal, Kosovo and Germany may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

On the Federal, Provincial/Territorial and State level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

As the Company’s operations are primarily related to the exploration of our properties in these jurisdictions, many governmental regulations relating to mining activities are not yet application to the Company.

Our potential mining processing operations and exploration activities in these jurisdictions are subject to various laws governing land use, the protection of environment, prospecting, development, production, exports, taxes, labor standards, occupational health, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes that it is in substantial compliance with all material laws and regulations which currently apply to the Company’s activities.  There can be no assurance, however, that all permits which the Company may require for future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with laws and regulations may result in orders being issued thereunder which may cause operations to cease or be curtailed or may require installation of additional equipment.  Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be subject to fines or penal sanctions if convicted of an offense under such legislation.

Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company or prevent development of the Company’s mining properties.

The jurisdictions that the Company has operations in have environmental legislation that requires that the mining concessionaire to obtain the authorization from the applicable environmental authorities to initiate any exploration or exploitation activity.  Environmental legislation in these jurisdictions imposes potential liability on owners and/or operators of mining facilities which release hazardous substances into the environment and are required to carry out their operations using methods and techniques not liable to cause damage to the environment or the land-owner.

The Company’s title to its properties may be disputed by third parties which could result in the loss of title to its properties

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Risks Relating to the Financing of the Company

The Company will require additional financing which could result in substantial dilution to existing shareholders

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and no operational cash flow to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer and President Paul Kuhn and Chief Financial Officer Winnie Wong.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain officers and directors may have conflicts of interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of acquiring and exploring mineral properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common  shares, or any  gain  realized  upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and  ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. Three of the Company’s directors and officers are residents outside of the United States and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any equity security that has a market price of less than US$5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 in each of the last two years, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Avrupa’s executive office is located at:

325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7

Telephone: (604) 687-3520

Facsimile: 1-888-889-4874

E-Mail: info@avrupaminerals.com

Website: www.avrupaminerals.com

The contact person in Vancouver is Winnie Wong, CFO.

The Company's common shares trade on the TSX Venture Exchange under the symbol "AVU".

The authorized share capital of the Company consists of an unlimited number common shares. As of April 23, 2013, there were 28,593,571 common shares outstanding.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.  17 exploration licenses are currently held by the Company in the three countries, including 11 in Portugal, 5 in Kosovo, and 1 in Germany.

The Company is the operator of 2 joint-ventures in Portugal covering 4 of the licenses. The Company is currently working to upgrade precious and base metal targets on its other licenses to joint-venture ready status in order to attract potential partners to project-specific and/or regional exploration programs.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

The Company presently has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	92.5%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

Currently, the Company conducts mineral exploration in Portugal, Kosovo and Germany.

History and Development of the Business

Avrupa was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the TSX Venture Exchange (the "Exchange") on September 2, 2008.

As a Capital Pool Company, the principal business of the Company was to identify and evaluate opportunities for the acquisition of an interest in an asset or business and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange.  Until the completion of such a Qualifying Transaction (“QT”), as defined under Exchange Listing Policy 2.4, the Company did not carry on any business other than the identification and evaluation of assets or businesses in this connection.

The Company completed its QT on July 13, 2010 to acquire 90% of the issued and outstanding shares in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”) and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company received the final approval from the Exchange for its QT and its common shares resumed trading under its current name and trading symbol “AVU” on the Exchange as of July 14, 2010. In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% by paying $150,000 cash and issuing 500,000 common shares.

The Company, through its holding in MAEPA, holds eleven exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•

Covas Joint-Venture - Covas

•

Alvalade Joint-Venture - Alvalade / Canal Caveira / Ferreira do Alentejo (3 licenses)

•

Marateca

•

Alvito

•

Arga

•

Arcas

•

Candedo

•

Sabroso

•

Sines

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% net smelter royalty (“NSR”), payable to the government of Portugal.

The Company, through its 92.5% holding in Innomatik, holds five exploration licenses in Kosovo:

*

Glavej

*

Kamenica

*

Selac

*

Koritnik

*

Slivovo

The Glavej and Kamenica licenses were originally issued to Innomatik for two years, but have now been renewed for a third time in 2012 as required by Kosovo law.  The Selac license was issued during 2011 for three years and the Koritnik and Slivovo licenses were issued in 2012, respectively.  All licenses carry a work commitment, and there are a 4.5% and 5% NSRs, payable to the government of Kosovo, attached to each of the Koritnik and Slivovo licenses, respectively.

In Germany, the Company currently has an 85% interest in the Oelsnitz Exploration License, a gold exploration project located in the Free State of Saxony in Eastern Germany. Under the terms of the original Memorandum of Understanding with Beak Consultants GmbH ("Beak"), once the Company has earned an 85% interest in the property, the Company and Beak will form a joint-venture to further explore the property. The Company earned its 85% interest through meeting its minimum exploration expenditure requirement of €140,000 during 2012 and is currently working with Beak to establish the joint-venture entity.

Business Overview

The Company currently has interests in mineral exploration projects located in Portugal, Germany and Kosovo. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

Operations in certain areas are seasonal as the Company cannot conduct certain exploration activities on its properties year-round. The Company is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s current exploration projects.

Mineral Properties

The Company currently has interests in 17 mineral exploration properties, including 11 properties in Portugal (3 of which is known as the Alvalade JV), 5 properties in Kosovo, and 1 property in Germany. All of the Company's properties are currently at the exploration stage.

Germany
Erzgebirge JV (Au-W)
North Portugal
Covas JV (W–Au)
Arga (Au)
Arcas (Au-W)
Candedo (Au-W)
Sabroso (Au-W)
South Portugal
Alvalade JV (Cu-Zn)
Marateca (Cu-Zn)
Sines (Cu-Zn)
Alvito (Porphyry Cu-Au)
Kosovo
Glavej (Ag-Pb-Zn)
Kamenica (Ag-Pb-Zn)
Selac (Ag-Pb-Zn)
Koritnik (Au)
Slivovo (Au-Ag-Pb-Zn)

Portugal

The Company through its subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL
COVAS JV
ARGA
SABROSO
CANDEDO
ARCAS
BRAGA OFFICE
PORTO
LISBON
MARATECA2
ALVITO
GRANDOLA OFFICE
SINES
ALVALADE JV
MERTOLA
N
LICENSES
TO BE ISSUED
JOINT VENTURES
50
0
50
100
Kilometers
Scale: 1:2,500,000

The Company identifies the Alvalade JV which covers 3 licenses (Ferreira do Alentejo, Lousal Alvalade and Canal Caveira) as material property for the Company.  The following table provides a summary of the three licenses:

Contract name	Anniversary date	Current situation	Area	End date of the contract	Committed investments as for the current situation	Annual rent to DGEG	Bank Guarantee
Ferreira do Alentejo MN/PP/005/07	25th May 2007	1st extension starting 25th May 2012 *[1]	143.363	25th May 2015	210,000	10,000	25,000
Lousal-Alvalade MN/PP/007/09	17th September 2009	2nd extension, ending 17th September 2013	662.10	17th September 2013	1,472,500	10,000	20,000
Canal Caveira MN/PP/006/11	16th March 2011	2nd year of the initial period	134.524	16th March 2016	250,000	7,500	15,000

*1 – Due to legal issues, this contract was suspended for 2 years and that is the reason why the 1st extension only starts in 25th May 2012.

The licenses in Portugal are all exploration contracts with exploration commitments but not environmental liabilities attached to any of the contracts.  These licenses have duration of 2+1+1+1 years with the Covas exploration license being extended for 1 additional year.  In addition, all the licenses have a 3% NSR attached which may be negotiated downwards in certain instances.

The governing body for Portugal is the Direcao-Geral de Energia e Geologia (“DGEG”).  Typically, from application to issuance of licenses, it takes anywhere from 6-12 months, depending on the government’s ability and efficiency to check the application area for competitive application bids, various liabilities (local or regional, political, and/or technical), and anything that might obstruct exploration progress.  Often the wait for issuance depends on the prior activities and obligations of the responsible government officials, and the desire to make a public showing of the signing ceremony which advertises investment into Portugal.  The Company has experienced a couple of delays due to the change of the political party in power where the Company had to wait for a new minister to be selected, and therefore his/her involvement in the signing ceremony

Despite some exploration properties located on sites with historical operations, the Company does not have any potential environmental liabilities associated these properties.

Alvalade JV Project with Antofagasta (including Alvalade, Caveira and Ferreira do Alentejo)

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite-Belt. The project consists of three exploration licenses and covers approximately 940.5 square kilometers. The Company has a 100% interest in the project, subject to a joint-venture agreement with Antofagasta Minerals S.A. (“Antofagasta”) who can earn up to a 75% interest in the property.

Location and Access

The project is located on the Northwest extension of the Portuguese Pyrite Belt in the southwest portion of the country. The Alvalade Joint Venture is easily accessed by both paved and unpaved roads.  Regional two to four lane paved roads cross the license block east to west and north to south.  Secondary and Tertiary roads form a network that allows access to much of the JV area.  A railroad line, which is used to transport copper and zinc concentrates from the Neves Corvo Mine to the port of Setubal passes through the Lousal-Alvalade and Canal Caveira licenses.  Several large towns, including Grandola, Ferreira do Alentejo, Castro Verde, and Aljustrel lie within or just outside of the borders of the license block.  Electric power lines are ubiquitous, and a number of year-round rivers cross the license area, the main one being the Sado River.

As the Alvalade JV license block is considered to be a pure exploration play, there are no development types of facilities or plants at this time.  The Company uses a warehouse for core storage and detailed review of the core, as well as for a small field office.

Regional and Property Geology

Rocks in the area include Devonian sediments, volcanic sediments, felsic sub-volcanic domes, and mafic diabase-like rocks form the package of target rocks in the area that potentially host copper- and zinc-bearing massive sulfide deposits.  These are often covered by younger Carboniferous clastic sediments and turbidites.  About 75% of the license block is covered by Tertiary sediments and/or Quarternary gravels.  The Devonian target rocks, form a unit that is traceable from south of Lisbon, Portugal to near Seville, Spain, which is the Iberian Pyrite Belt (IPB).  The IPB is host to many massive sulfide and stockwork sulfide deposits, which have a history of mining that dates back to Roman times.

The Alvalade JV encompasses the Portuguese part of the IPB that lies just north of the regional Messajana Fault.  The giant Aljustrel massive sulfide body lies just to the south of the fault.  Two formerly producing mines, Lousal and Caveira, lie within the property boundaries.  Previous explorers have drilled upwards of 300 holes within the JV area.  However, many of the holes did not penetrate more than a few 10’s of meters into bedrock.  The Company’s compilation and review of the geology and structure of the Alvalade JV licenses indicates the strong possibility of new interpretations for the stratigraphy and the structural framework of the region, allowing for potential discoveries in previously drilled parts of the property block.

Acquisition Details

The Company originally acquired its interest in the property through its acquisition of 90% of MAEPA in July 2010 and increased its interest to 100% (subject to a 3% NSR to the government of Portugal) upon the acquisition of the remaining 10% of MAEPA in April 2012.

Joint-Venture Agreement

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc massive sulfide deposits on the Alvalade project.

The agreement covers three Avrupa licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. The formerly operating Lousal and Caveira copper mines are located within the project area.  Antofagasta completed a US$300,000 Initial Study of the project, which included acquisition of much of the remaining historic data, re-logging of selected drill holes, systematic sampling, and integrated geological and geophysical interpretation of the targeted areas

Under the agreement, Antofagasta has the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years. After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.

The Company is the operator of the joint-venture through the first option period.

Exploration History

At the start of the Initial Study, first-pass review of re-processed regional gravity and magnetics covering the Alvalade license led to the identification of up to ten target areas on the potential Alvalade JV property.  The Company has upgraded three of these areas – Aldeia dos Elvas, Monte da Bela Vista, and Azinheira dos Barros – and has defined drill targets in all three areas for the Alvalade Joint Venture.  Four more of the target districts need further detailed examination, while the other four areas have been temporarily downgraded, though will be re-visited at a later date.

Further first-pass review of recently completed re-processing of regional geophysics, covering the entire three-license block (Canal Caveira, Ferreira do Alentejo, and Alvalade licenses), is continuing.

On October 19, 2011, the Company announced that work completed to date included re-logging of an additional 31 historic drill holes, collection of approximately 250 more samples from the drill core, re-processing of regional gravity and magnetics data, first-pass selection of specific target areas, including the Azinheira dos Barros and Aldeia dos Elvas locations, detailed re-processing of gravity data for the Aldeia area, and 1:10,000-scale geologic mapping and rock chip sampling at Aldeia and Azinheira.  Integration of geophysical data, geochemical data, and the results of recent surface work in these two districts suggests the potential for multiple drilling targets in both places.

On February 2, 2012, the Company announced the commencement of exploration work in the Portuguese Pyrite Belt under the Alvalade Joint Venture. The budget for work in 2012 was increased to US$2.5 million and approved by Antofagasta. Company geologists re-logged and selectively sampled over 50,000 meters of historic drill core from 194 drill holes completed in the JV area by other companies prior to the Company's acquisition of the property. A Phase 1 exploratory core drilling program was completed by the Company in three separate target areas. The initial program consisted of 8 holes totaling 3,269.8 meters and was designed to test targets located within two windows of exposed Paleozoic volcano-sedimentary rocks that host massive sulfide deposits elsewhere in the Iberian Pyrite Belt. 7 of the 8 holes drilled encountered alteration characteristic of massive sulphide systems in the Iberian Pyrite Belt. These same 7 holes crossed numerous zones of pyritic material, and 1 of the holes, MBV01, contained significant intervals of low-grade copper that may have been transported from a nearby potentially larger zone of copper mineralization.

Results of the re-logging and sampling, combined with the Phase 1 drill results, were used to plan Phase 2 drilling, which commenced in October 2012. The program consisted of 8 drill holes totaling 3,491 meters. 7 of the holes tested new targets along four separate trends of potentially mineralized host rocks. The 8th hole was drilled in the Monte a Bela Vista target area as a follow-up to hole MBV01 drilled in Phase 1, approximately two kilometers north of the past-producing Lousal Mine. The best results were obtained from the follow-up hole, MBV02, which was drilled to 653.1 meters and intercepted long intervals of probable feeder zone-style mineralized stockwork quartz veining, which may be indicative of the presence of a nearby massive sulfide system. Copper results from MBV02 included 45.90 meters (from 7.30 to 53.20 m) grading 0.24% Cu, including 8.05 meters (from 11.80 to 19.85 m) grading 0.39% Cu and 15.80 meters (from 23.70 to 39.50 m) grading 0.44% Cu; and 24.15 meters (from 146.30 to 170.45 m) grading 0.24% Cu, including 1.50 meters (from 154.15 to 155.65 m) grading 1.64% Cu and 7.50 meters (from 159.60 to 167.10 m) grading 0.44% copper. Gold results included 23.70 meters (from 154.15  to 177.85 m) assaying 1.35 g/t Au, including 1.50 meters (154.15 to 155.65 m) of 5.11 g/t gold and 7.45 meters (161.75 to 169.20 m) of 2.16 g/t gold; and 97.50 meters (279.50 to 377.00 m) of 0.40 g/t Au, including 7.00 meters (293.00 to 300.00) of 1.08 g/t Au and 9.50 meters (310.80 to 320.30 m) of 2.30 g/t Au. The hole also included numerous intervals of greater than 0.1% lead and/or zinc.

Current and Anticipated Exploration

In March 2013, the Company commenced the Phase 3 drill program. The program is anticipated to consist of up to 10 drill holes totaling approximately 4,500 to 5,000 meters. The first part of the program will target the Monte da Bela Vista area where Phase 1 and Phase 2 drill holes MBV01 and MBV02 interesected copper and gold vein mineralization, and around the formerly producing mines at Canal Caveira and Lousal. Drilling is also planned for several other areas along the Neves Corvo and Aljustrel target trends, as the Company had developed a total of 23 targets of new, high-quality targets. This drill phase is expected to test 8 or 9 of the 23 identified targets.

As of December 31, 2012, Antofagasta has forwarded to the Company a total of $2,753,074 (US$2,775,000) for exploration on the project under the JV agreement. The Company held approximately €199,804 ($262,103) on behalf of Antofagasta to be spent on exploration.

Covas

The Covas property is a tungsten-gold exploration project located in the northwestern portion of Portugal. The property consists of a single exploration license and is 1,949 hectares in size. The Company currently has a 100% interest in the property, subject to a joint-venture option agreement with Blackheath Resources Inc. who may earn up to an 85% interest in the property.

Location and Access

The property is located in northwestern Portugal near the border with Spain, approximately 100 kilometers north of the city of Porto. The property is accessible by paved roads and access within the property is provided by gravel roads. Commercial mining operations were conducted on the property from the late 1940's until the 1980's. Power and water are available, and services and labor are available from the nearby communities.

Regional and Property Geology

The property is located in the Central Iberian Zone in Northern Portugal. Historic commercial tungsten mining on the property was from several pyrrhotite skarns which surround the central Covas structural dome. Tungsten mineralization of both wolframite and scheelite was mined from open pits as well as from underground. The Covas dome is approximately 2 kilometers by 3 kilometers in size and hosts quartz veins which include gold values.

Acquisition Details

The Company originally acquired its interest in the property through its acquisition of 90% of MAEPA in July 2010 and increased its interest to 100% (subject to a 3% NSR to the government of Portugal) upon the acquisition of the remaining 10% of MAEPA in April 2012.

On March 27, 2012, the Company announced that the Government of Portugal has approved and signed a one-year extension to the Covas W-Au exploration license. The permit was valid until March 20, 2013, and required a work investment of €500,000, including up to 2,100 meters of drilling, to fulfill all exploration commitments. All work requirements were met, and the government has indicated an exploration license extension will be issued.

Joint-Venture Agreement

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn an initial 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending a further €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

The Company is the operator of the project.

Historic Exploration

The property commercially produced tungsten from the late 1940's until the 1980's by several companies, including Union Carbide, who abandoned the property in the early 1980's due to low commodity prices. Previous operators drilled nearly 27,000 meters in 329 drill holes, and Union Carbide developed a non 43-101 compliant historic resource of 922,900 thousand metric tonnes @ 0.78% WO3 at Covas.  Information about the historic Covas tungsten resource comes from NI 43-101 technical report entitled “Covas Tungsten Deposit”, written for Wega Mining ASA by B.J. Price, P. Geo., in 2007.  The historical estimates here might have also used categories that are different from the categories in the National Instrument 43-101. The Company has not completed sufficient work recently to validate the information, although it is considered to be reliable and relevant.  Despite the large amount of drilling, the skarn ring has only been about 40% explored, and only cursory work has been completed in the Dome area.

Current and Anticipated Exploration

On July 12, 2011, the Company announced the results of geological mapping, sampling, and drill targeting in the Covas Dome portion of the Covas W-Au project under the work program funded by Blackheath.  The most important result of the work by senior American-based consultant Bill Fuchs, Ph.D., C.P.G., of SFM Micro is the identification of a significant Reduced Intrusion-Related Gold (RIRG) target in the Covas Dome area.  The target area lies along a pronounced east-west trending magnetic lineament and presumed structural zone that, at present, measures +900 meters in length by an average of 100 meters in width.  The anomalous zone, generally located in an area of thick vegetation and lack of outcrop, is open-ended to both east and west.

The target zone is defined by the occurrence of quartz veining and mild to occasionally moderate development of gossan in and around the veining.  Quartz veins contain arsenopyrite and pyrite and/or oxidized versions of arsenic-bearing sulfides.  In addition, there is a quartz-muscovite greisen breccia blowout located in the same trend area.

In addition to the discovery of the previously-unknown gold potential at Covas, the work performed in 2011, combined with earlier work completed in 2009, delineated and upgraded a total of 17 tungsten and now gold targets lying in the Covas Dome and the Skarn Ring prospect areas.

The 2012 exploration program included a compilation of existing data and surface work including detailed mapping and sampling of certain anomalous areas, completion of a gravity survey in the Covas Dome area, followed by a diamond drill program. The Phase 1 drill program included 15 diamond drill holes totaling 1,606 meters in five different target areas both around the Skarn Ring and within the Covas Dome areas.  The drilling tested known skarn-related mineral occurrences and extensions, as well as new targets. The best results came from the Telheira and Lapa Grande target areas, where historic drilling had previously demonstrated the potential for high grade tungsten mineralization. In addition, step-out drilling at the Castelo target area showed potential for tungsten mineralization, southeast of previously known mineralized areas. The best results were obtained from Hole CO 7-12 in the Telheira target area, which returned 2.11% WO3 over 7.98 meters beginning at a depth 44.57 meters, and Hole CO 13-12 in Lapa Grande target area which returned 1.56% WO3 over 11.40 meters starting at a depth of 52.70 meters.

Review of Phase 1 data is being used to prepare for Phase 2 exploration, which is expected to commence in April 2013 and will include further core drilling later in the year.

As of December 31, 2012, Blackheath had forwarded a total of $549,297 (€437,327) to the Company for the Covas property. €22,009 ($28,872) was held by the Company on behalf of Blackheath to be spent on the property.

Marateca

The Marateca property is located in south-central Portugal in the Portuguese Pyrite Belt.  The Company has a 100% interest in the project.

Location and Access

The project is located on the Northwest extension of the Portuguese Pyrite Belt in the southwest portion of Portugal, approximately 70 kilometers southeast of the capital city Lisbon and 60 kilometers northwest of the city of Beja. The property is crossed by the main highway from Lisbon to the Algarve region, as well as the rail line from Castro Verde to Setubal. Power is available through the national grid and major power lines cross the property. Water is readily available, and experienced personnel are available in the area which is a historic mining district.

Regional and Property Geology

The project lies within the Portuguese pyrite belt which contains numerous known volcanogenic massive sulphide (VMS) deposits. These deposits occur as massive sheets or lenses and may be accompanied by broad stringer zones associated with the hydrothermal vents. Manganese was historically mined from small pits and shafts in one area of the property.

Acquisition Details

The Company originally acquired its interest in the property through its acquisition of 90% of MAEPA in July 2010 and increased its interest to 100% (subject to a 3% NSR to the government of Portugal) upon the acquisition of the remaining 10% of MAEPA in April 2012. The Company has negotiated a new license agreement with the Government for the property, and are awaiting a formal contract signing date.

Exploration History

During 2011, the Company drilled four holes on the property, although two of these holes did not reach target depth due to difficult drilling conditions in fault zones and silicified rock units.  The drilling targeted two classic massive sulfide targets (São Martinho and Monte de Volta) and one stockwork sulfide target (Serrinha).

The following table details the final status of each hole.

Target area	Hole ID	Planned Depth	Final TD	Comments
São Martinho	SM 11-01	500	400.70	Lost hole; have completed reaming and casing to TD; restarted core drilling, but lost hole in wide fault zone at 400.70 m
Monte de Volta	MV 10-01	500	309.00	Lost hole in fault zone; no decision yet on re-drill
Serrinha	SE 11-01	300	338.80	Reached planned depth, but poor recovery in mineralized target zone at ~ 140-170 meters
Serrinha	SE 11-01A	175	174.40	Re-drill of SE 11-01 to investigate target zone
Totals	4 holes	1475	1222.90

The São Martinho hole was originally drilled to 333.60 meters, before being lost due to difficult drilling conditions.  However, the hole was cleaned out and cased to depth, and the Company continued coring towards the geophysical target which lies at a depth of 375-450 meters.  Eventually, the hole was again lost in a wide fault zone at 400 meters, without reaching target stratigraphy.

Drilling at the Monte de Volta target halted above the target zone due to inability to penetrate further.  The Company decided not to attempt to re-drill the hole during the 2011 field season.  No decision has been made as to when and how to re-drill either the São Martinho target or the Monte de Volta target.

Based on the geochemical results, detailed core logging, and physical appearance of sludge samples in zones of poor core recovery, it appears that the Serrinha holes intersected a zone of stockwork quartz-pyrite mineralization hosted by strongly altered felsic volcanic rocks.

Current and Anticipated Exploration

During 2012, the Company completed a prospecting review of the Marateca license and determined the geological validity of five additional massive sulfide drill targets not previously reviewed. All five of the new target areas have typical prospective Pyrite Belt massive sulfide target rock units exposed at the surface. After these areas are upgraded by geological mapping, sampling, and targeting work, all five new areas should be ready to be drilled. There are several other potential target areas within the license that have not yet been reviewed, in addition to the Sao Martinho, Volta, and Serrinha targets that were previously tested.

The Company plans to offer the property for joint venture and is actively pursuing potential partners.

As of December 31, 2012, the Company had a cumulative expenditure of $896,653 on the Marateca property, including $93,315 spent in fiscal 2012.

Other Portugal Properties

The Company is also actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

The Company has a number of exploration licenses covering attractive areas around the country. There are also several applications in early-stage processing at the Portuguese Mining Bureau.

Alvito

The Alvito exploration license covers 988 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license, and the Ossa Morena zone of southern Portugal. The current license agreement with the Government for the Alvito license runs through March 23, 2017.

There has been some scattered exploration in the lands covered by the permit, but the Company expects to undertake the initial systematic grassroots program in the region for possible porphyry copper and gold mineralization.  The license area also covers extensions of several target areas from the Company’s Marateca license, lying immediately to the west of Alvito.

There has been a moderate amount of previous work, which has been documented and archived by the Portuguese geological survey ("LNEG").  A partial historical data set from LNEG has been obtained that includes copper and zinc sample results from a total of 66,500 soil samples previously collected within the boundaries of the license area.  Review of the results indicates a NW-trending zone of copper anomalies that stretches across the license for more than 20 kilometers, with a width of 3-4 kilometers, and covers not only the prospects visited, but also other areas not previously recognized as definitively prospective.

In April 2013, the Company announced positive results from first-pass exploration work on the property. 144 rock chip samples were collected, centering around 16 separate prospect areas. A total of 14 of these samples contain greater than 0.4 g/t gold, up to 3.95 g/t gold.  27 of the samples contain greater than 5 g/t silver up to a high value of 160 g/t silver. 42 of the samples contain greater than 0.25% copper, including 26 with greater than 1% copper. Others carry strongly anomalous lead, zinc and molybdenum values, as well. Many of the copper-gold-silver occurrences that were visited during the recon program lie within a 24-kilometer long, 4-kilometer wide belt, designated as the Alcocovas Copper Belt ("ACB"). Much of the Ossa Morena portion of the license outside of the ACB have not yet been evaluated by the Company.

In addition to porphyry copper and gold potential, the license covers Pyrite Belt target extensions from across the adjacent Marateca license at the north end of the concession.  The Company has already begun the process of identifying and contacting potential partners for further exploration on the license, has made a data package available to four international exploration and mining companies. Several other companies have expressed interest in reviewing the information.

Arga

The Arga license, covering 28.4 square kilometers, is located in northwestern Portugal, adjacent to the south of the Company’s Covas tungsten property. The current license agreement with the Government for the Arga license runs through March 23, 2017.

The Arga area has seen previous mapping and sampling, but no drilling.  The property covers gold-silver-arsenic-bearing quartz vein swarms spatially related to a granitic intrusion complex.  The regional structure that controls location of the Covas tungsten deposit also localizes the Arga vein systems.

On September 5, 2012, the Company announced that it commenced the compilation and interpretation work on the Arga license.  Previous work in the Arga area indicates the potential for gold-bearing, sheeted vein systems, spatially related to granitic intrusive rocks, as at neighboring Covas project area.  The Company considers both Arga and Covas to be part of the belt of granitic intrusions in northern Portugal that have potential for containing intrusion-related Au-W targets.

Following the compilation of all the known data, the Company will further evaluate significant field targets, for the potential to be drilled.  Once drill targets have been delineated, the Company will attempt to form an advanced exploration joint venture.  According to the agreement with Blackheath, that company will have the first right of refusal to make a JV at the Arga property.

Arcas

The Company announced the acquisition of the Arcas Au-W license in northern Portugal in September 2012.  The Mining Bureau of Portugal (DGEG) awarded a two-year exploration contract to the Company, covering 75.8 km2.  The current license agreement with the Government for the Arcas license runs through March 23, 2016.

The area was previously explored for tungsten deposits, but no past production has been reported.  During 2011, the Company collected a total of five select samples of quartz vein material around the project area that averaged 2.15 g/t gold and ranged from 0.405 g/t gold up to 3.89 g/t gold.  The Company will explore for the possibilities of a gold-bearing, sheeted vein system related to granitic intrusions, which are common within the area of the license.

Candedo / Sabroso / Sines

On December 11, 2012, the Company announced the acquisition of three new exploration licenses in Portugal. The current license agreements with the Government for each of the licenses runs through December 7, 2017.

Two of the licenses, Candedo and Sabroso, are located in northern Portugal in a developing belt of potential tungsten and gold mineralization, related to granitic intrusions. They were acquired based on the Company's generative exploration work, and results from 18 select samples averaged 3.62 g/t gold and ranged in values from 0.4 g/t to 14.75 g/t gold. The third license, Sines, is located in southern Portugal in a relatively unexplored part of the Portuguese Pyrite Belt. The Company's initial review of the target area showed altered and weakly copper-mineralized Pyrite Belt target rocks outcrop on the property in the area of several old prospects. Sines is located in an area of the Pyrite Belt that has received little to no modern exploration attention.

Generative work

The Company continues to identify and attempt to acquire other potentially prospective areas in the Pyrite Belt.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  The Company intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Kosovo

The Company through its 92.5% owned subsidiary Innomatik Exploration Kosovo (IEK) has been advancing its prospects in Kosovo towards JV-ready status.  The Company is actively searching in Europe and North America for suitable strategic partners to advance the Kosovo program.

AVRUPA LAND IN KOSOVO

SELAC
GLAVEJ
STAN TERG MINE
(AG-PB-ZN)
KAMENICA
PRISHTINE
SLIVOVO
ARTANA MINE
(AU-AG-PB-ZN)
KORITNIK
ACTIVE EXPLORATION LICENSES
N
15 0 15 30
Kilometers

AVRUPA MINERALS

The Company’s Kosovo exploration team has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company continues to upgrade its two projects at Kamenica and Glavej, and has identified three other prospective areas covered by the Selac, Koritnik and Slivovo exploration licenses.

All of the Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

The Company’s licenses in Kosovo all have work expenditure commitments and are valid for three years, with a two-year renewal possible (which coincides with a 50% reduction in size of the license).  Licenses have a variable 4.5-5% NSR.  There is a lobbying effort to change this level, in order to attract further investment into the country.  The Company has no environmental liabilities attached to its licenses there.  The governing body for licensing is the Independent Commission for Mines and Minerals (“ICMM”).  Once an application is made and all required documents are attached, ICMM is required to respond (positively or negatively) within 3 months of the date of application.  The Company has experienced only one exception to this, in the granting of the Slivovo license, but through all proper channels, the Company received the license after about 5 months of delay.

Despite some exploration properties located on sites with historical operations, the Company does not have any potential environmental liabilities associated these properties.

The Company views that the licenses in Kosovo are not material at this stage.  With five licenses in hand, and all containing surface base and/or precious metal mineralization, the Company is working to attract JV partners in a regional-style exploration program, anchored by advanced greenfields exploration projects at Kamenica, Glavej and Selac, and by attractive exploration prospects at Koritnik and Slivovo.  The Company is continuing to explore for additional attractive prospects in Kosovo, concentrating on potential copper and gold possibilities.  The Company is actively searching for suitable partners in both North America and Europe. First-pass work on all of the properties has, or will include, stream sediment sampling, rock chip sampling, and reconnaissance-style geological mapping and prospecting.  The Kamenica, Glavej, and Selac licenses all have drill-ready targets.

Kamenica

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

Glavej

The Glavej license was also renewed for two years under the new 2010 Kosovo Mining Law.  The size of the license was reduced by 50%, according to the law, to 8.1 km2.  The license lies close to the historic, and presently producing, Stan Terg base metal mine, which has operated intermittently for more than 1,000 years, and has reportedly produced more than 35 million metric tonnes of +10% Pb and Zn, and 80 g/t Ag.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Stan Terg Mine is non - NI 43-101 – compliant, though Avrupa Minerals is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, Avrupa announced that it completed a third hole late in 2011 at the Hazelnut Hill target on the Glavej exploration license.  The hole intersected iron oxide-rich massive silica and silica breccia over the entire length of the hole to a depth of 139 meters.  Anomalous base metal mineralization was present at the very bottom of the hole.  Difficult drilling conditions and winter weather curtailed the drill hole before reaching total planned depth.

Selac

The Selac Ag-Pb-Zn property is located 45-50 kilometers NNW of the capital Prishtine.  The three-year license lies 5-10 kilometers north of the historic, and presently producing, Stan Terg base metal mine.  The property covers an area with high potential for identification of new base and precious metal targets.  Of immediate interest on the Selac license is the northerly extension of the Pogledalo geological-geochemical-geophysical anomaly, first observed on the Glavej license.  Detailed geological mapping and sampling of a 4-6 km2 area of alteration and silicification was completed in Q4.  Results of this work indicate several potential drill targets, and follow-up surface work verified the potential of these targets.

Koritnik

On February 14, 2012, the Company announced the acquisition of the Koritnik porphyry Cu-Au exploration license in southern Kosovo. The permit covers approximately 76 km2 of copper and gold stream sediment anomalies draining the Sharr-Dragash intrusion complex and surrounding lands. The Company completed first pass exploration sampling and prospecting during the summer field season and identified several anomalous areas for further exploration and targeting work.  The license is located at higher elevations, and follow-up work is planned for the spring of 2013, when winter conditions subside.

Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.  The Company plans surface exploration for precious and base metal mineralization related to Vardar structures similar to the mineralization found at the nearby Artana Mine, presently operated by the Kosovo state mining company.

On November 27, 2012, the Company announced that its geologists have discovered an outcropping, gold-bearing, polymetallic gossan zone on the Slivovo exploration license near the village of Pester late in 2011.  The vertically-oriented gossan zone is located at or around the contact between calcareous sandstones and carbonate rocks, and may represent leached massive sulfide material.  The size of the outcropping gossan zone is 200 meters long with an average width of 100 and height of 75 meters.

Early rock chip sampling of the Pester gossan zone (22 samples) returned strongly anomalous lead zinc, silver, and gold results, and subsequent geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.  Mining activities in the Vardar Zone for base metals, silver, and gold, are known since Roman times.  Two nearby massive sulfide deposits, Stan Terg and Artana, are presently being mined by Trepça Mines, the former state mining company of Kosovo.

The Company continued first-pass exploration work and outlined a blind massive sulfide drilling target beneath the gossan zone.  In addition, the Company also discovered further gold-bearing rock units in the Pester area.  First pass soil and rock chip sampling outlined two areas with anomalous gold results.  One area surrounds the gossan zone and measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other gold anomaly is related to beds of an altered calcareous sandstone unit that lies in close proximity to altered intrusive rocks.  The length of this exposed mineralized zone is 900 meters, while known width is 100-150 meters.  It is not possible, at this time, to determine the actual sub-surface projection of the outcropping mineralized target rocks.  The Company is in the process of making applications for trenching of this new discovery.  Permits are expected to be granted for work in 2013, when the end of winter conditions allows for surface exploration work on the license area.

Germany

The Company currently has an 85% interest in an exploration license located in the Free State of Saxony, eastern Germany. This exploration license was granted through the mining bureau of the Free State of Saxony, called the Sachsisches Oberbergamt.  The Company received this license in approximately 6 months after application.

The Company views that the license in Germany is not material at this stage.

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 2013, and renewable upon proof of continued exploration activities.  There is no royalty attached to the license.  Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property.  Initial work will include property-wide stream sediment sampling, reconnaissance-style mapping and prospecting, and compilation of a large amount of old, but scattered data.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first pass sampling, prospecting and geological mapping commended September 2012, with interpretation and targeting to follow.

As of December 31, 2012, the Company spent $211,533 (€165,609) on the Oelsnitz property. The Company completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

Mineral Exploration Quality Assurance/Quality Control

For all its quality control procedures associated with the Company’s sampling data, the Company inserts a variety of control samples into all of its sample shipments.  These controls are blanks, sulfide or oxide Au standards (depending on the host material), field duplicates, and occasionally preparation duplicates, if the situation warrants.  The Company inserts these samples at a rate of about 1 in every 8 samples.  For the Alvalade JV, the Company inserts copper standards and other blanks, provided by its JV partner.  The average insertion rate for the Alvalade JV is about 1 in every 5 samples.  The laboratory does its own QA/QC prior to sending the Company the certified analyses.  The Company gets a certified QA/QC sheet, as well, from the lab.  Finally, the Company controls the certified results, with an eyeball check and in the Alvalade JV, a final computer check.  The Company uses ALS Chemex, based in Vancouver, Canada for the final analyses.  Samples from Portugal are prepped in the Seville, Spain prep facility.  Samples from Germany and Kosovo are prepped in the Rosia Montana, Romania facility.  All splits and pulps needed for analyses are then sent to Vancouver, Canada.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

In 2010, the Company changed its financial year end from April 30 to December 31. Set out below is the operating and financial review for the financial years ended December 31, 2012 and 2011, the financial eight-month period ended December 31, 2010 and the financial year ended April 30, 2010.

Operating Results

Year ended December 31, 2012 vs. year ended December 31, 2011

During the year, the Company acquired the remaining 10% interest in MAEPA for $150,000 and the issuance of 500,000 common shares, bringing the Company’s interest to 100%. Exploration, including drilling, was conducted on both the Alvalade and Covas joint-ventures. Early stage-exploration was conducted on licenses in the Company’s portfolio in Portugal, Kosovo and Germany, and several additional exploration licenses were granted in Portugal.

The comprehensive loss for the year ended December 31, 2012 was $1,536,107, or ($0.07) per share, compared to a comprehensive loss of $2,108,559, or ($0.13) per share, for the year ended December 31, 2011. Excluding the non-cash depreciation of $26,902 (2011 – $10,852) and share-based payment of $189,310 (2011 - $nil), general and administrative expenses were $1,047,414 compared to $858,731 for the year ended December 31, 2011. Significant changes in expenses occurred in investors relations to $169,254 (2011 - $79,118) due to increased efforts to provide awareness of the Company’s activities; Salaries, which rose to $342,319 (2011 - $276,181); an increase in accounting and legal to $180,868 (2011 - $161,192) and listing and filing fees of $16,631 (2011 - $8,745) as the Company negotiated and acquired the remaining 10% interest in MAEPA; and an increase in licenses, fees and taxes to $18,639 (2011 - $1,163). Travel fell to $77,953 (2011 - $104,106). Other items included higher foreign exchange gain of $4,798 (2011 - $533) due to favorable exchange rates, and lower interest income of $11,828 (2011 - $20,572). Non-controlling interest fell to $93,092 (2011 – $217,997).

During the year ended December 31, 2012, the Company expensed exploration costs of $421,039 on Covas, $93,315 on Marateca, $1,999,212 on Alvalade and $148,944 on other projects in Portugal (2011 - $148,241 on Covas, $699,250 on Marateca, $415,482 on Alvalade and $79,229 on other projects). The Company expensed exploration costs of $25,744 on Glavej, $80,216 on Kamenica, $59,147 on Selac and $209,451 on other projects in Kosovo (2011  - $56,731 on Glavej, $198,927 on Kamenica, $92,547 on Selac, and $210,563 on other projects). The Company also expensed $178,883 (2011 - $32,650) on its project in Germany.  During the year ended December 31, 2012, the Company received an advance of $2,477,322 from Antofagasta for the Alvalade JV Project as part of the US$4,300,000 over three years and $371,026 from Blackheath for the Covas project.

Year ended December 31, 2011 and eight months ended December 31, 2010

For the year ended December 31, 2011, the Company reported a loss of $2,117,206 ($0.13 loss per share) compared to a loss of $1,043,097, or $0.08 per share, for the eight months ended December 31, 2010.

Excluding the non-cash share-based payment of $nil (eight months ended December 31, 2010 - $212,410) and depreciation of $10,852 (eight months ended December 31, 2010 - $11,544), the Company’s general and administrative expenses amounted to $855,739 during the year ended December 31, 2011 (eight months ended December 31, 2010 - $477,932).  The significant increase in the general and administrative expenses was a result of:  a) the Company completed its QT and thus, became an operating company with its own employees and consultants; and b) the Company incorporated its majority-owned subsidiaries’ (MAEPA and Innomatik) operations from the date of acquisition on July 9, 2010.  As a result, all costs increased compared to the eight-month period ended December 31, 2010 when it just identified the QT in July 2010.

During the year ended December 31, 2011, the Company expensed exploration costs of $148,241 on Covas, $699,250 on Marateca, $415,482 on Alvalade and $79,229 on other projects in Portugal (eight months ended December 31, 2010 - $109,499 on Covas, $104,088 on Marateca, $66,988 on Alvalade and $451 on other projects) and received cash advance and reimbursement of $178,271 from optionee on Covas and $275,752 from optionee on Alvalade. The Company expensed exploration costs of $56,731 on Glavej, $198,927 on Kamenica, $173,893 on Bajgora, $92,547 on Selac, and $36,670 on other projects in Kosovo (eight months ended December 31, 2010 - $68,542 on Glavej, $87,699 on Kamenica, and $30,085 on Rezhanc, $20,674 on Bajgora and $1,360 on other projects). The Company also expensed exploration costs of $32,650 on Oelsnitz in Germany (eight months ended December 31, 2010 - $nil)

For the eight months ended December 31, 2010 and 2009

During the eight months ended December 31, 2009, the Company was a capital pool company looking for completing its qualifying transaction.  During the eight months ended December 31, 2010, the Company completed its qualifying transaction by acquiring its subsidiaries in Portugal and Kosovo.

Liquidity and Capital Resources

As at December 31, 2012, the Company’s working capital was $1,350,513 (December 31, 2011 - $695,918). With respect to working capital, $750,240 was held in cash and cash equivalents (December 31, 2011 - $478,817). The increase in cash and cash equivalents was mainly due to its gross proceeds from the March 2012 financing of $1,200,000 and October 2012 financing of $1,198,500 being offset by the operating activities of $1,497,975, the purchase of property, plant and equipment of $32,667, the acquisition of 10% interest in MAEPA of $150,000 and share issue costs of $155,460.

On March 28, 2012, the Company completed a private placement issuing 4,000,000 units (“Units”) at a price of $0.30 per Unit of gross proceeds of $1,200,000. Each Unit consist of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months.  A cash finder’s fee of $55,174 was paid and finder’s options, entitling the holders to purchase up to 183,913 Units for a period of 24 months from issue at a price of $0.30 per unit, were issued. Insiders participated in the offering for a total of 303,667 Units.

In April 2012, the Company purchased the remaining 10% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

Paid the NCI owner $150,000; and

2.

Issued 500,000 common shares of the Company to the NCI owner.

On October 3, 2012, the Company completed a private placement issuing 7,990,000 units (“Units”) at a price of $0.15 per Unit of gross proceeds of $1,198,500. Each Unit consist of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of 36 months.  A cash finder’s fee of $40,913 was paid and finder’s options, entitling the holders to purchase up to 545,500 Units for a period of 36 months from issue at a price of $0.15 per unit, were issued. Each finder’s option consists of one common share and one warrant that is exercisable into one common share at the price of $0.25 for a 36 month period. Insiders participated in the financing for a total of 3,185,000 Units.

As of April 23, 2013, Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €170,500 ($223,662) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company has no internal sources of liquidity. The Company’s external sources of liquidity includes financing from the sales of common stock in private placements, option payments from joint venture partners, and direct funding by joint venture for the exploration of the Company’s properties. Management believes that the Company’s current treasury and completed financings in 2012, along with the recent strategic developments with the Company and the expectation to raise further funds in 2013 will allow its effort continue throughout 2013.  The current property exploration budget for fiscal 2013 are US$1.9 million to be funded by the Company's joint venture partners on Alvalade and Covas, and approximately US$150,000-$175,000 to be funded by the Company on its non-material properties. If the Company is unable to raise additional funds during 2013, property exploration budgets will be reduced accordingly. General and Administrative expenses for 2013 are budgeted at a similar level to the 2012 expenditures.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 4 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds
April 30, 2009	Seed Shares	1,300,000	$ 0.10	$ 130,000
	Initial Public Offering	1,000,000	0.20	200,000
	Private Placement	750,000	0.20	150,000

April 30, 2010	None	-	-	-

December 31, 2010	Private Placement	11,428,571	0.35	4,000,000
	Private Placement	1,250,000	0.40	500,000
	Exercise of Agent’s Options	100,000	0.20	20,000
	Settlement of Working Capital Loan	275,000	0.37	-

December 31, 2011	None	-	-	-

December 31, 2012	Private Placement	4,000,000	0.30	1,200,000
	Private Placement	7,990,000	0.15	1,198,500
	Purchase of Non-Controlling Interest	500,000	0.25	125,000

(1)

In 2010, the Company changed its financial year end from April 30 to December 31. Set out above is a summary of common shares issuance during the Company’s financial year ended December 31, 2011, financial eight-month period ended December 31, 2010 and financial years ended April 30, 2010 and April 30, 2009.

Year Ended December 31, 2012

As at December 31, 2012, the Company’s working capital was $1,350,513 (December 31, 2011 - $695,918). During the year, Operating Activities used cash of ($1,497,975), including the loss for the year of ($1,622,146). Items not affecting cash include Depreciation of $26,902 and Share-Based Payments of $189,310. Changes in non-cash working capital items include an increase in Receivables of ($100,069), an increase in Prepaid Expenses of ($17,884), an increase in bank guarantee of ($65,346), a decrease in Other Assets of $11, an increase in Due to Related Parties of $14,471, and an increase in Accounts Payable and Accrued Liabilities of $76,620.

Investing Activities used cash of ($182,667). Purchase of Property, Plant and Equipment used cash of ($32,667) and Acquisition of Non-controlling Interest related to the purchase of the remaining 10% interest of MAEPA used cash of ($150,000).

Financing Activities provided cash of $2,243,000, including $2,398,500 from the issuance of common shares. Share Issuance Costs used cash of ($155,460).

Cash and cash equivalents totaled $1,041,215 at December 31, 2012 compared to cash of $478,817 as of December 31, 2011, an increase of $562,398 during the year.

Year Ended December 31, 2011

As at December 31, 2011, the Company’s working capital was $695,918 (December 31, 2010 - $3,019,837). During the year, Operating Activities used cash of ($2,502,387), including the loss for the year of ($2,335,203). Items not affecting cash were Depreciation of $10,852. Changes in non-cash working capital items include an increase in Receivables of ($15,217), an increase of bank guarantees of ($158,316), an increase in Prepaid Expenses of ($15,967), a decrease in Other Assets of $17, a decrease in Due to Related Parties of ($24,449), a decrease in Other liabilities of ($70,058) and an increase in Accounts Payable and Accrued Liabilities of $98,143.

Investing Activities provided cash of $306,683. Other receivables provided cash of $320,000 and purchase of Property, Plant and Equipment used cash of ($13,317). There was no cash used or provided by Financing Activities.

Cash and cash equivalents totaled $637,133 (of which $158,316 were bank guarantees) at December 31, 2011 compared to cash of $2,674,521 as of December 31, 2010, a decrease of ($2,037,388) during the year.

Eight Months Ended December 31, 2010

As at December 31, 2010, the Company’s working capital was $3,019,837 (April 30, 2010 - $353,322). During the eight months ended December 31, 2010, Operating Activities used cash of ($944,695), including the net loss of the eight-month period ($1,072,740). Items not affecting cash include Share-based Payment of $212,410, Depreciation of $11,544, Gain on Shares Issued for Debt Settlement of ($16,633), and Gain on Write-Off of Loans of ($89,917). Changes in non-cash working capital items include an increase in Receivables of ($74,170), an increase in Prepaid Expenses of ($61,876), a decrease in Other Assets of $18,259, an increase in Due to Related Parties of $180,353, an increase in Other liabilities of $30,687 and a decrease in Accounts Payable and Accrued Liabilities of ($82,612).

Investing Activities used cash of ($790,192). Exploration and evaluation assets used cash of ($183,139), Cash paid in business combination used cash of ($762,890), Cash acquired from business combination provided cash of $157,270, and Property, Plant and Equipment used cash of ($1,433). Financing Activities provided cash of $4,270,447, including $4,500,000 and $20,000 from the issuance of common shares and the exercise of agent’s options, respectively. In addition, Share Issuance Costs used cash of ($249,553).

Cash totaled $2,674,521 at December 31, 2010 compared to cash of $150,916 at April 30, 2010, an increase of $2,523,605.

Year Ended April 30, 2010

As at April 30, 2010, the Company’s working capital was $353,322, compared to working capital of $380,848 at May 1, 2009. With respect to working capital, $150,916 was held in cash and cash equivalents, compared to $384,632 at April 30, 2009.

During the year ended April 30, 2010, Operating Activities provided cash of $32,207, including the net loss of the year ($27,526). Changes in non-cash working capital items include a decrease in Receivables of $1,031, and an increase in Accounts Payable and Accrued Liabilities of $58,702.

Investing Activities used cash of ($150,000) due to the settlement of the Convertible Loan. Financing Activities used cash of $115,923 due to Financing Costs.

Cash totaled $150,916 at April 30, 2010 compared to cash of $384,632 at April 30, 2009, a decrease of ($233,716).

Critical Accounting Policies and Estimates

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Statement of Compliance

The consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis.  In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for the year ending December 31, 2012.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	92.5%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Asset Acquisitions

Asset Acquisitions that occurred after May 1, 2008 were accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”) and IAS 27, Consolidated and Separate Financial Statements.

Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquire, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign currencies

The Company assess functional currency on an entity by entity basis based on the related fact pattern; however, the presentation currency used in these consolidated financial statements is determined at management’s discretion.

The currency of the parent company, and the presentation currency applicable to these financial statements, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its majority-owned subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

Exploration and evaluation assets and expenditure

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditure is expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of operations.

Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its majority-owned subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position;

•

the carrying amount of an asset or cash-generating unit comparing with the recoverable amount to assess the impairment loss, if any;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the consolidated statements of financial position;

•

the inputs used in accounting for share purchase option expense in the consolidated statements of comprehensive loss;

•

the provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2012;

•

the assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable.

Provisions

Provisions are recognized in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefit will be required to settle the obligation.  If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statements of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Impairment of equipment and intangible assets (excluding goodwill)

Equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the consolidated statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted that are expected to apply when temporary difference are expected to settle.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement (effective January 2013)

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.00 on December 31, 2012.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2012, the Company had a total of €170,500 ($223,662) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 23, 2013 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. Each director was re-elected at the Annual General Meeting held on June 5, 2012.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	57	July 8, 2010
Gregory E. McKelvey (1)	United States	69	January 23, 2008
Donald E. Ranta (1)	United States	70	January 23, 2008
Mark T. Brown (1)	Canada	45	January 23, 2008

(1)

Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated April 30, 2012.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 23, 2013, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	57	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	38	July 8, 2010

Paul W. Kuhn, joined Avrupa in July 2010 after working with Metallica Mining in Oslo, Norway since August 2008. He has more than 30 years of experience in the minerals exploration business in North America, Central Asia and Europe. He earned an A.B. Degree from Dartmouth College, US, in 1978, and an M.S. Degree from the University of Montana, US, in 1983.  Mr. Kuhn has worked in a variety of geological terrains, exploring for gold, silver, base metals, uranium, and phosphate deposits, and has spent time as a production geologist in the deep underground mines of the Coeur d`Alene Mining District, historically one of the world’s most important silver districts.  Mr. Kuhn has managed successful exploration programs in the US and Turkey, and was involved in a number of base and precious metal discoveries in Turkey, including the Taç and Çorak polymetallic deposits (presently being developed by Mediterranean Resources), the Cerattepe Cu-Au volcanogenic massive sulfide deposit (held by Inmet Mining), the Altıntepe epithermal Au deposit (being developed by Stratex International), the Diyadın Carlin-style Au deposit (developed by Newmont Mining and currently held by Koza Altin), and the Karakartal porphyry Cu-Au deposit (being developed by Anatolia Minerals).  Mr. Kuhn was also involved with the original mapping and description of the Çöpler porphyry Au deposit (presently under mine construction and development by Anatolia Minerals).

Gregory E. McKelvey, MS. Geol., served as President/CEO of Animas from July 2007 through August 2011, has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge.  He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America.  He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining.  Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits.  He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile.   As the former VP-Exploration Latin America for Phelps Dodge, Mr. McKelvey leads the company including the formulation and implementation for the strategic and tactical exploration plans for the company.  From April 2001 to May 2005, he was managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge. He served as CEO from July 2007 to September 2011, and as a Director from July 2007 until May 2012, of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Since February 2008, he has been a Director of Rare Element Resources Ltd. a mineral exploration company traded on the NYSE MKT and TSX Exchanges; since November 2009, he has been a Director of Redhawk Resources Inc., a mineral exploration company traded on the TSX Exchange.

Donald E. Ranta is an exploration and development mining executive, experienced in planning, implementing and directing successful exploration and acquisition programs throughout North America, South America, Africa and other international locations.  He has extensive experience in generative exploration, project exploration and appraisal, geologic-engineering, economic evaluation, and strategic and business planning.  His exploration teams were responsible for the discovery of many of the Santa Gertrudis gold deposits in Sonora, Mexico.  In addition, he is a former President and Board member of Society for Mining, Metallurgy and Exploration, Inc. and the current Vice President-Finance and a Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the

Colorado School of Mines (PhD).  Since December 15, 2011, he has been the Chairman of Rare Element Resources Ltd., a mineral exploration company traded on the NYSE MKT and TSX Exchanges. From October 1 2007 to December 14, 2011, he was the President and CEO of Rare Element Resources Ltd. Since October 2007, he has been a Director of Rare Element Resources Ltd.; from January 2008 to June 2012, he served a Director of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; since September 2008, he has been a Director of Otis Gold Corp., a mineral exploration company traded on the TSX Venture Exchange.

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE AMEX and TSX Exchanges.  He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Animas Resources Ltd., a resource exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; a Director of Estrella Gold Corporation, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2011, she has been  Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2010, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as Animas Resources Ltd. (since July 2007), Aegean Metals Group Inc. (since August 2011), AQM Copper Inc. (since April 2007), Strategem Capital Corporation (since May 2005), and Estrella Gold Corporation (since October 2011).

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer. No members of the Board of Directors are related.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.  There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 5, 2012.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year (1)	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation
Paul W. Kuhn CEO, President and Director (2) (3)	Dec 31, 2012 Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	$219,175 $232,418 $101,535 N/A	$ 33,782 $ Nil $ 83,532 N/A	135,000 N/A 350,000 N/A	$ 59,110 $ 62,864 $ 16,744 N/A

Winnie Wong, CFO and Corporate Secretary (4)	Dec 31, 2012 Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	N/A N/A N/A N/A	$ 6,223 $ Nil $ 11,933 $ Nil	25,000 N/A 50,000 N/A	N/A N/A N/A N/A

Mark T. Brown, Director Former CEO and President (5)	Dec 31, 2012 Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	N/A N/A N/A N/A	$ 6,223 $ Nil $ 11,933 $ Nil	25,000 N/A 50,000 N/A	$ 208,598 $ 106,615 $ 131,344 $ 3,000

Gregory E. McKelvey, Director (6)	Dec 31, 2012 Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	N/A N/A N/A N/A	$ 4,800 $ Nil $ 11,933 $ Nil	20,000 N/A 50,000 N/A	N/A N/A $ 10,502 N/A

Donald E. Ranta, Director	Dec 31, 2012 Dec 31, 2011 Dec 31, 2010 Apr 30, 2010	N/A N/A N/A N/A	$ 4,800 $ Nil $ 11,933 $ Nil	20,000 N/A 50,000 N/A	N/A N/A N/A N/A

(1)

In 2010, the Company changed its financial year end from April 30 to December 31. Set out above is a summary of compensation paid during the Company’s financial years ended December 31, 2012, and December 31, 2011, the financial eight-month period ended December 31, 2010 and financial year ended April 30, 2010.

(2)

“Other Compensation” for Paul W. Kuhn is for housing allowance and school fees.

(3)

Paul W. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(4)

POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $208,598, $106,615, $131,344 and $6,000 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2012, December 31, 2011, the financial eight-month period ended December 31, 2010, and the financial year ended April 30, 2010, respectively. See note 5 below.

(5)

Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $$208,598, $106,615, $131,344, and $6,000 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2012, December 31, 2011, the financial eight-month period ended December 31, 2010, and the financial year ended April 30, 2010, respectively.  (see note 4 above).

(6)

“Other Compensation” for Gregory E. McKelvey is for consulting fees.

No funds were set aside or accrued by the Company during 2012 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Company’s corporate governance practices are the responsibility of the Board.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends incentive stock options.

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the only non-independent director is Paul W. Kuhn, as he serves as CEO and President of the Company.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 5, 2012, shareholders approved the resolution to set the current Board at 4 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board of Directors met twice in fiscal 2012.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated April 30, 2012.

The Audit Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit Committee is composed of a minimum of three members of the Board of Directors, a majority of whom are independent. All members of the Audit Committee shall be financially literate. Financial literacy is the ability to read and understand a balance sheet, income statement and cash flow statement that present a breadth and level of complexity comparable to the Corporation’s financial statements.

Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience. The Chairperson shall be appointed by the Board of Directors for a one-year term, and may serve any number of consecutive terms.

Meetings

The Audit Committee shall meet at least four times per year and may call special meetings as required. A quorum at meetings of the Audit Committee shall be its Chairperson and one of its other members or the Chairman of the Board of Directors. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference if this is deemed appropriate.

The Chairperson shall, in consultation with management and the external auditor and internal auditor (if any), establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for study prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to Audit Committee members with copies to the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

Responsibilities

Primary responsibility for the Company’s financial reporting, accounting systems and internal controls is vested in senior management and is overseen by the Board of Directors. The Audit Committee is a standing committee of the Board of Directors established to assist it in fulfilling its responsibilities in this regard. The Audit Committee shall have responsibility for overseeing management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The Audit Committee reviews interim and annual audited financial statements and related management’s discussion and analysis (“MD&A”), including any letter to shareholders and related press releases, and recommend their approval to the Board of Directors, after discussing matters such as the selection of accounting policies (and changes thereto), major accounting judgments, accruals and estimates with management and the external auditor. The Committee reviews, prior to their presentation to the Board of Directors and their release, all material financial information required by securities legislation and policies; enquires about potential claims, assessments and other contingent liabilities; and periodically reviews with management, depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency. The Committee shall review to ensure to its satisfaction that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Company's external auditor must report directly to the Audit Committee, which is directly responsible for overseeing the work of the external auditor including the resolution of disagreements between management and the external auditor regarding financial reporting. The Audit Committee shall implement structures and procedures to ensure that it meets with the external auditor on at least annually in the absence of management. The Committee recommends to the Board of Directors the external auditor to be nominated, and recommends the compensation of the external auditor's engagement. Any engagements for non-audit services to be provided by the external auditor will be reviewed and pre-approved by the Committee, including estimated fees, and will consider the impact on the independence of the external auditor.

The Committee will review with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting. It will obtain reasonable assurance from discussions with and/or reports from management, and reports from external auditors that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Company and its subsidiaries and affiliates. The Committee will direct the external auditor’s examinations to particular areas, and review control weaknesses identified by the external auditor, together with management's response.

In fulfilling its responsibilities, the Audit Committee shall have unrestricted access to the Company’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities. It will have direct communication channels with the internal auditor (if any) and the external auditor to discuss and review specific issues, as appropriate. The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, and will establish the compensation to be paid to any advisors employed by the Audit Committee and such compensation shall be paid by the Company as directed by the Audit Committee.

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. On an annual basis, prior to public disclosure of its annual financial statements, the Committee will ensure that the external auditor has entered into a participation agreement and has not had its participant status terminated, or, if its participant status was terminated, has been reinstated in accordance with the Canadian Public Accountability Board (“CPAB”) bylaws and is in compliance with any restriction or sanction imposed by the CPAB.

The current Audit Committee members are Gregory E. McKelvey (Director), Mark T. Brown (Director), and Donald E. Ranta (Director).

Staffing

The Company currently has 14 employees and 2 executive officers. Of the employees, 10 are located in Portugal, including 1 manager, 1 accounting/administrator, 6 geologists, 2 technicians, and 1 expediter. 4 are located in Kosovo, and include 3 geologists and 1 administrator.

Management, administrative and secretarial functions in Vancouver are provided by Pacific Opportunity Capital Ltd., a private company of which Mark T. Brown, a director of the Company, is the president and director.

During the years ended December 31, 2011 and the eight months ended December 31, 2010, the Company had 7 employees and 2 executive officers.  During the years ended April 30, 2010 and 2009, the Company had no employees and 2 executive officers.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of April 23, 2013, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	757,500	2.59%
Common	Winnie Wong (2)	230,000	0.80%
Common	Gregory E. McKelvey (3)	334,533	1.16%
Common	Donald E. Ranta (4)	256,122	0.89%
Common	Mark T. Brown (5)	2,390,668	8.20%
	Total Directors/Officers	3,968,823	13.17%

(1)

485,000 of these shares represent currently exercisable stock options and 80,000 represent currently exercisable share purchase warrants.

(2)

130,000 of these shares represent currently exercisable stock options.

(3)

125,000 of these shares represent currently exercisable stock options and 33,333 represent currently exercisable share purchase warrants.

(4)

125,000 of these shares represent current exercisable stock options.

(5)

1,630,834 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 130,000 of these shares represent currently exercisable common share purchase options, and 417,834 are currently exercisable share purchase warrants held by Pacific Opportunity Capital.

Based upon 28,593,571 common shares outstanding as of April 23, 2013, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Equity Financial Trust Company, 1185 Georgia Street, Suite 1620, Vancouver, British Columbia V6E 4E6.

On April 23, 2013 the shareholders' list for the Company's common shares showed 29 registered shareholders, including depositories, and 28,593,571 common shares issued and outstanding. Of the total registered shareholders, 6 are resident in Canada holding 21,889,677 common shares, or 76.6% of the total issued and outstanding; 19 shareholders are resident in the United States holding 5,683,894 common shares, or 19.9% of the issued and outstanding, and 4 shareholders are resident of other nations holding 1,020,000 common shares, or 3.5% of the issued and outstanding.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 23, 2013, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Exploration Capital Partners (1)	6,000,000	18.99%
Common	Mark T. Brown (2)	2,390,668	8.20%

(1)

3,000,000 of these shares represent currently exercisable share purchase warrants.

(2)

1,630,834 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 130,000 of these shares represent currently exercisable common share purchase options, and 417,834 are currently exercisable share purchase warrants held by Pacific Opportunity Capital.

Based upon 28,593,571 common shares outstanding as of April 23, 2013, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2012 and December 31, 2011, the eight months ended December 31, 2010, and the year ended April 30, 2010.

	Services	Expenses Incurred During the Year Ended December 31, 2012	Expenses Incurred During the Year Ended December 31, 2011	Expenses Incurred During the Eight Months Ended December 31, 2010	Expenses Incurred During the Year Ended April 30, 2010
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$208,598	$106,615	$131,344	$ 6,000
Paul W. Kuhn	Geological consulting, housing allowance and school payment	$310,540	$295,282	$201,811	$ Nil
Peter Merkel (b)(d)	Loan interest	$ Nil	$ Nil	$ 13,820	$ Nil
Paul L. Nelles (b)	Salaries	$ 88,366	$ 91,333	$ 69,274	$ Nil
Michael Diehl (b)	Salaries	$ 95,505	$144,658	$ 51,918	$ Nil
Mineralia (c)	Geological consulting	$215,501	$219,532	$147,877	$ Nil
TOTAL:		$918,510	$857,420	$616,044	$ 6,000

(a)

Pacific Opportunity Capital Ltd., a company controlled by, Mark Brown, a director of the Company.

(b)

Peter Merkel, Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)

During the eight months ended December 31, 2010, Peter Merkel received 275,000 common shares at a fair value of $0.37 price ($101,750) to settle the working capital loan and the interests owing to him in the amount of €88,385 ($118,383). The loan was made from Peter Merkel to Innomatik Exploration Kosovo LLC in 2009, prior to the Company’s acquisition of its 92.5% interest in Innomatik Exploration Kosovo LLC on July 13, 2010. The loan was made to fund the operations of Innomatik Exploration Kosovo LLC in 2009. Interest on the loan was charged at a rate of 6% per annum. As at April 30 2010, and all preceding dates, the Company had no amounts owing to Peter Merkel as the Company did not acquire its 92.5% interest in Innomatik Exploration Kosovo LLC until July 13, 2010. As at December 31, 2010, and all dates thereafter, the Company had no amounts owing to Peter Merkel after the above mentioned shares-for-debt settlement.

Item 8.  Financial Information

The financial statements as required under Item #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Current Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inception and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of December 31, 2012, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 28,593,571 Common Shares issued and outstanding as of December 31, 2012 and as of April 23, 2013.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “AVU”. The CUSIP number is 05453A108. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2013;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2013; and

•

each of the last five annual reporting period, being the years ended December 31, 2012 and 2011, the eight-month period ended December 31, 2010, and the years ended April 30, 2010 and 2009.

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the Exchange on September 2, 2008. The Company completed its Qualifying Transaction (“QT”) on July 13, 2010 to acquire 90% of the issued and outstanding shares in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”) and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company received the final approval from the Exchange for its QT and its common shares resumed trading under its current name and trading symbol “AVU.V” as of July 14, 2010.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2013	$0.12	$0.08	$0.09
February 2013	$0.15	$0.09	$0.09
January 2013	$0.15	$0.10	$0.15
December 2012	$0.23	$0.14	$0.14
November 2012	$0.19	$0.14	$0.16
October 2012	$0.22	$0.15	$0.19

Three Months Ended 3/31/13	$0.15	$0.08	$0.09
Three Months Ended 12/31/12	$0.19	$0.14	$0.14
Three Months Ended 9/30/12	$0.25	$0.14	$0.15
Three Months Ended 6/30/12	$0.29	$0.18	$0.25
Three Months Ended 3/31/12	$0.40	$0.23	$0.29
Three Months Ended 12/31/11	$0.42	$0.14	$0.19
Three Months Ended 9/30/11	$0.57	$0.28	$0.30
Three Months Ended 6/30/11	$0.60	$0.46	$0.50
Three Months Ended 3/31/11	$0.59	$0.41	$0.49
Two Months Ended 12/31/10	$0.52	$0.33	$0.39
Three Months Ended 10/31/10	$0.50	$0.36	$0.50
Three Months Ended 7/31/10	$0.50	$0.37	$0.37

Year Ended 12/31/12	$0.40	$0.14	$0.14
Year Ended 12/31/11	$0.60	$0.14	$0.19
Eight Months Ended 12/31/10	$0.52	$0.33	$0.39
Year Ended 4/30/10	$0.21	$0.07	$0.16
Year Ended 4/30/09	$0.31	$0.10	$0.10

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to March 2013	€0.19	€0.05	€0.14

Table No. 12 lists, as of April 23, 2013, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
625,000	$0.55	April 27, 2013
4,000,000	$0.50	March 28, 2014
7,990,000	$0.25	October 3, 2015
Total: 12,615,000

Table No. 13 lists, as of April 23, 2013, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
183,913	$0.30	March 28, 2014
545,500	$0.15	October 3, 2015
Total: 729,413

American Depository Receipts.

Not applicable.

Other Securities to be Registered

Not applicable

Current Canadian Trading Market

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During the year ended December 31, 2012, the Company completed two private placements of its common shares. On March 28, 2012, the Company completed the placement of 4,000,000 units (a “Unit”) at $0.30 per Unit for gross proceeds of $1,200,000. Each Unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of 24 months that expires on March 28, 2014 at a price of $0.50 per common share. A cash finder’s fee of $55,174 was paid and finder’s warrants, entitling the holders to purchase up to 183,913 Units for a period of 24 months from issue at a price of $0.30 per Unit, were issued. On October 3, 2012, the Company completed the placement of 7,990,000 units at a price of $0.15 for gross proceeds of $1,198,500. Each unit consisted of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of 36 months that expires on October 3, 2015. A cash finder’s fee of $40,913 was paid and finder’s options, entitling the holders to purchase up to 545,500 Units for a period of 36 months from issue at a price of $0.15 per unit, were issued. Each finder’s option consists of one common share and one warrant that is exercisable into one common share at a price of $0.25 for a 36 month period. Insiders participated in the financing for a total of 3,185,000 Units. Also during the year ended December 31, 2012, the Company issued 500,000 common shares for the purchase of the remaining 10% interest in MAEPA.

During the year ended December 31, 2011, the Company issued no shares.

During the eight-month period ended December 31, 2010, the Company completed two private placements of its common shares. On June 22, 2010, the Company closed a private placement related to the completion of its Qualifying Transaction for gross proceeds of $4 million. The Company had issued 11,428,571 subscription receipts at $0.35 per receipt. Each receipt was converted into a unit at the completion of the Qualifying Transaction, which consists of a common share and one half of a transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.50 until December 22, 2011. A total of $183,859 cash finder’s fee was paid and 525,310 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same terms as the financing at $0.35 until December 22, 2011. On October 25, 2010, the Company closed a private placement issuing 1,250,000 units at a price of $0.40 per unit for gross proceeds of $500,000. Each unit consists of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.55 until April 25, 2011. A total of $31,500 cash finder’s fee was paid and 78,750 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same terms as the financing at $0.40 until April 25, 2011. During the eight-month period ended December 31, 2010, the Company also issued 100,000 shares pursuant to the exercise of agent’s stock options for cash proceeds of $20,000.

During the year ended April 30, 2010, the Company issued no shares.

Shares Issued for Assets Other Than Cash

During the year ended December 31, 2012, the Company issued 500,000 common shares for the purchase of the remaining 10% interest in MAEPA. The shares were issued at a deemed price of $0.25 per share ($125,000).

During the year ended December 31, 2011, the Company issued no shares.

During the eight-month period ended December 31, 2010, 275,000 common shares were issued to Peter Merkel, a non-controlling shareholder of the Company’s subsidiary, Innomatik Exploration Kosovo LLC, at a fair value of $0.37 per share ($101,750) to settle the working capital loan and the interests thereto owing to him.

During the years ended April 30, 2010, the Company issued no shares for assets other than cash.

ESCROW SHARES

Capital Pool Company (CPC)  Escrow Agreement

Under an agreement between the Company and Equity Transfer & Trust Company as Escrow Agent dated July 28, 2008, 1,300,000 common shares held by the recipients of the original discounted seed shares, including insiders, were held in escrow pursuant to the Company's original CPC listing agreement pursuant to the rules of the TSX Venture Exchange. Upon Exchange acceptance of the CPC Qualifying Transaction, the common shares are to be released under the following schedule:

Release Dates	Percentage of Total Escrowed Shares to be Released	Total Number of Escrowed Shares to be Released
Date of Final Exchange Bulletin	10%	130,000
6 months following Bulletin	1/6 of remaining escrow shares	195,000
12 months following Bulletin	1/5 of remaining escrow shares	195,000
18 months following Bulletin	1/4 of remaining escrow shares	195,000
24 months following Bulletin	1/3 of remaining escrow shares	195,000
30 months following Bulletin	1/2 of remaining escrow shares	195,000
36 months following Bulletin	all of remaining escrow shares	195,000

As of April 23, 2013, all escrow shares had been released except the final release which is scheduled for July 13, 2013 (36 months following the Final Exchange Bulletin). The insiders who have shares remaining in escrow and the number of shares is detailed in the following table:

Name of Insider	Number of Shares

Mark Brown	15,000
Gregory McKelvey	15,000
Donald Ranta	15,000
Winnie Wong	15,000
Pacific Opportunity Capital (Mark Brown)	90,000
Jeff Phillips	45,000
Total Escrow Shares Remaining	195,000

Shares Held By Company

No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors, Officers, Employees and Consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 5, 2012. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

Under the Plan, the exercise price of the option may not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount allowed by the policies on the TSX Venture Exchange. An option granted under the Plan must be exercised within a period of five years from granting. Within this five year period, the Company's Board of Directors may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period. Any agreement to decrease the option price of options previously granted to insiders will require the approval of "disinterested shareholders", which is defined as approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Plan, and associates of such persons.

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on June 5, 2012 has been included as an exhibit to the Company’s Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 23, 2013, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	350,000 100,000 35,000	350,000 100,000 35,000	$0.35 0.30 0.30	July 8, 2015 January 26, 2017 April 10, 2017

Winnie Wong, Chief Financial Officer & Corporate Secretary	55,000 50,000 25,000	55,000 50,000 25,000	$0.20 0.35 0.30	August 28, 2013 July 8, 2015 April 10, 2017

Gregory E. McKelvey, Director	55,000 50,000 20,000	55,000 50,000 20,000	$0.20 0.35 0.30	August 28, 2013 July 8, 2015 April 10, 2017

Donald E. Ranta, Director	55,000 50,000 20,000	55,000 50,000 20,000	$0.20 0.35 0.30	August 28, 2013 July 8, 2015 April 10, 2017

Mark T. Brown, Director	55,000 50,000 25,000	55,000 50,000 25,000	$0.20 0.35 0.30	August 28, 2013 July 8, 2015 April 10, 2017

Employees/Consultants	320,000 10,000 675,000	320,000 10,000 675,000	$0.35 0.35 0.30	July 8, 2015 July 15, 2015 April 10, 2017
Total Officers and Directors	995,000	995,000

Total Employees/ Consultants	1,005,000	1,005,000

Total Officers/Directors/ Employees and Consultants	2,000,000	2,000,000

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name “Everclear Capital Ltd.” On July 7, 2010, the Company changed its name to “Avrupa Minerals Ltd.”

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws any director or senior officer that has a disclosable interest in a contract or transaction shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Business Corporations Act of British Columbia. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act of British Columbia.

Part 16 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate

b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors and otherwise, and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. At each annual general meeting of the Company, all the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant the Company's Articles. A retiring director shall be eligible for re-election.

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. Directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration my be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Subject to the Business Corporations Act of British Columbia, a director may hold any office or place of profit with the Company, other than the office of auditor with the Company, in conjunction with his office of director for such period and such terms as the directors may determine. No director or intended director shall be disqualified by his office from contracting with the Company. Subject to compliance with the Business Corporations Act of British Columbia, a director or his firm may act in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

Part 21 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Business Corporations Act of British Columbia, the directors shall cause the Company to indemnify and pay all eligible penalties and expenses of an eligible party and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Business Corporations Act of British Columbia. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 21.1. The failure of a director, alternate director, or officer of the Company to comply with the provisions of the Business Corporations Act of British Columbia or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number of common shares without par value.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Dividends are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as the amount of such funds or assets available for dividends shall be conclusive.

The Company may by resolution of its directors make any changes to the authorized share structure as may be permitted under Section 54 of the Business Corporations Act of British Columbia, or in its name as may be permitted under Section 263 of the Business Corporations Act of British Columbia, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes. The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Business Corporations Act of British Columbia. No alteration, as provided in Article 9, will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution. The Company may alter its Articles by resolution of its directors and, if required by such alteration, may by resolution of its directors alter the Notice of Articles.

Subject to the provisions of the Business Corporations Act of British Columbia, the Company or the Directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Business Corporations Act of British Columbia, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Business Corporations Act of British Columbia.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles is incorporated by reference to the Company’s 20-F Registration Statement.

Material Contracts

1.

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period. A copy of this agreement has been filed as an exhibit to the Company’s 20-F Registration Statement.

2.

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016. During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work. A copy of this agreement has been filed as an exhibit to the Company 20-F Registration Statement.

Exchange controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Avrupa on the right of foreigners to hold or vote securities of Avrupa, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Income Tax Consequences

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2012 and 2011 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

Documents on Display

All documents incorporated in the Company’s 20-F Registration Statement and this Annual Report may be viewed at the Company’s Executive Office located at 410 – 325 Howe Street, Vancouver, British Columbia, Canada, V6C 1Z7.

Item 11.  Disclosures About Market Risk

The Company competes with other resource companies for exploration properties and possible joint venture agreements.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

The Company’s property interests in Portugal, Germany and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

As the Company is currently in the exploration phase and has no producing mineral properties, it is not currently exposed to commodity price risk.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2012. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2012, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f))  to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2012.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors (two independent), all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to augment its Board with a financial expert.

Item 16B.  Code of Ethics

The Board has not adopted a written code of ethics. However, the Board views good corporate governance as an integral component to the Company’s success. It has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by the applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Item 16C.  Principal Accounting Fees and Services

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by DeVisser Gray LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of DeVisser Gray LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2012 Ended 12/31/2012	Fiscal 2011 Ended 12/31/2011
Audit Fees	$ 19,500	$ 16,500
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 19,500	$ 16,500

Item 16D.  Exemptions from the Listing Standards for Audit Committees

--- No Disclosure Necessary ---

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

--- No Disclosure Necessary ---

Item 16F.  Change in Registrant’s Certifying Accountant

--- No Disclosure Necessary ---

Item 16G.  Corporate Governance

--- No Disclosure Necessary ---

Item 16H.  Mine Safety Disclosure

--- No Disclosure Necessary ---

Part III

Item 17.  Financial Statements

The Company has provided financial statements pursuant to ITEM #18.

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVissser Gray LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

•

Audited Financial Statements

•

Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 19, 2013.

•

Consolidated Statements of Financial Position at December 31, 2012, and December 31, 2011.

•

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012 and December 31, 2011.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2012 and December 31, 2011.

•

Consolidated Statements of Changes in Equity for the years ended December 31, 2012 and December 31, 2011.

•

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

1.1

Certificate of Incorporation and Notice of Articles dated January 23, 2008**

1.2

Articles and Bylaws (British Columbia) dated January 23, 2008*

1.3

Certificate of Name Change dated July 7, 2010**

2.

Instruments defining the rights of holders of the securities being registered – See Exhibit Number 1

3.

Voting Trust Agreements – not applicable

4.

Material Contracts

4.1

Joint Venture agreement between the Company and Antofagasta Minerals S.A. (“Antofagasta”) regarding the exploration on the Alvalade project dated December 22, 2011.*

4.2

Agreement between the Company and Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”) regarding the optioning out of the Covas Tungsten Project dated May 18, 2011. *

5.

List of Foreign Patents – not applicable

6.

Calculation of earnings per share – not applicable

7.

Explanation of calculation of ratios – not applicable

8.

List of Subsidiaries*

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – not applicable

10.

Notice Required by Rule 104 of Regulation BTR – not applicable

11

Code of Ethics – not applicable

12

Certifications required by Rule 13a-14(a) or Rule 15d-14(a)****

13

Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code****

14.

Legal Opinion required by Instruction 3 of ITEM 7B – not applicable

15

Additional Exhibits:

15.1

Consent of DeVisser Gray LLP, Chartered Accountants, dated June 20, 2012***

15.2

Copy of Stock Option Plan*

15.3

Copy of Management Information Circular for the Annual General Meeting of Shareholders dated June 5, 2012*

15.4

Form of Proxy for the Annual General Meeting of Shareholders held on June 5, 2012. *

___________

*

Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on June 4, 2012.

**

Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on October 5, 2012.

***

Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on October 24, 2012.

****

Filed herewith.

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2012 and 2011

AVRUPA MINERALS LTD.

Contents

Page

Auditors’ Report

70

Consolidated Statements of Financial Position

71

Consolidated Statements of Comprehensive Loss

72

Consolidated Statements of Changes in Equity

73

Consolidated Statements of Cash Flows

74

Notes to the Consolidated Financial Statements

75 – 99

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Avrupa Minerals Ltd.,

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avrupa Minerals Ltd. and its subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 19, 2013

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31

 (Presented in Canadian Dollars)

	Note	December 31, 2012	December 31, 2011

Assets
Non-current assets
Property, plant and equipment	4	$ 24,572	$ 19,479
Exploration and evaluation assets	5	1,336,049	876,507
		1,360,621	895,986
Current assets
Other assets		1,884	1,895
Due from related party	7	-	5,937
Bank guarantees	13	223,662	158,316
Receivables		219,793	119,724
Prepaid expenses and advances		138,579	120,695
Restricted cash	5	290,975	-
Cash and cash equivalents		750,240	478,817
		1,625,133	885,384

Total assets		$ 2,985,754	$ 1,781,370

Equity
Share capital	6	$ 4,512,522	$ 3,866,547
Reserves	6	3,084,186	1,179,864
Deficit		(4,801,147)	(3,272,093)
		2,795,561	1,774,318
Non-controlling interest		(84,427)	(182,414)
		2,711,134	1,591,904
Liabilities
Current liabilities
Due to related parties	7	25,177	16,643
Accounts payable and accrued liabilities		249,443	172,823
		274,620	189,466

Total equity and liabilities		$ 2,985,754	$ 1,781,370

Event after the reporting period (Note 14)

These consolidated financial statements are authorized for issue by the Board of Directors on April 19, 2013. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2012	2011

Mineral exploration expenses
Mineral exploration expenses	5	$ 3,215,951	$ 1,933,620
Advances from optionees	5	(2,848,348)	(454,023)
		(367,603)	(1,479,597)
General administrative expenses
Accounting and legal		180,868	161,192
Bank charges		9,900	11,254
Consulting		76,416	67,058
Depreciation		26,902	10,852
Insurance		17,057	12,352
Investor relations		169,254	79,118
Licenses, fees and taxes		18,639	1,163
Listing and filing fees		16,631	8,745
Office and administrative fees		54,598	51,317
Rent		63,613	67,234
Salaries		342,319	276,181
Share-based payment		189,310	-
Telephone		11,456	11,537
Transfer agent fees		8,710	7,474
Travel		77,953	104,106
		(1,263,626)	(869,583)
Other items
Foreign exchange gain		4,798	533
Interest income		11,828	20,572
Other income		377	2,565
Property investigation cost		(7,920)	(9,693)
		9,083	13,977

Net loss before non-controlling interest for the year		(1,622,146)	(2,335,203)

Non-controlling interest for the year		93,092	217,997

Net loss for the year		(1,529,054)	(2,117,206)
Exchange difference arising on the translation of foreign subsidiaries		(7,053)	8,647
Comprehensive loss for the year		$ (1,536,107)	$ (2,108,559)
Basic and diluted loss per share	8	$ (0.07)	$ (0.13)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 (Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity settled employee benefits			Non-controlling interest	Total equity
						Exchange	Deficit

Balance as at December 31, 2010	16,103,571	$ 3,976,261	$ 745,585	$75,889	$251,984	$(11,955)	$ (1,154,887)	$ 29,646	$3,912,523
Revaluation of extended warrants	-	(109,714)	109,714	-	-	-	-	-	-
Non-controlling interest retaining position	-	-	-	-	-	-	-	5,937	5,937
Non-controlling interest for the year	-	-	-	-	-	-	-	(217,997)	(217,997)
Comprehensive loss	-	-	-	-	-	8,647	(2,117,206)	-	(2,108,559)

Balance as at December 31, 2011	16,103,571	3,866,547	855,299	75,889	251,984	(3,308)	(3,272,093)	(182,414)	1,591,904
Share issues:
Shares issued for private placement	11,990,000	826,144	1,572,356	-	-	-	-	-	2,398,500
Share issue costs	-	(261,482)	-	106,022	-	-	-	-	(155,460)
Revaluation of extended warrants	-	(43,687)	43,687	-	-	-	-	-	-
Share-based payment	-	-	-	-	189,310	-	-	-	189,310
Acquisition of non-controlling interest	500,000	125,000	-	-	-	-	-	191,079	316,079
Non-controlling interest for the year	-	-	-	-	-	-	-	(93,092)	(93,092)
Comprehensive loss	-	-	-	-	-	(7,053)	(1,529,054)	-	(1,536,107)
Balance as at December 31, 2012	28,593,571	$4,512,522	$2,471,342	$ 181,911	$441,294	$(10,361)	$ (4,801,147)	$ (84,427)	$2,711,134

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	2012	2011

Cash flows from operating activities
Loss after tax for the year	$ (1,622,146)	$ (2,335,203)
Items not involving cash:
Depreciation	26,902	10,852
Share-based payment	189,310	-
Changes in non-cash working capital items:
Receivables	(100,069)	(15,217)
Bank guarantees	(65,346)	(158,316)
Prepaid expenses and advances	(17,884)	(15,967)
Other assets	11	17
Accounts payable and accrued liabilities	76,620	98,143
Due to / from related parties	14,471	(24,449)
Other liabilities	-	(70,058)
Exchange difference arising on the translation of foreign subsidiaries	156	7,811

Net cash (used in) operating activities	(1,497,975)	(2,502,387)

Cash flows from investing activities
Other receivables	-	320,000
Purchase of property, plant and equipment	(32,667)	(13,317)
Acquisition of non-controlling interest	(150,000)	-

Net cash provided by (used in) investing activities	(182,667)	306,683

Cash flows from financing activities
Proceeds from issuance of common shares	2,398,500	-
Share issue costs	(155,460)	-

Net cash provided by financing activities	2,243,040	-

Change in cash and cash equivalents for the year	562,398	(2,195,704)
Cash and cash equivalents, beginning of the year	478,817	2,674,521
Cash and cash equivalents, end of the year	$ 1,041,215	$ 478,817

Cash and Cash equivalents comprised of:
Cash	$ 750,240	$ 478,817
Restricted Cash	290,975	-
	$ 1,041,215	$ 478,817
Supplementary information:
Interest received	$ 11,828	$ 20,572
Shares issued for acquisition of non-controlling interest	$ 125,000	$ -

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2012.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") effective for the Company's reporting year ended December 31, 2012.

(b)

Basis of preparation and use of judgment and estimates

These consolidated financial statements have been prepared on a historical cost basis.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparations of these consolidated financial requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Significant areas requiring the use of estimates include the determination of share-based payments and carrying value of exploration and evaluation assets. Actual results may differ from these estimates.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for the year ending December 31, 2012.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(c)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	92.5%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

(d)

Asset Acquisitions

Asset Acquisitions that occurred after May 1, 2008 were accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”) and IAS 27, Consolidated and Separate Financial Statements.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Asset Acquisitions (Continued)

Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquire, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

(e)

Foreign currencies

The Company assess functional currency on an entity by entity basis based on the related fact pattern; however, the presentation currency used in these consolidated financial statements is determined at management’s discretion.

The currency of the parent company, and the presentation currency applicable to these financial statements, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its majority-owned subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

(f)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Exploration and evaluation assets and expenditure

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditure is expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of operations.

Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(h)

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(j)

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

(k)

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Significant accounting judgments and estimates (Continued)

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its majority-owned subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position;

•

the carrying amount of an asset or cash-generating unit comparing with the recoverable amount to assess the impairment loss, if any;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the consolidated statements of financial position;

•

the inputs used in accounting for share purchase option expense in the consolidated statements of comprehensive loss;

•

the provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2012;

•

the assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable.

(l)

Provisions

Provisions are recognized in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefit will be required to settle the obligation.  If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statements of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Financial instruments (Continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

(n)

Impairment of equipment and intangible assets (excluding goodwill)

Equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

(p)

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the consolidated statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted that are expected to apply when temporary difference are expected to settle.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement (effective January 2013)

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

4. PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2011	$ 15,015	$ 134,761	$ 1,203	$ 150,979
Additions during the year	13,317	-	-	13,317
Exchange adjustment	137	3,410	20	3,567
As at December 31, 2011	28,469	138,171	1,223	167,863
Additions during the year	18,053	-	14,614	32,667
Exchange adjustment	(161)	(785)	(7)	(953)
As at December 31, 2012	$ 46,361	$ 137,386	$ 15,830	$ 199,577

Accumulated depreciation
As at January 1, 2011	$ 10,323	$ 123,453	$ 1,024	$ 134,800
Depreciation for the year	6,094	4,559	199	10,852
Exchange adjustment	(176)	2,908	-	2,732
As at December 31, 2011	16,241	130,920	1,223	148,384
Depreciation for the year	15,383	4,257	7,262	26,902
Exchange adjustment	229	(655)	145	(281)
As at December 31, 2012	$ 31,853	$ 134,522	$ 8,630	$ 175,005

Net book value
As at January 1, 2011	$ 4,692	$ 11,308	$ 179	$ 16,179
As at December 31, 2011	$ 12,228	$ 7,251	$ -	$ 19,479
As at December 31, 2012	$ 14,508	$ 2,864	$ 7,200	$ 24,572

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal				Kosovo				Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Selac	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2012	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the year	220,333	167,920	71,289	-	-	-	-	-	-	459,542
As of December 31, 2012	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049

Mineral exploration expenses for the year ended December 31, 2012
Concession fees and taxes	$ 40,985	$ 42,821	$ 29,235	$ 33,580	$ 3,266	$ 5,654	$ 1,799	$ 9,336	$ 4	$ 166,680
Geology work	-	-	-	-	14,440	31,153	21,011	51,935	167,243	285,782
Insurance	-	2,170	122	-	257	771	257	2,225	-	5,802
Office and administrative fees	1,460	48,379	4,117	2,197	13	428	457	4,326	4,572	65,949
Rent	514	79,923	3,238	-	609	3,869	3,994	8,522	-	100,669
Salaries	46,908	1,741,431	364,854	108,256	6,522	35,394	29,594	96,933	7,064	2,436,956
Site costs	1,535	31,470	9,235	1,596	637	2,947	2,035	36,174	-	85,629
Travel	1,913	53,018	10,238	3,315	-	-	-	-	-	68,484
Advances from optionee	-	(2,477,322)	(371,026)	-	-	-	-	-	-	(2,848,348)
	$ 93,315	$ (478,110)	$ 50,013	$ 148,944	$ 25,744	$ 80,216	$ 59,147	$ 209,451	$178,883	$ 367,603
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	52,837	55,983	118,808	35,079	8,730	11,442	7,990	26,094	4	316,967
Geology work	-	-	-	-	51,979	97,002	55,192	161,787	199,210	565,170
Insurance	-	2,170	122	-	1,438	3,585	1,931	6,181	-	15,427
Legal and accounting	-	296	-	-	-	-	-	-	-	296
Office and administrative fees	9,870	60,217	7,583	3,505	493	4,675	3,266	9,517	5,255	104,381
Rent	7,257	79,923	3,520	-	1,447	8,415	7,794	17,537	-	125,893
Salaries	774,956	2,138,659	512,600	178,440	56,517	119,692	64,749	193,571	7,064	4,046,248
Site costs	22,167	51,866	16,334	2,517	27,121	118,462	9,913	54,831	-	303,211
Travel	29,566	92,568	19,812	9,083	-	-	2,219	-	-	153,248
Advances from optionee	-	(2,753,074)	(549,297)	-	-	-	-	-	-	(3,302,371)
	$ 896,653	$ (271,392)	$ 129,482	$ 228,624	$ 151,017	$ 366,842	$ 153,054	$ 470,773	$211,533	$ 2,336,586

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal				Kosovo				Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Selac	Others
Exploration and evaluation assets
Acquisition costs as of January 1, 2011	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the period	-	-	-	-	-	-	-	-	-	-
As at December 31, 2011	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507

Mineral exploration expenses for the year ended December, 2011
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Concession fees and taxes	14,036	13,162	65,704	1,499	2,075	2,071	4,831	13,873	-	117,251
Geology work	-	-	-	-	20,339	50,125	34,181	80,228	31,967	216,840
Insurance	-	-	-	-	369	2,002	1,674	3,956	-	8,001
Legal and accounting	-	-	-	-	-	-	-	-	-	-
Office and administrative fees	7,201	10,431	2,401	1,232	184	3,524	2,809	2,139	683	30,604
Rent	6,743	-	282	-	838	4,546	3,800	9,015	-	25,224
Salaries	631,200	336,883	69,064	70,184	7,751	42,054	35,155	83,991	-	1,276,282
Site costs	15,032	18,589	3,805	921	25,175	94,605	7,878	17,361	-	183,366
Travel	25,038	36,417	6,985	5,393	-	-	2,219	-	-	76,052
Advances from optionee	-	(275,752)	(178,271)	-	-	-	-	-	-	(454,023)
	$ 699,250	$ 139,730	$(30,030)	$ 79,229	$ 56,731	$ 198,927	$ 92,547	$ 210,563	$ 32,650	$ 1,479,597

Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	11,852	13,162	89,573	1,499	5,464	5,788	6,191	16,758	-	150,287
Geology work	-	-	-	-	37,539	65,849	34,181	109,852	31,967	279,388
Insurance	-	-	-	-	1,181	2,814	1,674	3,956	-	9,625
Legal and accounting	-	296	-	-	-	-	-	-	-	296
Office and administrative fees	8,410	11,838	3,466	1,308	480	4,247	2,809	5,191	683	38,432
Rent	6,743	-	282	-	838	4,546	3,800	9,015	-	25,224
Salaries	728,048	397,228	147,746	70,184	49,995	84,298	35,155	96,638	-	1,609,292
Site costs	20,632	20,396	7,099	921	26,484	115,515	7,878	18,657	-	217,582
Travel	27,653	39,550	9,574	5,768	-	-	2,219	-	-	84,764
Advances from optionee	-	(275,752)	(178,271)	-	-	-	-	-	-	(454,023)
	$ 803,338	$ 206,718	$ 79,469	$ 79,680	$ 125,273	$ 286,626	$ 93,907	$ 261,322	$ 32,650	$ 1,968,983

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds ten exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Marateca (license was granted but not signed)

*

Alvalade / Canal Caveira / Ferreira do Alentejo (3 licenses)

*

Covas

*

Arga

*

Alvito

*

Arcas

*

Candedo

*

Sabroso

*

Sines

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% NSR, payable to the government of Portugal.

Marateca:

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $220,333 to the Marateca property. Refer to note 6(b)(ii).

Alvalade / Canal Caveira / Ferreira do Alentejo:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

As of December 31, 2012, Antofagasta had forwarded a total of $2,753,074 (US$2,775,000) for the Alvalade property, including the US$300,000 for the initial study of the project. The Company held €199,804 ($262,103) on behalf of Antofagasta to be spent on the Alvalade project, which is recorded as restricted cash.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $167,920 to the Alvalade property. Refer to note 6(b)(ii).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

As of December 31, 2012, Blackheath had forwarded a total $549,297 (€437,327) for the Covas property. The Company held $28,872 (€22,009) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $71,289 to the Covas property. Refer to note 6(b)(ii).

Kosovo

The Company, through its 92.5% holding in Innomatik, holds five exploration licenses in Kosovo:

*

Glavej

*

Kamenica

*

Selac

*

Koritnik

*

Slivovo

The Glavej and Kamenica licenses have been renewed for a third time in 2012.  The Selac license was issued during 2011 for three years and the Koritnik and Slivovo licenses were issued during 2012, respectively.  All licenses carry a work commitment, and there are a 4.5% and 5% NSRs, payable to the government of Kosovo, attached to each of the Koritnik and Slivovo licenses, respectively.

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of December 31, 2012, the Company had spent $211,533 (€165,609) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

6. CAPITAL AND RESERVES

(a)

Authorized:

At December 31, 2012, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On March 28, 2012, the Company closed a private placement issuing 4,000,000 units at a price of 0.30 per unit for gross proceeds of $1.2 million. Each unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months. The warrants were being ascribed a value of $587,130.

A total of $55,174 cash finder’s fee was paid and 183,913 finder’s options were issued as part of the financing. In addition, another $33,295 was included in the share issue costs. Each finder’s option can be converted into a unit with the same terms as the financing at $0.30 for a period of 24 months.  The finder’s options were ascribed a value of $32,484. Insiders participated in the offering for a total of 303,667 units.

ii.

On April 30, 2012, a total of 500,000 common shares of the Company at a fair value of $125,000 were issued to the non-controlling interest owner (“NCI owner”) along with a cash payment of $150,000 for purchasing the remaining 10% interest in MAEPA. The common shares of the Company issued to NCI owner will have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months. The purchase of the 10% interest in MAEPA results in the Company owning 100% of MAEPA. The net purchase price of $203,237 was allocated to three properties in MAEPA (Note 5).

iii.

On October 4, 2012, the Company completed a non-brokered private placement issuing 7,990,000 units at a price of $0.15 per unit for gross proceeds of $1,198,500. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.25 for a period of 36 months. The warrants were being ascribed a value of $985,226.

A total of $40,913 cash finder’s fee was paid and 545,500 finder’s options were issued as part of the financing. In addition, another $26,078 was included in the share issue cost.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.25 for a period of 36 months. The finder’s options were ascribed a value of $73,538.  Insiders participated in the offering for a total of 3,185,000 units.

(c)

  Escrow shares

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at December 31, 2012, there were 390,000 common shares of the Company held in escrow. 195,000 escrow shares will be released on January 13, 2013.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

6. CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options are summarized as follows:

Expiry date	Exercise price	December 31, 2011	Granted	Exercised	Expired/ cancelled	December 31, 2012
August 28, 2013	$0.20	220,000	-	-	-	220,000
July 8, 2015	$0.35	880,000	-	-	-	880,000
July 15, 2015	$0.35	10,000	-	-	(10,000)	-
January 27, 2017	$0.35	-	100,000	-	-	100,000
April 10, 2017	$0.30	-	800,000	-	-	800,000
Options outstanding		1,110,000	900,000	-	(10,000)	2,000,000
Options exercisable		1,110,000	900,000	-	(10,000)	2,000,000
Weighted average exercise price		$0.32	$0.31	$Nil	$0.35	$0.31

As of December 31, 2012, the weighted average contractual remaining life is 3.09 years (December 31, 2011 – 3.29 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2012 and 2011 were:

	2012	2011

Risk-free interest rate	1.35%	Nil
Expected life	5 years	Nil
Expected volatility	118.28%	Nil
Expected dividend yield	0%	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

6. CAPITAL AND RESERVES (Continued)

(e)

Finder’s Options

The Company issued 183,913 finder’s options on March 28, 2012 and 545,500 finder’s options on October 4, 2012 upon the closing of its private placements (Notes 6b(i) and 6b(iii)).

The continuity of finder’s options for the year ended December 31, 2012 is as follows:

Expiry date	Exercise price	December 31, 2011	Issued	Exercised	Expired	December 31, 2012
January 8, 2012	$0.35	525,310	-	-	(525,310)	-
April 27, 2012	$0.40	78,750	-	-	(78,750)	-
March 28, 2014	$0.30	-	183,913	-	-	183,913
October 3, 2015	$0.15	-	545,500	-	-	545,500
Outstanding		604,060	729,413	-	(604,060)	729,413
Weighted average exercise price		$0.36	$0.19	$Nil	$0.36	$0.19

As of December 31, 2012, the weighted average contractual remaining life is 2.37 year (December 31, 2011 – 0.07 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2012 and 2011 were:

	2012	2011
Risk-free interest rate	1.16%	Nil
Expected life	2.5 years	Nil
Expected volatility	126.94%	Nil
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

6. CAPITAL AND RESERVES (Continued)

(f)

Warrants

The continuity of warrants for the year ended December 31, 2012 is as follows:

Expiry date	Exercise price	December 31, 2011	Issued	Exercised	Expired	December 31, 2012
January 8, 2013	$0.50	5,714,284	-	-	-	5,714,284
April 27, 2013(1)	$0.55	625,000	-	-	-	625,000
March 28, 2014	$0.50	-	4,000,000	-	-	4,000,000
October 3, 2015	$0.25	-	7,990,000	-	-	7,990,000
Outstanding		6,339,284	11,990,000	-	-	18,329,284
Weighted average exercise price		$0.50	$0.33	$Nil	$Nil	$0.39

(1) The Company extended the expiry date of 625,000 outstanding common share purchase warrants by an additional 12 months to April 27, 2013. The warrants were issued in October 2010, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.55. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 87.93%, no dividend yield, average expected life of 1 years and an average expected price volatility of 1.24%. As a result, $43,687 was reallocated from the share capital to fair value of warrants.

Subsequent to December 31, 2012, 5,714,284 warrants expired.

As of December 31, 2012, the weighted average contractual life is 1.49 year (December 31, 2011 – 0.95 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2012 and 2011 were:

	2012	2011
Risk-free interest rate	1.25%	0.87%
Expected life	2 years	1.07
Expected volatility	86.31%	83.33%
Expected dividend yield	0%	0%

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$219,175	$Nil	$Nil	$Nil	$59,110	$32,255	$310,540
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$5,133	$5,133

For the year ended December 31, 2011

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$232,418	$Nil	$Nil	$Nil	$62,864	$Nil	$295,282
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets / liabilities

The Year Ended
	Services	December 31, 2012	December 31, 2011	As at December 31, 2012	As at December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 208,598	$ 106,615	$ 12,488	$ 8,657
Paul W. Kuhn	Consulting, housing allowance, and share-based payment	$ 310,540	$ 295,282	$ 12,689	$ 7,986
Paul L. Nelles (b)	Salaries and share-based payment	$ 88,366	$ 91,333	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 95,505	$ 144,658	$Nil	$Nil
Mineralia (c)	Consulting	$ 215,501	$ 219,532	$Nil	$Nil
TOTAL:				$ 25,177	$ 16,643

Amounts due from:
Adriano Barros		$Nil	$Nil	$Nil	$5,937

a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

b)

Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2012 was based on the loss attributable to common shareholders of $1,529,054 (2011 – $2,117,206) and a weighted average number of common shares outstanding of 21,424,937 (2011 – 16,103,571).

Diluted loss per share did not include the effect of 2,000,000 (2011 – 1,110,000) share purchase options, 729,413 (2011 – 604,060) finder’s options and 18,329,284 (2011 – 6,339,284) warrants as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

9. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2012, the Company had a cash and cash equivalent balance of $750,240 (December 31, 2011 - $478,817) to settle down current liabilities of $274,620 (December 31, 2011 - $189,466).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $10,000 based on the deposits as of December 31, 2012.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

9. FINANCIAL INSTRUMENTS (Continued)

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$750,240	$-	$-	$750,240
Restricted cash	$290,975	$-	$-	$290,975
	$1,041,215	$-	$-	$1,041,215

10. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

11. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2012	2011

Net loss	$ (1,622,146)	$ (2,335,203)

Expected income tax recovery	$ (405,536)	$ (618,829)
Effect of foreign tax rate	15,894	98,069
Non-deductible items	47,440	194
Deductible items	(22,974)	(16,113)
Unrecognized benefit of non-capital losses	365,176	536,679

	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2012	2011

Deferred income tax assets
Non-capital loss carryforwards	$ 497,063	$ 700,122
Share issue costs	58,770	42,879
	555,833	743,001
Valuation allowance	(555,833)	(743,001)

Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital income of approximately $1,580,000 in Canada, non-capital losses of approximately $1,157,000 in Kosovo, $5,069,000 in Portugal and $67,000 in Barbados. These losses, if not utilized, will expire through to 2032.  Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/Income

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,400
2012	2032	(2,050,400)
		$ (1,580,000)

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Presented in Canadian Dollars)

12. SEGMENTED FINANCIAL INFORMATION

The Company operate in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2012	December 31, 2011
Non-current assets
Portugal	$ 1,354,368	$ 883,030
Kosovo	6,253	12,956
	$ 1,360,621	$ 895,986

	Year ended	Year ended
	December 31, 2012	December 31, 2011
Mineral exploration expenses
Portugal	$ 2,662,510	$ 1,342,202
Kosovo	374,558	558,768
Germany	178,883	32,650
	$ 3,215,951	$ 1,933,620

13. BANK GUARANTEES

As of December 31, 2012, the Company had a total of €170,500 ($223,662) (2011: €120,000 ($158,316)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

14. EVENT AFTER THE REPORTING PERIOD

On January 8, 2013, 5,714,284 warrants to acquire common shares at $0.50 per share expired unexercised.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: April 26, 2013	Signed: /s/ Winnie Wong
Winnie Wong Chief Financial Officer