Form 20-F
period 2013-12-31
AVRUPA MINERALS LTD.
filed 2014-05-15
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  38,543,571 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

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

Index to Exhibits on Page 75

Avrupa Minerals Ltd.

Form 20-F Annual Report

Part I

5

Item 1.  Identity of Directors, Senior Management and Advisors

5

Item 2.  Offer Statistics and Expected Timetable

5

Item 3.  Key Information

5

Item 4.  Information on the Company

13

Item 5.  Operating and Financial Review and Prospects

35

Item 6.  Directors, Senior Management and Employees

46

Item 7.  Major Shareholders and Related Party Transactions

53

Item 8.  Financial Information

55

Item 9.  Offer and Listing of Securities

55

Item 10.  Additional Information

58

Item 11.  Disclosures About Market Risk

71

Item 12.  Description of Securities Other than Equity Securities

72

Part II

72

Item 13.  Defaults, Dividend Arrearages and Delinquencies

72

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

72

Item 15.  Controls and Procedures

72

Item 16.  Reserved

73

Item 16A.  Audit Committee Financial Expert

73

Item 16B.  Code of Ethics

73

Item 16C.  Principal Accounting Fees and Services

73

Item 16D.  Exemptions from the Listing Standards for Audit Committees

74

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

74

Item 16F.  Change in Registrant’s Certifying Accountant

74

Item 16G.  Corporate Governance

74

Item 16H.  Mine Safety Disclosure

74

Part III

74

Item 17.  Financial Statements

74

Item 18.  Financial Statements

74

Item 19.  Exhibits

75

Signature Page

111

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Paul W. Kuhn	CEO, President and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Winnie Wong	Chief Financial Officer and Corporate Secretary	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Mark T. Brown	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Paul Dircksen	Director	1212 Ash Avenue Coeur D’Alene , ID 83814

Ross Stringer	Director	4715 Willow Creek Road West Vancouver, B.C. V7W 1C3

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

The selected financial data of the Company for the Years Ended December 31, 2013, 2012 and 2011, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Eight-Month Period ended December 31, 2010 and fiscal year ended April 30, 2010 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Year Ended April 30, 2010

Total Revenues	$0	$0	$0	$0	$0
Net Loss	$1,883	$1,529	$2,117	$1,043	$28
Comprehensive Loss	$1,842	$1,536	$2,109	$1,055	$28
Loss Per Share	$0.06	$0.07	$0.13	$0.08	$0.01
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	31,070	21,425	16,104	12,453	3,050
Working Capital	$538	$1,351	$696	$3,020	$353
Exploration and Evaluation Assets	$1,479	$1,336	$877	$877	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$2,044	$2,711	$1,592	$3,913	$353
Total Assets	$3,092	$2,986	$1,781	$4,098	$454

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent annual periods December 31st, the average rates for the period, and the range of high and low rates for the period.

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/13	$ 1.04	$ 1.07	$ 0.98	$ 1.06
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00
Year Ended 12/31/09	1.14	1.30	1.03	1.05

Three Months Ended 3/31/14	$ 1.11	$ 1.13	$ 1.06	$ 1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.05	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03

Three Months Ended 3/31/13	$ 1.02	$ 1.03	$ 0.98	$ 1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02

Three Months Ended 3/31/12	$ 1.00	$ 1.03	$ 0.98	$ 1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96

March 2014		$ 1.13	$ 1.10	$ 1.11
February 2014		1.11	1.10	1.11
January 2014		1.12	1.06	1.11
December 2013		1.07	1.06	1.06
November 2013		1.06	1.04	1.06
October 2013		1.05	1.03	1.04

The exchange rate was $1.11 on March 31, 2014.

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

The authorized share capital of the Company consists of an unlimited number common shares. As of April 28, 2014, there were 38,973,571 common shares outstanding.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.  14 exploration licenses are currently held by the Company in the three countries, including 8 in Portugal, 5 in Kosovo, and 1 in Germany.

The Company is the operator of 2 joint-ventures and has one exploration alliance in Portugal, and operates 1 joint-venture in Kosovo. The Company is currently working to upgrade precious and base metal targets on its other licenses to joint-venture ready status in order to attract potential partners to project-specific and/or regional exploration programs.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

The Company presently has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

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

The Company completed its QT on July 13, 2010 to acquire 90% of the issued and outstanding shares in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”) and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company received the final approval from the Exchange for its QT and its common shares resumed trading under its current name and trading symbol “AVU” on the Exchange as of July 14, 2010. In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% by paying $150,000 cash and issuing 500,000 common shares. In August 2013, the Company acquired the remaining 7.5% of Innomatik to own 100% by issuing 450,000 common shares and paying €100,000.

The Company, through its holding in MAEPA, holds eight exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•

Covas Joint-Venture - Covas

•

Alvalade Joint-Venture

•

Marateca

•

Alvito

•

Arcas

•

Candedo

•

Sabroso

•

Sines

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% net smelter royalty (“NSR”), payable to the government of Portugal.

The Company also has an Exploration Alliance Agreement with Callinan Royalties Corporation to explore and generate new exploration targets in Portugal.

The Company, through its 100% holding in Innomatik, holds five exploration licenses in Kosovo:

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

Mineral Properties

The Company currently has interests in 14 mineral exploration properties, including 8 properties in Portugal, 5 properties in Kosovo, and 1 property in Germany. All of the Company's properties are currently at the exploration stage.

Germany
Erzgebirge JV (Au-W)
North Portugal
Covas JV (W–Au)
Arcas (Au-W)
Candedo (Au-W)
Sabroso (Au-W)
South Portugal
Alvalade JV (Cu-Zn)
Sines (Cu-Zn)
Alvito (Porphyry Cu-Au)
Marateca (Cu-Zn)
Kosovo
Glavej (Ag-Pb-Zn)
Kamenica (Ag-Pb-Zn)
Selac (Ag-Pb-Zn)
Koritnik (Au)
Slivovo (Au-Ag-Pb-Zn)

Portugal

The Company through its subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
SABROSO
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO
SANTA MARGARIDA DO SADO
GRANDOLA OFFICE
SINES
ALVALADE JV
MERTOLA
N
LICENSES
TO BE ISSUED
JOINT VENTURES
50 0 50 100
Kilometers
Scale: 1:2,500,000

The licenses in Portugal are all exploration contracts with exploration commitments but not environmental liabilities attached to any of the contracts.  These licenses typically have duration of 2+1+1+1 years with the Covas exploration license being extended for 1 additional year.  In addition, all the licenses have a 3% NSR attached which may be negotiated downwards in certain instances.

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

Alvalade JV Project with Antofagasta

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite-Belt. The project consists of one exploration license and covers approximately 902 square kilometers. The Company currently has a 49% interest in the project which subject to a joint-venture agreement with Antofagasta Minerals S.A. (“Antofagasta”) who can earn up to an 80% interest in the property.

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

The Alvalade JV formerly covered 3 licenses (Ferreira do Alentejo, Lousal Alvalade and Canal Caveira). In October 2013, the government of Portugal approved the amalgamation of the three exploration licenses into a single exploration license. The new license was issued on October 31, 2013 and expires on December 31, 2016. No land reductions are required during the period, and the license may be renewed for up to two one-year periods, with a 50% land reduction upon each renewal. The license has a 3% NSR attached which may be negotiated downwards in certain instances.

Joint-Venture Agreement

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc massive sulfide deposits on the Alvalade project.

The agreement covered the three original Avrupa licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. The formerly operating Lousal and Caveira copper mines are located within the project area.  Antofagasta completed a US$300,000 Initial Study of the project, which included acquisition of much of the remaining historic data, re-logging of selected drill holes, systematic sampling, and integrated geological and geophysical interpretation of the targeted areas

Under the original agreement, Antofagasta had the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years. After exercise of the first option, Antofagasta would be granted a further option to acquire an additional 24% interest in the project for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years. The Company was the operator of the joint-venture through the first option period. In February 2014, Antofagasta completed the expenditure of the required US$4 million and earned a 51% interest in the joint-venture.

On February 25, 2014, the Company and Antofagasta signed an amended Joint Venture Agreement. The new agreement allows for more interim funding by Antofagasta, an expanded time frame in which to obtain a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project. The amended agreement carries the following terms:

•

After due diligence, exploration funding of US$300,000 (completed).

•

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (Option 1 - completed).

•

To earn further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million exploration by December 31, 2015 (Option 2 - currently underway).

•

To earn a further 5% of the JV (for an aggregate total of 65%), Antofagasta must prepare, fund, and deliver a Preliminary Economic Assessment on a project within the JV area by December 31, 2017 (Option 3).

•

To earn a further 10% of the JV (for an aggregate total of 75%), Antofagasta must prepare, fund, and deliver a Feasibility Study on a project within the JV area by December 31, 2022 (Option 4); and

•

To earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must fund 100% of all work programs during this phase and make a Development Decision within one year of the Option 4 exercise date (Option 5).

•

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

The Company operates the joint venture through Option 2 with Antofagasta supervising.

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

In March 2013, the Company commenced the Phase 3 drill program. The program was planned for up to 10 drill holes totaling approximately 4,500 to 5,000 meters. Drilling was planned for several areas along the Neves Corvo and Aljusrel target trends, as the Company developed a total of 23 targets of new, high quality targets. The first part of the program targeted the Monte da Bela Vista area where Phase 1 and Phase 2 drill holes MBV01 and MBV02 intersected copper and gold vein mineralization, and around the formerly producing mines at Canal Caveira and Lousal.  Drill results continue to show positive potential at Monte da Bela Vista. Drill hole MBV03 intersected several zones of stockwork quartz-sulfide mineralization, including a 65-meter wide zone at a depth of 426 to 491 meters.

Phase 4 drilling commenced in January 2014. One hole was planned for the Monte da Bela Vista West target, located approximately 400 meters to the west of the Monte da Bela Vista mineralization drilled in Phase 3. An additional 6 holes were planned around two new, previously undrilled target areas. These holes will be collared in young cover sediments which may be as thick as 200 meters which completely obscure visual sighting of the target rocks. The holes will be drilled through the sediments and then 30-40 meters into the target basement rocks with the intention of using the information collected from the short drilling in the basement rocks to target vectoring towards true deep massive sulfide targets. The final 3 holes of Phase 4 will be follow-up deep tests from locations indicated from the blind vectoring drilling.

Massive sulfide mineralization was discovered in the second drill hole at the new Sesmarias South target area, approximately 7 kilometers south of the past producing Lousal Mine. The area is covered by approximately 100 meters of cover sediment, which completely obscures the target rocks. The mineralized intercept in SES002 totals 16.85 meters.  The intercept includes a zone of massive sulfide mineralization, then underlain by a zone of semi-massive sulfides and strong stockwork sulfide veining.  There follows a narrow shear zone, which is, in turn, underlain by a further zone of strong alteration with anomalous disseminated and stockwork sulfide mineralization.  The analytical results for the Massive and Semi-massive zones are included in the table below:

SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Pb %	Zn %	Sn %	Co %
Massive	151.65	159.60	7.95	2.21	3.05	4.82	0.15	0.084
Semi-massive/stockwork	159.60	162.50	2.90	0.71	1.27	3.17	0.092	0.051
TOTAL			10.85	1.81	2.57	4.38	0.13	0.075

All samples were sent to the ALS Chemex sample preparation facility in Seville, Spain. Chemex shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland. In the main sulfide zone from 151.65 to 162.50 meters, total copper, silver, lead, zinc, and cobalt results were obtained using a metals’ extraction method developed specifically for analysis of massive sulfide mineralization. This includes metals’ digestion by strong oxidizing agents, followed by analysis using the industry-standard technique of inductively coupled plasma – atomic emission spectroscopy (ICP-AES). Total tin results were obtained using a lithium borate fusion with the addition of a strong oxidizing agent, and followed by x-ray fluorescence (XRF) analysis. In addition to ALS Chemex quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own normal, internal QA/QC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. The analytical results from the quality control samples in the SES002 work order have been evaluated, and conform to industry best practice standards.

Current and Anticipated Exploration

The final six holes of Phase 4 consisted of 1,531.3 meters of drilling to depths between 160.2 meters and 334.1 meters. The holes were collared in the general area of SES002.  The follow-up drilling program was designed to test the immediate area of the SES002 discovery, as well as to test the idea that Sesmanas may be a large-scale system covering a much wider area. The Company has been performing orientation-style ground geophysical surveys, and Company geologists are logging and sampling the new drill core. Results were announced on May 12, 2014.

The drilling at Sesmanas consisted of the initial 2 drill holes and 6 additional holes designed to follow-up the massive sulfide mineralization from hole SES002. A total of 1,961 meters were drilled in the general target area.

Highlights from the 6 additional holes include:

?

SES008, a 650-meter step-out NW from discovery SES002, intersects 5.5 meters of massive sulfide mineralization with positive gold and silver results, and including 5.0 meters @ 0.64% Copper, 0.94% Lead, and 1.54% Zinc.

?

SES006, a 50-meter step-out NW from SES002, intersects 1.5 meters of VMS mineralization @ 1.66% Copper, 2.3% Lead, and 3.66% Zinc.

The new drill results indicate the potential for a large-scale mineralized system. Four of the seven holes intersected massive sulfide mineralization at variable depths below the surface. Massive sulfide mineralization in three of those holes was sent to the lab for geochemical analyses (SES002, SES006, and SES008).  A detailed in-house study of the SES003 massive sulfide mineralization was completed using a hand-held XRF (x-ray fluorescence) analytical tool, and XRF studies of SES004, SES005, and SES007 are presently underway. The XRF results are considered informative and scientifically supportive to the study and interpretation of the Sesmarias system, but should not be confused with analytical results obtained from an accredited assay laboratory. The XRF study of SES003 indicated similar VMS mineralization to that of SES002, which was approximately six meters away at the intersection of mineralization at depth.

Geochemical and geological results from all the work, to date, indicate that massive sulfide mineralization at Sesmarias is hosted within a specific package of black shale rocks located within the general volcanic-sedimentary rock sequence where mineralization in the Pyrite Belt is typically found.  The sulfide mineralization is fault-bound at both the upper and lower boundaries, suggesting that mineralization could be cut-off and moved laterally along strike, and/or vertically along dip, making exploration and delineation of a potential deposit difficult.  However, successful identification of the target host package in this phase of the drilling is a significant and positive step forward for exploration in the Sesmarias area, and for other target locations within the Alvalade Joint Venture license.

The target area at Sesmarias is estimated to be 2,500-meter strike length which has never been drilled. Plans for the next phase of exploration include 2,700 to 3,000 meters of drilling, with the first part of the program planned for potential extension of the Sesmarias system in both northwest and southeast directions, as well as for in-fill drilling between the SES006 and SES008 drill holes. Antofagasta has committed to fund further drilling on the Alvalade Project, commencing in early June and should be completed in August, 2014.

As of December 31, 2013, Antofagasta had forwarded a total of $4,600,539 (US$4,564,000) for the Alvalade project, including the US$300,000 for the initial study of the project. The Company held $306,697 (€209,278) on behalf of Antofagasta to be spent on the Alvalade project. In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

Covas

The Covas property is a tungsten-gold exploration project located in the northwestern portion of Portugal. The property consists of a single exploration license and is 1,949 hectares in size. The Company currently has a 30% interest in the property, subject to a joint-venture option agreement with Blackheath Resources Inc. who may earn up to an 85% interest in the property.

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

Joint-Venture Agreement

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn an initial 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending a further €700,000 (spent) for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016. As of April 30, 2014, Blackheath has earned a 70% interest in the project.

In May 2014, the Company announced it had signed an amended Joint-Venture Agreement with Blackheath. The revised agreement allows for additional interim financing by Blackheath and an expanded time frame for the Joint Venture Agreement. The amended agreement carries the following terms:

•

To earn 51% of the joint venture, Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

•

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (underway).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

The Company is the operator of the project.

Exploration History

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

Current and Anticipated Exploration

In February 2014, the Company announced the results of Phase 2 drilling. The program consisted of 14 diamond drill holes, totaling 1,183 meters, drilled in 5 different target zones: Muito Seco, Lapa Grande, Telheira, Castelo, and a new zone lying between the historic Cerdeirinha Pit area and the Muito Seco zone.  Step-out drilling ranged from 50 to 550 meters, averaging over 200 meters in distance from previously known zones of mineralization.

Highlights of the Phase 2 program include 3.05 meters of 1.26% WO3, including 1.05 meters of 2.07% WO3, starting at a depth of 12.75 meters at Muito Seco and 3.25 meters of 0.19% WO3, including 1.25 meters of 0.38% WO3, starting at a depth of 82.55 meters at Telheira.  Drilling at Castelo extended tungsten-mineralized skarn in both the southwest and southeast directions in previously unexplored areas around the previously-known mineral zone.  All holes were drilled vertically, and intercepts are considered to represent close to true thickness of the mostly flat-lying mineralized zones.  Following is a summary of results from the Phase 2 drill program.

HOLE ID	EASTING	NORTHING	LENGTH	INTERCEPT DEPTH	INTERCEPT % WO3	SUMMARY EXTENSIONS DISTANCES
CO 22/13	525160	4635105	40.60	28.70	1.00 m @ 0.04% WO3	Extended Lapa Grande target over 80 meters to the SE
CO 23/13	525515	4634892	149.50	128.40	2.20 m @ 0.21% WO3
CO 24/13	525030	4634800	40.00	12.75	3.05 m @ 1.26% WO3	Extended Muito Seco target area over 200 meters to the SE
CO 25/13	525180	4634670	58.60	N/A	Thick skarn, no significant tungsten values
CO 26/13	524808	4634970	89.40	N/A	No skarn – collared in lower schist	Expanded known tungsten mineralization 550 meters in new discovery target area at Muito Seco/ Cerdeir-inha.
CO 27/13	524640	4634720	70.10	22.40	2.00 m @ 0.17% WO3
CO 28/13	524780	4634665	41.30	35.50	0.75 m @ 0.15% WO3
CO 29/13	524947	4634658	54.30	13.80	1.80 m @ 0.20% WO3
CO 30/13	524201	4634026	118.10	88.20 & 101.20	1.00 m @ 0.21 and 1.00 m @ 0.19% WO3	Extended Castelo target area over 100 meters SW
CO 31/13	522720	4635435	105.10	82.55	3.25 m @ 0.19% WO3	Extended Telheira target area over 180 meters NW and 130 meters to the S/SW
CO 32/13A	522773	4635244	141.30	125.50	1.00 m @ 0.12% WO3
CO 33/13	522847	4635164	54.30	N/A	no significant tungsten values
CO 34/13	522725	4635514	53.60	N/A	no significant tungsten values
CO 35/13	524525	4633885	166.70	142.30	9.20 m @ 0.143% WO3	Extended Castelo target area over 75 meters SE

The Phase 2 drilling expanded and upgraded the target areas, and will allow for better targeting of potential high-grade tungsten zones. Results from both the first and second phases of drilling at Covas clearly indicate that there is further potential for expansion at all five target areas, as well as for discovery of new mineralization near and around the known mineral zones. The Company will utilize this information to plan the Phase 3 drill program, which will contribute to the goal of completing an NI 43-101 compliant resource estimate in 2014.  In addition, there are a number of under-explored target areas both around the Skarn Ring and within the Covas Dome.

As of December 31, 2013, Blackheath forwarded a total $1,356,708 (€1,019,190) for the Covas property. The Company held $96,635 (€65,940) on behalf of Blackheath to be spent on the property.

Other Portugal Properties

The Company is also actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

The Company has a number of exploration licenses covering attractive areas around the country. There are also applications for additional licenses in early-stage processing at the Portuguese Mining Bureau.

Marateca

The Marateca property is located in south-central Portugal in the Portuguese Pyrite Belt, approximately 40 kilometers north of the Company’s Alvalade Joint-Venture project.  The Company currently has a 100% interest in the project.

On July 26, 2013, the Mining Bureau of Portugal issued a new Marateca license. The new license covers a portion of the Company’s former license by the same name.  The current property covers approximately 742 square kilometers and surrounds the northernmost known volcanic center on the Neves Corvo trend in the Iberian Pyrite Belt. Targets within the license area are potential copper- and zinc-bearing massive sulfide deposits, hosted in a similar geological setting to that of the Alvalade Project.

With only a moderate amount of exploration, prospecting and research work, on a small portion of the Marateca license area, the Company has identified at least 13 potential, and separate, copper-zinc, volcanogenic massive sulfide-style target areas. Several of the target areas have outcropping mineralization including iron, manganese, and silica at Serrinha and copper, lead, manganese and silica at Cordoeira. Previous work in the area by the Company included exploratory core drilling at three different targets:  Serrinha, São Martinho, and Monte de Volta.  The two holes at Serrinha intercepted zones of stockwork sulfide-quartz veining with anomalous base metal values and silver.  Subsequent geological work around the Serrinha target area produced several new drill targets.  The holes at São Martinho and Monte de Volta were lost due to difficult drilling conditions before reaching the target zones.

In December 2013, the Company announced the Company discovered an outcropping gossan zone in volcanic-sedimentary rock units that are known to host massive sulfide mineralization in other parts of the Pyrite Belt. Follow-up mapping has extended the Pego do altar gossan zone to nearly 1,000 meters in strike length with a possible thickness of up to 50 meters. Limited rock chip sampling along strike (11 samples) returned copper values up to 0.12% and lead values to 0.08%. Anomalous bismuth, molybdenum, and gold values further indicate the hydrothermal nature of the metals’ presence, thus providing early support for further geological mapping, sampling, and drill targeting. In addition, the Company discovered a second gossan zone in the Pego do Altar target area, with visible copper oxide staining at several locations. The Company plans additional mapping and sampling at these and at other targets around the license to continue to upgrade the project’s attractiveness for joint venture.

Alvito

The Alvito exploration license covers 1,035 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license, and the Ossa Morena zone of southern Portugal. The current license agreement with the Government for the Alvito license runs through March 23, 2017.

In November 2013, the Company received $150,000 in exploration funding for the Alvito project from Callinan Royalties Corporation ("Callinan") in exchange for a 1.5% NSR royalty to Callinan. The project is designated as an “Alliance Property” under the “Exploration Alliance Agreement” as described below. The $150,000 will fund exploration at the Alvito license to better attract potential joint venture partners.

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

In December  2013, the Company announced that the principal target zone on the Alvito license is the southern half of the Alcaçovas Copper Belt, a 24-kilometer long, 2- to 4-kilometer wide belt of copper-gold anomalism, possibly associated with iron oxide copper gold (IOCG) mineralizing system(s). At least eight separate prospect areas have been identified in the 13-kilometer long southern district, but surface outcrop is sparse, leaving plenty of hidden potential along the strike of the target area. First pass review of historic drill core indicates the presence of a specific intrusive unit that appears to be related to copper-bearing, potassic-hematitemagnetite alteration seen in the field. Selective sampling in the southern Alcaçovas Copper Belt has resulted in 27 of 68 samples carrying greater than 0.5% copper, with a high value of 23.6%. 10 of these 68 samples also returned gold values.. Additionally, early-stage exploration has also identified and enlarged numerous other targets on the property. These include the 5-kilometer long and 3-kilometer wide Agua de Peixe epithermal system, which consists of numerous veins, including two major sub-parallel vein zones, both approximately two kilometers long and up to 30 meters wide in places. During the most recent work, two new veins and one possible zone of carbonate replacement mineralization were discovered. Three float and outcrop samples from the new veins returned silver values, while two chip-channel samples over 0.35 meters and 1.5 meters width from the carbonate replacement zone also assayed strong silver values. The carbonate replacement material also carries more than 40% combined lead and zinc. The Agua de Peixe veins were discovered during first pass prospecting work earlier in 2013, and extended during recent follow-up exploration. There is possibility of additional strike length for the veins at both ends, and further fieldwork is planned to attempt to increase obvious target potential. Other targets include a number of separate IOCG targets at Monte de Morais and Monte dos Lancas, and several volcanogenic massive sulfide targets around the property. Pyrite Belt-style copper-zinc possibilities, located in the north of the license, have not yet been visited.

With the funding from Callinan, the Company will continue to upgrade the Alvito project to bring it to an attractive level of joint venture readiness. The Company plans further sampling, prospecting, geological mapping, ground geophysical work, and drill targeting to achieve a suitable joint venture partner for the Alvito project.

As of December 31, 2013, Callinan forwarded a total $150,000 (€103,609) for the Alvito property. The Company held $120,627 (€82,311) on behalf of Callinan to be spent on the Alvito property.

Arcas

The Company announced the acquisition of the Arcas Au-W license in northern Portugal in September 2012.  The Mining Bureau of Portugal (DGEG) awarded a two-year exploration contract to the Company, covering 75.8 km2.  The current license agreement with the Government for the Arcas license runs through March 23, 2016.

The area was previously explored for tungsten deposits, but no past production has been reported.  During 2012, the Company collected a total of five select samples of quartz vein material around the project area that averaged 2.15 g/t gold and ranged from 0.405 g/t gold up to 3.89 g/t gold.  Follow-up reconnaissance and prospecting have indicated at least three potential target areas of northeast-trending and east-west trending quartz veins hosted in granitic rocks, as at Sabroso as described below. A number of old workings, of undetermined age, are present in these areas. In addition, the Company discovered, near the center of the license, one zone of massive silicification over one kilometer long and up to 30 meters wide. The Company plans to carry out a license-wide stream sediment sampling and prospecting program later in 2014 to better delineate prospective gold target areas. The Company will explore for the possibilities of a gold-bearing, sheeted vein system related to granitic intrusions, which are common within the area of the license.

Sabroso

The Company acquired the Sabroso license in December  2012. The property is located in northern Portugal in a developing belt of potential tungsten and gold mineralization, related to granitic intrusions.

In May 2013, the Company announced that the results from first pass sampling of sheeted and stockwork quartz veining in two separate target areas within the Sabroso license area have returned with anomalous gold results. Fifty samples were collected, and 25 returned geochemical values of over 1 g/t gold, including eight samples with assay values greater than 10 g/t gold. The samples were collected from swarms and stockworks of small quartz veins with widths from 2 cm to 50 cm and hosted in granite country rock. The type of deposit targeted by the Company’s technical staff is known as intrusion-related gold mineralization, where a high density of gold-bearing veins is important to the ability to outline a mineable metal deposit. Future work on the license will be focused on delineating targets where the density of gold-bearing veins is significantly higher than normal. The priorities on the Sabroso license include the Grovelas and the Godinhaços target areas. Both targets involve swarms of quartz veins related to parallel, greater than one-kilometer-wide, NE-striking structural zones hosted in granite rocks. Further reconnaissance work may outline other areas in this prospective license.

Candedo

The Candedo license was acquierd at the end of 2012. The main target area is located around the old underground Jariça silver mine that was first discovered by the Romans, and then re-opened during the early 20th century. Some extraction and exploration were reported at that time, and again in the mid 1980’s, but little work has been completed since those times, and little is known about the actual mineral zone, itself. Historic records from the period 1912 to 1919 indicate that silver grades were locally high, but the Company has not yet physically verified this information, as access to the old workings is not possible at this time. Old production records have not been located, but a total of 700-1,000 meters of tunneling on four levels of underground workings was mapped in the year 1986. The mineralization was described as a silicified breccia zone hosted in two parallel northerly-trending fault zones. The Company’s near-term plan is to determine the potential for further silver and gold mineralization along the surface-visible, two-kilometer-long fault zone that hosts the Jariça mineralization, and in several nearby locations where other old workings are present.

Sines

The Sines license was acquired in December 2012.  The property is located in southern Portugal in a relatively unexplored part of the Portuguese Pyrite Belt.

In December 2013, the Company announced that follow-up mapping and sampling of several target areas on this license identified outcropping favorable horizons for massive sulfide-style mineralization. 15 samples from these volcanicsedimentary rock units were collected by the Company, with anomalous copper results to 0.12%, as well as lead and zinc values. Several samples contained over 10% manganese, and other samples contained anomalous barium, molybdenum and cobalt. Taken together, the results support the presence of hydrothermal systems that could have produced massive sulfide mineralization. The Company plans continued follow-up mapping, sampling, and drill targeting on the Sines property in order to make the project ready for joint venture.

Arga

The Arga license, covering 28.4 square kilometers, was located in northwestern Portugal, adjacent to the south of the Company’s Covas tungsten property. The Company had a 100% interest in the project, subject to the JV agreement with Blackheath Resources as described below.

On May 10, 2013, the Company signed an option agreement with Blackheath where Blackheath had a first option to earn a 51% interest in the Arga license by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 is a firm commitment that must be spent by March 23, 2014. Blackheath could then earn a further 19% in a second option by spending an additional €800,000 for a total interest of 70% for total expenditures of €1,000,000, by March 23, 2017. Finally, Avrupa granted a third option to Blackheath to earn an additional 15% of the Project by completing a pre-feasibility study for Arga by March 23, 2020.

On September 5, 2012, the Company announced that it commenced the compilation and interpretation work on the Arga license.  Previous work in the Arga area indicates the potential for gold-bearing, sheeted vein systems, spatially related to granitic intrusive rocks, as at neighboring Covas project area.  The Company considers both Arga and Covas to be part of the belt of granitic intrusions in northern Portugal that have potential for containing intrusion-related Au-W targets. In 2013, the Company collected over 300 soil samples on Arga to test for gold potential and verify the previous work.

In May 2014, the Company announced that due to disappointing exploration results, the Company and Blackheath agreed to terminate the property JV agreement. As required by Portuguese law, the Company has dropped the property and has no further ownership interest in the Arga license.

Exploration Alliance Agreement

In October 2013, the Company signed an Exploration Alliance Agreement (the “Agreement”) with Callinan Royalties Corporation (“Callinan”), an unrelated public company, to fund exploration for new mineral properties in Portugal and to advance early stage exploration work on certain existing projects owned by the Company in order to attract more potential joint venture partners.

Under the Agreement, Callinan will provide up to $350,000 in generative exploration in Portugal. The funding will include $150,000 during the first year of the Agreement and, at Callinan’s option, up to $100,000 in each of the two subsequent years. In return for such funding, the Company will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects. If the Company determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also has the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

This agreement is expected to generate additional mineral properties for the Company and advance those mineral properties to attract potential joint venture partners. The Company may also propose additional new prospect areas outside of Portugal, and Callinan will have the option to fund the exploration in those areas in return for the same royalty structure.

As of December 31, 2013, Callinan had forwarded a total $150,000 (€106,114) for generative exploration. The Company held $116,246 (€79,322) on behalf of Callinan to be spent on the generative exploration. With the $150,000 in generative exploration funds provided by Callinan, the Company is actively exploring in other parts of Portugal, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

Generative work

The Company continues to identify and attempt to acquire other potentially prospective areas in the Pyrite Belt.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  The Company intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  The Company currently has several applications in early-stage processing at the Portuguese Mining Bureau.

With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Kosovo

The Company holds its Kosovo property interests through its 100% owned subsidiary Innomatik Exploration Kosovo (IEK). The Company initially purchased a 92.5% interest in IEK in July 2010. During the year ended December 31, 2013, the Company acquired the remaining 7.5% interest in IEK from four owners – Peter Merkel, Paul Nelles, Michael Diehl, and Gail Warrander, who are leading and respected exploration and mining advocates in Kosovo.  Dr. Nelles and Dr. Diehl will continue with the Company in their roles with IEK as senior exploration, project management, and business development advisors in Kosovo.

In consideration for the remaining 7.5% interest, the Company:

?

Issued the four owners a total 450,000 common shares; and

?

For a previous land payment extension granted in June 2012 by IEK on the two licenses in Kosovo, namely Kamenica and Glavej, the Company will provide, by December 31, 2013, the agreed-upon payments equivalent to €50,000 in cash or shares per license, as stipulated by the June 2012 agreement.

The Company has been advancing its prospects in Kosovo towards JV-ready status and is actively searching in Europe and North America for suitable strategic partners to advance the Kosovo program.

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

Since acquiring its interests in the properties, the Company has been working to attract JV partners in a regional-style exploration program, anchored by advanced greenfields exploration projects at Kamenica, Glavej and Selac, and by attractive exploration prospects at Koritnik and Slivovo.  The Company is continuing to explore for additional attractive prospects in Kosovo, concentrating on potential copper and gold possibilities.  The Company is actively searching for suitable partners in both North America and Europe. First-pass work on all of the properties has, or will include, stream sediment sampling, rock chip sampling, and reconnaissance-style geological mapping and prospecting.  The Kamenica, Glavej, and Selac licenses all have drill-ready targets.

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

The Company recently continued first-pass exploration work and outlined a blind massive sulfide drilling target beneath the gossan zone. In addition, the Company also discovered further gold-bearing rock units in the Pester area. First-pass soil and rock chip sampling outlined two areas with anomalous gold results. One area surrounds the gossan zone and measures approximately 500 x 150 meters in size, and is potentially open along strike. The other gold anomaly is related to beds of an altered calcareous sandstone unit that lies in close proximity to altered intrusive rocks. The length of this exposed mineralized zone is 900 meters, while known width is 100-150 meters. It is not possible, at this time, to determine the actual sub-surface projection of the outcropping mineralized target rocks. The Company completed approximately 500 meters of trenching to review the geology and determine the potential for mineralization in the Pester area. Though the Company collected rock chip samples, these have yet to be sent to an analytical lab. Work on the prospect was halted pending the outcome of negotiations for a potential joint venture covering the Slivovo license.

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”). Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015, of which €360,000 is a firm commitment and must be spent by October 10, 2014. Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016. Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

With the formal earn-in agreement in place, the Company anticipates the new work program funded by Byrnecut to begin in the summer of 2014. Work will include geologic mapping, sampling, trenching and possibly follow-up ground geophysics. The program is designed to identify drill targets for a 2000-meter drill program scheduled to commence in the 4th quarter of 2014.

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

Glavej

The Glavej license was also renewed for two years under the new 2010 Kosovo Mining Law. The size of the license was reduced by 50%, according to the law, to 8.1 km2. The license lies close to the historic, and presently producing, Stan Terg base metal mine, which has operated intermittently for more than 1,000 years, and has reportedly produced more than 35 million metric tonnes of +10% Pb and Zn, and 80 g/t Ag. Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo. The historic production information for the Stan Terg Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

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

Koritnik

On February 14, 2012, the Company announced the acquisition of the Koritnik porphyry Cu-Au exploration license in southern Kosovo. The permit covers approximately 76 km2  of copper and gold stream sediment anomalies draining the Sharr-Dragash intrusion complex and surrounding lands. The Company completed first pass exploration sampling and prospecting during the summer field season and identified several anomalous areas for further exploration and targeting work. At this time no further work is contemplated until weather conditions improve.

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

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 31, 2016, and renewable upon proof of continued exploration activities. There is no royalty attached to the license.

As of December 31, 2013, the Company spent $206,321 (€161,612) on the Oelsnitz property. The Company completed its 85% earn-in and is working with Beak to set up the joint-venture entity.The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions. Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so. The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up. Follow-up of gold and tin anomalism in a number of target areas is now currently underway. The Company will continue to look for joint venture partnerships in the coming year.

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

Set out below is the operating and financial review for the financial years ended December 31, 2013, 2012 and 2011.

Operating Results

Year ended December 31, 2013 vs. year ended December 31, 2012

During the year, the Company acquired the remaining 7.5% interest in IEK and agreed to option the Slivovo project in Kosovo to Byrnecut International Ltd. Two drill programs were completed on the Alvalade copper project and one drill program was completed on the Covas tungsten project. The Company also signed an Exploration Alliance Agreement with Callinan Royalties Corp. to generate new exploration projects in Portugal.

The comprehensive loss for the year ended December 31, 2013 was $1,841,715, or ($0.06) per share, compared to a comprehensive loss of $1,536,107, or ($0.07) per share, for the year ended December 31, 2012. Mineral exploration expenses were $3,565,119 (Year ended December 31, 2012 - $3,215,951), which were partially offset by advances from optionees of ($2,397,497) (2012 - $2,848,348).

Excluding the non-cash depreciation of $4,808 (2012 - $26,902) and share-based payment of $134,642 (2012 - $189,310), the Company’s general and administrative expenses amounted to $589,311 during the year ended December 31, 2013 (2012 - $1,047,414), a decrease of $458,103. The reduction in general and administrative expenses was due to the reclassification of its Portuguese subsidiary’s general and administrative expenses to mineral exploration expenses, as well as management’s efforts to conserve cash to use in its exploration activities. This reclassification led to significant reductions in many of the expense categories, including rent, salaries and travel. Professional fees rose to $220,640 (2012 - $180,868) due to the acquisition of the remaining 7.5% of IEK and the new JV and Exploration Alliance Agreements. Other items included foreign exchange loss of $1,188 (2012 - gain of $4,798) which was due to unfavorable exchange rates; Interest income of $3,141 (2012 - $11,828) with the decline due to lower cash balances during the year; Property investigation costs were $168 (2012 - $7,920) as the Company expensed fewer costs for investigation of potential new properties. Non-controlling interest was $12,000 (2012 - $93,092) as the Company acquired the remaining 7.5% interest in IEK in August 2013 and eliminated the non-controlling interest.

During the year ended December 31, 2013, the Company expensed exploration costs totaling $3,565,119 including $695,681 on Covas, $80,446 on Marateca, $1,696,618 on Alvalade, $128,694 on Arga, $125,887 on Alvito, $5,846 on generative projects under the Exploration Alliance Agreement with Callinan, $515,103 on other projects in Portugal, $81,264 on Glavej, $121,782 on Kamenica, $12,909 on Selac, $30,637 on Slivovo, $75,464 on other projects in Kosovo, and a recovery of $5,212 on its project in Germany from its joint-venture partner.

During the year ended December 31, 2012, the Company expensed $3,215,951 in exploration costs which included $421,039 on Covas, $93,315 on Marateca, $1,999,212 on Alvalade, $22,150 on Arga, $56,582 on Alvito and $70,213 on other projects in Portugal, $25,744 on Glavej, $80,216 on Kamenica, $59,147 on Selac, $58,827 on Slivovo and $150,623 on other projects in Kosovo, and $178,883 on its project in Germany.

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

During the year ended December 31, 2011, the Company expensed exploration costs of $148,241 on Covas, $699,250 on Marateca, $415,482 on Alvalade and $79,229 on other projects in Portugal (eight months ended December 31, 2010 - $109,499 on Covas, $104,088 on Marateca, $66,988 on Alvalade and $451 on other projects) and received cash advance and reimbursement of $178,271 from optionee on Covas and $275,752 from optionee on Alvalade. The Company expensed exploration costs of $56,731 on Glavej, $198,927 on Kamenica, $173,893 on Bajgora, $92,547 on Selac, and $36,670 on other projects in Kosovo (eight months ended December 31, 2010 - $68,542 on Glavej, $87,699 on Kamenica, and $30,085 on Rezhanc, $20,674 on Bajgora and $1,360 on other projects). The Company also expensed exploration costs of $32,650 on Oelsnitz in Germany (eight months ended December 31, 2010 - $nil)

Liquidity and Capital Resources

As at December 31, 2013, the Company’s working capital was $538,205 (December 31, 2012 - $1,350,513).  With respect to working capital, $439,154 was held in cash (December 31, 2012 - $750,240). $640,504 was held in restricted cash (December 31, 2012- $290,975). The decrease in cash and cash equivalents was mainly due to the exploration work expensed during the period, offset by the proceeds from the two private placements.

On September 24, 2013, the Company completed the non-brokered private placement of 6,000,000 common share units at a price of $0.10 per unit for gross proceeds of $600,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 until September 24, 2016. Cash finder’s fees of $14,880 were paid and 148,800 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.10 until September 24, 2016. Insiders participated in the offering for a total of 1,570,000 units.

On October 15, 2013, the Company closed a financing with Callinan Royalties Corporation of 3,500,000 common share units at a price of $0.10 for gross proceeds of $350,000. Each unit consists of one common share and one non-transferable purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until October 15, 2016. The Company also granted Callinan the right to maintain its ownership position in Avrupa by way of participation in future private placements.

On August 20, 2013, the Company issued 450,000 common shares at a fair value of $47,250 to the non-controlling interest owners for the purchase of the remaining 7.5% of IEK not already owned.

As of the date of this MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €149,500 ($219,092) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and completed financings in 2013, along with the planned developments within the Company as well as with its JV partners and Exploration Alliance partner will allow its efforts to continue throughout 2014. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

The Company has no internal sources of liquidity. The Company’s external sources of liquidity includes financing from the sales of common stock in private placements, option payments from joint venture partners, and direct funding by joint venture for the exploration of the Company’s properties. Management believes that the Company’s current treasury and completed financings in 2013, along with the recent strategic developments with the Company and the expectation to raise further funds in 2014 will allow its effort continue throughout 2014.

The current property exploration budget for fiscal 2014 are US$1.4 million to be funded by the Company's joint venture partners on Alvalade and Covas; approximately $120,000 for project generation in Portugal to be funded by Callinan through the Exploration Alliance Agreement;  €360,000 on exploration on the Slivovo project in Kosovo funded by the Company’s JV partner; and approximately €20,000 funded by the Company on exploration on the Company’s project in Germany. General and Administrative expenses for 2014 are budgeted at a similar level to the 2013 expenditures.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds
April 30, 2009	Seed Shares	1,300,000	$ 0.10	$ 130,000
	Initial Public Offering	1,000,000	0.20	200,000
	Private Placement	750,000	0.20	150,000

April 30, 2010	None	-	-	-

December 31, 2010	Private Placement	11,428,571	0.35	4,000,000
	Private Placement	1,250,000	0.40	500,000
	Exercise of Agent’s Options	100,000	0.20	20,000
	Settlement of Working Capital Loan	275,000	0.37	-

December 31, 2011	None	-	-	-

December 31, 2012	Private Placement	4,000,000	0.30	1,200,000
	Private Placement	7,990,000	0.15	1,198,500
	Purchase of Non-Controlling Interest	500,000	0.25	125,000

December 31, 2013	Private Placement	6,000,000	0.10	600,000
	Private Placement	3,500,000	0.10	350,000
	Purchase of Non-Controlling Interest	450,000	0.105	47,250

(1)

In 2010, the Company changed its financial year end from April 30 to December 31. Set out above is a summary of common shares issuance during the Company’s financial year ended December 31, 2011, financial eight-month period ended December 31, 2010 and financial years ended April 30, 2010 and April 30, 2009.

Year Ended December 31, 2013

As at December 31, 2013, the Company’s working capital was $538,205 (December 31, 2012 - $1,350,513). During the year, Operating Activities used cash of ($849,223), including the loss for the year of ($1,894,598). Items not involving cash include Depreciation of $20,029 and Share-based payments of $134,642. Changes in non-cash working capital items include a decrease in Receivables of $116,740, a decrease in Bank Guarantee of $223,662, an increase in Prepaid Expenses of ($45,994), a decrease in Other Assets of $1,884, an increase in Accounts Payable and Accrued Liabilities of $141,757, a decrease in Due to Related Parties of ($227,802), and increase in Funds Held for Optionees of $640,504.

Investing Activities used cash of ($20,746), with the entire amount used for the Purchase of Property, Plant and Equipment. Financing Activities provided cash of $908,412. Proceeds from the Issuance of Common Shares provided cash of $950,000, and Share Issue Costs used cash of ($41,588).

Cash, including restricted cash, totaled $1,079,658 as of December 31, 2013 compared to cash of $1,041,215 as of December 31, 2012, an increase of $38,443 during the year.

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

Cash and cash equivalents, including restricted cash, totaled $1,041,215 at December 31, 2012 compared to cash of $478,817 as of December 31, 2011, an increase of $562,398 during the year.

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

Critical Accounting Policies and Estimates

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience, past results, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets, including mineral properties, and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates due to events or circumstances which may be beyond the control of the Company.

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Statement of Compliance

The consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for the year ending December 31, 2013.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

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

The Company has determined that the functional currency of its majority-owned subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

Exploration and evaluation assets and expenditure

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditure is expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of comprehensive loss.

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

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

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

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its majority-owned subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

•

The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•

The determination that the Company will continue as a going concern for the next year.

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

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables, excluding commodity taxes receivable, are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

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

Other financial liabilities - This category includes due to related parties, accounts payables and accrued liabilities and funds held for optionees, all of which are recognized at amortized cost.

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

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted that are expected to apply when temporary difference are expected to settle.

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

New accounting standards and interpretations

The Company has evaluated the following new and revised IFRS accounting standards effective January 1, 2013 and has determined there to be no material impact on the consolidated financial statements upon adoption:

•

IFRS 10 - Consolidated Financial Statements

•

IFRS 11 - Joint Arrangements

•

IFRS 12 - Disclosure of Interests in Other Entities

•

IFRS 13 - Fair Value Measurement

•

IAS 28 - Investments in Associates and Joint Ventures

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2013 reporting period. The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (mandatory adoption date has not yet been finalized)

•

IAS 32 (Amended 2011) Financial Instruments: Presentation (effective January 1, 2014)

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.00 on December 31, 2013.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2013, the Company had a total of €149,500 ($219,092) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 30, 2014 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	58	July 8, 2010
Mark T. Brown (1)	Canada	46	January 23, 2008
Paul Dircksen (1)	United States	68	September 30, 2013
Ross Stringer (1)	Canada	62	December 16, 2013

(1)

Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated April 28, 2014.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 30, 2014, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	58	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	39	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2011, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2010, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Big Sky Petroleum (since April 2014), Strategem Capital Corporation (since May 2005), and Estrella Gold Corporation (since October 2011).

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; Chief Executive Officer and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; a Director of Estrella Gold Corporation, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; a Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer, Corporate Secretary and Director of Tarsis Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Paul Dircksen holds an M.S. in Geology from the Mackay School of Mines at the University of Nevada He has a strong technical background, serving as a team member on ten gold discoveries, seven of which later became operating mines. Mr. Dircksen has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has held senior management positions with a number of resource groups including Orvana Minerals, Lacana Gold, The Cordex Group, Brett Resources, and the Bravo Venture Group. Mr. Dircksen is currently the President and CEO of Timberline Resources Corporation, a public mineral exploration company which is listed on the TSX Venture Exchange and the NYSE Market. Mr. Dircksen devotes approximately 5% of his time to Company affairs.

Ross Stringer holds a Bachelor’s degree from Simon Fraser University where he majored in Commerce and Economics.  He is a Chartered Accountant with extensive experience in the financial services industry as well as in the mineral exploration and operation industry.  Mr. Stringer’s expertise includes advisory and risk-based assurance services at the operational as well as governance levels.  Mr. Stringer’s previous board positions encompass private business in the services industry as well as many public service organizations. Mr. Stringer devotes approximately 5% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on May 31, 2013.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2013 2012 2011	$ 224,717 219,175 232,418	$ 21,716 32,255 Nil	250,000 135,000 Nil	$ 62,933 59,110 62,864

Winnie Wong, CFO and Corporate Secretary (3)	2013 2012 2011	N/A N/A N/A	$ 21,716 5,133 Nil	250,000 25,000 Nil	$ Nil Nil Nil

Mark T. Brown, Director Former CEO and President (4)	2013 2012 2011	N/A N/A N/A	$ 17,377 6,223 Nil	200,000 25,000 Nil	$ Nil 208,598 106,615

Paul Dircksen, Director	2013	N/A	$ 17,377	200,000	$ Nil

Ross Stringer, Director	2013	N/A	$ Nil	Nil	$ Nil

Gregory E. McKelvey, Former Director (5)	2013 2012 2011	N/A N/A N/A	$ Nil 4,800 Nil	Nil 20,000 Nil	Nil Nil Nil

Donald E. Ranta, Former Director (6)	2013 2012 2011	N/A N/A N/A	$ Nil 4,800 Nil	Nil 20,000 Nil	Nil Nil Nil

(1)

“Other Compensation” for Paul W. Kuhn is for housing allowance and school fees.

(2)

Paul W. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)

POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $199,600, $208,598, and $106,615 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2013, December 31, 2013, and December 31, 2011, respectively.

(4)

Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $199,600, $208,598, and $106,615 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2013, December 31, 2012, and  December 31, 2011, respectively.

(5)

Mr. McKelvey resigned effective May 31, 2013.

(6)

Mr. Ranta resigned effective December 12, 2013.

No funds were set aside or accrued by the Company during 2013 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on May 31, 2013 shareholders approved the resolution to set the current Board at 4 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met once in person during fiscal 2013, although various matters were discussed telephonically during the year.

Audit Committee

The Audit Committee is a committee of the board of directors to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information.  The objectives of the Committee are:

1.

To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters;

2.

To provide effective communication between directors and external auditors appointed by the Company;

3.

To enhance the external auditors’ independence; and

4.

To increase the credibility and objectivity of financial reports.

Membership of Committee

The Committee shall be comprised of at least three directors of the Company, all of whom shall be “financially literate” as defined by National Instrument 52-110 - Audit Committees. The Board shall have the power to appoint the Committee Chairman.

Meetings

At all meetings of the Committee every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board.

Meetings of the Committee should be scheduled to take place at least four times per year.  Minutes of all meetings of the Committee shall be taken. The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

The Committee shall meet with the external auditors at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditors and the Committee consider appropriate.

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting. It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Company’s internal control system:

•

identifying, monitoring and mitigating business risks; and

•

ensuring compliance with legal, ethical and regulatory requirements.

It is a responsibility of the Committee to review the annual financial statements of the Company prior to their submission to the Board for approval.  The process should include but not be limited to:

•

reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

•

reviewing significant accruals or other estimates such as the ceiling test calculation;

•

reviewing accounting treatment of unusual or non-recurring transactions;

•

ascertaining compliance with covenants under loan agreements;

•

reviewing disclosure requirements for commitments and contingencies;

•

reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

•

reviewing unresolved differences between management and the external auditors; and

•

obtaining explanations of significant variances within comparative reporting periods.

The Committee is to review the financial statements (and make a recommendation to the Board with respect to their approval), prospectuses, management discussion and analysis and all public disclosure containing audited or unaudited financial information before release and prior to Board approval.  The Committee must be satisfied that adequate procedures are in place for the review of the Company’ disclosure of all other financial information and shall periodically access the accuracy of those procedures.

With respect to the appointment of external auditors by the Board, the Committee shall:

•

recommend to the Board the appointment of the external auditors;

•

recommend to the Board the terms of engagement of the external auditors, including the compensation of the external auditors and a confirmation that the external auditors shall report directly to the Committee; and

•

when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

The Committee shall review with external auditors (and the internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses.  The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries. The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors.  The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

The Committee shall review risk management policies and procedures of the Company (i.e. hedging, litigation and insurance).

The Committee shall establish a procedure for:

•

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

•

the confidential, anonymous submission by employees and agents of the Company of concerns regarding questionable accounting or auditing matters.

The Committee shall review and approve the Company’ hiring policies regarding employees and former employees of the present and former external auditors of the Company. It shall have the authority to investigate any financial activity of the Company.  All employees of the Company are to cooperate as requested by the Committee.

The Committee may retain any person having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board.

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Ross Stringer.

Staffing

The Company currently has 18 employees and 2 executive officers. Of the employees, 14 are located in Portugal, including 1 manager, 1 accounting/administrator, 6 geologists, 1 geological assistant, 1 landman, and 4 laborers. 4 employees are located in Kosovo, and include 3 geologists and 1 administrator.

Management, administrative and secretarial functions in Vancouver are provided by Pacific Opportunity Capital Ltd., a private company of which Mark T. Brown, a director of the Company, is the president and director.

During the year ended December 31, 2012, the Company had 14 employees and 2 executive officers. During the year ended December 31, 2011, the Company had 7 employees and 2 executive officers.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of April 30, 2014, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,217,500	3.05%
Common	Winnie Wong (2)	425,000	1.08%
Common	Mark T. Brown (3)	8,249,168	20.1%
Common	Paul Dircksen (4)	200,000	0.51%
Common	Ross Stringer (5)	200,000	0.51%
	Total Directors/Officers	10,291,668	24.09%

(1)

735,000 of these shares represent currently exercisable stock options and 160,000 represent currently exercisable share purchase warrants.

(2)

325,000 of these shares represent currently exercisable stock options.

(3)

5,356,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 527,500 of the common shares are held in Mr. Brown’s RRSP, and 140,000 shares are held in Mr. Brown’s TFSA. 100,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control. 275,000 of these shares represent currently exercisable common share purchase options. 1,705,334 are currently exercisable share purchase warrants held by Pacific Opportunity Capital, and 140,000 are currently exercisable share purchase warrants held in Mr. Brown’s TFSA.

(4)

200,000 of these shares represent currently exercisable stock options.

(5)

200,000 of these shares represent currently exercisable stock options.

Based upon 38,973,571 common shares outstanding as of April 30, 2014, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Equity Financial Trust Company, 650 West Georgia Street, Suite 2700, Vancouver, BC V6B 4N9.

On April 30, 2014 the shareholders' list for the Company's common shares showed 35 registered shareholders, including depositories, and 38,973,571 common shares issued and outstanding. Of the total registered shareholders, 6 are resident in Canada holding 35,173,877 common shares, or 90.2% of the total issued and outstanding; 21 shareholders are resident in the United States holding 2,904,694 common shares, or 7.5% of the issued and outstanding, and 8 shareholders are resident of other nations holding 895,000 common shares, or 2.3% of the issued and outstanding.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 30, 2014, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	8,249,168	20.1%
Common	Callinan Royalties Corporation (2)	7,000,000	16.5%

(1)

5,356,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 527,500 of the common shares are held in Mr. Brown’s RRSP, and 140,000 shares are held in Mr. Brown’s TFSA. 100,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control. 275,000 of these shares represent currently exercisable common share purchase options. 1,705,334 are currently exercisable share purchase warrants held by Pacific Opportunity Capital, and 140,000 are currently exercisable share purchase warrants held in Mr. Brown’s TFSA.

(2)

Of this total, 3,500,000 represent currently exercisable common share purchase warrants.  The Company has also granted Callinan the right to maintain its ownership position in the Company by way of participation in future private placements.

Based upon 38,973,571 common shares outstanding as of April 30, 2014, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2013, December 31, 2012, and December 31, 2011.

	Services	Expenses Incurred During the Year Ended December 31, 2013	Expenses Incurred During the Year Ended December 31, 2012	Expenses Incurred During the Year Ended December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 199,600	$ 208,598	$ 106,615
Paul W. Kuhn	Geological consulting, housing allowance and school payment	$ 309,366	$ 310,540	$ 295,282
Paul L. Nelles (b)	Salaries and share-based payment	$ 36,374	$ 88,366	$ 91,333
Michael Diehl (b)	Salaries and share-based payment	$ 39,110	$ 95,505	$ 144,658
Mineralia (c)	Geological consulting	$ 269,915	$ 215,501	$ 219,532
TOTAL:		$ 854,365	$ 918,510	$ 857,420

(a)

Pacific Opportunity Capital Ltd., a company controlled by, Mark Brown, a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are formerly non-controlling shareholders of Innomatik.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2013, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 38,543,571 Common Shares issued and outstanding as of December 31, 2013 and 38,973,571 common shares issued and outstanding as of April 30, 2014.

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

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2014;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2014; and

•

each of the last five annual reporting period, being the years ended December 31, 2013, 2012 and 2011, the eight-month period ended December 31, 2010, and the year ended April 30, 2010.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2014	$0.31	$0.17	$0.19
February 2014	$0.20	$0.10	$0.18
January 2014	$0.14	$0.08	$0.14
December 2013	$0.12	$0.06	$0.08
November 2013	$0.12	$0.08	$0.12
October 2013	$0.12	$0.09	$0.12

Three Months Ended 3/31/14	$0.31	$0.08	$0.19
Three Months Ended 12/31/13	$0.12	$0.06	$0.08
Three Months Ended 9/30/13	$0.17	$0.04	$0.10
Three Months Ended 6/30/13	$0.12	$0.04	$0.04
Three Months Ended 3/31/13	$0.15	$0.08	$0.09
Three Months Ended 12/31/12	$0.19	$0.14	$0.14
Three Months Ended 9/30/12	$0.25	$0.14	$0.15
Three Months Ended 6/30/12	$0.29	$0.18	$0.25
Three Months Ended 3/31/12	$0.40	$0.23	$0.29
Three Months Ended 12/31/11	$0.42	$0.14	$0.19
Three Months Ended 9/30/11	$0.57	$0.28	$0.30
Three Months Ended 6/30/11	$0.60	$0.46	$0.50

Year Ended 12/31/13	$0.17	$0.04	$0.08
Year Ended 12/31/12	$0.40	$0.14	$0.14
Year Ended 12/31/11	$0.60	$0.14	$0.19
Eight Months Ended 12/31/10	$0.52	$0.33	$0.39
Year Ended 4/30/10	$0.21	$0.07	$0.16

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to March 2014	€0.19	€0.05	€0.14

Table No. 12 lists, as of April 30, 2014, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
4,000,000	$0.50	December 15, 2014*
7,990,000	$0.25	October 4, 2015
5,720,000	$0.15	September 24, 2016
3,500,000	$0.15	October 15, 2016
Total: 21,210,000

* These warrants originally had an expiry date of March 28, 2014. The Company applied to the TSX Venture Exchange to extend the expiry date until December 15, 2014. The extension was approved in March 2014.

Table No. 13 lists, as of April 30, 2014, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
545,500	$0.15	October 4, 2015
148,800	$0.10	September 24, 2016
Total: 694,300

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

During the year ended December 31, 2013, the Company completed two private placements of its common shares. On September 24, 2013, the Company completed the non-brokered private placement of 6,000,000 common share units at a price of $0.10 per unit for gross proceeds of $600,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 until September 24, 2016. Cash finder’s fees of $14,880 were paid and 148,800 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.10 until September 24, 2016. Insiders participated in the offering for a total of 1,570,000 units. On October 15, 2013, the Company closed a financing with Callinan Royalties Corporation of 3,500,000 common share units at a price of $0.10 for gross proceeds of $350,000. Each unit consists of one common share and one non-transferable purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until October 15, 2016. On August 20, 2013, the Company issued 450,000 common shares at a fair value of $47,250 to the non-controlling interest owners for the purchase of the remaining 7.5% of Innomatik not already owned.

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

Shares Issued for Assets Other Than Cash

On August 20, 2013, the Company issued 450,000 common shares to the non-controlling interest owners for the purchase of the remaining 7.5% of Innomatik not already owned. The shares were issued at a deemed price of $0.105 per share ($47,250).

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

As of April 30, 2014, all escrow shares had been released.

Shares Held By Company

No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors, Officers, Employees and Consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on May 31, 2013. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 30, 2014, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	350,000 100,000 35,000 250,000	350,000 100,000 35,000 250,000	$0.35 0.30 0.30 0.10	July 8, 2015 January 26, 2017 April 10, 2017 October 16, 2018

Winnie Wong, Chief Financial Officer & Corporate Secretary	50,000 25,000 250,000	50,000 25,000 250,000	$0.35 0.30 0.10	July 8, 2015 April 10, 2017 October 16, 2018

Mark T. Brown, Director	50,000 25,000 200,000	50,000 25,000 200,000	$0.35 0.30 0.10	July 8, 2015 April 10, 2017 October 16, 2018

Paul Dircksen, Director	200,000	200,000	$0.10	October 16, 2018

Ross Stringer, Director	200,000	200,000	$0.165	March 3, 2019

Employees/Consultants	300,000 10,000 690,000 500,000	300,000 10,000 690,000 500,000	$0.35 0.35 0.30 0.10	July 8, 2015 July 15, 2015 April 10, 2017 October 16, 2018

Total Officers and Directors	1,735,000	1,735,000

Total Employees/ Consultants	1,500,000	1,500,000

Total Officers/Directors/ Employees and Consultants	3,235,000	3,235,000

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

Proposed Change to the Company’s Articles

The Company’s Board of Directors has proposed to amend the Company’s Articles to include “Advance Notice Provisions”, which will:

•

facilitate orderly and efficient annual general or, where the need arises, special meetings;

•

ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and

•

allow shareholders to register an informed vote.

The purpose of the Advance Notice Provisions is to provide shareholders, directors and management with direction on the procedure for shareholder nomination of directors. The Advance Notice Provisions are the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The complete text of the proposed Alterations to the Articles is included in the Company’s Information Circular for the Annual General and Special Meeting of shareholders to be held on June 4, 2014 dated April 28, 2014.

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

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares, and certain "excess distributions" by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize a gain, which will be taxed under the rules for Non-Electing U.S. Holders, as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a QEF election.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, the Company does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2013, 2012 and 2011 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2013. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2013, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2013.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2013 Ended 12/31/2013	Fiscal 2012 Ended 12/31/2012
Audit Fees	$ 17,900	$ 19,500
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 17,900	$ 19,500

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

•

Audited Financial Statements

•

Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 28, 2014.

•

Consolidated Statements of Financial Position at December 31, 2013, and December 31, 2012.

•

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013 and December 31, 2012.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2013 and December 31, 2012.

•

Consolidated Statements of Changes in Equity for the years ended December 31, 2013 and December 31, 2012.

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

****

Filed herewith.

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2013 and 2012

AVRUPA MINERALS LTD.

Contents

Page

Auditors’ Report

3

Consolidated Statements of Financial Position

4

Consolidated Statements of Comprehensive Loss

5

Consolidated Statements of Changes in Equity

6

Consolidated Statements of Cash Flows

7

Notes to the Consolidated Financial Statements

8 – 34

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Avrupa Minerals Ltd.,

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avrupa Minerals Ltd. and its subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 28, 201

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31

 (Presented in Canadian Dollars)

	Note	2013	2012

Assets
Non-current assets
Property, plant and equipment	4	$ 26,741	$ 24,572
Exploration and evaluation assets	5	1,479,204	1,336,049
		1,505,945	1,360,621
Current assets
Other assets		-	1,884
Bank guarantees	13	219,092	223,662
Receivables		103,053	219,793
Prepaid expenses and advances		184,573	138,579
Restricted cash	5	640,504	290,975
Cash		439,154	750,240
		1,586,376	1,625,133

Total assets		$ 3,092,321	$ 2,985,754

Equity
Share capital	6	$ 4,647,712	$ 4,512,522
Reserves	6	4,080,183	3,084,186
Deficit		(6,683,745)	(4,801,147)
		2,044,150	2,795,561
Non-controlling interest		-	(84,427)
		2,044,150	2,711,134
Liabilities
Current liabilities
Due to related parties	7	16,467	25,177
Accounts payable and accrued liabilities		391,200	249,443
Funds held for optionees	5	640,504	-
		1,048,171	274,620

Total equity and liabilities		$ 3,092,321	$ 2,985,754

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2014. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                             See notes to the consolidated financial statements 80

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2013	2012

Assets
Non-current assets
Property, plant and equipment	4	$ 26,741	$ 24,572
Exploration and evaluation assets	5	1,479,204	1,336,049
		1,505,945	1,360,621
Current assets
Other assets		-	1,884
Bank guarantees	13	219,092	223,662
Receivables		103,053	219,793
Prepaid expenses and advances		184,573	138,579
Restricted cash	5	640,504	290,975
Cash		439,154	750,240
		1,586,376	1,625,133

Total assets		$ 3,092,321	$ 2,985,754

Equity
Share capital	6	$ 4,647,712	$ 4,512,522
Reserves	6	4,080,183	3,084,186
Deficit		(6,683,745)	(4,801,147)
		2,044,150	2,795,561
Non-controlling interest		-	(84,427)
		2,044,150	2,711,134
Liabilities
Current liabilities
Due to related parties	7	16,467	25,177
Accounts payable and accrued liabilities		391,200	249,443
Funds held for optionees	5	640,504	-
		1,048,171	274,620

Total equity and liabilities		$ 3,092,321	$ 2,985,754

                                             See notes to the consolidated financial statements 81

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits			Non-controlling interest	Total equity
						Exchange	Deficit

Balance as at December 31, 2011	16,103,571	$ 3,866,547	$ 855,299	$ 75,889	$251,984	$ (3,308)	$(3,272,093)	$ (182,414)	$ 1,591,904
Share issues:
Shares issued for private placements	11,990,000	826,144	1,572,356	-	-	-	-	-	2,398,500
Share issue costs	-	(261,482)	-	106,022	-	-	-	-	(155,460)
Share-based payment	-	-	-	-	189,310	-	-	-	189,310
Revaluation of extended warrants	-	(43,687)	43,687	-	-	-	-	-	-
Acquisition of non-controlling interest	500,000	125,000	-	-	-	-	-	191,079	316,079
Non-controlling interest for the year	-	-	-	-	-	-	-	(93,092)	(93,092)
Comprehensive loss	-	-	-	-	-	(7,053)	(1,529,054)	-	(1,536,107)

Balance as at December 31, 2012	28,593,571	4,512,522	2,471,342	181,911	441,294	(10,361)	(4,801,147)	(84,427)	2,711,134
Share issues:
Shares issued for private placements	9,500,000	142,847	807,153	-	-	-	-	-	950,000
Share issue costs	-	(54,907)	-	13,319	-	-	-	-	(41,588)
Share-based payment	-	-	-	-	134,642	-	-	-	134,642
Acquisition of non-controlling interest	450,000	47,250	-	-	-	-	-	96,427	143,677
Non-controlling interest for the year	-	-	-	-	-	-	-	(12,000)	(12,000)
Comprehensive loss	-	-	-	-	-	40,883	(1,882,598)	-	(1,841,715)

Balance as at December 31, 2013	38,543,571	$ 4,647,712	$3,278,495	$195,230	$ 575,936	$ 30,522	$(6,683,745)	$ -	$ 2,044,150

                                             See notes to the consolidated financial statements 82

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	2013	2012

Cash flows from operating activities
Loss before non-controlling interest for the year	$ (1,894,598)	$ (1,622,146)
Items not involving cash:
Depreciation	20,029	26,902
Share-based payment	134,642	189,310
Changes in non-cash working capital items:
Receivables	116,740	(100,069)
Bank guarantees	223,662	(65,346)
Prepaid expenses and advances	(45,994)	(17,884)
Other assets	1,884	11
Accounts payable and accrued liabilities	141,757	76,620
Due to related parties	(227,802)	14,471
Funds held for optionees	640,504	-
Exchange difference arising on the translation of foreign subsidiaries	39,953	156

Net cash (used in) operating activities	(849,223)	(1,497,975)

Cash flows from investing activities
Purchase of property, plant and equipment	(20,746)	(32,667)
Acquisition of non-controlling interest	-	(150,000)

Net cash (used in) investing activities	(20,746)	(182,667)

Cash flows from financing activities
Proceeds from issuance of common shares	950,000	2,398,500
Share issue costs	(41,588)	(155,460)

Net cash provided by financing activities	908,412	2,243,040

Change in cash for the year	38,443	562,398
Cash, beginning of the year	1,041,215	478,817
Cash, end of the year	$ 1,079,658	$ 1,041,215

Cash comprised of:
Cash	$ 439,154	$ 750,240
Restricted Cash	640,504	290,975
	$ 1,079,658	$ 1,041,215
Supplementary information:
Interest received	$ 3,141	$ 11,828
Shares issued for acquisition of non-controlling interest	$ 47,250	$ 125,000

                                             See notes to the consolidated financial statements 83

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2013.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Avrupa Holdings Inc.	100%	Barbados	Holding
Avrupa Portugal Holdings Inc.	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc.	100%	Barbados	Holding

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

(b)

Asset Acquisitions

Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held-for-sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Foreign currencies

The Company assess functional currency of an entity by entity basis based on the related fact pattern; however, the presentation currency used in these consolidated financial statements is determined at management’s discretion.

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

The Company has determined that the functional currency of its wholly-owned subsidiaries in Europe is the Euro and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

(d)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(e)

Exploration and evaluation assets and expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of comprehensive loss.

Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where they are considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Exploration and evaluation assets and expenditures (Continued)

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f)

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

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(g)

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

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each statement of financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

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

(i)

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Europe is the Euro and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency; and

•

The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•

The determination that the Company will continue as a going concern for the next year.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

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

(k)

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

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables, excluding commodity taxes receivable, are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

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

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of comprehensive loss.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

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

Other financial liabilities - This category includes due to related parties, accounts payables and accrued liabilities and funds held for optionees, all of which are recognized at amortized cost.

At December 31, 2013 and 2012, the Company did not have any derivative financial assets or liabilities.

(l)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profit or loss as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

(n)

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

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted that are expected to apply when temporary differences are expected to settle.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)

Application of new and revised accounting standards effective January 1, 2013

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

•

IFRS 10 - Consolidated Financial Statements

•

IFRS 11 - Joint Arrangements

•

IFRS 12 - Disclosure of Interests in Other Entities

•

IFRS 13 - Fair Value Measurement

•

IAS 28 - Investments in Associates and Joint Ventures

(p)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (mandatory adoption date has not yet been finalized)

•

IAS 32 (Amended 2011) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

4.

PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2012	$ 28,469	$ 138,171	$ 1,223	$ 167,863
Additions during the year	18,053	-	14,614	32,667
Exchange adjustment	(161)	(785)	(7)	(953)
As at December 31, 2012	46,361	137,386	15,830	199,577
Additions during the year	18,183	-	2,563	20,746
Exchange adjustment	5,431	16,096	1,856	23,383
As at December 31, 2013	$ 69,975	$ 153,482	$ 20,249	$ 243,706

Accumulated depreciation
As at January 1, 2012	$ 16,241	$ 130,920	$ 1,223	$ 148,384
Depreciation for the year	15,383	4,257	7,262	26,902
Exchange adjustment	229	(655)	145	(281)
As at December 31, 2012	31,853	134,522	8,630	175,005
Depreciation for the year	13,577	2,986	3,466	20,029
Exchange adjustment	4,699	15,974	1,258	21,931
As at December 31, 2013	$ 50,129	$ 153,482	$ 13,354	$ 216,965

Net book value
As at January 1, 2012	$ 12,228	$ 7,251	$ -	$ 19,479
As at December 31, 2012	$ 14,508	$ 2,864	$ 7,200	$ 24,572
As at December 31, 2013	$ 19,846	$ -	$ 6,895	$ 26,741

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$1,336,049
Additions during the year	-	-	-	-	-	-	-	-	-	-	143,155	-	-	143,155
As of December 31, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$1,479,204

Mineral exploration expenses for the year ended December 31, 2013
Concession fees and taxes	$ 14,831	$ 38,929	$ 10,330	$12,992	$ 18,007	$ -	$ 39,975	$ 69,773	$ 69,773	$ -	$ 164	$ -	$ -	$ 274,774
Depreciation	2,064	-	-	1,041	2,028	-	10,088	-	-	-	-	-	-	15,221
Geological salaries and consulting	35,054	1,433,774	622,373	100,404	82,803	5,534	370,269	9,446	37,834	11,126	17,390	21,896	-	2,747,903
Geology work	-	-	-	-	-	-	-	811	811	541	2,705	40,655	(5,212)	40,311
Insurance	810	3,625	2,159	408	795	-	3,956	397	725	55	496	657	-	14,083
Legal and accounting	15	-	-	-	-	-	72	-	-	-	-	-	-	87
Office and administrative fees	4,242	43,207	9,420	2,314	4,684	102	22,824	-	283	-	82	141	-	87,299
Rent	19,281	98,256	8,182	4,748	8,521	-	42,380	752	4,528	752	1,879	5,660	-	194,939
Site costs	1,878	20,602	22,967	1,661	3,070	142	13,874	85	5,346	241	7,730	2,811	-	80,407
Travel	2,271	58,225	20,250	5,126	5,979	68	11,665	-	2,482	194	191	3,644	-	110,095
Advances from optionee	-	(1,540,768)	(710,776)	(82,826)	(29,373)	(33,754)	-	-	-	-	-	-	-	(2,397,497)
	$ 80,446	$ 155,850	$ (15,095)	$45,868	$ 96,514	$ (27,908)	$515,103	$ 81,264	$ 121,782	$ 12,909	$ 30,637	$ 75,464	$ (5,212)	$1,167,622
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	67,668	94,912	129,138	22,863	30,287	-	52,903	78,503	81,215	7,990	4,506	21,752	4	591,741
Depreciation	2,064	-	-	1,041	2,028	-	10,088	-	-	-	-	-	-	15,221
Geological salaries and consulting	810,010	3,572,433	1,134,973	112,677	122,315	5,534	496,924	65,963	157,526	75,875	29,539	203,318	7,064	6,794,151
Geology work	-	-	-	-	-	-	-	52,790	97,813	55,733	13,007	192,140	193,998	605,481
Insurance	810	5,795	2,281	408	795	-	3,956	1,835	4,310	1,986	1,158	6,176	-	29,510
Legal and accounting	15	296	-	-	-	-	72	-	-	-	-	-	-	383
Office and administrative fees	14,112	103,424	17,003	2,852	5,607	102	24,868	493	4,958	3,266	2,319	7,421	5,255	191,680
Rent	26,538	178,179	11,702	4,748	8,521	-	42,380	2,199	12,943	8,546	3,772	21,304	-	320,832
Site costs	24,045	72,468	39,301	1,817	4,274	142	15,031	27,206	123,808	10,154	36,624	28,748	-	383,618
Travel	31,837	150,793	40,062	5,126	8,822	68	17,905	-	2,482	2,413	191	3,644	-	263,343
Advances from optionee	-	(4,293,842)	(1,260,073)	(82,826)	(29,373)	(33,754)	-	-	-	-	-	-	-	(5,699,868)
	$ 977,099	$ (115,542)	$ 114,387	$68,706	$ 153,276	$ (27,908)	$664,127	$232,281	$ 488,624	$165,963	$91,116	$ 485,758	$206,321	$3,504,208

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2012	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -		$ -	$ -	$ 876,507
Additions during the year	220,333	167,920	71,289	-	-	-	-	-	-	-		-	-	459,542
As of December 31, 2012	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049

Mineral exploration expenses for the year ended December 31, 2012
Concession fees and taxes	$ 40,985	$ 42,821	$ 29,235	$ 9,871	$12,280	$ -	$ 11,429	$ 3,266	$ 5,654	$ 1,799	$ 2,691	$ 6,645	$ 4	$ 166,680
Geological salaries and consulting	46,908	1,741,431	364,854	11,585	39,512	-	57,159	6,522	35,394	29,594	12,149	84,784	7,064	2,436,956
Geology work	-	-	-	-	-	-	-	14,440	31,153	21,011	10,302	41,633	167,243	285,782
Insurance	-	2,170	122	-	-	-	-	257	771	257	662	1,563	-	5,802
Office and administrative fees	1,460	48,379	4,117	538	743	-	916	13	428	457	2,237	2,089	4,572	65,949
Rent	514	79,923	3,238	-	-	-	-	609	3,869	3,994	1,893	6,629	-	100,669
Site costs	1,535	31,470	9,235	156	1,204	-	237	637	2,947	2,035	28,893	7,280	-	85,629
Travel	1,913	53,018	10,238	-	2,843	-	472	-	-	-	-	-	-	68,484
Advances from optionee	-	(2,477,322)	(371,026)	-	-	-	-	-	-	-	-	-	-	(2,848,348)
	$ 93,315	$(478,110)	$ 50,013	$22,150	$56,582	$ -	$ 70,213	$ 25,744	$ 80,216	$ 59,147	$58,827	$ 150,623	$ 178,883	$ 367,603
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	52,837	55,983	118,808	9,871	12,280	-	12,928	8,730	11,442	7,990	4,342	21,752	4	316,967
Geological salaries and consulting	774,956	2,138,659	512,600	12,273	39,512	-	126,655	56,517	119,692	64,749	12,149	181,422	7,064	4,046,248
Geology work	-	-	-	-	-	-	-	51,979	97,002	55,192	10,302	151,485	199,210	565,170
Insurance	-	2,170	122	-	-	-	-	1,438	3,585	1,931	662	5,519	-	15,427
Legal and accounting	-	296	-	-	-	-	-	-	-	-	-	-	-	296
Office and administrative fees	9,870	60,217	7,583	538	923	-	2,044	493	4,675	3,266	2,237	7,280	5,255	104,381
Rent	7,257	79,923	3,520	-	-	-	-	1,447	8,415	7,794	1,893	15,644	-	125,893
Site costs	22,167	51,866	16,334	156	1,204	-	1,157	27,121	118,462	9,913	28,894	25,937	-	303,211
Travel	29,566	92,568	19,812	-	2,843	-	6,240	-	-	2,219	-	-	-	153,248
Advances from optionee	-	(2,753,074)	(549,297)	-	-	-	-	-	-	-	-	-	-	(3,302,371)
	$ 896,653	$(271,392)	$ 129,482	$22,838	$56,762	$ -	$149,024	$151,017	$ 366,842	$153,054	$60,479	$ 410,294	$ 211,533	$ 2,336,586

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds nine exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Marateca

*

Alvalade

*

Covas

*

Arga

*

Alvito

*

Arcas

*

Candedo

*

Sabroso

*

Sines

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% Net Smelter Return (“NSR”), payable to the government of Portugal.

Marateca:

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $220,333 to the Marateca property. Refer to note 6(b)(ii).

Alvalade:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereby the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years (spent by February 2014).  On February 25, 2014, the two parties signed an amended Joint Venture Agreement (“JV”) which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project. The amended agreement carries the following terms (in summary):

•

After due diligence, exploration funding of US$300,000 (completed).

•

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (Option 1 completed).

•

To earn further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million exploration by December 31, 2015 (Option 2 underway).

•

To earn a further 5% of the JV (for an aggregate total of 65%), Antofagasta must prepare, fund, and deliver a Preliminary Economic Assessment on a project within the JV area by December 31, 2017 (Option 3).

•

To earn a further 10% of the JV (for an aggregate total of 75%), Antofagasta must prepare, fund, and deliver a Feasibility Study on a project within the JV area by December 31, 2022 (Option 4).

•

And to earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must fund 100% of all work programs during this phase and make a Development Decision within one year of the Option 4 exercise date (Option 5).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvalade (Continued):

•

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $167,920 to the Alvalade property. Refer to note 6(b)(ii).

As of December 31, 2013, Antofagasta had forwarded a total of $4,600,539 (US$4,564,000) for the Alvalade property, including the US$300,000 for the initial study of the project. The Company held $306,697 (€209,278) on behalf of Antofagasta to be spent on the Alvalade project, which was recorded as restricted cash.  In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 (spent) by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $71,289 to the Covas property. Refer to note 6(b)(ii).

As of December 31, 2013, Blackheath had forwarded a total $1,356,708 (€1,019,190) for the Covas property. The Company held $96,635 (€65,940) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

Arga:

On May 10, 2013, the Company signed an agreement to option out the Arga Tungsten-Gold Project to Blackheath. Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 (spent subsequent to year-end) is a firm commitment and must be spent by March 23, 2014. Blackheath can then earn an additional 19% by spending an additional €800,000 by March 23, 2017.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 23, 2020.

As of December 31, 2013, Blackheath had forwarded a total $83,125 (€60,000) for the Arga property. The Company held $299 (€204) on behalf of Blackheath to be spent on the Arga property, which is recorded as restricted cash.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvito:

On November 20, 2013, the Company received $150,000 in funding from Callinan Royalties Corporation (“Callinan”) to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty.  The project is designated as an “Alliance Property” under the Exploration Alliance Agreement between the Company and Callinan (see Callinan Generative).

As of December 31, 2013, Callinan had forwarded a total $150,000 (€103,609) for the Alvito property. The Company held $120,627 (€82,311) on behalf of Callinan to be spent on the Alvito property, which is recorded as restricted cash.

Callinan Generative:

On October 3, 2013, the Company and Callinan signed a three-year Generative Exploration Alliance Agreement (the “Agreement”) which calls for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also has the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

As of December 31, 2013, Callinan had forwarded a total $150,000 (€106,114) for the Callinan Generative exploration project. The Company held $116,246 (€79,322) on behalf of Callinan Generative exploration project to be spent on the generative exploration project, which is recorded as restricted cash.

Kosovo

The Company, through its 100% holding in Innomatik, holds five exploration licenses in Kosovo:

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

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo (Continued)

In August 2013, the Company purchased the remaining 7.5% interest in Innomatik Exploration Kosovo LLC (“Innomatik”) and allocated $143,155 to the Slivovo property. Refer to note 6 (b)(iv).

Slivovo:

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015, of which €360,000 is a firm commitment to be spent by October 10, 2014.  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016.  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of December 31, 2013, the Company had spent $206,321 (€161,612) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES

(a)

Authorized:

At December 31, 2013, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On March 28, 2012, the Company closed a private placement issuing 4,000,000 units at a price of 0.30 per unit for gross proceeds of $1.2 million. Each unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months. The warrants were ascribed a value of $587,130.

A total of $55,174 cash finder’s fee was paid and 183,913 finder’s options were issued as part of the financing. In addition, another $33,295 was included in share issue costs. Each finder’s option can be converted into a unit with the same terms as the financing at $0.30 for a period of 24 months.  The finder’s options were ascribed a value of $32,484. Insiders participated in the offering for a total of 303,667 units.

ii.

On April 30, 2012, a total of 500,000 common shares of the Company at a fair value of $125,000 were issued to the non-controlling interest owner (“NCI owner”) along with a cash payment of $150,000 for purchasing the remaining 10% interest in MAEPA. The common shares of the Company issued to NCI owner will have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months. The purchase of the 10% interest in MAEPA results in the Company owning 100% of MAEPA. The net purchase price of $459,542 was allocated to three properties in MAEPA (Note 5).

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

A total of $40,913 cash finder’s fee was paid and 545,500 finder’s options were issued as part of the financing. In addition, another $26,078 was included in share issue costs.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.25 for a period of 36 months. The finder’s options were ascribed a value of $73,538.  Insiders participated in the offering for a total of 3,185,000 units.

iv.

On August 20, 2013, a total of 450,000 common shares of the Company at a fair value of $47,250 were issued to the non-controlling interest owners (“NCI owners”) for purchasing the remaining 7.5% interest in Innomatik in Kosovo. The purchase of the 7.5% interest in Innomatik results in the Company owning 100% of Innomatik. The net purchase price of $143,155 was allocated to the Slivovo property in Innomatik (Note 5).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(b)

Share issuances: (Continued)

v.

On September 24, 2013, the Company completed a non-brokered private placement issuing 6,000,000 units at a price of $0.10 per unit for gross proceeds of $600,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 for a period of 36 months. The warrants were ascribed a value of $509,793.

A total of $14,880 cash finder’s fee was paid and 148,800 finder’s options were issued as part of the financing. In addition, another $24,103 was included in share issue costs.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.10 for a period of 36 months. The finder’s options were ascribed a value of $13,319.  Insiders participated in the offering for a total of 1,570,000 units.

vi.

On October 15, 2013, the Company closed a strategic financing with Callinan issuing 3,500,000 units at a price of $0.10 per unit for gross proceeds of $350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of 36 months. The warrants were being ascribed a value of $297,360.

A total of $2,605 was paid as share issue costs.

(c)

Escrow shares

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the Qualifying Transaction. As at December 31, 2013, there were no common shares of the Company held in escrow. The final 195,000 escrow shares were released on July 13, 2013.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2013 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2012	Granted	Exercised	cancelled	2013
August 28, 2013	$0.20	220,000	-	-	(220,000)	-
July 8, 2015**	$0.35	870,000	-	-	(50,000)	820,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017**	$0.30	800,000	-	-	(25,000)	775,000
October 16, 2018*	$0.10	-	1,550,000	-	-	1,550,000
Options outstanding		2,000,000	1,550,000	-	(295,000)	3,255,000
Options exercisable		2,000,000	1,550,000	-	(295,000)	3,255,000
Weighted average exercise price		$0.31	$0.10	$Nil	0.23	$0.22

* Subsequently, 150,000 options were exercised at the price of $0.10.

** Subsequently, 70,000 options expired.

Subsequently, the Company granted 200,000 options to a director at an exercise price of $0.165 per share for a period of five years, expiring on March 3, 2019.

As of December 31, 2013, the weighted average contractual remaining life is 3.54 years (2012 – 3.09 years).

Stock option transactions and the number of stock options for the year ended December 31, 2012 are summarized as follows:

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2013 and 2012 were:

	2013	2012
Risk-free interest rate	1.90%	1.35%
Expected life	5 years	5 years
Expected volatility	132.75%	118.28%
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(e)

Finder’s Options

The continuity of finder’s options for the year ended December 31, 2013 is as follows:

	Exercise	December 31,		Exercised	Expired	December 31,
Expiry date	price	2012	Issued		2013
March 28, 2014*	$0.30	183,913	-	-	-	183,913
October 4, 2015	$0.15	545,500	-	-	-	545,500
September 24, 2016	$0.10	-	148,800	-	-	148,800
Outstanding		729,413	148,800	-	-	878,213
Weighted average exercise price		$0.19	$0.10	$Nil	$Nil	$0.17

*Subsequently, 183,913 finder’s options expired.

As of December 31, 2013, the weighted average contractual remaining life is 1.60 years (2012 – 2.37 years).

The continuity of finder’s options for the year ended December 31, 2012 is as follows:

Expiry date	Exercise price	December 31, 2011	Issued	Exercised	Expired	December 31, 2012
January 8, 2012	$0.35	525,310	-	-	(525,310)	-
April 27, 2012	$0.40	78,750	-	-	(78,750)	-
March 28, 2014	$0.30	-	183,913	-	-	183,913
October 3, 2015	$0.15	-	545,500	-	-	545,500
Outstanding		604,060	729,413	-	(604,060)	729,413
Weighted average exercise price		$0.36	$0.19	$Nil	$0.36	$0.19

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2013 and 2012 were:

	2013	2012
Risk-free interest rate	1.42%	1.16%
Expected life	3 years	2.5 years
Expected volatility	148.06%	126.94%
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(f)

Warrants

The continuity of warrants for the year ended December 31, 2013 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2012	Issued	Exercised	Expired	2013
January 8, 2013	$0.50	5,714,284	-	-	(5,714,284)	-
April 27, 2013	$0.55	625,000	-	-	(625,000)	-
March 28, 2014*	$0.50	4,000,000	-	-	-	4,000,000
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016**	$0.15	-	6,000,000	-	-	6,000,000
October 15, 2016	$0.15	-	3,500,000	-	-	3,500,000
Outstanding		18,329,284	9,500,000	-	(6,339,284)	21,490,000
Weighted average exercise price		$0.39	$0.15	$Nil	$0.50	$0.25

* Subsequently, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to December 15, 2014.

** Subsequently, 280,000 warrants were exercised at the price of $0.15.

As of December 31, 2013, the weighted average contractual life is 1.92 years (2012 – 1.49 years).

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

(1) The Company extended the expiry date of 625,000 outstanding common share purchase warrants to April 27, 2013. The warrants were issued in October 2010, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.55. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 87.93%, no dividend yield, average expected life of 1 year and an expected price volatility of 1.24%. As a result, $43,687 was reallocated from share capital to fair value of warrants.

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2013 and 2012 were:

	2013	2012
Risk-free interest rate	1.42%	1.25%
Expected life	3 years	2 years
Expected volatility	148.06%	86.31%
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$224,717	$Nil	$Nil	$Nil	$62,933	$21,716	$309,366
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$21,716	$21,716

For the year ended December 31, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$219,175	$Nil	$Nil	$Nil	$59,110	$32,255	$310,540
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$5,133	$5,133

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets / liabilities

The Year Ended
	Services	December 31, 2012	December 31, 2012	As at December 31, 2012	As at December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 199,600	$ 208,598	$ 7,613	$ 12,488
Paul W. Kuhn	Consulting, housing allowance, and share-based payment	$ 309,366	$ 310,540	$ 8,854	$ 12,689
Paul L. Nelles (b)	Salaries and share-based payment	$ 36,374	$ 88,366	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 39,110	$ 95,505	$Nil	$Nil
Mineralia (c)	Consulting	$ 269,915	$ 215,501	$Nil	$Nil
TOTAL:		$ 854,365	$ 918,510	$ 16,467	$ 25,177

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are director and exploration manager of Innomatik respectively.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2013 was based on the loss attributable to common shareholders of $1,882,598 (December 31, 2012 – loss of $1,529,054) and a weighted average number of common shares outstanding of 31,070,283 (2012 – 21,424,937).

Diluted loss per share did not include the effect of 3,255,000 share purchase options, 878,213 finder’s options and 21,490,000 warrants for the year ended December 31, 2013 (2012 – 2,000,000 share purchase options, 729,413 finder’s options and 18,329,284 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

9.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2013, the Company had cash of $439,154 (2012 - $750,240) to settle current liabilities, net of funds held for optionees, of $407,667 (2012 - $274,620).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of cash and cash equivalents is limited because they are generally held to maturity.

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

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

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

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2013 and 2012.

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Cash	$439,154	$-	$-	$439,154
Restricted cash	640,504	-	-	640,504
	$1,079,658	$-	$-	$1,079,658

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Cash	$750,240	$-	$-	$750,240
Restricted cash	290,975	-	-	290,975
	$1,041,215	$-	$-	$1,041,215

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

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

11.

INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2013	2012

Net loss	$ (1,894,598)	$ (1,622,146)

Expected income tax recovery	$ (487,859)	$ (405,536)
Effect of foreign tax rate	85,577	15,894
Non-deductible items	34,670	47,440
Deductible items	(25,805)	(22,974)
Unrecognized benefit of non-capital losses	393,417	365,176

	$ -	$ -

The significant components of the Company’s deferred income tax assets are as follows:

	2013	2012

Deferred income tax assets
Non-capital loss carryforwards	$ 493,625	$ 497,063
Share issue costs	45,879	58,770
	539,504	555,833
Valuation allowance	(539,504)	(555,833)

Net deferred income tax assets	$ -	$ -

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Presented in Canadian Dollars)

11.

INCOME TAX (Continued)

The Company has available for deduction against future taxable income non-capital losses of approximately $1,898,500 in Canada. These losses, if not utilized, will expire through to 2033.  Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	630,000
		$ 1,898,500

12.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

Link to financial notes
	Years ended December 31
	2013	2012
Non-current assets
Portugal	$ 1,580,046	$ 1,354,368
Kosovo	144,990	6,253
	$ 1,725,036	$ 1,360,621

	Years ended December 31
	2013	2012
Mineral exploration expenses
Portugal	$ 3,248,275	$ 2,662,510
Kosovo	322,056	374,558
Germany	(5,212)	178,883
	$ 3,565,119	$ 3,215,951

13.

BANK GUARANTEES

As of December 31, 2013, the Company had a total of €149,500 ($219,092) (2012: €170,500 ($223,662)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 14, 2014	Signed: /s/ “Winnie Wong”
Winnie Wong Chief Financial Officer