Form 20-F
period 2014-12-31
AVRUPA MINERALS LTD.
filed 2015-05-08
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  44,555,797 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

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

Index to Exhibits on Page 73

Avrupa Minerals Ltd.

Form 20-F Annual Report

Table of Contents

Part I

5

Item 1.  Identity of Directors, Senior Management and Advisors

5

Item 2.  Offer Statistics and Expected Timetable

5

Item 3.  Key Information

5

Item 4.  Information on the Company

13

Item 5.  Operating and Financial Review and Prospects

35

Item 6.  Directors, Senior Management and Employees

46

Item 7.  Major Shareholders and Related Party Transactions

52

Item 8.  Financial Information

54

Item 9.  Offer and Listing of Securities

54

Item 10.  Additional Information

57

Item 11.  Disclosures About Market Risk

70

Item 12.  Description of Securities Other than Equity Securities

70

Part II

70

Item 13.  Defaults, Dividend Arrearages and Delinquencies

70

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

70

Item 15.  Controls and Procedures

70

Item 16.  Reserved

72

Item 16A.  Audit Committee Financial Expert

72

Item 16B.  Code of Ethics

72

Item 16C.  Principal Accounting Fees and Services

72

Item 16D.  Exemptions from the Listing Standards for Audit Committees

72

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

72

Item 16F.  Change in Registrant’s Certifying Accountant

72

Item 16G.  Corporate Governance

73

Item 16H.  Mine Safety Disclosure

73

Part III

73

Item 17.  Financial Statements

73

Item 18.  Financial Statements

73

Item 19.  Exhibits

73

Signature Page

110

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are not obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

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

The selected financial data of the Company for the Years Ended December 31, 2014, 2013 and 2012, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Year Ended December 31, 2011 and the Eight-Month Period ended December 31, 2010 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010

Total Revenues	$0	$0	$0	$0	$0
Net Loss	$1,251	$1,883	$1,529	$2,117	$1,043
Comprehensive Loss	$1,266	$1,842	$1,536	$2,109	$1,055
Loss Per Share	$0.03	$0.06	$0.07	$0.13	$0.08
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	40,495	31,070	21,425	16,104	12,453
Working Capital	$572	$538	$1,351	$696	$3,020
Exploration and Evaluation Assets	$1,479	$1,479	$1,336	$877	$877
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$2,126	$2,044	$2,711	$1,592	$3,913
Total Assets	$3,236	$3,092	$2,986	$1,781	$4,098

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/14	$ 1.11	$ 1.16	$ 1.06	$ 1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00

Three Months Ended 3/31/15	$ 1.26	$ 1.28	$ 1.17	$ 1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02

March 2015		$ 1.28	$ 1.24	$ 1.27
February 2015		1.26	1.24	1.25
January 2015		1.27	1.17	1.27
December 2014		1.16	1.13	1.16
November 2014		1.14	1.12	1.14
October 2014		1.13	1.11	1.13

The exchange rate was $1.27 on March 31, 2015.

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

The authorized share capital of the Company consists of an unlimited number common shares. As of April 24, 2015, there were 44,555,797 common shares outstanding.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.  9 exploration licenses are currently held by the Company in the three countries, including 6 in Portugal, 2 (1 currently under application) in Kosovo, and 1 in Germany.

The Company is the operator of 2 joint-ventures in Portugal, and operates 1 joint-venture in Kosovo. The Company is currently working to upgrade precious and base metal targets on its other licenses to joint-venture ready status in order to attract potential partners to project-specific and/or regional exploration programs.

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

The Company, through its holding in MAEPA, holds six exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•

Alvalade Joint-Venture

•

Covas Joint-Venture

•

Marateca

•

Alvito

•

Santa Margarida do Sado

•

Mertola

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% net smelter royalty (“NSR”), payable to the government of Portugal.

The Company, through its 100% holding in Innomatik, holds two exploration licenses in Kosovo:

•

Silvovo

•

Metovit (Kamenica) – Under Application

The Slivovo license was issued in 2012, and there is a 5% NSRs payable to the government of Kosovo. The original Kamenica license was dropped but replaced by the fully-overlapping new Metovit application. The Company is awaiting approval from the Kosovo mining bureau (ICMM).

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

Mineral Properties

The Company currently has interests in 9 mineral exploration properties, including 6 properties in Portugal, 2 properties (1 under application) in Kosovo, and 1 property in Germany. All of the Company's properties are currently at the exploration stage.

Germany
Erzgebirge JV (Au-W)
North Portugal
Covas JV (W–Au)
South Portugal
Alvalade JV (Cu-Zn)
Marateca (Cu-Zn)
Mertola (Cu-Zn-Au)
Santa Margarida (Cu-Zn)
Alvito (IOCG, epithermal Au-Ag)
Kosovo
Slivovo JV (Au-Ag-Pb-Zn)
Metovit -- Kamenica
(Ag-Pb-Zn)

Portugal

The Company through its subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO
SANTA MARGARIDA DO SADO
GRANDOLA OFFICE
ALVALADE JV
MERTOLA
N
LICENSES
JOINT VENTURES
APPLICATIONS
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

Alvalade JV Project with Antofagasta

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite-Belt. The project consists of one exploration license and covers approximately 902 square kilometers. The Company currently has a 40% interest in the project which subject to a joint-venture agreement with Antofagasta Minerals S.A. (“Antofagasta”) who can earn up to an 80% interest in the property.

Location and Access

The project is located on the Northwest extension of the Portuguese Pyrite Belt in the southwest portion of the country. The Alvalade Joint Venture is easily accessed by both paved and unpaved roads.  Regional two to four lane paved roads cross the license block east to west and north to south.  Secondary and Tertiary roads form a network that allows access to much of the JV area.  A railroad line, which is used to transport copper and zinc concentrates from the Neves Corvo Mine to the port of Setubal passes through the Alvalade license.  Several large towns, including Grandola, Ferreira do Alentejo, Castro Verde, and Aljustrel lie within or just outside of the borders of the license block.  Electric power lines are ubiquitous, and a number of year-round rivers cross the license area, the main one being the Sado River.

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

On February 25, 2014, the Company and Antofagasta signed an amended Joint Venture Agreement. On January 27, 2015, the Company and Antofagasta signed a second amended Joint Venture Agreement which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for Avrupa to be carried to production, if there is a production decision to be made on the project. The second amended agreement carries the following terms:

•

After due diligence, exploration funding of US$300,000 (completed).

•

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (Option 1 - completed).

•

To earn further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million exploration by December 31, 2015 (Option 2 - completed).

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Antofagasta must fund US$1.75 million by December 31, 2015 (Option 3 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Antofagasta must fund US$1.75 million by December 31, 2016 (Option 3 Year 2).

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Antofagasta must fund US$1.75 million by December 31, 2017 (Option 4 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Antofagasta must fund US$1.75 million by December 31, 2018 (Option 4 Year 2).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Antofagasta must fund US$25 million in exploration by December 31, 2022 with an option to partially earn in 1% for every US$5 million spent (Option 5).

•

If Option 5 expenditures are not sufficient to fund a Feasibility Study, Antofagasta will fund 100% of additional exploration but will be reimbursed for the Company’s proportionate share (being 25% of Work Programs and Budgets) following the commencement of commercial production (Feasibility Study Phase).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must have completed a Feasibility Study, funded 100% of all work programs during this phase and make a Development Decision within one year of the date of delivery of the Feasibility Study (Option 6).

•

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

The Company operates the joint venture through Option 3 with Antofagasta supervising.

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

Current and Anticipated Exploration

The final six holes of Phase 4 consisted of 1,531.3 meters of drilling to depths between 160.2 meters and 334.1 meters. The holes were collared in the general area of SES002.  The follow-up drilling program was designed to test the immediate area of the SES002 discovery, as well as to test the idea that Sesmarias may be a large-scale system covering a much wider area. The Company has been performing orientation-style ground geophysical surveys, and Company geologists are logging and sampling the new drill core. Results were announced on May 12, 2014.

The drilling at Sesmanas consisted of the initial 2 drill holes and 6 additional holes designed to follow-up the massive sulfide mineralization from hole SES002. A total of 1,961 meters were drilled in the general target area.

Highlights from the 6 additional holes include:

•

SES008, a 650-meter step-out NW from discovery SES002, intersects 5.5 meters of massive sulfide mineralization with positive gold and silver results, and including 5.0 meters @ 0.64% Copper, 0.94% Lead, and 1.54% Zinc.

•

SES006, a 50-meter step-out NW from SES002, intersects 1.5 meters of VMS mineralization @ 1.66% Copper, 2.3% Lead, and 3.66% Zinc.

The new drill results indicate the potential for a large-scale mineralized system. Four of the seven holes intersected massive sulfide mineralization at variable depths below the surface. The Sesmarias target zone is heavily faulted, and the rocks are strongly contorted and displaced, which makes exploration extremely difficult.

A follow-up program of 5 additional holes was completed in the Sesmarias area. The highlight of this follow-up program was a thick massive sulfide intercept in drill hole SES010, which started at a depth of 228.40 meters, and continued for 57.85 meters to a depth of 286.25 meters. Average grades for the entire massive sulfide intercept are 0.32% copper, 0.61% lead, 1.95% zinc, 0.45g/t gold, and 25.1 g/t silver. True thickness of the intercept is estimated to be approximately 35 to 40 meters.

Additional drilling was completed in 2014 to follow-up the prior 5-hole program. This drilling resulted in a further increase in the strike length of the Sesmarias West target to almost 2 kilometers. Geological and analytical results from all phases of drilling indicate that the near-vertical oriented mineralization, above a depth of 300 meters, including gravel cover, is interrupted by faults which have apparently displaced significant portions of the massive sulfide material. No drilling conducted to date has targeted the potential below this elevation. The drilling also revealed the potential of a 10-kilometer-long basin in the Pombal area, located 15 kilometers south of Sesmarias. Drill hole POM005, which reached a depth of 725 meters, penetrated through the layer of surface gravels and then overlying volcanic rocks to intercept a target horizon similar to the host unit of mineralization at Sesmarias. Although the hole did not intercept massive sulfide mineralization, geological information gathered from the drilling has improved the understanding of the model for this area, which will assist in future targeting in both basins. Weak to moderate alteration and thin beds of up to 35% iron sulfide mineralization, as well as narrow intervals of slightly elevated levels of copper and zinc in the target horizon, help to support the potential for the Pombal area.

Work during the past two drilling phases of 2014 led to the construction of an upgraded structure-controlled model for mineralization that suggests further VMS exploration potential fin the Sesmarias East zone, located 1-2 kilometers to the east of, and oriented sub-parallel to, Sesmarias West. Sesmarias West and East basins are two of potentially several sub-basins developed within the Sesmarias zone.

In October-November 2014, the Company drilled one further hole, SES014, to test the potential of another basin lying just to the east of Sesmarias South.  SES014 was drilled to 605 meters to test a potential Neves Corvo-like flat-lying target.  Information gained from drilling this hole indicated that potential mineralization in the Sesmarias East basin, if present, will be steeply-dipping, as at Sesmarias South.  The drill hole intercepted weakly altered rock units, similar to those found in the Sesmarias South target area, containing copper sulfide-bearing deformation quartz veins.  The deformation veins containing copper mineralization suggest the possible presence of primary sulfide mineralization, somewhere in the Sesmarias East basin.  Further work is needed to test for this possibility.

As of December 31, 2014, Antofagasta had forwarded a total of $6,527,251 (US$6,306,676) for the Alvalade project, including the US$300,000 for the initial study of the project, and has earned a 60% interest in the project. The Company spent an additional amount of $45,942 (US$39,995) in December 2014 which was subsequently reimbursed by Antofagasta. In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

Covas

The Covas property is a tungsten-gold exploration project located in the northwestern portion of Portugal. The property consists of a single exploration license and is 1,949 hectares in size. The Company currently has a 25% interest in the property, subject to a joint-venture option agreement with Blackheath Resources Inc. who may earn up to an 85% interest in the property.

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

Regional and Property Geology

The property lies within the Central Iberian Zone in Northern Portugal. Historic commercial tungsten mining on the property was from several pyrrhotite skarns which surround the central Covas structural dome. Tungsten mineralization of both wolframite and scheelite was mined from open pits as well as from underground. The Covas Dome is approximately 2 kilometers by 3 kilometers in size and hosts quartz veins which include gold values.

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

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

The Company is the operator of the project.

Exploration History

The property commercially produced tungsten from the late 1940's until the 1980's by several companies, including Union Carbide, who abandoned the property in the early 1980's due to low commodity prices. Previous operators drilled nearly 27,000 meters in 329 drill holes, and Union Carbide developed a non 43-101 compliant historic resource of 922,900 metric tonnes @ 0.78% WO3 at Covas.  Information about the historic Covas tungsten resource comes from NI 43-101 technical report entitled “Covas Tungsten Deposit”, written for Wega Mining ASA by B.J. Price, P. Geo., in 2007.  The historical estimates here might have also used categories that are different from the categories in the National Instrument 43-101. The Company has not completed sufficient work recently to validate the information, although it is considered to be reliable and relevant.  Despite the large amount of drilling, the skarn ring has only been about 40% explored, and only cursory work has been completed in the Dome area.

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

Phase 3 drilling at Covas was completed during Q4 of 2014.  A total of 1,337.4 meters in 18 holes was drilled during the 2014 program in the Lapa Grande, Muito Seco, Boundary, Castelo, and Valdarcas Extension zones.  Targeting was weighted towards in-fill drilling and incremental extension of potential tungsten resources at these known deposits.  Geological interpretations and geochemical analyses were underway at the end of 2014 from this work, in order to compile a first resource estimate for the Project.  Following is a summary of all significant Phase 3 tungsten intercept analyses completed to date:

Target area	Hole ID	Intercept
			Top (m)	Total thickness (m)	% WO3
Lapa Grande	CO 36/14		34.20	2.60	0.180
			42.60	1.00	0.165
	CO 37/14		71.25	1.05	0.350
			76.30	2.00	0.200
	CO 38/14		59.55	6.00	0.283
	CO 39/14		62.00	3.00	0.125
			71.00	1.15	0.561
	CO 40/14	No sampling; skarn target zone, intruded by aplite-pegmatite.
Lapa Grande Nº1	CO 41/14A		50.40	6.30	0.217
		included	50.40	2.00	0.460
Muito Seco	CO 42/14		15.30	1.70	0.146
	CO 43/14		13.90	3.10	0.142
	CO 44/14		14.60	5.20	0.990
Boundary	CO 45/14	No sampling; skarn target zone, intruded by aplite-pegmatite.
	CO 46/14		24.90	1.95	0.700
Castelo	CO 47/14		69.95	2.15	0.135
	CO 48/14	5.25 meters of skarn, low tungsten values.
	CO 49/14	1.45 meters of skarn, low tungsten values.
NW Valdarcas	CO 50/14	No sampling; skarn target zone, intruded by porphyry and aplite-pegmatite.
N Telheira	CO 51/14		27.90	1.50	0.192
N Telheira	CO 52/14	Several thin skarn lenses with low tungsten values.

In March 2015, Blackheath announced they had completed an initial independent resource estimate for the Covas property and are in the process of filing an NI-43-101 compliant report.

As of December 31, 2014, Blackheath forwarded a total $1,919,234 (€1,405,512) for the Covas property. The Company spent an additional amount of $110,208 (€78,484) in December 2014 which was subsequently reimbursed by Blackheath.

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

With the funding from Callinan, the Company completed additional exploration which has identified eight separate copper and copper-gold targets in the Alcacovas copper belt and another 14 poly-metallic targets of various types around the license. Less than half of the Ossa Morena portion of the license has been reviewed, and virtually none of the Pyrite Belt portion has been visited by the Company’s exploration personnel.

As of December 31, 2014, Callinan had forwarded a total $150,000 (€103,609) for the Alvito property. Subsequently, Callinan terminated the Agreement.

On October 22, 2014, the Company and an optionee signed an exclusivity agreement (the “Agreement”) which calls for the optionee to fund various work programs during a two-stage review period.  The optionee will fund for stage 1 work program of up to US$61,500 with the Company providing a technical report by January 20, 2015. Within 30 days of receipt of the report, the optionee can proceed to commercial negotiations toward a potential transaction; or fund the stage 2 work program; or terminate the Agreement.

As of December 31, 2014, the optionee has forwarded a total $23,656 (US$20,973) for the Alvito property. The Company spent an additional amount of $39,705 (US$34,565) in December 2014, which was reimbursed in January 2015 by the optionee. The Company held $696 (€495) on behalf of the optionee to be spent on the Alvito project, which is recorded as restricted cash. Subsequent to December 31, 2014, the restricted cash was spent for Alvito matters.  On February 5, 2015, the optionee terminated the Agreement.

At present, a third party is reviewing the license for potential targets related to possible iron oxide copper-gold mineralization (IOCG).

Santa Margarida do Sado

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal. The Santa Margarida do Sado license covers potential northward extensions of mineralization from the historic Canal Caveira Mine which is located on the Company’s Alvalade Joint Venture license located immediately adjacent to the south. The Neves Corvo, Aljustrel, Sao Domingos, and Santa Margarida de Serra mineral trends, which are all four of the VMS target belts in Portugal, pass through the Santa Margarida license. This suggests strong exploration potential over a large area within the license, and based on historic exploration, the Company has already identified several general drill target areas.

Work is planned for the Santa Margarida do Sado license in order to bring it to JV-ready status.

Mertola

In June 2014, the Company received a new license for the Mertola project, which is located in the Pyrite belt of southern Portugal. It is east of Neves Corvo, and covers the eastern Portuguese portion of the Sao Domingos VMS target belt. The past-producing Sao Domingos Mine is located close to the east end of the license, and is central to an area of copper and zinc-bearing massive sulfide targets. Core from over 35 holes of historic drilling is available for re-logging and re-sampling.

Work is planned for the Mertola license in order to bring it to JV-ready status.

Exploration Alliance Agreement

In October 2013, the Company signed a three-year Exploration Alliance Agreement (the “Agreement”) with Callinan Royalties Corporation (“Callinan”), an unrelated public company, to fund exploration for new mineral properties in Portugal and to advance early stage exploration work on certain existing projects owned by the Company in order to attract more potential joint venture partners.

Under the Agreement, Callinan could provide up to $350,000 in generative exploration in Portugal. The funding will include $150,000 during the first year of the Agreement and, at Callinan’s option, up to $100,000 in each of the two subsequent years. In return for such funding, the Company will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects. If the Company determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also had the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

As of December 31, 2014, Callinan had forwarded a total $150,000 (€106,114) for generative exploration. The Company held $1,342 on behalf of Callinan to be spent on the generative exploration. These funds were spent in early 2015 for exploration purposes. Subsequent to the fiscal 2014 year-end, Callinan terminated the agreement.

Generative work

The Company has continued generative exploration in northern and central Portugal, particularly in the gold-tungsten belt, and in southern Portugal in and around the Pyrite Belt and Ossa Morena Zone. The Company applied for a license in the Freixeda gold district in the northeast portion of the country where numerous quartz veins were first mined in Roman times and most recently in the 1950’s by a local mining group. There has been little work or exploration completed in the district since that time. After basic review of the license during 2014, the Company decided to terminate the Freixeda application, due to lack of significant geochemical results.

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

Former Portugal Projects

During fiscal 2014, the Company dropped the Arga, Arcas, Sabroso and Candedo licenses. Exploration work led to results unsuitable for potential joint-venture projects. The Company has also relinquished the Sines license, as there was no significant interest from potential joint-venture partners.

Kosovo

The Company holds its Kosovo property interests through its 100% owned subsidiary Innomatik Exploration Kosovo (IEK). The Company initially purchased a 92.5% interest in IEK in July 2010. During the year ended December 31, 2013, the Company acquired the remaining 7.5% interest in IEK from four owners – Peter Merkel, Paul Nelles, Michael Diehl, and Gail Warrander, who are leading and respected exploration and mining advocates in Kosovo.  Dr. Nelles and Dr. Diehl continued with the Company in their roles with IEK as senior exploration, project management, and business development advisors in Kosovo.  In early 2015, Dr. Diehl left the Company and was replaced by a senior US-based consultant.

In consideration for the remaining 7.5% interest, the Company:

•

Issued the four owners a total 450,000 common shares; and

•

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

The Company’s senior Kosovo management has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company optioned one exploration license to a partner (Slivovo), while continuing to upgrade its other project at Metovit (Kamenica) exploration license to JV ready status.

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

Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012. The Company currently has a 49% interest in the project subject to an earn-in and shareholders agreement with Byrnecut International, who can earn up to an 85% interest in the project.

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”). Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015 (completed). Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016. Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017. The Company is the operator of the project.

Early rock chip sampling of the Peshter gossan zone (22 samples) returned strongly anomalous lead, zinc, silver, and gold results. Subsequent, wide-scale geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe. Following the discovery of the Peshter gossan zone, the Company then discovered several goldbearing rock units in the Peshter area. First-pass soil and rock chip sampling outlined two separate areas with anomalous gold results. One area surrounds the Peshter gossan zone, measures approximately 500 x 150 meters in size, and is potentially open along strike. The other, more important anomalous gold-bearing zone, located approximately 1,000 meters from the Peshter gossan, is related to beds of a strongly altered, calcareous sandstone unit, intruded by a mineralized felsic dike(s).

Avrupa started targeting work at Slivovo in April 2014, upon receipt of the first tranche of funding from Byrnecut. Work has been focused around two primary targets on the property, including a gold/silver/lead/zinc-bearing gossan, and an epithermal gold-polymetallic target located about one kilometer away. In addition, work in the field has identified several new zones of interest, all requiring further follow-up. In total, nearly 1,300 rock and soil samples have been collected, and 1,615 meters of trenches excavated for sampling and geological mapping purposes. Of greatest interest is the average gold value in a northeast-trending zone, of which the 39 samples collected there returned 2.9 g/t gold, with a top cut of 10 g/t gold. Five of these samples contained >10 g/t gold, ranging from 12.25 g/t to 389 g/t.

New targets around the Peshter gossan zone have been identified. The gossan zone has been extended to the southwest by over 300 meters, and the so-called epithermal zone, located further to the west, has been extended northwards by several hundred meters. Mapping and sampling indicate that the entire Peshter mineral target area is likely related to a buried porphyritic intrusion. The mineralization zone runs for over 1,000 meters along an ENE-trending corridor from the epithermal target (olive) to the sandstone gossan (orange) to the sulfide-oxide gossan (black). The epithermal zone now runs for over 800 meters, north-south. Following well known models of mineral deposits related to porphyry systems, the various targets at Peshter fall into a generalized model that hypothesizes the presence of a buried porphyry system, which has been long-suspected for the area.

A drill program commenced in September 2014 to test all three target zones. The program was planned for at least eight drill holes totaling 2,000 meters.

Holes SLV004, SLV005 and SLV006 were drilled in the main Peshter Gossan zone and contained the following gold and silver assay intervals:

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
SLV004	0	126.5	126.5	6.2	15.0	0.092	0.45

SLV005	27.40	39.40	12.00	12.2	8.02
incl.	32.00	39.40	7.40	19.3	9.32
incl.	36.40	39.40	3.00	38.3	6.12

	0.20	39.40	39.20			0.115	0.61

SLV006	50.00	55.55	5.55	1.1	12.8
incl.	53.60	55.55	1.95	2.1	15.4

	74.90	85.70	10.80	1.25	15.1
	90.50	93.90	3.40	3.1	20.8

	0	93.90	93.90			0.083	0.51

Holes SLV007 and SLV008 were drilled in the southwest extension of the Peshter Gossan, located about 200 meters south of hole SLV004.  SLV007 was drilled to a depth of 97.4 meters at a dip angle of -55 degrees through sediments to 70 meters depth and then through intrusive rocks (possibly a parallel-to-sedimentary-bedding sill) to the final 97.4-meter depth. SLV008 was drilled to a depth of 183.6 meters at a dip angle of -85 degrees (nearly vertical).  Much of the rock in this hole was intrusive sill material, as in the bottom of SLV007.  The follow-up detailed review of the drill core now indicates that both drill holes were drilled more or less along the strike of the sedimentary rocks and intrusive sill material.

SLV007 contained an intercept of 13.05 meters (from 16.00 to 29.05 meters) with an average gold value of 1.78 g/t Au, within a longer intercept of 53.6 meters (from 16.00 to 69.6 meters) with an average gold value of 0.91 g/t Au.  Further sampling of this hole is in process, as the core contained anomalous gold all the way down to the bottom of the sampling interval.

SLV008 contained narrow intervals of strongly anomalous gold, including 2.65 meters (from 75.00 to 77.65 meters) with an average gold value of 1.06 g/t, within a much wider zone of gold anomalism. This hole will be re-sampled, as well, given the information obtained from the assays. Sampling of the intrusive sill rocks (from 89.60 to 183.60 meters) indicated low-moderate anomalism in gold values throughout the sill.

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV007	16.00	29.05	13.05	1.78	18.88	SW gossan -- sediments
within	16.00	69.60	53.60	0.91	8.07	SW gossan --sediments

SLV008	75.00	77.65	2.65	1.06		SW gossan -- sediments

All samples were sent to the ALS Minerals sample preparation facility at Rosia Montana, Romania.  ALS performed the gold analyses at Rosia Montana, using their standard Au-AA23 fire assay-atomic absorption spectroscopy (AAS) method on a 30-gram prepared sample.  For the standard ME-MS61 multi-element analyses, ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland, where all other metals’ results were obtained using a four-acid digestion, followed by ICP-AES analysis for near-total results in all metals  In addition to ALS Chemex quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own normal, internal QAQC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. The analytical results from the quality control samples in the SLV007/008 work orders have been evaluated, and conform to industry best practice standards.

Detailed review and re-logging of the core from the first eight holes at Slivovo is ongoing.    The sedimentary beds hosting mineralization are strongly folded, but drilling in SLV004 crossed bedding at close to perpendicular, while SLV005 and SLV006 crossed bedding obliquely. Analysis also indicates that there are a number of phases of mineralization. The two most important are the early introduction of quartz-sericite-(gold-bearing) pyrite mineralization, and a subsequent strong acid leaching phase. This leaching phase liberated the gold from the pyrite and created spaces in the sedimentary rocks, allowing for the deposition of gold.  In addition, there appears to be a strong correlation between gold values and those of accessory metals tellurium and bismuth, which is often indicative of epithermal/low temperature precious metals mineralization. It is not yet clear whether this is an additional phase of gold mineralization.  A number of core samples are being analyzed to determine the characteristics of the gold

Near-term plans are to re-start the drilling in the so-called “epithermal zone” -- now called by its locality name, the “Dzemail” (pronounced Jemahl) target area.  The Company is planning up to four holes in the Dzemail area, totaling up to 1,000 meters, to test strong gold and base metal anomalism from soil and trench sampling. Possible mineralization may be hosted by altered sandstones and siltstones, similar to those encountered in the Gossan Zone target area.

At Peshter, the Company will contract another drill rig to commence second phase testing of the Main gossan zone area around SLV004.  The Company plans to drill approximately 2,000 meters in the Main Zone and a further 1,000 meters of drilling in the SW extension of the Main Zone, or other high quality targets.

The partners are planning an aggressive drilling program for 2015, including a total of 4,000 meters, split between the main target areas, but with heavy emphasis in the Peshter Gossan Zone area.

Since Byrnecut has completing its 51% earn-in obligations, a new joint venture company will be formed to operate the Slivovo Gold Project.  Byrnecut also notified the Company that it will continue to fund the next phase of the Slivovo project to earn-in a total interest of 75%. The Company will continue to be the operator of the technical program for the new JV Company.

As of December 31, 2014, Byrnecut forwarded a total $1,216,923 (€835,000) for the Slivovo property. The Company held $297,267 on behalf of Byrnecut to be spent on the Slivovo property.

Metovit (Kamenica)

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

The original Kamenica license was held on a retention basis, and no exploration work was conducted in fiscal 2014. The Kamenica license has now been dropped and replaced by the fully-overlapping new Metovit license application.  The Company is awaiting approval from the Kosovo mining bureau (ICMM) on the new Metovit license.

Former Kosovo Projects

During the fiscal year ended December 31, 2014, the Company dropped the Selac and Koritnik licenses. Subsequent to the end of the fiscal year ended December 31, 2014, the Company dropped the Glavej license. The exploration results of the licenses were not suitable for potential joint-ventures.

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

As of December 31, 2014, the Company spent $217,167 (€169,015) on the Oelsnitz property. The Company completed its 85% earn-in and is working with Beak to set up the joint-venture entity. The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions. Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so. The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up. Follow-up of gold and tin anomalism in a number of target areas is now currently underway. The Company will continue to look for joint venture partnerships in the coming year.

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

Set out below is the operating and financial review for the financial years ended December 31, 2014, 2013 and 2012.

Operating Results

Year ended December 31, 2014 vs. year ended December 31, 2013

During the year, the Company continued drill programs at the Alvalade JV, Covas JV, and Slivovo JV properties. The Company also received new licenses at Santa Margarida do Sado and Mertola in Portugal.

The comprehensive loss for the year ended December 31, 2014 was $1,265,761, or ($0.03) per share, compared to a comprehensive loss of $1,841,715, or ($0.06) per share, for the year ended December 31, 2013. Mineral exploration expenses were $4,754,648 (Year ended December 31, 2013 - $3,565,119), which were partially offset by advances from optionees of ($4,266,870) (2013 - $2,397,497).

Excluding the non-cash depreciation of $5,901 (2013 - $4,808) and share-based payment of $29,141 (2013 - $134,642), the Company’s general and administrative expenses amounted to $738,202 during the year ended December 31, 2013 (2014 - $589,311), an increase of $148,891.

The increase in general and administrative expenses was due to increases in several expense categories. Professional fees rose to $258,688 (2013 - $220,640) due to the renegotiations of the Alvalade and Covas JV agreements; Consulting increased to $107,675 (2013 - $98,080), salaries increased to $30,543 (2013 - $122), office and administrative fees rose to $41,990 (2013 – $23,768) and travel rose to $57,618 (2013 – $29,228) due to the increase in operations and new agreements. Other items included foreign exchange gain of $7,181 (2013 – loss of $1,188) which was due to more favorable exchange rates; Interest income of $8,956 (2013 - $3,141) as the Company had higher cash balances during the year; Other income was $222 (2013 - $Nil). Property investigation costs were $6,293 (2013 - $168) as the Company investigated the possible acquisition of potential new properties. Non-controlling interest was $Nil (2013 - $12,000) as the Company acquired the remaining 7.5% interest in IEK in August 2013 and eliminated the non-controlling interest. Exchange difference arising on the translation of foreign subsidiaries was a loss of $14,805 (2013 – gain of $40,883).

During the year ended December 31, 2014, the Company expensed exploration costs totaling $4,754,648 including $769,810 on Covas, $261,779 on Marateca, $2,279,351 on Alvalade, $3,929 on Arga, $252,291 on Alvito, $142,812 on generative projects under the Exploration Alliance Agreement with Callinan, $100,434 on other projects in Portugal, a recovery of $1,833 on Glavej, $2,664 on Kamenica, $2,054 on Selac, $919,655 on Slivovo, $10,856 on other projects in Kosovo, and $10,846 on its project in Germany.

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

Liquidity and Capital Resources

As at December 31, 2013, the Company’s working capital was $572,287 (December 31, 2013 - $538,205).  With respect to working capital, $761,932 was held in cash (December 31, 2013 - $439,154). $299,305 was held in restricted cash (December 31, 2013 - $640,504). The increase in cash was mainly due to the completion of a private placement of common shares and proceeds from option and warrant exercises, while the decrease in restricted cash was due to the exploration work expensed during the year funded by the restricted cash provided by joint-venture partners.

On August 22, 2014, the Company completed a non-brokered private placement of 4,400,000 common share units at a price of $0.25 per unit for gross proceeds of $1,100,000. Each unit consists of one common share and one-non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.40 until August 22, 2017. A total of $27,250 cash finder’s fee was paid and 152,600 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same terms as the private placement units at a price of $0.25 until August 22, 2017. Insiders participated in the offering by purchasing a total of 735,000 units.

On December 17, 2014, the Company issued 515,560 common shares of the Company at a fair value of $128,890 to satisfy the payment of the Glavej and Kamenica licenses. The agreed-upon payment was the equivalent of €50,000 in cash or shares per license.

During fiscal 2014 ended December 31, 2014, the Company also issued 150,000 common shares pursuant to the exercise of stock options for cash proceeds of $15,000 and issued 946,666 common shares pursuant to the exercise of common share purchase warrants for cash proceeds of $142,000.

As of December 31, 2014, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €99,500 ($139,678) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company has no internal sources of liquidity. The Company’s external sources of liquidity includes financing from the sales of common stock in private placements, option payments from joint venture partners, and direct funding by joint venture for the exploration of the Company’s properties. The Company’s current treasury and the completed financing in 2014, along with the planned developments within the Company as well as with its JV partners will allow its efforts to continue throughout 2015. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2015 are approximately €1.3 million to be funded by the Company's joint venture partners on Alvalade and Covas; €1 million to be funded by the Company’s joint venture partner on Slivovo in Kosovo; and approximately €20,000 funded by the Company on exploration on the Company’s project in Germany. General and Administrative expenses for 2015 are budgeted at a similar level to the 2014 expenditures.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2010	Private Placement	11,428,571	0.35	$ 4,000,000
	Private Placement	1,250,000	0.40	500,000
	Exercise of Agent’s Options	100,000	0.20	20,000
	Settlement of Working Capital Loan	275,000	0.37	-

December 31, 2011	None	-	-	-

December 31, 2012	Private Placement	4,000,000	0.30	$ 1,200,000
	Private Placement	7,990,000	0.15	1,198,500
	Purchase of Non-Controlling Interest	500,000	0.25	125,000

December 31, 2013	Private Placement	6,000,000	0.10	$ 600,000
	Private Placement	3,500,000	0.10	350,000
	Purchase of Non-Controlling Interest	450,000	0.105	47,250

December 31, 2014	Private Placement	4,400,000	0.25	$ 1,100,000
	Property License Fees	515,560	0.25	128,890
	Exercise of Options	150,000	0.10	15,000
	Exercise of Warrants	946,666	0.15	142,000

Year Ended December 31, 2014

As at December 31, 2014, the Company’s working capital was $572,287 (December 31, 2013 - $538,205). During the year, Operating Activities used cash of ($1,139,627), including the loss for the year of ($1,250,956). Items not involving cash include Depreciation of $5,901 and Share-based payments of $29,141. Changes in non-cash working capital items include a decrease in Receivables of $58,602, an increase in due from optionees of ($195,855), a decrease in Bank Guarantee of $79,414, an increase in Prepaid Expenses of ($56,029), an increase in Accounts Payable and Accrued Liabilities of $365,730, an increase in Due to Related Parties of $36,834, and decrease in Funds Held for Optionees of ($341,199). Exchange difference arising on the translation of foreign subsidiaries was ($14,558).

Investing Activities used cash of ($68,523), with the entire amount used for the Purchase of Property, Plant and Equipment. Financing Activities provided cash of $1,189,729. Proceeds from the Issuance of Common Shares provided cash of $1,257,000, and Share Issue Costs used cash of ($67,271).

Cash, including restricted cash, totaled $1,061,237 as of December 31, 2014 compared to cash of $1,079,658 as of December 31, 2013, a decrease of $18,421 during the year.

Year Ended December 31, 2013

As at December 31, 2013, the Company’s working capital was $538,205 (December 31, 2012 - $1,350,513). During the year, Operating Activities used cash of ($849,223), including the loss for the year of ($1,894,598). Items not involving cash include Depreciation of $20,029 and Share-based payments of $134,642. Changes in non-cash working capital items include a decrease in Receivables of $116,740, a decrease in Bank Guarantee of $223,662, an increase in Prepaid Expenses of ($45,994), a decrease in Other Assets of $1,884, an increase in Accounts Payable and Accrued Liabilities of $141,757, a decrease in Due to Related Parties of ($227,802), and increase in Funds Held for Optionees of $640,504. Exchange difference arising on the translation of foreign subsidiaries was $39,953.

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

Basis of preparation

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2014.

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

Foreign currencies

The Company assesses functional currency on an entity by entity basis based on the related fact pattern; however, the presentation currency used in these consolidated financial statements is determined at management’s discretion.

The currency of the parent company, and the presentation currency applicable to these consolidated financial statements, is the Canadian dollar.

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

Exploration and evaluation assets and expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the consolidated statement of comprehensive loss.

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

Application of new and revised accounting standards effective January 1, 2014

The Company has evaluated the following new and revised IFRS standard and has determined there to be no material impact on the consolidated financial statements upon adoption:

•

IAS 32 (Amended 2011) Financial Instruments: Presentation

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2014 reporting period.  The Company has not early adopted the following new and revised standard, amendment and interpretation that has been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (mandatory adoption date has not yet been finalized)

The Company anticipates that the application of the above new and revised standard, amendment and interpretation will have no material impact on its results and financial position.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.16 on December 31, 2014.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2014, the Company had a total of €99,500 ($139,678) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 24, 2015 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	59	July 8, 2010
Mark T. Brown (1)	Canada	47	January 23, 2008
Paul Dircksen (1)	United States	69	September 30, 2013
Ross Stringer (1)	Canada	63	December 16, 2013

(1)

Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated April 21, 2015.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 24, 2015, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	59	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	40	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Big Sky Petroleum (since April 2014), Strategem Capital Corporation (since May 2005), and Alianza Minerals Ltd. (since April 2015).

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; Chief Executive Officer and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; a Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer, Corporate Secretary and a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Paul Dircksen holds an M.S. in Geology from the Mackay School of Mines at the University of Nevada He has a strong technical background, serving as a team member on ten gold discoveries, seven of which later became operating mines. Mr. Dircksen has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has held senior management positions with a number of resource groups including Orvana Minerals, Lacana Gold, The Cordex Group, Brett Resources, and the Bravo Venture Group. Mr. Dircksen is currently a Vice-President of business development and technical services of Timberline Resources Corporation, a public mineral exploration company which is listed on the TSX Venture Exchange and the NYSE Market. Mr. Dircksen devotes approximately 5% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 4, 2014.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2014 2013 2012	$ 242,106 224,717 219,175	$ Nil 21,716 32,255	Nil 250,000 135,000	$ 67,487 62,933 59,110

Winnie Wong, CFO and Corporate Secretary (3)	2014 2013 2012	N/A N/A N/A	$ Nil 21,716 5,133	Nil 250,000 25,000	$ 253,350 199,600 208,598

Mark T. Brown, Director Former CEO and President (4)	2014 2013 2012	NA N/A N/A	$ Nil 17,377 6,223	Nil 200,000 25,000	$ Nil Nil Nil

Paul Dircksen, Director	2014 2013	N/A N/A	$ Nil 17,377	Nil 200,000	$ Nil Nil

Ross Stringer, Director	2014 2013	N/A N/A	$ 29,141 Nil	200,000 Nil	$ Nil Nil

Gregory E. McKelvey, Former Director (5)	2013 2012	N/A N/A	$ Nil 4,800	Nil 20,000	$ Nil Nil

Donald E. Ranta, Former Director (6)	2013 2012	N/A N/A	$ Nil 4,800	Nil 20,000	$ Nil Nil

(1)

“Other Compensation” for Paul W. Kuhn is for housing allowance and school fees.

(2)

Paul W. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)

POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $253,350, $199,600, and $208,598 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2014, December 31, 2013, and December 31, 2012, respectively.

(4)

Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $253,350, $199,600, and $208,598 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2014, December 31, 2013, and December 31, 2012, respectively.

(5)

Mr. McKelvey resigned effective May 31, 2013.

(6)

Mr. Ranta resigned effective December 12, 2013.

No funds were set aside or accrued by the Company during fiscal 2014 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 2, 2014, shareholders approved the resolution to set the current Board at 4 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met once in person during fiscal 2014, although various matters were discussed telephonically during the year.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Ross Stringer.

Staffing

The Company currently has 7 employees (2013 – 18; 2012 – 14) and 2 executive officers (2013 – 2; 2012 – 2). Of the employees, 3 are located in Portugal, including 1 manager, 1 accounting/administrator, and 1 geologist. 4 employees are located in Kosovo, and include 3 geologists and 1 administrator.

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

Table No. 9 lists, as of April 24, 2015, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,187,500	2.61%
Common	Winnie Wong (2)	425,000	0.95%
Common	Mark T. Brown (3)	9,372,668	20.0%
Common	Paul Dircksen (4)	200,000	0.45%
Common	Ross Stringer (5)	660,000	1.47%
	Total Directors/Officers	11,845,168	24.37%

(1)

735,000 of these shares represent currently exercisable stock options and 130,000 represent currently exercisable share purchase warrants.

(2)

325,000 of these shares represent currently exercisable stock options.

(3)

5,411,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 1,361,000 of the common shares are held in Mr. Brown’s RRSP, and 240,000 shares are held in Mr. Brown’s TFSA. 100,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control. 275,000 of these shares represent currently exercisable common share purchase options. 1,740,334 are currently exercisable share purchase warrants held by Pacific Opportunity Capital, and 240,000 are currently exercisable share purchase warrants held in Mr. Brown’s TFSA.

(4)

200,000 of these shares represent currently exercisable stock options.

(5)

200,000 of these shares represent currently exercisable stock options and 200,000 represent currently exercisable share purchase warrants.

Based upon 44,555,797 common shares outstanding as of April 24, 2015, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

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

On April 24, 2015 the shareholders' list for the Company's common shares showed 41 registered shareholders, including depositories, and 44,555,797 common shares issued and outstanding. Of the total registered shareholders, 12 are resident in Canada holding 39,180,543 common shares, or 88.0% of the total issued and outstanding; 21 shareholders are resident in the United States holding 3,754,694 common shares, or 8.4% of the issued and outstanding, and 8 shareholders are resident of other nations holding 1,620,560 common shares, or 3.6% of the issued and outstanding.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 24, 2015, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	9,372,668	20.0%
Common	Callinan Royalties Corporation (2)	7,400,000	15.5%

(1)

5,411,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 1,361,000 of the common shares are held in Mr. Brown’s RRSP, and 240,000 shares are held in Mr. Brown’s TFSA. 100,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control. 275,000 of these shares represent currently exercisable common share purchase options. 1,740,334 are currently exercisable share purchase warrants held by Pacific Opportunity Capital, and 240,000 are currently exercisable share purchase warrants held in Mr. Brown’s TFSA.

 (2)

3,233,334 of these shares represent currently exercisable common share purchase warrants. Callinan is a public corporation whose common shares are traded on the TSX Exchange.

Based upon 44,555,797 common shares outstanding as of April 24, 2015, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2014, December 31, 2013, and December 31, 2012:

	Services	Expenses Incurred During the Year Ended December 31, 2014	Expenses Incurred During the Year Ended December 31, 2013	Expenses Incurred During the Year Ended December 31, 2012
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 253,350	$ 199,600	$ 208,598
Paul W. Kuhn	Geological consulting, housing allowance and school payment	$ 309,593	$ 309,366	$ 310,540
Paul L. Nelles (b)	Salaries and share-based payment	$ 74,351	$ 36,374	$ 88,366
Michael Diehl (b)	Salaries and share-based payment	$ 143,088	$ 39,110	$ 95,505
Mineralia (c)	Geological consulting	$ 258,770	$ 269,915	$ 215,501
TOTAL:		$ 1,039,152	$ 854,365	$ 918,510

(a)

Pacific Opportunity Capital Ltd., a company controlled by, Mark Brown, a director of the Company.

(b)

Paul L. Nelles and Michael Diehl were director and exploration manager of Innomatik respectively. Starting from April 1, 2014, Mr. Nelles’ and Mr. Diehl’s amounts were paid with Byrnecut’s funding for Slivovo. Subsequently, in February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2014, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 44,555,797 Common Shares issued and outstanding as of December 31, 2014 and as of April 24, 2015.

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

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2015;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2015; and

•

each of the last five annual reporting period, being the years ended December 31, 2014, 2013, 2012 and 2011, the eight-month period ended December 31, 2010, and the year ended April 30, 2010.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2015	$0.19	$0.12	$0.12
February 2015	$0.22	$0.17	$0.17
January 2015	$0.38	$0.20	$0.22
December 2014	$0.40	$0.18	$0.29
November 2014	$0.21	$0.16	$0.18
October 2014	$0.21	$0.15	$0.20

Three Months Ended 3/31/15	$0.38	$0.12	$0.12
Three Months Ended 12/31/14	$0.40	$0.16	$0.29
Three Months Ended 9/30/14	$0.35	$0.17	$0.20
Three Months Ended 6/30/14	$0.28	$0.14	$0.25
Three Months Ended 3/31/14	$0.31	$0.08	$0.19
Three Months Ended 12/31/13	$0.12	$0.06	$0.08
Three Months Ended 9/30/13	$0.17	$0.04	$0.10
Three Months Ended 6/30/13	$0.12	$0.04	$0.04
Three Months Ended 3/31/13	$0.15	$0.08	$0.09
Three Months Ended 12/31/12	$0.19	$0.14	$0.14
Three Months Ended 9/30/12	$0.25	$0.14	$0.15
Three Months Ended 6/30/12	$0.29	$0.18	$0.25

Year Ended 12/31/14	$0.40	$0.08	$0.29
Year Ended 12/31/13	$0.17	$0.04	$0.08
Year Ended 12/31/12	$0.40	$0.14	$0.14
Year Ended 12/31/11	$0.60	$0.14	$0.19
Eight Months Ended 12/31/10	$0.52	$0.33	$0.39
Year Ended 4/30/10	$0.21	$0.07	$0.16

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to March 2015	€0.25	€0.05	€0.12

Table No. 12 lists, as of April 24, 2015, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
7,990,000	$0.25	October 4, 2015
5,720,000	$0.15	September 24, 2016
2,833,334	$0.15	October 15, 2016
4,000,000	$0.40	March 28, 2017*
4,400,000	$0.40	August 22, 2017
Total: 24,943,334

* These were originally issued in March 2012 by way of private placement. On November 21, 2014, the Company extended the expiry date to March 28, 2017.

Table No. 13 lists, as of April 24, 2015, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
545,500	$0.15	October 4, 2015 (1)
148,800	$0.10	September 24, 2016 (2)
152,600	$0.25	August 22, 2017 (3)
Total: 846,900

(1)

These finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until October 4, 2015 at $0.25

(2)

These finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until September 24, 2016 at $0.15

(3)

These finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40

American Depository Receipts.

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

During the year ended December 31, 2014, the Company issued a total of 6,012,226 common shares. On August 22, 2014, the Company completed a non-brokered private placement of 4,400,000 common share units at a price of $0.25 per unit for gross proceeds of $1,100,000. Each unit consists of one common share and one-non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.40 until August 22, 2017. A total of $27,250 cash finder’s fee was paid and 152,600 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same terms as the private placement units at a price of $0.25 until August 22, 2017. Insiders participated in the offering by purchasing a total of 735,000 units.

On December 17, 2014, the Company issued 515,560 common shares of the Company at a fair value of $128,890 to satisfy the payment of the Glavej and Kamenica licenses. The agreed-upon payment was the equivalent of €50,000 in cash or shares per license. The Company also issued 150,000 common shares pursuant to the exercise of stock options for cash proceeds of $15,000 and issued 946,666 common shares pursuant to the exercise of common share purchase warrants for cash proceeds of $142,000.

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

Shares Issued for Assets Other Than Cash

During the year ended December 31, 2014, the Company issued 515,560 common shares of the Company at a fair value of $128,890 to satisfy the payment of the Glavej and Kamenica licenses. The agreed-upon payment was the equivalent of €50,000 in cash or shares per license.

During the year ended December 31, 2013, the Company issued 450,000 common shares to the non-controlling interest owners for the purchase of the remaining 7.5% of Innomatik not already owned. The shares were issued at a deemed price of $0.105 per share ($47,250).

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting held on June 4, 2014. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 24, 2015, as well as the number of options granted to Directors and all employees as a group.

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

Section 16 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

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

Section 21 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Business Corporations Act of British Columbia, the directors shall cause the Company to indemnify and pay all eligible penalties and expenses of an eligible party and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Business Corporations Act of British Columbia. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 21.1. The failure of a director, alternate director, or officer of the Company to comply with the provisions of the Business Corporations Act of British Columbia or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

Section 27 covers the Nomination of Directors and was an alteration of the articles approved by shareholders at the Annual General and Special Meeting held on June 4, 2014. The Company adopted Advance Notice Provisions which covers the nomination of persons for election to the Board of Directors of the Company. Nominations may be made at any annual or special meeting of shareholders if one of the purposes of the meeting was for the election of directors. Nominations may be made:

(a)

by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for in Section 27 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in Section 27.

For a nomination to be made by a Nominating Shareholder, the Nominating Shareholder mush have given timely notice in proper written form to the Secretary of the Company at the principal executive offices of the Company. No person shall be eligible for election as a director unless nominated in accordance with Section 27. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the required procedures and, if any such nomination is not in compliance, to declare that such defective nomination shall be disregarded. The Board may, in its sole discretion, waive any requirement of Section 27.

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2014, 2013 and 2012 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2013. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2014, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2014.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2013 Ended 12/31/2014	Fiscal 2012 Ended 12/31/2013
Audit Fees	$ 15,000	$ 17,900
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 15,000	$ 17,900

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

•

Audited Financial Statements

•

Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 28, 2015.

•

Consolidated Statements of Financial Position at December 31, 2014, and December 31, 2013.

•

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014 and December 31, 2013.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2014 and December 31, 2013.

•

Consolidated Statements of Changes in Equity for the years ended December 31, 2014 and December 31, 2013.

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

****

Filed herewith.

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

AVRUPA MINERALS LTD.

Contents

Page

Auditors’ Report

Consolidated Statements of Financial Position

Consolidated Statements of Comprehensive Loss

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

82 – 109

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874     76

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Avrupa Minerals Ltd.,

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2014 and December 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avrupa Minerals Ltd. and its subsidiaries as at December 31, 2014 and December 31, 2013 and their financial performance and their cash flows for the years ended December 31, 2014 and December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 28, 2015

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31 (Presented in Canadian Dollars)

	Note	2014	2013

Assets
Current assets
Cash		$ 761,932	$ 439,154
Restricted cash	5	299,305	640,504
Prepaid expenses and advances		240,602	184,573
Due from optionees	5	195,855	-
Receivables		44,451	103,053
Bank guarantees	14	139,678	219,092
		1,681,823	1,586,376
Non-current assets
Exploration and evaluation assets	5	1,479,204	1,479,204
Property, plant and equipment	4	74,658	26,741
		1,553,862	1,505,945

Total assets		$ 3,235,685	$ 3,092,321

Liabilities
Current liabilities
Funds held for optionees	5	299,305	640,504
Accounts payable and accrued liabilities		756,930	391,200
Due to related parties	7	53,301	16,467
		1,109,536	1,048,171
Equity
Share capital	6	$ 5,633,560	$ 4,647,712
Reserves	6	4,427,290	4,080,183
Deficit		(7,934,701)	(6,683,745)
		2,126,149	2,044,150

Total equity and liabilities		$ 3,235,685	$ 3,092,321

Event after the reporting period (Note 15)

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2015. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31 (Presented in Canadian Dollars)

	Note	2014	2013

Mineral exploration expenses
Mineral exploration expenses	5	$ 4,754,648	$ 3,565,119
Advances from optionees	5	(4,266,870)	(2,397,497)
		(487,778)	(1,167,622)
General administrative expenses
Bank charges		11,553	5,750
Consulting		107,675	98,080
Depreciation		5,901	4,808
Insurance		18,577	9,614
Investor relations		175,574	168,775
Listing and filing fees		10,197	9,771
Office and administrative fees		41,990	23,768
Professional fees		258,688	220,640
Rent		17,441	13,523
Salaries		30,543	122
Share-based payment		29,141	134,642
Telephone		1,208	2,396
Transfer agent fees		7,138	7,644
Travel		57,618	29,228
		(773,244)	(728,761)
Other items
Foreign exchange gain/(loss)		7,181	(1,188)
Interest income		8,956	3,141
Other income		222	-
Property investigation cost		(6,293)	(168)
		10,066	1,785

Loss before non-controlling interest for the year		(1,250,956)	(1,894,598)

Non-controlling interest for the year		-	12,000

Net loss for the year		(1,250,956)	(1,882,598)
Exchange difference arising on the translation of foreign subsidiaries		(14,805)	40,883
Comprehensive loss for the year		$ (1,265,761)	$ (1,841,715)
Basic and diluted loss per share	8	$ (0.03)	$ (0.06)

		40,494,835	31,070,283

See notes to the consolidated financial statements

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits			Non-controlling interest	Total equity
						Exchange	Deficit

Balance as at December 31, 2012	28,593,571	$ 4,512,522	$2,471,342	$181,911	$ 441,294	$(10,361)	$ (4,801,147)	$ (84,427)	$ 2,711,134
Share issues:
Shares issued for private placements	9,500,000	142,847	807,153	-	-	-	-	-	950,000
Share issue costs	-	(54,907)	-	13,319	-	-	-	-	(41,588)
Share-based payment	-	-	-	-	134,642	-	-	-	134,642
Acquisition of non-controlling interest	450,000	47,250	-	-	-	-	-	96,427	143,677
Non-controlling interest for the year	-	-	-	-	-	-	-	(12,000)	(12,000)
Comprehensive loss	-	-	-	-	-	40,883	(1,882,598)	-	(1,841,715)

Balance as at December 31, 2013	38,543,571	4,647,712	3,278,495	195,230	575,936	30,522	(6,683,745)	-	2,044,150
Share issues:
Shares issued for private placement	4,400,000	612,371	487,629	-	-	-	-	-	1,100,000
Share issue costs	-	(101,805)	-	34,534	-	-	-	-	(67,271)
Shares issued for property license fees	515,560	128,890	-	-	-	-	-	-	128,890
Shares issued for warrants exercised	946,666	222,431	(80,431)	-	-	-	-	-	142,000
Shares issued for options exercised	150,000	28,030	-	-	(13,030)	-	-	-	15,000
Revaluation of extended warrants	-	95,931	(95,931)	-	-	-	-	-	-
Share-based payment	-	-	-	-	29,141	-	-	-	29,141
Comprehensive loss	-	-	-	-	-	(14,805)	(1,250,956)	-	(1,265,761)

Balance as at December 31, 2014	44,555,797	$ 5,633,560	$3,589,762	$229,764	$ 592,047	$ 15,717	$ (7,934,701)	$ -	$ 2,126,149

See notes to the consolidated financial statements

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 (Presented in Canadian Dollars)

	Note	2014	2013

Cash flows from operating activities
Loss before non-controlling interest for the year		$ (1,250,956)	$ (1,894,598)
Items not involving cash:
Depreciation		5,901	4,808
Mineral exploration expenses		143,348	15,221
Share-based payment		29,141	134,642
Changes in non-cash working capital items:
Receivables		58,602	116,740
Due from optionees		(195,855)	-
Bank guarantees		79,414	223,662
Prepaid expenses and advances		(56,029)	(45,994)
Other assets		-	1,884
Accounts payable and accrued liabilities		365,730	141,757
Due to related parties		36,834	(227,802)
Funds held for optionees		(341,199)	640,504
Exchange difference arising on the translation of foreign subsidiaries		(14,558)	39,953

Net cash (used in) operating activities		(1,139,627)	(849,223)

Cash flows from investing activities
Purchase of property, plant and equipment		(68,523)	(20,746)

Net cash (used in) investing activities		(68,523)	(20,746)

Cash flows from financing activities
Proceeds from issuance of common shares		1,257,000	950,000
Share issue costs		(67,271)	(41,588)

Net cash provided by financing activities		1,189,729	908,412

Change in cash for the year		(18,421)	38,443
Cash, beginning of the year		1,079,658	1,041,215
Cash, end of the year		$ 1,061,237	$ 1,079,658

Cash comprised of:
Cash		$ 761,932	$ 439,154
Restricted Cash		299,305	640,504
		$ 1,061,237	$ 1,079,658
Supplementary information:
Interest received		$ 8,956	$ 3,141
Shares issued for acquisition of non-controlling interest		$ -	$ 47,250
Shares issued for property license fees		$ 128,890	$ -

Supplemental disclosure with respect to cash flows (Note 10)

See notes to the consolidated financial statements

                               See notes to the consolidated financial statements 81

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

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

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement on financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of compliance

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2014.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

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

b)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Foreign currencies

The Company assesses functional currency on an entity by entity basis based on the related fact pattern; however, the presentation currency used in these consolidated financial statements is determined at management’s discretion.

The currency of the parent company, and the presentation currency applicable to these consolidated financial statements, is the Canadian dollar.

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

d)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

e)

Exploration and evaluation assets and expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the consolidated statement of comprehensive loss.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Exploration and evaluation assets and expenditures (Continued)

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

f)

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

g)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

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

i)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)

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

k)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)

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

Other financial liabilities - This category includes due to related parties, accounts payable and accrued liabilities and funds held for optionees, all of which are recognized at amortized cost.

At December 31, 2014 and 2013, the Company did not have any derivative financial assets or liabilities.

l)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

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

n)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Application of new and revised accounting standards effective January 1, 2014

The Company has evaluated the following new and revised IFRS standard and has determined there to be no material impact on the consolidated financial statements upon adoption:

•

IAS 32 (Amended 2011) Financial Instruments: Presentation

p)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2014 reporting period.  The Company has not early adopted the following new and revised standard, amendment and interpretation that has been issued but is not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (mandatory adoption date has not yet been finalized)

The Company anticipates that the application of the above new and revised standard, amendment and interpretation will have no material impact on its results and financial position.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

4.

PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2013	$ 46,361	$ 137,386	$ 15,830	$ 199,577
Additions during the year	18,183	-	2,563	20,746
Exchange adjustment	5,431	16,096	1,856	23,383
As at December 31, 2013	69,975	153,482	20,249	243,706
Additions during the year	45,964	21,899	660	68,523
Disposals during the year	(3,744)	-	-	(3,744)
Exchange adjustment	(2,946)	(6,462)	(853)	(10,261)
As at December 31, 2014	$ 109,249	$ 168,919	$ 20,056	$ 298,224

Accumulated depreciation
As at January 1, 2013	$ 31,853	$ 134,522	$ 8,630	$ 175,005
Depreciation for the year	13,577	2,986	3,466	20,029
Exchange adjustment	4,699	15,974	1,258	21,931
As at December 31, 2013	50,129	153,482	13,354	216,965
Depreciation for the year	18,026	763	1,570	20,359
Depreciation for the year related to disposals	(3,744)	-	-	(3,744)
Exchange adjustment	(2,888)	(6,495)	(631)	(10,014)
As at December 31, 2014	$ 61,523	$ 147,750	$ 14,293	$ 223,566

Net book value
As at January 1, 2013	$ 14,508	$ 2,864	$ 7,200	$ 24,572
As at December 31, 2013	$ 19,846	$ -	$ 6,895	$ 26,741
As at December 31, 2014	$ 47,726	$ 21,169	$ 5,763	$ 74,658

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2014	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,155	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-
As of December 31, 2014	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,155	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2014
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 107,252	$ -	$ 10,846	$ 118,098
Concession fees and taxes	30,679	37,285	25,949	3,668	5,134	55	34,216	(1,906)	(1,906)	2,054	2,249	3,668	-	141,145
Depreciation	8,088	-	-	-	3,107	-	3,263	-	-	-	-	-	-	14,458
Drilling	-	-	-	-	-	-	-	-	-	-	279,925	-	-	279,925
Geological salaries and consulting	157,049	1,988,160	690,958	-	195,244	85,498	18,331	-	4,039	-	6,636	2,658	-	3,148,573
Geology work	-	-	-	-	-	31,401	-	-	-	-	382,799	4,039	-	418,239
Insurance	2,224	11,046	8,176	-	1,213	758	1,367	73	73	-	4,033	130	-	29,093
Legal and accounting	95	-	-	-	29	-	62	-	-	-	24,895	-	-	25,081
Office and administrative fees	18,025	64,982	4,172	261	8,511	4,600	12,061	-	40	-	13,016	2	-	125,670
Rent	37,167	99,886	11,267	-	19,142	3,187	20,661	-	-	-	11,878	-	-	203,188
Site costs	6,316	22,889	16,378	-	8,388	2,912	5,128	-	59	-	58,256	-	-	120,326
Travel	2,136	55,103	12,910	-	11,523	14,401	5,345	-	359	-	10,548	359	-	112,684
Trenching and road work	-	-	-	-	-	-	-	-	-	-	18,168	-	-	18,168
Advances from optionee	-	(2,279,351)	(769,369)	(299)	(183,292)	(114,904)	-	-	-	-	(919,655)	-	-	(4,266,870)
	$ 261,779	$ -	$ 441	$ 3,630	$ 68,999	$ 27,908	$ 100,434	$ (1,833)	$ 2,664	$ 2,054	$ -	$ 10,856	$ 10,846	$ 487,778
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 107,252	$ 1,255	$ 10,846	$ 126,214
Concession fees and taxes	98,347	132,197	155,087	26,531	35,421	55	87,119	76,597	79,309	10,044	6,755	25,420	4	732,886
Depreciation	10,152	-	-	1,041	5,135	-	13,351	-	-	-	-	-	-	29,679
Drilling	-	-	-	-	-	-	-	-	-	-	279,925	-	-	279,925
Geological salaries and consulting	967,059	5,560,593	1,825,931	112,677	317,559	91,032	515,255	65,963	161,565	75,875	36,175	205,976	7,064	9,942,724
Geology work	-	-	-	-	-	31,401	-	52,790	97,813	55,733	395,806	196,179	193,998	1,023,720
Insurance	3,034	16,841	10,457	408	2,008	758	5,323	1,908	4,383	1,986	5,191	6,306	-	58,603
Legal and accounting	110	296	-	-	29	-	134	-	-	-	24,895	-	-	25,464
Office and administrative fees	32,137	168,406	21,175	3,113	14,118	4,702	36,929	493	4,998	3,266	15,335	7,423	5,255	317,350
Rent	63,705	278,065	22,969	4,748	27,663	3,187	63,041	2,199	12,943	8,546	15,650	21,304	-	524,020
Site costs	30,361	95,357	55,679	1,817	12,662	3,054	20,159	27,206	123,867	10,154	94,880	28,748	-	503,944
Travel	33,973	205,896	52,972	5,126	20,345	14,469	23,250	-	2,841	2,413	10,739	4,003	-	376,027
Trenching and road work	-	-	-	-	-	-	-	-	-	-	18,168	-	-	18,168
Advances from optionee	-	(6,573,193)	(2,029,442)	(83,125)	(212,665)	(148,658)	-	-	-	-	(919,655)	-	-	(9,966,738)
	$ 1,238,878	$ (115,542)	$ 114,828	$ 72,336	$222,275	$ -	$ 764,561	$ 230,448	$ 491,288	$168,017	$ 91,116	$496,614	$217,167	$ 3,991,986

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$1,336,049
Additions during the year	-	-	-	-	-	-	-	-	-	-	143,155	-	-	143,155
As of December 31, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,155	$ -	$ -	$1,479,204

Mineral exploration expenses for the year ended December 31, 2013
Concession fees and taxes	$ 14,831	$ 38,929	$ 10,330	$ 12,992	$ 18,007	$ -	$ 39,975	$ 69,773	$ 69,773	$ -	$ 164	$ -	$ -	$ 274,774
Depreciation	2,064	-	-	1,041	2,028	-	10,088	-	-	-	-	-	-	15,221
Geological salaries and consulting	35,054	1,433,774	622,373	100,404	82,803	5,534	370,269	9,446	37,834	11,126	17,390	21,896	-	2,747,903
Geology work	-	-	-	-	-	-	-	811	811	541	2,705	40,655	(5,212)	40,311
Insurance	810	3,625	2,159	408	795	-	3,956	397	725	55	496	657	-	14,083
Legal and accounting	15	-	-	-	-	-	72	-	-	-	-	-	-	87
Office and administrative fees	4,242	43,207	9,420	2,314	4,684	102	22,824	-	283	-	82	141	-	87,299
Rent	19,281	98,256	8,182	4,748	8,521	-	42,380	752	4,528	752	1,879	5,660	-	194,939
Site costs	1,878	20,602	22,967	1,661	3,070	142	13,874	85	5,346	241	7,730	2,811	-	80,407
Travel	2,271	58,225	20,250	5,126	5,979	68	11,665	-	2,482	194	191	3,644	-	110,095
Advances from optionee	-	(1,540,768)	(710,776)	(82,826)	(29,373)	(33,754)	-	-	-	-	-	-	-	(2,397,497)
	$ 80,446	$ 155,850	$ (15,095)	$ 45,868	$ 96,514	$ (27,908)	$ 515,103	$ 81,264	$ 121,782	$ 12,909	$ 30,637	$ 75,464	$ (5,212)	$1,167,622
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	67,668	94,912	129,138	22,863	30,287	-	52,903	78,503	81,215	7,990	4,506	21,752	4	591,741
Depreciation	2,064	-	-	1,041	2,028	-	10,088	-	-	-	-	-	-	15,221
Geological salaries and consulting	810,010	3,572,433	1,134,973	112,677	122,315	5,534	496,924	65,963	157,526	75,875	29,539	203,318	7,064	6,794,151
Geology work	-	-	-	-	-	-	-	52,790	97,813	55,733	13,007	192,140	193,998	605,481
Insurance	810	5,795	2,281	408	795	-	3,956	1,835	4,310	1,986	1,158	6,176	-	29,510
Legal and accounting	15	296	-	-	-	-	72	-	-	-	-	-	-	383
Office and administrative fees	14,112	103,424	17,003	2,852	5,607	102	24,868	493	4,958	3,266	2,319	7,421	5,255	191,680
Rent	26,538	178,179	11,702	4,748	8,521	-	42,380	2,199	12,943	8,546	3,772	21,304	-	320,832
Site costs	24,045	72,468	39,301	1,817	4,274	142	15,031	27,206	123,808	10,154	36,624	28,748	-	383,618
Travel	31,837	150,793	40,062	5,126	8,822	68	17,905	-	2,482	2,413	191	3,644	-	263,343
Advances from optionee	-	(4,293,842)	(1,260,073)	(82,826)	(29,373)	(33,754)	-	-	-	-	-	-	-	(5,699,868)
	$ 977,099	$ (115,542)	$ 114,387	$ 68,706	$153,276	$ (27,908)	$ 664,127	$232,281	$ 488,624	$ 165,963	$ 91,116	$ 485,758	$ 206,321	$3,504,208

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds seven exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•

Alvalade

•

Covas

•

Alvito

•

Marateca

•

Sines

•

Santa Margarida do Sado

•

Mertola

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% Net Smelter Return (“NSR”), payable to the government of Portugal.

Alvalade:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereby the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years (spent by February 2014).  On February 25, 2014, the two parties signed an amended Joint Venture agreement. Subsequent to year end, on January 27, 2015, the two parties signed a second amended Joint Venture agreement, which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project. The amended agreement carries the following terms (in summary):

•

After due diligence, exploration funding of US$300,000 (completed).

•

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (“JV”) (Option 1 completed).

•

To earn a further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million in exploration by December 31, 2015, for a total of US$6,300,000 (Option 2 completed).

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Antofagasta must fund US$1.75 million by December 31, 2015 (Option 3 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Antofagasta must fund US$1.75 million by December 31, 2016 (Option 3 Year 2).

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Antofagasta must fund US$1.75 million by December 31, 2017 (Option 4 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Antofagasta must fund US$1.75 million by December 31, 2018 (Option 4 Year 2).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Antofagasta must fund US$25 million in exploration by December 31, 2022 with an option to partially earn in 1% for every US$5 million spent (Option 5).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvalade: (Continued)

•

If Option 5 expenditures are not sufficient to fund a Feasibility Study, Antofagasta will fund 100% of additional exploration but will be reimbursed for the Company’s proportionate share (being 25% of Work Programs and Budgets) following the commencement of commercial production (Feasibility Study Phase).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must have completed a Feasibility Study, funded 100% of all work programs during this phase and make a Development Decision within one year of the date of delivery of the Feasibility Study (Option 6).

•

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

As of December 31, 2014, Antofagasta had forwarded a total of $6,527,251 (US$6,306,676) for the Alvalade property, including the US$300,000 for the initial study of the project. The Company spent an additional amount of $45,942 (US$39,995) in December 2014 which was subsequently reimbursed by Antofagasta.  In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 (spent) by March 20, 2014

On May 7, 2014, the Company and Blackheath signed an amended Joint Venture agreement. The amended agreement carries the following terms (in summary):

•

To earn 51% of the joint venture (“JV”), Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

•

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

As of December 31, 2014, Blackheath had forwarded a total $1,919,234 (€1,405,512) for the Covas property. The Company spent an additional amount of $110,208 (€78,484) in December 2014 which was subsequently reimbursed by Blackheath.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvito:

On November 20, 2013, the Company received $150,000 in funding from Callinan Royalties Corporation (“Callinan”) to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty.  The project is designated as an “Alliance Property” under the Exploration Alliance Agreement between the Company and Callinan (see Callinan Generative below).

As of December 31, 2014, Callinan had forwarded a total $150,000 (€103,609) for the Alvito property.  Subsequently, Callinan terminated the Agreement and retains the 1.5% BSR royalty.

On October 22, 2014, the Company and an optionee signed an exclusivity agreement (the “Agreement”) which calls for the optionee to fund various work programs during a two-stage review period.  The optionee will fund for stage 1 work program of up to US$61,500 with the Company providing a technical report by January 20, 2015. Within 30 days of receipt of the report, the optionee can proceed to commercial negotiations toward a potential transaction; or fund the stage 2 work program; or terminate the Agreement.

As of December 31, 2014, the optionee had forwarded a total $23,656 (US$20,973) for the Alvito property. The Company spent an additional amount of $39,705 (US$34,565) in December 2014 which was subsequently reimbursed by the optionee. The Company held $696 (€495) on behalf of the optionee to be spent on the Alvito project, which is recorded as restricted cash. On February 5, 2015, the optionee terminated the Agreement.

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

As of December 31, 2014, Callinan had forwarded a total $150,000 (€106,114) for the Callinan Generative exploration project. The Company held $1,342 on behalf of Callinan Generative exploration project to be spent on the generative exploration project, which is recorded as restricted cash.

Subsequently, Callinan terminated the Agreement.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Arga:

On May 10, 2013, the Company signed an agreement to option out the Arga Tungsten-Gold Project to Blackheath. Under the terms of the agreement, Blackheath had the option to earn a 51% interest in the project by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 (spent) was a firm commitment and must be spent by March 23, 2014. Blackheath could then earn an additional 19% by spending an additional €800,000 by March 23, 2017.  Blackheath could also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 23, 2020.

On May 7, 2014, Blackheath terminated the agreement with the Company on the Arga property and the Company dropped the property.

Kosovo

The Company, through its 100% holding in Innomatik, holds three exploration licenses in Kosovo:

•

Slivovo

•

Glavej (dropped subsequent to December 31, 2014)

•

Kamenica  (dropped subsequent to December 31, 2014)

The Glavej and Kamenica licenses were held under “Retention” status, which means no work commitment is necessary for the duration of 2014.  The Slivovo license was issued during 2012.  The license carries a work commitment, and there is a 5% NSR payable to the government of Kosovo attached to the Slivovo license.

In August 2013, the Company purchased the remaining 7.5% interest in Innomatik Exploration Kosovo LLC (“Innomatik”) and allocated $143,155 to the Slivovo property. Refer to note 6 (b)(i).

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

As of December 31, 2014, Byrnecut had forwarded a total $1,216,923 (€835,000) for the Slivovo property. The Company held $297,267 on behalf of Byrnecut to be spent on the Slivovo property, which is recorded as restricted cash.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of December 31, 2014, the Company had spent $217,167 (€169,015) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES

(a)

Authorized:

At December 31, 2014, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

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

ii.

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

iii.

On October 15, 2013, the Company closed a strategic financing with Callinan issuing 3,500,000 units at a price of $0.10 per unit for gross proceeds of $350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of 36 months. The warrants were ascribed a value of $297,360.

A total of $2,605 was paid as share issue costs.

iv.

During the year ended December 31, 2014, the Company issued common shares pursuant to the exercise of 150,000 stock options for cash proceeds of $15,000 and the exercise of 946,666 warrants for cash proceeds of $142,000.

v.

On August 22, 2014, the Company completed a non-brokered private placement issuing 4,400,000 units at a price of $0.25 per unit for gross proceeds of $1,100,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.40 for a period of 36 months. The warrants were ascribed a value of $487,629.

A total of $27,250 cash finder’s fee was paid and 152,600 finder’s options were issued as part of the financing. In addition, another $40,021 was included in share issue costs.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.25 for a period of 36 months. The finder’s options were ascribed a value of $34,534.  Insiders participated in the offering for a total of 735,000 units.

vi.

On December 17, 2014, a total of 515,560 common shares of the Company at a fair value of $128,890 were issued to make the payment of Glavej and Kamenica licenses. The agreed-upon payment equivalent to €50,000 in cash or shares per license.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(c)

Escrow shares:

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the Qualifying Transaction. As at December 31, 2014, there were no common shares of the Company held in escrow. The final 195,000 escrow shares were released on July 13, 2013.

(d)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2014 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2013	Granted	Exercised	cancelled	2014
July 8, 2015	$0.35	820,000	-	-	(50,000)	770,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	775,000	-	-	(20,000)	755,000
October 16, 2018	$0.10	1,550,000	-	(150,000)	-	1,400,000
March 3, 2019	$0.165		200,000	-	-	200,000
Options outstanding		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Options exercisable		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Weighted average exercise price		$0.22	$0.165	$0.10	$0.34	$0.22

As of December 31, 2014, the weighted average contractual remaining life is 2.62 years (December 31, 2013 – 3.54 years).

Stock options transactions and the number of stock options for the year ended December 31, 2013 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2012	Granted	Exercised	cancelled	2013
August 28, 2013	$0.20	220,000	-	-	(220,000)	-
July 8, 2015**	$0.35	870,000	-	-	(50,000)	820,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017**	$0.30	800,000	-	-	(25,000)	775,000
October 16, 2018*	$0.10	-	1,550,000	-	-	1,550,000
Options outstanding		2,000,000	1,550,000	-	(295,000)	3,255,000
Options exercisable		2,000,000	1,550,000	-	(295,000)	3,255,000
Weighted average exercise price		$0.31	$0.10	$Nil	0.23	$0.22

* Subsequent to December 31, 2013, 150,000 options were exercised at the price of $0.10.

** Subsequent to December 31, 2013, 70,000 options expired.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2014 and 2013 were:

	2014	2013
Risk-free interest rate	1.60%	1.90%
Expected life	5 years	5 years
Expected volatility	138.42%	132.75%
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(e)

Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
March 28, 2014	$0.30	183,913	-	-	(183,913)	-
October 4, 2015(1)	$0.15	545,500	-	-	-	545,500
September 24, 2016(2)	$0.10	148,800	-	-	-	148,800
August 22, 2017(3)	$0.25	-	152,600	-	-	152,600
Outstanding		878,213	152,600	-	(183,913)	846,900
Weighted average exercise price		$0.17	$0.25	$Nil	$0.30	$0.16

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until October 4, 2015 at $0.25.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until September 24, 2016 at $0.15.

(3)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40.

As of December 31, 2014, the weighted average contractual remaining life is 1.27 years (December 31, 2013 – 1.60 years).

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

*Subsequent to December 31, 2013, 183,913 finder’s options expired.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(e)

Finder’s Options: (Continued)

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2014 and 2013 were:

	2014	2013
Risk-free interest rate	1.11%	1.42%
Expected life	3 years	3 years
Expected volatility	158.03%	148.06%
Expected dividend yield	Nil	Nil

(f)

Warrants:

The continuity of warrants for the year ended December 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	6,000,000	-	(280,000)	-	5,720,000
October 15, 2016	$0.15	3,500,000	-	(666,666)	-	2,833,334
March 28, 2017*	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	-	4,400,000	-	-	4,400,000
Outstanding		21,490,000	4,400,000	(946,666)	-	24,943,334
Weighted average exercise price		$0.23	$0.40	$0.15	$Nil	$0.27

* On November 21, 2014, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to March 28, 2017. The warrants were issued in March 2012, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.40. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 1.09%, no dividend yield, average expected life of 27 months and an expected price volatility of 160.63%. As a result, $95,931 was reallocated from fair value of warrants to share capital.

As of December 31, 2014, the weighted average contractual life is 1.67 years (December 31, 2013 – 1.92 years).

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

* Subsequent to December 31, 2013, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to December 15, 2014.

** Subsequent to December 31, 2013, 280,000 warrants were exercised at the price of $0.15.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(f)

Warrants: (Continued)

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2014 and 2013 were:

	2014	2013
Risk-free interest rate	1.10%	1.42%
Expected life	2.04 year	3 years
Expected volatility	166.35%	148.06%
Expected dividend yield	Nil	Nil

7.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$242,106	$Nil	$Nil	$Nil	$67,487	$Nil	$309,593
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the year ended December 31, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$224,717	$Nil	$Nil	$Nil	$62,933	$21,716	$309,366
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$21,716	$21,716

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party liabilities

Years ended
	Services	December 31, 2014	December 31, 2013	As at	As at
				December 31, 2014	December 31, 2013
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 253,350	$ 199,600	$ 27,562	$ 7,613
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 309,593	$ 309,366	$ 5,105	$ 8,854
Paul L. Nelles (b)	Salaries and share-based payment	$ 74,351	$ 36,374	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 143,088	$ 39,110	$Nil	$Nil
Mineralia (c)	Consulting	$ 258,770	$ 269,915	20,634	$Nil
TOTAL:		$ 1,039,152	$ 854,365	$ 53,301	$ 16,467

(d)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(e)

Paul L. Nelles and Michael Diehl were director and exploration manager of Innomatik respectively. Starting from April 1, 2014, Mr. Nelles’ and Mr Diehl’s amounts were paid with Byrnecut’s funding for Slivovo. Subsequently, in February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik.

(f)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2014 was based on the loss attributable to common shareholders of $1,250,956 (December 31, 2013 – $1,882,598) and a weighted average number of common shares outstanding of 40,494,835 (December 31, 2013 – 31,070,283).

Diluted loss per share did not include the effect of 3,235,000 share purchase options, 846,900 finder’s options and 24,943,334 warrants for the year ended December 31, 2014 (December 31, 2013 – 3,255,000 share purchase options, 878,213 finder’s options and 21,490,000 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

9.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, due from optionees, accounts payables and accrued liabilities, and due to related parties approximate their carrying values because of the short-term nature of these instruments.

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

As at December 31, 2014, the Company had cash of $761,932 (December 31, 2013 - $439,154) and due from optionees of $195,855 (December 31, 2013 - $Nil) to settle current liabilities, net of funds held for optionees, of $810,231 (December 31, 2013 - $407,667).

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

9.

FINANCIAL INSTRUMENTS (Continued)

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

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2014 and 2013.

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Cash	$761,932	$-	$-	$761,932
Restricted cash	299,305	-	-	299,305
	$1,061,237	$-	$-	$1,061,237

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Cash	$439,154	$-	$-	$439,154
Restricted cash	640,504	-	-	640,504
	$1,079,658	$-	$-	$1,079,658

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the year ended December 31, 2014 were as follows:

•

$14,458 (2013 - $15,221) in mineral exploration expenses was related to depreciation;

•

$128,890 (2013 - $nil) in mineral exploration expenses was the fair value of 515,560 common shares issued to make the payment of property license fees;

•

$93,461 (2013 - $nil) was reclassified from equity reserves to share capital pursuant to the exercise of warrants and stock options;

•

$95,931 (2013 - $nil) was reclassified from equity reserves to share capital pursuant to the revaluation of extended warrants.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

11.

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

12.

INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2014	2013

Net loss	$ (1,250,956)	$ (1,894,598)

Expected income tax recovery	$ (325,249)	$ (487,859)
Effect of foreign tax rate	266,345	85,577
Non-deductible items	7,727	34,670
Deductible items	(26,721)	(25,805)
Unrecognized benefit of non-capital losses	77,898	393,417

	$ -	$ -

The significant components of the Company’s deferred income tax assets are as follows:

	2014	2013

Deferred income tax assets
Non-capital loss carryforwards	$ 690,349	$ 493,625
Share issue costs	36,648	45,879
	727,087	539,504
Valuation allowance	(727,087)	(539,504)

Net deferred income tax assets	$ -	$ -

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

12.

INCOME TAX (Continued)

The Company has available for deduction against future taxable income non-capital losses of approximately $2,679,500 in Canada. These losses, if not utilized, will expire through to 2034.  Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	781,000
		$ 2,655,500

13.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2014	December 31, 2013
Non-current assets
Portugal	$ 1,386,250	$ 1,360,955
Kosovo	167,612	144,990
	$ 1,553,862	$ 1,505,945

	Years ended
	December 31, 2014	December 31, 2013
Mineral exploration expenses
Portugal	$ 3,810,406	$ 3,248,275
Kosovo	933,396	322,056
Germany	10,846	(5,212)
	$ 4,754,648	$ 3,565,119

14.

BANK GUARANTEES

As of December 31, 2014, the Company had a total of €99,500 ($139,678) (December 31, 2013: €149,500 ($219,092)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Presented in Canadian Dollars)

15. EVENT AFTER THE REPORTING PERIOD

On April 15, 2015, the Company announced that Byrnecut completed Phase 2 funding and has earned–in to 51% of the Slivovo project.  Byrnecut also notified the Company that it will continue to fund the next phase of the Slivovo project to earn-in a total interest of 75%.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 7, 2015	Signed: /s/ “Winnie Wong”
Winnie Wong Chief Financial Officer