Form 20-F
period 2015-12-31
AVRUPA MINERALS LTD.
filed 2016-05-17
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  55,475,797 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

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

Index to Exhibits on Page 79

Avrupa Minerals Ltd.

Form 20-F Annual Report

Table of Contents

Part I

5

Item 1.  Identity of Directors, Senior Management and Advisors

5

Item 2.  Offer Statistics and Expected Timetable

5

Item 3.  Key Information

5

Item 4.  Information on the Company

13

Item 5.  Operating and Financial Review and Prospects

39

Item 6.  Directors, Senior Management and Employees

50

Item 7.  Major Shareholders and Related Party Transactions

58

Item 8.  Financial Information

59

Item 9.  Offer and Listing of Securities

59

Item 10.  Additional Information

62

Item 11.  Disclosures About Market Risk

75

Item 12.  Description of Securities Other than Equity Securities

76

Part II

76

Item 13.  Defaults, Dividend Arrearages and Delinquencies

76

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

76

Item 15.  Controls and Procedures

76

Item 16.  Reserved

77

Item 16A.  Audit Committee Financial Expert

77

Item 16B.  Code of Ethics

77

Item 16C.  Principal Accounting Fees and Services

77

Item 16D.  Exemptions from the Listing Standards for Audit Committees

78

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

78

Item 16F.  Change in Registrant’s Certifying Accountant

78

Item 16G.  Corporate Governance

78

Item 16H.  Mine Safety Disclosure

78

Part III

78

Item 17.  Financial Statements

78

Item 18.  Financial Statements

78

Item 19.  Exhibits

79

Signature Page

116

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Paul W. Kuhn	CEO, President and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Winnie Wong	Chief Financial Officer and Corporate Secretary	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Mark T. Brown	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Paul Dircksen	Director	1212 Ash Avenue Coeur D’Alene , ID 83814

Ross Stringer	Director	4715 Willow Creek Road West Vancouver, B.C. V7W 1C3

Paul Nelles	Director	13 Gazmend Zajmi 10000 Prishtinë, Kosovo

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

The selected financial data of the Company for the Years Ended December 31, 2015, 2014 and 2013, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Years Ended December 31, 2012 and 2011 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

Total Revenues	$0	$0	$0	$0	$0
Net Loss	$1,549	$1,251	$1,883	$1,529	$2,117
Comprehensive Loss	$1,543	$1,266	$1,842	$1,536	$2,109
Loss Per Share	$0.03	$0.03	$0.06	$0.07	$0.13
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	49,642	40,495	31,070	21,425	16,104
Working Capital	$11	$433	$319	$1,127	$538
Exploration and Evaluation Assets	$1,479	$1,479	$1,479	$1,336	$877
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$1,830	$2,126	$2,044	$2,711	$1,592
Total Assets	$2,654	$3,236	$3,092	$2,986	$1,781

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/15	$ 1.29	$ 1.40	$ 1.17	$ 1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02

Three Months Ended 3/31/16	$ 1.35	$ 1.46	$ 1.30	$ 1.30
Three Months Ended 12/31/15	1.34	1.40	1.29	1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.22
Three Months Ended 3/31/15	1.26	1.28	1.17	1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02

March 2016		$ 1.35	$ 1.30	$ 1.30
February 2016		1.40	1.35	1.35
January 2016		1.46	1.40	1.41
December 2015		1.40	1.34	1.38
November 2015		1.34	1.31	1.33
October 2015		1.34	1.31	1.34

The exchange rate was $1.30 on March 31, 2016.

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

The authorized share capital of the Company consists of an unlimited number common shares. As of April 29, 2016, there were 55,475,797 common shares outstanding.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.  9 exploration licenses are currently held by the Company in the three countries, including 6 in Portugal, 2 in Kosovo, and 1 in Germany.

The Company is the operator of 2 joint-ventures in Portugal, and a joint-venture partner operates 1 project in Kosovo. The Company is currently working to upgrade precious and base metal targets on its other licenses to joint-venture ready status in order to attract potential partners to project-specific and/or regional exploration programs.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

The Company presently has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J S C	25%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

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

The Company, through its 100% holding in Innomatik, holds two exploration licenses in Kosovo:

•

Silvovo

•

Metovit (Kamenica)

The Slivovo license was issued in 2012, and there is a 5% NSRs payable to the government of Kosovo. The original Kamenica license was dropped but replaced by the fully-overlapping new Metovit license.

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

Mineral Properties

The Company currently has interests in 9 mineral exploration properties, including 6 properties in Portugal, 2 properties in Kosovo, and 1 property in Germany. All of the Company's properties are currently at the exploration stage.

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

Alvalade JV Project with Colt Resources

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite-Belt. The project consists of one exploration license and covers approximately 902 square kilometers. The Company currently has a 40% interest in the project which subject to a joint-venture agreement with Colt Resources Inc. (“Colt”) who can earn up to an 80% interest in the property.

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

On February 25, 2014, the Company and Antofagasta signed an amended Joint Venture Agreement. On January 27, 2015, the Company and Antofagasta signed a second amended Joint Venture Agreement which allowed for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for Avrupa to be carried to production, if there is a production decision to be made on the project. Antofagasta subsequently earned an additional 9% in the project (60% total) by funding an additional US$2,000,000 on exploration for a total of US$6,300,000.

On August 31, 2015, the Company signed an agreement with Colt Resources Inc. (“Colt”) and Antofagasta, whereby Colt will purchase Antofagasta’s 60% interest in the property for a total of US$7.1 million in incremental payments and a 1% NSR to Antofagasta. With the purchase, Colt is now the optionee partner with the Company on the project. Under the following revised joint-venture agreement, Colt can earn up to 80% of the Joint-venture through a combination of exploration expenditures, completion of a feasibility study, and generation of a mine development decision by the end of the year 2023 as follows:

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Colt must fund US$1.75 million by December 31, 2015 (Option 3 Year 1) [not met].

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 Year 2).

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Colt must fund US$1.75 million by December 31, 2017 (Option 4 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Colt must fund US$1.75 million by December 31, 2018 (Option 4 Year 2).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Colt must fund US$25 million in exploration by December 31, 2022 with an option to partially earn in 1% for every US$5 million spent (Option 5).

•

If Option 5 expenditures are not sufficient to fund a Feasibility Study, Colt will fund 100% of additional exploration but will be reimbursed for the Company’s proportionate share (being 25% of Work Programs and Budgets) following the commencement of commercial production (Feasibility Study Phase).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Colt must have completed a Feasibility Study, funded 100% of all work programs during this phase and make a Development Decision within one year of the date of delivery of the Feasibility Study (Option 6).

•

Colt will carry the Company through to production, and the Company will repay Colt from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

The Company operates the joint venture through Option 3 Year 1 with Colt supervising.

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

Massive sulfide mineralization was discovered in the second drill hole at the Sesmarias South target area, approximately 7 kilometers south of the past producing Lousal Mine. The area is covered by approximately 100 meters of cover sediment, which completely obscures the target rocks. The mineralized intercept in SES002 totals 16.85 meters.  The intercept includes a zone of massive sulfide mineralization, then underlain by a zone of semi-massive sulfides and strong stockwork sulfide veining.  There follows a narrow shear zone, which is, in turn, underlain by a further zone of strong alteration with anomalous disseminated and stockwork sulfide mineralization.  The analytical results for the Massive and Semi-massive zones are included in the table below:

SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Pb %	Zn %	Sn %	Co %
Massive	151.65	159.60	7.95	2.21	3.05	4.82	0.15	0.084
Semi-massive/stockwork	159.60	162.50	2.90	0.71	1.27	3.17	0.092	0.051
TOTAL			10.85	1.81	2.57	4.38	0.13	0.075

Six additional holes were drilled in this initial Sesmarias program in the immediate vicinity of the initial Sesmarias massive sulfide intersection (SES002). A total of 1,961 meters were drilled in the general target area. Highlights from the 6 additional holes include:

•

SES008, a 650-meter step-out NW from discovery SES002, intersects 5.5 meters of massive sulfide mineralization with positive gold and silver results, and including 5.0 meters @ 0.64% Copper, 0.94% Lead, and 1.54% Zinc.

•

SES006, a 50-meter step-out NW from SES002, intersects 1.5 meters of VMS mineralization @ 1.66% Copper, 2.3% Lead, and 3.66% Zinc.

A further five holes were then drilled to follow-up on the prior eight-hole program. The highlight of this follow-up program is a thick massive sulfide intercept in drill hole SES010, which started at a depth of 228.40 meters, and continued for 57.85 meters to 286.25 meters depth. Average grades for the entire massive sulfide intercept are:

0.32% copper, 0.61% lead, 1.95% zinc, 0.45 g/t gold, and 25.1 g/t silver. True thickness of the intercept is estimated to be approximately 35 to 40 meters. The joint-venture partners completed 13 holes, over a total strike length of 1,700 meters, at Sesmarias, for a total of 3,807 meters in the general target area. The Sesmarias target zone is heavily faulted, and the rocks are strongly contorted and displaced, which makes exploration extremely difficult. Despite these difficulties, the results from the drill programs continue to clearly indicate the potential for a large-scale mineralized system.

Current and Anticipated Exploration

Drilling at the Alvalade project resumed on October 28, 2015 with funding by the new joint-venture partner Colt.  In the new phase of drilling, the partners plan to drill 5,000 to 6,000 meters, mostly in the immediate area of the Sesmarias copper-zinc discovery.

On February 3, 2016, the Company announced results from the drilling. Analytical results from four diamond drill holes completed in late 2015 in the area of previously-drilled SES010 (58 meters @ 0.32% Cu, 0.61% Pb, 1.95% Zn, 0.45 g/t Au, 25 g/t Ag) confirm and extend the massive sulfide lens to a present length of 300 meters with a 35-40 meter thickness.  The lens is open to the northwest and down dip to the northeast.  Following are the results from the recent drilling.

Drill hole ID	From (m)	To (m)	Intercept (m)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
SES019	263.50	315.20	51.70	0.44	0.75	2.71	0.40	17.35
including	264.15	299.05	34.90	0.40	0.99	3.46	0.38	20.67
and including	280.45	290.95	10.50	0.36	1.71	5.18	0.37	21.71
SES020	277.85	287.55	9.70	0.25	0.57	0.99	0.47	24.70
	297.70	319.95	22.25	0.55	0.59	0.66	0.53	20.54
	325.00	334.10	9.10	0.32	0.14	0.52	0.68	11.31
	337.85	356.65	18.80	0.33	0.14	0.64	0.26	6.40
SES021	262.85	277.65	14.80	0.36	0.29	0.40	0.43	9.82
SES022	323.90	376.00	52.10	0.43	0.49	0.98	0.62	17.31

Results from recently-completed downhole geophysics, utilizing the “mise-a-la-masse” (MALM) method, combined with historic ground magnetics data, suggest that the sulfide lens may continue another 300 meters or more to the northwest from SES022.  Future drilling will test this target area.

The drill core was transported by Company personnel from the drill sites to a nearby secure storage facility for logging and sampling. The sample intervals were one meter, unless visual inspection of the core indicated that a slightly different interval was necessary to preserve continuity of mineralization and rock type for analysis. One half of the core was collected and sent to the geochemical laboratory, while the remaining half of the core was retained in the core boxes for future reference. All samples were sent by courier or transported by Company personnel to the ALS Minerals sample preparation facility in Seville, Spain. ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland. The samples were analysed by ICP methods for copper, lead, zinc, and silver, and by fire assay with an AAS finish for gold. In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own standard, internal QA/QC from results generated by the systematic inclusion of certified reference materials, blank samples, and field duplicate samples. The analytical results from the quality control samples in the Sesmarias work orders have been evaluated, and conform to industry best-practice standards.

As of December 31, 2015, Colt forwarded $215,006 (€148,702) for the Alvalade project and paid €526,045 directly towards drilling costs and two geologists for a total of €674,737.  Colt had not met the Option 3 Year 1 expenditures as of December 31, 2015 and the Company is currently negotiating with Colt.  Subsequent to December 31, 2015, Colt forwarded another €115,019 for the Alvalade project.

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

In March 2015, Blackheath announced they had completed an initial independent resource estimate for the Covas property contained within an NI-43-101 compliant report. The report notes that mineralization remains open in multiple directors and there remains areas of potential higher grades. The next drill campaign will focus on increasing the resources and grades.

As of December 31, 2015, Blackheath forwarded a total $2,149,982 (€1,563,930) for the Covas property of which €50,000 was excluded from the earn-in calculation because it was for a refundable deposit that Blackheath would receive.  The Company spent an additional amount of $93,553 (€62,248) as of December 31, 2015 which will be reimbursed by Blackheath. Blackheath did not meet the exploration requirement by March 20, 2016 and the Company is currently negotiating with Blackheath.

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

In December 2013, the Company announced the Company discovered an outcropping gossan zone in volcanic-sedimentary rock units that are known to host massive sulfide mineralization in other parts of the Pyrite Belt. Follow-up mapping has extended the Pego do altar gossan zone to nearly 1,000 meters in strike length with a possible thickness of up to 50 meters. Limited rock chip sampling along strike (11 samples) returned copper values up to 0.12% and lead values to 0.08%. Anomalous bismuth, molybdenum, and gold values further indicate the hydrothermal nature of the metals’ presence, thus providing early support for further geological mapping, sampling, and drill targeting. In addition, the Company discovered a second gossan zone in the Pego do Altar target area, with visible copper oxide staining at several locations. The Company is seeking joint venture partner for the Marateca project.

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

On June 17, 2015, the Company signed an agreement to option out the Alvito IOCG Project to Lowell Copper Ltd.  On November 16, 2015, the Company announced that Lowell decided to terminate its option on Alvito to focus work on its Warintza project in Ecuador.

Prior to Lowell dropping its option on Alvito, the team advanced the Alcaçovas iron oxide copper-gold target within the license area.  The Company will utilize the results of the work to continue to upgrade Alcaçovas as well as upgrade several other important targets around the license.

During Q3 at Alcaçovas, the Company completed further geological mapping, in-fill soil sampling, and sub-surface rock sampling, utilizing a portable drill rig to access down to a maximum of approximately 20 meters depth.  The Company drilled 29 short holes, totaling 356 meters, at eight targets located along two sub-parallel trends of strong copper-in-soil anomalism. Each trend is approximately three kilometers long.  Twenty-two of these holes intercepted visible copper mineralization, with the best results including 10.5 meters of 0.43% copper in Hole 23 and 5.5 meters of 0.49% copper in Hole 28.  Single sample values reached 0.89% copper and 0.53 g/t gold.  With this limited work, the Company has defined an initial target area along the west zone, 1,000 meters long and 200 meters wide, open at both the north and south ends.  Drilling, to date, on the east trend was insufficient to define a true IOCG target.

The Company will continue to upgrade the license with further short hole drilling, totaling 320 meters, on a number of other targets that were not addressed in the recent work.  Previously, the Company inventoried more than 25 other targets on the Alvito license, several of which will be included in the new work scheduled during fiscal 2016.  The Company plans to aggressively market the project to potential joint-venture partners.

Santa Margarida do Sado

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal. The Santa Margarida do Sado license covers potential northward extensions of mineralization from the historic Canal Caveira Mine which is located on the Company’s Alvalade Joint Venture license located immediately adjacent to the south.

Santa Margarida do Sado License

Pedrogao
Palhaco
GA-1
Barradas
GA-2
Outeiro do Cabeco
Lagoa Salgada
Salgueiral
GA-4
GA-3
GA-4A
Caveira
Outeiro Alto
Lousal
Sesmarias
Legend
Sulfide Occurrence
Historic Drillhole
Structure
TEM survey
Seismic survey
Res/IP survey
Targets
Margarida License
Alvalade License
VS Trends
Kilometers
10
N
AVRUPA MINERALS
520000
530000
540000
550000
560000
570000
580000
4230000
4220000
4210000
4200000

Drill Targets

6 selected, but poorly or un-tested targets:

- Pedrogao (gravity anomaly, no DH)
- Palhaco (Lines of TEM, IP, Sesmic refraction; GA-1 drillhole)
- Barradas (TEM lines)
- Outeiro do Cabeco (TEM and IP lines; GA-2 drillhole)
- Salgueiral (TEM lines; GA-3, GA-4, GA-4A drillholes)
- Outeiro Alto (outcropping alteration in acid volcanics, no DH)

The Neves Corvo, Aljustrel, Sao Domingos, and Santa Margarida de Serra mineral trends, which are all four of the VMS target belts in Portugal, pass through the Santa Margarida license. This suggests strong exploration potential over a large area within the license, and based on historic exploration, the Company has already identified several general drill target areas.

The Company is actively marketing the Santa Margarida do Sado license to potential joint-venture partners.

Mertola

In June 2014, the Company received a new license for the Mertola project, which is located in the Pyrite belt of southern Portugal. It is east of Neves Corvo, and covers the eastern Portuguese portion of the Sao Domingos VMS target belt. The past-producing Sao Domingos Mine is located close to the east end of the license, and is central to an area of copper and zinc-bearing massive sulfide targets. Core from over 35 holes of historic drilling is available for re-logging and re-sampling. This core has been collected by the Company which has begun to re-log the material. The new information gathered from the re-logging suggests that there will be new targets defined through re-interpretation of the geology.

The Company is actively marketing the Mertola license to potential joint-venture partners.

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

Kosovo

The Company has been advancing its property interests in Kosovo though its 100% owned subsidiary Innomatik Exploration Kosovo (IEK). The Company initially purchased a 92.5% interest in IEK in July 2010. During the year ended December 31, 2013, the Company acquired the remaining 7.5% interest in IEK.

AVRUPA LAND IN KOSOVO

STAN TERG MINE
(AG-PB-ZN)
METOVIT
(KAMENICA)
PRISHTINE
SLIVOVO
ARTANA MINE
(AU-AG-PB-ZN)
ACTIVE EXPLORATION LICENSE
N
15 0 15 30
Kilometers

AVRUPA MINERALS

The Company’s senior Kosovo management has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company optioned one exploration license to a partner (Slivovo), while continuing to upgrade its other project at Metovit exploration license to JV ready status.

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

Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012. The Company currently has a 25% interest in the project subject to an earn-in and shareholders’ agreement with Byrnecut International, who can earn up to an 85% interest in the project.

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

Byrnecut has now completed the required property expenditures to earn a 75% interest in the property. The Company and Byrnecut have transferred the Silvovo license to newly established Peshter Mining J.S.C, which is owned 75% by Byrnecut and 25% by the Company. Byrnecut is presently advancing the project by funding and operating a pre-feasibility study.

Slivovo JV, Kosovo
Geologic Map of License
Valjaviste
Kazan
Peshter
Gossan
Xzemail
Brus
Legend
Slivovo License
Recent Drilling
Magnetic Anomaly
Thrust Fault
Shear Zone
Gossan
Quartz-Sulfide Veining
Younger Rocks
Non-Calcareous
Calcareous
Kilometers
1
0.5
0
1
N
AVRUPA
MINERALS

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

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV007	16.00	29.05	13.05	1.78	18.88	SW gossan -- sediments
within	16.00	69.60	53.60	0.91	8.07	SW gossan --sediments

SLV008	75.00	77.65	2.65	1.06		SW gossan -- sediments

The second phase of drilling, totaling five holes and 1,035 meters, was completed during Q2 2015.

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV 011	67	91	25	1.02	7.08	0.08% Cu; 0.14% Pb; 0.41% Zn
	91	121	30	6.92	16.20	0.1% Cu; 0.24% Pb; 0.46% Zn
Total	67	121	55	4.24	12.06

Also	132.7	142.7	10	0.81	4.41	Mineralization along footwall fault zone

Drill Hole #	Interval (m)	From (m)	To (m)	Gold -- g/t	Silver -- g/t
SLV014	57.35	31	88.35	2.09	15.94
	including
	17.00	45	62	3.42	20.58
	and
	11.00	70	81	3.23	11.18

The third phase of drilling was predominantly conducted in the Peshter Gossan zone. Some of the highlighted intercepts thus far are as follows:

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV018	11	136	125	6.91	19.19
	Including
	11	116	105	7.98	20.94
	And
	11	89	78	9.4	21.65
	And
	41	49	8	36.02	33.27

SLV 025	2.00	4.00	2	0.98	7.55
	And
	78.00	102.00	24	11.59	9.26
	Including
	78.00	99	21	13.18	9.90
	And
	108.00	113.00	5	4.81	7.32
	And
	116.00	118.00	2	0.96	3.45
	And
	122.00	136.00	14	0.82	12.09
	Including
	124.00	134.00	10	1.03	13.3
	And including
	131.00	134.00	3	2.28	12.07

SLV026	0.00	3.00	3	1.61	5.35

	And
	84.00	115.00	31	3.92	8.35
	Including
	84.00	93.00	9	6.35	15.66
	And including
	100.00	108.00	8	7.12	6.89

SLV027	0.00	97.00	97	7.94	17.03
	Including
	42.00	77.00	35	13.83	16.49

SLV028	29	149	120	5.37	23.15
	Including
	119	147	28	8.26	23.74

SLV029	37	64	27	6.39	34.97
	And
	80	82	2	8.63	79.25

SLV032	18	81.65	63.65	2.34	9.28
	Including
	26	31	5	8.95	7.56
	And
	49	76	27	2.89	11.94

SLV037	0	74	74	6.02	20.23
	Including
	11	17	6	7.94	19.48
	Including
	30	44	14	8.46	13.99
	Including
	52	61	9	14.77	29.31

SLV038	17	26	9	1.44	9.71
	And
	33	58	25	2.06	9.85

SLV043	13	26	13	2.32	7.93
	Including
	13	20	7	3.69	9.8
	And
	39	46	7	5.10	9.34
	And
	52	54	2	1.54	30.75

And
58	72	14	11.11	27.68
Including
63	72	9	16.28	39.81

Byrnecut has contracted with associate company Mining Plus Pty. Ltd. (“Mining Plus”) to work on an initial resource model and calculation. The goal will be to provide enough information to make a tactical decision to move onto the next phase which will include work to move the Slivovo exploration license to a mining license and work on pre-feasibility study. Mining Plus is tabulating and compiling the project data. The Company contracted with Mr. Gary Giroux to prepare an NI 43-101 compliant maiden resource estimate which will be part of a larger NI 43-101 compliant document prepared by Mining Plus.

The initial indicated Mineral Resource for the main Peshter Gossan Zone was completed in May 2016. The mineralized body at Slivovo is a moderately ENE-plunging block of mineralization, exposed at the surface to the SW, and cut off on the NW and SE by steep, post-mineralization faults and underneath by a shallow ENE-dipping, post-mineralization fault. The mineralization is open down-plunge to the ENE. Precious metal mineralization is hosted within a package of steeply dipping sedimentary beds of silicified and de-calcified pebble conglomerates, sandstone conglomerates, and sandstones. Understanding of the total post-mineral fault movement suggests that further mineral targets exist in the proximity of the Slivovo Indicated Mineral Resource, as well as elsewhere on the exploration license.

The results of the Mineral Resource estimate are provided in the table below. The Indicated Mineral Resources are reported at a cut-off of 1.0 g/t gold.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources

This section uses the term “indicated resources”.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Au Cut-off (g/t)	Tonnes > Cut-off (tonnes)	Grade> Cut-off		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	660,000	4.66	14.61	98,900	310,000
1.00	640,000	4.80	14.68	98,700	302,000
1.50	590,000	5.07	14.85	96,200	282,000
2.00	540,000	5.39	15.09	93,500	262,000
2.50	490,000	5.71	15.32	89,900	241,000
3.00	440,000	6.08	15.55	86,000	220,000
3.50	380,000	6.49	15.75	79,300	192,000
4.00	340,000	6.87	16.03	75,100	175,000
4.50	290,000	7.32	16.18	68,300	151,000
5.00	240,000	7.79	16.39	60,100	126,000

All samples were submitted for gold and silver analysis, with samples from holes up to SLV014 submitted for a full multi-element suite of analysis. Multi-elements analysis ceased from SLV015 onward due to budget constraints. All analysis was undertaken by ALS at a number of their fully accredited laboratories. All samples were sent to the ALS sample preparation facility in Serbia where they were logged into the Company’s LIMS and prepared for analysis. The sample is logged in the tracking system, weighed, dried and finely crushed to better than 70 % passing a 2 mm (Tyler 9 mesh, US Std. No.10) screen. A split of up to 250 g is taken and pulverized to better than 85 % passing a 75 micron (Tyler 200 mesh, US Std. o. 200) screen. This pulp is then used for the gold, silver and multi-element analysis.

Gold analysis was undertaken at the ALS laboratory in Romania using Fire Assay with an Atomic Absorption Spectrometry Finish on a 30g charge. The upper detection limit for this method (Au-AA23) is set at 10 g/t gold, with any over limit values re-analysed via Fire Assay with a Gravimetric Finish (Au-GRA21). Silver analysis has been undertaken at the ALS laboratory in Ireland using a multi-acid digest and a hydrochloric acid leach with an AAS read. An upper detection limit of 100 g/t silver is set for this analytical technique – no samples returned grades above this upper detection limit.  The analytical techniques for gold and silver are considered appropriate for the style of mineralization at the Slivovo Project.

The QA/QC program used for Phase 1 drilling consisted of the submission of only standards and pulp blanks used along with the laboratory repeat analyses to test for the accuracy and precision of the analytical laboratory. A more comprehensive system was introduced from SLV009 (Phase 2 onward) which expanded to include the submission of a barren marble as a blank to test the sample preparation, as well as the regular submission of field duplicates (quarter core) and pulp duplicates. Mining Plus reviewed the QA/QC protocols during the site visit and found that they were generally acceptable for the stage of the project, although it was noted that the submission of standards closer to the mean gold grade of the deposit would be preferable than the low grade nature of the standards used.

Current and Anticipated Exploration

Based on the initial indicated Mineral Resource, Byrnecut has informed the Company that it will proceed with funding a Pre-Feasibility Study (“PFS”) of the project. With the initiation of work on the PFS and the prerequisites for the application of a mining license, Byrnecut has now started on the final requirements for the 85% earn-in stage. Additional drilling is anticipated to be conducted in 2016 on both the Peshter Gossan and the near-by Gossan Extension Zone.

As of December 31, 2015, Byrnecut forwarded a total $2,834,986 (€2,000,000) for the Slivovo property. The Company incurred an additional amount of $45,501 (€30,275) as of December 31, 2015 which will be reimbursed by Byrnecut.

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

The Kamenica license has been dropped, but replaced by the fully-overlapping new Metovit application.  ICMM has now approved the new license.  In February 2016, Byrnecut advanced €31,871 for the Company to meet 2016 legal work commitments and further advance this property.

Former Kosovo Projects

During the fiscal year ended December 31, 2014, the Company dropped the Glavej, Selac and Koritnik licenses.  The exploration results of the licenses were not suitable for potential joint-ventures.

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

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 31, 2016, and renewable upon proof of continued exploration activities which the Company expects to meet for fiscal 2016. There is no royalty attached to the license.

The Company earned into 85% of the project (as of December 31, 2015 - $222,462 (€172,748)), and the two companies are setting up a joint venture to further explore for gold on the property.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up. Follow-up of gold and tin anomalism in a number of target areas is now currently underway, and the Company’s 2016 exploration is designed to identify drill targets. The Company will continue to look for joint venture partnerships in the coming year.

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

Set out below is the operating and financial review for the financial years ended December 31, 2015, 2014 and 2013.

Operating Results

Year ended December 31, 2015 vs. year ended December 31, 2014

During the year, the Company continued exploration work at the Alvito project, and conducted drill programs on the Silvovo project with JV partner Byrnecut International and on the Alvalade project with new JV partner Colt Resources.

The comprehensive loss for the year ended December 31, 2015 was $1,543,337, or ($0.03) per share, compared to a comprehensive loss of $1,265,761, or ($0.03) per share, for the year ended December 31, 2014. Mineral exploration expenses were $3,395,193 (Year ended December 31, 2014 - $4,754,648), which were partially offset by advances from optionees of ($2,654,670) (2014 - $4,266,870).

Excluding the non-cash depreciation of $5,765 (2014 - $5,901) and share-based payment of $192,043 (2014 - $29,141) related to the grant and vesting of stock options, the Company’s general and administrative expenses amounted to $618,610 during the year ended December 31, 2015 (2014 - $738,202), a decrease of $119,592.

The decrease in general and administrative expenses was due to the reclassification of the Company’s Portuguese subsidiary’s general and administrative expenses to mineral exploration expenses in 2015, and declines in several other expense categories. Professional fees fell to $180,836 (2014 - $258,688) as the Company renegotiated the Alvalade and Covas JV agreements in 2014; Consulting increased to $143,100 (2014 - $107,675), salaries decreased to $161 (2014 - $30,543), office and administrative fees fell to $21,777 (2014 - $41,990) and travel declined to $52,130 (2014 -$57,618). Other items include insurance of $4,600 (2014 – $18,577); Investor relations of $163,278 (2014 - $175,574); Rent rose to $25,729 (2014 - $17,441); and Telephone was $Nil (2014 - $1,208)

Other items included foreign exchange gain of $4,256 (2014 - $7,181) which was due to favorable exchange rates; Interest income of $2,508 (2014 - $8,956) as the Company had lower cash balances during the year; Other income was $1,247 (2014 - $222). Property investigation costs were $Nil (2014 - $6,293. Exchange difference arising on the translation of foreign subsidiaries was a gain of $5,593 (2014 - loss of $14,805).

During the year ended December 31, 2015, the Company expensed exploration costs totaling $3,395,193 including $165,587 on Covas, $310,914 on Alvalade, $242,848 on Alvito, $1,342 on generative projects under the Exploration Alliance Agreement with Callinan, $520,865 on other projects in Portugal, $2,028,893 on Slivovo, $32,377 on other projects in Kosovo, $5,295 on its project in Germany, and $87,072 on others.

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

Liquidity and Capital Resources

As at December 31, 2015, the Company’s working capital was $10,562 (December 31, 2014 - $432,609).  With respect to working capital, $161,926 (December 31, 2014 - 761,932) was held in cash. $Nil (December 31, 2014 - $299,305) was held in restricted cash. The decrease in cash was due to exploration expenditures and general and administrative expenses.

On July 14, 2015, the Company completed a non-brokered private placement of 10,920,000 units issued at a price of $0.10 per unit for gross proceeds of $1,092,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 until July 14, 2018.  468,000 finder’s options were issued in relation to the financing. Each finder’s option can be converted into a share with the same term as the financing at a price of $0.10 until July 14, 2018.

As of December 31, 2015, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €179,500 ($269,771) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company has no internal sources of liquidity. The Company’s external sources of liquidity include financing from the sales of common stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company’s funding from its JV partners will allow its efforts to continue throughout 2016. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2015 are approximately €800,000, with the majority to be funded by the Company's joint venture partners. General and Administrative expenses for 2016 are budgeted at a similar level to the 2015 expenditures.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2011	None	-	-	-

December 31, 2012	Private Placement	4,000,000	$ 0.30	$ 1,200,000
	Private Placement	7,990,000	0.15	1,198,500
	Purchase of Non-Controlling Interest	500,000	0.25	125,000

December 31, 2013	Private Placement	6,000,000	$ 0.10	$ 600,000
	Private Placement	3,500,000	0.10	350,000
	Purchase of Non-Controlling Interest	450,000	0.105	47,250

December 31, 2014	Private Placement	4,400,000	$ 0.25	$ 1,100,000
	Property License Fees	515,560	0.25	128,890
	Exercise of Options	150,000	0.10	15,000
	Exercise of Warrants	946,666	0.15	142,000

December 31, 2015	Private Placement	10,920,000	$ 0.10	$ 1,092,000

Year Ended December 31, 2015

As at December 31, 2015, the Company’s working capital was $10,562 (December 31, 2014 - $432,609).

During the year, Operating Activities used cash of ($1,941,212), including the loss for the year of ($1,548,930). Items not involving cash include Depreciation of $5,765, Mineral exploration expenses of $15,669, and Share-based payments of $192,043.

Changes in non-cash working capital items include an increase in VAT Receivables of ($299,447); an increase in Amounts Due from Optionees of ($4,494); a decrease in Prepaid Expenses and Advances of $113,160; an increase in Property Deposits of ($130,093); a decrease in Accounts Payable and Accrued Liabilities of ($25,418); an increase in Due to Related Parties of $38,240; a decrease in Funds Held for Optionees of ($299,305); and Exchange difference arising on the translation of foreign subsidiaries was $1,598.

Investing Activities used cash of ($13,741), with the entire amount used for the Purchase of Equipment. Financing Activities provided cash of $1,055,642. Proceeds from the Issuance of Common Shares provided cash of $1,092,000, and Share Issue Costs used cash of ($36,358).

Cash was $161,926 as of December 31, 2015 compared to cash, including restricted cash, of $1,061,237 as of December 31, 2014, a decrease of $899,311 during the year.

Year Ended December 31, 2014

As at December 31, 2014, the Company’s working capital was $432,609 (December 31, 2013 - $319,113. During the year, Operating Activities used cash of ($1,139,627), including the loss for the year of ($1,250,956). Items not involving cash include Depreciation of $5,901 and Share-based payments of $29,141. Changes in non-cash working capital items include a decrease in Receivables of $58,602, an increase in due from optionees of ($195,855), a decrease in Property Deposits of $79,414, an increase in Prepaid Expenses of ($56,029), an increase in Accounts Payable and Accrued Liabilities of $365,730, an increase in Due to Related Parties of $36,834, and decrease in Funds Held for Optionees of ($341,199). Exchange difference arising on the translation of foreign subsidiaries was ($14,558).

Investing Activities used cash of ($68,523), with the entire amount used for the Purchase of Equipment. Financing Activities provided cash of $1,189,729. Proceeds from the Issuance of Common Shares provided cash of $1,257,000, and Share Issue Costs used cash of ($67,271).

Cash, including restricted cash, totaled $1,061,237 as of December 31, 2014 compared to cash of $1,079,658 as of December 31, 2013, a decrease of $18,421 during the year.

Year Ended December 31, 2013

As at December 31, 2013, the Company’s working capital was $319,113 (December 31, 2012 - $1,126,851. During the year, Operating Activities used cash of ($849,223), including the loss for the year of ($1,894,598). Items not involving cash include Depreciation of $4,808 and Share-based payments of $134,642. Changes in non-cash working capital items include a decrease in Receivables of $116,740, a decrease in Property Deposits of $223,662, an increase in Prepaid Expenses of ($45,994), a decrease in Other Assets of $1,884, an increase in Accounts Payable and Accrued Liabilities of $141,757, a decrease in Due to Related Parties of ($227,802), and increase in Funds Held for Optionees of $640,504. Exchange difference arising on the translation of foreign subsidiaries was $39,953.

Investing Activities used cash of ($20,746), with the entire amount used for the Purchase of Equipment. Financing Activities provided cash of $908,412. Proceeds from the Issuance of Common Shares provided cash of $950,000, and Share Issue Costs used cash of ($41,588).

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

Basis of preparation

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2015.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J.S.C	25%	Kosovo	Exploration
Avrupa Holdings Inc.	100%	Barbados	Holding
Avrupa Portugal Holdings Inc.	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc.	100%	Barbados	Holding

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of the intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that the Company controls, but does not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated statements of financial position and consolidated statements of comprehensive loss.

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

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which the Company has rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which the Company has rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures.” Joint operations are accounted for by recognizing the Company’s share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in the consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which the Company exercises significant influence and which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets such as dividends.

The Company’s proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between the Company’s accounting policies and the associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If the Company’s share of the associate’s or joint venture’s losses equals or exceeds the investment in the associate or joint venture, recognition of further losses is discontinued. After the Company’s interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that the Company has incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

At each statement of financial position date, management considers whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, management determines if there is a need to record an impairment in relation to the associate or joint venture.

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

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of equipment, less their estimated residual value.

Equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

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

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

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

At December 31, 2015, 2014 and 2013, the Company did not have any derivative financial assets or liabilities.

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

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profit or loss as extraction progresses.

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2015 reporting period.  The Company has not early adopted the following new and revised standard, amendment and interpretation that has been issued but is not yet effective:

•

IFRS 11 (effective January 1, 2016) Joint Arrangements

•

IFRS 9 (effective January 1, 2017) Financial Instruments

•

IFRS 10 (effective January 1, 2017) Consolidated Financial Statements

•

IAS 28 (effective January 1, 2017) Investments in Associates and Joint Ventures

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.38 on December 31, 2015.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2015, the Company had a total of €179,500 ($269,771) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 28, 2016 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	60	July 8, 2010
Mark T. Brown (1)	Canada	48	January 23, 2008
Paul Dircksen (1)	United States	70	September 30, 2013
Paul Nelles	Germany	69	April 7, 2016
Ross Stringer (1)	Canada	64	December 16, 2013

(1)

Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated April 21, 2015.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 28, 2016, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	60	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	41	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Alianza Minerals (since April 2015), Big Sky Petroleum (since April 2014), Paget Minerals Corp. (since November 2015) and Strategem Capital Corporation (since May 2005). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Chief Executive Officer, President and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; a Director of Paget Minerals Corp., a mineral exploration company traded on the TSX Venture Exchange and a Director and Chairman of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Dr. Paul Nelles was one of the founders of the Company’s wholly-owned subsidiary Innomatik Exploration Kosovo LLC (“IEK”) and is currently a non-executive director of IEK. Dr. Nelles is the CEO of Peshter Mining Company J.S.C. that holds the Slivovo license in which the Company has 25% interest. Dr. Nelles graduated from TU Berlin in 1972 with a degree in mining engineering and obtained a PhD in mineral processing in 1975. He worked internationally in base metal mining for Metallgesellschaft between 1975 and 1991, at which stage he held the position of General Manager Project Development. In 1991 he was employed as technical director and appointed to the executive board of DESTAG, a leading dimension stone producer and worldwide trader. He was subsequently appointed CEO of the company. Dr. Nelles joined Normandy LaSource in France, as executive director for gold production and industrial minerals in 1997. In 2002 he was appointed as the “Trepca Manager” by the United Nations Mission in Kosovo and was promoted to Deputy Managing Director of the Kosovo Trust Agency in 2004, in charge of all major publicly owned enterprises. Since 2006 he has worked as an independent mining industry advisor. Dr. Nelles devotes approximately 25% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 3, 2015.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2015 2014 2013	$ 235,936 242,106 224,717	$ 31,850 Nil 21,716	350,000 Nil 250,000	$ 65,251 67,487 62,933

Winnie Wong, CFO and Corporate Secretary (3)	2015 2014 2013	N/A N/A N/A	$ 20,475 Nil 21,716	225,000 Nil 250,000	$ 254,775 253,350 199,600

Mark T. Brown, Director Former CEO and President (4)	2015 2014 2013	N/A N/A N/A	$ 25,025 Nil 17,377	275,000 Nil 200,000	$ Nil Nil Nil

Paul Dircksen, Director	2015 2014 2013	N/A N/A N/A	$ 18,200 Nil 17,377	200,000 Nil 200,000	$ Nil Nil Nil

Ross Stringer, Director	2015 2014 2013	N/A N/A N/A	$ 18,200 29,141 Nil	200,000 200,000 Nil	$ Nil Nil Nil

Gregory E. McKelvey, Former Director (5)	2013	N/A	$ Nil	Nil	$ Nil

Donald E. Ranta, Former Director (6)	2013	N/A	$ Nil	Nil	$ Nil

(1)

“Other Compensation” for Paul W. Kuhn is for housing allowance and school fees.

(2)

Paul W. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)

POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $254,775, $253,350, and $199,600 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively.

(4)

Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $254,775, $253,350, and $199,600 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively.

(5)

Mr. McKelvey resigned effective May 31, 2013.

(6)

Mr. Ranta resigned effective December 12, 2013.

No funds were set aside or accrued by the Company during fiscal 2015 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the Company has two non-independent directors. Paul W. Kuhn serves as CEO and President of the Company, and Paul Nelles is a non-executive director of IEK and CEO of Peshter Mining Company J.S.C., the company that holds the Silvovo license in which the Company has a 25% interest.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 3, 2015, shareholders approved the resolution to set the current Board at 4 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors did not meet in person during fiscal 2015, although various matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Ross Stringer.

Staffing

The Company currently has 7 employees (2014 – 7; 2013 – 18) and 2 executive officers (2014 – 2; 2013 – 2). Of the employees, 3 are located in Portugal, including 1 manager, 1 accounting/administrator, and 1 geologist. 4 employees are located in Kosovo, and include 3 geologists and 1 administrator. Currently, all of the employees in Kosovo are currently working for Peshter Mining J.S.C., which is 25% owned by the Company.

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

Table No. 9 lists, as of April 28, 2016, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,187,500	2.11%
Common	Winnie Wong (2)	600,000	1.08%
Common	Mark T. Brown (3)	10,206,668	17.62%
Common	Paul Dircksen (4)	400,000	0.72%
Common	Paul Nelles (5)	695,791	1.25%
Common	Ross Stringer (6)	860,000	1.54%
	Total Directors/Officers	13,949,959	23.05%

(1)

735,000 of these shares represent currently exercisable stock options and 130,000 represent currently exercisable share purchase warrants.

(2)

500,000 of these shares represent currently exercisable stock options.

(3)

5,411,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 1,970,000 of the common shares are held in Mr. Brown’s RRSP, and 240,000 shares are held in Mr. Brown’s TFSA. 100,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control. 500,000 of these shares represent currently exercisable common share purchase options. 1,740,334 are currently exercisable share purchase warrants held by Pacific Opportunity Capital, and 240,000 are currently exercisable share purchase warrants held in Mr. Brown’s TFSA.

(4)

400,000 of these shares represent currently exercisable stock options.

(5)

240,000 of these shares represent currently exercisable stock options

(6)

400,000 of these shares represent currently exercisable stock options and 200,000 represent currently exercisable share purchase warrants.

Based upon 55,475,797 common shares outstanding as of April 28, 2016, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

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

On April 13, 2016 the shareholders' list for the Company's common shares showed 34 registered shareholders, including depositories, and 55,475,797 common shares issued and outstanding. Of the total registered shareholders, 8 are resident in Canada holding 51,500,543 common shares, or 92.8% of the total issued and outstanding; 18 shareholders are resident in the United States holding 2,354.694 common shares, or 4.3% of the issued and outstanding, and 8 shareholders are resident of other nations holding 1,620,560 common shares, or 2.9% of the issued and outstanding.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 28, 2016, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	10,206,668	17.62%
Common	Callinan Royalties Corporation (2)	4,166,666	7.51%

(1)

5,411,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 1,970,000 of the common shares are held in Mr. Brown’s RRSP, and 240,000 shares are held in Mr. Brown’s TFSA. 100,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control. 500,000 of these shares represent currently exercisable common share purchase options. 1,740,334 are currently exercisable share purchase warrants held by Pacific Opportunity Capital, and 240,000 are currently exercisable share purchase warrants held in Mr. Brown’s TFSA.

(2)

Callinan was acquired by Altius Minerals Corporation (“Altius”) in 2015. Altius is a public company whose stock is traded on the Toronto Stock Exchange.

Based upon 55,475,797 common shares outstanding as of April 28, 2016, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2015, December 31, 2014, and December 31, 2013:

	Services	Expenses Incurred During the Year Ended December 31, 2015	Expenses Incurred During the Year Ended December 31, 2014	Expenses Incurred During the Year Ended December 31, 2013
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 254,775	$ 253,350	$ 199,600
Paul W. Kuhn	Geological consulting, housing allowance and school payment	$ 333,037	$ 309,593	$ 309,366
Paul L. Nelles (b)	Salaries and share-based payment	$ 100,526	$ 74,351	$ 36,374
Michael Diehl (b)	Salaries and share-based payment	$ 47,213	$ 143,088	$ 39,110
Mineralia (c)	Geological consulting	$ 254,598	$ 258,770	$ 269,915
Adrian Barros (c)	Share-based payment	$ 4,550	$ Nil	$ 1,961
TOTAL:		$ 994,699	$ 1,039,152	$ 856,326

a.

Pacific Opportunity Capital Ltd., a company controlled by, Mark Brown, a director of the Company.

b.

Paul L. Nelles is a director and Michael Diehl was exploration manager of Innomatik. Starting from April 1, 2014, Mr. Nelles’ and Mr. Diehl’s amounts were paid with Byrnecut’s funding for Slivovo. Subsequently, in February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik.

c.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2015, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 55,475,797 Common Shares issued and outstanding as of December 31, 2015 and as of April 28, 2016.

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

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2016;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2016; and

•

each of the last five fiscal years ended December 31, 2015.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2016	$0.10	$0.08	$0.09
February 2016	$0.11	$0.08	$0.09
January 2016	$0.14	$0.08	$0.09
December 2015	$0.11	$0.08	$0.11
November 2015	$0.15	$0.09	$0.09
October 2015	$0.17	$0.13	$0.16

Three Months Ended 3/31/16	$0.14	$0.08	$0.09
Three Months Ended 12/31/15	$0.17	$0.08	$0.11
Three Months Ended 9/39/15	$0.16	$0.07	$0.14
Three Months Ended 3/31/15	$0.38	$0.12	$0.12
Three Months Ended 12/31/14	$0.40	$0.16	$0.29
Three Months Ended 9/30/14	$0.35	$0.17	$0.20
Three Months Ended 6/30/14	$0.28	$0.14	$0.25
Three Months Ended 3/31/14	$0.31	$0.08	$0.19
Three Months Ended 12/31/13	$0.12	$0.06	$0.08
Three Months Ended 9/30/13	$0.17	$0.04	$0.10
Three Months Ended 6/30/13	$0.12	$0.04	$0.04
Three Months Ended 3/31/13	$0.15	$0.08	$0.09

Year Ended 12/31/15	$0.38	$0.07	$0.11
Year Ended 12/31/14	$0.40	$0.08	$0.29
Year Ended 12/31/13	$0.17	$0.04	$0.08
Year Ended 12/31/12	$0.40	$0.14	$0.14
Year Ended 12/31/11	$0.60	$0.14	$0.19

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to March 2016	€0.25	€0.05	€0.06

Table No. 12 lists, as of April 28, 2016, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
5,720,000	$0.15	September 24, 2016
2,833,334	$0.15	October 15, 2016
4,000,000	$0.40	March 28, 2017(1)
4,400,000	$0.40	August 22, 2017
7,990,000	$0.25	October 4, 2017(2)
10,920,000	$0.15	July 14, 2018
Total: 35,863,334

(1)

These were originally issued in March 2012 by way of private placement. On November 21, 2014, the Company extended the expiry date to March 28, 2017.

(2)

These were originally issued on October 4, 2012 with an original expiry date of October 4, 2015. On September 18, 2015, the Company extended the expiry date to October 4, 2017.

Table No. 13 lists, as of April 28, 2016, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
148,800	$0.10	September 24, 2016 (1)
152,600	$0.25	August 22, 2017 (2)
468,000	$0.10	July 14, 2018
Total: 769,400

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

During the year ended December 31, 2015, the Company completed a non-brokered private placement of 10,920,000 units issued at a price of $0.10 per unit for gross proceeds of $1,092,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 until July 14, 2018.  468,000 finder’s options were issued in relation to the financing. Each finder’s option can be converted into a share with the same term as the financing at a price of $0.10 until July 14, 2018.

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

During the year ended December 31, 2015, the Company issued no shares for assets other than cash.

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

During the year ended April 30, 2010, the Company issued no shares for assets other than cash.

Shares Held By Company

No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors, Officers, Employees and Consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting held on June 3, 2015. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 28, 2016, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	100,000 35,000 250,000 350,000	100,000 35,000 250,000 350,000	$0.30 0.30 0.10 0.10	January 27, 2017 April 10, 2017 October 16, 2018 July 15, 2020

Winnie Wong, Chief Financial Officer & Corporate Secretary	25,000 250,000 225,000	25,000 250,000 225,000	$0.30 0.10 0.10	April 10, 2017 October 16, 2018 July 15, 2020

Mark T. Brown, Director	25,000 200,000 275,000	25,000 200,000 275,000	$0.30 0.10 0.10	April 10, 2017 October 16, 2018 July 15, 2020

Paul Dircksen, Director	200,000 200,000	200,000 200,000	$0.10 0.10	October 16, 2018 July 15, 2020

Paul Nelles, Director	15,000 25,000 200,000	15,000 25,000 200,000	$0.30 0.10 0.10	April 10, 2017 October 16, 2018 July 15, 2020

Ross Stringer, Director	200,000 200,000	200,000 200,000	$0.165 0.10	March 3, 2019 July 15, 2020

Employees/Consultants	620,000 300,000 420,000 565,000	620,000 225,000 420,000 565,000	$0.30 0.10 0.10 0.10	April 10, 2017 July 15, 2017 October 16, 2018 July 15, 2020

Total Officers and Directors	2,775,000	2,775,000

Total Employees/ Consultants	1,905,000	1,830,000

Total Officers/Directors/ Employees and Consultants	4,680,000	4,605,000

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2015, 2014 and 2013 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Germany and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $32,329.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2015. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2015, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2015.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2015 Ended 12/31/2015	Fiscal 2014 Ended 12/31/2014
Audit Fees	$ 15,000	$ 15,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 15,000	$ 15,000

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

•

Audited Financial Statements

•

Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 28, 2016.

•

Consolidated Statements of Financial Position at December 31, 2015, and December 31, 2014.

•

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

•

Consolidated Statements of Changes in Equity for the years ended December 31, 2015 and December 31, 2014.

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

11

Code of Ethics – not applicable

12

Certifications required by Rule 13a-14(a) or Rule 15d-14(a)+

13

Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code+

14.

Legal Opinion required by Instruction 3 of ITEM 7B – not applicable

15.

Additional Exhibits:

15.1

Consent of DeVisser Gray LLP, Chartered Accountants, dated June 20, 2012***

15.2

Copy of Stock Option Plan*

___________

+

filed herewith

*

Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on June 4, 2012.

**

Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on October 5, 2012.

***

Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on October 24, 2012.

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

AVRUPA MINERALS LTD.

Contents

Page

Auditors’ Report

Consolidated Statements of Financial Position

Consolidated Statements of Comprehensive Loss

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

87 - 115

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Avrupa Minerals Ltd.,

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avrupa Minerals Ltd. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

April 28, 2016

410 – 325 Howe Street, Vancouver, BC V6C 1Z7

T: (604) 687-3520

F: 1 (888) 889-4874

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2015	2014

Assets
Current assets
Cash		$ 161,926	$ 761,932
Restricted cash	5	-	299,305
Prepaid expenses and advances		127,442	240,602
Due from optionees	5	200,349	195,855
VAT receivables		343,898	44,451
		833,615	1,542,145
Non-current assets
Property deposits	14	269,771	139,678
Exploration and evaluation assets	5	1,479,204	1,479,204
Equipment	4	70,960	74,658
		1,819,935	1,693,540

Total assets		$ 2,653,550	$ 3,235,685

Liabilities
Current liabilities
Funds held for optionees	5	$ -	$ 299,305
Accounts payable and accrued liabilities		731,512	756,930
Due to related parties	7	91,541	53,301
		823,053	1,109,536
Equity
Share capital	6	6,172,356	5,633,560
Reserves	6	5,141,772	4,427,290
Deficit		(9,483,631)	(7,934,701)
		1,830,497	2,126,149

Total equity and liabilities		$ 2,653,550	$ 3,235,685

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2016. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                     See notes to the consolidated financial statements 83

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBR 31

(Presented in Canadian Dollars)

	Note	2015	2014	2013

Mineral exploration expenses
Mineral exploration expenses	5	$ 3,395,193	$ 4,754,648	$ 3,565,119
Reimbursements from optionees	5	(2,654,670)	(4,266,870)	(2,397,497)
		(740,523)	(487,778)	(1,167,622)
General administrative expenses
Bank charges		10,577	11,553	5,750
Consulting		143,100	107,675	98,080
Depreciation		5,765	5,901	4,808
Insurance		4,600	18,577	9,614
Investor relations		163,278	175,574	168,775
Listing and filing fees		10,087	10,197	9,771
Office and administrative fees		21,777	41,990	23,768
Professional fees		180,836	258,688	220,640
Rent		25,729	17,441	13,523
Salaries		161	30,543	122
Share-based payment		192,043	29,141	134,642
Telephone		-	1,208	2,396
Transfer agent fees		6,335	7,138	7,644
Travel		52,130	57,618	29,228
		(816,418)	(773,244)	(728,761)
Other items
Foreign exchange gain/(loss)		4,256	7,181	(1,188)
Interest income		2,508	8,956	3,141
Other income		1,247	222	-
Property investigation cost		-	(6,293)	(168)
		8,011	10,066	1,785

Loss before non-controlling interest for the year		(1,548,930)	(1,250,956)	(1,894,598)
Non-controlling interest for the year		-	-	12,000
Net loss for the year		(1,548,930)	(1,250,956)	(1,882,598)
Exchange difference arising on the translation of foreign subsidiaries		5,593	(14,805)	40,883
Comprehensive loss for the year		$ (1,543,337)	$ (1,265,761)	$ (1,841,715)
Basic and diluted loss per share	8	$ (0.03)	$ (0.03)	$ (0.06)

                                     See notes to the consolidated financial statements 84

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits					Total equity
						Exchange	Subtotal	Deficit	Non-controlling interest

Balance as at December 31, 2012	28,593,571	$ 4,512,522	$2,471,342	$181,911	$ 441,294	$(10,361)	$ 3,084,186	$ (4,801,147)	$ (84,427)	$ 2,711,134
Share issues:
Shares issued for private placements	9,500,000	142,847	807,153	-	-	-	807,153	-	-	950,000
Share issue costs	-	(54,907)	-	13,319	-	-	13,319	-	-	(41,588)
Share-based payment	-	-	-	-	134,642	-	134,642	-	-	134,642
Acquisition of non-controlling interest	450,000	47,250	-	-	-	-	-	-	96,427	143,677
Non-controlling interest for the year	-	-	-	-	-	-	-	-	(12,000)	(12,000)
Comprehensive loss	-	-	-	-	-	40,883	40,883	(1,882,598)	-	(1,841,715)

Balance as at December 31, 2013	38,543,571	4,647,712	3,278,495	195,230	575,936	30,522	4,080,183	(6,683,745)	-	2,044,150
Share issues:
Shares issued for private placement	4,400,000	612,371	487,629	-	-	-	487,629	-	-	1,100,000
Share issue costs	-	(101,805)	-	34,534	-	-	34,534	-	-	(67,271)
Shares issued for property license fees	515,560	128,890	-	-	-	-	-	-	-	128,890
Shares issued for warrants exercised	946,666	222,431	(80,431)	-	-	-	(80,431)	-	-	142,000
Shares issued for options exercised	150,000	28,030	-	-	(13,030)	-	(13,030)	-	-	15,000
Revaluation of extended warrants	-	95,931	(95,931)	-	-	-	(95,931)	-	-	-
Share-based payment	-	-	-	-	29,141	-	29,141	-	-	29,141
Comprehensive loss	-	-	-	-	-	(14,805)	(14,805)	(1,250,956)	-	(1,265,761)

Balance as at December 31, 2014	44,555,797	5,633,560	3,589,762	229,764	592,047	15,717	4,427,290	(7,934,701)	-	2,126,149
Share issues:
Shares issued for private placement	10,920,000	613,483	478,517	-	-	-	478,517	-	-	1,092,000
Share issue costs	-	(74,687)	-	38,329	-	-	38,329	-	-	(36,358)
Share-based payment	-	-	-	-	192,043	-	192,043	-	-	192,043
Comprehensive loss	-	-	-	-	-	5,593	5,593	(1,548,930)	-	(1,543,337)

Balance as at December 31, 2015	55,475,797	$ 6,172,356	$4,068,279	$268,093	$ 784,090	$ 21,310	$ 5,141,772	$ (9,483,631)	$ -	$ 1,830,497

                                     See notes to the consolidated financial statements 85

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2015	2014	2013

Cash flows from operating activities
Loss before non-controlling interest for the year		$ (1,548,930)	$ (1,250,956)	$ (1,894,598)
Items not involving cash:
Depreciation		5,765	5,901	4,808
Mineral exploration expenses		15,669	143,348	15,221
Share-based payment		192,043	29,141	134,642
Changes in non-cash working capital items:
VAT receivables		(299,447)	58,602	116,740
Due from optionees		(4,494)	(195,855)	-
Property deposits		(130,093)	79,414	223,662
Prepaid expenses and advances		113,160	(56,029)	(45,994)
Other assets		-	-	1,884
Accounts payable and accrued liabilities		(25,418)	365,730	141,757
Due to related parties		38,240	36,834	(227,802)
Funds held for optionees		(299,305)	(341,199)	640,504
Exchange difference arising on the translation of foreign subsidiaries		1,598	(14,558)	39,953

Net cash (used in) operating activities		(1,941,212)	(1,139,627)	(849,223)

Cash flows from investing activities
Purchase of equipment		(13,741)	(68,523)	(20,746)

Net cash (used in) investing activities		(13,741)	(68,523)	(20,746)

Cash flows from financing activities
Proceeds from issuance of common shares		1,092,000	1,257,000	950,000
Share issue costs		(36,358)	(67,271)	(41,588)

Net cash provided by financing activities		1,055,642	1,189,729	908,412

Change in cash for the year		(899,311)	(18,421)	38,443
Cash, beginning of the year		1,061,237	1,079,658	1,041,215
Cash, end of the year		$ 161,926	$ 1,061,237	$ 1,079,658

Cash comprised of:
Cash		$ 161,926	$ 761,932	$ 439,154
Restricted Cash		-	299,305	640,504
		$ 161,926	$ 1,061,237	$ 1,079,658
Supplementary information:
Interest received		$ 2,508	$ 8,956	$ 3,141
Shares issued for acquisition of non-controlling interest		$ -	$ -	$ 47,250
Shares issued for property license fees		$ -	$ 128,890	$ -

Supplemental disclosure with respect to cash flows (Note 10)

                               See notes to the consolidated financial statements 86

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2015.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J.S.C	25%	Kosovo	Exploration
Avrupa Holdings Inc.	100%	Barbados	Holding
Avrupa Portugal Holdings Inc.	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc.	100%	Barbados	Holding

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of the intra-group balances and transactions, including unrealized profits and losses arising from intra=group transactions, have been eliminated in full. For subsidiaries that the Company controls, but does not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated statements of financial position and consolidated statements of comprehensive loss.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Asset acquisitions (Continued)

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

c)

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which the Company has rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which the Company has rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures.” Joint operations are accounted for by recognizing the Company’s share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in the consolidated financial statements.

d)

Investments in Associates and Joint Ventures

Investments over which the Company exercises significant influence and which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets such as dividends.

The Company’s proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between the Company’s accounting policies and the associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If the Company’s share of the associate’s or joint venture’s losses equals or exceeds the investment in the associate or joint venture, recognition of further losses is discontinued. After the Company’s interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that the Company has incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

At each statement of financial position date, management considers whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, management determines if there is a need to record an impairment in relation to the associate or joint venture.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

f)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

g)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Exploration and evaluation assets and expenditures (Continued)

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

h)

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of equipment, less their estimated residual value.

Equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

i)

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

k)

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

l)

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

Financial instruments (Continued)

Financial liabilities (Continued)

At December 31, 2015, 2014 and 2013, the Company did not have any derivative financial assets or liabilities.

n)

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

o)

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profit or loss as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

p)

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

q)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2015 reporting period.  The Company has not early adopted the following new and revised standard, amendment and interpretation that has been issued but is not yet effective:

•

IFRS 11 (effective January 1, 2016) Joint Arrangements

•

IFRS 9 (effective January 1, 2017) Financial Instruments

•

IFRS 10 (effective January 1, 2017) Consolidated Financial Statements

•

IAS 28 (effective January 1, 2017) Investments in Associates and Joint Ventures

The Company anticipates that the application of the above new and revised standard, amendment and interpretation will have no material impact on its results and financial position.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

4.

EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2014	$ 69,975	$ 153,482	$ 20,249	$ 243,706
Additions during the year	45,964	21,899	660	68,523
Disposals during the year	(3,744)	-	-	(3,744)
Exchange adjustment	(2,946)	(6,462)	(853)	(10,261)
As at December 31, 2014	109,249	168,919	20,056	298,224
Additions during the year	10,588	2,194	959	13,741
Exchange adjustment	7,712	11,925	1,416	21,053
As at December 31, 2015	$ 127,549	$ 183,038	$ 22,431	$ 333,018

Accumulated depreciation
As at January 1, 2014	$ 50,129	$ 153,482	$ 13,354	$ 216,965
Depreciation for the year	18,026	763	1,570	20,359
Depreciation for the year related to disposals	(3,744)	-	-	(3,744)
Exchange adjustment	(2,888)	(6,495)	(631)	(10,014)
As at December 31, 2014	61,523	147,750	14,293	223,566
Depreciation for the year	15,534	4,426	1,474	21,434
Exchange adjustment	5,267	10,694	1,097	17,058
As at December 31, 2015	$ 82,324	$ 162,870	$ 16,864	$ 262,058

Net book value
As at January 1, 2014	$ 19,846	$ -	$ 6,895	$ 26,741
As at December 31, 2014	$ 47,726	$ 21,169	$ 5,763	$ 74,658
As at December 31, 2015	$ 45,225	$ 20,168	$ 5,567	$ 70,960

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-
As of December 31, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2015
Assaying	$ -	$ -	$ -	$ -	$ -	$ 193,353	$ 23,677	$ -	$ -	$ 217,030
Concession fees and taxes	401	30,155	25,867	-	51,626	3,243	3,050	-	-	114,342
Depreciation	-	-	380	-	15,289	-	-	-	-	15,669
Drilling	-	-	-	-	-	979,472	-	-	-	979,472
Geological salaries and consulting	210,191	123,252	164,588	-	297,094	82,945	-	5,295	-	883,365
Geology work	-	-	-	976	-	501,665	-	-	44,070	546,711
Insurance	1,326	-	1,400	-	11,981	9,413	207	-	-	24,327
Legal and accounting	-	-	113	-	145	33,263	-	-	-	33,521
Office and administrative fees	19,183	1,368	9,984	366	57,098	58,115	2,902	-	21,352	170,368
Rent	53,433	8,511	20,740	-	58,010	12,319	-	-	9,240	162,253
Site costs	9,834	999	9,942	-	19,726	90,194	-	-	5,307	136,002
Travel	16,546	1,302	9,834	-	9,896	48,740	2,541	-	7,103	95,962
Trenching and road work	-	-	-	-	-	16,171	-	-	-	16,171
Reimbursements from optionee	(276,301)	(214,093)	(202,102)	(1,342)	-	(1,960,832)	-	-	-	(2,654,670)
	$ 34,613	$ (48,506)	$ 40,746	$ -	$ 520,865	$ 68,061	$ 32,377	$ 5,295	$ 87,072	$ 740,523
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 300,605	$ 31,793	$ 10,846	$ -	$ 343,244
Concession fees and taxes	132,598	185,242	61,288	55	263,623	9,998	194,420	4	-	847,228
Depreciation	-	-	5,515	-	39,833	-	-	-	-	45,348
Drilling	-	-	-	-	-	1,259,397	-	-	-	1,259,397
Geological salaries and consulting	5,770,784	1,949,183	482,147	91,032	1,892,085	119,120	509,379	12,359	-	10,826,089
Geology work	-	-	-	32,377	-	897,471	402,515	193,998	44,070	1,570,431
Insurance	18,167	10,457	3,408	758	20,746	14,604	14,790	-	-	82,930
Legal and accounting	296	-	142	-	389	58,158	-	-	-	58,985
Office and administrative fees	187,589	22,543	24,102	5,068	129,277	73,450	19,082	5,255	21,352	487,718
Rent	331,498	31,480	48,403	3,187	189,504	27,969	44,992	-	9,240	686,273
Site costs	105,191	56,678	22,604	3,054	72,063	185,074	189,975	-	5,307	639,946
Travel	222,442	54,274	30,179	14,469	72,245	59,479	11,798	-	7,103	471,989
Trenching and road work	-	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(6,849,494)	(2,243,535)	(414,767)	(150,000)	(83,125)	(2,880,487)	-	-	-	(12,621,408)
	$ (80,929)	$ 66,322	$263,021	$ -	$ 2,596,640	$ 159,177	$ 1,418,744	$222,462	$ 87,072	$ 4,732,509

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2014	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the year	-	-	-	-	-	-	-	-	-	-
As of December 31, 2014	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2014
Assaying	$ -	$ -	$ -	$ -	$ -	$ 107,252	$ -	$ 10,846	$ -	$ 118,098
Concession fees and taxes	37,285	25,949	5,134	55	68,563	2,249	1,910	-	-	141,145
Depreciation	-	-	3,107	-	11,351	-	-	-	-	14,458
Drilling	-	-	-	-	-	279,925	-	-	-	279,925
Geological salaries and consulting	1,988,160	690,958	195,244	85,498	175,380	6,636	6,697	-	-	3,148,573
Geology work	-	-	-	31,401	-	382,799	4,039	-	-	418,239
Insurance	11,046	8,176	1,213	758	3,591	4,033	276	-	-	29,093
Legal and accounting	-	-	29	-	157	24,895	-	-	-	25,081
Office and administrative fees	64,982	4,172	8,511	4,600	30,347	13,016	42	-	-	125,670
Rent	99,886	11,267	19,142	3,187	57,828	11,878	-	-	-	203,188
Site costs	22,889	16,378	8,388	2,912	11,444	58,256	59	-	-	120,326
Travel	55,103	12,910	11,523	14,401	7,481	10,548	718	-	-	112,684
Trenching and road work	-	-	-	-	-	18,168	-	-	-	18,168
Reimbursements from optionee	(2,279,351)	(769,369)	(183,292)	(114,904)	(299)	(919,655)	-	-	-	(4,266,870)
	$ -	$ 441	$ 68,999	$ 27,908	$ 365,843	$ -	$ 13,741	$ 10,846	$ -	$ 487,778
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 107,252	$ 8,116	$ 10,846	$ -	$ 126,214
Concession fees and taxes	132,197	155,087	35,421	55	211,997	6,755	191,370	4	-	732,886
Depreciation	-	-	5,135	-	24,544	-	-	-	-	29,679
Drilling	-	-	-	-	-	279,925	-	-	-	279,925
Geological salaries and consulting	5,560,593	1,825,931	317,559	91,032	1,594,991	36,175	509,379	7,064	-	9,942,724
Geology work	-	-	-	31,401	-	395,806	402,515	193,998	-	1,023,720
Insurance	16,841	10,457	2,008	758	8,765	5,191	14,583	-	-	58,603
Legal and accounting	296	-	29	-	244	24,895	-	-	-	25,464
Office and administrative fees	168,406	21,175	14,118	4,702	72,179	15,335	16,180	5,255	-	317,350
Rent	278,065	22,969	27,663	3,187	131,494	15,650	44,992	-	-	524,020
Site costs	95,357	55,679	12,662	3,054	52,337	94,880	189,975	-	-	503,944
Travel	205,896	52,972	20,345	14,469	62,349	10,739	9,257	-	-	376,027
Trenching and road work	-	-	-	-	-	18,168	-	-	-	18,168
Reimbursements from optionee	(6,573,193)	(2,029,442)	(212,665)	(148,658)	(83,125)	(919,655)	-	-	-	(9,966,738)
	$ (115,542)	$ 114,828	$222,275	$ -	$ 2,075,775	$ 91,116	$ 1,386,367	$217,167	$ -	$ 3,991,986

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds six exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•

Alvalade

•

Covas

•

Alvito

•

Marateca

•

Santa Margarida do Sado

•

Mertola

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% Net Smelter Return (“NSR”), payable to the government of Portugal.

Alvalade:

The Company first entered into a Joint Venture (“JV”) agreement with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project in 2011 and on January 27, 2015, the two parties signed a second amended Joint Venture agreement, which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project.

On August 31, 2015, the Company signed an agreement with Colt Resources Inc. (“Colt”) and Antofagasta, whereby Colt purchased Antofagasta’s 60% interest in the Alvalade property.  With the assignment agreement, Colt is the optionee partner with the Company under the existing earn-in agreement which was last amended in January 2015.  Colt can earn up to 80% of the JV through a combination of exploration expenditures, completion of a feasibility study, and generation of a mine development decision by the end of the year 2023 as follows:

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Colt must fund US$1.75 million by December 31, 2015 (Option 3 Year 1) [not met].

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 Year 2).

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Colt must fund US$1.75 million by December 31, 2017 (Option 4 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Colt must fund US$1.75 million by December 31, 2018 (Option 4 Year 2).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Colt must fund US$25 million in exploration by December 31, 2022 with an option to partially earn in 1% for every US$5 million spent (Option 5).

•

If Option 5 expenditures are not sufficient to fund a Feasibility Study, Colt will fund 100% of additional exploration but will be reimbursed for the Company’s proportionate share (being 25% of Work Programs and Budgets) following the commencement of commercial production (Feasibility Study Phase).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Colt must have completed a Feasibility Study, funded 100% of all work programs during this phase and make a Development Decision within one year of the date of delivery of the Feasibility Study (Option 6).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvalade: (Continued)

•

Colt will carry the Company through to production, and the Company will repay Colt from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

As of December 31, 2015, Colt forwarded a total of $215,006 (€148,702) for the Alvalade property. The Company incurred an additional amount of $61,295 (€40,784) as of December 31, 2015 which will be reimbursed by Colt.  As of December 31, 2015, Colt had not met the Option 3 Year 1 expenditures and the Company is currently negotiating with Colt.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013. Blackheath then earned an additional 19% by spending an additional €700,000 (spent) by March 20, 2014.

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

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016. [subsequently not completed]

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

As of December 31, 2015, Blackheath had forwarded a total $2,149,982 (€1,563,930) for the Covas property. The Company incurred an additional amount of $93,553 (€62,248) as of December 31, 2015 which will be reimbursed by Blackheath.  Subsequently, Blackheath did not meet the exploration requirement by March 20, 2016 and the Company is currently negotiating with Blackheath.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvito:

On June 17, 2015, the Company signed an agreement to option out the Alvito IOCG Project to Lowell Copper Ltd. (“Lowell”). The agreement carries the following terms (in summary):

•

To earn a 51% interest, Lowell must spend US$300,000 on exploration and issue 50,000 common shares to the Company by June 17, 2016 and an additional US$1.1 million and 50,000 common shares by June 17, 2017 (Year 1 – Year 2).

•

To earn a further 14% interest (for an aggregate total of 65%), Lowell must fund US$3 million on exploration by June 17, 2020 and issue 50,000 common shares each year (Year 3 – Year 5).

•

To earn a further 15% interest (for an aggregate total of 80%), Lowell must complete a Pre-Feasibility Study by June 17, 2023 (Year 6 – Year 8).

In November 2015, Lowell terminated the agreement.

As of December 31, 2015, Lowell had forwarded a total $201,407 (€136,819) for the Alvito property.

Previously, on November 20, 2013, the Company received $150,000 in funding from Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty.  The project is designated as an “Alliance Property” under the Exploration Alliance Agreement between the Company and Callinan (see Callinan Generative below).  Callinan had forwarded a total $150,000 (€103,609) for the Alvito property.  On March 10, 2015, Callinan terminated the Agreement and retains the 1.5% NSR royalty.

Similarly, on October 22, 2014, the Company and a third party signed an exclusivity agreement (the “Agreement”) which called for the third party to fund various work programs during a two-stage review period.  The third party would fund stage 1 work program of up to US$61,500 with the Company providing a technical report by January 20, 2015. Within 30 days of receipt of the report, the third party could proceed to commercial negotiations toward a potential transaction; or fund the stage 2 work program; or terminate the Agreement.  The third party had forwarded a total $63,361 (US$55,538) for the Alvito property. On February 5, 2015, the third party terminated the Agreement.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Callinan Generative:

On October 3, 2013, the Company and Callinan signed a three-year Generative Exploration Alliance Agreement (the “Agreement”) which called for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company would grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funded an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determined that further value could be generated for the new project after spending the additional $150,000, Callinan had the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also had the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

Callinan had forwarded a total $150,000 (€106,114) for the Callinan Generative exploration project.

On March 10, 2015, Callinan terminated the Agreement.

Kosovo

The Company, through its 100% holding in Innomatik, holds two exploration licenses in Kosovo:

•

Slivovo

•

Metovit

The Slivovo license was issued during 2012.  The license carries a work commitment, and there is a 5% NSR payable to the government of Kosovo attached to the Slivovo license. The Kamenica license was dropped but replaced by the Metovit application.

Slivovo:

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015 (completed by April 2015).  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016 (completed in September 2015).  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

As of December 31, 2015, Byrnecut had forwarded a total $2,834,986 (€2,000,000) for the Slivovo property.  The Company incurred an additional amount of $45,501 (€30,275) as of December 31, 2015 which will be reimbursed by Byrnecut.

Byrnecut and the Company set up a joint venture entity known as Peshter Mining J.S.C. to reflect the 75:25 ownership and transferred the license into Peshter Mining J.S.C.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of December 31, 2015, the Company had spent $222,462 (€172,748) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

	December 31, 2015	December 31, 2014

Restricted cash & Funds held for optionees
Alvito - Callinan	$ -	$ 696
Generattive Exploration Alliance - Callinan	-	1,342
Byrnecut - Slivovo	-	297,267
	$ -	$ 299,305

Due from optionees
Alvalade - Antofagasta	$ -	$ 45,942
Alvalade - Colt	61,295	-
Covas - Blackheath	93,553	110,208
Alvito - optionee	-	39,705
Byrnecut - Slivovo	45,501	-
	$ 200,349	$ 195,855

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES

(a)

Authorized:

At December 31, 2015, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

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

vi.

On December 17, 2014, a total of 515,560 common shares of the Company at a fair value of $128,890 were issued to make the payment of two Kosovo licenses. The agreed-upon payment equivalent to €50,000 in cash or shares per license.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(b)

Share issuances: (Continued)

vii.

On July 14, 2015, the Company completed a non-brokered private placement issuing 10,920,000 units at a price of $0.10 per unit for gross proceeds of $1,092,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 for a period of 36 months.  The warrants were ascribed a value of $478,517.

468,000 finder’s options were issued as part of the financing. Each finder’s option can be converted into a share with the same term as the financing at a price of $0.10 for a period of 36 months. The finder’s options were ascribed a value of $38,329.  In addition, $36,358 was included in share issue costs.

(c)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2015 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2014	Granted	Exercised	cancelled	2015
July 8, 2015	$0.35	770,000	-	-	(770,000)	-
July 15, 2015	$0.35	10,000	-	-	(10,000)	-
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	755,000	-	-	(35,000)	720,000
July 15, 2017	$0.10	-	300,000	-	-	300,000
October 16, 2018	$0.10	1,400,000	-	-	(55,000)	1,345,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	-	2,015,000	-	-	2,015,000
Options outstanding		3,235,000	2,315,000	-	(870,000)	4,680,000
Options exercisable		3,235,000	2,090,000	-	(870,000)	4,455,000
Weighted average exercise price		$0.22	$0.10	$Nil	$0.33	$0.14

As of December 31, 2015, the weighted average contractual remaining life is 3.21 years (December 31, 2014 – 2.62 years; December 31, 2013 – 3.54 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(c)

Share Purchase Option Compensation Plan: (Continued)

Stock options transactions and the number of stock options for the year ended December 31, 2014 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2013	Granted	Exercised	cancelled	2014
July 8, 2015	$0.35	820,000	-	-	(50,000)	770,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	775,000	-	-	(20,000)	755,000
October 16, 2018	$0.10	1,550,000	-	(150,000)	-	1,400,000
March 3, 2019	$0.165		200,000	-	-	200,000
Options outstanding		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Options exercisable		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Weighted average exercise price		$0.22	$0.165	$0.10	$0.34	$0.22

Stock options transactions and the number of stock options for the year ended December 31, 2013 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2012	Granted	Exercised	cancelled	2013
August 28, 2013	$0.20	220,000	-	-	(220,000)	-
July 8, 2015	$0.35	870,000	-	-	(50,000)	820,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	800,000	-	-	(25,000)	775,000
October 15, 2018	$0.10	-	1,550,000	-	-	1,550,000
Options outstanding		2,000,000	1,550,000	-	(295,000)	3,255,000
Options exercisable		2,000,000	1,550,000	-	(295,000)	3,255,000
Weighted average exercise price		$0.31	0.10	$Nil	0.23	$0.22

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2015, 2014 and 2013 were:

	2015	2014	2013
Risk-free interest rate	1.45%	1.60%	1.90%
Expected life	4.89 years	5 years	5 years
Expected volatility	149.53%	138.42%	132.75%
Expected dividend yield	Nil	Nil	Nil

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(d)

Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2015 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2014	Issued	Exercised	Expired	2015
October 4, 2015	$0.15	545,500	-	-	(545,500)	-
September 24, 2016(1)	$0.10	148,800	-	-	-	148,800
August 22, 2017(2)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	-	468,000	-	-	468,000
Outstanding		846,900	468,000	-	(545,500)	769,400
Weighted average exercise price		$0.16	$0.10	$Nil	$0.15	$0.13

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until September 24, 2016 at $0.15.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40.

As of December 31, 2015, the weighted average contractual remaining life is 2.01 years (December 31, 2014 – 1.27 years; December 31, 2013 – 1.60 years).

The continuity of finder’s options for the year ended December 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
March 28, 2014	$0.30	183,913	-	-	(183,913)	-
October 4, 2015	$0.15	545,500	-	-	-	545,500
September 24, 2016	$0.10	148,800	-	-	-	148,800
August 22, 2017	$0.25	-	152,600	-	-	152,600
Outstanding		878,213	152,600	-	(183,913)	846,900
Weighted average exercise price		$0.17	$0.25	$Nil	$0.30	$0.16

The continuity of finder’s options for the year ended December 31, 2013 is as follows:

	Exercise	December 31,		Exercised	Expired	December 31,
Expiry date	price	2012	Issued			2013
March 28, 2014	$0.30	183,913	-	-	-	183,913
October 3, 2015	$0.15	545,500	-	-	-	545,500
September 25, 2016	$0.10	-	148,800	-	-	148,800
Outstanding		729,413	148,800	-	-	878,213
Weighted average exercise price		$0.19	$0.10	$Nil	$Nil	$0.17

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2015, 2014 and 2013 were:

	2015	2014	2013
Risk-free interest rate	1.00%	1.11%	1.42%
Expected life	3 years	3 years	3 years
Expected volatility	153.46%	158.03%	148.06%
Expected dividend yield	Nil	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

6.

CAPITAL AND RESERVES (Continued)

(e)

Warrants:

The continuity of warrants for the year ended December 31, 2015 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2014	Issued	Exercised	Expired	2015
September 24, 2016	$0.15	5,720,000	-	-	-	5,720,000
October 15, 2016	$0.15	2,833,334	-	-	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-	-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-	-	-	7,990,000
July 14, 2018	$0.15	-	10,920,000	-	-	10,920,000
Outstanding		24,943,334	10,920,000	-	-	35,863,334
Weighted average exercise price		$0.27	$0.15	$Nil	$Nil	$0.23

As of December 31, 2015, the weighted average contractual life is 1.68 years (December 31, 2014 – 1.67 years; December 31, 2013 – 1.92 years).

The continuity of warrants for the year ended December 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	6,000,000	-	(280,000)	-	5,720,000
October 15, 2016	$0.15	3,500,000	-	(666,666)	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	-	4,400,000	-	-	4,400,000
Outstanding		21,490,000	4,400,000	(946,666)	-	24,943,334
Weighted average exercise price		$0.23	$0.40	$0.15	$Nil	$0.27

The continuity of warrants for the year ended December 31, 2013 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2012	Issued	Exercised	Expired	2013
January 8, 2013	$0.50	5,714,284	-	-	(5,714,284)	-
April 27, 2013	$0.55	625,000	-	-	(625,000)	-
March 28, 2014	$0.50	4,000,000	-	-	-	4,000,000
October 3, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	-	6,000,000	-	-	6,000,000
October 15, 2016	$0.15	-	3,500,000	-	-	3,500,000
Outstanding		18,329,284	9,500,000	-	(6,339,284)	21,490,000
Weighted average exercise price		$0.39	$0.15	$Nil	$0.50	$0.25

The weighted average assumptions used to estimate the fair value of warrants for the year ended December 31, 2015, 2014 and 2013 were:

	2015	2014	2013
Risk-free interest rate	0.95%	1.10%	1.42%
Expected life	2.58 years	2.04 years	3 years
Expected volatility	148.02%	166.35%	148.06%
Expected dividend yield	Nil	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2015

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$235,936	$Nil	$Nil	$Nil	$65,251	$31,850	$333,037
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$20,475	$20,475

For the year ended December 31, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$242,106	$Nil	$Nil	$Nil	$67,487	$Nil	$309,593
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the year ended December 31, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$224,717	$Nil	$Nil	$Nil	$62,933	$21,716	$309,366
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$21,716	$21,716

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party liabilities

Years ended
	Services	December 31, 2015	December 31, 2014	December 31, 2013	As at	As at
					December 31, 2015	December 31, 2014
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 254,775	$ 253,350	$ 199,600	$ 11,288	$ 27,562
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 333,037	$ 309,593	$ 309,366	$ 13,076	$ 5,105
Paul L. Nelles (b)	Salaries and share-based payment	$ 100,526	$ 74,351	$ 36,374	$ Nil	$ Nil
Michael Diehl (b)	Salaries and share-based payment	$ 47,213	$ 143,088	$ 39,110	$ Nil	$ Nil
Mineralia (c)	Consulting	$ 254,598	$ 258,770	$ 269,915	$ 67,177	$ 20,634
Adriano Barros (c)	Share-based payment	$ 4,550	$ Nil	$ 1,961	$ Nil	$ Nil
TOTAL:		$ 994,699	$ 1,039,152	$ 856,326	$ 91,541	$ 53,301

a.

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

b.

Paul L. Nelles is a director of Innomatik while Michael Diehl was the former exploration manager of Innomatik. In February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik. Commencing April 1, 2014, Mr. Nelles’ and Mr. Diehl’s amounts were paid with Byrnecut’s funding for Slivovo.

c.

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2015 was based on the loss attributable to common shareholders of $1,548,930 (2014 – $1,250,956; 2013 - $1,882,598) and a weighted average number of common shares outstanding of 49,641,824 (2014 – 40,494,835; 2013 – 31,070,283).

Diluted loss per share did not include the effect of 4,680,000 share purchase options, 769,400 finder’s options and 35,863,334 warrants for the year ended December 31, 2015 (2014 – 3,235,000 share purchase options, 846,900 finder’s options and 24,943,334 warrants; 2013 – 3,255,000 share purchase options, 878,213 finder’s options and 21,490,000 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

9.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, restricted cash, VAT receivables, due from optionees, property deposits, funds held for optionees, accounts payables and accrued liabilities, and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)

Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal, Kosovo and Barbados.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2015, the Company had cash of $161,926 (December 31, 2014 - $761,932), VAT receivables of $343,898 (December 31, 2014 - $44,451) and due from optionees of $200,349 (December 31, 2014 - $195,855) to settle current liabilities, net of funds held for optionees, of $823,053 (December 31, 2014 - $810,231).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $480.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

9.

FINANCIAL INSTRUMENTS (Continued)

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary liabilities of $3,281 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $32,329.

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

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2015 and December 31, 2014.

As at December 31, 2015	Level 1	Level 2	Level 3	Total
Assets:
Cash	$161,926	$-	$-	$161,926
	$161,926	$-	$-	$161,926

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Cash	$761,932	$-	$-	$761,932
Restricted cash	299,305	-	-	299,305
	$1,061,237	$-	$-	$1,061,237

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the year ended December 31, 2015 were as follows:

•

$15,669 (2014 - $14,458; 2013 - $15,221) in mineral exploration expenses was related to depreciation;

•

$Nil (2014 - $128,890; 2013 - $Nil) in mineral exploration expenses related to the fair value of common shares issued to make payments for property license fees;

•

$Nil (2014 - $93,461; 2013 - $Nil) was reclassified from equity reserves to share capital pursuant to the exercise of warrants and stock options;

•

$Nil (2014 - $95,931; 2013 - $Nil) was reclassified from equity reserves to share capital pursuant to the revaluation of extended warrants;

•

$38,329 (2014 - $34,534; 2013 - $13,319) in share issue costs related to the issue of finder’s options pursuant to the private placement financing completed.

11.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants, finder’s options and share purchase options as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

12.

INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2015	2014	2013

Net loss	$ (1,548,930)	$ (1,250,956)	$ (1,894,598)

Expected income tax recovery	$ (402,722)	$ (325,249)	$ (487,859)
Effect of foreign tax rate	348,770	266,345	85,577
Non-deductible items	50,201	7,727	34,670
Deductible items	(15,635)	(26,721)	(25,805)
Unrecognized benefit of non-capital losses	19,386	77,898	393,417

	$ -	$ -	$ -

The significant components of the Company’s deferred income tax assets are as follows:

	2015	2014

Deferred income tax assets
Non-capital loss carryforwards	$ 914,525	$ 690,349
Share issue costs	30,466	36,648
	944,991	726,997
Valuation allowance	(944,991)	(726,997)

Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $3,517,500 in Canada (2014 - $2,655,500). These losses, if not utilized, will expire through to 2035.  Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	722,000
		$ 3,517,500

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Presented in Canadian Dollars)

13.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2015	December 31, 2014
Non-current assets
Portugal	$ 1,654,511	$ 1,525,928
Kosovo	165,424	167,612
	$ 1,819,935	$ 1,693,540

	Years ended
	December 31, 2015	December 31, 2014
Mineral exploration expenses
Portugal	$ 1,241,556	$ 3,810,406
Kosovo	2,061,270	933,396
Germany	5,295	10,846
Others	87,072	-
	$ 3,395,193	$ 4,754,648

14.

PROPERTY DEPOSITS

As of December 31, 2015, the Company had a total of €179,500 ($269,771) (December 31, 2014: €99,500 ($139,678)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 13, 2016	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer