Form 20-F
period 2016-12-31
AVRUPA MINERALS LTD.
filed 2017-05-01
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  74,248,797 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

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

Index to Exhibits on Page 80

Avrupa Minerals Ltd.

Form 20-F Annual Report

Table of Contents

Part I

5

Item 1.  Identity of Directors, Senior Management and Advisors

5

Item 2.  Offer Statistics and Expected Timetable

5

Item 3.  Key Information

5

Item 4.  Information on the Company

13

Item 5.  Operating and Financial Review and Prospects

40

Item 6.  Directors, Senior Management and Employees

51

Item 7.  Major Shareholders and Related Party Transactions

59

Item 8.  Financial Information

61

Item 9.  Offer and Listing of Securities

61

Item 10.  Additional Information

64

Item 11.  Disclosures About Market Risk

76

Item 12.  Description of Securities Other than Equity Securities

77

Part II

77

Item 13.  Defaults, Dividend Arrearages and Delinquencies

77

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

77

Item 15.  Controls and Procedures

77

Item 16.  Reserved

78

Item 16A.  Audit Committee Financial Expert

78

Item 16B.  Code of Ethics

78

Item 16C.  Principal Accounting Fees and Services

78

Item 16D.  Exemptions from the Listing Standards for Audit Committees

79

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

79

Item 16F.  Change in Registrant’s Certifying Accountant

79

Item 16G.  Corporate Governance

79

Item 16H.  Mine Safety Disclosure

79

Part III

79

Item 17.  Financial Statements

79

Item 18.  Financial Statements

79

Item 19.  Exhibits

80

Signature Page

115

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

Not Applicable

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

The selected financial data of the Company for the Years Ended December 31, 2016, 2015 and 2014, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Years Ended December 31, 2013 and 2012 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Total Revenues	$0	$0	$0	$0	$0
Net Loss	$1,872	$1,549	$1,251	$1,883	$1,529
Comprehensive Loss	$1,900	$1,543	$1,266	$1,842	$1,536
Loss Per Share	$0.03	$0.03	$0.03	$0.06	$0.07
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	63,766	49,642	40,495	31,070	21,425
Working Capital	$484	$11	$433	$319	$1,127
Exploration and Evaluation Assets	$1,746	$1,479	$1,479	$1,479	$1,336
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$2,230	$1,830	$2,126	$2,044	$2,711
Total Assets	$2,482	$2,654	$3,236	$3,092	$2,986

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
Year Ended 12/31/16	$ 1.32	$ 1.46	$ 1.25	$ 1.34
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00

Three Months Ended 3/31/17	$ 1.32	$ 1.35	$1.30	$ 1.33
Three Months Ended 12/31/16	1.34	1.36	1.31	1.34
Three Months Ended 9/30/16	1.31	1.32	1.28	1.31
Three Months Ended 6/30/16	1.29	1.32	1.25	1.30

Three Months Ended 3/31/16	$ 1.35	$ 1.46	$ 1.30	$ 1.30
Three Months Ended 12/31/15	1.34	1.40	1.29	1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.22

Three Months Ended 3/31/15	$ 1.26	$ 1.28	$ 1.17	$ 1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07

Three Months Ended 3/31/14	$ 1.11	$ 1.13	$ 1.06	$ 1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03

March 2017		$ 1.35	$ 1.33	$ 1.33
February 2017		1.32	1.30	1.32
January 2017		1.31	1.34	1.31
December 2016		1.36	1.31	1.34
November 2016		1.36	1.34	1.34
October 2016		1.34	1.31	1.34

The exchange rate was $1.33 on March 31, 2017.

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

In Kosovo, Independent Commission of Mines and Minerals (“ICMM”) oversees the exploration license application process.  Under Official Gazette of the Republic of Kosova/Pristina, No. 80/27, Law No 08/L – 163, Article 21, an exploration license can be applied for a parcel of land no greater than 100 square kilometers, with a three-year term.  Extension periods can be granted upon reducing the parcel of land by 50%; each extension is for an additional two years and can be done three times.  To maintain the licenses, the company is required to report by the end of a calendar year all work performed and provide ICMM the financial report.  Environmental safety regulations are followed in accordance to the European standards.

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

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. Market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

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

The authorized share capital of the Company consists of an unlimited number common shares. As of April 28, 2017, there were 76,748,797 common shares outstanding.

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

As of April 28, 2017, the Company has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J S C	15%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

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

In Kosovo, the Company, through its 100% holding in Innomatik, holds the Metovit exploration license. The original Kamenica license was dropped but replaced by the fully-overlapping new Metovit license. It also has a 15% ownership interest in Peshter Mining JSC., which has a 100% interest in the Slivovo property, subject to a NSR payable to the government of Kosovo.

In Germany, the Company currently has an 85% interest in the Oelsnitz Exploration License, a gold and tin exploration project located in the Free State of Saxony in Eastern Germany. Under the terms of the original Memorandum of Understanding with Beak Consultants GmbH ("Beak"), once the Company has earned an 85% interest in the property, the Company and Beak will form a joint-venture to further explore the property. The Company earned its 85% interest through meeting its minimum exploration expenditure requirement of €140,000 during 2012 and is currently working with Beak to establish the joint-venture entity.

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

# AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO OPTION
SANTA MARGARIDA
DO SADO
GRANDOLA OFFICE
ALVALADE JV
MERTOLA
N
LICENSES
JOINT VENTURES
APPLICATIONS
50 0 50 100
Kilometers
Scale: 1:2,500,000

The licenses in southern Portugal are all exploration contracts with exploration commitments but not environmental liabilities attached to any of the contracts.  These licenses typically have duration of 2+1+1+1 years. The Covas pre-exploitation license is valid for three years, with a two-year extension being negotiable at the end of the first period.  In addition, all the licenses have a 3% NSR attached which may be negotiated downwards in certain instances.

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

Alvalade JV Project with Colt Resources

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite Belt. The project consists of one exploration license and covers approximately 902 square kilometers. The Company currently has a 40% interest in the project which is subject to a joint-venture agreement with Colt Resources Inc. (“Colt”) who can earn up to an 80% interest in the property. This joint-venture agreement is currently in default.

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

As the Alvalade JV license block is considered to be a pure exploration play, there are no development types of facilities or plants at this time.  The Company uses two warehouses for core storage and detailed review of the core, as well as for a small field office.

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

The Alvalade JV formerly covered 3 licenses (Ferreira do Alentejo, Lousal Alvalade and Canal Caveira). In October 2013, the government of Portugal approved the amalgamation of the three exploration licenses into a single exploration license. The new license was issued on October 31, 2013 and expires on December 31, 2016. No land reductions are required during the period, and the license may be renewed for up to two one-year periods, with a 50% land reduction upon each renewal. The license has been renewed for the first one-year period until December 31, 2017. The license has a 3% NSR attached which may be negotiated downwards in certain instances.

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

On August 31, 2015, the Company signed an agreement with Colt Resources Inc. (“Colt”) and Antofagasta, whereby Colt will purchase Antofagasta’s 60% interest in the property for a total of US$7.1 million in incremental payments and a 1% NSR to Antofagasta. With the purchase, Colt is now the optionee partner with the Company on the project. Under the following revised joint-venture agreement, Colt can earn up to 80% of the Joint-venture through a combination of exploration expenditures, completion of a feasibility study, and generation of a mine development decision by the end of the year 2023 as follows:

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 part 1 – amended on September 16, 2016) [not met].

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 part 2) [not met].

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Colt must fund US$1.75 million by December 31, 2017 (Option 4 part 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Colt must fund US$1.75 million by

December 31, 2018 (Option 4 part 2).

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

•

Colt will carry the Company through to production, and the Company will repay Colt its own share from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

The Company operates the joint venture through Option 3 Year 1 with Colt supervising. Colt is presently in default on this agreement.

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

In March 2013, the Company commenced the Phase 3 drill program. The program was planned for up to 10 drill holes totaling approximately 4,500 to 5,000 meters. Drilling was planned for several areas along the Neves Corvo and Aljustrel target trends, as the Company developed a total of 23 targets of new, high quality targets. The first part of the program targeted the Monte da Bela Vista area where Phase 1 and Phase 2 drill holes MBV01 and MBV02 intersected copper and gold vein mineralization, and around the formerly producing mines at Canal Caveira and Lousal.  Drill results continue to show positive potential at Monte da Bela Vista. Drill hole MBV03 intersected several zones of stockwork quartz-sulfide mineralization, including a 65-meter wide zone at a depth of 426 to 491 meters.

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

Current and Anticipated Exploration

Drilling at the Alvalade project resumed on October 28, 2015 with funding by the new joint-venture partner Colt.  In the new phase of drilling, the partners planned to drill 5,000 to 6,000 meters, mostly in the immediate area of the Sesmarias copper-zinc discovery.

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

The drill core was transported by Company personnel from the drill sites to a nearby secure storage facility for logging and sampling. The sample intervals were one meter, unless visual inspection of the core indicated that a slightly different interval was necessary to preserve continuity of mineralization and rock type for analysis. One half of the core was collected and sent to the geochemical laboratory, while the remaining half of the core was retained in the core boxes for future reference. All samples were sent by courier or transported by Company personnel to the ALS Minerals sample preparation facility in Seville, Spain. ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland. The samples were analyzed by ICP methods for copper, lead, zinc, and silver, and by fire assay with an AAS finish for gold. In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own standard, internal QA/QC from results generated by the systematic inclusion of certified reference materials, blank samples, and field duplicate samples. The analytical results from the quality control samples in the Sesmarias work orders have been evaluated, and conform to industry best-practice standards.

For the year ended December 31, 2016, Colt had forwarded a total of $250,519 (€170,422) and issued 2,425,500 common shares of Colt to the Company at a deemed value of $0.08 per share ($194,040) for the Alvalade property. The Company incurred an additional $131,722 (€93,000) which is to be reimbursed by Colt. Colt, however, is currently in default of its agreement on the property. Colt has not provided funds as required for the Company’s fees, for suppliers’ invoices, care and maintenance costs, or for 2017 property fees. Colt has also failed to meet the 2015 and 2016 annual work plans and expenditures requirements set by the DGEG, the Portuguese mining bureau.  Colt is also currently in default with their assignment agreement with Antofagasta, the Company’s former JV partner in the project.

The Company is currently working to ensure that Colt’s defaults in meeting the work and expenditure requirements set by DGEG do not result in the cancellation of the Alvalade license. Company intends to fund work on the project itself or find a new partner to fund the next phase of exploration, as well as seeking to secure the repayment of the amount owing for the Company’s work on the property of $131,772.

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

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016. (not completed, and currently under negotiation)

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017. (not completed, and currently under negotiation)

The Company is the operator of the project.

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

Current and Anticipated Exploration

In 2016, bulk sampling and mineralogical work commenced on the Cerdeirinha open pit site. Approximately 200 kilograms of tungsten bearing material was collected and sent for mineralogical studies. An internal exploitation study for a small-scale pilot plant at Cerheirinha is continuing, based on the initial indicated resource estimate. In addition, planning and initial work has begun on the project environmental impact study (“EIS”) according to guidelines established by the Portuguese government. The initial work includes preparation of detailed flora, fauna, and socio-economic baseline studies in and around the Cerdeirinha, Boundary, Castelo, Muito Seco, and Lapa Grande deposit areas. The Companies are also planning further internal reviews of the Telheira deposit area.

As of December 31, 2016, Blackheath forwarded a total $2,314,892 (€1,677,262) for the Covas property of which €50,000 was excluded from the earn-in calculation because it was for a refundable deposit that Blackheath would receive.  The Company held $4,175 (€2,947) on behalf of Blackheath to be spent on the property.

Alvito

The Alvito IOCG (Iron Oxide Copper Gold) exploration license covers 303.1 square kilometers of prospectable land in the Ossa Morena zone of southern Portugal. The current license agreement with the Government for the Alvito license has recently been extended for an additional 30 months to September 2019. The Company currently has a 100% interest in the property, subject to an option agreement with OZ Exploration Pty. Ltd, who can earn up to a 75% interest in the property.

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

In April 2013, the Company announced positive results from first-pass exploration work on the property. 144 rock chip samples were collected, centering around 16 separate prospect areas. A total of 14 of these samples contain greater than 0.4 g/t gold, up to 3.95 g/t gold.  27 of the samples contain greater than 5 g/t silver up to a high value of 160 g/t silver. 42 of the samples contain greater than 0.25% copper, including 26 with greater than 1% copper. Others carry strongly anomalous lead, zinc and molybdenum values, as well. The Company completed additional exploration which has identified eight separate copper and copper-gold targets in the Alcaçovas copper belt and another 14 poly-metallic targets of various types around the license.

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

During the third quarter of 2015, the Company completed further geological mapping, in-fill soil sampling, and sub-surface rock sampling at Alcaçovas, utilizing a portable drill rig to access down to a maximum of approximately 20 meters depth.  The Company drilled 29 short holes, totaling 356 meters, at eight targets located along two sub-parallel trends of strong copper-in-soil anomalism. Each trend is approximately three kilometers long.  Twenty-two of these holes intercepted visible copper mineralization beneath the shallow cover to a depth of <20 meters below the surface. The best results of these holes include 10.5 meters of 0.43% copper in Hole 23 and 5.5 meters of 0.49% copper in Hole 28.  Single sample values reached 0.89% copper and 0.53 g/t gold.  With this limited work, the Company has defined an initial target area along the west zone, 1,000 meters long and 200 meters wide, open at both the north and south ends. Other IOCG target areas occur along the Alcaçovas trend but have not been explored to date.

On April 5, 2017, the Company signed an earn-in option agreement on the Alvito project with Australia-based OZ Exploration Pty. Ltd, (“OZE”), a wholly-owned subsidiary of OZ Minerals Ltd. The agreement allows for OZE to earn up to a total 75% interest in the property from the Company by spending AUS$4,000,000 over approximately 2 ½ years under the following terms;

•

Fund AUS$1,000,000 in exploration expenditures in the first year to earn a 51% interest;

•

Fund an additional AUS$3,000,000 in exploration expenditures by September 30, 2019 to earn an additional 24% interest (75% interest in total)

The Company will be the operator of the project during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

A new exploration program will commence in May 2017. It will include geological mapping, surface sampling, geophysics, possibly further targeted top-of-basement sampling, and a drilling program. The DGEG recently issued a 30-month extension to the exploration license with the condition that €700,000 must be spent for exploration work during the extension period.

Other Portugal Properties

The Company is also actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

Marateca

The Marateca property covers approximately 923.2 square kilometers and is located in south-central Portugal in the Portuguese Pyrite Belt, approximately 40 kilometers north of the Company’s Alvalade Joint-Venture project.  The Company currently has a 100% interest in the project.

On July 26, 2013, the Mining Bureau of Portugal issued a new Marateca license. The new license covers a portion of the Company’s former license by the same name.  The current property surrounds the northernmost known volcanic center on the Neves Corvo trend in the Iberian Pyrite Belt. Targets within the license area are potential copper- and zinc-bearing massive sulfide deposits, hosted in a similar geological setting to that of the Alvalade Project.

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

In December 2013, the Company announced the Company discovered an outcropping gossan zone in volcanic-sedimentary rock units that are known to host massive sulfide mineralization in other parts of the Pyrite Belt. Follow-up mapping has extended the Pego do altar gossan zone to nearly 1,000 meters in strike length with a possible thickness of up to 50 meters. Limited rock chip sampling along strike (11 samples) returned copper values up to 0.12% and lead values to 0.08%. Anomalous bismuth, molybdenum, and gold values further indicate the hydrothermal nature of the metals’ presence, thus providing early support for further geological mapping, sampling, and drill targeting. In addition, the Company discovered a second gossan zone in the Pego do Altar target area, with visible copper oxide staining at several locations. The Company drilled two shallow stratigraphic test holes at the end of 2016, totaling 175 meters.  Both holes confirmed downdip from the gossan sulfide mineralization in the proper stratigraphic section of VS sediments.  The first hole cut 35 meters of mixed stockwork and semi-massive pyritic mineralization, and the second hole cut 20 meters of similar pyritic mineralization.

The Company is seeking joint venture partner for the Marateca project.

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

While the Company had identified VMS target potential within the license boundaries, the Company has requested to the DGEG to drop the Santa Margarida license. At this time, the request has been accepted by the Mining Bureau, but not officially published.

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

Limited exploration work is planned for the Mertola license during 2017 in order to demonstrate the JV-ready status of the license. The Company is actively marketing the Mertola license to potential joint-venture partners.

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

Both of the Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

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

Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012. The Company currently has a 15% interest in the project with joint-venture partner Byrnecut International, who has an 85% interest in the project through a completed earn-in agreement.

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”). Under the Earn-In Agreement, Byrnecut could earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015. Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016. Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017. Byrnecut completed all of the required conditions under the agreement and reached the 85% ownership level in February 2017.

The Company and Byrnecut have transferred the Slivovo license to Peshter Mining J.S.C, which is currently owned 85% by Byrnecut and 15% by the Company.

Slivovo JV, Kosovo
Geologic Map of License
Legend
Slivovo License
Recent Drilling
Magnetic Anomaly
Thrust Fault
Shear Zone
Gossan
Quartz-Sulfide Veining
Younger Rocks
Non-Calcareous
Calcareous
Kazan
Valjaviste
Peshter
Gossan
Xzemail
Brus
Kilometers
1
0.5
0
1
N
AVRUPA
MINERALS

Early rock chip sampling of the Peshter gossan zone (22 samples) returned strongly anomalous lead, zinc, silver, and gold results. Subsequent, wide-scale geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe. Following the discovery of the Peshter gossan zone, the Company then discovered several gold-bearing rock units in the Peshter area. First-pass soil and rock chip sampling outlined two separate areas with anomalous gold results. One area surrounds the Peshter gossan zone, measures approximately 500 x 150 meters in size, and is potentially open along strike. The other, more important anomalous gold-bearing zone, located approximately 1,000 meters from the Peshter gossan, is related to beds of a strongly altered, calcareous sandstone unit, intruded by a mineralized felsic dike(s).

Avrupa started targeting work at Slivovo in April 2014, upon receipt of the first tranche of funding from Byrnecut. Work focused around two primary targets on the property, including a gold/silver/lead/zinc-bearing gossan, and an epithermal gold-polymetallic target located about one kilometer away. In addition, work in the field identified several new zones of interest, all requiring further follow-up. In total, nearly 1,300 rock and soil samples have been collected, and 1,615 meters of trenches excavated for sampling and geological mapping purposes. Of greatest interest is the average gold value in a northeast-trending zone, of which the 39 samples collected there returned 2.9 g/t gold, with a top cut of 10 g/t gold. Five of these samples contained >10 g/t gold, ranging from 12.25 g/t to 389 g/t.

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

The third phase of drilling was predominantly conducted in the Peshter Gossan zone. Some of the highlighted intercepts are as follows:

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

Based on the initial indicated Mineral Resource, Byrnecut proceeded with funding a Pre-Feasibility Study (“PFS”) of the project through the new JV company, Peshter Mining. A geophysical program consisting of 10 lines of IP/Resistivity covering 21.375 line kilometers and 5 lines of Turam electromagnetics was initiated over the zones of Slivovo mineralization and surrounding lands. A new 15 hole drill program was also completed in 2016. Most of the holes were infill drilling to confirm continuity of mineralization and to potentially increasing the size of the indicated resource in the Gossan Extension Zone. The gold and silver assays from the 2016 drilling are as follows:

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
DHIP001	84.5	99.5	15	5.98	15.89	Drilled specifically for downhole IP geophysics test which supported surface geochemical anomalism; main gold intercept is below low angle fault, differing from the Main Gossan Zone

SLV047	No significant intercepts					Poor host rock for mineralization

SLV048	No significant intercepts					Drilled outside of Gossan Extension

SLV049	16	25.2	9.2	1.53	10.73	Gossan Extension Zone

SLV050	0	6	6	1.01	8.44	Gossan Extension Zone
and	14.85	27.1	12.25	0.52	15.81

SLV051	68	94.4	26.4	2.76	17.93	Gossan Extension Zone
Including	79	94.4	15.4	4.40	25.47

SLV052	75.75	110.7	34.95	1.07	11.34	Gossan Extension Zone
Including	86.45	110.7	24.25	1.31	10.86
Including	86.45	99	12.55	1.90	9.04
Including	106	109.25	3.25	2.31	25.27

SLV053	No significant intercepts					Not drilled deep enough to reach Gossan Extension Corridor

SLV054	71	108.85	37.85	1.52	18.07	Drilled to north into Gossan Extension Corridor

SLV055	28.5	47.2	18.7	2.51	12.38	Gossan Extension Zone
Including	33.5	47.2	13.7	3.32	15.21

SLV056	112	157	45	2.47	13.45	Gossan Extension Zone
Including	124	157	33	3.01	15.63

SLV057	51	77	26	1.29	7.2	Gossan Extension Zone
In a wider zone	37	90	53	0.85	9.5

SLV058	120	123	3	38.7	33.9	Lower plate mineralization in the Gossan Extension Zone close to DHIP001
	134	156.6	22.6	3.29	9.7
Including	134	142	8	5.96	8.0
and	147	156.6	9.6	2.51	13.3

SLV059					Drilled outside Gossan Extension Zone

SLV060	38	41	3	1.54	9.6	Upper plate – in hornblende porphyry
	136	151	15	0.64	8.2	Lower plate mineralization in the Gossan
	159	161	2	4.08	6.8	Extension Zone

	173	176.55	3.55	0.98	14.2
	182	205	23	4.37	7.2
Including	198	205	7	8.72	9.1
	208.5	210.85	2.35	0.85	16.4	EOH – hole stops in mineralization

SLV061	42	72	30	1.32	11.9	Gossan Extension Zone

While gold is present only in amenable host rocks above the low angle reverse fault in the Main Gossan Zone, it is now clear that gold mineralization has additional possibilities in permeable host rocks below the fault in the Gossan Extension Zone, as displayed in the geophysical drill hole DHIP001 and the two new drill holes, SLV058 and SLV060. The new drilling indicates that mineralization in the Gossan Extension Zone continues for at least 90 meters to the east from the high angle fault that divides the two zones. Older drill results from SLV012 may indicate the Gossan Extension Zone continues for at least another 20+ meters in the lower plate beyond SLV060.

In addition to the 15 exploration drill holes completed in 2016, Peshter also drilled other holes for certain required data for the Pre-Feasibility Study. One vertical hole was drilled in the Gossan Extension to run a downhole geophysical survey, seven hydrological test holes were completed to test water flow in the potential mine area, and seven geotechnical holes were completed to test for rock mechanics and stability information around the edges of the planned mine.

Current and Anticipated Exploration

Byrnecut completed the Project Study which was reviewed both internally and by an independent mining engineer. The Project Study was accepted by Avrupa and as a result, Peshter Mining is now owned 85% by Byrnecut and 15% by the Company.

Peshter is completing requirements for a mining license application for possible submission later in 2017. Peshter has also proposed a 3-phase, results-dependent drilling program for the project to be conducted in 2017. This drill program is designed to discover, delineate, and define further high grade (defined in the study as 5 g/t gold or greater) gold resources in order to potentially create an economic mining solution for the Project. Assuming continued success, the 3-phase program aims to add gold resources from a number of previously-known and new targets located close to and around the present deposit. The cost estimate for the full 3-phase program, totalling 30,000 meters of drilling is approximately $8.3 million, of which the Company’s share would be about C$1.25 million. Avrupa has decided not to participate in funding of this program. Avrupa’s ownership portion of the project will therefore be diluted as funds are spent by Byrnecut, If Avrupa’s share in Peshter goes below 10%, Avrupa’s interest will convert into a 2% Net Smelter Royalty.

Metovit (Kamenica)

The original Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2. Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine. The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.

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

The Kamenica license has been dropped, but replaced by the fully-overlapping new Metovit application which has been approved by ICMM.  In February 2016, Byrnecut advanced €31,871 for the Company to meet 2016 legal work commitments and further advance this property. The current exploration program included geological and geochemical reviews which continued at the end of 2016 and into the first month of 2017.  About 700 samples were sent to the lab, and results are being tabulated, compiled and reviewed.  Further work will be planned for later in 2017 to bring the license to JV-ready status.

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

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is renewable upon proof of continued exploration activities, and the application for renewal until March 31, 2019 has recently been approved. There is no royalty attached to the license.

The Company earned into 85% of the project (as of December 31, 2016 - $222,462 (€172,748)), and the two companies are setting up a joint venture to further explore for gold on the property.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up. Follow-up of gold and tin anomalism in a number of target areas is now currently underway, and the Company’s 2017 exploration is designed to identify drill targets. The Company will continue to look for joint venture partnerships in the coming year.

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

Set out below is the operating and financial review for the financial years ended December 31, 2016, 2015 and 2014.

Operating Results

Year ended December 31, 2016 vs. year ended December 31, 2015

During the year, the Company continued exploration on several properties with its JV partners, including conducting a drill program and releasing the initial gold resource estimate on the Slivovo project.

The comprehensive loss for the year ended December 31, 2016 was $1,900,329, or ($0.03) per share, compared to a comprehensive loss of $1,543,337, or ($0.03) per share, for the year ended December 31, 2015. Mineral exploration expenses were $1,157,878 (Year ended December 31, 2015 - $3,395,193), which were partially offset by advances from optionees of ($581,875) (2015 - $2,654,670).

Excluding the non-cash depreciation of $5,176 (2015 - $5,765) and share-based payment of $270,698 (2015 - $192,043) related to the grant and vesting of stock options, the Company’s general and administrative expenses amounted to $807,439 during the year ended December 31, 2016 (2015 - $618,610), an increase of $188,289.

The increase in general and administrative expenses was primarily due to higher consulting, investor relations, and professional fees related to the Company’s efforts to raise investor awareness. Consulting fees rose to $266,573 (2015 - $143,100), investor relations rose to $191,544 (2015 - $163,278), and professional fees increased to $202,484 (2015 - $180,836). Listing and filing fees rose slightly to $12,035 (2015 - $10,087), office and administrative increased to $44,867 (2015 - $21,777), and rent declined to $7,308 (2015 - $25,729). Transfer agent fees rose to $8,432 (2015 - $6,335) and travel increased to $61,023 (2015 - $52,130).

Other items included foreign exchange gain of $20,536 (2015 - $4,256) which was due to favorable exchange rates; Interest income of $3,056 (2015 - $2,508) as the Company had higher cash balances during the year; Other income was $2,308 (2015 - $1,247). The Company also recorded a write down of due from optionee of $238,705 which is related to the Company’s partner’s default of the Alvalade Joint-Venture.

During the year ended December 31, 2016, the Company expensed exploration costs totaling $1,157,878 including $67,182 on Covas, $515,036 on Alvalade, $132,011 on Alvito, $396,588 on other projects in Portugal, a negative amount of $54,734 on Slivovo (due to adjustment of amounts recorded in previous years), $32,718 on other projects in Kosovo, and $69,077 on others.

Year ended December 31, 2015 vs. year ended December 31, 2014

During the year, the Company continued exploration work at the Alvito project, and conducted drill programs on the Slivovo project with JV partner Byrnecut International and on the Alvalade project with new JV partner Colt Resources.

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

Liquidity and Capital Resources

As at December 31, 2016, the Company’s working capital was $484,426 (December 31, 2015 - $10,562).  With respect to working capital, $518,196 (December 31, 2015 - $161,926) was held in cash. $4,175 (December 31, 2015 - $Nil) was held in restricted cash. The increase in cash was due a non-brokered private placement of common shares during the year and proceeds from the exercise of stock options, warrants, and finders’ warrants.

On July 4, 2016, the Company completed a non-brokered private placement of 13,547,000 units issued at a price of $0.10 per unit for gross proceeds of $1,354,700. Each unit consists of one common share and one non-transferrable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until July 4, 2019. 411,250 finder’s options were issued in relation to the financing. Each finder’s option can be converted into a one unit with the same terms as the financing at a price of $0.10 until July 4, 2019.

Subsequent to the end of the fiscal year, the Company completed the private placement of 2,500,000 common shares at a price of $0.09 per share for proceeds of $225,000.

As of December 31, 2016, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €154,000 ($218,202) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company has no internal sources of liquidity. The Company’s external sources of liquidity include financing from the sales of common stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company’s funding from its JV partners will allow its efforts to continue throughout 2017. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2017, exclusive of the amounts to be spent by the Company’s’ joint-venture partners, is approximately €160,000. General and Administrative expenses for 2017 are budgeted at a similar level to the 2016 expenditures.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2012	Private Placement	4,000,000	$ 0.30	$ 1,200,000
	Private Placement	7,990,000	0.15	1,198,500
	Purchase of Non-Controlling Interest	500,000	0.25	125,000

December 31, 2013	Private Placement	6,000,000	$ 0.10	$ 600,000
	Private Placement	3,500,000	0.10	350,000
	Purchase of Non-Controlling Interest	450,000	0.105	47,250

December 31, 2014	Private Placement	4,400,000	$ 0.25	$ 1,100,000
	Property License Fees	515,560	0.25	128,890
	Exercise of Options	150,000	0.10	15,000
	Exercise of Warrants	946,666	0.15	142,000

December 31, 2015	Private Placement	10,920,000	$ 0.10	$ 1,092,000

December 31, 2016	Private Placement	13,547,000	$ 0.10	$ 1,354,700
	Exercise of Options	200,000	0.10	20,000
	Exercise of Finders’ Options	453,000	0.10	45,300
	Exercise of Warrants	4,573,000	0.15	685,950

Year Ended December 31, 2016

As at December 31, 2016, the Company’s working capital was $484,426 (December 31, 2015 - $10,562).

During the year, Operating Activities used cash of ($1,670,903), including the loss for the year of ($1,872,121). Items not involving cash include Depreciation of $5,176, Write-down of due from optionee of $238,705, Mineral exploration expenses of ($179,800), and Share-based payments of $270,698.

Changes in non-cash working capital items include a decrease in VAT Receivables of $300,722; a decrease in Due from Optionees of $68,577; a decrease in Property Deposits of $51,569; a decrease in Prepaid Expenses and Advances of $65,650; Increase in Other Receivables of ($19,438); a decrease in Accounts Payable and Accrued Liabilities of ($475,300); a decrease in Accounts Payable Owed by Optionees of ($80,538); a decrease in Due From/To Related Parties of ($24,176); an increase in Funds Held for Optionees of $4,175; and Exchange difference arising on the translation of foreign subsidiaries was ($24,802).

Investing Activities provided cash of $2,245, with the entire amount from Net proceeds from investments – available for sale.

Financing Activities provided cash of $2,029,103. Proceeds from issuance of common shares provided cash of $2,105,950, and share issue costs used cash of ($76,847).

Cash, included restricted cash of $4,175, was $522,371 as of December 31, 2016 compared to cash of $161,926 as of December 31, 2015, an increase of $360,445 during the year.

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

Year Ended December 31, 2014

As at December 31, 2014, the Company’s working capital was $432,609 (December 31, 2013 - $319,113. During the year, Operating Activities used cash of ($1,139,627), including the loss for the year of ($1,250,956). Items not involving cash include Depreciation of $5,901, Mineral exploration expenses of $143,348, and Share-based payments of $29,141. Changes in non-cash working capital items include a decrease in Receivables of $58,602, an increase in due from optionees of ($195,855), a decrease in Property Deposits of $79,414, an increase in Prepaid Expenses of ($56,029), an increase in Accounts Payable and Accrued Liabilities of $365,730, an increase in Due to Related Parties of $36,834, and decrease in Funds Held for Optionees of ($341,199). Exchange difference arising on the translation of foreign subsidiaries was ($14,558).

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

Basis of preparation

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2016.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J.S.C (subsequently reduced to 15%)	25%	Kosovo	Exploration
Avrupa Holdings Inc.	100%	Barbados	Holding
Avrupa Portugal Holdings Inc.	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc.	100%	Barbados	Holding

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

At December 31, 2016, 2015 and 2014, the Company did not have any derivative financial assets or liabilities.

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2016 reporting period.  The Company has not early adopted the following new and revised standard, amendment and interpretation that has been issued but is not yet effective:

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.34 on December 31, 2016.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2016, the Company had a total of €154,000 ($218,202) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 28, 2017 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	61	July 8, 2010
Mark T. Brown (1)	Canada	49	January 23, 2008
Paul Dircksen (1)	United States	71	September 30, 2013
Frank Hogel	Germany	44	August 3, 2016
Paul Nelles	Germany	70	April 7, 2016
Ross Stringer (1)	Canada	65	December 16, 2013

(1)

Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated May 2, 2016.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 29, 2017, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	61	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	42	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Professional Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Alianza Minerals (since April 2015), Big Sky Petroleum (since April 2014), Paget Minerals Corp. (since November 2015) and Strategem Capital Corporation (since May 2005). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Professional Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange;; Chief Financial Officer, Chief Executive Officer, President and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange; CEO and a Director of Paget Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; a Director and Chairman of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Adamera Minerals Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Redstar Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer of Affinor Growers Inc., an agricultural technology company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Dr. Paul Nelles was one of the founders of the Company’s wholly-owned subsidiary Innomatik Exploration Kosovo LLC (“IEK”) and is currently a non-executive director of IEK. Dr. Nelles is the CEO of Peshter Mining Company J.S.C. that holds the Slivovo license in which the Company has 15% interest. Dr. Nelles graduated from TU Berlin in 1972 with a degree in mining engineering and obtained a PhD in mineral processing in 1975. He worked internationally in base metal mining for Metallgesellschaft between 1975 and 1991, at which stage he held the position of General Manager Project Development. In 1991, he was employed as technical director and appointed to the executive board of DESTAG, a leading dimension stone producer and worldwide trader. He was subsequently appointed CEO of the company. Dr. Nelles joined Normandy LaSource in France, as executive director for gold production and industrial minerals in 1997. In 2002, he was appointed as the “Trepca Manager” by the United Nations Mission in Kosovo and was promoted to Deputy Managing Director of the Kosovo Trust Agency in 2004, in charge of all major publicly owned enterprises. Since 2006 he has worked as an independent mining industry advisor. Dr. Nelles devotes approximately 25% of his time to Company affairs.

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

Frank Högel has a MBA with a focus on financial management, banking, and international business and management from the University of Nürtingen, Germany. He currently serves as the CEO of Peter Beck Performance Funds GbR and sits on the advisory board of Concept Capital Management. Concept Capital is an asset management company focused on evaluating and investing in Canadian resource companies through equity investments, convertible bonds and gold, silver and copper off-take agreements. Mr. Högel also sits on the board of several other public companies listed on the TSX Venture Exchange, including Golden Goliath Resources Ltd., Monarca Minerals Inc., Nicola Mining Inc., and Tembo Gold Corp. Mr. Hogel devotes approximately 5% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 6, 2016.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2016 2015 2014	$ 265,571 235,936 242,106	$ 16,270 31,850 Nil	100,000 350,000 Nil	$ 67,972 65,251 67,487	$ 349,813 333,037 309,593

Winnie Wong, CFO and Corporate Secretary (3)	2016 2015 2014	N/A N/A N/A	$ 16,270 20,475 Nil	100,000 225,000 Nil	$ 236,975 254,775 253,350	$ 253,245 275,250 253,350

Mark T. Brown, Director (4)	2016 2015 2014	N/A N/A N/A	$ 48,810 25,025 Nil	300,000 275,000 Nil	$ Nil Nil Nil	$ 48,810 25,025 Nil

Paul Dircksen, Director	2016 2015 2014	N/A N/A N/A	$ 16,270 18,200 Nil	100,000 200,000 Nil	$ Nil Nil Nil	$ 16,270 18,200 Nil

Ross Stringer, Director	2016 2015 2014	N/A N/A N/A	$ 16,270 18,200 29,141	100,000 200,000 200,000	$ Nil Nil Nil	$ 16,270 18,200 29,141

Paul Nelles, Director	2016	N/A	$ 16,270	100,000	$ Nil	$ 16,270

Frank Hogel, Director	2016	N/A	$ 40,675	250,000	$ Nil	$ 40,675

(1)

“Other Compensation” for Paul W. Kuhn is for housing allowance and school fees.

(2)

Paul W. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)

POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $236,975, $254,775, and $253,350 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2016, December 31, 2015, and December 31, 2014, respectively.

(4)

Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $236,975, $254,775, and $253,350 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2016, December 31, 2015, and December 31, 2014, respectively.

No funds were set aside or accrued by the Company during fiscal 2016 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the Company has two non-independent directors. Paul W. Kuhn serves as CEO and President of the Company, and Paul Nelles is a non-executive director of IEK and CEO of Peshter Mining Company J.S.C., the company that holds the Slivovo license in which the Company has a 15% interest.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 6, 2016, shareholders approved the resolution to set the current Board at 5 members. The Board added one additional member during fiscal 2016. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met four times in person during fiscal 2016, and various other matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Ross Stringer.

Staffing

The Company currently has 6 employees (2015 – 7; 2014 – 7) and 2 executive officers (2015 – 2; 2014 – 2). Of the employees, 4 are located in Portugal, including 1 manager, 1 accounting/administrator, 1 landsman, and 1 geologist. 2 employees are located in Kosovo, and include 1 geologist and 1 administrator. All of the companies prior employees in Kosovo are currently working for Peshter Mining J.S.C., which is 15% owned by the Company.

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

Table No. 9 lists, as of April 28, 2017, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,589,500	2.05%
Common	Winnie Wong (2)	825,000	1.07%
Common	Mark T. Brown (3)	13,321,334	17.14%
Common	Paul Dircksen (4)	550,000	0.72%
Common	Frank Hogel (5)	300,000	0.39%
Common	Paul Nelles (6)	880,791	1.15%
Common	Ross Stringer (7)	1,010,000	1.31%
	Total Directors/Officers	18,476,625	22.68%

(1)

900,000 of these shares represent currently exercisable stock options and 127,000 represent currently exercisable share purchase warrants.

(2)

725,000 of these shares represent currently exercisable stock options.

(3)

7,351,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 4,090,000 of the common shares are held in Mr. Brown’s RRSP, and 340,000 shares are held in Mr. Brown’s TFSA. 325,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control. 725,000 of these shares represent currently exercisable common share purchase options. 185,000 are currently exercisable share purchase warrants held by Pacific Opportunity Capital, and 100,000 are currently exercisable share purchase warrants held in Mr. Brown’s TFSA.

(4)

550,000 of these shares represent currently exercisable stock options.

(5)

300,000 of these shares represent currently exercisable stock options.

(6)

375,000 of these shares represent currently exercisable stock options

(7)

Of these shares, 200,000 are common shares held by Ross G. Stringer Inc., a company controlled by Mr. Stringer, and 60,000 are common shares held in Mr. Stringer directly. 550,000 of these shares represent currently exercisable stock options and 200,000 represent currently exercisable share purchase warrants.

Based upon 76,748,797 common shares outstanding as of April 28, 2017, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of TSX Trust Company, 650 West Georgia Street, Suite 2700, Vancouver, BC V6B 4N9.

On April 24, 2017, the shareholders' list for the Company's common shares showed 44 registered shareholders, including depositories, and 76,748,797 common shares issued and outstanding. Of the total registered shareholders, 15 are resident in Canada holding 71,395,988 common shares, or 93% of the total issued and outstanding; 18 shareholders are resident in the United States holding 3,461,694 common shares, or 4.5% of the issued and outstanding, and 11 shareholders are resident of other nations holding 1,891,115 common shares, or 2.5% of the issued and outstanding.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 28, 2017, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	13,321,334	17.14%
Common	Concept Capital Management (2)	11,400,000	13.83%

 (1)

7,351,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 4,090,000 of the common shares are held in Mr. Brown’s RRSP, and 340,000 shares are held in Mr. Brown’s TFSA. 325,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control. 725,000 of these shares represent currently exercisable common share purchase options. 185,000 are currently exercisable share purchase warrants held by Pacific Opportunity Capital, and 100,000 are currently exercisable share purchase warrants held in Mr. Brown’s TFSA.

 (2)

5,700,000 of these shares represent currently exercisable share purchase warrants.

Based upon 76,748,797 common shares outstanding as of April 28, 2017, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2016, December 31, 2015, and December 31, 2014:

	Services	Expenses Incurred During the Year Ended December 31, 2016	Expenses Incurred During the Year Ended December 31, 2015	Expenses Incurred During the Year Ended December 31, 2014
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 236,975	$ 254,775	$ 253,350
Paul W. Kuhn	Geological consulting, housing allowance and school payment	$ 349,813	$ 333,037	$ 309,593
Paul L. Nelles (b)	Salaries and share-based payment	$ 35,387	$ 100,526	$ 74,351
Michael Diehl (b)	Salaries and share-based payment	$ Nil	$ 47,213	$ 143,088
Mineralia (c)	Geological consulting	$ 239,882	$ 254,598	$ 258,770
B&B Renting and Consulting (d)	Rent	$ 26,293	$ Nil	$ Nil
Adriano Barros (c, d)	Share-based payment	$ 11,389	$ 4,550	$ Nil
TOTAL:		$ 899,739	$ 994,699	$ 1,039,152

(a)

Pacific Opportunity Capital Ltd., a company controlled by, Mark Brown, a director of the Company

(b)

Paul L. Nelles is a director and Michael Diehl was exploration manager of Innomatik. Starting from April 1, 2014, Mr. Nelles’ and Mr. Diehl’s amounts were paid with Byrnecut’s funding for Slivovo. Subsequently, in February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)

B&B Renting and Consulting is a private company partially owned by Adriano Barros, the general manager of MAEPA.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2016, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 74,248,797 common Shares issued and outstanding as of December 31, 2016 and 76,748,797 common shares issued and outstanding as of April 28, 2017.

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

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2017;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2017; and

•

each of the last five fiscal years ended December 31, 2016.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2017	$0.11	$0.09	$0.09
February 2017	$0.13	$0.10	$0.11
January 2017	$0.14	$0.12	$0.13
December 2016	$0.13	$0.09	$0.12
November 2016	$0.16	$0.10	$0.13
October 2016	$0.17	$0.13	$0.16

Three Months Ended 3/31/17	$0.14	$0.09	$0.09
Three Months Ended 12/31/16	$0.17	$0.09	$0.12
Three Months Ended 9/30/16	$0.25	$0.11	$0.17
Three Months Ended 3/31/16	$0.14	$0.08	$0.09
Three Months Ended 12/31/15	$0.17	$0.08	$0.11
Three Months Ended 9/39/15	$0.16	$0.07	$0.14
Three Months Ended 3/31/15	$0.38	$0.12	$0.12
Three Months Ended 12/31/14	$0.40	$0.16	$0.29
Three Months Ended 9/30/14	$0.35	$0.17	$0.20
Three Months Ended 6/30/14	$0.28	$0.14	$0.25
Three Months Ended 3/31/14	$0.31	$0.08	$0.19
Three Months Ended 12/31/13	$0.12	$0.06	$0.08

Year Ended 12/31/15	$0.38	$0.07	$0.11
Year Ended 12/31/14	$0.40	$0.08	$0.29
Year Ended 12/31/13	$0.17	$0.04	$0.08
Year Ended 12/31/12	$0.40	$0.14	$0.14
Year Ended 12/31/11	$0.60	$0.14	$0.19

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to March 2017	€0.25	€0.05	€0.06

Table No. 12 lists, as of April 28, 2017, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
4,400,000	$0.40	August 22, 2017
7,990,000	$0.25	October 4, 2017(1)
10,920,000	$0.15	July 14, 2018
13,547,000	$0.15	July 4, 2019
Total: 36,857,000

 (1)

These were originally issued on October 4, 2012 with an original expiry date of October 4, 2015. On September 18, 2015, the Company extended the expiry date to October 4, 2017.

Table No. 13 lists, as of April 28, 2016, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
152,600	$0.25	August 22, 2017 (1)
99,000	$0.10	July 14, 2018
411,250	$0.10	July 4, 2019 (2)
Total: 769,400

(1)

These finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

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

During the year ended December 31, 2016, the Company completed a non-brokered private placement of 13,547,000 units issued at a price of $0.10 per Unit for gross proceeds of $1,354,700. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.15.  411,250 finder’s options were issued as part of the financing.  Each of finder’s option is exercisable into one Unit at a price of $0.10 for a period of 36 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 3 year period at a price of $0.15. The Company also issued common shares pursuant to the exercise of 4,573,000 warrants for cash proceeds of $685,950; 200,000 common shares pursuant to the exercise of 200,000 stock options for cash proceeds of $20,000; and 453,000 common shares pursuant to the exercise of 453,000 finder’s options for cash proceeds of $45,300.

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

During the year ended December 31, 2016, the Company issued no shares for assets other than cash.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting held on June 6, 2016. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 28, 2017, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	250,000 350,000 100,000 200,000	250,000 350,000 100,000 200,000	$0.10 0.10 0.18 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022

Winnie Wong, Chief Financial Officer & Corporate Secretary	250,000 225,000 100,000 150,000	250,000 225,000 100,000 150,000	$0.10 0.10 0.18 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022

Mark T. Brown, Director	275,000 300,000 150,000	275,000 300,000 150,000	$0.10 0.18 0.10	July 15, 2020 September 26, 2021 April 26, 2022

Paul Dircksen, Director	200,000 200,000 100,000 50,000	200,000 200,000 100,000 50,000	$0.10 0.10 0.18 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022

Frank Hogel, Director	250,000 50,000	250,000 50,000	0.18 0.10	September 26, 2021 April 26, 2022

Paul Nelles, Director	25,000 200,000 100,000 50,000	25,000 200,000 100,000 50,000	$0.10 0.10 0.18 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022

Ross Stringer, Director	200,000 200,000 100,000 50,000	200,000 200,000 100,000 50,000	$0.165 0.10 0.18 0.10	March 3, 2019 July 15, 2020 September 26, 2021 April 26, 2022

Employees/Consultants	300,000 420,000 565,000 525,000 610,000	300,000 420,000 565,000 525,000 610,000	$0.10 0.10 0.10 0.18 0.10	July 15, 2017 October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022

Total Officers and Directors	4,125,000	4,125,000

Total Employees/ Consultants	2,420,000	2,420,000

Total Officers/Directors/ Employees and Consultants	6,545,000	6,545,000

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2016, 2015 and 2014 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Germany and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $11,200.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2016. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2016, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2016.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2016 Ended 12/31/2016	Fiscal 2015 Ended 12/31/2015
Audit Fees	$ 16,250	$ 15,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 16,250	$ 15,000

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

•

Audited Financial Statements

•

Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 26, 2017.

•

Consolidated Statements of Financial Position at December 31, 2016, and December 31, 2015.

•

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

•

Consolidated Statements of Changes in Equity for the years ended December 31, 2016 and December 31, 2015.

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

11

Code of Ethics – not applicable

12

Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

12.1     CEO

12.2     CFO

13

Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.1     CEO

13.2     CFO

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

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2016, 2015 AND 2014

AVRUPA MINERALS LTD.

Contents

Page

Auditors’ Report

84

Consolidated Statements of Financial Position

85

Consolidated Statements of Comprehensive Loss

86

Consolidated Statements of Changes in Equity

87

Consolidated Statements of Cash Flows

88

Notes to the Consolidated Financial Statements

89 –114

410 – 325 Howe Street, Vancouver, BC V6C 1Z7           T: (604) 687-3520          F: 1 (888) 889-4874

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Avrupa Minerals Ltd.,

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avrupa Minerals Ltd. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 26, 2017

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2016	2015

Assets
Current assets
Cash		$ 518,196	$ 161,926
Restricted cash	5	4,175	-
Investments - available for sale		84,862	-
Prepaid expenses and advances		61,792	127,442
Due from optionees	5	1	200,349
Due from related party	8	4,742	-
VAT receivables		43,176	343,898
Other receivables		19,438	-
		736,382	833,615
Non-current assets
Property deposits	6	218,202	269,771
Exploration and evaluation assets	5	1,479,204	1,479,204
Equipment	4	48,137	70,960
		1,745,543	1,819,935

Total assets		$ 2,481,925	$ 2,653,550

Liabilities
Current liabilities
Funds held for optionees	5	$ 4,175	$ -
Accounts payable and accrued liabilities		55,863	531,163
Accounts payable owed by optionee		119,811	200,349
Due to related parties	8	72,107	91,541
		251,956	823,053
Equity
Share capital	7	7,994,373	6,172,356
Reserves	7	5,591,348	5,141,772
Deficit		(11,355,752)	(9,483,631)
		2,229,969	1,830,497

Total equity and liabilities		$ 2,481,925	$ 2,653,550

Events after the reporting period (Note 15)

These consolidated financial statements are authorized for issue by the Board of Directors on April 26, 2017. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBR 31

(Presented in Canadian Dollars)

	Note	2016	2015	2014

Mineral exploration expenses
Mineral exploration expenses	5	$ 1,157,878	$ 3,395,193	$ 4,754,648
Reimbursements from optionees	5	(581,875)	(2,654,670)	(4,266,870)
		(576,003)	(740,523)	(487,778)
General administrative expenses
Bank charges		13,136	10,577	11,553
Consulting		266,573	143,100	107,675
Depreciation		5,176	5,765	5,901
Insurance		-	4,600	18,577
Investor relations		191,544	163,278	175,574
Listing and filing fees		12,035	10,087	10,197
Office and administrative fees		44,867	21,777	41,990
Professional fees		202,484	180,836	258,688
Rent		7,308	25,729	17,441
Salaries		-	161	30,543
Share-based payment		270,698	192,043	29,141
Telephone		37	-	1,208
Transfer agent fees		8,432	6,335	7,138
Travel		61,023	52,130	57,618
		(1,083,313)	(816,418)	(773,244)
Other items
Foreign exchange gain/(loss)		20,536	4,256	7,181
Interest income		3,056	2,508	8,956
Other income		2,308	1,247	222
Write down of due from optionee		(238,705)	-	-
Property investigation cost		-	-	(6,293)
		(212,805)	8,011	10,066

Net loss for the year		(1,872,121)	(1,548,930)	(1,250,956)
Exchange difference arising on the translation of foreign subsidiaries		(28,208)	5,593	(14,805)
Comprehensive loss for the year		$ (1,900,329)	$ (1,543,337)	$ (1,265,761)
Basic and diluted loss per share	9	$ (0.03)	$ (0.03)	$ (0.03)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits				Total equity
						Exchange	Subtotal	Deficit

Balance as at December 31, 2013	38,543,571	$ 4,647,712	$3,278,495	$195,230	$ 575,936	$ 30,522	$4,080,183	$ (6,683,745)	$ 2,044,150
Share issues:
Shares issued for private placement	4,400,000	612,371	487,629	-	-	-	487,629	-	1,100,000
Share issue costs	-	(101,805)	-	34,534	-	-	34,534	-	(67,271)
Shares issued for property license fees	515,560	128,890	-	-	-	-	-	-	128,890
Shares issued for warrants exercised	946,666	222,431	(80,431)	-	-	-	(80,431)	-	142,000
Shares issued for options exercised	150,000	28,030	-	-	(13,030)	-	(13,030)	-	15,000
Revaluation of extended warrants	-	95,931	(95,931)	-	-	-	(95,931)	-	-
Share-based payment	-	-	-	-	29,141	-	29,141	-	29,141
Comprehensive loss	-	-	-	-	-	(14,805)	(14,805)	(1,250,956)	(1,265,761)

Balance as at December 31, 2014	44,555,797	5,633,560	3,589,762	229,764	592,047	15,717	4,427,290	(7,934,701)	2,126,149
Share issues:
Shares issued for private placement	10,920,000	613,483	478,517	-	-	-	478,517	-	1,092,000
Share issue costs	-	(74,687)	-	38,329	-	-	38,329	-	(36,358)
Share-based payment	-	-	-	-	192,043	-	192,043	-	192,043
Comprehensive loss	-	-	-	-	-	5,593	5,593	(1,548,930)	(1,543,337)

Balance as at December 31, 2015	55,475,797	6,172,356	4,068,279	268,093	784,090	21,310	5,141,772	(9,483,631)	1,830,497
Share issues:
Shares issued for private placement	13,547,000	758,632	596,068	-	-	-	596,068	-	1,354,700
Share issue costs	-	(124,387)	-	47,540	-	-	47,540	-	(76,847)
Shares issued for warrants exercised	4,573,000	1,068,737	(382,787)	-	-	-	(382,787)	-	685,950
Shares issued for options exercised	200,000	37,373	-	-	(17,373)	-	(17,373)	-	20,000
Shares issued for finder's options exercised	453,000	81,662	1,378	(37,740)	-	-	(36,362)	-	45,300
Share-based payment	-	-	-	-	270,698	-	270,698	-	270,698
Comprehensive loss	-	-	-	-	-	(28,208)	(28,208)	(1,872,121)	(1,900,329)

Balance as at December 31, 2016	74,248,797	$ 7,994,373	$4,282,938	$277,893	$1,037,415	$ (6,898)	$5,591,348	$(11,355,752)	$ 2,229,969

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2016	2015	2014

Cash flows from operating activities
Net loss for the year		$ (1,872,121)	$ (1,548,930)	$ (1,250,956)
Items not involving cash:
Depreciation		5,176	5,765	5,901
Write down of due from optionee		238,705	-	-
Mineral exploration expenses		(179,800)	15,669	143,348
Share-based payment		270,698	192,043	29,141
Changes in non-cash working capital items:
VAT receivables		300,722	(299,447)	58,602
Due from optionees		68,577	(4,494)	(195,855)
Property deposits		51,569	(130,093)	79,414
Prepaid expenses and advances		65,650	113,160	(56,029)
Other receivables		(19,438)	-	-
Accounts payable and accrued liabilities		(475,300)	(25,418)	365,730
Accounts payable owed by optionee		(80,538)	-	-
Due from/to related parties		(24,176)	38,240	36,834
Funds held for optionees		4,175	(299,305)	(341,199)
Exchange difference arising on the translation of foreign subsidiaries		(24,802)	1,598	(14,558)

Net cash (used in) operating activities		(1,670,903)	(1,941,212)	(1,139,627)

Cash flows from investing activities
Net proceeds from investments - available for sale		2,245	-	-
Purchase of equipment		-	(13,741)	(68,523)

Net cash provided by (used in) investing activities		2,245	(13,741)	(68,523)

Cash flows from financing activities
Proceeds from issuance of common shares		2,105,950	1,092,000	1,257,000
Share issue costs		(76,847)	(36,358)	(67,271)

Net cash provided by financing activities		2,029,103	1,055,642	1,189,729

Change in cash for the year		360,445	(899,311)	(18,421)
Cash, beginning of the year		161,926	1,061,237	1,079,658
Cash, end of the year		$ 522,371	$ 161,926	$ 1,061,237

Cash comprised of:
Cash		$ 518,196	$ 161,926	$ 761,932
Restricted Cash		4,175	-	299,305
		$ 522,371	$ 161,926	$ 1,061,237
Supplementary information:
Interest received		$ 3,056	$ 2,508	$ 8,956
Shares issued for property license fees		$ -	$ -	$ 128,890

Supplemental disclosure with respect to cash flows (Note 11)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2016.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

All subsidiaries are entities that are controlled, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of the intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that the Company controls, but does not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated statements of financial position and consolidated statements of comprehensive loss.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

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

c)

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

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

g)

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

h)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Significant accounting judgments and estimates (Continued)

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid. The functional currency of its wholly-owned subsidiaries in Europe is the Euro as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency;

•

The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•

The determination that the Company will continue as a going concern for the next year.

i)

Provisions

Provisions are recognized in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of past events and it is probable that an outflow of economic benefit will be required to settle the obligation.  If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

j)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)

Financial instruments (Continued)

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

Other financial liabilities - This category includes due to related parties, accounts payable and accrued liabilities, accounts payable owed by the optionee and funds held for optionees, all of which are recognized at amortized cost.

At December 31, 2016, 2015 and 2014, the Company did not have any derivative financial assets or liabilities.

k)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)

Income taxes (Continued)

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

l)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2016 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

4.

EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2015	$ 109,249	$ 168,919	$ 20,056	$ 298,224
Additions during the year	10,588	2,194	959	13,741
Exchange adjustment	7,712	11,925	1,416	21,053
As at December 31, 2015	127,549	183,038	22,431	333,018
Exchange adjustment	(7,299)	(10,474)	(1,284)	(19,057)
As at December 31, 2016	$ 120,250	$ 172,564	$ 21,147	$ 313,961

Accumulated depreciation
As at January 1, 2015	$ 61,523	$ 147,750	$ 14,293	$ 223,566
Depreciation for the year	15,534	4,426	1,474	21,434
Exchange adjustment	5,267	10,694	1,097	17,058
As at December 31, 2015	82,324	162,870	16,864	262,058
Depreciation for the year	12,860	4,575	1,981	19,416
Exchange adjustment	(5,144)	(9,474)	(1,032)	(15,650)
As at December 31, 2016	$ 90,040	$ 157,971	$ 17,813	$ 265,824

Net book value
As at January 1, 2015	$ 47,726	$ 21,169	$ 5,763	$ 74,658
As at December 31, 2015	$ 45,225	$ 20,168	$ 5,567	$ 70,960
As at December 31, 2016	$ 30,210	$ 14,593	$ 3,334	$ 48,137

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2016	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-
As of December 31, 2016	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2016
Assaying	$ -	$ -	$ -	$ -	$ -	$ (2,630)	$ 33	$ -	$ -	$ (2,597)
Concession fees and taxes	88,378	12,097	22,191	-	71,981	-	4,281	-	-	198,928
Depreciation	-	-	-	-	14,240	-	-	-	-	14,240
Drilling	-	-	-	-	-	(79,180)	-	-	-	(79,180)
Geological salaries and consulting	335,477	42,017	96,996	-	214,691	681	25,036	-	-	714,898
Geology work	-	-	-	-	-	(5,889)	-	-	38,580	32,691
Insurance	93	93	99	-	3,821	-	-	-	-	4,106
Legal and accounting	-	130	-	-	154	-	-	-	-	284
Office and administrative fees	6,251	1,608	1,421	-	24,830	6,699	(2,572)	-	20,809	59,046
Rent	30,164	8,798	7,888	-	38,075	725	3,341	-	5,418	94,409
Report	-	-	-	-	-	24,232	-	-	-	24,232
Site costs	53,462	425	2,103	-	13,606	-	-	-	2,166	71,762
Travel	1,211	2,014	1,313	-	15,190	628	2,599	-	2,104	25,059
Reimbursements from optionee	(515,036)	(67,182)	-	-	-	45,501	(45,158)	-	-	(581,875)
	$ -	$ -	$ 132,011	$ -	$ 396,588	$ (9,233)	$ (12,440)	$ -	$ 69,077	$ 576,003
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 297,975	$ 31,826	$ 10,846	$ -	$ 340,647
Concession fees and taxes	220,976	197,339	83,479	55	335,604	9,998	198,701	4	-	1,046,156
Depreciation	-	-	5,515	-	54,073	-	-	-	-	59,588
Drilling	-	-	-	-	-	1,180,217	-	-	-	1,180,217
Geological salaries and consulting	6,106,261	1,991,200	579,143	91,032	2,106,776	119,801	534,415	12,359	-	11,540,987
Geology work	-	-	-	32,377	-	891,582	402,515	193,998	82,650	1,603,122
Insurance	18,260	10,550	3,507	758	24,567	14,604	14,790	-	-	87,036
Legal and accounting	296	130	142	-	543	58,158	-	-	-	59,269
Office and administrative fees	193,840	24,151	25,523	5,068	154,107	80,149	16,510	5,255	42,161	546,764
Rent	361,662	40,278	56,291	3,187	227,579	28,694	48,333	-	14,658	780,682
Report	-	-	-	-	-	24,232	-	-	-	24,232
Site costs	158,653	57,103	24,707	3,054	85,669	185,074	189,975	-	7,473	711,708
Travel	223,653	56,288	31,492	14,469	87,435	60,107	14,397	-	9,207	497,048
Trenching and road work	-	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(7,364,530)	(2,310,717)	(414,767)	(150,000)	(83,125)	(2,834,986)	(45,158)	-	-	(13,203,283)
	$ (80,929)	$ 66,322	$ 395,032	$ -	$ 2,993,228	$ 149,944	$ 1,406,304	$ 222,462	$ 156,149	$ 5,308,512

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2015	$ 167,920	$ 71,289	$ -	$ -	$1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the year	-	-	-	-	-	-	-	-	-	-
As of December 31, 2015	$ 167,920	$ 71,289	$ -	$ -	$1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2015
Assaying	$ -	$ -	$ -	$ -	$ -	$ 193,353	$ 23,677	$ -	$ -	$ 217,030
Concession fees and taxes	401	30,155	25,867	-	51,626	3,243	3,050	-	-	114,342
Depreciation	-	-	380	-	15,289	-	-	-	-	15,669
Drilling	-	-	-	-	-	979,472	-	-	-	979,472
Geological salaries and consulting	210,191	123,252	164,588	-	297,094	82,945	-	5,295	-	883,365
Geology work	-	-	-	976	-	501,665	-	-	44,070	546,711
Insurance	1,326	-	1,400	-	11,981	9,413	207	-	-	24,327
Legal and accounting	-	-	113	-	145	33,263	-	-	-	33,521
Office and administrative fees	19,183	1,368	9,984	366	57,098	58,115	2,902	-	21,352	170,368
Rent	53,433	8,511	20,740	-	58,010	12,319	-	-	9,240	162,253
Site costs	9,834	999	9,942	-	19,726	90,194	-	-	5,307	136,002
Travel	16,546	1,302	9,834	-	9,896	48,740	2,541	-	7,103	95,962
Trenching and road work	-	-	-	-	-	16,171	-	-	-	16,171
Reimbursements from optionee	(276,301)	(214,093)	(202,102)	(1,342)	-	(1,960,832)	-	-	-	(2,654,670)
	$ 34,613	$ (48,506)	$ 40,746	$ -	$ 520,865	$ 68,061	$ 32,377	$ 5,295	$ 87,072	$ 740,523
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 300,605	$ 31,793	$ 10,846	$ -	$ 343,244
Concession fees and taxes	132,598	185,242	61,288	55	263,623	9,998	194,420	4	-	847,228
Depreciation	-	-	5,515	-	39,833	-	-	-	-	45,348
Drilling	-	-	-	-	-	1,259,397	-	-	-	1,259,397
Geological salaries and consulting	5,770,784	1,949,183	482,147	91,032	1,892,085	119,120	509,379	12,359	-	10,826,089
Geology work	-	-	-	32,377	-	897,471	402,515	193,998	44,070	1,570,431
Insurance	18,167	10,457	3,408	758	20,746	14,604	14,790	-	-	82,930
Legal and accounting	296	-	142	-	389	58,158	-	-	-	58,985
Office and administrative fees	187,589	22,543	24,102	5,068	129,277	73,450	19,082	5,255	21,352	487,718
Rent	331,498	31,480	48,403	3,187	189,504	27,969	44,992	-	9,240	686,273
Site costs	105,191	56,678	22,604	3,054	72,063	185,074	189,975	-	5,307	639,946
Travel	222,442	54,274	30,179	14,469	72,245	59,479	11,798	-	7,103	471,989
Trenching and road work	-	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(6,849,494)	(2,243,535)	(414,767)	(150,000)	(83,125)	(2,880,487)	-	-	-	(12,621,408)
	$ (80,929)	$ 66,322	$ 263,021	$ -	$ 2,596,640	$ 159,177	$ 1,418,744	$ 222,462	$ 87,072	$ 4,732,509

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds six exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and relate to the following named properties:

•

Alvalade

•

Covas

•

Alvito

•

Marateca

•

Santa Margarida do Sado

•

Mertola

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

Colt Resources Inc. (“Colt”) purchased Antofagasta Minerals S.A. (“Antofagasta”)’s 60% joint venture (“JV”) interest in the Alvalade property in August 2015 and is entitled to further earn-in of the property. The current agreement provides Colt with the following rights and obligations:

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 part 1 – amended on September 16, 2016) [not met].

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 part 2) [not met].

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Colt must fund US$1.75 million by December 31, 2017 (Option 4 part 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Colt must fund US$1.75 million by December 31, 2018 (Option 4 part 2).

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

•

Colt will carry the Company through to production, and the Company will repay Colt its own share from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

For the year ended December 31, 2016, Colt had forwarded a total of $250,519 (€170,422) and issued 2,425,500 common shares to the Company at a deemed value of $0.08 per share ($194,040) for the Alvalade property. The Company incurred an additional amount of $131,772 (€93,000) which is to be reimbursed by Colt. The Company has written the amount down to $1.  As of December 31, 2016, Colt had not met the Option 3 parts 1 and 2 expenditures requirements. Subsequently the Company announced that Colt is in default under the terms of the JV agreement and the Company is working on a route to consolidation of the program as well as discussing the alternatives for securing the repayment of the amount owing of $131,772.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Covas:

Blackheath Resources Inc. (“Blackheath”) has earned a 75% interest in the Covas property by spending a cumulative €1,320,000 and per the May 7, 2014 amended Joint Venture agreement, Blackheath can earn further interests, as noted below:

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016. [Not completed and is currently being negotiated.]

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017. [Subsequently not completed and is currently being negotiated.]

Since inception of the agreement and to December 31, 2016, Blackheath had forwarded a total of $2,314,892 (€1,677,262) for the Covas property. The Company held $4,175 (€2,947) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

Alvito:

Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) has a 1.5% NSR royalty on the Alvito property.

Subsequently, the Company signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”) (see Note 15).

Kosovo

The Company, through its 100% holding in Innomatik, holds two exploration licenses in Kosovo:

*

Slivovo

*

Metovit

The Slivovo license was issued during 2012 and the Metovit license was issued in 2015.  Both licenses carry certain work commitments and a 5% NSR payable to the government of Kosovo.

Slivovo:

Byrnecut International Limited (“Byrnecut”) has earned a 75% interest in the Slivovo property after spending €2,000,000. Byrnecut can earn a further 10% by completing a Preliminary Feasibility Study (“PFS”) (for a total interest of 85%) by April 10, 2017 (completed subsequent to year-end – see Note 15). Byrnecut and the Company set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 75:25 ownership and transferred the license into Peshter Mining with Byrnecut now being the operator. If a party’s interest in Peshter Mining has been diluted to 10% or less, the diluted party’s interest in Peshter Mining will be converted into a 2% Net Smelter Return.

As of December 31, 2016, Byrnecut had forwarded a total of $2,834,986 (€2,000,000) for the Slivovo property. In addition, Byrnecut spent over €1,480,000 as of December 31, 2016 in Peshter Mining towards completing the PFS.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Germany

The Company has earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (“Beak”) by spending €140,000.  There is no royalty attached to the property. The Company is working with Beak to set up a joint-venture entity. As of December 31, 2016, the Company had spent $222,462 (€172,748) on the Oelsnitz property.

	December 31, 2016	December 31, 2015

Restricted cash & Funds held for optionees
Covas - Blackheath	$ 4,175	$ -
	$ 4,175	$ -

Due from optionees
Alvalade - Colt	$ 1	$ 61,295
Covas - Blackheath	-	93,553
Byrnecut - Slivovo	-	45,501
	$ 1	$ 200,349

6.

PROPERTY DEPOSITS

As of December 31, 2016, the Company had a total of $218,202 (€154,000) (2015: $269,771 (€179,500)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

7.

CAPITAL AND RESERVES

(a)

Authorized:

At December 31, 2016, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

During the year ended December 31, 2014, the Company issued common shares pursuant to the exercise of 150,000 stock options for cash proceeds of $15,000 and the exercise of 946,666 warrants for cash proceeds of $142,000.

ii.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(b)

Share issuances: (Continued)

iii.

On December 17, 2014, a total of 515,560 common shares of the Company at a fair value of $128,890 were issued to make the payment of two Kosovo licenses. The agreed-upon payment equivalent to €50,000 in cash or shares per license.

iv.

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

v.

During the year ended December 31, 2016, the Company issued common shares pursuant to the exercise of 4,573,000 warrants for cash proceeds of $685,950, the exercise of 200,000 stock options for cash proceeds of $20,000 and the exercise of 453,000 finder’s options for cash proceeds of $45,300.

vi.

On July 4, 2016, the Company completed a non-brokered private placement by issuing 13,547,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,354,700. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.15.  The warrants were ascribed a value of $596,068.

In connection with the financing, the Company paid $16,125 as a cash finder’s fee and issued 411,250 finder’s options, each of which is exercisable into one Unit at a price of $0.10 for a period of 36 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 3 year period at a price of $0.15.  The finder’s options were ascribed a value of $47,540.  In addition, $60,722 was included in share issue costs.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(c)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2016 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Granted	Exercised	cancelled	2016
January 27, 2017 *	$0.30	100,000	-	-	-	100,000
April 10, 2017 *	$0.30	720,000	-	-	-	720,000
July 15, 2017	$0.10	300,000	-	-	-	300,000
October 16, 2018	$0.10	1,345,000	-	(200,000)		1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	-	1,575,000			1,575,000
Options outstanding		4,680,000	1,575,000	(200,000)	-	6,055,000
Options exercisable		4,455,000	1,575,000	(200,000)	-	6,055,000
Weighted average exercise price		$0.14	$0.18	$0.10	$Nil	$0.15

*Subsequently expired unexercised.

As of December 31, 2016, the weighted average contractual remaining life is 2.88 years (December 31, 2015 – 3.21 years; December 31, 2014 – 2.62 years).

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(c)

Share Purchase Option Compensation Plan: (Continued)

Stock options transactions and the number of stock options for the year ended December 31, 2014 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2013	Granted	Exercised	cancelled	2014
July 8, 2015	$0.35	820,000	-	-	(50,000)	770,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	775,000	-	-	(20,000)	755,000
October 16, 2018	$0.10	1,550,000	-	(150,000)	-	1,400,000
March 3, 2019	$0.165		200,000	-	-	200,000
Options outstanding		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Options exercisable		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Weighted average exercise price		$0.22	$0.165	$0.10	$0.34	$0.22

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2016, 2015 and 2014 were:

	2016	2015	2014
Risk-free interest rate	1.17%	1.45%	1.60%
Expected life	4.53 years	4.89 years	5 years
Expected volatility	144.68%	149.53%	138.42%
Expected dividend yield	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

 (d)

Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2016 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2015	Issued	Exercised	Expired	2016
September 24, 2016	$0.10	148,800	-	(84,000)	(64,800)	-
August 22, 2017(1)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	468,000	-	(369,000)	-	99,000
July 4, 2019(2)	$0.10	-	411,250	-	-	411,250
Outstanding		769,400	411,250	(453,000)	(64,800)	662,850
Weighted average exercise price		$0.13	$0.10	$0.10	$0.10	$0.13

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

As of December 31, 2016, the weighted average contractual remaining life is 1.93 years (December 31, 2015 – 2.01 years; December 31, 2014 – 1.27 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(d)

Finder’s Options: (Continued)

The continuity of finder’s options for the year ended December 31, 2015 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2014	Issued	Exercised	Expired	2015
October 4, 2015	$0.15	545,500	-	-	(545,500)	-
September 24, 2016(1)	$0.10	148,800	-	-	-	148,800
August 22, 2017(2)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	-	468,000	-	-	468,000
Outstanding		846,900	468,000	-	(545,500)	769,400
Weighted average exercise price		$0.16	$0.10	$Nil	$0.15	$0.13

The continuity of finder’s options for the year ended December 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
March 28, 2014	$0.30	183,913	-	-	(183,913)	-
October 4, 2015	$0.15	545,500	-	-	-	545,500
September 24, 2016	$0.10	148,800	-	-	-	148,800
August 22, 2017	$0.25	-	152,600	-	-	152,600
Outstanding		878,213	152,600	-	(183,913)	846,900
Weighted average exercise price		$0.17	$0.25	$Nil	$0.30	$0.16

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2016, 2015 and 2014 were:

	2016	2015	2014
Risk-free interest rate	0.87%	1.00%	1.11%
Expected life	3 years	3 years	3 years
Expected volatility	144.75%	153.46%	158.03%
Expected dividend yield	Nil	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(e)

Warrants:

The continuity of warrants for the year ended December 31, 2016 is as follows:

	Exercise	December 31,					December 31,
Expiry date	price	2015	Issued		Exercised	Expired	2016
September 24, 2016	$0.15	5,720,000	84,000	(1)	(4,354,000)	(1,450,000)	-
October 15, 2016	$0.15	2,833,334	-		(219,000)	(2,614,334)	-
March 28, 2017 *	$0.40	4,000,000	-		-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-		-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-		-	-	7,990,000
July 14, 2018	$0.15	10,920,000	-		-	-	10,920,000
July 4, 2019	$0.15	-	13,547,000				13,547,000
Outstanding		35,863,334	13,631,000		(4,573,000)	(4,064,334)	40,857,000
Weighted average exercise price		$0.23	$0.15		$0.15	$0.15	$0.22

 *    Subsequently expired unexercised.

(1)

The warrants were issued as a result of 84,000 finder’s options being exercised.

As of December 31, 2016, the weighted average contractual life is 1.48 years (December 31, 2015 – 1.68 years; December 31, 2014 – 1.67 years).

The continuity of warrants for the year ended December 31, 2015 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2014	Issued	Exercised	Expired	2015
September 24, 2016	$0.15	5,720,000	-	-	-	5,720,000
October 15, 2016	$0.15	2,833,334	-	-	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-	-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-	-	-	7,990,000
July 14, 2018	$0.15	-	10,920,000	-	-	10,920,000
Outstanding		24,943,334	10,920,000	-	-	35,863,334
Weighted average exercise price		$0.27	$0.15	$Nil	$Nil	$0.23

The continuity of warrants for the year ended December 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	6,000,000	-	(280,000)	-	5,720,000
October 15, 2016	$0.15	3,500,000	-	(666,666)	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	-	4,400,000	-	-	4,400,000
Outstanding		21,490,000	4,400,000	(946,666)	-	24,943,334
Weighted average exercise price		$0.23	$0.40	$0.15	$Nil	$0.27

The weighted average assumptions used to estimate the fair value of warrants for the year ended December 31, 2016, 2015 and 2014 were:

	2016	2015	2014
Risk-free interest rate	0.87%	0.95%	1.10%
Expected life	2.98 years	2.58 years	2.04 years
Expected volatility	144.62%	148.02%	166.35%
Expected dividend yield	Nil	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2016

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$265,571	$Nil	$Nil	$Nil	$67,972	$16,270	$349,813
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$16,270	$16,270

For the year ended December 31, 2015

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$235,936	$Nil	$Nil	$Nil	$65,251	$31,850	$333,037
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$20,475	$20,475

For the year ended December 31, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$242,106	$Nil	$Nil	$Nil	$67,487	$Nil	$309,593
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party liabilities

Years ended
	Services	December 31, 2016	December 31, 2015	December 31, 2014	As at	As at
					December 31, 2016	December 31, 2015
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 236,975	$ 254,775	$ 253,350	$ 16,406	$ 11,288
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 349,813	$ 333,037	$ 309,593	$ 6,446	$ 13,076
Paul L. Nelles (b)	Salaries and share-based payment	$ 35,387	$ 100,526	$ 74,351	$ Nil	$ Nil
Michael Diehl (b)	Salaries and share-based payment	$ Nil	$ 47,213	$ 143,088	$ Nil	$ Nil
Mineralia (c)	Consulting	$ 239,882	$ 254,598	$ 258,770	$ 16,469	$ 67,177
B&B Renting and Consulting Lda. (d)	Rent	$ 26,293	$ Nil	$ Nil	$ 32,786	$ Nil
Adriano Barros (c)	Share-based payment	$ 11,389	$ 4,550	$ Nil	$ Nil	$ Nil
TOTAL:		$ 899,739	$ 994,699	$ 1,039,152	$ 72,107	$ 91,541
Amounts due from:
Peshter Mining J.S.C (e)	Office, equipment, vehicles, insurance and consulting	$ Nil	$ Nil	$ Nil	$ 4,742	$ Nil

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles is a director of Innomatik while Michael Diehl was the former exploration manager of Innomatik. In February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)

B&B Renting and Consulting Lda., a private company partially owned by Adriano Barros, the general manager of MAEPA.

(e)

Peshter Mining J.S.C is a joint venture entity owned 75% by Byrnecut and 25% Innomatik (subsequently 85% and 15% respectively, see Note 15).

9.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2016 was based on the loss attributable to common shareholders of $1,872,121 (2015 – $1,548,930; 2014 – $1,250,956) and a weighted average number of common shares outstanding of 63,766,095 (2015 – 49,641,824; 2014 – 40,494,835).

Diluted loss per share did not include the effect of 6,055,000 share purchase options, 662,850 finder’s options and 40,857,000 warrants outstanding at year end (2015 – 4,680,000 share purchase options, 769,400 finder’s options and 35,863,334 warrants; 2014 – 3,235,000 share purchase options, 846,900 finder’s options and 24,943,334 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

10.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, restricted cash, investments - available for sale, VAT receivables, due from optionees, property deposits, funds held for optionees, accounts payables and accrued liabilities, accounts payable owed by optionee and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)

Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal, Kosovo and Barbados.  Amounts are receivable from optionees and certain governments for VAT.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2016, the Company had cash of $518,196 (December 31, 2015 - $161,926), VAT receivables of $43,176 (December 31, 2015 - $343,898), investments of $84,862 (December 31, 2015 - $Nil), other receivables of $19,438 (December 31, 2015 - $Nil) and due from optionees of $1 (December 31, 2015 - $200,349) to settle current liabilities, net of funds held for optionees and accounts payable owed by optionee, of $127,970 (December 31, 2015 - $622,704).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets subject to fluctuation in interest rates.

(d)

Equity market price risk

The Company is exposed to price risk with respect to equity market prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

10.

FINANCIAL INSTRUMENTS (Continued)

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $130,200 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $11,200.

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

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2016 and December 31, 2015.

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash	$518,196	$-	$-	$518,196
Restricted cash	4,175	-	-	4,175
Investments – available for sale	84,862	-	-	84,862
	$607,233	$-	$-	$607,233

As at December 31, 2015	Level 1	Level 2	Level 3	Total
Assets:
Cash	$161,926	$-	$-	$161,926
	$161,926	$-	$-	$161,926

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2016, 2015 and 2014 were as follows:

•

$14,240 (2015 - $15,669; 2014 - $14,458) in mineral exploration expenses was related to depreciation;

•

$Nil (2015 - $Nil; 2014 - $128,890) in mineral exploration expenses related to the fair value of common shares issued to make payments for property license fees;

•

$194,040 (2015 - $Nil; 2014 - $Nil) in reimbursements from optionees related to the fair value of common shares issued by Colt (see Note 5);

•

$437,900 (2015 - $Nil; 2014 - $93,461) was reclassified from equity reserves to share capital pursuant to the exercise of warrants, stock options and finder’s options;

•

$Nil (2015 - $Nil; 2014 - $95,931) was reclassified from equity reserves to share capital pursuant to the revaluation of extended warrants;

•

$47,540 (2015 - $38,239; 2014 - $34,534) in share issue costs related to the issue of finder’s options pursuant to the private placement financing completed.

12.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants, finder’s options and share purchase options as capital (see Note 7).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

13.

INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2016	2015	2014

Net loss	$ (1,872,121)	$ (1,548,930)	$ (1,250,956)

Expected income tax recovery	$ (486,751)	$ (402,722)	$ (325,249)
Effect of foreign tax rate	39,191	348,770	266,345
Non-deductible items	71,150	50,201	7,727
Deductible items	(19,631)	(15,635)	(26,721)
Unrecognized benefit of non-capital losses	396,041	19,386	77,898

	$ -	$ -	$ -

The significant components of the Company’s deferred income tax assets are as follows:

	2016	2015

Deferred income tax assets
Non-capital loss carryforwards	$ 1,124,301	$ 914,525
Share issue costs	30,815	30,466
	1,155,116	944,991
Valuation allowance	(1,115,116)	(944,991)

Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $4,324,500 in Canada (2015 - $3,517,500). These losses, if not utilized, will expire through to 2036.  Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	807,000
		$ 4,439,500

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Presented in Canadian Dollars)

14.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2016	December 31, 2015
Non-current assets
Portugal	$ 1,586,395	$ 1,654,511
Kosovo	159,148	165,424
	$ 1,745,543	$ 1,819,935

	Years ended
	December 31, 2016	December 31, 2015
Mineral exploration expenses
Portugal	$ 1,110,817	$ 1,241,556
Kosovo	(22,016)	2,061,270
Germany	-	5,295
Others	69,077	87,072
	$ 1,157,878	$ 3,395,193

15.

EVENTS AFTER THE REPORTING PERIOD

(a)

On February 6, 2017, the Company announced that the Slivovo Gold Project Study was reviewed both internally and by an independent mining engineer and formally accepted by the Company.  This triggered a change in the ownership levels of Peshter Mining, the operator of the Slivovo Gold Project.  Innomatik now holds 15% of Peshter Mining, while Byrnecut holds 85%. The Company has decided not to participate in funding of this program.  The Company’s portion of the Slivovo Project will therefore be diluted as funds are spent by Byrnecut.

(b)

On April 10, 2017, the Company announced that it has signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”), a wholly-owned subsidiary of OZ Minerals Limited (“OZM”), to explore on the Alvito iron oxide, copper-gold (“IOCG”) project located in southern Portugal.  The agreement allows for OZE to earn up to a total 75% interest in the project by spending AUS $4,000,000 over approximately 2½ years. Avrupa and OZM signed the Option Agreement on April 5, 2017 under the following terms:

(c)

For OZE to earn a 51% interest in year 1:  Fund AUS$1,000,000 in exploration expenditures;

For OZE to earn a further 24% interest (total of 75% interest) by September 30, 2019:  Fund a further AUS$3,000,000 in exploration expenditures;

The Company will be the operator during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

(d)

On April 20, 2017, the Company completed a private placement of $225,000 by issuing 2,500,000 common shares at $0.09 per common share:

(e)

On April 26, 2017, the Company granted a total of 1,310,000 stock options at an exercise price of $0.10 per share for a period of five years to its directors, officers and consultants:

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: April 28, 2017	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer