Form 20-F
period 2017-12-31
AVRUPA MINERALS LTD.
filed 2018-05-15
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  86,918,797 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

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

Yes ☐   No  ☒

Index to Exhibits on Page 76

Avrupa Minerals Ltd.

Form 20-F Annual Report

Part I5

Item 1.  Identity of Directors, Senior Management and Advisors5

Item 2.  Offer Statistics and Expected Timetable5

Item 3.  Key Information5

Item 4.  Information on the Company12

Item 5.  Operating and Financial Review and Prospects37

Item 6.  Directors, Senior Management and Employees48

Item 7.  Major Shareholders and Related Party Transactions55

Item 8.  Financial Information57

Item 9.  Offer and Listing of Securities57

Item 10.  Additional Information60

Item 11.  Disclosures About Market Risk72

Item 12.  Description of Securities Other than Equity Securities73

Part II73

Item 13.  Defaults, Dividend Arrearages and Delinquencies73

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds73

Item 15.  Controls and Procedures73

Item 16.  Reserved74

Item 16A.  Audit Committee Financial Expert74

Item 16B.  Code of Ethics74

Item 16C.  Principal Accounting Fees and Services75

Item 16D.  Exemptions from the Listing Standards for Audit Committees75

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers75

Item 16F.  Change in Registrant’s Certifying Accountant75

Item 16G.  Corporate Governance75

Item 16H.  Mine Safety Disclosure75

Part III75

Item 17.  Financial Statements75

Item 18.  Financial Statements75

Item 19.  Exhibits76

Signature Page107

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

The selected financial data of the Company for the Years Ended December 31, 2017, 2016 and 2015, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Years Ended December 31, 2014 and 2013 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

Total Revenues	$0	$0	$0	$0	$0
Net Loss	$1,906	$1,872	$1,549	$1,251	$1,883
Comprehensive Loss	$1,880	$1,900	$1,543	$1,266	$1,842
Loss Per Share	$0.02	$0.03	$0.03	$0.03	$0.06
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	80,788	63,766	49,642	40,495	31,070
Working Capital	$27	$484	$11	$433	$319
Exploration and Evaluation Assets	$1,408	$1,479	$1,479	$1,479	$1,479
Long-Term Debt	$24	$0	$0	$0	$0

Shareholder’s Equity	$1,645	$2,230	$1,830	$2,126	$2,044
Total Assets	$2,130	$2,482	$2,654	$3,236	$3,092

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
Year Ended 12/31/17	$ 1.30	$ 1.37	$ 1.21	$ 1.25
Year Ended 12/31/16	1.32	1.46	1.25	1.34
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16

Three Months Ended 3/31/18	$ 1.27	$ 1.31	$ 1.23	$ 1.29
Three Months Ended 12/31/17	1.28	1.29	1.25	1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30

Three Months Ended 3/31/17	$ 1.32	$ 1.35	$1.30	$ 1.33
Three Months Ended 12/31/16	1.34	1.36	1.31	1.34
Three Months Ended 9/30/16	1.31	1.32	1.28	1.31
Three Months Ended 6/30/16	1.29	1.32	1.25	1.30

Three Months Ended 3/31/16	$ 1.35	$ 1.46	$ 1.30	$ 1.30
Three Months Ended 12/31/15	1.34	1.40	1.29	1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.22

Three Months Ended 3/31/15	$ 1.26	$ 1.28	$ 1.17	$ 1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07

March 2018		$ 1.31	$ 1.28	$ 1.29
February 2018		1.28	1.23	1.28
January 2018		1.25	1.23	1.23
December 2017		1.29	1.25	1.25
November 2017		1.29	1.27	1.29
October 2017		1.29	1.25	1.29

The exchange rate was $1.29 on March 31, 2018.

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

Commodity prices may not support corporate profit

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition or require the Company to cease operations altogether.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2017. The qualification was included as a result of the Company's need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares. As of April 20, 2018, there were 93,793,797 common shares outstanding.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.  8 exploration licenses are currently held by the Company in the three countries, including 5 in Portugal, 2 in Kosovo, and 1 in Germany.

The Company is the operator of 1 joint-venture in Portugal, and a joint-venture partner operates 1 project in Kosovo. The Company also has a preliminary agreement with an international mining company for joint-ventures on 3 of the Company’s properties in Portugal. The Company is currently working to upgrade precious and base metal targets on its other licenses to joint-venture ready status in order to attract potential partners to project-specific and/or regional exploration programs.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

As of April 20, 2018, the Company has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J S C	10.94%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding

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

The Company, through its holding in MAEPA, holds five exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•Alvalade

•Covas

•Marateca

•Alvito

•Mertola

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% net smelter royalty (“NSR”), payable to the government of Portugal.

In Kosovo, the Company, through its 100% holding in Innomatik, holds the Metovit exploration license. The original Kamenica license was dropped but replaced by the fully-overlapping new Metovit license. It also has a 10.94% ownership interest in Peshter Mining JSC., which has a 100% interest in the Slivovo property, subject to a NSR payable to the government of Kosovo.

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

Mineral Properties

The Company currently has interests in 8 mineral exploration properties, including 5 properties in Portugal, 2 properties in Kosovo, and 1 property in Germany. All of the Company's properties are currently at the exploration stage.

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

Alvito

The Alvito IOCG (Iron Oxide Copper Gold) exploration license covers 303.1 square kilometers of prospectable land in the Ossa Morena zone of southern Portugal. The current license agreement with the Government for the Alvito license has been extended for an additional 30 months to September 2019. The Company currently has a 100% interest in the property, subject to an option agreement with OZ Exploration Pty. Ltd, who can earn up to a 75% interest in the property.

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

•Fund AUS$1,000,000 in exploration expenditures in the first year to earn a 51% interest;

•Fund an additional AUS$3,000,000 in exploration expenditures by September 30, 2019 to earn an additional 24% interest (75% interest in total)

The Company will be the operator of the project during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

A new exploration program funded by OZE commenced in June 2017. The program was focused on an area containing a large copper-in-soil anomaly with a strike extent of 24 kilometers, and consisted of ground magnetics, gravity geophysical surveys, geological mapping, rock chip sampling, and drill targeting. Exploration discovered new copper targets within the license area.

Exploration targets are summarized in the following table. Most exploration at Alvito has concentrated on the southern half of the license where numerous copper prospects along two sub-parallel, 10-km long, NNW-trending structures highlight the potential for copper-gold mineralization.  However, the latest work also suggests the potential for copper mineralization in the northern portion of the license.

Target Name	Target Type	Target Name	Target Type
Entre Matinhas Central	Magnetite breccia	Monte da Agua	Quartz vein/fault
Entre Matinhas North	Magnetite breccia	Monte do Outeiro (North)	Dikes and fault
Manisela South	Fault (gossan)	Monte do Outeiro (South)	Fault and gossan
Cova Das Minas	Quartz vein and fault zone	Albardeiros	Fault and dikes
Manisela North	Fault, quartz vein and gossan	Pego do Coito	Fault and dikes
Entre Matinhas South	Fault	Poço Malhada	Mafic dykes and contacts
Ribeira	Dikes and faults	Machoqueira	Contact
Manisela East	Fault, breccia and gossan	Poço dos Eucaliptos	Contact and fault
Defesa Grande	Contact and faults	Area 1440	Faults?
Mata	Contact and fault intersection; magnetite breccia and quartz vein	Vale da Rata	Contacts?
Entre As Matas (North)	Fault	Entre Matinhas East	visit necessary
Vale Nogueira	Quartz vein and fault	Entre as Matas South	visit necessary
Entre As Matas (South)	Fault	Defesa Grande East	visit necessary
Nogueira	Fault and quartz vein

Recent rock chip sampling and mapping suggest new targets in several areas, particularly around the Mata and Monte de Outeiro targets where geochemical anomalies in gold, copper, bismuth, molybdenum, tungsten, lead and zinc suggest the presence of a previously unsuspected, potentially mineralized, buried felsic intrusion. Gold and copper anomalism associated with magnetite breccias and gossans at the Entre Matinhas, Entre as Matas, and Manisela target areas are also high on the targeting list for the planned drill program. A number of copper-bearing quartz vein occurrences in the Nogueira and Vale Nogueira areas suggest further target possibilities in larger, less-explored parts of the Alvito license.

The Company and OZE plan to begin a drill program on the property during the second quarter of 2018. Originally, a 1500-meter drilling program was slated to be completed during the end of 2017, but the success identification of drill targets suggests that there may be reason to increase the proposed amount of drilling to 2000-2500 meters.

Alvalade Project

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite Belt. The project consists of one exploration license and covers approximately 902 square kilometers. The Company currently has a 100% interest in the project as it recovered the interest held by a former JV partner during 2017, but it is currently finalizing an agreement with a new funding partner who could earn a 51% interest in the project from the Company over 3 years.

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

The Alvalade JV formerly covered 3 licenses (Ferreira do Alentejo, Lousal Alvalade and Canal Caveira). In October 2013, the government of Portugal approved the amalgamation of the three exploration licenses into a single exploration license. The new license was issued on October 31, 2013 and expires on December 31, 2016. No land reductions are required during the period, and the license may be renewed for up to two one-year periods, with a 50% land reduction upon each renewal. The license has been renewed for the second one-year period until December 31, 2018 The license has a 3% NSR attached which may be negotiated downwards in certain instances.

Former Joint-Venture Agreements

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

On August 31, 2015, the Company signed an agreement with Colt Resources Inc. (“Colt”) and Antofagasta, whereby Colt will purchase Antofagasta’s 60% interest in the property for a total of US$7.1 million in incremental payments and a 1% NSR to Antofagasta. With the purchase, Colt became the optionee partner with the Company operating the project. Under the revised joint-venture agreement, Colt could earn up to 80% of the Joint-venture through a combination of exploration expenditures, completion of a feasibility study, and generation of a mine development decision by the end of the year 2023.

Colt subsequently defaulted on its joint-venture obligations. In order to regain a 100% interest in the property, Avrupa entered into an agreement with Colt and Antofagasta. Under the agreement, the Company agreed to forgive approximately €160,000 in debts, assume a deposit on the project of €75,000, and make the following payments to the initial partner on the project in return for increasing its interest in the project from 40% back to 100%:

•Cash payment of US$250,000 on the filing of an initial NI 43-101 compliant resource estimate meeting certain minimum criteria;

•Staged cash payments totaling US$1,000,000 on the completion of a NI 43-101 compliant feasibility study meeting certain minimum criteria; and

•Staged cash payments totaling US$3,000,000 on the commencement of commercial production from the project.

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

Six additional holes were drilled in this initial Sesmarias program in the immediate vicinity of the initial Sesmarias massive sulfide intersection (SES002). A total of 1,961 meters were drilled in the general target area. Highlights from the 6 additional holes include:

•SES008, a 650-meter step-out NW from discovery SES002, intersects 5.5 meters of massive sulfide mineralization with positive gold and silver results, and including 5.0 meters @ 0.64% Copper, 0.94% Lead, and 1.54% Zinc.

•SES006, a 50-meter step-out NW from SES002, intersects 1.5 meters of VMS mineralization @ 1.66% Copper, 2.3% Lead, and 3.66% Zinc.

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

Current and Anticipated Exploration

For the year ended December 31, 2016, Colt had forwarded a total of $250,519 (€170,422) and issued 2,425,500 common shares of Colt to the Company at a deemed value of $0.08 per share ($194,040) for the Alvalade property. The Company incurred an additional $131,722 (€93,000) which was to be reimbursed by Colt. Colt, however, defaulted on its joint venture obligations. In June 2017, the Company regained a 100% interest in the property by agreeing to forgive approximately €160,000 euros owed by Colt, assume a deposit on the project of €75,000 and make certain milestone payments to the initial partner Antofagasta of up to US$4,250,000 from the initial filing of an NI 43-101 compliant resource estimate to commencement of commercial production.

In March 2018, the Company announced it had signed a non-binding letter of intent with the subsidiary of a major international mining company as a funding partner (the “Funding Partner”) to have the Funding Partner provide funding over the next three years to earn an initial 51% in each of three of Avrupa’s Portugal properties, including Alvalade. The terms for the proposed agreement for Alvalade are:

oFor 51% of the license, spend €10 million on exploration over the next 3 years (including 30,000 meters of drilling);

oFor an additional 24%, for a total of 75%, produce a feasibility study on any one particular project within the license area by the end of the pre-exploitation license period, or by the end of 2023, whichever is earliest.

The Company and the Funding Partner are currently working to convert the Letter of Intent to a definitive agreement. There is no assurance that a definitive agreement will be completed. However, if a formal agreement is finalized, it is anticipated that the next phase of exploration on the property will commence in mid-2018 with the funding and technical assistance from the Funding Partner.

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

In March 2018, the Company announced it had signed a non-binding letter of intent with the subsidiary of a major international mining company as a funding partner (the “Funding Partner”) to have the Funding Partner provide funding over the next three years to earn an initial 51% in each of three of Avrupa’s Portugal properties, including Marateca. The terms for the proposed agreement for Marateca are:

oFor 51% of the license, spend €2 million over the next 2 years, including 10,000 meters of drilling;

oFor an additional 9%, for a total of 60%, spend €4 million over the following 2 years, including a minimum of 10,000 meters of drilling;

oFor a further 10%, for a total of 70%, produce a pre-feasibility study on any one particular project within the license area by the end of 2023.

The Company and the Funding Partner are currently working to convert the Letter of Intent to a definitive agreement. There is no assurance that a definitive agreement will be completed. However, if a formal agreement is finalized, it is anticipated that the next phase of exploration on the property will commence in mid-2018 with the funding and technical assistance from the Funding Partner.

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

During 2017, the Company conducted limited exploration at Mertola. The Company began preparing and updated study of the historic Sao Domingos mine on the eastern end of the license. New information suggests additional brownfields exploration possibilities within sight of the mine complex, with several drill-ready targets identified at the historic Chanca mine located less than 10 kilometers away from Sao Domingos.

In March 2018, the Company announced it had signed a non-binding letter of intent with the subsidiary of a major international mining company as a funding partner (the “Funding Partner”) to have the Funding Partner provide funding over the next three years to earn an initial 51% in each of three of Avrupa’s Portugal properties, including Mertola. The terms for the proposed agreement for Mertola are:

oFor 51% of the license, spend €1 million by the end of the exploration license period in 2019, including at least 2,000 meters of drilling;

oFor an additional 9%, for a total of 60%, spend €2 million within two years of the start of the pre-exploitation license, including a minimum of 6,000 meters of drilling;

oFor a further 10%, for a total of 70%, produce a pre-feasibility study, within three years of the 60% earn-in, or by the end of the pre-exploitation license period, on any one particular project within the license area.

The Company and the Funding Partner are currently working to convert the Letter of Intent to a definitive agreement. There is no assurance that a definitive agreement will be completed. However, if a formal agreement is finalized, it is anticipated that the next phase of exploration on the property will commence in mid-2018 with the funding and technical assistance from the Funding Partner.

Other Portugal Properties

Covas

The Covas property is a tungsten-gold exploration project located in the northwestern portion of Portugal. The property consists of a single exploration license and is 1,949 hectares in size. The Company currently has a 25% interest in the property, with 75% owned by Blackheath Resources Inc. through a JV agreement.

In October 2017, Blackheath funded a single 225-meter drill hole to partially test for the possibility of a large-tonnage, close-to-the-surface, bulkmineable, disseminated tungsten deposit directly related to or hosted in the presumed porphyritic granitic Covas intrusive body.  Surface and close-to-surface indications for potential mineralization included strong alteration affiliated with an intense linear, negative magnetics anomaly, multi-element geochemical anomalism contained in soil samples covering the linear magnetics anomaly and supporting IP/chargeability anomalism. The single drill hole partially tested the target idea.  Alteration was present throughout the hole, particularly strong silicification through the bottom half of the hole.  Porphyritic intrusive rocks were present in the hole in the form of cross-cutting dikes.

In March 2018, Blackheath terminated the joint-venture agreement on the property and the license for the property is expected to be cancelled by the Portuguese DGEG in 2018. The Company wrote-off its capitalized acquisition costs of $71,289 as of December 31, 2017.

Santa Margarida do Sado

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal. The Santa Margarida do Sado license covered potential northward extensions of mineralization from the historic Canal Caveira Mine which is located on the Company’s Alvalade Joint Venture license located immediately adjacent to the south.

While the Company had identified VMS target potential within the license boundaries, the Company dropped the Santa Margarida license which became official in fiscal 2017

Generative work

The Company is continuing prospecting for additional properties in other parts of Portugal, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas. The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.

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

The Company and Byrnecut have transferred the Slivovo license to Peshter Mining J.S.C, which is currently owned 89.06% by Byrnecut and 10.94% by the Company.

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

Byrnecut contracted with associate company Mining Plus Pty. Ltd. (“Mining Plus”) to work on an initial resource model and calculation. The goal will be to provide enough information to make a tactical decision to move onto the next phase which will include work to move the Slivovo exploration license to a mining license and work on pre-feasibility study. Mining Plus is tabulating and compiling the project data. The Company contracted with Mr. Gary Giroux to prepare an NI 43-101 compliant maiden resource estimate which will be part of a larger NI 43-101 compliant document prepared by Mining Plus.

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

All samples were submitted for gold and silver analysis, with samples from holes up to SLV014 submitted for a full multi-element suite of analysis. Multi-elements analysis ceased from SLV015 onward due to budget constraints. All analysis was undertaken by ALS at a number of their fully accredited laboratories. All samples were sent to the ALS sample preparation facility in Serbia where they were logged into the Company’s LIMS and prepared for analysis. The sample is logged in the tracking system, weighed, dried and finely crushed to better than 70 % passing a 2 mm (Tyler 9 mesh, US Std. No.10) screen. A split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh, US Std. o. 200) screen. This pulp is then used for the gold, silver and multi-element analysis.

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

Current and Anticipated Exploration

Byrnecut completed the Project Study which was reviewed both internally and by an independent mining engineer. During 2017, Byrnecut completed an 18 hole drill program totaling 6,280 meters. The drilling was originally planed for 5,670 meters and was designed to discover, delineate and define additional high grade (defined as 5 g/t or greater gold) gold resources. The program focused on five areas of interest which were designated as:

•Main Gossan Offset

•Gossan Extension

•Sandstone Gossan

•Deep IP Anomaly

•Dzemail

Targets were selected for viability based on three major factors:

•IP anomalies, shallow (less than 100 meters deep) and deep (greater than 100 meters deep), identified in the 2016 geophysical program

•Structural and geological models based on historic drilling and geological mapping

•Limited-in-scope, widespread geochemical surveys

Results from the drilling were mixed.  New geological and structural information gained from the work indicated that the complexity of the Slivovo system is greater than originally suspected.  Geochemical results from sampling of the mineralized core did not significantly extend near-surface gold mineralization.  The combination of these results indicated new mineral possibilities in the immediate Slivovo target area, but none close enough to the surface to significantly increase the size of the present, potentially surface-mineable Slivovo gold deposit.

Byrnecut commissioned a follow-up, independent technical report to verify potential of significant mineralization around the Slivovo deposit, at Peshter and Brus, as well as around the remaining areas of the license.  Results of the independent study, completed in November 2017, diverged somewhat from earlier work, particularly in genesis and placement of the mineralization in the Slivovo area. Earlier work assumed mineral-bearing fluids originated from perhaps a single, large porphyry intrusive source on the property, allowing for potential of a larger deposit at Slivovo.  The new work presumes however that Slivovo gold mineralization is sourced from a large, off-property intrusive center. Numerous small, satellite porphyritic intrusions emplaced perpendicularly to the mineral-hosting calcareous rocks at Slivovo, thus forming small mineral bodies around the Slivovo gold deposit.  The independent study finally suggests a number of small (10K) to medium size (100K) targets within the license area,

The 2017 program was fully funded by Byrnecut as Avrupa decided not to participate in funding the program. Avrupa’s ownership portion of the project is therefore being diluted as funds are spent by Bynecut. If the Company’s share of Peshter declines below 10%, Avrupa’s interest will convert to a 2% Net Smelter Royalty which is expected to occur during 2018.

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

The Kamenica license has been dropped, but replaced by the fully-overlapping new Metovit application which has been approved by ICMM.  In February 2016, Byrnecut advanced €31,871 for the Company to meet 2016 legal work commitments and further advance this property. The current exploration program included geological and geochemical reviews which continued at the end of 2016 and into the first month of 2017.  About 700 samples were sent to the lab, and the results have been tabulated, compiled and reviewed.  Results of the sampling indicated geochemical anomalism along certain structures crossing the license. However, there were only a few indications of wide zones of potential mineralization. The possibility of further follow-up work is being discussed. The initial period of the Metovit license expires at the end of the second quarter of 2018, and the Company will decide on whether to request an extension as allowed by Kosovo mining law.

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

ERZGEBIRGE JV -- OELSNITZ LICENSE

OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is renewable upon proof of continued exploration activities, and the application for renewal until March 31, 2019 has been approved. There is no royalty attached to the license.

The Company earned into 85% of the project (as of December 31, 2017 - $252,083 (€192,576)), and the two companies are setting up a joint venture to further explore for gold on the property.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up. Follow-up of gold and tin anomalism in a number of target areas is now currently underway, and the Company is continuing to look for joint venture partnerships at the present time.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.25 on December 31, 2017.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2017, 2016 and 2015.

Operating Results

Year ended December 31, 2017 vs. year ended December 31, 2016

During fiscal 2017, the Company completed its exploration program at the Alvito property in preparation of drilling in fiscal 2018. The Company also reacquired a 100% interest in the Alvalade property and signed an initial letter of intent with a funding partner in regards to the acquisition of an interest in the Alvalade, Marateca, and Mertola properties. In Kosovo, the Company’s partner completed a drill program at Slivovo and commissioned a new technical report on the property.

The comprehensive loss for the year ended December 31, 2017 was $1,879,521, or ($0.02) per share, compared to a comprehensive loss of $1,900,329, or ($0.03) per share, for the year ended December 31, 2016. Mineral exploration expenses were $1,742,813 (Year ended December 31, 2016 - $1,157,878), which were partially offset by advances from optionees of $780,195 (2016 - $581,875). Excluding the non-cash depreciation of $2,589 (2016 - $5,176) and share-based payment of $110,564 (2016 - $270,698) related to the grant and vesting of stock options, the Company’s general and administrative expenses totaled $750,542 during the year ended December 31, 2017 (2016 - $807,439), a decrease of $56,897. The decrease was primarily due to lower consulting expense of $124,520 (2016 - $266,573), a decrease in office and administrative fees to $29,070 (2016 - $44,867).  Listing and filing fees declined slightly to $10,485 (2016 -$12,035). Professional fees were largely unchanged at $203,662 (2016 - $202,484). Rent rose to $9,000 (2016 - $7,308), transfer agent fees increased to $10,581 (2016 - $8,432), and travel rose to $66,882 (2016 - $61,023). Investor relations expense rose to $292,430 (2016 - $191,544) as the Company continued its efforts to raise investors awareness.

Other items included write down of due from optionee of $1 (2016 - $238,705) and a write-down of exploration and evaluation assets of $71,289 (2016 - $Nil) as the Company wrote-off the Covas property. Loss on disposal of equipment was $2,105 (2016 - $Nil). Interest income fell to $2,068 (2016 - $3,056) due to lower average cash balances in the current year. Other income was $2,837 (2016 - $2,308). Exchange differences arising on the translation of foreign subsidiaries was a gain of $26,776 (2016 – loss of $28,208).

During the year ended December 31, 2016, the Company expensed exploration costs totaling $1,742,813 including $222,672 on Alvalade, $109,482 on Covas, $655,098 on Alvito, $418,276 on other projects in Portugal, $Nil on Slivovo, $235,563 on other projects in Kosovo, $29,621 in Germany, and $72,101 on others.

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

The decrease in general and administrative expenses was due to the reclassification of the Company’s Portuguese subsidiary’s general and administrative expenses to mineral exploration expenses in 2015, and declines in several other expense categories. Professional fees fell to $180,836 (2014 - $258,688) as the Company renegotiated the Alvalade and Covas JV agreements in 2014; Consulting increased to $143,100 (2014 - $107,675), salaries decreased to $161 (2014 - $30,543), office and administrative fees fell to $21,777 (2014 - $41,990) and travel declined to $52,130 (2014 -$57,618). Other items include insurance of $4,600 (2014 – $18,577); Investor relations of $163,278 (2014 - $175,574); Rent rose to $25,729 (2014 - $17,441); and Telephone was $Nil (2014 - $1,208)

Other items included foreign exchange gain of $4,256 (2014 - $7,181) which was due to favorable exchange rates; Interest income of $2,508 (2014 - $8,956) as the Company had lower cash balances during the year; Other income was $1,247 (2014 - $222). Property investigation costs were $Nil (2014 - $6,293). Exchange difference arising on the translation of foreign subsidiaries was a gain of $5,593 (2014 - loss of $14,805).

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

Liquidity and Capital Resources

As at December 31, 2017, the Company’s working capital was $27,102 (December 31, 2016 - $484,426).  With respect to working capital, $182,794 (December 31, 2016 - $518,196) was held in cash. $167,910 (December 31, 2016 - $4,175) was held in restricted cash. The decrease in cash was due the higher exploration expenditures on the Company’s mineral properties during the year.

During the year ended December 31, 2017, the Company completed two private placements of its common shares. On April 20, 2017, the Company completed a non-brokered private placement of 2,500,000 common shares at a price of $0.09 per share for gross proceeds of $225,000. On July 12, 2017, the Company completed a non-brokered private placement of 10,170,000 units at a price of $0.10 per unit for gross proceeds of $1,017,000. Each unit consisted of one common share and one non-transferable warrant, with each warrant exercisable at a price of $0.15 until July 12, 2020.

Subsequent to the year-end, the Company completed a private placement of 6,875,000 units at a price of $0.08 per unit for gross proceeds of $550,000. Each unit consists of one common share and one non-transferable warrant, with each warrant exercisable at a price of $0.12 until March 26, 2020.

As of December 31, 2017, the Company has no outstanding commitments except for a long-term loan to purchase a used vehicle which is repayable in monthly payments totaling $34,812 as of December 31, 2017 which matures on April 5, 2022. The Company has not pledged any of its assets as security for loans other than €118,000 ($177,613) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company’s funding from its JV partners will allow its efforts to continue throughout 2018. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2018, exclusive of the amounts to be spent by the Company’s’ joint-venture partners, is approximately €150,000. The General and Administrative expenses for 2018 are budgeted at a similar level to the 2017 expenditures.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2013	Private Placement	6,000,000	$ 0.10	$ 600,000
	Private Placement	3,500,000	0.10	350,000
	Purchase of Non-Controlling Interest	450,000	0.105	47,250

December 31, 2014	Private Placement	4,400,000	$ 0.25	$ 1,100,000
	Property License Fees	515,560	0.25	128,890
	Exercise of Options	150,000	0.10	15,000
	Exercise of Warrants	946,666	0.15	142,000

December 31, 2015	Private Placement	10,920,000	$ 0.10	$ 1,092,000

December 31, 2016	Private Placement	13,547,000	$ 0.10	$ 1,354,700
	Exercise of Options	200,000	0.10	20,000
	Exercise of Finders’ Options	453,000	0.10	45,300
	Exercise of Warrants	4,573,000	0.15	685,950

December 31, 2017	Private Placement	2,500,000	$ 0.09	$ 225,000
	Private Placement	10,170,000	0.10	1,017,000

Year Ended December 31, 2017

As at December 31, 2017, the Company’s working capital was $27,102 (December 31, 2016 - $484,426).

During the year, Operating Activities used cash of ($1,479,332), including the loss for the year of ($1,906,297). Items not involving cash include Depreciation of $2,589, loss on disposal of equipment of $2,105, Write-down of due from optionee of $1, Write-down of exploration and evaluation assets of $71,289, Mineral exploration expenses of $21,520, and Share-based payments of $110,564.

Changes in non-cash working capital items include a decrease in VAT Receivables of $6,510; an increase in Due from Optionees of ($28,557); a decrease in Prepaid Expenses and Advances of $19,818; Increase in Other Receivables of ($11,121); an increase in Accounts Payable and Accrued Liabilities of $82,982; a decrease in Accounts Payable Owed by Optionees of ($31,124); a decrease in Due From/To Related Parties of ($7,842); an increase in Funds Held for Optionees of $163,735; and Exchange difference arising on the translation of foreign subsidiaries was $24,496.

Investing Activities provided cash of $123,988. Net proceeds from investments – available for sale provided cash of $84,862. Net proceeds from sale of equipment provided cash of $12,167 and purchase of equipment used cash of ($13,630). Property deposits provided cash of $40,589.

Financing Activities provided cash of $1,183,677. Proceeds from issuance of common shares provided cash of $1,242,000 and share issue costs used cash of ($58,323).

Cash, included restricted cash of $167,910, was $350,704 as of December 31, 2017 compared to cash of $522,371 as of December 31, 2016, a decrease of $171,667 during the year.

Year Ended December 31, 2016

As at December 31, 2016, the Company’s working capital was $484,426 (December 31, 2015 - $10,562).

During the year, Operating Activities used cash of ($1,722,472), including the loss for the year of ($1,872,121). Items not involving cash include Depreciation of $5,176, Write-down of due from optionee of $238,705, Mineral exploration expenses of ($179,800), and Share-based payments of $270,698.

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

Investing Activities provided cash of $53,814, with $2,245 from Net proceeds from investments – available for sale and $51,569 from Property deposits.

Financing Activities provided cash of $2,029,103. Proceeds from issuance of common shares provided cash of $2,105,950 and share issue costs used cash of ($76,847).

Cash, included restricted cash of $4,175, was $522,371 as of December 31, 2016 compared to cash of $161,926 as of December 31, 2015, an increase of $360,445 during the year.

Year Ended December 31, 2015

As at December 31, 2015, the Company’s working capital was $10,562 (December 31, 2014 - $432,609).

During the year, Operating Activities used cash of ($1,811,119), including the loss for the year of ($1,548,930). Items not involving cash include Depreciation of $5,765, Mineral exploration expenses of $15,669, and Share-based payments of $192,043.

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

Investing Activities used cash of ($143,834), with the $13,741 used for the Purchase of Equipment and ($130,093) from Property Deposits.

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

Basis of preparation

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2017.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J.S.C (subsequently reduced to 15%)	11.06%	Kosovo	Exploration
Avrupa Holdings Inc.	100%	Barbados	Holding
Avrupa Portugal Holdings Inc.	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc.	100%	Barbados	Holding

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

Critical judgments

•The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid. The functional currency of its wholly-owned subsidiaries in Europe is the Euro and subsidiaries in Barbados is the US Dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency;

•The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•The determination that the Company will continue as a going concern for the next year.

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

Other financial liabilities - This category includes due to related parties, accounts payable and accrued liabilities, accounts payable owed by optionees, funds held for optionees and long-term loan all of which are recognized at amortized cost.

At December 31, 2017, 2016 and 2015, the Company did not have any derivative financial assets or liabilities.

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2017 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.25 on December 31, 2017.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2017, the Company had a total of €118,000 ($177,613) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 20, 2018 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	62	July 8, 2010
Mark T. Brown (1)	Canada	50	January 23, 2008
Paul Dircksen (1)	United States	72	September 30, 2013
Frank Hogel	Germany	45	August 3, 2016
Paul Nelles	Germany	71	April 7, 2016
Ross Stringer (1)	Canada	66	December 16, 2013

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated April 28, 2017.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 20, 2018, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	62	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	43	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Professional Accountants of British Columbia.  Since July 1, 2001, she has been

Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Alianza Minerals (since April 2015), Big Sky Petroleum (since April 2014), Mountain Boy Minerals (since December 2017), Paget Minerals Corp. (since November 2015) and Strategem Capital Corporation (since May 2005). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Professional Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Executive Officer, President and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; CEO and a Director of Paget Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; a Director and Chairman of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Adamera Minerals Corp., a mineral exploration company traded on the TSX Venture Exchange; President, CEO and Director of Mountain Boy Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Orestone Mining Corp., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer of Redstar Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

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

Frank Högel has a MBA with a focus on financial management, banking, and international business and management from the University of Nürtingen, Germany. He currently serves as the CEO of Peter Beck Performance Funds GbR and sits on the advisory board of Concept Capital Management. Concept Capital is an asset management company focused on evaluating and investing in Canadian resource companies through equity investments, convertible bonds and gold, silver and copper off-take agreements. Mr. Högel also sits on the board of several other public companies listed on the TSX Venture Exchange, including Canamex Gold Corp., Golden Goliath Resources Ltd., Monarca Minerals Inc., Nicola Mining Inc., and Tembo Gold Corp. Mr. Hogel devotes approximately 5% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 8, 2017.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2017 2016 2015	$ 265,828 265,571 235,936	$ 16,880 16,270 31,850	200,000 100,000 350,000	$ 53,262 67,972 65,251	$ 335,970 349,813 333,037

Winnie Wong, CFO and Corporate Secretary (3)	2017 2016 2015	N/A N/A N/A	$ 12,660 16,270 20,475	150,000 100,000 225,000	$ 218,690 236,975 254,775	$ 231,350 253,245 275,250

Mark T. Brown, Director (4)	2017 2016 2015	N/A N/A N/A	$ 12,660 48,810 25,025	150,000 300,000 275,000	$ Nil Nil Nil	$ 12,660 48,810 25,025

Paul Dircksen, Director	2017 2016 2015	N/A N/A N/A	$ 4,220 16,270 18,200	50,000 100,000 200,000	$ Nil Nil Nil	$ 4,220 16,270 18,200

Ross Stringer, Director	2017 2016 2015	N/A N/A N/A	$ 4,220 16,270 18,200	50,000 100,000 200,000	$ Nil Nil Nil	$ 4,220 16,270 18,200

Paul Nelles, Director	2017 2016	N/A N/A	$ 4,220 16,270	50,000 100,000	$ Nil Nil	$ 4,220 16,270

Frank Hogel, Director	2017 2016	N/A N/A	$ 4,220 40,675	50,000 250,000	$ Nil Nil	$ 4,220 40,675

(1)“Other Compensation” for Paul W. Kuhn is for housing allowance and school fees.

(2)Paul W. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $218,690, $236,975, and $254,775 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2017, December 31, 2016, and December 31, 2015, respectively.

(4)Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $218,690, $236,975, and $254,775 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2017, December 31, 2016, and December 31, 2015, respectively.

No funds were set aside or accrued by the Company during fiscal 2017 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the Company has two non-independent directors. Paul W. Kuhn serves as CEO and President of the Company, and Paul Nelles is a non-executive director of IEK and CEO of Peshter Mining Company J.S.C., the company that holds the Slivovo license in which the Company has a 11.06% interest.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 8, 2017, shareholders approved the resolution to set the current Board at 6 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met three times in person during fiscal 2017, and various other matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

1.To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters;

2.To provide effective communication between directors and external auditors appointed by the Company;

3.To enhance the external auditors’ independence; and

4.To increase the credibility and objectivity of financial reports.

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

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting. It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Company’s internal control system:

•identifying, monitoring and mitigating business risks; and

•ensuring compliance with legal, ethical and regulatory requirements.

It is a responsibility of the Committee to review the annual financial statements of the Company prior to their submission to the Board for approval.  The process should include but not be limited to:

•reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

•reviewing significant accruals or other estimates such as the ceiling test calculation;

•reviewing accounting treatment of unusual or non-recurring transactions;

•ascertaining compliance with covenants under loan agreements;

•reviewing disclosure requirements for commitments and contingencies;

•reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

•reviewing unresolved differences between management and the external auditors; and

•obtaining explanations of significant variances within comparative reporting periods.

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

With respect to the appointment of external auditors by the Board, the Committee shall:

•recommend to the Board the appointment of the external auditors;

•recommend to the Board the terms of engagement of the external auditors, including the compensation of the external auditors and a confirmation that the external auditors shall report directly to the Committee; and

•when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

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

The Committee shall establish a procedure for:

•the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

•the confidential, anonymous submission by employees and agents of the Company of concerns regarding questionable accounting or auditing matters.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Ross Stringer.

Staffing

The Company currently has 6 employees (2016 – 6; 2015 – 7) and 2 executive officers (2016 – 2; 2015 – 2). Of the employees, 4 are located in Portugal, including 1 manager, 1 accounting/administrator, 1 landsman, and 1 geologist. 2 employees are located in Kosovo, and include 1 geologist and 1 administrator. All of the company’s prior employees in Kosovo are currently working for Peshter Mining J.S.C., which is 10.94% owned by the Company.

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

Table No. 9 lists, as of April 20, 2018, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,704,500	1.80%
Common	Winnie Wong (2)	950,000	1.00%
Common	Mark T. Brown (3)	14,201,334	15.01%
Common	Paul Dircksen (4)	650,000	0.69%
Common	Frank Hogel (5)	400,000	0.42%
Common	Paul Nelles (6)	980,791	1.04%
Common	Ross Stringer (7)	910,000	0.96%
	Total Directors/Officers	19,796,625	20.03%

(1)1,050,000 of these shares represent currently exercisable stock options and 92,000 represent currently exercisable share purchase warrants.

(2)850,000 of these shares represent currently exercisable stock options.

(3)7,521,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 4,960,000 of the common shares are held in Mr. Brown’s RRSP. 325,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control and 545,000 are common shares held by Mr. Brown directly. 850,000 of these shares represent currently exercisable common share purchase options.

(4)650,000 of these shares represent currently exercisable stock options.

(5)400,000 of these shares represent currently exercisable stock options.

(6)475,000 of these shares represent currently exercisable stock options

(7)Of these shares, 200,000 are common shares held by Ross G. Stringer Inc., a company controlled by Mr. Stringer, and 60,000 are common shares held by Mr. Stringer directly. 650,000 of these shares represent currently exercisable stock options.

Based upon 93,793,797 common shares outstanding as of April 20, 2018, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

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

On April 20, 2018, the shareholders' list for the Company's common shares showed 72 registered shareholders, including depositories, and 93,793,797 common shares issued and outstanding. Of the total registered shareholders, 19 are resident in Canada holding 81,210,276 common shares, or 87% of the total issued and outstanding; 40 shareholders are resident in the United States holding 8,381,694 common shares, or 9% of the issued and outstanding, and 13 shareholders are resident of other nations holding 4,201,827 common shares, or 4% of the issued and outstanding.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 20, 2018 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	14,201,334	15.01%

(1)7,521,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 4,960,000 of the common shares are held in Mr. Brown’s RRSP. 325,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control and 545,000 are common shares held by Mr. Brown directly. 850,000 of these shares represent currently exercisable common share purchase options.

Based upon 93,793,797 common shares outstanding as of April 20, 2018, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2017, December 31, 2016, and December 31, 2015:

	Services	Expenses Incurred During the Year Ended December 31, 2017	Expenses Incurred During the Year Ended December 31, 2016	Expenses Incurred During the Year Ended December 31, 2015
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 218,690	$ 236,975	$ 254,775
Paul W. Kuhn	Geological consulting, housing allowance and school payment	$ 335,970	$ 349,813	$ 333,037
Paul L. Nelles (b)	Salaries and share-based payment	$ 23,320	$ 35,387	$ 100,526
Michael Diehl (b)	Salaries and share-based payment	$ Nil	$ Nil	$ 47,213
Mineralia (c)	Geological consulting	$ 198,089	$ 239,882	$ 254,598
B&B Renting and Consulting (d)	Rent	$ 42,026	$ 26,293	$ Nil
Adriano Barros (c, d)	Share-based payment	$ 16,880	$ 11,389	$ 4,550
TOTAL:		$ 834,975	$ 899,739	$ 994,699

(a)Pacific Opportunity Capital Ltd., a company controlled by, Mark Brown, a director of the Company

(b)Paul L. Nelles is a director and Michael Diehl was exploration manager of Innomatik. Starting from April 1, 2014, Mr. Nelles’ and Mr. Diehl’s amounts were paid with Byrnecut’s funding for Slivovo. Subsequently, in February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik.

(c)Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)B&B Renting and Consulting is a private company partially owned by Adriano Barros, the general manager of MAEPA.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2017, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 86,918,797 common Shares issued and outstanding as of December 31, 2017 and 93,793,797 common shares issued and outstanding as of April 20, 2018.

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

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending March 31, 2018;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2018; and

•each of the last five fiscal years ended December 31, 2017.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2018	$0.09	$0.08	$0.09
February 2018	$0.09	$0.07	$0.09
January 2018	$0.09	$0.06	$0.08
December 2017	$0.08	$0.06	$0.06
November 2017	$0.08	$0.06	$0.08
October 2017	$0.09	$0.07	$0.07

Three Months Ended 3/31/18	$0.09	$0.06	$0.09
Three Months Ended 12/31/17	$0.09	$0.06	$0.06
Three Months Ended 9/30/17	$0.11	$0.08	$0.08
Three Months Ended 6/30/17	$0.13	$0.09	$0.10
Three Months Ended 3/31/17	$0.14	$0.09	$0.09
Three Months Ended 12/31/16	$0.17	$0.09	$0.12
Three Months Ended 9/30/16	$0.25	$0.11	$0.17
Three Months Ended 6/30/16	$0.13	$0.08	$0.10
Three Months Ended 3/31/16	$0.14	$0.08	$0.09
Three Months Ended 12/31/15	$0.17	$0.08	$0.11
Three Months Ended 9/30/15	$0.16	$0.07	$0.14
Three Months Ended 6/30/15	$0.15	$0.09	$0.10

Year Ended 12/31/17	$0.14	$0.06	$0.06
Year Ended 12/31/16	$0.25	$0.08	$0.12
Year Ended 12/31/15	$0.38	$0.07	$0.11
Year Ended 12/31/14	$0.40	$0.08	$0.29
Year Ended 12/31/13	$0.17	$0.04	$0.08

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to March 2018	€0.25	€0.03	€0.06

Table No. 12 lists, as of April 20, 2018, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
10,920,000	$0.15	July 14, 2018
13,547,000	$0.15	July 4, 2019
6,875,000	$0.12	March 26, 2020
10,170,000	$0.15	July 12, 2020
Total: 41,512,000

Table No. 13 lists, as of April 20, 2018, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
99,000	$0.10	July 14, 2018
411,250	$0.10	July 4, 2019 (1)
Total: 510,250

(1)The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

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

During the year ended December 31, 2017, the Company completed two private placements of its common shares. On April 20, 2017, the Company completed a non-brokered private placement of 2,500,000 common shares at a price of $0.09 per share for gross proceeds of $225,000. On July 12, 2017, the Company completed a non-brokered private placement of 10,170,000 units at a price of $0.10 per unit for gross proceeds of $1,017,000. Each unit consisted of one common share and one non-transferable warrant, with each warrant exercisable at a price of $0.15 until July 12, 2020.

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

During the year ended December 31, 2017, the Company issued no shares for assets other than cash.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 20, 2018, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	250,000 350,000 100,000 200,000 150,000	250,000 350,000 100,000 200,000 150,000	$0.10 0.10 0.18 0.10 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Winnie Wong, Chief Financial Officer & Corporate Secretary	250,000 225,000 100,000 150,000 125,000	250,000 225,000 100,000 150,000 125,000	$0.10 0.10 0.18 0.10 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Mark T. Brown, Director	275,000 300,000 150,000 125,000	275,000 300,000 150,000 125,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Paul Dircksen, Director	200,000 200,000 100,000 50,000 100,000	200,000 200,000 100,000 50,000 100,000	$0.10 0.10 0.18 0.10 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Frank Hogel, Director	250,000 50,000 100,000	250,000 50,000 100,000	0.18 0.10 0.10	September 26, 2021 April 26, 2022 March 14, 2023

Paul Nelles, Director	25,000 200,000 100,000 50,000 100,000	25,000 200,000 100,000 50,000 100,000	$0.10 0.10 0.18 0.10 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Ross Stringer, Director	200,000 200,000 100,000 50,000 100,000	200,000 200,000 100,000 50,000 100,000	$0.165 0.10 0.18 0.10 0.10	March 3, 2019 July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Employees/Consultants	420,000 565,000 525,000 610,000 1,000,000 40,000	420,000 565,000 525,000 610,000 1,000,000 40,000	$0.10 0.10 0.18 0.10 0.10 0.10	October 16, 2018 July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023 March 26, 2023

Total Officers and Directors	4,925,000	4,925,000

Total Employees/ Consultants	3,160,000	3,160,000

Total Officers/Directors/ Employees and Consultants	8,085,000	8,085,000

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

Section 16 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate

b)issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

d)mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

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

(a)by or at the direction of the board, including pursuant to a notice of meeting;

(b)by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for in Section 27 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in Section 27.

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

Material Contracts

1.On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the

Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period. A copy of this agreement has been filed as an exhibit to the Company’s 20-F Registration Statement.

2.On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016. During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work. A copy of this agreement has been filed as an exhibit to the Company 20-F Registration Statement.

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2017, 2016 and 2015 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Germany and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $18,300.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2017. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2017, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2017.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2017 Ended 12/31/2017	Fiscal 2016 Ended 12/31/2016
Audit Fees	$ 18,250	$ 16,250
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 18,250	$ 16,250

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

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 24, 2018.

•Consolidated Statements of Financial Position at December 31, 2017, and December 31, 2016.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

•Consolidated Statements of Cash Flows for the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2017 and December 31, 2016.

•Notes to Financial Statements

(B)  Index to Exhibits:

1.Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

1.1Certificate of Incorporation and Notice of Articles dated January 23, 2008**

1.2Articles and Bylaws (British Columbia) dated January 23, 2008*

1.3Certificate of Name Change dated July 7, 2010**

2.Instruments defining the rights of holders of the securities being registered – See Exhibit Number 1

3.Voting Trust Agreements – not applicable

4.Material Contracts

4.1Joint Venture agreement between the Company and Antofagasta Minerals S.A. (“Antofagasta”) regarding the exploration on the Alvalade project dated December 22, 2011.*

4.2Agreement between the Company and Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”) regarding the optioning out of the Covas Tungsten Project dated May 18, 2011. *

5.List of Foreign Patents – not applicable

6.Calculation of earnings per share – not applicable

7.Explanation of calculation of ratios – not applicable

8.List of Subsidiaries*

9.Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – not applicable

10.Notice Required by Rule 104 of Regulation BTR – not applicable

11 Code of Ethics – not applicable

12Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

12.1     CEO

12.2     CFO

13Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.1     CEO

13.2     CFO

14.Legal Opinion required by Instruction 3 of ITEM 7B – not applicable

15.Additional Exhibits:

15.1Consent of DeVisser Gray LLP, Chartered Accountants, dated June 20, 2012***

15.2Copy of Stock Option Plan*

___________

*Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on June 4, 2012.

**Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on October 5, 2012.

***Incorporated by reference to the registrant’s Form 20FR filed with the Securities Exchange Commission on October 24, 2012.

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2017, 2016 AND 2015

AVRUPA MINERALS LTD.

Contents

Page

Auditor’s Report80

Consolidated Statements of Financial Position81

Consolidated Statements of Comprehensive Loss82

Consolidated Statements of Changes in Equity83

Consolidated Statements of Cash Flows84

Notes to the Consolidated Financial Statements85-106

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Avrupa Minerals Ltd.,

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avrupa Minerals Ltd. as at December 31, 2017 and December 31, 2016 and its financial performance and its cash flows for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 24, 2018

                                    See notes to the consolidated financial statements                                             80

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31 (Presented in Canadian Dollars)
	Note	2017	2016

Assets
Current assets
Cash		$ 182,794	$ 518,196
Restricted cash	5	167,910	4,175
Investments - available for sale		-	84,862
Prepaid expenses and advances		41,974	61,792
Due from optionee	5	28,557	1
Due from related party	8	-	4,742
VAT receivables		36,666	43,176
Other receivables		30,559	19,438
		488,460	736,382
Non-current assets
Property deposits	6	177,613	218,202
Exploration and evaluation assets	5	1,407,915	1,479,204
Equipment	4	56,117	48,137
		1,641,645	1,745,543

Total assets		$ 2,130,105	$ 2,481,925

Liabilities
Current liabilities
Funds held for optionees	5	$ 167,910	$ 4,175
Accounts payable and accrued liabilities		138,845	55,863
Accounts payable owed by optionees		88,687	119,811
Due to related parties	8	59,523	72,107
Current portion of long-term loan	9	6,393	-
		461,358	251,956
Non-current liabilities
Long-term loan	9	24,058	-
		24,058	-
Equity
Share capital	7	8,786,896	7,994,373
Reserves	7	6,119,842	5,591,348
Deficit		(13,262,049)	(11,355,752)
		1,644,689	2,229,969

Total equity and liabilities		$ 2,130,105	$ 2,481,925

These consolidated financial statements are authorized for issue by the Board of Directors on April 24, 2018. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                    See notes to the consolidated financial statements                                             81

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31 (Presented in Canadian Dollars)
	Note	2017	2016	2015

Mineral exploration expenses
Mineral exploration expenses	5	$ 1,742,813	$ 1,157,878	$ 3,395,193
Reimbursements from optionees	5	(780,195)	(581,875)	(2,654,670)
		(962,618)	(576,003)	(740,523)
General administrative expenses
Bank charges		3,875	13,136	10,577
Consulting		124,520	266,573	143,100
Depreciation		2,589	5,176	5,765
Insurance		-	-	4,600
Investor relations		292,430	191,544	163,278
Listing and filing fees		10,485	12,035	10,087
Office and administrative fees		29,070	44,867	21,777
Professional fees		203,662	202,484	180,836
Rent		9,000	7,308	25,729
Salaries		-	-	161
Share-based payment		110,564	270,698	192,043
Telephone		37	37	-
Transfer agent fees		10,581	8,432	6,335
Travel		66,882	61,023	52,130
		(863,695)	(1,083,313)	(816,418)
Other items
Foreign exchange (loss)		(11,494)	20,536	4,256
Interest income		2,068	3,056	2,508
Other income		2,837	2,308	1,247
Write down of due from optionee		(1)	(238,705)	-
(Loss) on disposal of equipment		(2,105)	-	-
Write-down of exploration and evaluation assets		(71,289)	-	-
		(79,984)	(212,805)	8,011

Net loss for the year		(1,906,297)	(1,872,121)	(1,548,930)
Exchange difference arising on the translation of foreign subsidiaries		26,776	(28,208)	5,593
Comprehensive loss for the year		$ (1,879,521)	$ (1,900,329)	$ (1,543,337)
Basic and diluted loss per share	10	$ (0.02)	$ (0.03)	$ (0.03)

                                    See notes to the consolidated financial statements                                             82

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Presented in Canadian Dollars)
	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total equity

Balance as at December 31, 2014	44,555,797	$ 5,633,560	$3,589,762	$229,764	$ 592,047	$ 15,717	$4,427,290	$ (7,934,701)	$ 2,126,149
Share issues:
Shares issued for private placement	10,920,000	613,483	478,517	-	-	-	478,517	-	1,092,000
Share issue costs	-	(74,687)	-	38,329	-	-	38,329	-	(36,358)
Share-based payment	-	-	-	-	192,043	-	192,043	-	192,043
Comprehensive loss	-	-	-	-	-	5,593	5,593	(1,548,930)	(1,543,337)

Balance as at December 31, 2015	55,475,797	6,172,356	4,068,279	268,093	784,090	21,310	5,141,772	(9,483,631)	1,830,497
Share issues:
Shares issued for private placement	13,547,000	758,632	596,068	-	-	-	596,068	-	1,354,700
Share issue costs	-	(124,387)	-	47,540	-	-	47,540	-	(76,847)
Shares issued for warrants exercised	4,573,000	1,068,737	(382,787)	-	-	-	(382,787)	-	685,950
Shares issued for options exercised	200,000	37,373	-	-	(17,373)	-	(17,373)	-	20,000
Shares issued for finder's options exercised	453,000	81,662	1,378	(37,740)	-	-	(36,362)	-	45,300
Share-based payment	-	-	-	-	270,698	-	270,698	-	270,698
Comprehensive loss	-	-	-	-	-	(28,208)	(28,208)	(1,872,121)	(1,900,329)

Balance as at December 31, 2016	74,248,797	7,994,373	4,282,938	277,893	1,037,415	(6,898)	5,591,348	(11,355,752)	2,229,969
Share issues:
Shares issued for private placements	12,670,000	850,846	391,154	-	-	-	391,154	-	1,242,000
Share issue costs	-	(58,323)	-	-	-	-	-	-	(58,323)
Share-based payment	-	-	-	-	110,564	-	110,564	-	110,564
Comprehensive loss	-	-	-	-	-	26,776	26,776	(1,906,297)	(1,879,521)

Balance as at December 31, 2017	86,918,797	$ 8,786,896	$4,674,092	$277,893	$1,147,979	$ 19,878	$6,119,842	$(13,262,049)	$ 1,644,689

                                    See notes to the consolidated financial statements                                             83

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 (Presented in Canadian Dollars)
	Note	2017	2016	2015

Cash flows from operating activities
Net loss for the year		$ (1,906,297)	$ (1,872,121)	$ (1,548,930)
Items not involving cash:
Depreciation		2,589	5,176	5,765
Loss on disposal of equipment		2,105	-	-
Mineral exploration expenses		21,520	(179,800)	15,669
Share-based payment		110,564	270,698	192,043
Write down of due from optionee		1	238,705	-
Write-down of exploration and evaluation assets		71,289	-	-
Changes in non-cash working capital items:
VAT receivables		6,510	300,722	(299,447)
Due from optionee		(28,557)	68,577	(4,494)
Prepaid expenses and advances		19,818	65,650	113,160
Other receivables		(11,121)	(19,438)	-
Accounts payable and accrued liabilities		82,982	(475,300)	(25,418)
Accounts payable owed by optionees		(31,124)	(80,538)	-
Due from/to related parties		(7,842)	(24,176)	38,240
Funds held for optionees		163,735	4,175	(299,305)
Exchange difference arising on the translation of foreign subsidiaries		24,496	(24,802)	1,598

Net cash (used in) operating activities		(1,479,332)	(1,722,472)	(1,811,119)

Cash flows from investing activities
Net proceeds from investments - available for sale		84,862	2,245	-
Net proceeds from sale of equipment		12,167	-	-
Property deposits		40,589	51,569	(130,093)
Purchase of equipment		(13,630)	-	(13,741)

Net cash provided by (used in) investing activities		123,988	53,814	(143,834)

Cash flows from financing activities
Proceeds from issuance of common shares		1,242,000	2,105,950	1,092,000
Share issue costs		(58,323)	(76,847)	(36,358)

Net cash provided by financing activities		1,183,677	2,029,103	1,055,642

Change in cash for the year		(171,667)	360,445	(899,311)
Cash, beginning of the year		522,371	161,926	1,061,237
Cash, end of the year		$ 350,704	$ 522,371	$ 161,926

Cash comprised of:
Cash		$ 182,794	$ 518,196	$ 161,926
Restricted Cash		167,910	4,175	-
		$ 350,704	$ 522,371	$ 161,926
Supplementary information:
Interest received		$ 2,068	$ 3,056	$ 2,508

Supplemental disclosure with respect to cash flows (Note 12)

                              See notes to the consolidated financial statements                                                   84

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

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

2.BASIS OF PREPARATION

a)Statement of compliance

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2017.

3.SIGNIFICANT ACCOUNTING POLICIES

a)Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

                              See notes to the consolidated financial statements                                                   85

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J.S.C	11.06%	Kosovo	Exploration
Avrupa Holdings Inc.	100%	Barbados	Holding
Avrupa Portugal Holdings Inc.	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc.	100%	Barbados	Holding

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

b)Interests in Joint Arrangements

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

c)Investments in Associates and Joint Ventures

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

                              See notes to the consolidated financial statements                                                   86

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

d)Foreign currencies

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

e)Exploration and evaluation assets and expenditures

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

                              See notes to the consolidated financial statements                                                   87

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

f)Share-based payment transactions

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

g)Loss per share

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

h)Significant accounting judgments and estimates

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

Critical judgments

•The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid. The functional currency of its wholly-owned subsidiaries in Europe is the Euro and subsidiaries in Barbados is the US Dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency;

•The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•The determination that the Company will continue as a going concern for the next year.

                              See notes to the consolidated financial statements                                                   88

i)Provisions

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

j)Financial instruments

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

Other financial liabilities - This category includes due to related parties, accounts payable and accrued liabilities, accounts payable owed by optionees, funds held for optionees and long-term loan all of which are recognized at amortized cost.

At December 31, 2017, 2016 and 2015, the Company did not have any derivative financial assets or liabilities.

                              See notes to the consolidated financial statements                                                   89

k)Income taxes

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

l)New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2017 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

                              See notes to the consolidated financial statements                                                   90

4. EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2016	$ 127,549	$ 183,038	$ 22,431	$ 333,018
Additions during the year	-	-	-	-
Exchange adjustment	(7,299)	(10,474)	(1,284)	(19,057)
As at December 31, 2016	120,250	172,564	21,147	313,961
Additions during the year	3,591	40,490	-	44,081
Disposal during the year	(11,706)	(116,314)	-	(128,020)
Exchange adjustment	7,494	10,754	1,318	19,566
As at December 31, 2017	$ 119,629	$ 107,494	$ 22,465	$ 249,588

Accumulated depreciation
As at January 1, 2016	$ 82,324	$ 162,870	$ 16,864	$ 262,058
Depreciation for the year	12,860	4,575	1,981	19,416
Exchange adjustment	(5,144)	(9,474)	(1,032)	(15,650)
As at December 31, 2016	90,040	157,971	17,813	265,824
Depreciation for the year	13,608	9,352	1,149	24,109
Depreciation for the year related to disposals	(11,706)	(101,985)	-	(113,691)
Exchange adjustment	5,985	10,102	1,142	17,229
As at December 31, 2017	$ 97,927	$ 75,440	$ 20,104	$ 193,471

Net book value
As at January 1, 2016	$ 45,225	$ 20,168	$ 5,567	$ 70,960
As at December 31, 2016	$ 30,210	$ 14,593	$ 3,334	$ 48,137
As at December 31, 2017	$ 21,702	$ 32,054	$ 2,361	$ 56,117

                              See notes to the consolidated financial statements                                                   91

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal				Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2017	$ 167,920	$ 71,289	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Write-down of property during the year	-	(71,289)	-	-	-	-	-	-	(71,289)
As of December 31, 2017	$ 167,920	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,407,915

Mineral exploration expenses for the year ended December 31, 2017
Assaying	$ -	$ -	$ -	$ -	$ -	$ 34,110	$ -	$ -	$ 34,110
Concession fees and taxes	44,290	-	18,574	11,839	-	3,088	-	-	77,791
Depreciation	-	-	-	21,520	-	-	-	-	21,520
Geological salaries and consulting	98,544	98,520	527,082	278,198	-	73,176	-	-	1,075,520
Geology work	-	-	-	-	-	-	29,621	42,664	72,285
Insurance	347	-	814	5,090	-	-	-	-	6,251
Legal and accounting	-	-	16	155	-	13,500	-	-	13,671
Office and administrative fees	6,333	1,170	6,397	25,524	-	82,182	-	16,717	138,323
Rent	68,617	8,790	56,798	61,410	-	18,906	-	5,764	220,285
Site costs	2,474	552	19,811	8,848	-	3,625	-	1,392	36,702
Travel	2,067	450	25,606	5,692	-	6,976	-	5,564	46,355
Reimbursements from optionee	(5,259)	(109,482)	(655,098)	(10,356)	-	-	-	-	(780,195)
	$ 217,413	$ -	$ -	$ 407,920	$ -	$ 235,563	$ 29,621	$ 72,101	$ 962,618
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	265,266	197,339	102,053	347,498	9,998	201,789	4	-	1,123,947
Depreciation	-	-	5,515	75,593	-	-	-	-	81,108
Drilling	-	-	-	-	1,180,217	-	-	-	1,180,217
Geological salaries and consulting	6,204,805	2,089,720	1,106,225	2,476,006	119,801	607,591	12,359	-	12,616,507
Geology work	-	-	-	32,377	891,582	402,515	223,619	125,314	1,675,407
Insurance	18,607	10,550	4,321	30,415	14,604	14,790	-	-	93,287
Legal and accounting	296	130	158	698	58,158	13,500	-	-	72,940
Office and administrative fees	200,173	25,321	31,920	184,699	80,149	98,692	5,255	58,878	685,087
Rent	430,279	49,068	113,089	292,176	28,694	67,239	-	20,422	1,000,967
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	161,127	57,655	44,518	97,571	185,074	193,600	-	8,865	748,410
Travel	225,720	56,738	57,098	107,596	60,107	21,373	-	14,771	543,403
Trenching and road work	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(7,369,789)	(2,420,199)	(1,069,865)	(243,481)	(2,834,986)	(45,158)	-	-	(13,983,478)
	$ 136,484	$ 66,322	$ 395,032	$ 3,401,148	$ 149,944	$ 1,641,867	$ 252,083	$ 228,250	$ 6,271,130

                              See notes to the consolidated financial statements                                                   92

	Portugal				Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2016	$ 167,920	$ 71,289	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the year	-	-	-	-	-	-	-	-	-
As of December 31, 2016	$ 167,920	$ 71,289	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2016
Assaying	$ -	$ -	$ -	$ -	$ (2,630)	$ 33	$ -	$ -	$ (2,597)
Concession fees and taxes	88,378	12,097	22,191	71,981	-	4,281	-	-	198,928
Depreciation	-	-	-	14,240	-	-	-	-	14,240
Drilling	-	-	-	-	(79,180)	-	-	-	(79,180)
Geological salaries and consulting	335,477	42,017	96,996	214,691	681	25,036	-	-	714,898
Geology work	-	-	-	-	(5,889)	-	-	38,580	32,691
Insurance	93	93	99	3,821	-	-	-	-	4,106
Legal and accounting	-	130	-	154	-	-	-	-	284
Office and administrative fees	6,251	1,608	1,421	24,830	6,699	(2,572)	-	20,809	59,046
Rent	30,164	8,798	7,888	38,075	725	3,341	-	5,418	94,409
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	53,462	425	2,103	13,606	-	-	-	2,166	71,762
Travel	1,211	2,014	1,313	15,190	628	2,599	-	2,104	25,059
Trenching and road work	-	-	-	-	-	-	-	-	-
Reimbursements from optionee	(515,036)	(67,182)	-	-	45,501	(45,158)	-	-	(581,875)
	$ -	$ -	$ 132,011	$ 396,588	$ (9,233)	$ (12,440)	$ -	$ 69,077	$ 576,003
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 297,975	$ 31,826	$ 10,846	$ -	$ 340,647
Concession fees and taxes	220,976	197,339	83,479	335,659	9,998	198,701	4	-	1,046,156
Depreciation	-	-	5,515	54,073	-	-	-	-	59,588
Drilling	-	-	-	-	1,180,217	-	-	-	1,180,217
Geological salaries and consulting	6,106,261	1,991,200	579,143	2,197,808	119,801	534,415	12,359	-	11,540,987
Geology work	-	-	-	32,377	891,582	402,515	193,998	82,650	1,603,122
Insurance	18,260	10,550	3,507	25,325	14,604	14,790	-	-	87,036
Legal and accounting	296	130	142	543	58,158	-	-	-	59,269
Office and administrative fees	193,840	24,151	25,523	159,175	80,149	16,510	5,255	42,161	546,764
Rent	361,662	40,278	56,291	230,766	28,694	48,333	-	14,658	780,682
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	158,653	57,103	24,707	88,723	185,074	189,975	-	7,473	711,708
Travel	223,653	56,288	31,492	101,904	60,107	14,397	-	9,207	497,048
Trenching and road work	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(7,364,530)	(2,310,717)	(414,767)	(233,125)	(2,834,986)	(45,158)	-	-	(13,203,283)
	$ (80,929)	$ 66,322	$ 395,032	$ 2,993,228	$ 149,944	$ 1,406,304	$ 222,462	$ 156,149	$ 5,308,512

                              See notes to the consolidated financial statements                                                   93

Portugal

The Company, through its 100% holding in MAEPA Empreendimentos Mineiros e Participacoes Lda (“MAEPA”), holds five exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and relate to the following named properties:

*Alvalade

*Covas

*Alvito

*Marateca

*Mertola

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

Colt Resources Inc. (“Colt”) purchased Antofagasta Minerals S.A. (“Antofagasta”)’s 60% joint venture (“JV”) interest with Avrupa in the Alvalade property in August 2015 and was entitled to further earn-in of the property subject to certain payments to Antofagasta. Colt did not meet the payment requirements with Antofagasta and also failed to meet expenditure requirements under the JV arrangement with the Company. As of December 31, 2016, the Company wrote down the amount owing from Colt to $1 and as of June 30, 2017, the Company wrote off $1.

In June 2017, the Company recovered 100% ownership of the Alvalade project by forgiving certain debts, assuming a deposit on the project and making future payments to its initial partner upon meeting certain milestones.

On December 7, 2017, the Company signed an exclusivity agreement with a subsidiary of an international mining company (the “Funding Partner”), allowing the Funding Partner a right to negotiate the acquisition of an interest in the Alavade property, the Marateca property and the Mertola property for non-refundable payments of €25,000 in respect of each property for a total of €75,000. Should a transaction be reached on these properties, these exclusivity payments shall be applied as a credit in favour of the Funding Partner.

As of December 31, 2017, the Company held $97,275 (€64,626) on behalf of the Funding Partner to be spent on the three properties, which is recorded as restricted cash.

Subsequent to December 31, 2017, the Company and the Funding Partner signed a non-binding Letter of Intent (“LOI’). See Note 16(a).

Covas:

Blackheath Resources Inc. (“Blackheath”) has earned a 75% interest in the Covas property by spending a cumulative €1,320,000 and per the May 7, 2014 amended Joint Venture agreement, Blackheath can earn further interests, as noted below:

•To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016. [Not completed.]

•To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017. [Not completed.]

Since inception of the agreement and to December 31, 2017, Blackheath had forwarded a total of $2,391,642 (€1,728,680) for the Covas property. The Company incurred an additional amount of $28,557 (€18,972) as of December 31, 2017 which will be reimbursed by Blackheath.

Subsequently, Blackheath terminated the agreement. The Company dropped the Covas property and wrote off $71,289.

                              See notes to the consolidated financial statements                                                   94

Alvito:

Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) has a 1.5% NSR royalty on the Alvito property.

On April 5, 2017, the Company signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”), a wholly-owned subsidiary of OZ Minerals Limited (“OZM”), to explore on the Alvito iron oxide, copper-gold (“IOCG”) project located in southern Portugal.  The agreement allows for OZE to earn up to a total 75% interest in the project by spending AUS $4,000,000 over approximately 2½ years under the following terms:

•For OZE to earn a 51% interest in year 1:  Fund AUS$1,000,000 in exploration expenditures (subsequently amended to OZE must spend a minimum of AUS$1,000,000 on or before July 5, 2018);

•For OZE to earn a further 24% interest (total of 75% interest) by September 30, 2019:  Fund a further AUS$3,000,000 in exploration expenditures; and

•The Company will be the operator during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

Since inception of the agreement and to December 31, 2017, OZE had forwarded a total of $725,733 (€485,000) for the Alvito property. The Company held $70,635 (€46,927) on behalf of OZE to be spent on the Alvito property, which is recorded as restricted cash.

Others including Marateca and Mertola:

On December 7, 2017, the Company signed an exclusivity agreement with the Funding Partner. See Note 5 under “Alvalade” and Note 16(a).

Kosovo

The Company, through its 100% holding in Innomatik, holds one exploration license in Kosovo:

*Metovit

The Metovit license was issued in 2015 and carries certain work commitments and a 5% NSR payable to the government of Kosovo.

Slivovo license:

Byrnecut International Limited (“Byrnecut”) has earned an 85% interest in the Slivovo property after forwarding $2,834,986 (€2,000,000) for the Slivovo property to the Company and completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company had set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the Slivovo license into Peshter Mining with Byrnecut being the operator. If a party’s interest in Peshter Mining has been diluted to 10% or less, the diluted party’s interest in Peshter Mining will be converted into a 2% Net Smelter Return.

As of December 31, 2017, Byrnecut spent over €3,350,000 in Peshter Mining, diluting the Company’s interest in Peshter Mining to 11.06%.

Germany

The Company has earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (“Beak”) by spending €140,000.  There is no royalty attached to the property. The Company is working with Beak to set up a joint-venture entity. As of December 31, 2017, the Company had spent $252,083 (€192,576) on the Oelsnitz property.

                              See notes to the consolidated financial statements                                                   95

	December 31, 2017	December 31, 2016

Restricted cash & Funds held for optionees
Covas - Blackheath	$ -	$ 4,175
Alvito - OZE	70,635	-
Alvalade, Marateca and Mertola - Funding Partner	97,275	-
	$ 167,910	$ 4,175

Due from optionee
Alvalade - Colt	$ -	$ 1
Covas - Blackheath	28,557	-
	$ 28,557	$ 1

6. PROPERTY DEPOSITS

As of December 31, 2017, the Company had a total of $177,613 (€118,000) (December 31, 2016: $218,202 (€154,000)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

7. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2017, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)Share issuances:

i. During the year ended December 31, 2016, the Company issued common shares pursuant to the exercise of 4,573,000 warrants for cash proceeds of $685,950, the exercise of 200,000 stock options for cash proceeds of $20,000 and the exercise of 453,000 finder’s options for cash proceeds of $45,300.

ii. On July 4, 2016, the Company completed a non-brokered private placement by issuing 13,547,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,354,700. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.15.  The warrants were ascribed a value of $596,068.

In connection with the financing, the Company paid $16,125 as a cash finder’s fee and issued 411,250 finder’s options, each of which is exercisable into one Unit at a price of $0.10 for a period of 36 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 3-year period at a price of $0.15.  The finder’s options were ascribed a value of $47,540.  In addition, $60,722 was included in share issue costs.

iii. On April 20, 2017, the Company completed a non-brokered private placement by issuing 2,500,000 common shares at a price of $0.09 per share for gross proceeds of $225,000. In connection with the financing, a total of $11,975 share issue costs was paid.

iv.On July 12, 2017, the Company completed a non-brokered private placement by issuing 10,170,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,017,000. Each Unit consists of one common share and one non-transferrable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.15. The warrants were ascribed a value of $391,154.

                              See notes to the consolidated financial statements                                                   96

In connection with the financing, a total of $46,348 share issue costs was paid.

(c)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2017 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2016	Granted	Exercised	cancelled	2017
January 27, 2017	$0.30	100,000	-	-	(100,000)	-
April 10, 2017	$0.30	720,000	-	-	(720,000)	-
July 15, 2017	$0.10	300,000	-	-	(300,000)	-
October 16, 2018	$0.10	1,145,000	-	-	-	1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
April 26, 2022	$0.10	-	1,310,000	-	-	1,310,000
Options outstanding		6,055,000	1,310,000	-	(1,120,000)	6,245,000
Options exercisable		6,055,000	1,310,000	-	(1,120,000)	6,245,000
Weighted average exercise price		$0.15	$0.10	$0	$0.25	$0.12

As of December 31, 2017, the weighted average contractual remaining life is 2.85 years (December 31, 2016 –2.88 years).

Stock options transactions and the number of stock options for the year ended December 31, 2016 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Granted	Exercised	cancelled	2016
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	720,000	-	-	-	720,000
July 15, 2017	$0.10	300,000	-	-	-	300,000
October 16, 2018	$0.10	1,345,000	-	(200,000)	-	1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	-	1,575,000	-	-	1,575,000
Options outstanding		4,680,000	1,575,000	(200,000)	-	6,055,000
Options exercisable		4,455,000	1,575,000	(200,000)	-	6,055,000
Weighted average exercise price		$0.14	$0.18	$0.10	$0	$0.15

Stock options transactions and the number of stock options for the year ended December 31, 2015 are summarized as follows:

                              See notes to the consolidated financial statements                                                   97

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2014	Granted	Exercised	cancelled	2015
July 8, 2015	$0.35	770,000	-	-	(770,000)	-
July 15, 2015	$0.35	10,000	-	-	(10,000)	-
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	755,000	-	-	(35,000)	720,000
July 15, 2017	$0.10	-	300,000	-	-	300,000
October 16, 2018	$0.10	1,400,000	-	-	(55,000)	1,345,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	-	2,015,000	-	-	2,015,000
Options outstanding		3,235,000	2,315,000	-	(870,000)	4,680,000
Options exercisable		3,235,000	2,090,000	-	(870,000)	4,455,000

Weighted average exercise price		$0.22	$0.10	$0	$0.33	$0.14

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2017, 2016 and 2015 were:

	2017	2016	2015
Risk-free interest rate	1.21%	1.71%	1.45%
Expected life	5 years	4.53 years	4.89 years
Expected volatility	141.88%	144.86%	149.53%
Expected dividend yield	0	0	0

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2017 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
August 22, 2017 (1)	$0.25	152,600	-	-	(152,600)	-
July 14, 2018	$0.10	99,000	-	-	-	99,000
July 4, 2019 (2)	$0.10	411,250	-	-	-	411,250
Outstanding		662,850	-	-	(152,600)	510,250
Weighted average exercise price		$0.13	$0	$0	$0.25	$0.10

(1)The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40. These finder’s options expired unexercised.

(2)The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

As of December 31, 2017, the weighted average contractual remaining life is 1.32 years (December 31, 2016 – 1.93 years).

The continuity of finder’s options for the year ended December 31, 2016 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2015	Issued	Exercised	Expired	2016
September 24, 2016	$0.10	148,800	-	(84,000)	(64,800)	-
August 22, 2017	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	468,000	-	(369,000)	-	99,000
July 4, 2019	$0.10	-	411,250	-	-	411,250
Outstanding		769,400	411,250	(453,000)	(64,800)	662,850
Weighted average exercise price		$0.13	$0.10	$0.10	$0.10	$0.13

                              See notes to the consolidated financial statements                                                   98

The continuity of finder’s options for the year ended December 31, 2015 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2014	Issued	Exercised	Expired	2015
October 4, 2015	$0.15	545,500	-	-	(545,500)	-
September 24, 2016 (1)	$0.10	148,800	-	-	-	148,800
August 22, 2017 (2)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	-	468,000	-	-	468,000
Outstanding		846,900	468,000	-	(545,500)	769,400
Weighted average exercise price		$0.16	$0.10	$0	$0.15	$0.13

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2017, 2016 and 2015 were:

	2017	2016	2015
Risk-free interest rate	0	0.87%	1.00%
Expected life	0	3 years	3 years
Expected volatility	0	144.75%	153.46%
Expected dividend yield	0	0	0

(e)Warrants:

The continuity of warrants for the year ended December 31, 2017 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
March 28, 2017	$0.40	4,000,000	-	-	(4,000,000)	-
August 22, 2017	$0.40	4,400,000	-	-	(4,400,000)	-
October 4, 2017	$0.25	7,990,000	-	-	(7,990,000)	-
July 14, 2018	$0.15	10,920,000	-	-	-	10,920,000
July 4, 2019	$0.15	13,547,000	-	-	-	13,547,000
July 12, 2020	$0.15	-	10,170,000	-	-	10,170,000
Outstanding		40,857,000	10,170,000	-	(16,390,000)	34,637,000
Weighted average exercise price		$0.22	$0.15	$0	$0.33	$0.15

As of December 31, 2017, the weighted average contractual life is 1.50 years (December 31, 2016 – 1.48 years).

The continuity of warrants for the year ended December 31, 2016 is as follows:

	Exercise	December 31,					December 31,
Expiry date	price	2015	Issued		Exercised	Expired	2016
September 24, 2016	$0.15	5,720,000	84,000	(1)	(4,354,000)	(1,450,000)	-
October 15, 2016	$0.15	2,833,334	-		(219,000)	(2,614,334)	-
March 28, 2017	$0.40	4,000,000	-		-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-		-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-		-	-	7,990,000
July 14, 2018	$0.15	10,920,000	-		-	-	10,920,000
July 4, 2019	$0.15	-	13,547,000				13,547,000
Outstanding		35,863,334	13,631,000		(4,573,000)	(4,064,334)	40,857,000
Weighted average exercise price		$0.23	$0.15		$0.15	$0.15	$0.22

(1)The warrants were issued as a result of 84,000 finder’s options being exercised.

                              See notes to the consolidated financial statements                                                   99

The continuity of warrants for the year ended December 31, 2015 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2014	Issued	Exercised	Expired	2015
September 24, 2016	$0.15	5,720,000	-	-	-	5,720,000
October 15, 2016	$0.15	2,833,334	-	-	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-	-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-	-	-	7,990,000
July 14, 2018	$0.15	-	10,920,000	-	-	10,920,000
Outstanding		24,943,334	10,920,000	-	-	35,863,334
Weighted average exercise price		$0.27	$0.15	$0	$0	$0.23

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2017, 2016 and 2015 were:

	2017	2016	2015
Risk-free interest rate	0.71%	0.87%	0.95%
Expected life	3 years	2.98 years	2.58 years
Expected volatility	116.49%	144.62%	148.02%
Expected dividend yield	0	0	0

8. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2017

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$265,828	$0	$0	$0	$53,262	$16,880	$335,970
Winnie Wong, Chief Financial Officer	$0	$0	$0	$0	$0	$12,660	$12,660

For the year ended December 31, 2016

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$265,571	$0	$0	$0	$67,972	$16,270	$349,813
Winnie Wong, Chief Financial Officer	$0	$0	$0	$0	$0	$16,270	$16,270

For the year ended December 31, 2015

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$235,936	$0	$0	$0	$65,251	$31,850	$333,037
Winnie Wong, Chief Financial Officer	$0	$0	$0	$0	$0	$20,475	$20,475

                              See notes to the consolidated financial statements                                                   100

Related party liabilities

Years ended
	Services	December 31, 2017	December 31, 2016	December 31, 2015	As at December 31, 2017	As at December 31, 2016
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 218,690	$ 236,975	$ 254,775	$ 21,134	$ 16,406
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 335,970	$ 349,813	$ 333,037	$ 16,776	$ 6,446
Paul L. Nelles (b)	Salaries and share-based payment	$ 23,320	$ 35,387	$ 100,526	$ 0	$ 0
Michael Diehl (b)	Salaries and share-based payment	$ 0	$ 0	$ 47,213	$ 0	$ 0
Mineralia (c)	Consulting	$ 198,089	$ 239,882	$ 254,598	$ 17,496	$ 16,469
B&B Renting and Consulting Lda. (d)	Rent	$ 42,026	$ 26,293	$ 0	$ 4,117	$ 32,786
Adriano Barros (c)	Share-based payment	$ 16,880	$ 11,389	$ 4,550	$ 0	$ 0
TOTAL:		$ 834,975	$ 899,739	$ 994,699	$ 59,523	$ 72,107
Amounts due from:
Peshter Mining J.S.C (e)	Office, equipement, vehicles, insurance and consulting	$ 0	$ 0	$ 0	$ 0	$ 4,742

(a)    Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)    Paul L. Nelles is a director of Innomatik while Michael Diehl was the former exploration manager of Innomatik. In February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik.

(c)    Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)    B&B Renting and Consulting Lda., a private company partially owned by Adriano Barros, the general manager of MAEPA.

(e)    Peshter Mining J.S.C is a joint venture entity owned by Byrnecut and Innomatik.

                              See notes to the consolidated financial statements                                                   101

9.LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totaling $34,812 (€23,128) as of December 31, 2017, including interest calculated at 5.635%, and maturing on April 5, 2022.

	December 31, 2017		December 31, 2016

Long-term loan	$ 30,451	€ 20,230	$ -	€ -
Less: current portion of long-term loan	6,393	4,248	-	-
	$ 24,058	€ 15,982	$ -	€ -

Payment schedule of long-term loan
Year 1	$ 8,072	€ 5,363	$ -	€ -
Year 2	8,072	5,363	-	-
Year 3	8,072	5,363	-	-
Year 4	8,072	5,363	-	-
Year 5	2,524	1,676	-	-
	$ 34,812	€ 23,128	$ -	€ -
Less: imputed interest	4,126	2,741	-	-
Other fees	235	156	-	-
	$ 30,451	€ 20,231	$ -	€ -

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2017 was based on the loss attributable to common shareholders of $1,906,297 (2016 – $1,872,121; 2015 - $1,548,930) and a weighted average number of common shares outstanding of 80,787,810 (2016 – 63,766,095; 2015 – 49,641,824).

Diluted loss per share did not include the effect of 6,245,000 share purchase options, 510,250 finder’s options and 34,637,000 warrants outstanding at year end (2016 – 6,055,000 share purchase options, 662,850 finder’s options and 40,857,000 warrants; 2015 – 4,680,000 share purchase options, 769,400 finder’s options and 35,863,334 warrants) as they are anti-dilutive.

11. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, restricted cash, investments - available for sale, other receivables, due from optionee, property deposits, funds held for optionees, accounts payables and accrued liabilities, accounts payable owed by optionees, due to related parties and loans and other borrowings approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal, Kosovo and Barbados.  Amounts are receivable from optionees.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

                              See notes to the consolidated financial statements                                                   102

As at December 31, 2017, the Company had cash of $182,794 (December 31, 2016 - $518,196), VAT receivables of $36,666 (December 31, 2016 - $43,176), investments of $0 (December 31, 2016 - $84,862) and other receivables of $30,559 (December 31, 2016 - $19,438) to settle current liabilities, net of funds held for optionees and accounts payable owed by optionees, of $204,761 (December 31, 2016 - $127,970).

Accounts payable and accrued liabilities are due within the current operating period.

(c)Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets or liabilities subject to fluctuation in interest rates.

(d)Equity market price risk

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

(e)Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $67,400 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $18,300.

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

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2017 and 2016.

As at December 31, 2017	Level 1	Level 2	Level 3	Total
Assets:
Cash	$182,794	$-	$-	$182,794
Restricted cash	167,910	-	-	167,910
	$350,704	$-	$-	$350,704

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash	$518,196	$-	$-	$518,196
Restricted cash	4,175	-	-	4,175
Investments – available for sale	84,862	-	-	84,862
	$607,233	$-	$-	$607,233

                              See notes to the consolidated financial statements                                                   103

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2017, 2016 and 2015 were as follows:

•$21,520 (2016 - $14,240; 2015 - $15,669) in mineral exploration expenses was related to depreciation;

•$40,490 (2016 - $0; 2015 - $0) in equipment was purchased and financed with a long term loan. See Note 9.

•$0 (2016 - $194,040; 2015 - $0) in reimbursements from optionees related to the fair value of common shares issued by Colt;

•$0 (2016 - $437,900; 2015 - $ 0) was reclassified from equity reserves to share capital pursuant to the exercise of warrants, stock options and finder’s options;

•$0 (2016 - $47,540; 2015 - $38,239) in share issue costs related to the issue of finder’s options pursuant to the private placement financing completed.

13. MANAGEMENT OF CAPITAL RISK

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

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

14. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2017	2016	2015

Net loss	$ (1,906,297)	$ (1,872,121)	$ (1,548,930)

Expected income tax recovery	$ (495,637)	$ (486,751)	$ (402,722)
Effect of foreign tax rate	110,748	39,191	348,770
Non-deductible items	76,169	71,150	50,201
Deductible items	(14,580)	(19,631)	(15,635)
Unrecognized benefit of non-capital losses	323,301	396,041	19,386

	$ -	$ -	$ -

                              See notes to the consolidated financial statements                                                   104

The significant components of the Company’s deferred income tax assets are as follows:

	2017	2016

Deferred income tax assets
Non-capital loss carryforwards	$ 1,484,054	$ 1,124,301
Share issue costs	32,606	30,815
	1,516,660	1,155,116
Valuation allowance	(1,516,660)	(1,155,116)

Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $5,496,500 in Canada (2016 - $4,324,500). These losses, if not utilized, will expire through to 2037.  Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	857,000
		$ 5,496,500

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2017	December 31, 2016
Non-current assets
Portugal	$ 1,498,490	$ 1,586,395
Kosovo	143,155	159,148
	$ 1,641,645	$ 1,745,543

	Years ended
	December 31, 2017	December 31, 2016
Mineral exploration expenses
Portugal	$ 1,405,528	$ 1,110,817
Kosovo	235,563	(22,016)
Germany	29,621	-
Others	72,101	69,077
	$ 1,742,813	$ 1,157,878

                              See notes to the consolidated financial statements                                                   105

16. EVENTS AFTER THE REPORTING PERIOD

(a) On March 5, 2018, the Company signed a non-binding Letter of Intent (“LOI”) with a subsidiary of an international mining company (the “Funding Partner”) to option out three exploration projects located in the Pyrite Belt of south Portugal. The Funding Partner will provide a first stage earn-in amount of €13 million (approximately $20.3 million) for exploration programs over the next three years to acquire a 51% interest in the projects. The partners are currently finalizing a definitive agreement for each of the licenses.

The LOI includes the following earn-in terms:

•Alvalade

oFor 51% of the license, spend €10 million over the next 3 years (including 30,000 meters of drilling); and

oFor an additional 24%, for a total of 75%, produce a feasibility study on any one particular project within the license area by the end of the pre-exploitation license period, or by the end of 2023, whichever is earliest.

•Marateca

oFor 51% of the license, spend €2 million over the next 2 years, including 10,000 meters of drilling;

oFor an additional 9%, for a total of 60%, spend €4 million over the following 2 years, including a minimum of 10,000 meters of drilling; and

oFor a further 10%, for a total of 70%, produce a pre-feasibility study on any one particular project within the license area by the end of 2023.

•Mertola

oFor 51% of the license, spend €1 million by the end of the exploration license period in 2019, including at least 2,000 meters of drilling;

oFor an additional 9%, for a total of 60%, spend €2 million within two years of the start of the pre-exploitation license, including a minimum of 6,000 meters of drilling; and

oFor a further 10%, for a total of 70%, produce a pre-feasibility study, within three years of the 60% earn-in, or by the end of the pre-exploitation license period, on any one particular project within the license area.

(b) On March 14, 2018, the Company granted a total of 1,800,000 stock options at an exercise price of $0.10 per share for a period of five years to its directors, officers, employees and consultants.

(c) On March 26, 2018, the Company completed a private placement of $550,000 by issuing 6,875,000 units (‘Unit”) at a price of $0.08 per Unit. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 2 year period at a price of $0.12.

(d) On March 26, 2018, the Company granted 40,000 stock options at an exercise price of $0.10 per share for a period of five years to its consultant.

                              See notes to the consolidated financial statements                                                   106

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 15, 2018	Signed: /s/ Winnie Wong
Winnie Wong, Chief Financial Officer

                                                                                 107