Form 20-F
period 2018-12-31
AVRUPA MINERALS LTD.
filed 2019-05-15
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  108,433,797 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

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

Index to Exhibits on Page 84

Avrupa Minerals Ltd.

Form 20-F Annual Report

Table of Contents

Part I5

Item 1.  Identity of Directors, Senior Management and Advisors5

Item 2.  Offer Statistics and Expected Timetable5

Item 3.  Key Information5

Item 4.  Information on the Company13

Item 5.  Operating and Financial Review and Prospects46

Item 6.  Directors, Senior Management and Employees56

Item 7.  Major Shareholders and Related Party Transactions63

Item 8.  Financial Information64

Item 9.  Offer and Listing of Securities65

Item 10.  Additional Information68

Item 11.  Disclosures About Market Risk80

Item 12.  Description of Securities Other than Equity Securities81

Part II81

Item 13.  Defaults, Dividend Arrearages and Delinquencies81

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds81

Item 15.  Controls and Procedures81

Item 16.  Reserved82

Item 16A.  Audit Committee Financial Expert82

Item 16B.  Code of Ethics82

Item 16C.  Principal Accounting Fees and Services82

Item 16D.  Exemptions from the Listing Standards for Audit Committees83

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers83

Item 16F.  Change in Registrant’s Certifying Accountant83

Item 16G.  Corporate Governance83

Item 16H.  Mine Safety Disclosure83

Part III83

Item 17.  Financial Statements83

Item 18.  Financial Statements83

Item 19.  Exhibits84

Signature Page119

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

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

The selected financial data of the Company for the Years Ended December 31, 2018, 2017 and 2016, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Years Ended December 31, 2015 and 2014 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014

Total Revenues	$0	$0	$0	$0	$0
Net Loss	$1,885	$1,906	$1,872	$1,549	$1,251
Comprehensive Loss	$1,902	$1,880	$1,900	$1,543	$1,266
Loss Per Share	$0.02	$0.02	$0.03	$0.03	$0.03
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	93,795	80,788	63,766	49,642	40,495
Working Capital	($448)	$27	$484	$11	$433
Exploration and Evaluation Assets	$1,408	$1,408	$1,479	$1,479	$1,479
Long-Term Debt	$18	$24	$0	$0	$0
Shareholder’s Equity	$1,110	$1,645	$2,230	$1,830	$2,126
Total Assets	$1,938	$2,130	$2,482	$2,654	$3,236

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/18	$ 1.30	$ 1.37	$ 1.23	$ 1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16

Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29

Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33

Three Months Ended 12/31/16	$ 1.14	$ 1.17	$ 1.12	$ 1.17
Three Months Ended 9/30/16	1.12	1.14	1.11	1.12
Three Months Ended 6/30/16	1.12	1.17	1.10	1.12
Three Months Ended 3/31/16	1.15	1.17	1.13	1.17

March 2019		$ 1.34	$ 1.33	$ 1.34
February 2019		1.33	1.31	1.32
January 2019		1.36	1.31	1.31
December 2018		1.37	1.32	1.36
November 2018		1.33	1.31	1.33
October 2018		1.31	1.28	1.31

The exchange rate was $1.34 on March 31, 2019.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2018. The qualification was included as a result of the Company's need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number common shares. As of April 19, 2019, there were 110,433,797 common shares outstanding.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.  The Company currently has an interest in 7 exploration licenses in the three countries, including 4 in Portugal, 2 in Kosovo, and 1 in Germany.

The Company is currently conducting exploration on 2 properties in Portugal and is working to upgrade precious and base metal targets on its other licenses to joint-venture ready status in order to attract potential partners to project-specific and/or regional exploration programs.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

As of April 19, 2019, the Company has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J S C	10.15%	Kosovo	Exploration
Avrupa Holdings Ltd.(1)	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd. (1)	100%	Barbados	Holding

(1)These companies are in the process of being wound up.

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

The Company, through its holding in MAEPA, holds four exploration licenses in Portugal within the Portuguese portion of the Iberian Pyrite Belt in the southern portion in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•Alvalade

•Marateca

•Alvito

•Mertola

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% net smelter royalty (“NSR”), payable to the government of Portugal.

In Kosovo, the Company, through its 100% holding in Innomatik, holds the Metovit exploration license. The original Kamenica license was dropped but replaced by the fully-overlapping new Metovit license. It also has a 10.29% ownership interest in Peshter Mining JSC., which has a 100% interest in the Slivovo property, subject to a NSR payable to the government of Kosovo.

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

Mineral Properties

The Company currently has interests in 7 mineral exploration properties, including 4 properties in Portugal, 2 properties in Kosovo, and 1 property in Germany. All of the Company's properties are currently at the exploration stage.

Germany
Erzgebirge JV (Au-W)
South Portugal
Alvalade (Cu-Zn)
Marateca (Cu-Zn)
Mertola (Cu-Zn-Au)
Alvito Option (IOCG)
Kosovo
Slivovo JV (Au-Ag)
Metovit (Au-Ag-Pb-Zn)

Portugal

The Company through its subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

PORTO
LISBON
MARATECA
ALVITO
GRANDOLA OFFICE
ALVALADE
MERTOLA
LICENSES
JOINT VENTURES
APPLICATIONS
N
0
100,000
meters
Scale 1:2,500,000

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

Alvito

The Alvito IOCG (Iron Oxide Copper Gold) exploration license covers 303.1 square kilometers of prospectable land in the Ossa Morena zone of southern Portugal. The current license agreement with the Government for the Alvito license has been extended for an additional 30 months to September 2019. The Company currently has a 100% interest in the property.

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

In May 2018, the Company announced that the proposed drill project has been increased to 15 holes and approximately 2,100 meters at seven separate target areas.  Targeting has been based on positive results from ground magnetics and gravity surveys along with coincident copper and gold geochemical anomalism.

Target Name	Target Characteristics – Magnetite IOCG	Drill holes planned	Planned hole lengths
Entre Matinhas	Magnetite breccia, boundary fault	5	100-150 m
Manisela	Fault (gossan)	1	200 m
Entre As Matas	Fault, fracture zone	2	150-175 m
Mata	Contact and fault intersection; magnetite breccia and quartz vein	1	100 m
Monte do Outeiro	Dikes and fault, gossan	2	150-175 m
Cova Das Minas	Quartz vein and fault zone	3	100-150 m
Ribeira	Dikes and faults	1	150 m

On the following map, the drill target areas are marked in red.

AVRUPA MINERALS
570000
580000
4260000
4250000
4240000
N
Cova das Minas
Monte Novo da Ribeira
Text
Manisela
Entre as Matas
Entre Matinhas
Mata
Outeiro
Targets 2018
Drill Target Areas
Groundwork completed
Groundwork incomplete
Work Planned
0 1 2 3 4 5
Kilometers

The Company completed a total of 18 holes, totaling 2,437.5 meters, in eight separate prospect areas within the Alvito license. IOCG-style mineralization is present in drill holes in at least two of the prospect areas, Entre Matinhas and Entre as Matas. Possible IOCG-style sulfide mineralization is present in drill holes at the Outeiro and Manisela prospects. Epithermal-style sulfide mineralization is present at the Mata and Cova das Minas prospects.

The Company sampled several holes in their entirety, but most sampling covered only areas of continuous, visible mineralization and alteration in the drill holes. Several holes were not sampled in this phase of the program. The best overall consistent results came from the Entre Matinhas target area where copper values in six of eight holes came in at 0.1% and greater over intervals of 1.5 meters to 86 meters. Highest grade intervals included:

•86.3 meters @ 0.16% copper, including 9.8 meters @ 0.41% copper, in EMS001

•21.4 meters @ 0.1% copper in EMS002

•2.55 meters @ 0.91% copper in EMS003

•44.65 meters @ 0.21% copper, including 7.1 meters @ 1.0% in EMS005

•5.25 meters @ 0.31% copper in EMS006

•4.45 meters @ 0.46% copper in EMS008

Anomalous intervals in other target areas include:

•4.7 meters @ 0.13% copper in EAM001

•7.8 meters @ 0.11% copper in EAM002

•10 meters @ 0.11% copper in OUT001

The following table contains the significant copper results from the 2018 drill program.

Hole ID	Area	Intercept (m)		From (m)	To (m)	Cu (%)
EMS001	Entre Matinhas		86.3	14.15	100.45	0.16
		incl	9.8	30.65	40.45	0.41
		incl	32.55	57.75	90.3	0.24
EMS002	Entre Matinhas		4.9	11.45	16.35	0.11
		and	10.4	37.1	47.5	0.1
		and	36.8	102.1	138.9	0.08
		incl	21.4	117.5	138.9	0.1
		incl	7.1	117.5	124.6	0.11
		incl	8.1	130.8	138.9	0.15
EMS003	Entre Matinhas		32.85	10.85	43.7	0.1
		incl	2.55	17.55	20.1	0.91
Hole ID	Area	Intercept (m)		From (m)	To (m)	Cu (%)
EMS004	Entre Matinhas	limited sampling
EMS005	Entre Matinhas		44.65	38.4	83.05	0.21
		incl	7.1	39.05	46.15	1.0
		incl	9.95	63.35	73.3	0.14
EMS006	Entre Matinhas		72.75	17.85	90.6	0.06
		incl	1.5	17.85	19.35	0.18
		incl	4.65	33.65	38.3	0.1
		incl	5.25	48.15	53.4	0.31
EMS007	Entre Matinhas	not sampled
EMS008	Entre Matinhas		63.55	40.65	104.2	0.07
		incl	8.95	95.25	104.2	0.25
		incl	4.45	98.25	102.7	0.46
EAM001	Entre as Matas		13.45	41.85	55.3	0.07
		incl	4.7	41.85	46.55	0.13
EAM002	Entre as Matas		24	32	56	0.05
		incl	7.8	33.2	41	0.11
OUT001	Outeiro	limited sampling	10	109	119	0.11
OUT002	Outeiro	limited sampling
MAN001	Manisela	limited sampling	7.9	59.55	67.45	0.05
CDM001	Cova das Minas	not sampled
CDM002	Cova das Minas	not sampled
MAT001	Mata	limited sampling
MNR001	Monte Novo de Ribeiro	not sampled
NOG001	Nogueira	not sampled

Mineralization style and alteration patterns at Entre Matinhas fit into the general characteristics and parameters for IOCG deposits. This first-pass drilling program covered only a limited area at shallow depths over 300 square kilometers, yet results clearly demonstrate real, close-to-surface potential for IOCG mineralization in a well-defined, easily prospectable target area. Further IOCG-style mineralization and alteration are present in the Manisela target area, located north of Entre Matinhas, and at Entre as Matas, located northeast of Entre Matinhas. First-pass geological mapping and ground geophysics suggest that the area to the west of Entre Matinhas and Manisela may also host IOCG possibilities in the Vale da Rata, Nogueira, Vale Nogueira, and 1440 target areas. The total area of the resulting, preferred IOCG target interest is approximately 20 square kilometers as detailed in the following map:

VALE DA RATA
MANISELA
NOGUEIRA
VALE
NOGUEIRA
ENTRE AS MATAS
1440 AREA
ENTRE MATINHAS
ALCAÇOVAS
Cabeço do Lobo
Vale da Represa
BORRALHA

.

In October 2018, OZE declined to earn its potential interest in the project, and Avrupa retains a 100% interest. The Company is now free to advance the project with further drilling in 2019 or establish a new option agreement with another partner.

Alvalade Project

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite Belt. The project consists of one exploration license and covers approximately 902 square kilometers. The Company currently has a 100% interest in the project as it recovered the interest held by a former JV partner during 2017.

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

In December 2017, the Company signed an exclusivity agreement with a subsidiary of an international mining company, allowing it a right to negotiate the acquisition of an interest in the Alavade property, the Marateca property and the Mertola property for non-refundable payments of €25,000 in respect of each property for a total of €75,000. Such amount was received in December 2017 and was used to offset the expenditures incurred in fiscal 2018.

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

Current and Anticipated Exploration

Recent geochemical sampling, using ultra-trace level detection methods to analyze for base metals and a suite of pathfinder elements, in the area of the original SES002 discovery hole, has demonstrated even further northwest extension potential for the SES010 massive sulphide lens. Technical understanding of the sub-surface geology also suggests a possible extension of the lens to the southeast of up to 100 meters. There is also potential for further extension of the SES002 discovery lens, which now appears to be a separate lens from the SES010 lens. It is common to have multiple massive sulphide lenses in Pyrite Belt deposits.

In addition to further downdip and strike length massive sulphide targets found along the 1.8-kilometer trend of Sesmarias mineralization, there are at least four other separate, drill-ready targets in the immediate Sesmarias area, a significant target in the Pombal area located about 10 km southeast of Sesmarias, and several targets at the Monte da Bela Vista stockwork discovery located about 10 km north of Sesmarias, all on the Neves Corvo mineral trend. In the upcoming drilling program, the Company intends to drill in the areas of the SES002 and SES010 sulphide lenses and in the four other target areas noted in the following figure.

Sesmarias Target Areas
Northern deep
Eastern Basin
Western syncline
Southern offset
SES008
SES009
SES002-007
SES012
SES014
SES010
SES013
SES011
SES001
Legend
Sesmarias Collars
SES_Targets
Structure Sesmarias
Kilometers
0
1.25
2.5
N
550000
4205000
4200000
Quinta Ramos
Monte da Horta
Horta do Monte Branco
Monte Branco da Serra
La Aparece
Casata do Sobral do Meio Dia
Sobral do Meio Dia
Monte Branco da Azeira
Estação Experimental
Zambujeirinha
Vale de Santiago
AVRUPA
MINERALS

Furthermore, with completion of recent internal studies of the Sesmarias-Lousal-Monte da Bela Vista area, the Company anticipates the potential and possibility of creating a new mineral district that combines the positive results from the Sesmarias area, located seven kilometers south of the old Lousal Mine, to the Monte da Bela Vista stockwork mineralization, located two kilometers north of Lousal, with the Lousal Mine, itself. Review of historic Lousal Mine resource and production reports suggests that copper/zinc-bearing massive sulphide mineralization remains in the immediate area of the historic mine workings. The Company will work towards establishing a continuum and enlargement of the massive sulphide mineralization between all three target areas.

To date, 54 holes have been drilled around the license by the Company for a total of 21,121 meters. More than 10 of the holes intercepted massive sulphides with various grades of copper, zinc, and lead. At least 75% of the holes contained base metal mineralization in veins and veinlets, often in stockworks, and often containing detectable gold and silver.

Recent, ongoing geological review of Sesmarias area core, along with subsequent interpretation and three-dimensional (3D) modeling of the data, suggests a simplified deposition history of mineralization and surrounding rock units. Using the newly developed information, the Company’s geologists see continued potential in the SES002 (“2”) Lens and in the SES010 (“10”) Lens. The new work indicates the possibility that a third lens may be located between widely-spaced drill holes SES008 and SES009 (the “8” Lens).

The 2 Lens is characterized by higher grade mineralization, including 10.85 meters @ 1.81% Cu; 75.27 ppm Ag; 2.57% Pb; 4.38% Zn; 0.13% Sn, although at this point, the extents of the mineralized envelope are undefined. The new 3D modeling suggests that the Lens is oriented in a non-parallel direction to the 10 Lens, which may explain why previous follow-up drilling did not significantly extend the discovery area. The Company also sent massive sulfide mineralization for analysis from previously-drilled hole SES003, which intersected the 2 Lens, but was never analyzed.

The 10 Lens, as defined by previous drilling, currently measures approximately 400 meters long, 30 meters wide, and tested to a depth of nearly 200 meters. It is open to the south, north, and to depth. The new drilling targets its extension to the north and potential for increasing copper and zinc grades.

The 8 Lens has been tentatively defined by the area between, and including, two drillholes: SES008 and SES009. Located 500 meters apart, SES008 and SES009 contained narrow zones of sulfide mineralization apparently truncated (from the previous interpretation) by faulting. The SES008 intercept included 5.0 meters @ 0.64% Cu; 36.8 ppm Ag; 0.94% Pb; 1.54% Zn. The SES009 drill hole contained 4.0 meters of pyrite mineralization. The new interpretation suggests that the 8 lens is dipping to the northwest, and that SES008 and SES009 intercepted the outer edge of the mineralized lens.

On November 30, 2018, the Company announced startup of drilling at the Alvalade project. The Company would drill approximately 2,500 meters in five to seven diamond drill holes to enlarge and upgrade at least two lenses of copper- and zinc-bearing massive sulfide mineralization discovered by Avrupa during previous exploration work in the target area. Drill plans for this program include enlargement/upgrade targets on all three lenses. The recent 3D modeling has given good support for placement of drill collars that will potentially upgrade the Sesmarias prospect.

The Company completed six holes totaling 2,498 meters. The drilling program successfully tested a new exploration model and concepts, with the following important results:

•Provided a much higher degree of predictability in location of mineralization in the immediate Sesmarias Project area, as the new model was tested successfully in all six drill holes;

•Enlarged the “10” Lens from 300 meters strike length to at least 600 meters long, up to 400 meters wide, and 25 meters thick (SES026 and SES027);

•Discovered the footwall feeder zone stockwork for the “8” Lens (SES028);

•Intercepted the edge of the “2” Lens/Horizon (SES025 and SES030);

•Intercepted a stockwork-stringer sulfide zone above the “10” Lens, providing evidence for a new, fourth lens/horizon, noted for now, as the “26” Horizon (SES026);

•Showed that mineralization is open to the east up to the bounding fault;

•Showed that mineralization is open to the west up to the boundary of the Devonian-age Volcano-Sedimentary (VS) host rocks for mineralization and the overlying Tertiary-age gravels and semi-consolidated sediments.

In March 2019, the Company reported on drilling results at the Alvalade project. Highlights from the program include the following results:

•SES026 intercepted 28.95 meters of 0.48% copper, 0.77 g/t gold, 15.7 ppm silver, 0.52% lead and 1.31% zinc.

•SES026 extended the “10” Lens by 300 meters to the north from previous drilling.

•The “10” Lens is now at 600 meters x 300 meters x 25 meters.

•Mise-à-la-masse (MALM) geophysical anomalism extends another 150 meters past SES026 location.

•SES028 intercepted the edge of a significant feeder zone stockwork beneath the “8” Lens.  Assays indicated anomalous gold, silver, copper, lead, and zinc throughout the entire length of the stockwork from 373.40 meters to 460.80 meters in depth, beneath the 8 Lens.

•Discovered a possible new mineralized horizon in SES026, located above the “10” Lens, and intersected it again in SES027 and SES029.

•Confirmed that the high grade “2” Lens is a fault-bounded fragment of massive sulfide mineralization with origin yet to be determined. Hole SES003, drilled previously on this target, is now also being assayed and will be reported shortly.

•Continued re-logging of historic drill holes has upgraded targets in the northern portions of the Sesmarias Prospect.

•Each hole drilled in this exploration phase of the Project has enhanced the revamping of the exploration model.  Combined with strong assay results in SES026, in particular, the information will be used in the next drill targeting exercise for this large area.

SES026 intercepted 28.95 meters of massive sulfide mineralization grading 0.48% copper and 0.77 g/t gold, extending the “10” massive sulfide lens to at least 600 meters in strike length.  The top seven meters of the intercept contained higher grade silver, copper, lead, and zinc, followed by a nine-meter interval of 1.09 g/t gold, as shown in the table below. The hole was collared on a geophysical anomaly which extends a further 150 meters beyond the SES026 location.  At this time, the estimated average dimensions of the 10 Lens are 600 meters long x 300 meters wide x 25 meters thick.  The mineralization is open to the east boundary fault and to the west intersection of the Devonian host rocks and the Tertiary gravels.  The lens appears to be cut by post-mineral dikes to the north and remains open to the south, though faulting may truncate the lens about 100 meters south of SES021.

SES026	From (m)	To (m)	Intercept (m)	Au (g/t)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Total lens	385.70	414.65	28.95	0.77	15.7	0.48	0.52	1.31
Base metal zone	385.70	392.70	7.00	0.52	19.0	0.66	0.57	1.44
Gold zone	392.70	401.70	9.00	1.09	13.7	0.40	.50	1.31

Mineralization in SES026 showed significantly higher gold values compared to previous drilling on the 10 Lens, as shown below, as well as slightly higher overall copper values.

Drill hole ID	From (m)	To (m)	Intercept (m)	Au (g/t)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
SES010	228.40	286.25	57.85	0.45	25.1	0.32	0.61	1.95
SES019	263.50	315.20	51.70	0.40	17.35	0.44	0.75	2.71
including	264.15	299.05	34.90	0.38	20.67	0.40	0.99	3.46
and including	280.45	290.95	10.50	0.37	21.71	0.36	1.71	5.18
SES020	277.85	287.55	9.70	0.47	24.70	0.25	0.57	0.99
	297.70	319.95	22.25	0.53	20.54	0.55	0.59	0.66
	325.00	334.10	9.10	0.68	11.31	0.32	0.14	0.52
	337.85	356.65	18.80	0.26	6.40	0.33	0.14	0.64
SES021	262.85	277.65	14.80	0.43	9.82	0.36	0.29	0.40
SES022	323.90	376.00	52.10	0.62	17.31	0.43	0.49	0.98

The Sesmarias Prospect area continues for a further 1000 meters to the north of the area of the present phase of drilling.

SES028 hit 87.40 meters of stockwork quartz-iron sulfide veining that marks the possible edge of a feeder zone for the previously discovered “8” Lens.  Assays indicated anomalous gold, silver, copper, lead, and zinc throughout the entire length of the stockwork from 373.40 meters to 460.80 meters in depth, beneath the 8 Lens. Examples of variable intervals of anomalism include:

From (m)	To (m)	Total (m)	Au (ppm)	Ag (ppm)	Cu (ppm)	Pb (%)	Zn (%)

373.40	399.95	26.55				0.09
373.40	405.65	32.25					0.3
379.20	387.60	8.40	0.26
393.40	398.30	4.90	0.28
444.30	460.80	16.50		8.8		0.24	0.44
447.30	460.80	13.50			0.18

SES026, SES027, and SES029 intersected a horizon of stockwork quartz-sulfide veining located 20-40 meters above the “10” lens.  While mostly iron sulfides, the location of the horizon suggests potential for another possible mineral layer in the Sesmarias massive sulfide system.

The Company also provided assay results for drill hole SES003 which was drilled on the Alvalade Project in 2014, but not analyzed until now due to its general proximity and similar visible characteristics to drill hole SES002.  The SES003 assays were completed now in order to be added into Avrupa’s 3D model of the “2” Lens.  Hole SES002 is the Sesmarias “2” Lens discovery hole, and its assay results are also shown below.  SES003 added approximately 18 meters of dip length to the “2” Lens, as calculated in 2014.  Results from SES003 are comparable to those from SES002, as shown in the tables below.

Hole SES003
SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive/semi-massive	132.05	145.70	13.65	1.92	38.8	1.03	1.91	0.03	0.103
	FROM	TO	TOTAL	Cu ppm	Ag ppm	Pb ppm	Zn ppm	---	Co ppm
Weak/moderate stockwork	145.70	152.50	6.80	4133	7.42	3908	11645	---	296

Hole SES002 (Previously Reported)
SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive/semi-massive	151.65	162.50	10.85	1.81	75.3	2.57	4.38	0.13	0.075
	FROM	TO	TOTAL	Cu ppm	Ag ppm	Pb ppm	Zn ppm	---	Co ppm
Weak/moderate stockwork	162.50	168.50	6.00	4514	10.57	1886	4838	---	528

To date, Avrupa has drilled seven closely-spaced, shallow core holes in the area of SES002 and SES003 to determine possible extent of the “2” Lens. Avrupa also conducted several types of downhole and surface geophysical surveys.  Intercepts of broken massive sulfide mineralization in SES005, SES006, and SES007, along with results from the geophysical work, and review of the actual core material in all of the holes suggested that mineralization comprising the “2” Lens occurred in a fault zone (now understood as the eastern boundary fault described in recent news releases of February 11, 2019 and March 11, 2019).  The interpretations from the 2014 drilling program suggested that the possible extents of the “2” Lens were on the order of 100-125 meters dip x 50-75 meters strike, and 5-10 meters thickness, as demonstrated in the following cross section and map view of the mineralization.

The program continues to be highly successful, accomplishing goals of better technical understanding of the Sesmarias mineralizing system and significantly enlarging it. This self-funded drilling program is the seventh phase of drilling to be completed by Avrupa Minerals on the Alvalade license. In addition to further targets in the immediate Sesmarias Project area, additional future drilling is anticipated for the Sesmarias-Lousal-Monte da Bela Vista District, as well as in other Avrupa-generated target areas with related Pyrite Belt-style massive sulfide targets and mineralization.

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

The Company is currently seeking a joint-venture partner to advance the exploration program on the property.

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

The Company is currently seeking a joint-venture partner to advance the exploration program on the property.

Other Portugal Properties

Covas

The Covas property is a tungsten-gold exploration project located in the northwestern portion of Portugal. The property consists of a single exploration license and is 1,949 hectares in size. The Company had a 25% interest in the property, with 75% owned by Blackheath Resources Inc. through a JV agreement.

In October 2017, Blackheath funded a single 225-meter drill hole to partially test for the possibility of a large-tonnage, close-to-the-surface, bulkmineable, disseminated tungsten deposit directly related to or hosted in the presumed porphyritic granitic Covas intrusive body.  Surface and close-to-surface indications for potential mineralization included strong alteration affiliated with an intense linear, negative magnetics anomaly, multi-

element geochemical anomalism contained in soil samples covering the linear magnetics anomaly and supporting IP/chargeability anomalism. The single drill hole partially tested the target idea.  Alteration was present throughout the hole, particularly strong silicification through the bottom half of the hole.  Porphyritic intrusive rocks were present in the hole in the form of cross-cutting dikes.

In March 2018, Blackheath terminated the joint-venture agreement on the property and the license for the property was cancelled by the Portuguese DGEG in 2018. The Company wrote-off its capitalized acquisition costs of $71,289 as of December 31, 2017.

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

The Company and Byrnecut have transferred the Slivovo license to Peshter Mining J.S.C, which is currently owned 89.85% by Byrnecut and 10.15% by the Company.

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

Byrnecut commissioned a follow-up, independent technical report to verify potential of significant mineralization around the Slivovo deposit, at Peshter and Brus, as well as around the remaining areas of the license.  Results of the independent study, completed in November 2017, diverged somewhat from earlier work, particularly in genesis and placement of the mineralization in the Slivovo area. Earlier work assumed mineral-bearing fluids originated from perhaps a single, large porphyry intrusive source on the property, allowing for potential of a larger deposit at

Slivovo.  The new work presumes however that Slivovo gold mineralization is sourced from a large, off-property intrusive center. Numerous small, satellite porphyritic intrusions emplaced perpendicularly to the mineral-hosting calcareous rocks at Slivovo, thus forming small mineral bodies around the Slivovo gold deposit.  The independent study finally suggests a number of small (10K) to medium size (100K) targets within the license area,

The 2017 program was fully funded by Byrnecut as Avrupa decided not to participate in funding the program. Avrupa’s ownership portion of the project is therefore being diluted as funds are spent by Bynecut. If the Company’s share of Peshter declines below 10%, Avrupa’s interest will convert to a 2% Net Smelter Royalty.

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

The Kamenica license has been dropped, but replaced by the fully-overlapping new Metovit application which has been approved by ICMM.  In February 2016, Byrnecut advanced €31,871 for the Company to meet 2016 legal work commitments and further advance this property. The 2016 exploration program included geological and geochemical reviews which continued at the end of 2016 and into the first month of 2017.  About 700 samples were sent to the lab, and the results have been tabulated, compiled and reviewed.  Results of the sampling indicated geochemical anomalism along certain structures crossing the license. However, there were only a few indications of wide zones of potential mineralization. The possibility of further follow-up work is being discussed, which may require approximately €85,000 in expenditures in 2019. The Company is currently seeking a joint-venture partner to continue work on the project.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.36 on December 31, 2018.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2018, 2017 and 2016.

Operating Results

Year ended December 31, 2018 vs. year ended December 31, 2017

During fiscal 2018, a drill program was successfully completed on the Alvito property, and a drill program was begun on the Sesmarias Prospect located on the Alvalade license which was completed subsequent to the year-end.

The comprehensive loss for the year ended December 31, 2018 was $1,901,880, or ($0.02) per share, compared to a comprehensive loss of $1,879,521, or ($0.02) per share, for the year ended December 31, 2017. Mineral exploration expenses were $2,276,286 (Year ended December 31, 2017 - $1,742,813), which were partially offset by advances from optionees of $1,189,652 (2017 - $780,195). Excluding the non-cash depreciation of $Nil (2017 - $2,589) and share-based payment of $141,124 (2017 - $110,564) related to the grant and vesting of stock options, the Company’s general and administrative expenses totaled $614,322 during the year ended December 31, 2018 (2017 - $750,542), a decrease of $136,220. The decrease was primarily due to lower investor relations expense of $132,189 (2017 - $292,430) and travel of $46,928 (2017 - $66,882). Consulting rose to $143,332 (2017 - $124,520), while professional fees rose to $231,065 from $203,662. Other expenses saw only slight changes, including bank charges of $4,661 (2017 - $3,875), listing and filing fees of $8,791 (2017 - $10,485), office and administrative of $28,686 (2017 - $29,070), rent of $9,000 (2017 - $9,000), telephone of $nil (2017 - $37) and transfer agent fees of $9,671 (2017 - $10,581).

Other items included interest income of $1,181 (2017 - $2,068), other income of $6,014 (2017 - $2,837), and foreign exchange loss of $485 (2017 – loss of $11,494) which declined due to more favorable exchange rates. There was no loss on disposal of equipment (2017 – loss of $2,105) or write-down of due from optionee (2017 – loss of $1). During 2018, the Company had write-down of property deposits of $49,962 as the Company determined that cash pledged for work on dropped properties would not be completed and those amounts were written off. This amount was somewhat offset by cash deposited by a former optionee on the Alvalade property which was assigned to the Company. During the year ended December 31, 2017, the remaining acquisition and capitalized exploration expenditures on the Covas property of $71,289 were written down as the project was dropped. Exchange differences arising on the translation of foreign subsidiaries was a loss of $16,548 (2017 – gain of $26,776).

During the year ended December 31, 2017, the Company expensed exploration costs totaling $2,276,286 including $848,219 on Alvalade, $12,898 on Covas, $1,079,479 on Alvito, $225,284 on other projects in Portugal, $Nil on Slivovo, $89,808 on other projects in Kosovo, $Nil in Germany, and $20,598 on others.

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

Excluding the non-cash depreciation of $5,176 (2015 - $5,765) and share-based payment of $270,698 (2015 - $192,043) related to the grant and vesting of stock options, the Company’s general and administrative expenses amounted to $807,439 during the year ended December 31, 2016 (2015 - $618,610), an increase of $188,829.

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

Liquidity and Capital Resources

As at December 31, 2018, the Company had a working capital deficit of $448,109 (December 31, 2017 – working capital of $27,102). With respect to working capital, the Company had cash of $106,288 (December 31, 2017 - $182,794) and restricted cash of $Nil (December 31, 2016 - $167,910). The decrease in cash was due to exploration expenditures on the Company’s mineral properties during the year.

During the year ended December 31, 2018, the Company conducted three private placements of its common shares. On March 26, 2018, the Company completed a non-brokered private placement of 6,875,000 common share units at a price of $0.08 per unit for gross proceeds of $550,000. Each unit consisted of one common share and one non-transferable warrant, with each warrant exercisable into one common shares at a price of $0.12 until March 26, 2020. On November 9, 2018, the Company completed the first tranche of a non-brokered private placement by issuing 10,000,000 units at a price of $0.05 per unit for gross proceeds of $500,0000. Each unit consisted of one common share and one non-transferable warrant, with each warrant exercisable at a price of $0.10 until November 9, 2021. On December 17, 2018, the Company completed the second tranche of the non-brokered private placement by issuing an additional 4,640,000 common share units at a price of $0.05 per unit for gross proceeds of $232,000. Each unit also consisted of one common share and one non-transferable warrant, with each warrant exercisable into one common share at a price of $0.10 until December 17, 2021. The warrants issued in both the first and second tranches of the private placement have a forced exercise feature whereupon if the closing price of the Company’s common shares is $0.20 or greater for a period of 20 consecutive trading days, the warrant holder will have 30 days to exercise their warrants; otherwise the warrants would then expire on the 31st day.

Subsequent to the year-end, the Company completed the third tranche of the non-brokered private placement by issuing 2,000,000 units at a price of $0.05 per unit for gross proceeds of $100,000. Each unit consists of one common share and one non-transferable warrant, with each warrant exercisable at a price of $0.10 until February 25, 2022. These warrants also contain the same forced exercise feature as the warrants issued in the first two tranches of the placement.

As of December 31, 2018, the Company has no outstanding commitments except for a long-term loan to purchase a used vehicle which is repayable in monthly payments totaling $25,127 as of December 31, 2018 which matures on April 5, 2022. The Company has not pledged any of its assets as security for loans other than €86,000 ($134,272) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company believes that sufficient funding from warrants, options, JV partners and the possible sale of additional equity will allow its efforts to continue throughout 2019. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2019, exclusive of the amounts to be spent by the Company’s’ joint-venture partners, is approximately €150,000. The General and Administrative expenses for 2019 are budgeted at approximately $1,000,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2014	Private Placement	4,400,000	$ 0.25	$ 1,100,000
	Property License Fees	515,560	0.25	128,890
	Exercise of Options	150,000	0.10	15,000
	Exercise of Warrants	946,666	0.15	142,000

December 31, 2015	Private Placement	10,920,000	$ 0.10	$ 1,092,000

December 31, 2016	Private Placement	13,547,000	$ 0.10	$ 1,354,700
	Exercise of Options	200,000	0.10	20,000
	Exercise of Finders’ Options	453,000	0.10	45,300
	Exercise of Warrants	4,573,000	0.15	685,950

December 31, 2017	Private Placement	2,500,000	$ 0.09	$ 225,000
	Private Placement	10,170,000	0.10	1,017,000

December 31, 2018	Private Placement	6,875,000	$ 0.08	$ 550,000
	Private Placement	14,640,000	0.05	732,000

Year Ended December 31, 2018

As at December 31, 2018, the Company’s working capital was negative $448,109 (December 31, 2017 – working capital of $27,102).

During the year, Operating Activities used cash of ($1,499,073), including the loss for the year of ($1,885,332). Items not involving cash include mineral exploration expenses of $23,796, share-based payments from the granting of stock options of $141,124, and write-down of property deposits of $49,962. Changes in non-cash working capital items include a decrease in VAT receivables of $14,358; an increase in due from optionees of ($14,666); an increase in prepaid expenses and advances of ($24,034); an increase in other receivables of ($93,278); an increase in accounts payable and accrued liabilities of $486,711; a decrease in accounts payable owed by optionees of ($45,464); an increase in due from/to related parties of $39,129; a decrease in funds held for optionees of ($167,910); and exchange difference arising on the translation of foreign subsidiaries was ($23,469).

Investing Activities used cash of ($6,810), with the entire amount from purchase of equipment.

Financing Activities provided cash of $1,261,467. Proceeds from issuance of common shares provided cash of $1,282,000 and share issue costs used cash of ($20,533).

Cash was $106,288 as of December 31, 2018 compared to cash of $350,704 as of December 31, 2017, a decrease of $244,416 during the year.

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

Basis of preparation

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2018.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J.S.C (subsequently reduced to 10.15%)	10.29%	Kosovo	Exploration
Avrupa Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Portugal Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc. (1)	100%	Barbados	Holding

(1) The companies are in the process of being wound up.

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

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be antidilutive.

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

Provisions

Provisions are recognized in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of past events and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Financial instruments

Adoption of IFRS 9 – Financial Instruments

On January 1, 2018, the Company adopted IFRS 9 in accordance with the transitional provisions of the standard. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The change did not impact the carrying value of any of the Company’s financial assets on the transition date.

The following financial assets are classified as subsequently measured at amortized cost under both IAS 39 and IFRS 9 - cash, restricted cash, due from optionees, certain other receivables and property deposits.

The following financial liabilities are classified as subsequently measured at amortized cost under both IAS 39 and IFRS 9 – funds held for optionees, accounts payable and accrued liabilities, accounts payable owed by optionees, due to related parties and long-term loan. The classification of financial assets is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Transaction costs with respect to financial instruments classified as fair value through profit or loss are recognized as an adjustment to the cost of the underlying instruments.

The Company’s financial assets are classified into one of the following two measurement categories:

Financial assets held within a business model for the purpose of collecting contractual cash flows (“held to collect”) that represent solely payments of principal and interest (“SPPI”) are measured at amortized cost. Financial assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows represent solely payments of principal and interest are measured at FVPL.

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2018 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•IFRS 16 Leases (effective January 1, 2019)

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.36 on December 31, 2018.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2018, the Company had a total of €86,000 ($134,272) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 19, 2019 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	63	July 8, 2010
Mark T. Brown (1)	Canada	51	January 23, 2008
Paul Dircksen (1)	United States	73	September 30, 2013
Frank Hogel	Germany	46	August 3, 2016
Paul Nelles	Germany	72	April 7, 2016
Ross Stringer (1)	Canada	67	December 16, 2013

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated May 14, 2018.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 19, 2019, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	63	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	44	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Professional Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects. From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Alianza Minerals (since April 2015), Mountain Boy Minerals, (since December 2017), and Strategem Capital Corporation (since May 2005). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Professional Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Azucar Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; and a Director and Chairman of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Dr. Paul Nelles was one of the founders of the Company’s wholly-owned subsidiary Innomatik Exploration Kosovo LLC (“IEK”) and is currently a non-executive director of IEK. Dr. Nelles is the CEO of Peshter Mining Company J.S.C. that holds the Slivovo license in which the Company has 10.29% interest. Dr. Nelles graduated from TU Berlin in 1972 with a degree in mining engineering and obtained a PhD in mineral processing in 1975. He worked internationally in base metal mining for Metallgesellschaft between 1975 and 1991, at which stage he held the position of General Manager Project Development. In 1991, he was employed as technical director and appointed to the executive board of DESTAG, a leading dimension stone producer and worldwide trader. He was subsequently appointed CEO of the company. Dr. Nelles joined Normandy LaSource in France, as executive director for gold production and industrial minerals in 1997. In 2002, he was appointed as the “Trepca Manager” by the United Nations Mission in Kosovo and was promoted to Deputy Managing Director of the Kosovo Trust Agency in 2004, in charge of all major publicly owned enterprises. Since 2006 he has worked as an independent mining industry advisor. Dr. Nelles devotes approximately 25% of his time to Company affairs.

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

Mark Brown, a director of the Company, was formerly a director of Ascent Industries Corp. (“Ascent”), a company listed on the Canadian Securities Exchange. Mr. Brown resigned as a director of Ascent on February 13, 2019. On Friday, March 1, 2019, the Supreme Court of British Columbia issued an order granting Ascent’s application for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to address near term liquidity issues.  On April 5, 2019, Ascent sold its Canadian Assets for $41.5 million, repaid all liabilities, and has excess cash on hand such that it expects to be discharged from the CCAA process shortly.

Mark Brown, a director of the Company, is a director of Sutter Gold Mining Inc. (“SGM”). On May 6, 2019, SGM received a cease trade order issued by the British Columbia Securities Commission for failure to file audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2018. SGM’s listing on the TSX Venture Exchange remains suspended until SGM meets TSX Venture Exchange’s requirements and upon the revocation of the cease trade order.

Except for the two orders detailed above, no Director and/or Executive Officer has been the subject of any other order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 20, 2018.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2018 2017 2016	$ 253,968 265,828 265,571	$ 11,505 16,880 16,270	150,000 200,000 100,000	$ 61,430 53,262 67,972	$ 326,903 335,970 349,813

Winnie Wong, CFO and Corporate Secretary (3)	2018 2017 2016	N/A N/A N/A	$ 9,588 12,660 16,270	125,000 150,000 100,000	$ 228,445 218,690 236,975	$ 238,043 231,350 253,245

Mark T. Brown, Director (4)	2018 2017 2016	N/A N/A N/A	$ 9,588 12,660 48,810	125,000 150,000 300,000	$ Nil Nil Nil	$ 9,588 12,660 48,810

Paul Dircksen, Director	2018 2017 2016	N/A N/A N/A	$ 7,670 4,220 16,270	100,000 50,000 100,000	$ Nil Nil Nil	$ 7,670 4,220 16,270

Ross Stringer, Director	2018 2017 2016	N/A N/A N/A	$ 7,670 4,220 16,270	100,000 50,000 100,000	$ Nil Nil Nil	$ 7,670 4,220 16,270

Paul Nelles, Director	2018 2017	N/A N/A	$ 7,670 4,220	100,000 50,000	$ Nil Nil	$ 7,670 4,220

Frank Hogel, Director	2018 2017	N/A N/A	$ 7,670 4,220	100,000 50,000	$ Nil Nil	$ 7,670 4,220

(1)“Other Compensation” for Paul W. Kuhn is for housing allowance.

(2)Paul W. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $228,445, $218,690, and $236,975 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

(4)Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $228,445, $218,690 and $236,975 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

No funds were set aside or accrued by the Company during fiscal 2018 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the Company has two non-independent directors. Paul W. Kuhn serves as CEO and President of the Company, and Paul Nelles is a non-executive director of IEK and CEO of Peshter Mining Company J.S.C., the company that holds the Slivovo license in which the Company has a 10.15% interest.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 20, 2018, shareholders approved the resolution to set the current Board at 6 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met two times in person during fiscal 2018, and various other matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Ross Stringer.

Staffing

The Company currently has 6 employees (2017 – 6; 2016 – 7) and 2 executive officers (2017 – 2; 2016 – 2). Of the employees, 4 are located in Portugal, including 1 manager, 1 accounting/administrator, 1 landsman, and 1 geologist. 2 employees are located in Kosovo, and include 1 geologist and 1 administrator. All of the Company’s prior employees in Kosovo are currently working for Peshter Mining J.S.C., which is 10.15% owned by the Company.

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

Table No. 9 lists, as of April 19, 2019, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,779,500	1.60%
Common	Winnie Wong (2)	700,000	0.63%
Common	Mark T. Brown (3)	19,571,334	17.29%
Common	Paul Dircksen (4)	450,000	0.41%
Common	Frank Hogel (5)	908,000	0.82%
Common	Paul Nelles (6)	955,791	0.86%
Common	Ross Stringer (7)	710,000	0.64%
	Total Directors/Officers	25,074,625	21.44%

(1)800,000 of these shares represent currently exercisable stock options and 254,000 represent currently exercisable share purchase warrants.

(2)600,000 of these shares represent currently exercisable stock options.

(3)9,721,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 6,350,000 of the common shares are held in Mr. Brown’s RRSP. 625,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control and 545,000 are common shares held by Mr. Brown directly. 850,000 of these shares represent currently exercisable common share purchase options. 1,630,000 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd., and 300,000 are warrants held by Spartacus Management Inc.

(4)450,000 of these shares represent currently exercisable stock options.

(5)508,000 of these shares represent currently exercisable stock options and 200,000 are currently exercisable share purchase warrants.

(6)450,000 of these shares represent currently exercisable stock options

(7)Of these shares, 200,000 are common shares held by Ross G. Stringer Inc., a company controlled by Mr. Stringer, and 60,000 are common shares held by Mr. Stringer directly. 450,000 of these shares represent currently exercisable stock options.

Based upon 110,433,797 common shares outstanding as of April 19, 2019, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

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

On April 19, 2019, the shareholders' list for the Company's common shares showed 76 registered shareholders, including depositories, and 110,433,797 common shares issued and outstanding. Of the total registered shareholders, 27 are resident in Canada holding 96,930,276 common shares, or 88% of the total issued and outstanding; 35 shareholders are resident in the United States holding 7,431,694 common shares, or 7% of the issued and outstanding, and 14 shareholders are resident of other nations holding 6,071,827 common shares, or 5% of the issued and outstanding.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 19, 2019 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	19,571,334	17.29%

(1)9,721,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 6,350,000 of the common shares are held in Mr. Brown’s RRSP. 625,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control and 545,000 are common shares held by Mr. Brown directly. 850,000 of these shares represent currently exercisable common share purchase options. 1,630,000 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd., and 300,000 are warrants held by Spartacus Management Inc.

Based upon 110,433,797 common shares outstanding as of April 19, 2019, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2018, December 31, 2017, and December 31, 2016:

	Services	Expenses Incurred During the Year Ended December 31, 2018	Expenses Incurred During the Year Ended December 31, 2017	Expenses Incurred During the Year Ended December 31, 2016
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 228,455	$ 218,690	$ 236,975
Paul W. Kuhn	Geological, housing allowance and school payment	$ 326,903	$ 335,970	$ 349,813
Paul L. Nelles (b)	Salaries and share-based payment	$ 27,620	$ 23,320	$ 35,387
Mineralia (c)	Geological consulting	$ 157,536	$ 198,089	$ 239,882
B&B Renting and Consulting (d)	Rent	$ Nil	$ 42,026	$ 26,293
Adriano Barros (c, d)	Share-based payment	$ 5,369	$ 16,880	$ 11,389
TOTAL:		$ 745,883	$ 834,975	$ 899,739

(a)Pacific Opportunity Capital Ltd., a company controlled by, Mark Brown, a director of the Company

(b)Paul L. Nelles is a director.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2018, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 108,433,797 common Shares issued and outstanding as of December 31, 2018 and 110,433,797 common shares issued and outstanding as of April 19, 2019.

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

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending March 31, 2019;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2019; and

•each of the last five fiscal years ended December 31, 2018.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2019	$0.06	$0.04	$0.05
February 2019	$0.07	$0.05	$0.06
January 2019	$0.07	$0.05	$0.07
December 2018	$0.06	$0.04	$0.05
November 2018	$0.06	$0.04	$0.06
October 2018	$0.06	$0.04	$0.05

Three Months Ended 3/31/19	$0.07	$0.04	$0.05
Three Months Ended 12/31/18	$0.06	$0.04	$0.05
Three Months Ended 9/30/18	$0.11	$0.05	$0.06
Three Months Ended 6/30/18	$0.12	$0.07	$0.12
Three Months Ended 3/31/18	$0.09	$0.06	$0.09
Three Months Ended 12/31/17	$0.09	$0.06	$0.06
Three Months Ended 9/30/17	$0.11	$0.08	$0.08
Three Months Ended 6/30/17	$0.13	$0.09	$0.10
Three Months Ended 3/31/17	$0.14	$0.09	$0.09
Three Months Ended 12/31/16	$0.17	$0.09	$0.12
Three Months Ended 9/30/16	$0.25	$0.11	$0.17
Three Months Ended 6/30/16	$0.13	$0.08	$0.10

Year Ended 12/31/18	$0.12	$0.04	$0.05
Year Ended 12/31/17	$0.14	$0.06	$0.06
Year Ended 12/31/16	$0.25	$0.08	$0.12
Year Ended 12/31/15	$0.38	$0.07	$0.11
Year Ended 12/31/14	$0.40	$0.08	$0.29

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to March 2019	€0.25	€0.029	€0.029

Table No. 12 lists, as of April 19, 2019, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
13,547,000	$0.15	July 4, 2019
6,875,000	$0.12	March 26, 2020
10,170,000	$0.15	July 12, 2020
10,000,000	$0.10	November 9, 2021*
4,640,000	$0.10	December 17, 2012*
Total: 45,232,000

*These warrants contain a forced exercise price. If the closing price of the Company’s shares is $0.20 or greater for a period of 20 consecutive trading days, the warrant holder will have 20 days to exercise their warrants. Otherwise, the warrants will expire on the 31st day.

Table No. 13 lists, as of April 19, 2019, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
411,250	$0.10	July 4, 2019 *
Total: 411,250

*The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

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

During the year ended December 31, 2018, the Company completed two private placements of common shares. On March 28, 2018, the company completed a non-brokered private placement by issuing 6,875,000 Units at a price of $0.08 per Unit for gross proceeds of $550,000. Each Unit consisted of one common share and one non-transferable warrnt, with each warrant exercisable into one additional common shares at a price of $0.12 until March 26, 2020. On November 9, 2018, the Company closed the first tranche of a non-brokered private placement of 10,000,000 Units at a price of $0.05 per Unit for gross proceeds of $500,000, and on December 17, 2018 closed the second tranche by issuing 4,640,000 Units at price of $0.05 for gross proceeds of $232,000. Each Unit consists of one common share and one non-transferable warrant, with each warrant exercisable into one additional common share at a price of $0.10 until November 9, 2021 for the first tranche and until December 17, 2021 for the second tranche. If, however, the closing price of the Company’s common shares is $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

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

During the year ended December 31, 2018, the Company issued no shares for assets other than cash.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting held on June 20, 2018. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 19, 2019, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	350,000 100,000 200,000 150,000	350,000 100,000 200,000 150,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Winnie Wong, Chief Financial Officer & Corporate Secretary	225,000 100,000 150,000 125,000	225,000 100,000 150,000 125,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Mark T. Brown, Director	275,000 300,000 150,000 125,000	275,000 300,000 150,000 125,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Paul Dircksen, Director	200,000 100,000 50,000 100,000	200,000 100,000 50,000 100,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Frank Hogel, Director	250,000 50,000 100,000 108,000	250,000 50,000 100,000 108,000	0.18 0.10 0.10 0.05	September 26, 2021 April 26, 2022 March 14, 2023 January 7, 2024

Paul Nelles, Director	200,000 100,000 50,000 100,000	200,000 100,000 50,000 100,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Ross Stringer, Director	200,000 100,000 50,000 100,000	200,000 100,000 50,000 100,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Employees/Consultants	565,000 525,000 610,000 1,000,000 40,000 75,000	565,000 525,000 610,000 1,000,000 40,000 75,000	$0.10 0.18 0.10 0.10 0.10 0.05	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023 March 26, 2023 January 7, 2024

Total Officers and Directors	4,108,000	4,108,000

Total Employees/Consultants	2,815,000	2,815,000

Total Officers/Directors/ Employees and Consultants	6,623,000	6,923,000

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

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. Directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2018, 2017 and 2016 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Germany and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $21,000.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2018. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2018, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2018.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2018 Ended 12/31/2018	Fiscal 2017 Ended 12/31/2017
Audit Fees	$ 18,250	$ 18,250
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 18,250	$ 18,250

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

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 30, 2019.

•Consolidated Statements of Financial Position at December 31, 2018, and December 31, 2017.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

•Consolidated Statements of Cash Flows for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2018 and December 31, 2017.

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

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2018, 2017 AND 2016

AVRUPA MINERALS LTD.

Contents

Page

Auditor’s Report3 - 4

Consolidated Statements of Financial Position5

Consolidated Statements of Comprehensive Loss6

Consolidated Statements of Changes in Equity7

Consolidated Statements of Cash Flows8

Notes to the Consolidated Financial Statements9 – 33

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874     87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avrupa Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and December 31, 2017 and its financial performance and its cash flows for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. In the completion of our audit procedures, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent of the Company in accordance with U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 30, 2019

We have served as the Company’s auditor since 2008.

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2018	2017

Assets
Current assets
Cash		$ 106,288	$ 182,794
Restricted cash	5	-	167,910
Prepaid expenses and advances		66,008	41,974
Due from optionees	5	43,223	28,557
VAT receivables		22,308	36,666
Other receivables		123,837	30,559
		361,664	488,460
Non-current assets
Property deposits	6	134,272	177,613
Exploration and evaluation assets	5	1,407,915	1,407,915
Equipment	4	34,107	56,117
		1,576,294	1,641,645

Total assets		$ 1,937,958	$ 2,130,105

Liabilities
Current liabilities
Funds held for optionees	5	$ -	$ 167,910
Accounts payable and accrued liabilities		628,867	138,845
Accounts payable owed by optionees		43,223	88,687
Due to related parties	8	130,652	59,523
Current portion of long-term loan	9	7,031	6,393
		809,773	461,358
Non-current liabilities
Long-term loan	9	18,096	24,058
		18,096	24,058
Equity
Share capital	7	9,582,406	8,786,896
Reserves	7	6,675,064	6,119,842
Deficit		(15,147,381)	(13,262,049)
		1,110,089	1,644,689

Total equity and liabilities		$ 1,937,958	$ 2,130,105

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2019. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                    See notes to the consolidated financial statements 90

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2018	2017	2016

Mineral exploration expenses
Mineral exploration expenses	5	$ 2,276,286	$ 1,742,813	$ 1,157,878
Reimbursements from optionees	5	(1,189,652)	(780,195)	(581,875)
		(1,086,634)	(962,618)	(576,003)
General administrative expenses
Bank charges		4,661	3,875	13,136
Consulting		143,332	124,520	266,573
Depreciation		-	2,589	5,176
Investor relations		132,189	292,430	191,544
Listing and filing fees		8,791	10,485	12,035
Office and administrative fees		28,686	29,070	44,867
Professional fees		231,065	203,662	202,484
Rent		9,000	9,000	7,308
Share-based payment		141,124	110,564	270,698
Telephone		-	37	37
Transfer agent fees		9,670	10,581	8,432
Travel		46,928	66,882	61,023
		(755,446)	(863,695)	(1,083,313)
Other items
Foreign exchange gain/(loss)		(485)	(11,494)	20,536
Interest income		1,181	2,068	3,056
(Loss) on disposal of equipment		-	(2,105)	-
Other income		6,014	2,837	2,308
Write-down of due from optionee		-	(1)	(238,705)
Write-down of exploration and evaluation assets		-	(71,289)	-
Write-down of property deposits	6	(49,962)	-	-
		(43,252)	(79,984)	(212,805)

Net loss for the year		(1,885,332)	(1,906,297)	(1,872,121)
Exchange difference arising on the translation of foreign subsidiaries		(16,548)	26,776	(28,208)
Comprehensive loss for the year		$ (1,901,880)	$ (1,879,521)	$ (1,900,329)
Basic and diluted loss per share	10	$ (0.02)	$ (0.02)	$ (0.03)

                                    See notes to the consolidated financial statements 91

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits				Total equity
						Exchange	Subtotal	Deficit

Balance as at December 31, 2015	55,475,797	$ 6,172,356	$4,068,279	$ 268,093	$ 784,090	$ 21,310	$5,141,772	$ (9,483,631)	$ 1,830,497
Share issues:
Shares issued for private placement	13,547,000	758,632	596,068	-	-	-	596,068	-	1,354,700
Share issue costs	-	(124,387)	-	47,540	-	-	47,540	-	(76,847)
Shares issued for warrants exercised	4,573,000	1,068,737	(382,787)	-	-	-	(382,787)	-	685,950
Shares issued for options exercised	200,000	37,373	-	-	(17,373)	-	(17,373)	-	20,000
Shares issued for finder's options exercised	453,000	81,662	1,378	(37,740)	-	-	(36,362)	-	45,300
Share-based payment	-	-	-	-	270,698	-	270,698	-	270,698
Comprehensive loss	-	-	-	-	-	(28,208)	(28,208)	(1,872,121)	(1,900,329)

Balance as at December 31, 2016	74,248,797	7,994,373	4,282,938	277,893	1,037,415	(6,898)	5,591,348	(11,355,752)	2,229,969
Share issues:
Shares issued for private placement	12,670,000	850,846	391,154	-	-	-	391,154	-	1,242,000
Share issue costs	-	(58,323)	-		-	-	-	-	(58,323)
Share-based payment	-	-	-	-	110,564	-	110,564	-	110,564
Comprehensive loss	-	-	-	-	-	26,776	26,776	(1,906,297)	(1,879,521)

Balance as at December 31, 2017	86,918,797	8,786,896	4,674,092	277,893	1,147,979	19,878	6,119,842	(13,262,049)	1,644,689
Share issues:
Shares issued for private placement	21,515,000	851,354	430,646	-	-	-	430,646	-	1,282,000
Share issue costs	-	(55,844)	-	-	-	-	-	-	(55,844)
Share-based payment	-	-	-	-	141,124	-	141,124	-	141,124
Comprehensive loss	-	-	-	-	-	(16,548)	(16,548)	(1,885,332)	(1,901,880)

Balance as at December 31, 2018	108,433,797	$ 9,582,406	$5,104,738	$ 277,893	$ 1,289,103	$ 3,330	$6,675,064	$(15,147,381)	$ 1,110,089

                                    See notes to the consolidated financial statements 92

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2018	2017	2016

Cash flows from operating activities
Net loss for the year		$(1,885,332)	$ (1,906,297)	$ (1,872,121)
Items not involving cash:
Depreciation		-	2,589	5,176
Loss on disposal of equipment		-	2,105	-
Mineral exploration expenses		23,796	21,520	(179,800)
Share-based payment		141,124	110,564	270,698
Write-down of due from optionee		-	1	238,705
Write-down of exploration and evaluation assets		-	71,289	-
Write-down of property deposits		49,962	-	-
Changes in non-cash working capital items:
VAT receivables		14,358	6,510	300,722
Due from optionees		(14,666)	(28,557)	68,577
Prepaid expenses and advances		(24,034)	19,818	65,650
Other receivables		(93,278)	(11,121)	(19,438)
Accounts payable and accrued liabilities		486,711	82,982	(475,300)
Accounts payable owed by optionees		(45,464)	(31,124)	(80,538)
Due from/to related parties		39,129	(7,842)	(24,176)
Funds held for optionees		(167,910)	163,735	4,175
Exchange difference arising on the translation of foreign subsidiaries		(23,469)	24,496	(24,802)

Net cash (used in) operating activities		(1,499,073)	(1,479,332)	(1,722,472)

Cash flows from investing activities
Net proceeds from investments - available for sale		-	84,862	2,245
Net proceeds from sale of equipment		-	12,167	-
Property deposits		-	40,589	51,569
Purchase of equipment		(6,810)	(13,630)	-

Net cash provided by (used in) investing activities		(6,810)	123,988	53,814

Cash flows from financing activities
Proceeds from issuance of common shares		1,282,000	1,242,000	2,105,950
Share issue costs		(20,533)	(58,323)	(76,847)

Net cash provided by financing activities		1,261,467	1,183,677	2,029,103

Change in cash for the year		(244,416)	(171,667)	360,445
Cash, beginning of the year		350,704	522,371	161,926
Cash, end of the year		$ 106,288	$ 350,704	$ 522,371

Cash comprised of:
Cash		$ 106,288	$ 182,794	$ 518,196
Restricted Cash		-	167,910	4,175
		$ 106,288	$ 350,704	$ 522,371
Supplementary information:
Interest received		$ 1,181	$ 2,068	$ 3,056

Supplemental disclosure with respect to cash flows (Note 12)

                              See notes to the consolidated financial statements 93

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2018.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES

a)Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Peshter Mining J.S.C	10.29%	Kosovo	Exploration
Avrupa Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Portugal Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc. (1)	100%	Barbados	Holding

(1)The companies are in the process of being wound up.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)Foreign currencies (Continued)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)Financial instruments

Adoption of IFRS 9 – Financial Instruments

On January 1, 2018, the Company adopted IFRS 9 in accordance with the transitional provisions of the standard. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The change did not impact the carrying value of any of the Company’s financial assets on the transition date.

The following financial assets are classified as subsequently measured at amortized cost under both IAS 39 and IFRS 9 - cash, restricted cash, due from optionees, certain other receivables and property deposits.

The following financial liabilities are classified as subsequently measured at amortized cost under both IAS 39 and IFRS 9 – funds held for optionees, accounts payable and accrued liabilities, accounts payable owed by optionees, due to related parties and long-term loan.

The classification of financial assets is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Transaction costs with respect to financial instruments classified as fair value through profit or loss are recognized as an adjustment to the cost of the underlying instruments.

The Company’s financial assets are classified into one of the following two measurement categories:

Financial assets held within a business model for the purpose of collecting contractual cash flows (“held to collect”) that represent solely payments of principal and interest (“SPPI”) are measured at amortized cost. Financial assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows represent solely payments of principal and interest are measured at FVPL.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)Income taxes (Continued)

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

l)New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2018 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•IFRS 16 Leases (effective January 1, 2019)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

4. EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2017	$ 120,250	$ 172,564	$ 21,147	$ 313,961
Additions during the year	3,591	40,490	-	44,081
Disposal during the year	(11,706)	(116,314)	-	(128,020)
Exchange adjustment	7,494	10,754	1,318	19,566
As at December 31, 2017	119,629	107,494	22,465	249,588
Additions during the year	178	-	-	178
Disposal during the year	-	(34,581)	-	(34,581)
Exchange adjustment	4,459	4,006	837	9,302
As at December 31, 2018	$ 124,266	$ 76,919	$ 23,302	$ 224,487

Accumulated depreciation
As at January 1, 2017	$ 90,040	$ 157,971	$ 17,813	$ 265,824
Depreciation for the year	13,608	9,352	1,149	24,109
Depreciation for the year related to disposals	(11,706)	(101,985)	-	(113,691)
Exchange adjustment	5,985	10,102	1,142	17,229
As at December 31, 2017	97,927	75,440	20,104	193,471
Depreciation for the year	12,305	10,291	1,200	23,796
Depreciation for the year related to disposals	-	(34,581)	-	(34,581)
Exchange adjustment	3,900	3,021	773	7,694
As at December 31, 2018	$ 114,132	$ 54,171	$ 22,077	$ 190,380

Net book value
As at January 1, 2017	$ 30,210	$ 14,593	$ 3,334	$ 48,137
As at December 31, 2017	$ 21,702	$ 32,054	$ 2,361	$ 56,117
As at December 31, 2018	$ 10,134	$ 22,748	$ 1,225	$ 34,107

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

		Portugal			Kosovo		Germany	Others	Total
	Alvito	Alvalade	Covas	Others	Slivovo	Others

Exploration and evaluation assets
Acquisition costs
As of January 1, 2018	$ -	$ 167,920	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,407,915
Addition during the period	-	-	-	-	-	-	-	-	-
As of December 31, 2018	$ -	$ 167,920	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,407,915

Mineral exploration expenses for the year ended December 31, 2018
Concession fees and taxes	$ 30,425	$ 46,595	$ -	$ 861	$ -	$ 1,622	$ -	$ -	$ 79,503
Depreciation	-	10,058	-	13,738	-	-	-	-	23,796
Drilling	472,513	485,935	-	-	-	-	-	-	958,448
Geological salaries and consulting	459,193	182,622	4,930	113,737	-	70,432	-	-	830,914
Geology work	-	-	-	-	-	-	-	15,592	15,592
Insurance	1,240	1,811	-	2,279	-	-	-	-	5,330
Legal and accounting	-	226	-	239	-	215	-	-	680
Office and administrative fees	5,400	35,292	839	22,755	-	1,676	-	4,313	70,275
Rent	66,513	62,112	3,107	51,433	-	14,125	-	138	197,428
Site costs	25,777	17,587	550	16,419	-	697	-	-	61,030
Travel	18,418	5,981	3,472	3,823	-	1,041	-	555	33,290
Reimbursements from optionee	(1,079,479)	(32,371)	(12,898)	(64,904)	-	-	-	-	(1,189,652)
	$ -	$ 815,848	$ -	$ 160,380	$ -	$ 89,808	$ -	$ 20,598	$ 1,086,634

Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	132,478	311,861	197,339	348,359	9,998	203,411	4	-	1,203,450
Depreciation	5,515	10,058	-	89,331	-	-	-	-	104,904
Drilling	472,513	485,935	-	-	1,180,217	-	-	-	2,138,665
Geological salaries and consulting	1,565,418	6,387,427	2,094,650	2,589,743	119,801	678,023	12,359	-	13,447,421
Geology work	-	-	-	32,377	891,582	402,515	223,619	140,906	1,690,999
Insurance	5,561	20,418	10,550	32,694	14,604	14,790	-	-	98,617
Legal and accounting	158	522	130	937	58,158	13,715	-	-	73,620
Office and administrative fees	37,320	235,465	26,160	207,454	80,149	100,368	5,255	63,191	755,362
Rent	179,602	492,391	52,175	343,609	28,694	81,364	-	20,560	1,198,395
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	70,295	178,714	58,205	113,990	185,074	194,297	-	8,865	809,440
Travel	75,516	231,701	60,210	111,419	60,107	22,414	-	15,326	576,693
Trenching and road work	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(2,149,344)	(7,402,160)	(2,433,097)	(308,385)	(2,834,986)	(45,158)	-	-	(15,173,130)
	$ 395,032	$ 952,332	$ 66,322	$ 3,561,528	$ 149,944	$1,731,675	$ 252,083	$ 248,848	$ 7,357,764

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

	Portugal				Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Others	Slivovo	Others

Exploration and evaluation assets
Acquisition costs
As of January 1, 2017	$ 167,920	$ 71,289	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Write-down of property during the year	-	(71,289)	-	-	-	-	-	-	(71,289)
As of December 31, 2017	$ 167,920	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,407,915

Mineral exploration expenses for the year ended December 31, 2017
Assaying	$ -	$ -	$ -	$ -	$ -	$ 34,110	$ -	$ -	$ 34,110
Concession fees and taxes	44,290	-	18,574	11,839	-	3,088	-	-	77,791
Depreciation	-	-	-	21,520	-	-	-	-	21,520
Drilling	-	-	-	-	-	-	-	-	-
Geological salaries and consulting	98,544	98,520	527,082	278,198	-	73,176	-	-	1,075,520
Geology work	-	-	-	-	-	-	29,621	42,664	72,285
Insurance	347	-	814	5,090	-	-	-	-	6,251
Legal and accounting	-	-	16	155	-	13,500	-	-	13,671
Office and administrative fees	6,333	1,170	6,397	25,524	-	82,182	-	16,717	138,323
Rent	68,617	8,790	56,798	61,410	-	18,906	-	5,764	220,285
Report	-	-	-	-	-	-	-	-	-
Site costs	2,474	552	19,811	8,848	-	3,625	-	1,392	36,702
Travel	2,067	450	25,606	5,692	-	6,976	-	5,564	46,355
Trenching and road work	-	-	-	-	-	-	-	-	-
Reimbursements from optionee	(5,259)	(109,482)	(655,098)	(10,356)	-	-	-	-	(780,195)
	$ 217,413	$ -	$ -	$ 407,920	$ -	$ 235,563	$ 29,621	$ 72,101	$ 962,618

Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	265,266	197,339	102,053	347,498	9,998	201,789	4	-	1,123,947
Depreciation	-	-	5,515	75,593	-	-	-	-	81,108
Drilling	-	-	-	-	1,180,217	-	-	-	1,180,217
Geological salaries and consulting	6,204,805	2,089,720	1,106,225	2,476,006	119,801	607,591	12,359	-	12,616,507
Geology work	-	-	-	32,377	891,582	402,515	223,619	125,314	1,675,407
Insurance	18,607	10,550	4,321	30,415	14,604	14,790	-	-	93,287
Legal and accounting	296	130	158	698	58,158	13,500	-	-	72,940
Office and administrative fees	200,173	25,321	31,920	184,699	80,149	98,692	5,255	58,878	685,087
Rent	430,279	49,068	113,089	292,176	28,694	67,239	-	20,422	1,000,967
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	161,127	57,655	44,518	97,571	185,074	193,600	-	8,865	748,410
Travel	225,720	56,738	57,098	107,596	60,107	21,373	-	14,771	543,403
Trenching and road work	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(7,369,789)	(2,420,199)	(1,069,865)	(243,481)	(2,834,986)	(45,158)	-	-	(13,983,478)
	$ 136,484	$ 66,322	$ 395,032	$ 3,401,148	$ 149,944	$1,641,867	$ 252,083	$ 228,250	$ 6,271,130

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA Empreendimentos Mineiros e Participacoes Lda (“MAEPA”), holds four exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and relate to the following named properties:

•Alvito

•Alvalade

•Marateca

•Mertola

•Covas (dropped in 2018)

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

Alvito:

Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) has a 1.5% NSR royalty on the Alvito property.

On April 5, 2017, the Company signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”), a wholly-owned subsidiary of OZ Minerals Limited (“OZM”), to explore on the Alvito iron oxide, copper-gold (“IOCG”) project located in southern Portugal.  The agreement allows for OZE to earn up to a total 75% interest in the project by spending AUS $4,000,000 over approximately 2½ years under the following terms:

•For OZE to earn a 51% interest in year 1:  Fund AUS$1,000,000 in exploration expenditures (subsequently amended to OZE must spend a minimum of AUS$1,000,000 on or before July 5, 2018 - spent);

•For OZE to earn a further 24% interest (total of 75% interest) by September 30, 2019:  Fund a further AUS$3,000,000 in exploration expenditures; and

•The Company will be the operator during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

On October 5, 2018, OZE terminated the agreement.

Since inception of the agreement and to December 31, 2018, OZE had forwarded a total of $1,725,209 (€1,130,000) for the Alvito property. The Company incurred an additional amount of $9,368 (€6,000) as of December 31, 2018 which was subsequently reimbursed by OZE.

Alvalade:

In June 2017, the Company recovered 100% ownership of the Alvalade project by forgiving certain debts, assuming a deposit on the project and making future payments to its initial partner upon meeting certain milestones.

On December 7, 2017, the Company signed an exclusivity agreement with a subsidiary of an international mining company, allowing it a right to negotiate the acquisition of an interest in the Alavade property, the Marateca property and the Mertola property for non-refundable payments of €25,000 in respect of each property for a total of €75,000.  Such amount was received in December 2017 and was used to offset the expenditures incurred in fiscal 2018.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

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

Since inception of the agreement and to December 31, 2018, Blackheath had forwarded a total of $2,399,242 (€1,733,612) for the Covas property. The Company incurred an additional amount of $33,855 (€21,684) as of December 31, 2018 which will be reimbursed by Blackheath.

In March 2018, Blackheath terminated the agreement and the Company wrote off $71,289 as of December 31, 2017 and has let the Covas license lapse.

Others including Marateca and Mertola:

On December 7, 2017, the Company signed an exclusivity agreement with the Funding Partner and On March 5, 2018, the Company signed a non-binding letter of intent (the “LOI”) with the Funding Partner. See Note 5 under “Alvalade”.

The LOI sets out the general terms and conditions that are proposed to be included in a definitive agreement (the “DA”). Until the DA is signed and each party has obtained the required approvals, there are no legally binding obligations on either party. Given that the Funding Partner has not moved forward on the proposed transactions, management considers the LOI to have lapsed.

Kosovo

The Company, through its 100% holding in Innomatik, held one exploration license in Kosovo:

•Metovit

The Metovit license was issued in 2015 and carries certain work commitments and a 5% NSR payable to the government of Kosovo. This license expired on June 10, 2018 and the Company is currently in the process of renewing it. There are no acquisition costs associated with this license.

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

As of December 31, 2018, Byrnecut spent over €3,883,421 in Peshter Mining, diluting the Company’s interest in Peshter Mining to 10.29%.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Germany

The Company has earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (“Beak”) by spending €140,000.  There is no royalty attached to the property. The Company is working with Beak to set up a joint-venture entity. As of December 31, 2018, the Company had spent $252,083 (€192,576) on the Oelsnitz property.

	December 31, 2018	December 31, 2017

Restricted cash & Funds held for optionees
Alvito - OZE	$ -	$ 70,635
Alvalade, Marateca and Mertola - Funding Partner	-	97,275
	$ -	$ 167,910

Due from optionees
Covas - Blackheath	$ 33,855	$ 28,557
Alvito - OZE	9,368	-
	$ 43,223	$ 28,557

6. PROPERTY DEPOSITS

As of December 31, 2018, the Company had a total of $134,272 (€86,000) (December 31, 2017: $177,613 (€118,000)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

During the year ended December 31, 2018, the Company determined that the required work obligations for the Covas, Marateca, Mertola and two minor properties either had not, or would not, be completed. Accordingly, $167,059 (€107,000), in cash pledged for these exploration licenses was written off. In addition, the property deposit of $117,097 (€75,000)pledged by the former optionee of the Alvalade property was assigned to the Company. As a result of these transactions, property deposits were written down by a net amount of $49,962 (€32,000).

7. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2018, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(b)Share issuances:

i.During the year ended December 31, 2016, the Company issued common shares pursuant to the exercise of 4,573,000 warrants for cash proceeds of $685,950, the exercise of 200,000 stock options for cash proceeds of $20,000 and the exercise of 453,000 finder’s options for cash proceeds of $45,300.

ii.On July 4, 2016, the Company completed a non-brokered private placement by issuing 13,547,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,354,700. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.15.  The warrants were ascribed a value of $596,068.

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

iii.On April 20, 2017, the Company completed a non-brokered private placement by issuing 2,500,000 common shares at a price of $0.09 per share for gross proceeds of $225,000. In connection with the financing, a total of $11,975 share issue costs were paid.

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

In connection with the financing, a total of $46,348 share issue costs were paid.

v.On March 26, 2018, the Company completed a non-brokered private placement by issuing 6,875,000 units (“Unit”) at a price of $0.08 per Unit for gross proceeds of $550,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 2-year period at a price of $0.12.  The warrants were ascribed a value of $172,137.

In connection with the financing, a total of $19,019 share issue costs were paid.

vi.On November 9, 2018, the Company closed the first tranche of a non-brokered private placement by issuing 10,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $500,000, and on December 17, 2018 closed the second tranche of $232,000 by issuing 4,640,000 units at a price of $0.05 per Unit. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 until November 9, 2021 for the first tranche and until December 17, 2021 for the second tranche.  The warrants were ascribed a value of $179,897 and $78,612 respectively. If however the closing price of the Company’s shares are $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

In connection with the financing, a total of $36,825 share issue costs were paid.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2018 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2017	Granted	Exercised	cancelled	2018
October 16, 2018	$0.10	1,145,000	-	-	(1,145,000)	-
March 3, 2019 *	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
Tuesday, April 26, 2022	$0.10	1,310,000	-	-	-	1,310,000
Tuesday, March 14, 2023	$0.10	-	1,800,000	-	-	1,800,000
Sunday, March 26, 2023	$0.10	-	40,000	-	-	40,000
Options outstanding		6,245,000	1,840,000	-	(1,145,000)	6,940,000
Options exercisable		6,245,000	1,840,000	-	(1,145,000)	6,940,000
Weighted average exercise price		$0.12	$0.10	$Nil	$0.10	$0.12

* Subsequently expired unexercised.

As of December 31, 2018, the weighted average contractual remaining life is 2.81 years (December 31, 2017 – 2.85 years).

Stock options transactions and the number of stock options for the year ended December 31, 2017 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2016	Granted	Exercised	cancelled	2017
January 27, 2017	$0.30	100,000	-	-	(100,000)	-
April 10, 2017	$0.30	720,000	-	-	(720,000)	-
July 15, 2017	$0.10	300,000	-	-	(300,000)	-
October 16, 2018	$0.10	1,145,000	-	-	-	1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
Tuesday, April 26, 2022	$0.10	-	1,310,000	-	-	1,310,000
Options outstanding		6,055,000	1,310,000	-	(1,120,000)	6,245,000
Options exercisable		6,055,000	1,310,000	-	(1,120,000)	6,245,000
Weighted average exercise price		$0.15	$0.10	$Nil	$0.25	$0.12

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan: (Continued)

Stock options transactions and the number of stock options for the year ended December 31, 2016 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Granted	Exercised	cancelled	2016
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	720,000	-	-	-	720,000
July 15, 2017	$0.10	300,000	-	-	-	300,000
October 16, 2018	$0.10	1,345,000	-	(200,000)	-	1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	-	1,575,000	-	-	1,575,000
Options outstanding		4,680,000	1,575,000	(200,000)	-	6,055,000
Options exercisable		4,455,000	1,575,000	(200,000)	-	6,055,000
Weighted average exercise price		$0.14	$0.18	$0.10	$Nil	$0.15

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2018, 2017 and 2016 were:

	2018	2017	2016
Risk-free interest rate	1.25%	1.21%	1.71%
Expected life	5 years	5 years	4.53 years
Expected volatility	130.43%	141.88%	144.86%
Expected dividend yield	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2018 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
July 14, 2018	$0.10	99,000	-	-	(99,000)	-
July 4, 2019(1)	$0.10	411,250	-	-	-	411,250
Outstanding		510,250	-	-	(99,000)	411,250
Weighted average exercise price		$0.10	$Nil	$Nil	$0.10	$0.10

(1)The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

As of December 31, 2018, the weighted average contractual remaining life is 0.51 years (December 31, 2017 – 1.32 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(d)Finder’s Options: (Continued)

The continuity of finder’s options for the year ended December 31, 2017 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
August 22, 2017	$0.25	152,600	-	-	(152,600)	-
July 14, 2018	$0.10	99,000	-	-	-	99,000
July 4, 2019	$0.10	411,250	-	-	-	411,250
Outstanding		662,850	-	-	(152,600)	510,250
Weighted average exercise price		$0.13	$Nil	$Nil	$0.25	$0.10

The continuity of finder’s options for the year ended December 31, 2016 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2015	Issued	Exercised	Expired	2016
September 24, 2016	$0.10	148,800	-	(84,000)	(64,800)	-
August 22, 2017	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	468,000	-	(369,000)	-	99,000
July 4, 2019	$0.10	-	411,250	-	-	411,250
Outstanding		769,400	411,250	(453,000)	(64,800)	662,850
Weighted average exercise price		$0.13	$0.10	$0.10	$0.10	$0.13

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2018, 2017 and 2016 were:

	2018	2017	2016
Risk-free interest rate	Nil	Nil	0.87%
Expected life	Nil	Nil	3 years
Expected volatility	Nil	Nil	144.75%
Expected dividend yield	Nil	Nil	Nil

(e)Warrants:

The continuity of warrants for the year ended December 31, 2018 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
July 14, 2018	$0.15	10,920,000	-	-	(10,920,000)	-
July 4, 2019	$0.15	13,547,000	-	-	-	13,547,000
July 12, 2020	$0.15	10,170,000	-	-	-	10,170,000
March 26, 2020	$0.12	-	6,875,000	-	-	6,875,000
November 9, 2021 (1)	$0.10	-	10,000,000	-	-	10,000,000
December 17, 2021 (1)	$0.10	-	4,640,000	-	-	4,640,000
Outstanding		34,637,000	21,515,000	-	(10,920,000)	45,232,000
Weighted average exercise price		$0.15	$0.11	$Nil	$0.15	$0.13

(1)These warrants have a forced exercise price. If the closing price of the Company’s shares is $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

As of December 31, 2018, the weighted average contractual life is 1.62 years (December 31, 2017 – 1.50 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(e)Warrants: (Continued)

The continuity of warrants for the year ended December 31, 2017 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
March 28, 2017	$0.40	4,000,000	-	-	(4,000,000)	-
August 22, 2017	$0.40	4,400,000	-	-	(4,400,000)	-
October 4, 2017	$0.25	7,990,000	-	-	(7,990,000)	-
July 14, 2018	$0.15	10,920,000	-	-	-	10,920,000
July 4, 2019	$0.15	13,547,000	-	-	-	13,547,000
July 12, 2020	$0.15	-	10,170,000	-	-	10,170,000
Outstanding		40,857,000	10,170,000	-	(16,390,000)	34,637,000
Weighted average exercise price		$0.22	$0.15	$Nil	$0.33	$0.15

The continuity of warrants for the year ended December 31, 2016 is as follows:

	Exercise	December 31,					December 31,
Expiry date	price	2015	Issued		Exercised	Expired	2016
September 24, 2016	$0.15	5,720,000	84,000	(2)	(4,354,000)	(1,450,000)	-
October 15, 2016	$0.15	2,833,334	-		(219,000)	(2,614,334)	-
March 28, 2017	$0.40	4,000,000	-		-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-		-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-		-	-	7,990,000
July 14, 2018	$0.15	10,920,000	-		-	-	10,920,000
July 4, 2019	$0.15	-	13,547,000		-	-	13,547,000
Outstanding		35,863,334	13,631,000		(4,573,000)	(4,064,334)	40,857,000
Weighted average exercise price		$0.23	$0.15		$0.15	$0.15	$0.22

(2) The warrants were issued as a result of 84,000 finder’s options being exercised.

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2018, 2017 and 2016 were:

	2018	2017	2016
Risk-free interest rate	1.14%	0.71%	0.87%
Expected life	2.68 years	3 years	2.98 years
Expected volatility	108.87%	116.49%	144.62%
Expected dividend yield	Nil	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2018

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$253,968	$Nil	$Nil	$Nil	$61,430	$11,505	$326,903
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$9,588	$9,588

For the year ended December 31, 2017

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$265,828	$Nil	$Nil	$Nil	$53,262	$16,880	$335,970
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$12,660	$12,660

For the year ended December 31, 2016

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$265,571	$Nil	$Nil	$Nil	$67,972	$16,270	$349,813
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$16,270	$16,270

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party liabilities

Years ended
	Services	December 31, 2018	December 31, 2017	December 31, 2016	As at	As at
					December 31, 2018	December 31, 2017
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 228,455	$ 218,690	$ 236,975	$ 62,754	$ 21,134
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 326,903	$ 335,970	$ 349,813	$ 33,523	$ 16,776
Paul L. Nelles (b)	Salaries and share-based payment	$ 27,620	$ 23,320	$ 35,387	$ Nil	$ Nil
Mineralia (c)	Consulting	$ 157,536	$ 198,089	$ 239,882	$ 34,375	$ 17,496
B&B Renting and Consulting Lda. (d)	Rent	$ Nil	$ 42,026	$ 26,293	$ Nil	$ 4,117
Adriano Barros (c)	Share-based payment	$ 5,369	$ 16,880	$ 11,389	$ Nil	$ Nil
TOTAL:		$ 745,883	$ 834,975	$ 899,739	$ 130,652	$ 59,523

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)Paul L. Nelles is a director of Innomatik.

(c)Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)B&B Renting and Consulting Lda., a private company partially owned by Adriano Barros, the general manager of MAEPA.

9.LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totalling $27,911 (€17,877) as of December 31, 2018, including interest calculated at 5.635%, and maturing on April 5, 2022.

	December 31, 2018		December 31, 2017

Long-term loan	$ 25,127	€ 16,094	$ 30,451	€ 20,230
Less: current portion of long-term loan	7,031	4,503	6,393	4,248
	$ 18,096	€ 11,591	$ 24,058	€ 15,982

Payment schedule of long-term loan
Year 1	$ 8,373	€ 5,363	$ 8,072	€ 5,363
Year 2	8,373	5,363	8,072	5,363
Year 3	8,373	5,363	8,072	5,363
Year 4	2,791	1,788	8,072	5,363
Year 5	-	-	2,524	1,675
	$ 27,911	€ 17,877	$ 34,812	€ 23,127
Less: imputed interest	2,596	1,663	4,126	2,741
Other fees	188	120	235	156
	$ 25,127	€ 16,094	$ 30,451	€ 20,230

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2018 was based on the loss attributable to common shareholders of $1,885,332 (2017 – $1,906,297; 2016 - $1,872,121) and a weighted average number of common shares outstanding of 93,795,401 (2017 – 80,787,810; 2016 – 63,766,095).

Diluted loss per share did not include the effect of 6,940,000 share purchase options, 411,250 finder’s options and 45,232,000 warrants outstanding at year end (2017 – 6,245,000 share purchase options, 510,250 finder’s options and 34,637,000 warrants; 2016 – 6,055,000 share purchase options, 662,850 finder’s options and 40,857,000 warrants) as they are anti-dilutive.

11. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, restricted cash, other receivables, due from optionees, property deposits, funds held for optionees, accounts payables and accrued liabilities, accounts payable owed by optionees, due to related parties and loans and other borrowings approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal, Kosovo and Barbados and property deposits are held by Portuguese regulatory authorities.  Amounts are receivable from optionees.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2018, the Company had cash of $106,288 (December 31, 2017 - $182,794), VAT receivables of $22,308 (December 31, 2017 - $36,666) and other receivables of $123,837 (December 31, 2017 - $30,559) to settle current liabilities, net of funds held for optionees and accounts payable owed by optionees, of $766,550 (December 31, 2017 - $204,761).

Accounts payable and accrued liabilities are due within the current operating period.

(c)Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets or liabilities subject to fluctuation in interest rates.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

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

(e)Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary liabilities of $439,300 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $21,000.

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

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2018 and 2017.

As at December 31, 2018	Level 1	Level 2	Level 3	Total
Assets:
Cash	$106,288	$-	$-	$106,288
Restricted cash	-	-	-	-
	$106,288	$-	$-	$106,288

As at December 31, 2017	Level 1	Level 2	Level 3	Total
Assets:
Cash	$182,794	$-	$-	$182,794
Restricted cash	167,910	-	-	167,910
	$350,704	$-	$-	$350,704

As at December 31, 2018, the carrying value of financial assets classified as subsequently measured at amortized cost totalled $319,399 (December 31, 2017 - $587,433). See Note 3 j).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2018, 2017 and 2016 were as follows:

•$23,796 (2017 - $21,520; 2016 - $14,240) in mineral exploration expenses was related to depreciation;

•$Nil (2017 - $40,490; 2016 - $Nil) in equipment was purchased and financed with a long term loan. See Note 9.

•$Nil (2017 - $Nil; 2016 - $194,040) in reimbursements from optionees related to the fair value of common shares issued by a former joint venture partner;

•$Nil (2017 - $Nil; 2016 - $437,900) was reclassified from equity reserves to share capital pursuant to the exercise of warrants, stock options and finder’s options;

•$Nil (2017 - $Nil; 2016 - $47,540) in share issue costs related to the issue of finder’s options pursuant to the private placement financing completed.

•As at December 31, 2018, a total of $3,311 (2017 - $Nil; 2016 - $Nil) in share issue costs were included in accounts payable and accrued liabilities and $32,000 (2017 - $Nil; 2016 - $Nil) were included in due to related parties.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

14. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2018	2017	2016

Net loss	$ (1,885,332)	$ (1,906,297)	$ (1,872,121)

Expected income tax recovery	$ (509,040)	$ (495,637)	$ (486,751)
Effect of foreign tax rate	145,825	110,748	39,191
Non-deductible items	38,513	76,169	71,150
Deductible items	(15,911)	(14,580)	(19,631)
Unrecognized benefit of non-capital losses	340,613	323,301	396,041

	$ -	$ -	$ -

The significant components of the Company’s deferred income tax assets are as follows:

	2018	2017

Deferred income tax assets
Non-capital loss carryforwards	$ 1,660,778	$ 1,484,054
Share issue costs	31,773	32,606
	1,692,551	1,516,660
Valuation allowance	(1,692,551)	(1,516,660)

Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $6,150,500 in Canada (2017 - $5,496,500). These losses, if not utilized, will expire through to 2038.  Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	854,000
2018	2038	657,000
		$ 6,150,500

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Presented in Canadian Dollars)

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2018	December 31, 2017
Non-current assets
Portugal	$ 1,433,139	$ 1,498,490
Kosovo	143,155	143,155
	$ 1,576,294	$ 1,641,645

	Years ended
	December 31, 2018	December 31, 2017
Mineral exploration expenses
Portugal	$ 2,165,880	$ 1,405,528
Kosovo	89,808	235,563
Germany	-	29,621
Others	20,598	72,101
	$ 2,276,286	$ 1,742,813

16. EVENTS AFTER THE REPORTING PERIOD

On January 7, 2019, Company granted a total of 183,000 stock options at an exercise price of $0.05 per share for a period of five years to a director and its consultants.

On February 25, 2019, the Company completed the third tranche of a non-brokered private placement by issuing 2,000,000 units at a price of $0.05 per unit for gross proceeds of $100,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.10. If however the closing price of the Company’s share are $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 15, 2019	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer