Form 20-F
period 2019-12-31
AVRUPA MINERALS LTD.
filed 2020-06-15
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Suite 410 – 325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

NONE	NONE	NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  114,073,797 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.    Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.   Large accelerated filer ☐  Accelerated filer  ☐  Non-accelerated filer ☒ Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the exchange act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                          International Financial Reporting Standards as issued                                         Other ☐

                                                 by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒

Index to Exhibits on Page 70

Avrupa Minerals Ltd.

Form 20-F Annual Report

Table of Contents

Part I5

Item 1.  Identity of Directors, Senior Management and Advisors5

Item 2.  Offer Statistics and Expected Timetable5

Item 3.  Key Information5

Item 4.  Information on the Company12

Item 5.  Operating and Financial Review and Prospects32

Item 6.  Directors, Senior Management and Employees42

Item 7.  Major Shareholders and Related Party Transactions49

Item 8.  Financial Information51

Item 9.  Offer and Listing of Securities51

Item 10.  Additional Information54

Item 11.  Disclosures About Market Risk66

Item 12.  Description of Securities Other than Equity Securities67

Part II67

Item 13.  Defaults, Dividend Arrearages and Delinquencies67

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds67

Item 15.  Controls and Procedures67

Item 16.  Reserved68

Item 16A.  Audit Committee Financial Expert68

Item 16B.  Code of Ethics68

Item 16C.  Principal Accounting Fees and Services68

Item 16D.  Exemptions from the Listing Standards for Audit Committees69

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers69

Item 16F.  Change in Registrant’s Certifying Accountant69

Item 16G.  Corporate Governance69

Item 16H.  Mine Safety Disclosure69

Part III69

Item 17.  Financial Statements69

Item 18.  Financial Statements69

Item 19.  Exhibits70

Signature Page106

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

The selected financial data of the Company for the Years Ended December 31, 2019, 2018 and 2017, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Years Ended December 31, 2016 and 2015 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015

Total Revenues	$0	$0	$0	$0	$0
Net Loss	$2,097	$1,885	$1,906	$1,872	$1,549
Comprehensive Loss	$2,076	$1,902	$1,880	$1,900	$1,543
Loss Per Share	$0.02	$0.02	$0.02	$0.03	$0.03
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	110,257	93,795	80,788	63,766	49,642
Working Capital	($964)	($536)	$27	$484	$11
Exploration and Evaluation Assets	$168	$1,408	$1,408	$1,479	$1,479
Long-Term Debt	$10	$18	$24	$0	$0
Shareholder’s Equity (deficiency)	($729)	$1,110	$1,645	$2,230	$1,830
Total Assets	$412	$1,938	$2,130	$2,482	$2,654

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/19	$ 1.32	$ 1.36	$ 1.31	$ 1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Year Ended 12/31/15	1.29	1.40	1.17	1.38

Three Months Ended 12/31/19	$ 1.31	$ 1.36	$ 1.31	$ 1.30
Three Months Ended 9/30/19	1.32	1.33	1.31	1.32
Three Months Ended 6/30/19	1.33	1.35	1.31	1.31
Three Months Ended 3/31/19	1.32	1.36	1.31	1.34

Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29

Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33

April 2020		$ 1.42	$ 1.39	$ 1.39
March 2020		1.45	1.33	1.41
February 2020		1.34	1.32	1.34
January 2020		1.32	1.30	1.32
December 2019		1.33	1.30	1.30
November 2019		1.33	1.31	1.33

The exchange rate was $1.39 on April 30, 2020.

Statement of Capitalization and Indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non-producing mineral properties. In particular, the following risk factors apply:

The effects of a global pandemic, including the COVID-19 outbreak, may have a negative effect on the Company’s operations and financial condition

The World Health Organization declared the novel coronavirus COVID-19 as a pandemic in March 2020. This declaration has led to numerous emergency measures being instituted in many countries, including Canada and Portugal. These measures include government and business closures, stay-at-home orders, and limitations placed on work and travel. The continued outbreak of COVID-19, or any other pandemic, could materially and adversely impact the Company’s operations including mineral exploration, its joint-ventures, receipt of necessary government approvals, and regulatory compliance. It may also have a negative effect on the equity and debt markets, which may make raising additional capital more difficult or not available. The full extent of such impacts is outside the Company’s control and may have a significant negative effect on the Company’s operations and financial condition.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2019. The qualification was included as a result of the Company having no current source of revenue, incurring losses since inception, and the need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number of common shares. As of April 30, 2020, there were 114,073,797 common shares outstanding.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.  The Company currently has an interest in 5 exploration licenses in the three countries, including 3 in Portugal, 1 in Kosovo, and 1 in Germany.

The Company is currently conducting exploration on 1 property in Portugal and is working to upgrade precious and base metal targets on its other licenses to joint-venture ready status in order to attract potential partners to project-specific and/or regional exploration programs.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

As of April 30, 2020, the Company has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
Avrupa Holdings Ltd.(1)	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd. (1)	100%	Barbados	Holding
Pormining, Unipessoal Lda.	49%	Portugal	Exploration

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

The Company, through its holding in MAEPA, holds three exploration licenses in Portugal within the Portuguese portion of the Iberian Pyrite Belt in the southern portion in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•Alvalade

•Alvito*

•Mertola*

* The Company has applied to drop the Alvito and Mertola licenses, but the applications have not been processed.

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% net smelter royalty (“NSR”), payable to the government of Portugal.

In Kosovo, the Company, through its 100% holding in Innomatik, holds the Metovit exploration license. The original Kamenica license was dropped but replaced by the fully-overlapping new Metovit license. It also has a 2% NSR in the Slivovo Gold Project held by Byrnecut International Limited.

In Germany, the Company formerly held an 85% interest in the Oelsnitz Exploration License, a gold and tin exploration project located in the Free State of Saxony in Eastern Germany. Under the terms of the original Memorandum of Understanding with Beak Consultants GmbH ("Beak"), once the Company has earned an 85% interest in the property, the Company and Beak will form a joint-venture to further explore the property. The Company earned its 85% interest through meeting its minimum exploration expenditure requirement of €140,000 during 2012.  During fiscal 2020, the Company dropped this property.

Business Overview

The Company currently has interests in mineral exploration projects located in Portugal and Kosovo. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

Current Effects of COVID-19 Pandemic

The outbreak of Novel Coronavirus (“COVID-19”), which began to spread around the world from Wuhan, China in December 2019, has had a material negative effect on government and business operations globally, including in Canada, Portugal and Spain. In response to the virus and government restrictions, including stay-at-home orders and limited travel, the Company’s personnel, consultants, and advisors have been working remotely beginning in March 2020. These restrictions have resulted in delays in the preparation and audit of the Company’s 2019 financial statements and related filings, and a delay to the start of the planned 2020 exploration work on the Company’s Alvalada Project under the Earn-In Joint Venture Agreement with MATSA.

The duration of these delays and impacts on the Company’s operations are outside of the Company’s control and are uncertain and impossible to predict. The COVID-19 pandemic may also result in additional consequences which may negatively affect the Company, including uncertainty in the capital markets which may create difficulty in the Company’s ability to obtain additional financing. Continued restrictions on the Company’s ability to conduct exploration on its mineral properties and extended delays or obstacles in the Company’s ability to obtain additional financing when needed may result in the Company’s having to reduce its planned operations during 2020 and in future periods.

Mineral Properties

The Company currently has interests in 5 mineral exploration properties, including 3 properties in Portugal and 2 properties in Kosovo. All of the Company's properties are currently at the exploration stage.

South Portugal
Alvalade (Cu-Zn)
Marateca (Cu-Zn)
Mertola (Cu-Zn-Au)
Alvito (IOCG)
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

Alvalade Project

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite Belt. The project consists of one exploration license and covers approximately 115 square kilometers. The Company currently has a 100% interest in the project as it recovered the interest held by a former JV partner during 2017.

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

Massive sulfide mineralization was discovered in the second drill hole at the Sesmarias South target area, approximately 7 kilometers south of the past producing Lousal Mine. The area is covered by approximately 100 meters of cover sediment, which completely obscures the target rocks. The mineralized intercept in SES002 totals 16.85 meters.  The intercept includes a zone of massive sulfide mineralization, then underlain by a zone of semi-

massive sulfides and strong stockwork sulfide veining.  There follows a narrow shear zone, which is, in turn, underlain by a further zone of strong alteration with anomalous disseminated and stockwork sulfide mineralization.  The analytical results for the Massive and Semi-massive zones are included in the table below:

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

The Company also provided assay results for drill hole SES003 which was drilled on the Alvalade Project in 2014, but not analyzed until 2019 due to its general proximity and similar visible characteristics to drill hole SES002.  The SES003 assays were completed now in order to be added into Avrupa’s 3D model of the “2” Lens.  Hole SES002 is the Sesmarias “2” Lens discovery hole, and its assay results are also shown below.  SES003 added approximately 18 meters of dip length to the “2” Lens, as calculated in 2014.  Results from SES003 are comparable to those from SES002, as shown in the tables below.

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

MATSA Joint-Venture Agreement

In November 2019, the Company signed a definitive joint-venture agreement with Minas de Aguas Teñidas, S.A. (“MATSA”) to form an earn-in exploration and exploitation joint venture on the Alvalade property. MATSA is a private Spanish mining company which owns and operates three mines in the province of Huelva, Andalusia, Spain. MATSA also holds 1,000 km2 of exploration licenses in the Iberian Pyrite Belt. MATSA is a 50:50 joint venture company of Mubadala Investment Company, and Trafigura, an independent commodity trading and logistics house

MATSA and its wholly-owned subsidiary Emisurmin Unipessoal Ltda. (“EUL”) can earn-in to 51% of the Alvalade Project from the Company and its wholly owned subsidiary MAEPA by spending 2.4 m Euros and by paying Avrupa 400,000 Euros. MATSA can increase their interest to 85% by providing a bankable feasibility study on any one prospect and by making all required success payments to the Company’s original joint venture partner.

Pursuant to the Agreement, Pormining, Unipessoal Lda. (“Pormining”) was incorporated to hold assets and develop mineral rights (both as defined) of the Alvalade Project. EUL can earn up to an 85% interest in Pormining through the following phases:

•Phase I – First Option;

•Phase II – Second Option;

•51/49 Phase; and

•Phase III – Development and Operation

Phase I – First Option

Phase I commences on the effective date and continues until the first to occur of the first option exercise date and the termination of the first option. During Phase I, MAEPA will grant EUL the sole and exclusive right to hold an undivided 51% interest in Pormining (the first option) for at least three years from the effective date or the issue of the Experimental Exploitation License (the “EEL”) by DGEG to Pormining. EUL’s right to maintain its 51% interest is conditional upon MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 ($291,660) was received);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to MATSA following the release of the guarantee by DGEG; and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date and €1,200,000 in the next 24 months) on or before three years from the effective date or the issue of the EEL.

Funding of the first option expenditures is solely at MATSA’s discretion and MATSA may elect to terminate the first option at any time by delivering notice (the first option termination notice) to the Company. MATSA may elect to accelerate the funding of the first option expenditures in order to exercise the first option at an earlier date. If there is a shortfall in the first option expenditures, MATSA may elect to pay such amount on or before the end of the three-year period and the first option expenditures will be deemed to have been satisfied.

Upon MATSA completing all of the requirements of the first option, EUL will have unconditionally earned the 51% interest in Pormining. If the first option is terminated, MAEPA will acquire the 51% interest from EUL for a nominal value, the shares will be cancelled and MAEPA will hold a 100% interest in Pormining.

During Phase I, MAEPA will act as the operator of the mineral rights. Pormining will pay MAEPA an operator’s fee equal to €100,000 per year, paid monthly, funded by MATSA and which shall form part of the first option expenditures. In all other phases, Pormining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of EUL and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights. During Phase I, EUL will fund 100% of all maintenance payments (as defined) and approved work programs. Failure by DGEG to issue the mineral rights to Pormining within 120 days (amended to 240 days on April 30, 2020) of the date of the Agreement will result in termination of the Agreement.  MAEPA would have to refund the advance of €200,000 to MATSA.  The Company believes that the license will be granted by July 2020 and the second half of this earn-in fee will then become payable to MAEPA.

Phase II – Second Option

Phase II commences on the first option exercise date and continues until the first to occur of the second option exercise date and the termination of the second option. On the first option exercise date, the Company will grant EUL the sole and exclusive right and option to acquire an additional 34% (for an aggregate 85% interest) in

Pormining (the second option). EUL’s right to exercise the second option is conditional on MATSA satisfying the second option conditions as follows:

•Preparing, funding and delivering to Pormining a feasibility study on the mineral rights within five years of the issuance of the EEL or, provided that DGEG grants an extension to all or part of the EEL, the time period for when the second option conditions must be shall be extended to a maximum of two additional years, for a total of seven years after the issuance of the original EEL;

•Making proper application for a mining license before the end of the term of the EEL; and

•Making all progress payments to Antofogasta as set out in the Debt Cancellation Agreement dated June 12, 2017 as follows:

oUS$250,000 within 60 days after the date of a news release announcing a NI 43-101 compliant technical report having been completed and with results as defined;

oUS$500,000 within 60 days after the date of a news release announcing completion of a feasibility study with results as defined;

oUS$500,000 on the one-year anniversary of the date of the news release announcing the feasibility study noted above;

oUS$750,000 within 60 days of the commencement of commercial production;

oUS$750,000 on the one-year anniversary of commencement of commercial production;

oUS$750,000 on the second anniversary of commencement of commercial production; and

oUS$750,000 on the third anniversary of commencement of commercial production.

The satisfaction of the second option conditions is solely at MATSA’s discretion and MATSA may elect to terminate the second option at any time by delivering notice (the second option termination notice) to the Company. If the second option is terminated, EUL will be entitled to retain its 51% interest in Pormining, plus an additional 1% interest for every €735,294 of expenditures funded during Phase II and the 51/49 Phase will commence.

Upon MATSA satisfying the second option conditions, EUL automatically earns an additional 34% interest in Pormining for an aggregate interest of 85%.

During Phase II, EUL will fund 100% of all maintenance payments and approved work programs.

51/49 Phase

The 51/49 Phase commences on termination of the second option and continues until the deemed conversion of the interest of a party to a royalty. During the 51/49 Phase, Pormining will remain the operator subject to the terms of the Agreement and the shareholders’ agreement and the activities of the parties with respect to the mineral rights will be continue to be governed by the shareholder’s agreement.

If at any time after the 51/49 Phase has commenced EUL’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty, which royalty shall only be payable up to a maximum total payment of €13,000,000 after which it will no longer be applicable. Upon conversion to the royalty, EUL will have no further rights or interest in respect of the assets under the Agreement or the shareholders’ agreement except for the royalty and the termination provisions apply.

If at any time during the 51/49 Phase MAEPA’s interest is reduced to 15% as a result of dilution calculations, then its interest will be deemed to be converted to a 15% “carried interest” following which MAEPA will not be required to contribute to any further work programs and will not be subject to any further dilution until such time as a feasibility study has been prepared, at which point Phase III will have been deemed to have commenced and MAEPA will have to sell the option.

During the 51/49 Phase, the parties will fund the maintenance payments and contribute to the costs of any approved work and/or development programs in proportion to their proportionate share.

Phase III – Development and Operation

Phase III commences on the second option exercise date and continues until the deemed conversion of the interest of a party to a royalty. Within 90 days of the commencement of Phase III, the Company will transfer its 15% interest in Pormining to MATSA in consideration for €10,000,000 to be paid as follows:

•€3,000,000 upon a construction decision being made by Pormining and all permits having been received from DGEG;

•€3,000,000 upon commencement of commercial production; and

•€4,000,000 upon the first anniversary of commencement of commercial production.

During Phase III, the parties will contribute their respective pro rata share of all approved work programs and budgets.

If at any time after Phase III has commenced MAEPA’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty as described above for EUL.

In March 2020, pursuant to the Earn-in Joint Venture Agreement, MAEPA and EUL entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of Pormining into two quotas, representing 51% and 49% of the company’s share capital, and sold the 51% quota to EUL for the nominal value of €510.

The Company, MAEPA, MATSA and EUL also entered into the Pormining Lda. Shareholders’ Agreement (the “Pormining Agreement”). Pursuant to the Pormining Agreement:

•Pormining has five directors. From the effective date until the second option exercise date, three will be nominated by EUL and two by MAEPA. Thereafter, four will be nominated by EUL and one will be nominated by MAEPA. Upon the occurrence of the 51/49 Phase and thereafter, EUL is entitled to nominate three directors and MAEPA two directors. In the event of dilution of the interest of EUL or MAEPA, each will be entitled to proportional representation (as described) equal to its then interest;

•In the event that EUL and/or MAEPA wish to sell or transfer their shares in Pormining, the company has the right of first refusal to purchase all or a portion of the shares. To the extent that Pormining does not exercise its right of first refusal to all of the shares, each of EUL and/or MAEPA has a right of first refusal; and

•The Pormining Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of the company, the parties mutually agree on the termination of the Pormining Agreement or as provided for under the Earn-In Joint Venture Agreement.

The aim of the first stage of the joint venture is to delineate a deposit at Sesmarias or at any other targets within the Alvalade License with a significant drill program. Some of those other targets include the past-producing Lousal Mine, the Monte da Bela Vista stockwork zone, and at the past-producing Caveira Mine.

The initiation of the first stage of exploration by MAEPA is currently uncertain due to the COVID-19 situation in Portugal and Spain. Portugal was declared to be in a State of Emergency on March 18th which included the suspension of most government operations and private enterprises. On May 2nd, the Emergency was cancelled and a multi-phased plan to ease restrictions and reopen the country and its economy was initiated, but the timing of the full resumption of all public and private activities, and when exploration on the Alvalade project will commence, is currently unknown. However, the Company believes it is likely the mineral rights will be issued to Pormining by July 2020, and exploration will commence during the third quarter of calendar 2020.

Alvito

The Alvito IOCG (Iron Oxide Copper Gold) exploration license covers 303.1 square kilometers of prospectable land in the Ossa Morena zone of southern Portugal. The current license agreement with the Government for the Alvito license was extended to September 2019.

During 2019, the Company applied to DGEG to drop the Alvito license. As of April 30, 2020, DGEG had not yet processed the application.

Mertola

In June 2014, the Company received a new license for the Mertola project, which is located in the Pyrite belt of southern Portugal. It is east of Neves Corvo, and covers the eastern Portuguese portion of the Sao Domingos VMS target belt.

During 2019, the Company applied to DGEG to drop the Mertola license. As of April 30, 2020, DGEG had not yet processed the application.

Marateca

The Marateca property covered approximately 923.2 square kilometers and is located in south-central Portugal in the Portuguese Pyrite Belt, approximately 40 kilometers north of the Company’s Alvalade project. During 2018, the Company dropped the Marateca license and wrote-off $1,096,840 in capitalized acquisition and development costs in fiscal 2019.

Generative work

The Company is continuing prospecting for additional properties in other parts of Portugal, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas. The Company has identified several potential new areas of interest, and maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.

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

Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012. The Company currently has a 2% NSR in the project which is now held by Byrnecut International, who has an 100% interest in the project through a completed earn-in agreement.

The Company’s geologists first discovered an outcropping gossan zone, 200 meters long x 100 meters wide x 75 meters in elevation, near the village of Pester in late 2011. On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut.  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015 (spent), of which €360,000 is a firm commitment and must be spent by October 10, 2014 (spent).  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016 (completed in September 2015).  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017 (work completed in December 2016; study accepted in February 2017).

Upon the completion of the Slivovo Gold Project Study (the “Study”) in early 2017, Brynecut earned into an 85% interest in the joint venture entity of Peshter Mining J.S.C. (“Peshter Mining”) with Avrupa holding 15%.  Avrupa decided not to participate in financing further drill program at Slivovo, allowing Byrnecut to dilute Avrupa’s interest in Peshter Mining. Avrupa’s interest in Peshter Mining had since been diluted to below 10%, resulting in the Company’s interest being converted into a 2% NSR.  As of December 31, 2019, Byrnecut spent over €4.6 million in Peshter Mining.

As of December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 (2018 - $nil) to $1 as the Company continues to negotiate with the Kosovo Mining Bureau as well as Byrnecut in order to extend the life of the Slivovo license.

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

The Kamenica license has been dropped, but replaced by the fully-overlapping new Metovit application which has been approved by ICMM.  In February 2016, Byrnecut advanced €31,871 for the Company to meet 2016 legal work commitments and further advance this property. The 2016 exploration program included geological and geochemical reviews which continued at the end of 2016 and into the first month of 2017.  About 700 samples were sent to the lab, and the results have been tabulated, compiled and reviewed.  Results of the sampling indicated

geochemical anomalism along certain structures crossing the license. However, there were only a few indications of wide zones of potential mineralization. The initial period of the Metovit project expired, and the Kosovo Mining Bureau issued an extension to January 31, 2021.

The Company is currently seeking a joint-venture partner to continue work on the project.

Other Kosovo Projects

The Company has identified additional areas of interest in Kosovo and has applied with the Government for an attractive gold-silver-base metals area that has been unavailable for exploration for over 10 years. The Government has not yet processed the application.

Germany

The Company formerly had an 85% interest in an exploration license located in the Free State of Saxony, eastern Germany. This exploration license was granted through the mining bureau of the Free State of Saxony, called the Sachsisches Oberbergamt.  The Company received this license in approximately 6 months after application.

During fiscal 2020, the Company dropped this license.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.30 on December 31, 2019.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2019, 2018 and 2017.

Operating Results

Year ended December 31, 2019 vs. year ended December 31, 2018

During fiscal 2019, the Company focused on the Alvalade property. The drill program on Sesmarias Prospect was concluded and the definitive Earn-in and Joint-Venture agreement with MATSA on the project was signed.

The comprehensive loss for the year ended December 31, 2019 $2,076,885, or $(0.02) per shares, compared to a comprehensive loss of $1,901,880, or ($0.02) per share, for the year ended December 31, 2018. Mineral exploration expenses were $566,427 (Year ended December 31, 2018 - $2,276,286), which were partially offset by advances from optionees of $291,680 (2018 - $1,189,652). Excluding the non-cash depreciation of $3,496 (2018 - $Nil) and share-based payment of $9,369 (2018 - $141,124) related to the grant and vesting of stock options, the Company’s general and administrative expenses totaled $535,389 during the year ended December 31, 2019 (2018 - $614,322), a decrease of $78,933. The decrease was primarily due to lower consulting fees of $117,278 (2018 - $143,332), lower professional fees of $191,238 (2018 - $231,065), lower travel expense of $35,723 (2018 - $46,928), and decreased office and administrative fees of $19,052 (2018 - $28,686), which were all related to reduced property investigations and corporate activities. Other expenses saw only slight changes, including bank charges of $1,784 (2018 - $4,661), investor relations expense of $139,494 (2018 - $132,189), listing and filing fees of $9,062 (2018 - $8,791), rent expense of $12,286 (2018 - $9,000) and transfer agent fees of $9,472 (2018 - $9,670).

Other items included interest income of $148 (2018 - $1.181), other income of $Nil (2018 - $6,014), and foreign exchange loss of $195 (2018 – loss of $485) which declined due to more favorable exchange rates. Disposal of equipment was a gain of $6,643 (2018 – $Nil).

During 2019, the Company had a write-down of exploration and evaluation assets of $1,239,994 as the Marateca license was officially dropped, and the capitalized amounts on the Slivovo project were written-down to $1.Write-down of tax deposits was $41,200 which was related to amounts for the dropped properties. Exchange differences arising on the translation of foreign subsidiaries was a gain of $20,714 (2018 – loss of $16,548).

During the year ended December 31, 2019, the Company expensed exploration costs totaling $566,427 including $93,492 on Alvito, $398,196 on Alvalade, $28,812 on other projects in Portugal and $45,927 on other projects in Kosovo.

Year ended December 31, 2018 vs. year ended December 31, 2017

During fiscal 2018, a drill program was successfully completed on the Alvito property, and a drill program was begun on the Sesmarias Prospect located on the Alvalade license which was completed subsequent to the year-end.

The comprehensive loss for the year ended December 31, 2018 was $1,901,880, or ($0.02) per share, compared to a comprehensive loss of $1,879,521, or ($0.02) per share, for the year ended December 31, 2017. Mineral exploration expenses were $2,276,286 (Year ended December 31, 2017 - $1,742,813), which were partially offset by advances from optionees of $1,189,652 (2017 - $780,195). Excluding the non-cash depreciation of $Nil (2017 - $2,589) and share-based payment of $141,124 (2017 - $110,564) related to the grant and vesting of stock options, the Company’s general and administrative expenses totaled $614,322 during the year ended December 31, 2018 (2017 - $750,542), a decrease of $136,220. The decrease was primarily due to lower investor relations expense of $132,189 (2017 - $292,430) and travel of $46,928 (2017 - $66,882). Consulting rose to $143,332 (2017 - $124,520), while professional fees rose to $231,065 from $203,662. Other expenses saw only slight changes, including bank charges of $4,661 (2017 - $3,875), listing and filing fees of $8,791 (2017 - $10,485), office and administrative of $28,686 (2017 - $29,107), rent of $9,000 (2017 - $9,000) and transfer agent fees of $9,670 (2017 - $10,581).

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

Liquidity and Capital Resources

As at December 31, 2019, the Company had a working capital deficit of $963,773 (December 31, 2018 – working capital deficit of $536,310). With respect to working capital, the Company had cash of $58,343 (December 31, 2018 - $106,288). The decrease in cash was due to administrative expenses and exploration expenditures on the Company’s mineral properties during the year.

During the year ended December 31, 2019, the Company conducted two private placements of its common shares:

In February 2019, the Company completed the third tranche of a non-brokered private placement by issuing 2,000,000 units at a price of $0.05 per unit for gross proceeds of $100,000. Each unit consists of one common share and one non-transferable warrant, with each warrant exercisable at a price of $0.10 until February 25, 2022. If, however, the closing price of the Company’s common shares are C$0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

On December 18, 2019, the Company completed a non-brokered private placement by issuing 3,640,000 units at a price of $0.05 per unit for gross proceeds of $182,000. Each unit consisted of one common share and one-half of one non-transferable warrant, with each full warrant entitling the holder to purchase one additional common share at a price of $0.05 until December 18, 2021.

As of December 31, 2019, the Company has no outstanding commitments The Company has not pledged any of its assets as security for loans other than €12,000 ($17,500) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company believes that sufficient funding from warrants, options, JV partners and the possible sale of additional equity will allow its efforts to continue throughout 2020. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2020, exclusive of the amounts to be spent by the Company’s’ joint-venture partners, is approximately €150,000. The General and Administrative expenses for 2019 are budgeted at approximately $600,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 5

Common Share Issuances

Year Ended (1)	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2015	Private Placement	10,920,000	$ 0.10	$ 1,092,000

December 31, 2016	Private Placement	13,547,000	$ 0.10	$ 1,354,700
	Exercise of Options	200,000	0.10	20,000
	Exercise of Finders’ Options	453,000	0.10	45,300
	Exercise of Warrants	4,573,000	0.15	685,950

December 31, 2017	Private Placement	2,500,000	$ 0.09	$ 225,000
	Private Placement	10,170,000	0.10	1,017,000

December 31, 2018	Private Placement	6,875,000	$ 0.08	$ 550,000
	Private Placement	14,640,000	0.05	732,000

December 31, 2019	Private Placement	2,000,000	$0.05	$100,000
	Private Placement	3,640,000	0.05	182,000

Year Ended December 31, 2019

As at December 31, 2019, the Company’s working capital deficit was $963,773 (December 31, 2018 – working capital deficit of $536,310).

During the year, Operating Activities used cash of ($435,249), including the loss for the year of ($2,097,599). Items not involving cash include mineral exploration expenses of $10,996, share-based payments from the granting of stock options of $9,369, depreciation of $3,496, gain on the disposal of equipment of ($6,643), write-down of exploration and evaluation  assets of $1,239,994, and write-down of tax deposits of $41,200.

Changes in non-cash working capital items include a decrease in VAT receivables of $5,266; a decrease in due from optionees of $11,601; a decrease in prepaid expenses and advances of $34,674; a decrease in other receivables of $6,540; a decrease in accounts payable and accrued liabilities of ($101,528); a decrease in accounts payable owed by optionees of ($11,601); an increase in due from/to related parties of $392,145; and exchange difference arising on the translation of foreign subsidiaries was $26,841.

Investing Activities provided cash of $116,848. Net proceeds from the sale of equipment provided cash of $6,643, property deposits provided cash of $116,772, and purchase of equipment used cash of ($6,567).

Financing Activities provided cash of $270,456. Proceeds from issuance of common shares provided cash of $282,000 and share issue costs used cash of ($11,544).

Cash was $58,343 as of December 31, 2019 compared to cash of $106,288 as of December 31, 2018, a decrease of $47,945 during the year.

Year Ended December 31, 2018

As at December 31, 2018, the Company’s working capital deficit was $536,310 (December 31, 2017 – working capital of $27,102).

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

Critical Accounting Policies and Estimates

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

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2019.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda (3)	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC (3)	100%	Kosovo	Exploration
Avrupa Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Portugal Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc. (1)	100%	Barbados	Holding
Pormining, Unipessoal Lda. (2)	100%	Portugal	Exploration

(1) The companies are in the process of being wound up.

(2) On December 17, 2019, Pormining, Unipessoal Lda. (“Pormining”) was incorporated for the purpose of mining exploration and exploitation activities in Portugal. Pursuant to the company’s Bylaws, the share capital of €1,000 will be divided into two quotas with one quota representing 51% of the issued share capital to be held by Emisurmin Unipessoal Ltda. (“EUL”) and one quota representing 49% of the issued share capital to be held by MAEPA. As of December 31, 2019, 100% of the company’s shares were held by MAEPA. See Notes 5 and 16.

(3) On December 28, 2018, the ownership of Innomatik was transferred from Avrupa Kosovo Holdings Ltd. to the Company and on January 2, 2019, the ownership of MAEPA was transferred from Avrupa Portugal Holdings Ltd. to the Company.

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

Significant accounting judgments and estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

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

Significant estimates

•The estimate that 50% of the tax deposits will be recovered within one to five years.

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

Financial instruments

The following financial assets are classified as measured at amortized cost - cash, due from optionees, certain other receivables and property deposits.

The following financial liabilities are classified as measured at amortized cost – accounts payable and accrued liabilities, accounts payable owed by optionees, due to related parties and long-term loan.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.30 on December 31, 2019.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2019, the Company had a total of €12,000 ($17,500) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 30, 2020 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	64	July 8, 2010
Mark T. Brown (1)	Canada	52	January 23, 2008
Paul Dircksen (1)	United States	74	September 30, 2013
Frank Hogel (1)	Germany	47	August 3, 2016
Paul Nelles	Germany	73	April 7, 2016

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated May 13, 2019.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 30, 2020, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	64	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	45	July 8, 2010

Paul W. Kuhn joined Avrupa in July 2010 after working with Metallica Mining in Oslo, Norway since August 2008. He has more than 30 years of experience in the minerals exploration business in North America, Central Asia and Europe. He earned an A.B. Degree from Dartmouth College, US, in 1978, and an M.S. Degree from the University of Montana, US, in 1983.  Mr. Kuhn has worked in a variety of geological terrains, exploring for gold, silver, base metals, uranium, and phosphate deposits, and has spent time as a production geologist in the deep underground mines of the Coeur d`Alene Mining District, historically one of the world’s most important silver districts.  Mr. Kuhn has managed successful exploration programs in the US and Turkey, and was involved in a number of base and precious metal discoveries in Turkey, including the Taç and Çorak polymetallic deposits (presently being developed by Mediterranean Resources), the Cerattepe Cu-Au volcanogenic massive sulfide deposit (held by Inmet Mining), the Altıntepe epithermal Au deposit (being developed by Stratex International), the Diyadın Carlin-style Au deposit (developed by Newmont Mining and currently held by Koza Altin), and the Karakartal porphyry Cu-Au deposit (being developed by Anatolia Minerals).  Mr. Kuhn was also involved with the original mapping and description of the Çöpler porphyry Au deposit (presently under mine construction and development by Anatolia Minerals).

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

Mark T. Brown has been a Chartered Professional Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Azucar Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Executive Officer and a Director of Mich Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Adamera Minerals Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Orestone Mining Corp., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer of Redstar Gold Corp., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

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

Mark Brown, a director of the Company, was formerly a director of Ascent Industries Corp. (“Ascent”), a company listed on the Canadian Securities Exchange. Mr. Brown resigned as a director of Ascent on February 13, 2019. On March 1, 2019, the Supreme Court of British Columbia issued an order granting Ascent’s application for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to address near term liquidity issues.  On April 5, 2019, Ascent sold its Canadian Assets for $41.5 million, repaid all liabilities, and has excess cash on hand such that it expects to be discharged from the CCAA process.

Mark Brown, a director of the Company, was formerly a director of Sutter Gold Mining Inc. (“SGM”) until May 21, 2019.  On May 6, 2019, SGM received a cease trade order issued by the British Columbia Securities Commission for failure to file audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2018.  SGM’s listing on the TSX Venture Exchange remains suspended until SGM meets TSX Venture Exchange’s requirements and upon the revocation of the cease trade order.  On May 17, 2019, pursuant to an order of the Supreme Court of British Columbia, a receiver was appointed for SGM in order to sell all the assets of SGM and repay the lender.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 19, 2019.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2019 2018 2017	$ 163,768 253,968 265,828	$ Nil 11,505 16,880	Nil 150,000 200,000	$ 53,482 61,430 53,262	$ 217,248 326,903 335,970

Winnie Wong, CFO and Corporate Secretary (3)	2019 2018 2017	N/A N/A N/A	$ Nil 9,588 12,660	Nil 125,000 150,000	$ 198,158 228,445 218,690	$ 198,158 238,043 231,350

Mark T. Brown, Director (4)	2019 2018 2017	N/A N/A N/A	$ Nil 9,588 12,660	Nil 125,000 150,000	$ Nil Nil Nil	$ Nil 9,588 12,660

Paul Dircksen, Director	2019 2018 2017	N/A N/A N/A	$ Nil 7,670 4,220	Nil 100,000 50,000	$ Nil Nil Nil	$ Nil 7,670 4,220

Ross Stringer, Director	2019 2018 2017	N/A N/A N/A	$ Nil 7,670 4,220	Nil 100,000 50,000	$ Nil Nil Nil	$ Nil 7,670 4,220

Paul Nelles, Director	2019 2018 2017	N/A N/A N/A	$ 8,070 7,670 4,220	Nil 100,000 50,000	$ Nil Nil Nil	$ 8,070 7,670 4,220

Frank Hogel, Director	2019 2018 2017	N/A N/A N/A	$ Nil 7,670 4,220	108,000 100,000 50,000	$ 5,530 Nil Nil	$ 5,530 7,670 4,220

(1)“Other Compensation” for Paul W. Kuhn is for housing allowance.

(2)Paul W. Kuhn’s salary was paid / accrued in Euros prior to June 1, 2019 and was paid / accrued in Canadian dollar after June 1, 2019.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $198,158, $228,445, and $218,690 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2019, December 31, 2018, and December 31, 2017, respectively.

(4)Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $198,158, $228,445, and $218,690 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2019, December 31, 2018, and December 31, 2017, respectively.

No funds were set aside or accrued by the Company during fiscal 2018 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Employment Agreement

In June 2019, the Company and Paul Kuhn agreed to adjust the terms for serving as the Company’s President and CEO. Mr. Kuhn is responsible for providing technical oversight and guidance, establishing corporate goals and objectives, and setting and implementing corporate strategies. Beginning June 1, 2019, Mr. Kuhn will receive a fee of $12,500 per month and a rent allowance of €4,000 for the first four months. If the Company is substantially sold or has a change of control, Mr. Kuhn will receive a payment equal to two years of fees. Mr. Kuhn will serve in these roles until terminated in writing by either the Company or Mr. Kuhn. The Company may terminate him at any time without notice or payment in lieu thereof for cause, or at any time without cause by providing six months’ written notice or by paying him in lieu of notice. Mr. Kuhn may leave at any time by providing the Company with three months’ written notice.

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

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the Company has two non-independent directors. Paul W. Kuhn serves as CEO and President of the Company, and Paul Nelles is a non-executive director of IEK.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 19, 2019, shareholders approved the resolution to set the current Board at 6 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met one time in person during fiscal 2019. Various other matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Frank Hogel.

Staffing

The Company currently has 4 employees (2018 – 6; 2017 – 6) and 2 executive officers (2018 – 2; 2017 – 2). Of the employees, 4 are located in Portugal, including 1 manager, 1 accounting/administrator, 1 landsman, and 1 geologist.

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

Table No. 9 lists, as of April 30, 2020, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,625,000	1.41%
Common	Winnie Wong (2)	700,000	0.61%
Common	Mark T. Brown (3)	19,921,334	17.05%
Common	Paul Dircksen (4)	450,000	0.39%
Common	Frank Hogel (5)	908,000	0.79%
Common	Paul Nelles (6)	955,791	0.83%
	Total Directors/Officers	24,560,125	20.47%

(1)800,000 of these shares represent currently exercisable stock options and 100,000 represent currently exercisable share purchase warrants.

(2)600,000 of these shares represent currently exercisable stock options.

(3)17,141,334 are common shares. 9,721,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 6,350,000 of the common shares are held in Mr. Brown’s RRSP. 625,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 6,600,000 are held in Mr. Brown’s RRSP, and 545,000 held by Mr. Brown directly. 850,000 of these shares represent currently exercisable common share purchase options. 1,630,000 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd., and 300,000 are warrants held by Spartacus Management Inc.

(4)450,000 of these shares represent currently exercisable stock options.

(5)200,000 are common shares. 508,000 are currently exercisable stock options and 200,000 are currently exercisable share purchase warrants.

(6)505,791 are common shares, and 450,000 represent currently exercisable stock options

Based upon 114,073,797 common shares outstanding as of April 30, 2020, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

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

On December 31, 2019, the shareholders' list for the Company's common shares showed 62 registered shareholders, including depositories, and 114,073,797 common shares issued and outstanding. Of the total registered shareholders, 17 are resident in Canada holding 101,870,276 common shares, or 89% of the total issued and outstanding; 33 shareholders are resident in the United States holding 7,231,694 common shares, or 6% of the issued and outstanding, and 12 shareholders are resident of other nations holding 4,971,827 common shares, or 5% of the issued and outstanding.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 30, 2020 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	19,921,334	17.05%

(1)17,141,334 are common shares. 9,721,334 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 6,350,000 of the common shares are held in Mr. Brown’s RRSP. 625,000 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 6,600,000 are held in Mr. Brown’s RRSP, and 545,000 held by Mr. Brown directly. 850,000 of these shares represent currently exercisable common share purchase options. 1,630,000 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd., and 300,000 are warrants held by Spartacus Management Inc.

Based upon 114,073,797 common shares outstanding as of April 30, 2020, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2019, December 31, 2018, and December 31, 2017:

	Services	Expenses Incurred During the Year Ended December 31, 2019	Expenses Incurred During the Year Ended December 31, 2018	Expenses Incurred During the Year Ended December 31, 2017
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 198,158	$ 228,455	$ 218,690
Paul W. Kuhn	Geological, housing allowance and school payment	$ 217,248	$ 326,903	$ 335,970
Paul L. Nelles (b)	Salaries and share-based payment	$ 8,070	$ 27,620	$ 23,320
Mineralia (c)	Geological consulting	$ Nil	$ 157,536	$ 198,089
B&B Renting and Consulting (d)	Rent	$ Nil	$ Nil	$ 42,026
Adriano Barros (c, d)	Share-based payment	$ Nil	$ 5,369	$ 16,880
Mark T. Brown (e)	Short-term loan	$ 16,000	$ Nil	$ Nil
TOTAL:		$ 439,476	$ 745,883	$ 834,975

(a)Pacific Opportunity Capital Ltd., a company controlled by, Mark Brown, a director of the Company

(b)Paul L. Nelles is a director.

(c)Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)B&B Renting and Consulting is a private company partially owned by Adriano Barros, the general manager of MAEPA.

(e)Mark T. Brown is a Director of the Company. The $16,000 advance is non-interest bearing without specific terms of repayment.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2019, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value.  There were 114,073,797 common shares issued and outstanding as of December 31, 2019 and April 30, 2020.

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

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending April 30, 2020;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2020; and

•each of the last five fiscal years ended December 31, 2019.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

April 2020	$0.04	$0.03	$0.03
March 2020	$0.03	$0.02	$0.02
February 2020	$0.03	$0.02	$0.02
January 2020	$0.03	$0.01	$0.02
December 2019	$0.04	$0.03	$0.04
November 2019	$0.05	$0.04	$0.04

Three Months Ended 3/31/20	$0.03	$0.01	$0.02
Three Months Ended 12/31/19	$0.05	$0.03	$0.04
Three Months Ended 9/30/19	$0.04	$0.03	$0.03
Three Months Ended 6/30/19	$0.04	$0.02	$0.03
Three Months Ended 3/31/19	$0.07	$0.04	$0.05
Three Months Ended 12/31/18	$0.06	$0.04	$0.05
Three Months Ended 9/30/18	$0.11	$0.05	$0.06
Three Months Ended 6/30/18	$0.12	$0.07	$0.12
Three Months Ended 3/31/18	$0.09	$0.06	$0.09
Three Months Ended 12/31/17	$0.09	$0.06	$0.06
Three Months Ended 9/30/17	$0.11	$0.08	$0.08
Three Months Ended 6/30/17	$0.13	$0.09	$0.10

Year Ended 12/31/19	$0.07	$0.02	$0.04
Year Ended 12/31/18	$0.12	$0.04	$0.05
Year Ended 12/31/17	$0.14	$0.06	$0.06
Year Ended 12/31/16	$0.25	$0.08	$0.12
Year Ended 12/31/15	$0.38	$0.07	$0.11

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to April 2020	€0.25	€0.0005	€0.003

Table No. 12 lists, as of April 30, 2020, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
10,170,000	$0.15	July 12, 2020
10,000,000	$0.10	November 9, 2021*
4,640,000	$0.10	December 17, 2012*
1,820,000	$0.05	December 18, 2021
2,000,000	$0.10	February 25, 2022*
Total: 28,630,000

*These warrants contain a forced exercise price. If the closing price of the Company’s shares is $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given or the original expiry date.

Table No. 13 lists, as of April 30, 2020, finder’s options outstanding, the exercise price, and the expiration date of the finder’s options.

Table No. 13

Finder’s Options Outstanding

Number of Finder’s Options Outstanding	Exercise Price/share	Expiration Date
Nil	N/A	N/A
Total: Nil

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

During the year ended December 31, 2019, the Company conducted two private placements of its common shares. On February 25, 2019, the Company completed the third tranche of a non-brokered private placement by issuing 2,000,000 units at a price of $0.05 per unit for gross proceeds of $100,000. Each unit consists of one common share and one non-transferable warrant, with each warrant exercisable at a price of $0.10 until February 25, 2022. If, however, the closing price of the Company’s common shares are C$0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date. On December 18, 2019, the Company completed a non-brokered private placement by issuing 3,640,000 units at a price of $0.05 per unit for gross proceeds of $182,000. Each unit consisted of one common share and one-half of one non-transferable warrant, with each full warrant entitling the holder to purchase one additional common share at a price of $0.05 until December 18, 2021.

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

Shares Issued for Assets Other Than Cash

No shares have been issued for assets other than cash in the most recent five fiscal years.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of April 30, 2020, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	350,000 100,000 200,000 150,000	350,000 100,000 200,000 150,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Winnie Wong, Chief Financial Officer & Corporate Secretary	225,000 100,000 150,000 125,000	225,000 100,000 150,000 125,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Mark T. Brown, Director	275,000 300,000 150,000 125,000	275,000 300,000 150,000 125,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Paul Dircksen, Director	200,000 100,000 50,000 100,000	200,000 100,000 50,000 100,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Frank Hogel, Director	250,000 50,000 100,000 108,000	250,000 50,000 100,000 108,000	0.18 0.10 0.10 0.05	September 26, 2021 April 26, 2022 March 14, 2023 January 7, 2024

Paul Nelles, Director	200,000 100,000 50,000 100,000	200,000 100,000 50,000 100,000	$0.10 0.18 0.10 0.10	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023

Employees/Consultants	765,000 625,000 660,000 1,100,000 40,000 75,000	765,000 625,000 660,000 1,100,000 40,000 75,000	$0.10 0.18 0.10 0.10 0.10 0.05	July 15, 2020 September 26, 2021 April 26, 2022 March 14, 2023 March 26, 2023 January 7, 2024

Total Officers and Directors	4,108,000	4,108,000

Total Employees/ Consultants	2,815,000	2,815,000

Total Officers/Directors/ Employees and Consultants	6,923,000	6,923,000

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2019, 2018 and 2017 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Germany and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $6,600.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2018. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2019, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2019.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2019 Ended 12/31/2019	Fiscal 2018 Ended 12/31/2018
Audit Fees	$ 20,500	$ 18,250
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 20,500	$ 18,250

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

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated May 12, 2020.

•Consolidated Statements of Financial Position at December 31, 2019, and December 31, 2018.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

•Consolidated Statements of Cash Flows for the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2019 and December 31, 2018.

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

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019, 2018 AND 2017

AVRUPA MINERALS LTD.

Contents

Page

Auditor’s Report3

Consolidated Statements of Financial Position4

Consolidated Statements of Comprehensive Loss5

Consolidated Statements of Changes in (Deficiency) / Equity6

Consolidated Statements of Cash Flows7

Notes to the Consolidated Financial Statements8 – 36

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avrupa Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2019 and December 31, 2018 and the consolidated statements of comprehensive loss, changes in shareholders’ (deficiency) / equity and cash flows for each of the years in the three year period ended December 31, 2019, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 12, 2020

We have served as the Company’s auditor since 2008.

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31 (Presented in Canadian Dollars)
	Note	2019	2018

Assets
Current assets
Cash		$58,343	$106,288
Prepaid expenses and advances		31,334	66,008
Due from optionees	5	31,622	43,223
VAT receivables		17,042	22,308
Other receivables		29,096	35,636
		167,437	273,463
Non-current assets
Property deposits	6	17,500	134,272
Tax deposits	6	41,201	88,201
Exploration and evaluation assets	5	167,921	1,407,915
Equipment	4	17,630	34,107
		244,252	1,664,495

Total assets		$411,689	$1,937,958

Liabilities
Current liabilities
Accounts payable and accrued liabilities		524,028	628,867
Accounts payable owed by optionees		31,622	43,223
Due to related parties	8	568,597	130,652
Current portion of long-term loan	9	6,963	7,031
		1,131,210	809,773
Non-current liabilities
Long-term loan	9	9,939	18,096
		9,939	18,096
Shareholders' (deficiency) / equity
Share capital	7	9,733,139	9,582,406
Reserves	7	6,782,381	6,675,064
Deficit		(17,244,980)	(15,147,381)
		(729,460)	1,110,089

Total shareholders' (deficiency)/equity and liabilities		$411,689	$1,937,958

These consolidated financial statements are authorized for issue by the Board of Directors on May 12 2020. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31 (Presented in Canadian Dollars)
	Note	2019	2018	2017

Mineral exploration expenses
Mineral exploration expenses	5	$566,427	$2,276,286	$1,742,813
Reimbursements from optionees	5	(291,680)	(1,189,652)	(780,195)
		(274,747)	(1,086,634)	(962,618)
General administrative expenses
Bank charges		1,784	4,661	3,875
Consulting		117,278	143,332	124,520
Depreciation		3,496	-	2,589
Investor relations		139,494	132,189	292,430
Listing and filing fees		9,062	8,791	10,485
Office and administrative fees		19,052	28,686	29,107
Professional fees	8	191,238	231,065	203,662
Rent	8	12,286	9,000	9,000
Share-based payment	8	9,369	141,124	110,564
Transfer agent fees		9,472	9,670	10,581
Travel		35,723	46,928	66,882
		(548,254)	(755,446)	(863,695)
Other items
Foreign exchange gain (loss)		(195)	(485)	(11,494)
Interest income		148	1,181	2,068
Gain on disposal of equipment		6,643	-	(2,105)
Other income		-	6,014	2,837
Write-down of due from optionee		-	-	(1)
Write-down of exploration and evaluation assets	5	(1,239,994)	-	(71,289)
Write-down of tax deposits	6	(41,200)	-	-
Write-down of property deposits	6	-	(49,962)	-
		(1,274,598)	(43,252)	(79,984)

Net loss for the year		(2,097,599)	(1,885,332)	(1,906,297)
Exchange difference arising on the translation of foreign subsidiaries		20,714	(16,548)	26,776
Comprehensive loss for the year		$(2,076,885)	$(1,901,880)	$(1,879,521)
Basic and diluted loss per share	10	$(0.02)	$(0.02)	$(0.02)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIENCY) / EQUITY (Presented in Canadian Dollars)
		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' (deficiency) / equity
Balance as at December 31, 2016		74,248,797	$7,994,373	$4,282,938	$277,893	$1,037,415	$(6,898)	$5,591,348	$(11,355,752)	$2,229,969
Share issues:
Shares issued for private placement		12,670,000	850,846	391,154	-	-	-	391,154	-	1,242,000
Share issue costs		-	(58,323)	-	-	-	-	-	-	(58,323)
Share-based payment		-	-	-	-	110,564	-	110,564	-	110,564
Comprehensive loss		-	-	-	-	-	26,776	26,776	(1,906,297)	(1,879,521)

Balance as at December 31, 2017		86,918,797	8,786,896	4,674,092	277,893	1,147,979	19,878	6,119,842	(13,262,049)	1,644,689
Share issues:
Shares issued for private placement		21,515,000	851,354	430,646	-	-	-	430,646	-	1,282,000
Share issue costs		-	(55,844)	-	-	-	-	-	-	(55,844)
Share-based payment		-	-	-	-	141,124	-	141,124	-	141,124
Comprehensive loss		-	-	-	-	-	(16,548)	(16,548)	(1,885,332)	(1,901,880)

Balance as at December 31, 2018		108,433,797	9,582,406	5,104,738	277,893	1,289,103	3,330	6,675,064	(15,147,381)	1,110,089
Share issues:
Shares issued for private placement		5,640,000	204,766	77,234	-	-	-	77,234	-	282,000
Share issue costs	8	-	(54,033)	-	-	-	-	-	-	(54,033)
Share-based payment		-	-	-	-	9,369	-	9,369	-	9,369
Comprehensive loss		-	-	-	-	-	20,714	20,714	(2,097,599)	(2,076,885)

Balance as at December 31, 2019		114,073,797	$9,733,139	$5,181,972	$277,893	$1,298,472	$24,044	$6,782,381	$(17,244,980)	$(729,460)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 (Presented in Canadian Dollars)
	2019	2018	2017

Cash flows from operating activities
Net loss for the year	$(2,097,599)	$(1,885,332)	$(1,906,297)
Items not involving cash:
Depreciation	3,496	-	2,589
(Gain) loss on disposal of equipment	(6,643)	-	2,105
Mineral exploration expenses	10,996	23,796	21,520
Share-based payment	9,369	141,124	110,564
Write-down of due from optionee	-	-	1
Write-down of exploration and evaluation assets	1,239,994	-	71,289
Write-down of tax deposits	41,200	-	-
Write-down of property deposits	-	49,962	-
Changes in non-cash working capital items:
VAT receivables	5,266	14,358	6,510
Due from optionees	11,601	(14,666)	(28,557)
Prepaid expenses and advances	34,674	(24,034)	19,818
Other receivables	6,540	(93,278)	(11,121)
Accounts payable and accrued liabilities	(101,528)	486,711	82,982
Accounts payable owed by optionees	(11,601)	(45,464)	(31,124)
Due from/to related parties	392,145	39,129	(7,842)
Funds held for optionees	-	(167,910)	163,735
Exchange difference arising on the translation of foreign subsidiaries	26,841	(23,469)	24,496

Net cash (used in) operating activities	(435,249)	(1,499,073)	(1,479,332)

Cash flows from investing activities
Net proceeds from investments - available for sale	-	-	84,862
Net proceeds from sale of equipment	6,643	-	12,167
Property deposits	116,772	-	40,589
Purchase of equipment	(6,567)	(6,810)	(13,630)

Net cash provided by (used in) investing activities	116,848	(6,810)	123,988

Cash flows from financing activities
Proceeds from issuance of common shares	282,000	1,282,000	1,242,000
Share issue costs	(11,544)	(20,533)	(58,323)

Net cash provided by financing activities	270,456	1,261,467	1,183,677

Change in cash for the year	(47,945)	(244,416)	(171,667)
Cash, beginning of the year	106,288	350,704	522,371
Cash, end of the year	$58,343	$106,288	$350,704

Cash comprised of:
Cash	$58,343	$106,288	$182,794
Restricted Cash	-	-	167,910
	$58,343	$106,288	$350,704
Supplementary information:
Interest received	$148	$1,181	$2,068

Supplemental disclosure with respect to cash flows (Note 12)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2019.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES

a)Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda (3)	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC (3)	100%	Kosovo	Exploration
Avrupa Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Portugal Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc. (1)	100%	Barbados	Holding
Pormining, Unipessoal Lda. (2)	100%	Portugal	Exploration

(1) The companies are in the process of being wound up.

(2) On December 17, 2019, Pormining, Unipessoal Lda. (“Pormining”) was incorporated for the purpose of mining exploration and exploitation activities in Portugal. Pursuant to the company’s Bylaws, the share capital of €1,000 will be divided into two quotas with one quota representing 51% of the issued share capital to be held by Emisurmin Unipessoal Ltda. (“EUL”) and one quota representing 49% of the issued share capital to be held by MAEPA. As of December 31, 2019, 100% of the company’s shares were held by MAEPA. See Notes 5 and 16.

(3) On December 28, 2018, the ownership of Innomatik was transferred from Avrupa Kosovo Holdings Ltd. to the Company and on January 2, 2019, the ownership of MAEPA was transferred from Avrupa Portugal Holdings Ltd. to the Company.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

•The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and;

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)Significant accounting judgments and estimates (Continued)

•The determination that the Company will continue as a going concern for the next year.

Significant estimates

•The estimate that 50% of the tax deposits will be recovered within one to five years.

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

j)Financial instruments

The following financial assets are classified as measured at amortized cost - cash, due from optionees, certain other receivables and property deposits.

The following financial liabilities are classified as measured at amortized cost – accounts payable and accrued liabilities, accounts payable owed by optionees, due to related parties and long-term loan.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

4. EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2018	$119,629	$107,494	$22,465	$249,588
Additions during the year	178	-	-	178
Disposal during the year	-	(34,581)	-	(34,581)
Exchange adjustment	4,459	4,006	837	9,302
As at December 31, 2018	124,266	76,919	23,302	224,487
Disposal during the year	-	(32,617)	-	(32,617)
Exchange adjustment	(8,199)	(5,074)	(1,537)	(14,810)
As at December 31, 2019	$116,067	$39,228	$21,765	$177,060

Accumulated depreciation
As at January 1, 2018	$97,927	$75,440	$20,104	$193,471
Depreciation for the year	12,305	10,291	1,200	23,796
Depreciation for the year related to disposals	-	(34,581)	-	(34,581)
Exchange adjustment	3,900	3,021	773	7,694
As at December 31, 2018	114,132	54,171	22,077	190,380
Depreciation for the year	3,337	9,990	1,165	14,492
Depreciation for the year related to disposals	-	(32,617)	-	(32,617)
Exchange adjustment	(7,591)	(3,757)	(1,477)	(12,825)
As at December 31, 2019	$109,878	$27,787	$21,765	$159,430

Net book value
As at January 1, 2018	$21,702	$32,054	$2,361	$56,117
As at December 31, 2018	$10,134	$22,748	$1,225	$34,107
As at December 31, 2019	$6,189	$11,441	$-	$17,630

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

		Portugal		Kosovo		Germany	Others	Total
	Alvito	Alvalade	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2019	$ -	$ 167,920	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,407,915
Write-down of property during the year	-	-	(1,096,840)	(143,154)	-	-	-	(1,239,994)
As of December 31, 2019	$ -	$ 167,920	$ -	$ 1	$ -	$ -	$ -	$ 167,921

Mineral exploration expenses for the year ended December 31, 2019
Concession fees and taxes	$ 15,422	$ 50,003	$ 10	$ -	$ 3,564	$ -	$ -	$ 68,999
Depreciation	1,676	7,120	2,200	-	-	-	-	10,996
Drilling	-	124,262	-	-	-	-	-	124,262
Geological salaries and consulting	59,406	121,313	7,930	-	33,885	-	-	222,534
Insurance	122	3,755	3,185	-	217	-	-	7,279
Legal and accounting	19	498	-	-	243	-	-	760
Office and administrative fees	6,379	14,071	2,426	-	812	-	-	23,688
Rent	9,202	57,794	12,308	-	6,857	-	-	86,161
Site costs	1,157	13,950	730	-	285	-	-	16,122
Travel	109	5,430	23	-	64	-	-	5,626
Reimbursements from optionee	-	(291,680)	-	-	-	-	-	(291,680)
	$ 93,492	$ 106,516	$ 28,812	$ -	$ 45,927	$ -	$ -	$ 274,747
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	147,900	361,864	545,708	9,998	206,975	4	-	1,272,449
Depreciation	7,191	17,178	91,531	-	-	-	-	115,900
Drilling	472,513	610,197	-	1,180,217	-	-	-	2,262,927
Geological salaries and consulting	1,624,824	6,508,740	4,692,323	119,801	711,908	12,359	-	13,669,955
Geology work	-	-	32,377	891,582	402,515	223,619	140,906	1,690,999
Insurance	5,683	24,173	46,429	14,604	15,007	-	-	105,896
Legal and accounting	177	1,020	1,067	58,158	13,958	-	-	74,380
Office and administrative fees	43,699	249,536	236,040	80,149	101,180	5,255	63,191	779,050
Rent	188,804	550,185	408,092	28,694	88,221	-	20,560	1,284,556
Report	-	-	-	24,232	-	-	-	24,232
Site costs	71,452	192,664	172,925	185,074	194,582	-	8,865	825,562
Travel	75,625	237,131	171,652	60,107	22,478	-	15,326	582,319
Trenching and road work	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(2,149,344)	(7,693,840)	(2,741,482)	(2,834,986)	(45,158)	-	-	(15,464,810)
	$ 488,524	$ 1,058,848	$ 3,656,662	$ 149,944	$ 1,777,602	$ 252,083	$ 248,848	$ 7,632,511

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

•Alvalade

•Alvito

•Mertola

•Marateca (dropped)

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

In June 2017, the Company recovered 100% ownership of the Alvalade project by forgiving certain debts, assuming a deposit on the project and making future payments to its initial partner upon meeting certain milestones.

On December 7, 2017, the Company signed an exclusivity agreement with a subsidiary of an international mining company, allowing it a right to negotiate the acquisition of an interest in the Alvalade property for a non-refundable payment of €25,000.  Such amount was received in December 2017 and was used to offset the expenditures incurred in fiscal 2018.

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“MATSA”) and its wholly-owned subsidiary EUL (collectively “MATSA”) entered into an Earn-In Joint Venture Agreement (the “Agreement”) in respect of the Alvalade project. Pursuant to the Agreement, Pormining was incorporated to hold assets and develop mineral rights (both as defined) and EUL can earn up to an 85% interest in Pormining. The earning of this interest, subsequent arrangements that may be entered into to explore the assets and, if warranted, the development of one or more projects are referred to as the “Transaction”. The effective date of the Transaction is the date that Pormining receives the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction is comprised of the following phases:

•Phase I – First Option;

•Phase II – Second Option;

•51/49 Phase; and

•Phase III – Development and Operation

Phase I – First Option

Phase I commences on the effective date and continues until the first to occur of the first option exercise date and the termination of the first option. During Phase I, MAEPA will grant EUL the sole and exclusive right to hold an undivided 51% interest in Pormining (the first option) for at least three years from the effective date or the issue of the Experimental Exploitation License (the “EEL”) by DGEG to Pormining. EUL’s right to maintain its 51% interest is conditional upon MATSA:

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

•Paying €400,000 to the Company on or before the effective date (€200,000 ($291,680) was received);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to MATSA following the release of the guarantee by DGEG; and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date and €1,200,000 in the next 24 months) on or before three years from the effective date or the issue of the EEL.

Funding of the first option expenditures is solely at MATSA’s discretion and MATSA may elect to terminate the first option at any time by delivering notice (the first option termination notice) to the Company. MATSA may elect to accelerate the funding of the first option expenditures in order to exercise the first option at an earlier date. If there is a shortfall in the first option expenditures, MATSA may elect to pay such amount on or before the end of the three-year period and the first option expenditures will be deemed to have been satisfied.

Upon MATSA completing all of the requirements of the first option, EUL will have unconditionally earned the 51% interest in Pormining. If the first option is terminated, MAEPA will acquire the 51% interest from EUL for a nominal value, the shares will be cancelled and MAEPA will hold a 100% interest in Pormining.

During Phase I, MAEPA will act as the operator of the mineral rights. Pormining will pay MAEPA an operator’s fee equal to €100,000 per year, paid monthly, funded by MATSA and which shall form part of the first option expenditures. In all other phases, Pormining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of EUL and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

During Phase I, EUL will fund 100% of all maintenance payments (as defined) and approved work programs.

Failure by DGEG to issue the mineral rights to Pormining within 120 days (amended to 240 days on April 30, 2020) of the date of the Agreement will result in termination of the Agreement.

See Notes 3 a) and 16.

Phase II – Second Option

Phase II commences on the first option exercise date and continues until the first to occur of the second option exercise date and the termination of the second option. On the first option exercise date, the Company will grant EUL the sole and exclusive right and option to acquire an additional 34% (for an aggregate 85% interest) in Pormining (the second option). EUL’s right to exercise the second option is conditional on MATSA satisfying the second option conditions as follows:

•Preparing, funding and delivering to Pormining a feasibility study on the mineral rights within five years of the issuance of the EEL or, provided that DGEG grants an extension to all or part of the EEL, the time period for when the second option conditions must be shall be extended to a maximum of two additional years, for a total of seven years after the issuance of the original EEL;

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

•Making proper application for a mining license before the end of the term of the EEL; and

•Making all progress payments to Antofogasta as set out in the Debt Cancellation Agreement dated June 12, 2017 as follows:

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

oUS$250,000 within 60 days after the date of a news release announcing a NI 43-101 compliant technical report having been completed and with results as defined;

oUS$500,000 within 60 days after the date of a news release announcing completion of a feasibility study with results as defined;

oUS$500,000 on the one-year anniversary of the date of the news release announcing the feasibility study noted above;

oUS$750,000 within 60 days of the commencement of commercial production;

oUS$750,000 on the one-year anniversary of commencement of commercial production;

oUS$750,000 on the second anniversary of commencement of commercial production; and

oUS$750,000 on the third anniversary of commencement of commercial production.

The satisfaction of the second option conditions is solely at MATSA’s discretion and MATSA may elect to terminate the second option at any time by delivering notice (the second option termination notice) to the Company. If the second option is terminated, EUL will be entitled to retain its 51% interest in Pormining, plus an additional 1% interest for every €735,294 of expenditures funded during Phase II and the 51/49 Phase will commence.

Upon MATSA satisfying the second option conditions, EUL automatically earns an additional 34% interest in Pormining for an aggregate interest of 85%.

During Phase II, EUL will fund 100% of all maintenance payments and approved work programs.

51/49 Phase

The 51/49 Phase commences on termination of the second option and continues until the deemed conversion of the interest of a party to a royalty. During the 51/49 Phase, Pormining will remain the operator subject to the terms of the Agreement and the shareholders’ agreement and the activities of the parties with respect to the mineral rights will be continue to be governed by the shareholder’s agreement.

If at any time after the 51/49 Phase has commenced EUL’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty, which royalty shall only be payable up to a maximum total payment of €13,000,000 after which it will no longer be applicable. Upon conversion to the royalty, EUL will have no further rights or interest in respect of the assets under the Agreement or the shareholders’ agreement except for the royalty and the termination provisions apply.

If at any time during the 51/49 Phase MAEPA’s interest is reduced to 15% as a result of dilution calculations, then its interest will be deemed to be converted to a 15% “carried interest” following which MAEPA will not be required to contribute to any further work programs and will not be subject to any further dilution until such time as a feasibility study has been prepared, at which point Phase III will have been deemed to have commenced and MAEPA will have to sell the option.

During the 51/49 Phase, the parties will fund the maintenance payments and contribute to the costs of any approved work and/or development programs in proportion to their proportionate share.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase III – Development and Operation

Phase III commences on the second option exercise date and continues until the deemed conversion of the interest of a party to a royalty. Within 90 days of the commencement of Phase III, the Company will transfer its 15% interest in Pormining to MATSA in consideration for €10,000,000 to be paid as follows:

•€3,000,000 upon a construction decision being made by Pormining and all permits having been received from DGEG;

•€3,000,000 upon commencement of commercial production; and

•€4,000,000 upon the first anniversary of commencement of commercial production.

During Phase III, the parties will contribute their respective pro rata share of all approved work programs and budgets.

If at any time after Phase III has commenced MAEPA’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty as described above for EUL.

Alvito:

Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) has a 1.5% NSR royalty on the Alvito property.

On April 5, 2017, the Company signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”), a wholly-owned subsidiary of OZ Minerals Limited (“OZM”), to explore on the Alvito iron oxide, copper-gold (“IOCG”) project located in southern Portugal. On October 5, 2018, OZE terminated the agreement and returned 100% ownership to the Company. Since inception of the agreement and to the termination, OZE had forwarded a total of $1,734,369 (€1,136,000) for the Alvito property.

Others including Marateca, Mertola and Covas:

On December 7, 2017, the Company signed an exclusivity agreement with a subsidiary of an international mining company, allowing it a right to negotiate the acquisition of an interest in the Marateca property and the Mertola property for non-refundable payments of €25,000 each. During fiscal 2019, the Company dropped Marateca property and write off $1,096,840.

During fiscal 2019, the Company had applied to DGEG to drop the Alvito and Mertola licenses and as of December 31, 2019, DGEG had not processed such requests.

During fiscal 2018, the Company let the Covas license lapse after Blackheath Resources Inc. (“Blackheath”) terminated the earn-in agreement in March 2018.  As part of the termination, the Company incurred an additional amount of $31,622 (€21,684) as of December 31, 2019 which will be reimbursed by Blackheath.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Slivovo license:

Byrnecut International Limited (“Byrnecut”) has earned an 85% interest in the Slivovo property after forwarding $2,834,986 (€2,000,000) for the Slivovo property to the Company and completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company had set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the Slivovo license into Peshter Mining with Byrnecut being the operator. Avrupa’s interest in Peshter Mining had since been diluted to below 10%, resulting in the Company’s interest in Peshter Mining being converted into a 2% Net Smelter Return. As of December 31, 2019, Byrnecut spent over €4.6 million in Peshter Mining.

As of December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 (2018 - $nil) to $1 as the Company continues to negotiate with the Kosovo Mining Bureau as well as Byrnecut in order to extend the life of this license.

Germany

The Company has earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (“Beak”) by spending €140,000.  There is no royalty attached to the property. The Company is working with Beak to set up a joint-venture entity. As of December 31, 2019, the Company had spent $252,083 (€192,576) on the Oelsnitz property.

	December 31, 2019	December 31, 2018

Due from optionees
Covas - Blackheath	$ 31,622	$ 33,855
Alvito - OZE	-	9,368
	$ 31,622	$ 43,223

6. PROPERTY DEPOSITS / TAX DEPOSITS

Property deposits:

As of December 31, 2019, the Company had a total of $17,500 (€12,000) (December 31, 2018: $134,272 (€86,000)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

6. PROPERTY DEPOSITS / TAX DEPOSITS (Continued)

Property deposits: (Continued)

During the year ended December 31, 2018, the Company determined that the required work obligations for the Covas, Marateca, Mertola and two minor properties either had not, or would not, be completed. Accordingly, $167,059 (€107,000), in cash pledged for these exploration licenses was written off. In addition, the property deposit of $117,097 (€75,000) pledged by the former optionee of the Alvalade property was assigned to the Company. As a result of these transactions, property deposits were written down by a net amount of $49,962 (€32,000).

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The Vat portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimates that the judicial review process will take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each is 50%. As a result, tax deposits were written down by $41,200 (€28,252).

7. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2019, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)Share issuances:

i.On April 20, 2017, the Company completed a non-brokered private placement by issuing 2,500,000 common shares at a price of $0.09 per share for gross proceeds of $225,000. In connection with the financing, a total of $11,975 share issue costs were incurred.

ii.On July 12, 2017, the Company completed a non-brokered private placement by issuing 10,170,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,017,000. Each Unit consists of one common share and one non-transferrable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.15. The warrants were ascribed a value of $391,154.

In connection with the financing, a total of $46,348 share issue costs were incurred.

iii.On March 26, 2018, the Company completed a non-brokered private placement by issuing 6,875,000 units (“Unit”) at a price of $0.08 per Unit for gross proceeds of $550,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 2-year period at a price of $0.12.  The warrants were ascribed a value of $172,137.

In connection with the financing, a total of $19,019 share issue costs were incurred.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(b)Share issuances: (Continued)

i.On November 9, 2018, the Company closed the first tranche of a non-brokered private placement by issuing 10,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $500,000, and on December 17, 2018 closed the second tranche of $232,000 by issuing 4,640,000 units at a price of $0.05 per Unit. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 until November 9, 2021 for the first tranche and until December 17, 2021 for the second tranche.  The warrants were ascribed a value of $179,897 and $78,612 respectively. If however the closing price of the Company’s shares are $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

In connection with the financing, a total of $36,825 share issue costs were incurred.

ii.On February 25, 2019, the Company completed the third tranche of a non-brokered private placement by issuing 2,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $100,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.10. The warrants were ascribed a value of $35,234. If however the closing price of the Company’s shares are $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

In connection with the financing, a total of $29,673 share issue costs were incurred.

iii.On December 18, 2019, the Company completed a non-brokered private placement by issuing 3,640,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $182,000. Each Unit consists of one common share and one half of one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.05 until December 18, 2021. The warrants were ascribed a value of $42,000.

In connection with the financing, a total of $24,360 share issue costs were incurred.

(c)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2019 are summarized as follows:

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan: (Continued)

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2018	Granted	Exercised	cancelled	2019
March 3, 2019	$0.165	200,000	-	-	(200,000)	-
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
Tuesday, April 26, 2022	$0.10	1,310,000	-	-	-	1,310,000
Tuesday, March 14, 2023	$0.10	1,800,000	-	-	-	1,800,000
Sunday, March 26, 2023	$0.10	40,000	-	-	-	40,000
Sunday, January 07, 2024	$0.05	-	183,000	-	-	183,000
Options outstanding		6,940,000	183,000	-	(200,000)	6,923,000
Options exercisable		6,940,000	183,000	-	(200,000)	6,923,000
Weighted average exercise price		$0.12	$0.05	$Nil	$0.165	$0.12

As of December 31, 2019, the weighted average contractual remaining life is 1.95 years (December 31, 2018 – 2.81 years).

Stock option transactions and the number of stock options for the year ended December 31, 2018 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2017	Granted	Exercised	cancelled	2018
October 16, 2018	$0.10	1,145,000	-	-	(1,145,000)	-
March 3, 2019 *	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
Tuesday, April 26, 2022	$0.10	1,310,000	-	-	-	1,310,000
Tuesday, March 14, 2023	$0.10	-	1,800,000	-	-	1,800,000
Sunday, March 26, 2023	$0.10	-	40,000	-	-	40,000
Options outstanding		6,245,000	1,840,000	-	(1,145,000)	6,940,000
Options exercisable		6,245,000	1,840,000	-	(1,145,000)	6,940,000
Weighted average exercise price		$0.12	$0.10	$Nil	$0.10	$0.12

Stock options transactions and the number of stock options for the year ended December 31, 2017 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2016	Granted	Exercised	cancelled	2017
January 27, 2017	$0.30	100,000	-	-	(100,000)	-
April 10, 2017	$0.30	720,000	-	-	(720,000)	-
July 15, 2017	$0.10	300,000	-	-	(300,000)	-
October 16, 2018	$0.10	1,145,000	-	-	-	1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
Tuesday, April 26, 2022	$0.10	-	1,310,000	-	-	1,310,000
Options outstanding		6,055,000	1,310,000	-	(1,120,000)	6,245,000
Options exercisable		6,055,000	1,310,000	-	(1,120,000)	6,245,000
Weighted average exercise price		$0.15	$0.10	$Nil	$0.25	$0.12

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2019, 2018 and 2017 were:

	2019	2018	2017
Risk-free interest rate	1.33%	1.25%	1.21%
Expected life	5 years	5 years	5 years
Expected volatility	123.92%	130.43%	141.88%
Expected dividend yield	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2019 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
July 4, 2019	$0.10	411,250	-	-	(411,250)	-
Outstanding		411,250	-	-	(411,250)	-
Weighted average exercise price		$0.10	$Nil	$Nil	$0.10	$Nil

As of December 31, 2019, the weighted average contractual remaining life is Nil years (December 31, 2018 – 0.51 years).

The continuity of finder’s options for the year ended December 31, 2018 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
July 14, 2018	$0.10	99,000	-	-	(99,000)	-
July 4, 2019(1)	$0.10	411,250	-	-	-	411,250
Outstanding		510,250	-	-	(99,000)	411,250
Weighted average exercise price		$0.10	$Nil	$Nil	$0.10	$0.10

The continuity of finder’s options for the year ended December 31, 2017 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
August 22, 2017	$0.25	152,600	-	-	(152,600)	-
July 14, 2018	$0.10	99,000	-	-	-	99,000
July 4, 2019	$0.10	411,250	-	-	-	411,250
Outstanding		662,850	-	-	(152,600)	510,250
Weighted average exercise price		$0.13	$Nil	$Nil	$0.25	$0.10

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(d)Finder’s Options: (Continued)

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2019, 2018 and 2017 were:

	2019	2018	2017
Risk-free interest rate	Nil	Nil	Nil
Expected life	Nil	Nil	Nil
Expected volatility	Nil	Nil	Nil
Expected dividend yield	Nil	Nil	Nil

(e)Warrants:

The continuity of warrants for the year ended December 31, 2019 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
July 4, 2019	$0.15	13,547,000	-	-	(13,547,000)	-
March 26, 2020 *	$0.12	6,875,000	-	-	-	6,875,000
July 12, 2020	$0.15	10,170,000	-	-	-	10,170,000
November 9, 2021 (1)	$0.10	10,000,000	-	-	-	10,000,000
December 17, 2021 (1)	$0.10	4,640,000	-	-	-	4,640,000
February 25, 2022 (1)	$0.10	-	2,000,000	-	-	2,000,000
December 18, 2021	$0.05	-	1,820,000	-	-	1,820,000
Outstanding		45,232,000	3,820,000	-	(13,547,000)	35,505,000
Weighted average exercise price		$0.13	$0.08	$Nil	$0.15	$0.12

*Subsequently, these warrants expired unexercised.

(1)These warrants have a forced exercise price. If the closing price of the Company’s shares is $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

As of December 31, 2019, the weighted average contractual life is 1.20 years (December 31, 2018 – 1.62 years).

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(e)Warrants: (Continued)

The continuity of warrants for the year ended December 31, 2017 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
March 28, 2017	$0.40	4,000,000	-	-	(4,000,000)	-
August 22, 2017	$0.40	4,400,000	-	-	(4,400,000)	-
October 4, 2017	$0.25	7,990,000	-	-	(7,990,000)	-
July 14, 2018	$0.15	10,920,000	-	-	-	10,920,000
July 4, 2019	$0.15	13,547,000	-	-	-	13,547,000
July 12, 2020	$0.15	-	10,170,000	-	-	10,170,000
Outstanding		40,857,000	10,170,000	-	(16,390,000)	34,637,000
Weighted average exercise price		$0.22	$0.15	$Nil	$0.33	$0.15

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2019, 2018 and 2017 were:

	2019	2018	2017
Risk-free interest rate	1.55%	1.14%	0.71%
Expected life	2.52 years	2.68 years	3 years
Expected volatility	118.63%	108.87%	116.49%
Expected dividend yield	Nil	Nil	Nil

8. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2019

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (g) Chief Executive Officer, Director	$ 163,766	$ Nil	$ Nil	$ Nil	$ 53,482	$ Nil	$ 217,248
Paul L. Nelles (c) Director	$ 8,070	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 8,070
Frank Hogel Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 5,530	$ 5,530

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

For the year ended December 31, 2018

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (g) Chief Executive Officer, Director	$ 253,968	$ Nil	$ Nil	$ Nil	$ 61,430	$11,505	$ 326,903
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$9,588	$ 9,588
Paul L. Nelles (c) Director	$ 19,950	$ Nil	$ Nil	$ Nil	$ Nil	$7,670	$ 27,620
Frank Hogel Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$7,670	$ 7,670
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$9,588	$ 9,588
Paul Dircksen Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$7,670	$ 7,670
Ross Stringer Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$7,670	$ 7,670
Adriano Barros (d)	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$5,369	$ 5,369

For the year ended December 31, 2017

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (g) Chief Executive Officer, Director	$ 265,828	$ Nil	$ Nil	$ Nil	$ 53,262	$ 16,880	$ 335,970
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,660	$ 12,660
Paul L. Nelles (c) Director	$ 19,100	$ Nil	$ Nil	$ Nil	$ Nil	$ 4,220	$ 23,320
Frank Hogel Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 4,220	$ 4,220
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,660	$ 12,660
Paul Dircksen Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 4,220	$ 4,220
Ross Stringer Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 4,220	$ 4,220
Adriano Barros (d)	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 16,880	$ 16,880

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party liabilities

Years ended
	Services / Advances	December 31, 2019	December 31, 2018	December 31, 2017	As at	As at
					December 31, 2019	December 31, 2018
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services	$ 198,158	$ 228,455	$ 218,690	$319,029(b)	$ 62,754
Paul W. Kuhn (g)	Consulting, salaries, housing allowance and share-based payment	$ 217,248	$ 326,903	$ 335,970	$ 203,519	$ 33,523
Mark T. Brown (f)	Short-term loan	$ 16,000	$ Nil	$ Nil	$ 16,518	$ Nil
Paul L. Nelles (c)	Salaries and share-based payment	$ 8,070	$ 27,620	$ 23,320	$ 14,583	$ Nil
Mineralia (d)	Consulting	$ Nil	$ 157,536	$ 198,089	$ 14,948	$ 34,375
B&B Renting and Consulting Lda. (e)	Rent	$ Nil	$ Nil	$ 42,026	$ Nil	$ Nil
Adriano Barros (d)	Share-based payment	$ Nil	$ 5,369	$ 16,880	$ Nil	$ Nil
TOTAL:		$ 439,476	$ 745,883	$ 834,975	$ 568,597	$ 130,652

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)Includes a $51,325 advance, that is non-interest bearing without specific terms of repayment.

(c)Paul L. Nelles is a director of Innomatik.

(d)Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(e)B&B Renting and Consulting Lda., a private company partially owned by Adriano Barros, the general manager of MAEPA.

(f)Mark T. Brown is a director of the Company. The $16,000 advance is non-interest bearing without specific terms of repayment.

(g)On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

•The contractor will receive a fee of $12,500 per month and a rent allowance of €4,000 for the first four months;

•If the Company is substantially sold or has a change of control (as defined), the contractor will receive a payment equal to two years of fees; and

•The contract remains effective until terminated in writing by either the Company or the contractor. The Company may terminate the contract at any time without notice or payment in lieu thereof for cause or at any time without cause by providing six months’ written notice or by paying the contractor in lieu of notice. The contractor may terminate the contract at any time by providing the Company with three months’ written notice.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

9.LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totalling $18,249 (€12,514) as of December 31, 2019, including interest calculated at 5.635%, and maturing on April 5, 2022.

	December 31, 2019		December 31, 2018

Long-term loan	$ 16,902	€ 11,590	$ 25,127	€ 16,094
Less: current portion of long-term loan	6,963	4,774	7,031	4,503
	$ 9,939	€ 6,816	$ 18,096	€ 11,591

Payment schedule of long-term loan
Year 1	$ 7,821	€ 5,363	$ 8,373	€ 5,363
Year 2	7,821	5,363	8,373	5,363
Year 3	2,607	1,788	8,373	5,363
Year 4	-	-	2,792	1,788
	18,249	12,514	27,911	17,877
Less: imputed interest	1,224	839	2,596	1,663
Other fees	123	84	188	120
	$ 16,902	€ 11,591	$ 25,127	€ 16,094

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2019 was based on the loss attributable to common shareholders of $2,097,599 (2018 – $1,885,332; 2017 - $1,906,297) and a weighted average number of common shares outstanding of 110,256,592 (2018 – 93,795,401; 2017 – 80,787,810).

Diluted loss per share did not include the effect of 6,923,000 share purchase options and 35,505,000 warrants outstanding at year end (2018 – 6,940,000 share purchase options, 411,250 finder’s options and 45,232,000 warrants; 2017 – 6,245,000 share purchase options, 510,250 finder’s options and 34,637,000 warrants) as they are anti-dilutive.

11. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, other receivables, due from optionees, property deposits, accounts payables and accrued liabilities, accounts payable owed by optionees, due to related parties and loans and other borrowings approximate their carrying values because of the short-term nature of these instruments.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2019, the Company had cash of $58,343 (December 31, 2018 - $106,288), VAT receivables of $17,042 (December 31, 2018 - $22,308) and other receivables of $29,096 (December 31, 2018 - $35,636) to settle current liabilities, net of funds held for optionees and accounts payable owed by optionees, of $1,099,588 (December 31, 2018 - $766,550).

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

(e)Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary liabilities of $339,300 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $6,600.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

The following table sets forth the Company’s financial assets classified as subsequently measured at amortized cost as at December 31, 2019 and 2018.

As at December 31, 2019	Level 1	Level 2	Level 3	Total
Assets:
Cash	$58,343	$-	$-	$58,343
Due from optionees	31,622	-	-	31,622
Other receivables	29,096	-	-	29,096
Property deposits	17,500	-	-	17,500
	$136,561	$-	$-	$136,561

As at December 31, 2018	Level 1	Level 2	Level 3	Total
Assets:
Cash	$106,288	$-	$-	$106,288
Due from optionees	43,223	-	$-	43,223
Other receivables	35,636	-	$-	35,636
Property deposits	134,272	-	$-	134,272
	$319,419	$-	$-	$319,419

The financial liabilities are classified as subsequently measured at amortized cost (See Note 3 j).

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2019, 2018 and 2017 were as follows:

•$10,996 (2018 - $23,796; 2017 - $21,520) in mineral exploration expenses was related to depreciation;

•$Nil (2018 - $Nil; 2017 - $40,490) in equipment was purchased and financed with a long term loan. See Note 9.

•As at December 31, 2019, a total of $Nil (2018 - $3,311; 2017 - $Nil) in share issue costs were included in accounts payable and accrued liabilities and $77,800 (2018 - $32,000; 2017 - $Nil) were included in due to related parties.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

13. MANAGEMENT OF CAPITAL RISK (Continued)

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

14. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2019	2018	2017

Net loss	$ (2,097,599)	$ (1,885,332)	$ (1,906,297)

Expected income tax recovery	$ (566,352)	$ (509,040)	$ (495,637)
Effect of foreign tax rate	46,724	145,825	110,748
Non-deductible items	112,279	38,513	76,169
Deductible items	(15,196)	(15,911)	(14,580)
Unrecognized benefit of non-capital losses	422,545	340,613	323,301
	$ -	$ -	$ -

The significant components of the Company’s deferred income tax assets are as follows:

	2019	2018

Deferred income tax assets
Non-capital loss carryforwards	$ 1,854,696	$ 1,660,778
Share issue costs	31,166	31,773
	1,885,862	1,692,551
Valuation allowance	(1,885,862)	(1,692,551)
Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $6,868,500 in Canada (2018 - $6,150,500). These losses, if not utilized, will expire through to 2039.  Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	854,000
2018	2038	657,000
2019	2039	718,000
		$ 6,868,500

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2019	December 31, 2018
Non-current assets
Portugal	$ 244,251	$ 1,433,139
Kosovo	1	143,155
	$ 244,252	$ 1,576,294

	Years ended
	December 31, 2019	December 31, 2018
Mineral exploration expenses
Portugal	$ 520,500	$ 2,165,880
Kosovo	45,927	89,808
Others	-	20,598
	$ 566,427	$ 2,276,286

16. EVENTS AFTER THE REPORTING PERIOD

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

On March 27, 2020, MAEPA and EUL entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of Pormining into two quotas, representing 51% and 49% of the company’s share capital, and sold the 51% quota to EUL for the nominal value of €510. See Notes 3 a) and 5.

On March 27, 2020, the Company, MAEPA, MATSA and EUL entered into the Pormining Lda. Shareholders’ Agreement (the “Agreement”). Pursuant to the Agreement:

•The company has five directors. From the effective date until the second option exercise date, three will be nominated by EUL and two by MAEPA. Thereafter, four will be nominated by EUL and one will be nominated by MAEPA. Upon the occurrence of the 51/49 Phase and thereafter, EUL is entitled to nominate three directors and MAEPA two directors. In the event of dilution of the interest of EUL or MAEPA, each will be entitled to proportional representation (as described) equal to its then interest;

•In the event that EUL and/or MAEPA wish to sell or transfer their shares in Pormining, the company has the right of first refusal to purchase all or a portion of the shares. To the extent that Pormining does not exercise its right of first refusal to all of the shares, each of EUL and/or MAEPA has a right of first refusal; and

•The Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of the company, the parties mutually agree on the termination of the Agreement or as provided for under the Earn-In Joint Venture Agreement.

See Notes 3 a) and 5.

17. COMPARATIVE AMOUNTS

Certain of the prior year’s amounts have been reclassified to conform with the current year’s presentation.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Presented in Canadian Dollars)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: June 15, 2020	Signed: /s/ Winnie Wong
Winnie Wong, Chief Financial Officer