Form 20-F
period 2020-12-31
AVRUPA MINERALS LTD.
filed 2021-06-01
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  32,738,087 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.    Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated fi ler, or an emerging growth company. See definition of “large accelerated fi ler,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒

Index to Exhibits on Page 69

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

Item 8.  Financial Information50

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

Item 19.  Exhibits69

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

The selected financial data of the Company for the Years Ended December 31, 2020, 2019 and 2018, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Years Ended December 31, 2017 and 2016 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. All per share amounts have been adjusted for the 1 for 4 share consolidation effective December 21, 2020.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Total Revenues	$0	$0	$0	$0	$0
Net Loss	$139	$2,097	$1,885	$1,906	$1,872
Comprehensive Loss	$156	$2,076	$1,902	$1,880	$1,900
Loss Per Share	$0.00	$0.08	$0.08	$0.08	$0.12
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	29,314	27,564	23,449	20,197	15,942
Working Capital (deficiency)	($614)	($964)	($448)	$27	$484
Exploration and Evaluation Assets	$168	$168	$1,408	$1,408	$1,479
Long-Term Debt	$3	$10	$18	$24	$0
Shareholder’s Equity (deficiency)	($400)	($729)	$1,110	$1,645	$2,230
Total Assets	$588	$412	$1,938	$2,130	$2,482

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/20	$ 1.34	$ 1.45	$ 1.27	$ 1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17

Three Months Ended 3/31/21	$ 1.27	$ 1.28	$ 1.24	$ 1.26
Three Months Ended 12/31/20	1.30	1.34	1.27	1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36

Three Months Ended 3/31/20	$ 1.36	$ 1.45	$ 1.30	$ 1.41
Three Months Ended 12/31/19	1.30	1.33	1.30	1.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.33	1.35	1.30	1.31

Three Months Ended 3/31/19	$ 1.32	$ 1.36	$ 1.31	$ 1.34
Three Months Ended 12/31/18	1.33	1.37	1.32	1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31

March 2021		$ 1.27	$ 1.24	$ 1.26
February 2021		1.28	1.25	1.27
January 2021		1.28	1.26	1.28
December 2020		1.30	1.27	1.28
November 2020		1.33	1.30	1.30
October 2020		1.34	1.31	1.33

The exchange rate was $1.23 on April 30, 2021.

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

The effects of a global pandemic, including the COVID-19 outbreak, may have a negative effect on the Company’s operations and financial condition

The World Health Organization declared the novel coronavirus COVID-19 as a pandemic in March 2020. This declaration has led to numerous emergency measures being instituted in many countries, including Canada, Spain and Portugal. These measures include government and business closures, stay-at-home orders, and limitations placed on work and travel. The continued outbreak of COVID-19, or any other pandemic, could materially and adversely impact the Company’s operations including mineral exploration, its joint-ventures, receipt of necessary government approvals, and regulatory compliance. It may also have a negative effect on the equity and debt markets, which may make raising additional capital more difficult or not available. The full extent of such impacts is outside the Company’s control and may have a significant negative effect on the Company’s operations and financial condition.

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

The Company's mineral exploration activities are subject to substantial government regulatory requirements

The mineral projects in which the Company has an interest are located in Portugal and Kosovo.  The process for acquiring an interest in mineral concessions in these three countries is different from procedures for acquiring mining claims in Canada or the United States and involves certain risks not applicable in those jurisdictions.

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

Mineral exploration and mining activities in Portugal and Kosovo may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2020. The qualification was included as a result of the Company having no current source of revenue, incurring losses since inception, and the need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number of common shares. As of April 30, 2021, there were 32,738,087 common shares outstanding after adjustment for the 1 for 4 share consolidation effective December 21, 2020.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal and Kosovo.  The Company currently has an interest in an exploration license in Portugal. The Company is also conducting initial exploration on targets in Portugal in order to define high-quality properties for the acquisition of additional exploration licenses.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

As of April 30, 2021, the Company has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
AVU Kosova LLC	100%	Kosovo	Exploration
Avrupa Holdings Ltd.(1)	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd. (1)	100%	Barbados	Holding

(1)These companies are in the process of being wound up.

Currently, the Company conducts mineral exploration in Portugal and Kosovo.

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

The Company, through its holding in MAEPA, holds two exploration licenses in Portugal within the Portuguese portion of the Iberian Pyrite Belt in the southern portion in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•Alvalade

•Mertola*

* The Company has applied to drop the Mertola license but the application has not been processed.

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

Current Effects of COVID-19 Pandemic

The outbreak of Novel Coronavirus (“COVID-19”), which began to spread around the world from Wuhan, China in December 2019, has had a material negative effect on government and business operations globally, including in Canada, Portugal and Spain. In response to the virus and government restrictions, including stay-at-home orders and limited travel, the Company’s personnel, consultants, and advisors began working remotely beginning in March 2020 and continue on a limited basis. These restrictions have resulted in delays in the preparation and audit of the Company’s 2019 financial statements and related filings, and a delay to the start of the planned exploration work on the Company’s Alvalada Project under the Earn-In Joint Venture Agreement with MATSA.

The duration of these delays and impacts on the Company’s operations are outside of the Company’s control and are uncertain and impossible to predict. The COVID-19 pandemic may also result in additional consequences which may negatively affect the Company, including uncertainty in the capital markets which may create difficulty in the Company’s ability to obtain additional financing. Continued restrictions on the Company’s ability to conduct exploration on its mineral properties and extended delays or obstacles in the Company’s ability to obtain additional financing when needed may result in the Company’s having to reduce its planned operations during 2021 and in future periods.

Mineral Properties

The Company currently has interests in 3 mineral exploration properties, including 2 properties in Portugal and 1 property in Kosovo. All of the Company's properties are currently at the exploration stage.

South Portugal
Alvalade (Cu-Zn)
Generative Exploration
New applications
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

The governing body for Portugal is the Direcao-Geral de Energia e Geologia (“DGEG”).  Typically, from application to issuance of licenses, it takes anywhere from 6-12 months, depending on the government’s ability and efficiency to check the application area for competitive application bids, various liabilities (local or regional, political, and/or technical), and anything that might obstruct exploration progress.  Often the wait for issuance depends on the prior activities and obligations of the responsible government officials, and the desire to make a public showing of the signing ceremony which advertises investment into Portugal.  The Company has experienced a couple of delays due to the change of the political party in power where the Company had to wait for a new minister to be selected, and therefore his/her involvement in the signing ceremony

Despite some exploration properties located on sites with historical operations, the Company does not have any potential environmental liabilities associated with its licenses.

Alvalade Project

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite Belt. The project consists of one exploration license and covers approximately 115 square kilometers. The Company currently has a 100% interest in the project subject to its joint-venture agreement with MATSA who can earn an 85% interest in the project.

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

MATSA Joint-Venture Agreement

In November 2019, the Company signed a definitive joint-venture agreement with Minas de Aguas Teñidas, S.A. (“MATSA”) to form an earn-in exploration and exploitation joint venture on the Alvalade property. MATSA is a private Spanish mining company which owns and operates three mines in the province of Huelva, Andalusia, Spain. MATSA also holds 1,000 km2 of exploration licenses in the Iberian Pyrite Belt. MATSA is a 50:50 joint venture company of Mubadala Investment Company, and Trafigura, an independent commodity trading and logistics house

MATSA and its wholly-owned subsidiary Emisurmin Unipessoal Ltda. (“EUL”) can earn-in to 51% of the Alvalade Project from the Company and its wholly owned subsidiary MAEPA by spending €2.4 million and by paying Avrupa €400,000. MATSA can increase their interest to 85% by providing a bankable feasibility study on any one prospect and by making all required success payments to the Company’s original joint venture partner.

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

•51/49 Phase; and

•Phase III – Development and Operation

Phase I – First Option

Phase I commences on the effective date and continues until the first to occur of the first option exercise date and the termination of the first option. During Phase I, MAEPA will grant EUL the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from the effective date or the issue of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. EUL’s right to maintain its 51% interest is conditional upon MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 was received in December 2019 and the remaining €200,000 was received in June 2020);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date and €1,200,000 in the next 24 months) on or before three years from the effective date or the issue of the EEL.

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

During Phase I, MAEPA will act as the operator of the mineral rights. PorMining will pay MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by MATSA and which shall form part of the first option expenditures. During the year 2020, €54,166 ($82,864) was received. In all other phases,

PorMining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of EUL and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

During Phase I, EUL will fund 100% of all maintenance payments (as defined) and approved work programs.

As of December 31, 2020, MATSA has funded a total of €464,450 on the Alvalade project, including the €100,000 guarantee with DGEG. Subsequent to December 31, 2020, MATSA funded another €502,000.

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

To date, Avrupa has drilled seven closely-spaced, shallow core holes in the area of SES002 and SES003 to determine possible extent of the “2” Lens. Avrupa also conducted several types of downhole and surface geophysical surveys.  Intercepts of broken massive sulfide mineralization in SES005, SES006, and SES007, along with results from the geophysical work, and review of the actual core material in all of the holes suggested that mineralization comprising the “2” Lens occurred in a fault zone (now understood as the eastern boundary fault described in the news releases of February 11, 2019 and March 11, 2019).  The interpretations from the 2014 drilling program suggested that the possible extents of the “2” Lens were on the order of 100-125 meters dip x 50-75 meters strike, and 5-10 meters thickness, as demonstrated in the following cross section and map view of the mineralization.

The program continues to be highly successful, accomplishing goals of better technical understanding of the Sesmarias mineralizing system and significantly enlarging it. This self-funded drilling program is the seventh phase of drilling to be completed by Avrupa Minerals on the Alvalade license. In addition to further targets in the immediate Sesmarias Project area, additional future drilling is anticipated for the Sesmarias-Lousal-Monte da Bela Vista District, as well as in other Avrupa generated target areas with related Pyrite Belt-style massive sulfide targets and mineralization.

The initiation of the first stage of exploration by MAEPA was delayed due to the COVID-19 situation in Portugal and Spain. Portugal was declared to be in a State of Emergency on March 18th, 2020 which included the suspension of most government operations and private enterprises. On May 2nd, the Emergency was cancelled and a multi-phased plan to ease restrictions and reopen the Country and its economy was initiated.

On June 25, 2020, the Company announced that the five-year Experimental Exploitation License (“EEL”) was issued to PorMining for the Alvalade project. Work commenced with the review and full compilation of all historic data from the license area. Initial physical work included re-logging selected Sesmarias core, first logging and sampling of available, prior-to-Avrupa, historic core, geochemical exploration in selected target areas and Sesmarias extensions, and property-wide geophysics.

In October 2020, the Company announced that the Company would start a 7,000 to 8,000 meter diamond drilling program at the Alvalade Project. The program would test the Sesmarias copper-zinc massive sulfide discovery along strike to both the north and south, as well as the Monte da Bela Vista stockwork zone, located approximately nine kilometers north of Sesmarias. The Company would also drill at a number of other attractive massive sulfide targets around the 115-square kilometer license during the early stages of the program.

530,000
550,000
570,000
4,220,000
4,200,000
Santa Margarita da Serra
Caveira
Caveira East
Cabeça Gorda
Monte da Bela Vista
Lousal
Corona
Vale de Junco
Faleiras
Sesmarias
Aldeia dos Elvas
Moinho
Aljustrel
N
Lousal: Historic producer of Cu-Zn-Fe sulfides. Possible massive sulfide resource of +50 mt in several lenses. Miners extracted 15-20 mt. No recent exploration. Located in VS Panel 1.
Monte da Bela Vista - Caveira Target: Anomalous soil geochemistry outlines target horizon of VS rocks for entire distance of 10 kms. Supported by gravity and magnetic geophysics. Previous Avrupa drilling cuts sulfides in Panel 1.
Pombal: Historic drilling in VS Panel 2 intersected sulfide-bearing deformation veins with more than 2 km untested intervening space. VS Panel 1 virtually untested, yet may be more prospective. Avrupa scout holes intersected sulfides in Panel 1.
Sesmarias: Avrupa discovered massive sulfides at Sesmarias in 2014. To date, the Company has shown that the mass extends at least 600 meters along strike, may be up to 300 meters wide, and averages 25 meters thickness. Total length of mineral target zone is 2.5 kms. Numerous targets in all directions.
Cross-cutting district-scale faults
Basin-bounding faults
Alvalade Project, Portugal
Geology Map
Target Generation, Phase IV
Legend
Unit
Culm
VS
DA
PQ
Drilling
HISTORICAL
Horta: One historic drill test in western panel intersected shales and mafic extrusives, likely at the top of VS.
Interesting to note that VS Panel 1 hosts the most known mineralization, but the least amount of historic drilling, relative to VS Panels 2 and 3.
5,000 2,500 0 5,000 m

Neves Trend Structural Panels and Basin Identification
Within individual panels, various geologic formations are present. The panels are related to the pre-deformation basin margin, which extends the length of the Alvalade license. The red panel is the highest priority target and hosts the Sesmarias, Lousal and Caveira showings.
540000
550000
560000
570000
4230000
4220000
4210000
4200000
4190000
4180000
Caveira
Cabeca Gorda
Monte da Bela Vista
Sesmarias
Furadoro
Pombal
Aldeia dos Elvas
Legend
Conc_Bound
Recent Collars
Basin_ID
Structure
Panel
PanelID
1
2
3
N
Kilometers
10
5
0
AVRUPA
MINERALS

The Alvalade Experimental Exploitation license covers at least five target basin areas, each with numerous potential drill target setup locations. Sesmarias has seen the most recent work due to Avrupa’s copperand zinc-bearing massive sulfide discovery in 2014. Other areas, including Monte da Bela Vista, Lousal, and Caveira. still need first-and second-pass, discovery-oriented drilling. An airborne electromagnetic survey to be conducted late in calendar 2020 will cover the license from the Caveira Mine in the north to the south end of the Sesmarias zone. Results of this survey will assist in delineating further massive sulfide targets in this area.

The Joint Venture exploration team would also commence with a thorough compilation and detailed study of the historic Lousal Mine data with the expectation of delineating new, previously untested targets close to and within the old mine workings’ area. The Lousal Mine is located 1.5 kilometers south of Monte da Bela Vista, and about seven kilometers north of Sesmarias, but separated by a major fault zone. Geologically, it is possible that the

Sesmarias and Lousal massive sulfide lenses were originally part of the same deposit more than 360 million years ago when Pyrite Belt mineralization formed, but movement along the later fault system separated the zones.

The Company previously acquired a large amount of data for the Lousal Mine which was digitized, but not fully compiled. During 2018, the Company performed a basic review of the data, including a partial collection of annual mine production reports from 1900 to 1988. The reports suggested that miners extracted upwards of 15-20 million metric tonnes of copper-zinciron- bearing massive sulfide material from a number of lenses in the Lousal Mine.

Drilling began on the project in December 2020. In previous work at Sesmarias, Avrupa outlined four immediate target zones around the massive sulfide discovery, beyond downdip targets along the actual mineral lenses, Lens 2, Lens 8, and Lens 10. To date, Lens 8 has seen the least amount of development. Re-logging of previous Avrupa drilling by company and partner geologists along the Sesmarias discovery zone is providing an enhanced look into the targeting for new, additional mineralization. The first holes in this drilling phase will be set to extend Lens 8 towards the area of the “Northern Deep” targets, which will be designated the Brejo area, for both strike-length and dip-length extensions of the copper-zinc-iron sulfide zone. In total, the Company expects to drill 7-8,000 meters in the current program.

In addition to the drilling, a helicopter-supported VTEM electromagnetic survey commenced in mid-December, covering the northern 3/4 of the Alvalade License. The survey will cover four of the five major basins on the property, including Lousal, Monte da Bela Vista, Cabeça Gorda, and Caveira. Results from this program will assist in delineating further massive sulfide targets, particularly in the license area between Sesmarias and the historic Canal Caveira massive sulfide deposit located at the north end of the license. Initial orientation flights over the Sesmarias and Lousal massive sulfide deposits will be of significant value for determining the important geophysical characteristics of these deposits.

On February 24, 2021, the Company presented the initial progress report on drilling to date. Two diamond drill holes, totaling 874 meters, have been completed, and a third hole has been started in the SES008 area, testing northern extensions of the Sesmarias copper-zinc-iron sulfide mineralization. Avrupa discovered massive sulfide mineralization at Sesmarias in 2014, and intermittent drilling since then increased the known strike length of the massive lenses to 1.6 kilometers. The present work is the initial attempt to expand the mineralization to the north from SES008 to the Brejo area (formerly designated as Sesmarias North or Northern Deep target). Wide-spaced, historic drilling suggests strong possibility of massive sulfide mineralization in the Brejo target area.

Hole SES20-031 targeted potential massive sulfide mineralization related to the SES008 intercept. The hole continued to 536 meters depth, in several places intersecting the specific black shale unit that hosts massive sulfide mineralization at Sesmarias and at the Lousal Mine, located six kilometers to the north. Detailed review of the core showed that for its entire length, the drill hole passed through intensely folded rock units of the Volcano-Sedimentary Formation, the general host of mineralization throughout the Iberian Pyrite Belt. Overall, however, the drillhole roughly paralleled the major trend of bedding, allowing only for narrow true widths of mineralized intercepts.

The drillhole skirted or skimmed the main target zone, for the length of the hole. Previous work by Avrupa suggested that individual massive sulfide lenses were oriented ± vertically, but often dipping steeply to the NE. However, detailed re-logging of Sesmarias area core and subsequent first-logging of SES20-031 lead to the conclusion that intense folding of the limb of a much larger, overall westerly-dipping fold system is a realistic reason as to why drilling has not yet cut significant thicknesses of massive sulfide – i.e., the drilling roughly parallels the target host unit and never really crosses mineralization at a favorable angle.

The thickest intercept occurs at 277.70 to 288.45 meters, where drilling skimmed the top of a possible folded/faulted massive sulfide lens. Rocks in the intercept zone are dominantly silica, containing disseminated sulfides, zones of banded sulfide mineralization, sulfide breccias, and one interval of approximately 0.5 meters of massive sulfide material. The intercept includes a 3.8-meter thick, weakly mineralized fault zone. The following table shows the metals’ values of the intercept.

From	To	Total	Copper	Lead
277.70	288.45	10.75	0.19%	0.74%
including
279.20	281.45	2.25	0.35%	1.73%
281.45	285.25	3.80	Fault zone
285.25	288.45	3.20	0.33%	1.12%

Following the completion of SES20-031, a downhole electromagnetic (DEM) survey was performed which produced a strong conductive response in the rocks located above the path of the drill hole. Using this information, the second hole was targeted in the “8” Lens zone directly at the conductor. SES21-032 continued to a depth of 338 meters. At 201 to 211 meters, the drill hole passed through the Sesmarias mineral horizon, a zone of weakly pyritic, quartz vein-rich, broken, graphitic gray and black shales which is interpreted to be the DEM conductor, and likely to represent a distal zone of potential massive sulfide mineralization in the “8” Lens area. The drill hole is now undergoing detail-logging and sampling of the shale zone. The pattern of intense folding and faulting continues in this hole, but it appears that it intersected shale units originally located further away from the main part of the target unit.

Drill hole SES21-033 is planned for a depth of 500 to 600 meters and is designed to target potential downdip massive sulfide mineralization beneath holes SES008 and SES20-031. Following the completion of SES21-033, drilling is scheduled to move to the northwest of SES008 to potentially increase the strike length of the 8 Lens. The geological team continues to assess the historical core in the Brejo area and has started to map geological structures visible in the old Lousal Mine workings. Initial work there clearly shows similarity of ore control characteristics to known Sesmarias massive sulfide mineralization.

Mertola

In June 2014, the Company received a new license for the Mertola project, which is located in the Pyrite belt of southern Portugal. It is east of Neves Corvo, and covers the eastern Portuguese portion of the Sao Domingos VMS target belt.

During 2019, the Company applied to DGEG to drop the Mertola license. As of April 30, 2021, DGEG had not yet processed the application.

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

Kosovo

The Company advanced its property interests in Kosovo though its 100% owned subsidiary Innomatik Exploration Kosovo (IEK). The Company initially purchased a 92.5% interest in IEK in July 2010. During the year ended December 31, 2013, the Company acquired the remaining 7.5% interest in IEK.

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license. During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo. Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government and IEK reapplied for the vacated license. The application was reviewed by the board of directors of the Mining Bureau, but no decision was made by the time of their final meeting of their term in office, leaving the decision to a new incoming board of directors. While a new board has not been appointed, the Company remains in discussion with the Mining Bureau concerning the issuance of a new exploration license for the Slivovo property. As of December 31, 2020, the Company wrote off $1.

As consideration for Byrnecut ensuring that Peshter Mining complies with its obligations under the TS, IEK must pay to Byrnecut milestone cash payments totaling €375,000 and milestone gold payments totaling 850 troy ounces of gold as follows:

Cash

•€125,000 within 30 days of the first to occur of the completion of a positive bankable feasibility study or the board of directors of IEK making a decision to proceed with the development of a commercial mining operation in respect of all or any part of the tenement area;

•€125,000 within 30 days of issue of a mining license in respect of all or any party of the tenement area; and

•€125,000 within 30 days of commencement of construction of a mine within the tenement area.

Gold

•100 troy ounces within 30 days of commencement of commercial production (“CCP”);

•175 troy ounces within 30 days of the one-year anniversary of CCP;

•250 troy ounces within 30 days of the two-year anniversary of CCP; and

•325 troy ounces within 30 days of the three-year anniversary of CCP.

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

The Kamenica license was dropped, but replaced by the fully-overlapping new Metovit application which was been approved by ICMM.  In February 2016, Byrnecut advanced €31,871 for the Company to meet 2016 legal work commitments and further advance this property. The 2016 exploration program included geological and geochemical reviews which continued at the end of 2016 and into the first month of 2017.  About 700 samples were sent to the lab, and the results have been tabulated, compiled and reviewed.  Results of the sampling indicated geochemical anomalism along certain structures crossing the license. However, there were only a few indications of wide zones of potential mineralization. The initial period of the Metovit project expired, and the Kosovo Mining Bureau issued an extension to January 31, 2021.

In January 2021, the Company dropped the Metovit property.

Other Kosovo Projects

During calendar 2021, the Company incorporated a wholly-owned subsidiary AVU Kosova LLC.

Germany

The Company had an 85% interest in an exploration license located in the Free State of Saxony, eastern Germany. This exploration license was granted through the mining bureau of the Free State of Saxony, called the Sachsisches Oberbergamt.  The Company received this license in approximately 6 months after application.

Oelsnitz

The Company had earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (‘Beak”) by spending €140,000. There was no royalty attached to the property. During fiscal 2020, the Company dropped the property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.28 on December 31, 2020.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2020, 2019 and 2018. All per share amounts have been adjusted for the 1 for 4 common stock consolidation effective December 21, 2020.

Operating Results

Year ended December 31, 2020 vs. year ended December 31, 2019

During fiscal 2020, the Company continued its focus on the Alvalade property. A new exploration program, including drilled, commenced with funding from MATSA.

The comprehensive loss for the year ended December 31, 2020 was $155,697, or ($0.00) per share, compared to a loss of $2,076,885, or ($0.08) per share, for the year ended December 31, 2019. Mineral exploration expenses were $80,343 (Year ended December 31, 2019 - $566,427), and reimbursement from optionee was $434,982 (2019 - $291,680).

Excluding the non-cash depreciation of $13,303 (2019 - $3,496) and share-based payment of $Nil (2019 - $9,369) related to the grant and vesting of stock options, the Company’s general and administrative expenses totaled $481,056 during the year ended December 31, 2020 (2019 - $535,389), a decrease of $54,333. The decrease was primarily due to lower investor relations fees of $94,314 (2019 - $139,494), a decrease of professional fees of $129,511 (2019 - $191,238), and a decrease in travel to $8,329 (2019 - $35,723). Consulting fees, wages and benefits increased to $192,577 (2019 - $117,278) as Paul Kuhn’s management fee was allocated as a consulting fee in the current year while it was allocated to different properties in 2019. Transfer agent fees rose to $18,648 ($9,472).

Other items included interest income of $8 (2019 - $148) and foreign exchange gain of $802 (2019 – loss of $195) due to more favorable exchange rates. Disposal of equipment was $Nil (2019 - gain of $6,643).

During 2020, the Company wrote-off exploration and evaluation assets of $1 which represents the remaining capitalized value of the Slivovo property acquisition cost. During 2019, the Company had a write-down of exploration and evaluation assets of $1,239,994 as the Marateca license was officially dropped, and the capitalized amounts on the Slivovo project were written-down to $1. Write-down of tax deposits was $41,200 which was related to amounts for the dropped properties. Exchange differences arising on the translation of foreign subsidiaries was a loss of $16,786 in 2020 (2019 - gain of $20,714).

During the year ended December 31, 2020, the Company expensed exploration costs totaling $80,343 including $68,960 on Alvalade, $1,968 on Slivovo and $9,415 on other projects in Kosovo.

Year ended December 31, 2019 vs. year ended December 31, 2018

During fiscal 2019, the Company focused on the Alvalade property. The drill program on Sesmarias Prospect was concluded and the definitive Earn-in and Joint-Venture agreement with MATSA on the project was signed.

The comprehensive loss for the year ended December 31, 2019 $2,076,885, or $(0.08) per shares, compared to a comprehensive loss of $1,901,880, or ($0.08) per share, for the year ended December 31, 2018. Mineral exploration expenses were $566,427 (Year ended December 31, 2018 - $2,276,286), which were partially offset by advances from optionees of $291,680 (2018 - $1,189,652). Excluding the non-cash depreciation of $3,496 (2018 - $Nil) and share-based payment of $9,369 (2018 - $141,124) related to the grant and vesting of stock options, the Company’s general and administrative expenses totaled $535,389 during the year ended December 31, 2019 (2018 - $614,322), a decrease of $78,933. The decrease was primarily due to lower consulting fees of $117,278 (2018 - $143,332), lower professional fees of $191,238 (2018 - $231,065), lower travel expense of $35,723 (2018 - $35,723), and decreased office and administrative fees of $19,052 (2018 - $28,686), which were all related to reduced property investigations and corporate activities. Other expenses saw only slight changes, including bank charges of $1,784 (2018 - $4,661), investor relations expense of $139,494 (2018 - $132,189), listing and filing fees of $9,062 (2018 - $8,791), rent expense of $12,286 (2018 - $9,000) and transfer agent fees of $9,472 (2018 - $9,670).

Other items included interest income of $148 (2018 - $1.181), other income of $Nil (2018 - $6,014), and foreign exchange loss of $195 (2018 – loss of $485) which declined due to more favorable exchange rates. Disposal of equipment was a gain of $6,643 (2018 – $Nil).

During 2019, the Company had a write-down of exploration and evaluation assets of $1,239,994 as the Marateca license was officially dropped, and the capitalized amounts on the Slivovo project were written-down to $1.Write-down of tax deposits was $41,200 which was related to amounts for the dropped properties. Exchange differences arising on the translation of foreign subsidiaries was a a gain of $20,714 (2018 – loss of $16,548).

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

The comprehensive loss for the year ended December 31, 2018 was $1,901,880, or ($0.08) per share, compared to a comprehensive loss of $1,879,521, or ($0.08) per share, for the year ended December 31, 2017. Mineral exploration expenses were $2,276,286 (Year ended December 31, 2017 - $1,742,813), which were partially offset by advances from optionees of $1,189,652 (2017 - $780,195). Excluding the non-cash depreciation of $Nil (2017 - $2,589) and share-based payment of $141,124 (2017 - $110,564) related to the grant and vesting of stock options, the Company’s general and administrative expenses totaled $614,322 during the year ended December 31, 2018 (2017 - $750,542), a decrease of $136,220. The decrease was primarily due to lower investor relations expense of $132,189 (2017 - $292,430) and travel of $46,928 (2017 - $66,882). Consulting rose to $143,332 (2017 - $124,520), while professional fees rose to $231,065 from $203,662. Other expenses saw only slight changes, including bank charges of $4,661 (2017 - $3,875), listing and filing fees of $8,791 (2017 - $10,485), office and administrative of $28,686 (2017 - $29,070), rent of $9,000 (2017 - $9,000), telephone of $nil (2017 - $37) and transfer agent fees of $9,671 (2017 - $10,581).

Other items included interest income of $1,181 (2017 - $2,068), other income of $6,014 (2017 - $2,837), and foreign exchange loss of $485 (2017 – loss of $11,494) which declined due to more favorable exchange rates. There was no loss on disposal of equipment (2017 – loss of $2,105) or write-down of due from optionee (2017 –loss of $1). During 2018, the Company had write-down of property deposits of $49,962 as the Company determined that cash pledged for work on dropped properties would not be completed and those amounts were written off. This amount was somewhat offset by cash deposited by a former optionee on the Alvalade property which was assigned to the Company. During the year ended December 31, 2017, the remaining acquisition and capitalized exploration expenditures on the Covas property of $71,289 were written down as the project was dropped. Exchange differences arising on the translation of foreign subsidiaries was a loss of $16,548 (2017 – gain of $26,776).

During the year ended December 31, 2017, the Company expensed exploration costs totaling $2,276,286 including $848,219 on Alvalade, $12,898 on Covas, $1,079,479 on Alvito, $225,284 on other projects in Portugal, $Nil on Slivovo, $89,808 on other projects in Kosovo, $Nil in Germany, and $20,598 on others.

Liquidity and Capital Resources

As at December 31, 2020, the Company had a working capital deficit of $614,342 (December 31, 2019 – working capital deficit of $963,773). With respect to working capital, the Company had cash of $205,238 (December 31, 2019 - $58,343). The decrease in cash was due to administrative expenses and exploration expenditures on the Company’s mineral properties during the year.

During the year ended December 31, 2020, the Company completed one private placement of its common shares:

On October 23, 2020, the Company completed a non-brokered private placement of 4,219,641 common share units at a price of $0.12 per unit for gross proceeds of $506,357. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 per share until October 23, 2023.

As of December 31, 2020, the Company has no outstanding commitments The Company has not pledged any of its assets as security for loans other than €1,000 ($1,561) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company believes that sufficient funding from warrants, options, JV partners and the possible sale of additional equity will allow its efforts to continue throughout 2021. If the market conditions worsen or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2021, exclusive of the amounts to be spent by the Company’s’ joint-venture partners, is limited. The Company may file applications for new exploration licenses in Portugal, depending on the available funds. The General and Administrative expenses for 2021 are budgeted at approximately $600,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. All share amounts have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

Table No. 5

Common Share Issuances

Year Ended	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2016	Private Placement	3,386,750	$ 0.40	$ 1,354,700
	Exercise of Options	50,000	0.40	20,000
	Exercise of Finders’ Options	113,250	0.40	45,300
	Exercise of Warrants	1,143,250	0.60	685,950

December 31, 2017	Private Placement	625,000	$ 0.36	$ 225,000
	Private Placement	2,542,500	0.40	1,017,000

December 31, 2018	Private Placement	1,718,750	$ 0.32	$ 550,000
	Private Placement	3,660,000	0.20	732,000

December 31, 2019	Private Placement	500,000	$ 0.20	$ 100,000
	Private Placement	910,000	0.20	182,000

December 31, 2020	Private Placement	4,219,641	$ 0.12	$ 506,357

Year Ended December 31, 2020

As at December 31, 2020, the Company had a working capital deficit of $614,342 (December 31, 2019 – working capital deficit of $963,773).

During the year, Operating Activities used cash of ($344,967), including the loss for the year of ($138,911). Items not involving cash include depreciation of $13,303 and write-down of exploration and evaluation assets of $1. Changes in non-cash working capital items include an increase in VAT receivables of ($4,880); an increase in due from optionees of ($27,355); an increase in prepaid expenses and advances of ($23,432); a decrease in other receivables of $602; investment in PorMining used cash of ($765); a decrease in accounts payable and accrued liabilities of ($363,267); an increase in accounts payable owed by optionees of $29,627; an increase in due from/to related parties of $188,949; and exchange difference arising on the translation of foreign subsidiaries was ($18,839).

Investing Activities provided cash of $8,487. Property deposits provided cash of $15,939, and purchase of equipment used cash of $7,452.

Financing Activities provided cash of $483,375. Proceeds from issuance of common shares provided cash of $506,357 and share issue costs used cash of ($22,982).

Cash was $205,238 as of December 31, 2020 compared to cash of $58,343 as of December 31, 2019, an increase of $146,895 during the year.

Year Ended December 31, 2019

As at December 31, 2019, the Company’s working capital was negative $963,773 (December 31, 2018 – working capital deficit of $448,109).

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

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2020.

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

Critical Judgments

•The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Europe is the Euros and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency; and

•The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable;

•The determination that the Company will continue as a going concern for the next year;

•The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company’s interest in PorMining is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. Pursuant to the Shareholders’ Agreement entered into by the companies, MAEPA, a wholly-owned subsidiary of the Company, was appointed operator during the Phase I period and the board of directors of PorMining is comprised of three directors appointed by EUL and two by MAEPA. The operator prepares and submits annual budgets and programs to the board for approval. Management has determined that the Company does not have significant influence over PorMining. Accordingly, the investment in PorMining is accounted for at cost and not as an investment in associate.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.28 on December 31, 2020.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2020, the Company had a total of €1,000 ($1,561) cash pledged for its exploration licenses in Portugal.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of April 30, 2021 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	65	July 8, 2010
Mark T. Brown (1)	Canada	53	January 23, 2008
Paul Dircksen (1)	United States	75	September 30, 2013
Frank Hogel (1)	Germany	48	August 3, 2016
Paul Nelles	Germany	74	April 7, 2016

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated November 6, 2020.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of April 30, 2021, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	65	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	46	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Alianza Minerals (since April 2015), Au Gold Corp. (since December 2020), Germinate Capital Ltd. (since August 2020), and Mountain Boy Minerals, (since December 2017). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Almadex Minerals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Azucar Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of Fjordland Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Executive Officer and a Director of Germinate Capital Ltd., a capital pool company traded on the TSX Venture Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; and a Director of Mich Resources Ltd., a mineral exploration company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

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

Mark Brown, a director of the Company, was formerly a director of Ascent Industries Corp. (“Ascent”), a company listed on the Canadian Securities Exchange. Mr. Brown resigned as a director of Ascent on February 13, 2019. On March 1, 2019, the Supreme Court of British Columbia issued an order granting Ascent’s application for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to address near term liquidity issues.  On April 5, 2019, Ascent sold its Canadian Assets for $41.5 million, repaid all liabilities, successfully reorganized as Luff Enterprises Ltd., and was discharged from the CCAA process.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on December 14, 2020.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2020 2019 2018	$ 150,000 163,768 253,968	$ Nil Nil 11,505	Nil Nil 150,000	$ Nil 53,482 61,430	$ 150,000 217,248 326,903

Winnie Wong, CFO and Corporate Secretary (3)	2020 2019 2018	N/A N/A N/A	$ Nil Nil 9,588	Nil Nil 125,000	$ 132,435 198,158 228,445	$ 132,435 198,158 238,043

Mark T. Brown, Director (4)	2020 2019 2018	N/A N/A N/A	$ Nil Nil 9,588	Nil Nil 125,000	$ Nil Nil Nil	$ Nil Nil 9,588

Paul Dircksen, Director	2020 2019 2018	N/A N/A N/A	$ Nil Nil 7,670	Nil Nil 100,000	$ Nil Nil Nil	$ Nil Nil 7,670

Paul Nelles, Director	2020 2019 2018	N/A N/A N/A	$ Nil 8,070 7,670	Nil Nil 100,000	$ Nil Nil Nil	$ Nil 8,070 7,670

Frank Hogel, Director	2020 2019 2018	N/A N/A N/A	$ Nil Nil 7,670	Nil 108,000 100,000	$ Nil 5,530 Nil	$ Nil 5,530 7,670

Ross Stringer, Former Director	2020 2019 2018	N/A N/A N/A	$ Nil Nil 7,670	Nil Nil 100,000	$ Nil Nil Nil	$ Nil Nil 7,670

(1)“Other Compensation” for Paul W. Kuhn is for housing allowance.

(2)Through May 31, 2019, Paul W. Kuhn’s salary was paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $132,435, $198,158, and $228,445 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively.

(4)Mark T. Brown resigned as Chief Executive Officer and President on July 8, 2010 and Paul W. Kuhn was appointed Chief Executive Officer and President. POC, a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $132,435 $198,158, and $228,445 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively.

No funds were set aside or accrued by the Company during fiscal 2020 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Employment Contracts

In June 2019, the Company and Paul Kuhn agreed to adjust the terms for serving as the Company’s President and CEO. Mr. Kuhn is responsible for providing technical oversight and guidance, establishing corporate goals and objectives, and setting and implementing corporate strategies. Beginning June 1, 2019, Mr. Kuhn receives a fee of $12,500 per month and a rent allowance of €4,000 for the first four months. If the Company is substantially sold or has a change of control, Mr. Kuhn will receive a payment equal to two years of fees. Mr. Kuhn will serve in these roles until terminated in writing by either the Company or Mr. Kuhn. The Company may terminate him at any time without notice or payment in lieu thereof for cause, or at any time without cause by providing six months’ written notice or by paying him in lieu of notice. Mr. Kuhn may leave at any time by providing the Company with three months’ written notice.

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

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on December 14, 2020, shareholders approved the resolution to set the current Board at 5 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met twice in person during fiscal 2020. Various other matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Frank Hogel.

Staffing

The Company currently has 3 part-time employees (2019 – 4; 2018 – 6) in geology and exploration, and 2 executive officers (2019 – 2; 2018 – 2). Of the employees, 2 are located in Portugal and 1 in Kosovo.

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

Table No. 9 lists, as of April 30, 2021, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.  All share amounts have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	318,750	0.97%
Common	Winnie Wong (2)	118,750	0.36%
Common	Mark T. Brown (3)	4,886,584	14.65%
Common	Paul Dircksen (4)	62,500	0.19%
Common	Frank Hogel (5)	527,000	1.59%
Common	Paul Nelles (6)	188,948	0.58%
	Total Directors/Officers	6,102,532	17.92%

(1)112,500 of these shares represent currently exercisable stock options and 25,000 represent currently exercisable share purchase warrants.

(2)93,750 of these shares represent currently exercisable stock options.

(3)4,260,334 are common shares. 2,317,834 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 1,650,000 of the common shares are held in Mr. Brown’s RRSP. 156.250 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 6,600,000 are held in Mr. Brown’s RRSP, and 136,250 are held by Mr. Brown directly. 143,750 of these shares represent currently exercisable common share purchase options. 407,500 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd., and 75,000 are warrants held by Spartacus Management Inc.

(4)62,500 of these shares represent currently exercisable stock options.

(5)200,000 are common shares. 127,000 are currently exercisable stock options and 200,000 are currently exercisable share purchase warrants.

(6)126,448 are common shares, and 62,500 represent currently exercisable stock options

Based upon 32,738,087 common shares outstanding as of April 30, 2021, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

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

On December 31, 2020, the shareholders' list for the Company's common shares showed 64 registered shareholders, including depositories, and 32,738,087 common shares issued and outstanding. Of the total registered shareholders, 19 are resident in Canada holding 28,989,708 common shares, or 89% of the total issued and outstanding; 32 shareholders are resident in the United States holding 2,255,423 common shares, or 7% of the issued and outstanding, and 13 shareholders are resident of other nations holding 1,492,956 common shares, or 4% of the issued and outstanding.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of April 30, 2021 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	4,886,584	14.65%

(1)4,260,334 are common shares. 2,317,834 of these common shares are held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 1,650,000 of the common shares are held in Mr. Brown’s RRSP. 156.250 common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 6,600,000 are held in Mr. Brown’s RRSP, and 136,250 are held by Mr. Brown directly. 143,750 of these shares represent currently exercisable common share purchase options. 407,500 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd., and 75,000 are warrants held by Spartacus Management Inc.

Based upon 32,738,087 common shares outstanding as of April 30, 2021, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2020, December 31, 2019, and December 31, 2018:

	Services	Expenses Incurred During the Year Ended December 31, 2020	Expenses Incurred During the Year Ended December 31, 2019	Expenses Incurred During the Year Ended December 31, 2018
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing, and financing services	$ 132,435	$ 198,158	$ 228,455
Paul W. Kuhn	Consulting, salaries, housing allowance and share-based payment	$ 150,000	$ 217,248	$ 326,903
Paul L. Nelles (b)	Salaries and share-based payment	$ Nil	$ 8,070	$ 27,620
Mineralia (c)	Geological consulting	$ Nil	$ Nil	$ 157,536
Adriano Barros (c)	Share-based payment	$ Nil	$ Nil	$ 5,369
Mark T. Brown (d)	Short-term loan and expense reimbursement	$ Nil	$ 16,000	$ Nil
TOTAL:		$ 282,435	$ 439,476	$ 745,883

(a)Pacific Opportunity Capital Ltd., a company controlled by Mark Brown, a director of the Company

(b)Paul L. Nelles is a director.

(c)Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)Mark T. Brown is a Director of the Company. The $16,000 advance is non-interest bearing without specific terms of repayment.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2020, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value.  There were 32,738,087 common shares issued and outstanding as of December 31, 2020 and April 30, 2021, after adjusting for the 1 for 4 common share consolidation effective December 21 2020.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “AVU”. The CUSIP number is 05453A207. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending April 30, 2021;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2021; and

•each of the last five fiscal years ended December 31, 2020.

Per share prices have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

- Sales-
Canadian Dollars
Period	High	Low	Close

April 2021	$ 0.10	$ 0.08	$ 0.075
March 2021	$ 0.12	$ 0.06	$ 0.09
February 2021	$ 0.135	$ 0.11	$ 0.115
January 2021	$ 0.15	$ 0.12	$ 0.13
December 2020	$ 0.15	$ 0.115	$ 0.15
November 2020	$ 0.16	$ 0.10	$ 0.14

Three Months Ended 3/31/21	$ 0.15	$ 0.06	$ 0.09
Three Months Ended 12/31/20	$ 0.16	$ 0.10	$ 0.15
Three Months Ended 9/30/20	$ 0.20	$ 0.12	$ 0.12
Three Months Ended 6/30/20	$ 0.16	$ 0.06	$ 0.10
Three Months Ended 3/31/20	$ 0.12	$ 0.04	$ 0.08
Three Months Ended 12/31/19	$ 0.20	$ 0.12	$ 0.16
Three Months Ended 9/30/19	$ 0.16	$ 0.12	$ 0.12
Three Months Ended 6/30/19	$ 0.16	$ 0.08	$ 0.12
Three Months Ended 3/31/19	$ 0.28	$ 0.16	$ 0.20
Three Months Ended 12/31/18	$ 0.24	$ 0.16	$ 0.20
Three Months Ended 9/30/18	$ 0.44	$ 0.20	$ 0.24
Three Months Ended 6/30/18	$ 0.48	$ 0.28	$ 0.48

Year Ended 12/31/20
Year Ended 12/31/19	$ 0.28	$ 0.08	$ 0.16
Year Ended 12/31/18	$ 0.48	$ 0.16	$ 0.20
Year Ended 12/31/17	$ 0.64	$ 0.24	$ 0.24
Year Ended 12/31/16	$ 1.00	$ 0.32	$ 0.48

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to April 2021	€1.00	€0.002	€0.039

Table No. 12 lists, as of April 30, 2021, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants. Amounts have been adjusted to reflect the 1 for 4 common share consolidation effective December 21, 2020.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
2,500,000	$0.40	November 9, 2021*
1,160,000	$0.40	December 17, 2012*
455,000	$0.20	December 18, 2021
500,000	$0.40	February 25, 2022*
4,219,641	$0.20	October 23, 2023
Total: 8,834,641

*These warrants contain a forced exercise price. If the closing price of the Company’s shares is $0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given or the original expiry date.

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

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years, as adjusted for the 1 for 4 common share consolidation effective December 21, 2020, are as follows:

On October 23, 2020, the Company completed a non-brokered private placement of 4,219,641 common share units at a price of $0.12 per unit for gross proceeds of $506,357. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 per share until October 23, 2023.

During the year ended December 31, 2019, the Company conducted two private placements of its common shares. On February 25, 2019, the Company completed the third tranche of a non-brokered private placement by issuing 500,000 units at a price of $0.20 per unit for gross proceeds of $100,000. Each unit consists of one common share and one non-transferable warrant, with each warrant exercisable at a price of $0.40 until February 25, 2022. If, however, the closing price of the Company’s common shares are C$0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date. On December 18, 2019, the Company completed a non-brokered private placement by issuing 910,000 units at a price of $0.20 per unit for gross proceeds of $182,000. Each unit consisted of one common share and one-half of one non-transferable warrant, with each full warrant entitling the holder to purchase one additional common share at a price of $0.20 until December 18, 2021.

During the year ended December 31, 2018, the Company completed two private placements of common shares. On March 28, 2018, the company completed a non-brokered private placement by issuing 1,718,750 Units at a price of $0.32 per Unit for gross proceeds of $550,000. Each Unit consisted of one common share and one non-transferable warrant, with each warrant exercisable into one additional common share at a price of $0.48 until March 26, 2020. On November 9, 2018, the Company closed the first tranche of a non-brokered private placement of 2,500,000 Units at a price of $0.20 per Unit for gross proceeds of $500,000, and on December 17, 2018 closed the second tranche by issuing 1,160,000 Units at price of $0.20 for gross proceeds of $232,000. Each Unit consists of one common share and one non-transferable warrant, with each warrant exercisable into one additional common share at a price of $0.40 until November 9, 2021 for the first tranche and until December 17, 2021 for the second tranche. If, however, the closing price of the Company’s common shares is $0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting held on December 14, 2020. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of April 30, 2021, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	25,000 50,000 37,500	25,000 50,000 37,500	$0.72 0.40 0.40	September 26, 2021 April 26, 2022 March 14, 2023

Winnie Wong, Chief Financial Officer & Corporate Secretary	25,000 37,500 31,250	25,000 37,500 31,250	$0.72 0.40 0.40	September 26, 2021 April 26, 2022 March 14, 2023

Mark T. Brown, Director	75,000 37,500 31,250	75,000 37,500 31,250	$0.72 0.40 0.40	September 26, 2021 April 26, 2022 March 14, 2023

Paul Dircksen, Director	25,000 12,500 25,000	25,000 12,500 25,000	$0.72 0.40 0.40	September 26, 2021 April 26, 2022 March 14, 2023

Frank Hogel, Director	62,500 12,500 25,000 27,000	62,500 12,500 25,000 27,000	0.72 0.40 0.40 0.20	September 26, 2021 April 26, 2022 March 14, 2023 January 7, 2024

Paul Nelles, Director	25,000 12,500 25,000	25,000 12,500 25,000	$0.72 0.40 0.40	September 26, 2021 April 26, 2022 March 14, 2023

Ross Stringer, Former Director	25,000 12,500 25,000	25,000 12,500 25,000	$0.72 0.40 0.40	September 26, 2021 April 26, 2022 March 14, 2023

Employees/Consultants	131,250 152,500 250,000 10,000 18,750	131,250 152,500 250,000 10,000 18,750	$0.72 0.40 0.40 0.40 0.20	September 26, 2021 April 26, 2022 March 14, 2023 March 26, 2023 January 7, 2024

Total Officers and Directors	602,000	602,000

Total Employees/ Consultants/Former Directors	625,000	625,000

Total Stock Options Issued and Outstanding	1,227,000	1,227,000

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name “Everclear Capital Ltd.” On July 7, 2010, the Company changed its name to “Avrupa Minerals Ltd.” At the Annual and Special Meeting of shareholders held on December 14, 2020, shareholders approved the adoption of new Company Articles.

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

Section 27 covers the Nomination of Directors and Advance Notice Provisions which covers the nomination of persons for election to the Board of Directors of the Company. Nominations may be made at any annual or special meeting of shareholders if one of the purposes of the meeting was for the election of directors. Nominations may be made:

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

The Company may alter its Notice of Articles, Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution, as determined in each case by the directors,

a. create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

b. establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

c. if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

d. change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

e. create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

f. subdivide all or any of its unissued, or fully paid issued, shares, and g. authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

A copy of the Company’s new Articles is filed as an exhibit to this 20-F Annual Report.

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2020, 2019 and 2018 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Germany and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $200.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2020. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2020, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2020.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2020 Ended 12/31/2020	Fiscal 2018 Ended 12/31/2019
Audit Fees	$ 20,500	$ 20,500
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 20,500	$ 20,500

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

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 28, 2021.

•Consolidated Statements of Financial Position at December 31, 2020, and December 31, 2019.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

•Consolidated Statements of Cash Flows for the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2020 and December 31, 2019.

•Notes to Financial Statements

(B)  Index to Exhibits:

1.Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

1.1Certificate of Incorporation and Notice of Articles dated January 23, 2008**

1.2Articles and Bylaws (British Columbia) dated January 23, 2008*

1.3Certificate of Name Change dated July 7, 2010**

1.4New Articles and Bylaws as approved by shareholders on December 14, 2020

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

DECEMBER 31, 2020, 2019 AND 2018

AVRUPA MINERALS LTD.

Contents

Page

Auditor’s Report3-4

Consolidated Statements of Financial Position5

Consolidated Statements of Comprehensive Loss6

Consolidated Statements of Changes in (Deficiency) / Equity7

Consolidated Statements of Cash Flows8

Notes to the Consolidated Financial Statements9 – 35

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874     73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avrupa Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019 and the consolidated statements of comprehensive loss, changes in shareholders’ (deficiency) / equity and cash flows for each of the years in the three year period ended December 31, 2020, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and\ perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 28, 2021

We have served as the Company’s auditor since 2008.

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2020	2019

Assets
Current assets
Cash		$ 205,238	$ 58,343
Prepaid expenses and advances		54,766	31,334
Due from optionees	5	61,249	31,622
VAT receivables		21,922	17,042
Other receivables		28,494	29,096
		371,669	167,437
Non-current assets
Property deposits	6	1,561	17,500
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,921
Equipment	4	5,296	17,630
Investment in PorMining	5	765	-
		216,743	244,252

Total assets		$ 588,412	$ 411,689

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$ 162,566	$ 524,028
Accounts payable owed by optionees		61,249	31,622
Due to related parties	8	754,296	568,597
Current portion of long-term loan	9	7,900	6,963
		986,011	1,131,210
Non-current liabilities
Long-term loan	9	2,738	9,939
		2,738	9,939
Shareholders' (deficiency)
Share capital	7	9,994,879	9,733,139
Reserves	7	6,988,675	6,782,381
Deficit		(17,383,891)	(17,244,980)
		(400,337)	(729,460)

Total shareholders' (deficiency) and liabilities		$ 588,412	$ 411,689

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2021. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                    See notes to the consolidated financial statements 75

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2020	2019	2018

Mineral exploration expenses
Mineral exploration expenses	5	$ 80,343	$ 566,427	$ 2,276,286
Reimbursements from optionee	5	(434,982)	(291,680)	(1,189,652)
		354,639	(274,747)	(1,086,634)
General administrative expenses
Bank charges		974	1,784	4,661
Consulting fees, wages and benefits		192,577	117,278	143,332
Depreciation		13,303	3,496	-
Investor relations		94,314	139,494	132,189
Listing and filing fees		8,035	9,062	8,791
Office and administrative fees		18,468	19,052	28,686
Professional fees	8	129,511	191,238	231,065
Rent	8	10,200	12,286	9,000
Share-based payment	8	-	9,369	141,124
Transfer agent fees		18,648	9,472	9,670
Travel		8,329	35,723	46,928
		(494,359)	(548,254)	(755,446)
Other items
Foreign exchange gain (loss)		802	(195)	(485)
Interest income		8	148	1,181
Gain on disposal of equipment		-	6,643	-
Other income		-	-	6,014
Write-down of exploration and evaluation assets	5	(1)	(1,239,994)	-
Write-down of tax deposits	6	-	(41,200)	-
Write-down of property deposits	6	-	-	(49,962)
		809	(1,274,598)	(43,252)

Net loss for the year		(138,911)	(2,097,599)	(1,885,332)
Exchange difference arising on the translation of foreign subsidiaries		(16,786)	20,714	(16,548)
Comprehensive loss for the year		$ (155,697)	$ (2,076,885)	$ (1,901,880)
Basic and diluted loss per share	10	$ (0.00)	$ (0.08)	$ (0.08)

		29,313,952	27,564,148	23,448,850

                                    See notes to the consolidated financial statements 76

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIENCY) / EQUITY

(Presented in Canadian Dollars)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' (deficiency) / equity

Balance as at December 31, 2017		21,729,696	$8,786,896	$4,674,092	$277,893	$1,147,979	$ 19,878	$6,119,842	$ (13,262,049)	$ 1,644,689
Share issues:
Shares issued for private placements		5,378,750	851,354	430,646	-	-	-	430,646	-	1,282,000
Share issue costs		-	(55,844)	-	-	-	-	-	-	(55,844)
Share-based payment		-	-	-	-	141,124	-	141,124	-	141,124
Comprehensive loss		-	-	-	-	-	(16,548)	(16,548)	(1,885,332)	(1,901,880)

Balance as at December 31, 2018		27,108,446	9,582,406	5,104,738	277,893	1,289,103	3,330	6,675,064	(15,147,381)	1,110,089
Share issues:
Shares issued for private placements		1,410,000	204,766	77,234	-	-	-	77,234	-	282,000
Share issue costs	8	-	(54,033)	-	-	-	-	-	-	(54,033)
Share-based payment		-	-	-	-	9,369	-	9,369	-	9,369
Comprehensive loss		-	-	-	-	-	20,714	20,714	(2,097,599)	(2,076,885)

Balance as at December 31, 2019		28,518,446	9,733,139	5,181,972	277,893	1,298,472	24,044	6,782,381	(17,244,980)	(729,460)
Share issues:
Shares issued for private placement		4,219,641	283,277	223,080	-	-	-	223,080	-	506,357
Share issue costs	8	-	(21,537)	-	-	-	-	-	-	(21,537)
Comprehensive loss		-	-	-	-	-	(16,786)	(16,786)	(138,911)	(155,697)

Balance as at December 31, 2020		32,738,087	$9,994,879	$5,405,052	$277,893	$1,298,472	$ 7,258	$6,988,675	$ (17,383,891)	$ (400,337)

                                    See notes to the consolidated financial statements 77

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	2020	2019	2018

Cash flows from operating activities
Net loss for the year	$ (138,911)	$ (2,097,599)	$ (1,885,332)
Items not involving cash:
Depreciation	13,303	3,496	-
(Gain) loss on disposal of equipment	-	(6,643)	-
Mineral exploration expenses	-	10,996	23,796
Share-based payment	-	9,369	141,124
Write-down of exploration and evaluation assets	1	1,239,994	-
Write-down of tax deposits	-	41,200	-
Write-down of property deposits	-	-	49,962
Changes in non-cash working capital items:
VAT receivables	(4,880)	5,266	14,358
Due from optionees	(27,355)	11,601	(14,666)
Prepaid expenses and advances	(23,432)	34,674	(24,034)
Other receivables	602	6,540	(93,278)
Investment in PorMining	(765)	-	-
Accounts payable and accrued liabilities	(363,267)	(101,528)	486,711
Accounts payable owed by optionees	29,627	(11,601)	(45,464)
Due from/to related parties	188,949	392,145	39,129
Funds held for optionees	-	-	(167,910)
Exchange difference arising on the translation of foreign subsidiaries	(18,839)	26,841	(23,469)

Net cash provided by (used in) operating activities	(344,967)	(435,249)	(1,499,073)

Cash flows from investing activities
Net proceeds from sale of equipment	-	6,643	-
Property deposits	15,939	116,772	-
Purchase of equipment	(7,452)	(6,567)	(6,810)

Net cash provided by (used in) investing activities	8,487	116,848	(6,810)

Cash flows from financing activities
Proceeds from issuance of common shares	506,357	282,000	1,282,000
Share issue costs	(22,982)	(11,544)	(20,533)

Net cash provided by financing activities	483,375	270,456	1,261,467

Change in cash for the year	146,895	(47,945)	(244,416)
Cash, beginning of the year	58,343	106,288	350,704
Cash, end of the year	$ 205,238	$ 58,343	$ 106,288

Supplementary information:
Interest received	$ 8	$ 148	$ 1,181

Supplemental disclosure with respect to cash flows (Note 12)

                              See notes to the consolidated financial statements 78

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2020.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

•The determination that the Company will continue as a going concern for the next year; and

•The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company’s interest in PorMining is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. Pursuant to the Shareholders’ Agreement entered into by the companies, MAEPA, a wholly-owned subsidiary of the Company, was appointed operator during the Phase I period and the board of directors of PorMining is comprised of three directors appointed by EUL and two by MAEPA. The operator prepares and submits annual budgets and programs to the board for approval. Management has determined that the Company does not have significant influence over PorMining. Accordingly, the investment in PorMining is accounted for at cost and not as an investment in associate (Note 5).

Significant estimates

•The estimate that 50% of the tax deposits will be recovered within one to five years.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

4. EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2019	$ 124,266	$ 76,919	$ 23,302	$ 224,487
Disposal during the year	-	(32,617)	-	(32,617)
Exchange adjustment	(8,199)	(5,074)	(1,537)	(14,810)
As at December 31, 2019	116,067	39,228	21,765	177,060
Exchange adjustment	8,158	2,757	1,530	12,445
As at December 31, 2020	$ 124,225	$ 41,985	$ 23,295	$ 189,505

Accumulated depreciation
As at January 1, 2019	$ 114,132	$ 54,171	$ 22,077	$ 190,380
Depreciation for the year	3,337	9,990	1,165	14,492
Depreciation for the year related to disposals	-	(32,617)	-	(32,617)
Exchange adjustment	(7,591)	(3,757)	(1,477)	(12,825)
As at December 31, 2019	109,878	27,787	21,765	159,430
Depreciation for the year	3,015	10,288	-	13,303
Exchange adjustment	7,784	2,162	1,530	11,476
As at December 31, 2020	$ 120,677	$ 40,237	$ 23,295	$ 184,209

Net book value
As at January 1, 2019	$ 10,134	$ 22,748	$ 1,225	$ 34,107
As at December 31, 2019	$ 6,189	$ 11,441	$ -	$ 17,630
As at December 31, 2020	$ 3,548	$ 1,748	$ -	$ 5,296

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

		Portugal		Kosovo		Germany	Others	Total
	Alvito	Alvalade	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2020	$ -	$ 167,920	$ -	$ 1	$ -	$ -	$ -	$ 167,921
Write-down of property during the year	-	-	-	(1)	-	-	-	(1)
As of December 31, 2020	$ -	$ 167,920	$ -	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2020
Concession fees and taxes	$ -	$ -	$ -	$ 1,841	$ -	$ -	$ -	$ 1,841
Geological salaries and consulting	-	6,872	-	-	8,971	-	-	15,843
Office and administrative fees	-	4,414	-	74	444	-	-	4,932
Rent	-	55,899	-	-	-	-	-	55,899
Site costs	-	1,539	-	53	-	-	-	1,592
Travel	-	236	-	-	-	-	-	236
Reimbursements from optionee	-	(434,982)	-	-	-	-	-	(434,982)
	$ -	$ (366,022)	$ -	$ 1,968	$ 9,415	$ -	$ -	$ (354,639)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	147,900	361,864	545,708	11,839	206,975	4	-	1,274,290
Depreciation	7,191	17,178	91,531	-	-	-	-	115,900
Drilling	472,513	610,197	-	1,180,217	-	-	-	2,262,927
Geological salaries and consulting	1,624,824	6,515,612	4,692,323	119,801	720,879	12,359	-	13,685,798
Geology work	-	-	32,377	891,582	402,515	223,619	140,906	1,690,999
Insurance	5,683	24,173	46,429	14,604	15,007	-	-	105,896
Legal and accounting	177	1,020	1,067	58,158	13,958	-	-	74,380
Office and administrative fees	43,699	253,950	236,040	80,223	101,624	5,255	63,191	783,982
Rent	188,804	606,084	408,092	28,694	88,221	-	20,560	1,340,455
Report	-	-	-	24,232	-	-	-	24,232
Site costs	71,452	194,203	172,925	185,127	194,582	-	8,865	827,154
Travel	75,625	237,367	171,652	60,107	22,478	-	15,326	582,555
Trenching and road work	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(2,149,344)	(8,128,822)	(2,741,482)	(2,834,986)	(45,158)	-	-	(15,899,792)
	$ 488,524	$ 692,826	$ 3,656,662	$ 151,912	$ 1,787,017	$ 252,083	$ 248,848	$ 7,277,872

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“MATSA”) and its wholly-owned subsidiary EUL (collectively “MATSA”) entered into an Earn-In Joint Venture Agreement (the “Agreement”) in respect of the Alvalade project. Pursuant to the Agreement, PorMining, Unipessoal Lda. (“PorMining”) was incorporated on December 17, 2019 to hold assets and develop mineral rights (both as defined) and EUL can earn up to an 85% interest in PorMining. The earning of this interest, subsequent arrangements that may be entered into to explore the assets and, if warranted, the development of one or more projects are referred to as the “Transaction”.

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

•In the event that EUL and/or MAEPA wish to sell or transfer their shares in PorMining, PorMining has a right of first refusal to purchase all or a portion of the shares. To the extent that PorMining does not exercise its right of first refusal to all of the shares, each of EUL and/or MAEPA has a right of first refusal; and

•The Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of PorMining, the parties mutually agree on the termination of the Agreement or as provided for under the Earn-In Joint Venture Agreement.

The effective date of the Transaction is the date that PorMining receives (received on June 15, 2020) the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction is comprised of the following phases:

•Phase I – First Option;

•Phase II – Second Option;

•51/49 Phase; and

•Phase III – Development and Operation

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase I – First Option

Phase I commences on the effective date and continues until the first to occur of the first option exercise date and the termination of the first option. During Phase I, MAEPA will grant EUL the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from the effective date or the issue (issued on June 15, 2020) of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. EUL’s right to maintain its 51% interest is conditional upon MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 was received in December 2019 and the remaining €200,000 was received in June 2020);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date and €1,200,000 in the next 24 months) on or before three years from the effective date or the issue of the EEL.

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

During Phase I, MAEPA will act as the operator of the mineral rights. PorMining will pay MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by MATSA and which shall form part of the first option expenditures. During the year 2020, €54,166 ($82,864) was received and has been included in reimbursements from optionee. In all other phases, PorMining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of EUL and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

During Phase I, EUL will fund 100% of all maintenance payments (as defined) and approved work programs.

As of December 31, 2020, MATSA has funded a total of €464,450 on the Alvalade project, including the €100,000 guarantee with DGEG. Subsequently, MATSA funded another €502,000.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase II – Second Option

Phase II commences on the first option exercise date and continues until the first to occur of the second option exercise date and the termination of the second option. On the first option exercise date, the Company will grant EUL the sole and exclusive right and option to acquire an additional 34% (for an aggregate 85% interest) in PorMining (the second option). EUL’s right to exercise the second option is conditional on MATSA satisfying the second option conditions as follows:

•Preparing, funding and delivering to PorMining a feasibility study on the mineral rights within five years of the issuance of the EEL or, provided that DGEG grants an extension to all or part of the EEL, the time period for when the second option conditions must be met shall be extended to a maximum of two additional years, for a total of seven years after the issuance of the original EEL;

•Making proper application for a mining license before the end of the term of the EEL; and

•Making all progress payments to Antofagasta as set out in the Debt Cancellation Agreement dated June 12, 2017 as follows:

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

51/49 Phase

The 51/49 Phase commences on termination of the second option and continues until the deemed conversion of the interest of a party to a royalty. During the 51/49 Phase, PorMining will remain the operator subject to the terms of the Agreement and the shareholders’ agreement and the activities of the parties with respect to the mineral rights will continue to be governed by the shareholder’s agreement.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

During fiscal 2020, the Company dropped the Alvito property.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

During fiscal 2019, the Company had applied to DGEG to drop Mertola licenses and as of December 31, 2020, DGEG had not processed such requests.

During fiscal 2018, the Company let the Covas license lapse after Blackheath Resources Inc. (“Blackheath”) terminated the earn-in agreement in March 2018.  As part of the termination, the Company incurred an additional amount of $33,844 (€21,684) as of December 31, 2020 which subsequently was reimbursed by Blackheath.

	December 31, 2020	December 31, 2019

Due from optionees
Covas - Blackheath	$ 33,844	$ 31,622
Alvalade - PorMining	27,405	-
	$ 61,249	$ 31,622

Kosovo

The Company, through its 100% holding in Innomatik, held one exploration license in Kosovo:

•Metovit (subsequently dropped)

Slivovo license:

Byrnecut International Limited (“Byrnecut”) earned an 85% interest in the Slivovo property after forwarding $2,834,986 (€2,000,000) for the Slivovo property to the Company and completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the Slivovo license into Peshter Mining with Byrnecut being the operator. Avrupa’s interest in Peshter Mining was subsequently diluted to below 10%, resulting in the Company’s interest in Peshter Mining being converted into a 2% Net Smelter Return.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Slivovo license: (Continued)

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license.  During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo.  Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government and IEK reapplied for the vacated license. The application was reviewed by the board of directors of the Mining Bureau, but no decision was made by the time of their final meeting of their term in office, leaving the decision to a new incoming board of directors.  While a new board has not been appointed, the Company remains in discussion with the Mining Bureau concerning the issuance of a new exploration license for the Slivovo property. As of December 31, 2020, the Company wrote off $1.

As consideration for Byrnecut ensuring that Peshter Mining complies with its obligations under the TS, IEK must pay to Byrnecut milestone cash payments totaling €375,000 and milestone gold payments totaling 850 troy ounces of gold as follows:

Cash

•€125,000 within 30 days of the first to occur of the completion of a positive bankable feasibility study or the board of directors of IEK making a decision to proceed with the development of a commercial mining operation in respect of all or any part of the tenement area;

•€125,000 within 30 days of issue of a mining license in respect of all or any party of the tenement area; and

•€125,000 within 30 days of commencement of construction of a mine within the tenement area.

Gold

•100 troy ounces within 30 days of commencement of commercial production (“CCP”);

•175 troy ounces within 30 days of the one-year anniversary of CCP;

•250 troy ounces within 30 days of the two-year anniversary of CCP; and

•325 troy ounces within 30 days of the three-year anniversary of CCP.

Germany

The Company had earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (“Beak”) by spending €140,000.  There was no royalty attached to the property. During fiscal 2020, the Company dropped the property.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

6. PROPERTY DEPOSITS / TAX DEPOSITS

Property deposits:

As of December 31, 2020, the Company had a total of $1,561 (€1,000) (December 31, 2019: $17,500 (€12,000)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled.  The Company accepted this ruling.  The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another three to four years.

7. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2020, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)Share consolidation

On December 21, 2020, the Company consolidated its share capital on the basis of one new share for every 4 old shares. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

(c)Share issuances:

i.On March 26, 2018, the Company completed a non-brokered private placement by issuing 1,718,750 units (“Unit”) at a price of $0.32 per Unit for gross proceeds of $550,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 2-year period at a price of $0.48.  The warrants were ascribed a value of $172,137.

In connection with the financing, a total of $19,019 share issue costs were incurred.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(c)Share issuances: (Continued)

ii.On November 9, 2018, the Company closed the first tranche of a non-brokered private placement by issuing 2,500,000 units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $500,000, and on December 17, 2018 closed the second tranche of $232,000 by issuing 1,160,000 units at a price of $0.20 per Unit. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.40 until November 9, 2021 for the first tranche and until December 17, 2021 for the second tranche.  The warrants were ascribed a value of $179,897 and $78,612 respectively. If however the closing price of the Company’s shares are $0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

In connection with the financing, a total of $36,825 share issue costs were incurred.

iii.On February 25, 2019, the Company completed the third tranche of a non-brokered private placement by issuing 500,000 units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $100,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.40. The warrants were ascribed a value of $35,234. If however the closing price of the Company’s shares are $0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

In connection with the financing, a total of $29,673 share issue costs were incurred.

iv.On December 18, 2019, the Company completed a non-brokered private placement by issuing 910,000 units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $182,000. Each Unit consists of one common share and one half of one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 until December 18, 2021. The warrants were ascribed a value of $42,000.

In connection with the financing, a total of $24,360 share issue costs were incurred.

v.On October 23, 2020, the Company completed a non-brokered private placement by issuing 4,219,641 units (“Unit”) at a price of $0.12 per Unit for gross proceeds of $506,357. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 until October 23, 2023. The warrants were ascribed a value of $223,080.

In connection with the financing, a total of $21,537 share issue costs were incurred.

(d)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

On December 21, 2020, the Company’s stock options were consolidated on a 4 for 1 basis and the exercised prices were reflected as such (Note 7(b)).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(d)Share Purchase Option Compensation Plan: (Continued)

Stock option transactions and the number of stock options for the year ended December 31, 2020 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2019	Granted	Exercised	cancelled	2020
July 15, 2020	$0.40	503,750	-	-	(503,750)	-
September 26, 2021	$0.72	393,750	-	-	-	393,750
April 26, 2022	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
Options outstanding		1,730,750	-	-	(503,750)	1,227,000
Options exercisable		1,730,750	-	-	(503,750)	1,227,000
Weighted average exercise price		$0.47	$Nil	$Nil	$0.40	$0.50

As of December 31, 2020, the weighted average contractual remaining life is 1.53 years (December 31, 2019 – 1.95 years).

Stock option transactions and the number of stock options for the year ended December 31, 2019 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2018	Granted	Exercised	cancelled	2019
March 3, 2019	$0.66	50,000	-	-	(50,000)	-
July 15, 2020	$0.40	503,750	-	-	-	503,750
September 26, 2021	$0.72	393,750	-	-	-	393,750
April 26, 2022	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	-	45,750	-	-	45,750
Options outstanding		1,735,000	45,750	-	(50,000)	1,730,750
Options exercisable		1,735,000	45,750	-	(50,000)	1,730,750
Weighted average exercise price		$0.48	$0.20	$Nil	$0.66	$0.47

Stock options transactions and the number of stock options for the year ended December 31, 2018 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2017	Granted	Exercised	cancelled	2018
October 16, 2018	$0.40	286,250	-	-	(286,250)	-
March 3, 2019	$0.66	50,000	-	-	-	50,000
July 15, 2020	$0.40	503,750	-	-	-	503,750
September 26, 2021	$0.72	393,750	-	-	-	393,750
April 26, 2022	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	-	450,000	-	-	450,000
March 26, 2023	$0.40	-	10,000	-	-	10,000
Options outstanding		1,561,250	460,000	-	(286,250)	1,735,000
Options exercisable		1,561,250	460,000	-	(286,250)	1,735,000
Weighted average exercise price		$0.49	$0.40	$Nil	$0.40	$0.48

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(d)Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2020, 2019 and 2018 were:

	2020	2019	2018
Risk-free interest rate	n/a	1.33%	1.25%
Expected life	n/a	5 years	5 years
Expected volatility	n/a	123.92%	130.43%
Expected dividend yield	n/a	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(e)Finder’s Options:

On December 21, 2020, the Company’s finder’s options were consolidated on a 4 for 1 basis and the exercised prices were reflected as such (Note 7(b)).

The continuity of finder’s options for the year ended December 31, 2019 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
July 4, 2019	$0.40	102,813	-	-	(102,813)	-
Outstanding		102,813	-	-	(102,813)	-
Weighted average exercise price		$0.40	$Nil	$Nil	$0.40	$Nil

The continuity of finder’s options for the year ended December 31, 2018 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
July 14, 2018	$0.40	24,750	-	-	(24,750)	-
July 4, 2019	$0.40	102,813	-	-	-	102,813
Outstanding		127,563	-	-	(24,750)	102,813
Weighted average exercise price		$0.40	$Nil	$Nil	$0.40	$0.40

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(f)Warrants:

On December 21, 2020, the Company’s warrants were consolidated on a 4 for 1 basis and the exercised prices were reflected as such (Note 7(b)).

The continuity of warrants for the year ended December 31, 2020 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2019	Issued	Exercised	Expired	2020
March 26, 2020	$0.48	1,718,750	-	-	(1,718,750)	-
July 12, 2020	$0.60	2,542,500	-	-	(2,542,500)	-
November 9, 2021 (1)	$0.40	2,500,000	-	-	-	2,500,000
December 17, 2021 (1)	$0.40	1,160,000	-	-	-	1,160,000
December 18, 2021	$0.20	455,000	-	-	-	455,000
February 25, 2022 (1)	$0.40	500,000	-	-	-	500,000
October 23, 2023	$0.20	-	4,219,641	-	-	4,219,641
Outstanding		8,876,250	4,219,641	-	(4,261,250)	8,834,641
Weighted average exercise price		$0.46	$0.20	$Nil	$0.55	$0.29

(1)These warrants have a forced exercise price. If the closing price of the Company’s shares is $0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

As of December 31, 2020, the weighted average contractual life is 1.82 years (December 31, 2019 – 1.20 years).

The continuity of warrants for the year ended December 31, 2019 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
July 4, 2019	$0.60	3,386,750	-	-	(3,386,750)	-
March 26, 2020	$0.48	1,718,750	-	-	-	1,718,750
July 12, 2020	$0.60	2,542,500	-	-	-	2,542,500
November 9, 2021 (1)	$0.40	2,500,000	-	-	-	2,500,000
December 17, 2021 (1)	$0.40	1,160,000	-	-	-	1,160,000
December 18, 2021	$0.20	-	455,000	-	-	455,000
February 25, 2022 (1)	$0.40	-	500,000	-	-	500,000
Outstanding		11,308,000	955,000	-	(3,386,750)	8,876,250
Weighted average exercise price		$0.52	$0.30	$Nil	$0.60	$0.46

The continuity of warrants for the year ended December 31, 2018 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
July 14, 2018	$0.60	2,730,000	-	-	(2,730,000)	-
July 4, 2019	$0.60	3,386,750	-	-	-	3,386,750
July 12, 2020	$0.60	2,542,500	-	-	-	2,542,500
March 26, 2020	$0.48	-	1,718,750	-	-	1,718,750
November 9, 2021 (1)	$0.40	-	2,500,000	-	-	2,500,000
December 17, 2021 (1)	$0.40	-	1,160,000	-	-	1,160,000
Outstanding		8,659,250	5,378,750	-	(2,730,000)	11,308,000
Weighted average exercise price		$0.60	$0.43	$Nil	$0.60	$0.52

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(f)Warrants: (Continued)

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2020, 2019 and 2018 were:

	2020	2019	2018
Risk-free interest rate	1.46%	1.55%	1.14%
Expected life	3 years	2.52 years	2.68 years
Expected volatility	149.71%	118.63%	108.87%
Expected dividend yield	Nil	Nil	Nil

8. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2020

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (e) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

For the year ended December 31, 2019

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (e) Chief Executive Officer, Director	$ 163,766	$ Nil	$ Nil	$ Nil	$ 53,482	$ Nil	$ 217,248
PaulL.Nelles(c) Director	$ 8,070	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 8,070
FrankHogel Director	$ Nil	$ ,Nil	$ Nil	$ Nil	$ Nil	$ 5,530	$ 5,530

For the year ended December 31, 2018

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (e) Chief Executive Officer, Director	$ 253,968	$ Nil	$ Nil	$ Nil	$ 61,430	$ 11,505	$ 326,903
WinnieWong ChiefFinancialOfficer	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 9,588	$ 9,588
PaulL.Nelles(c) Director	$ 19,950	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,670	$ 27,620
FrankHogel Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,670	$ 7,670
MarkT.Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 9,588	$ 9,588
PaulDircksen Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,670	$ 7,670
RossStringer Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,670	$ 7,670
AdrianoBarros(f)	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 5,369	$ 5,369

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party liabilities

Years ended
	Services / Advances	December 31, 2020	December 31, 2019	December 31, 2018	As at	As at
					December 31, 2020	December 31, 2019
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services	$ 132,435	$ 198,158	$ 228,455	$ 456,055 (b)	$ 319,029
Paul W. Kuhn (e)	Consulting, salaries, housing allowance and share-based payment	$ 150,000	$ 217,248	$ 326,903	$ 282,633	$ 203,519
Mark T. Brown (d)	Short-term loan and expense reimbursement	$ Nil	$ 16,000	$ Nil	$ Nil	$ 16,518
Paul L. Nelles (c)	Salaries and share-based payment	$ Nil	$ 8,070	$ 27,620	$ 15,608	$ 14,583
Mineralia (f)	Consulting	$ Nil	$ Nil	$ 157,536	$ Nil	$ 14,948
Adriano Barros (f)	Share-based payment	$ Nil	$ Nil	$ 5,369	$ Nil	$ Nil
TOTAL:		$ 282,435	$ 439,476	$ 745,883	$ 754,296	$ 568,597

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)Includes a $56,008 advance, that is non-interest bearing without specific terms of repayment.

(c)Paul L. Nelles is a director of Innomatik.

(d)Mark T. Brown is a director of the Company. The amount included a $16,000 advance (paid), a non-interest bearing loan without specific terms of repayment.

(e)On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

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

(f)Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

9.LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totalling $11,159 (€7,150) as of December 31, 2020, including interest calculated at 5.635%, and maturing on April 5, 2022.

	December 31, 2020		December 31, 2019

Long-term loan	$ 10,638	€ 6,816	$ 16,902	€ 11,590
Less: current portion of long-term loan	7,900	5,062	6,963	4,774
	$ 2,738	€ 1,754	$ 9,939	€ 6,816

Payment schedule of long-term loan
Year 1	$ 8,370	€ 5,363	$ 7,821	€ 5,363
Year 2	2,789	1,787	7,821	5,363
Year 3	-	-	2,607	1,788
	11,159	7,150	18,249	12,514
Less: imputed interest	446	286	1,224	839
Other fees	75	48	123	84
	$ 10,638	€ 6,816	$ 16,902	€ 11,591

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2020 was based on the loss attributable to common shareholders of $138,911 (2019 – $2,097,599; 2018 – $1,885,332) and a weighted average number of common shares outstanding of 29,313,952 (2019 – 27,564,148; 2018 – 23,448,850).

Diluted loss per share did not include the effect of 1,227,000 share purchase options and 8,834,641 warrants outstanding at year end (2019 – 1,730,750 share purchase options and 8,876,250 warrants; 2018 – 1,735,000 share purchase options, 102,813 finder’s options and 11,308,000 warrants) as they are anti-dilutive.

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

(a)Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal and Kosovo and property deposits are held by Portuguese regulatory authorities.  Amounts are receivable from optionees.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2020, the Company had cash of $205,238 (December 31, 2019 - $58,343), VAT receivables of $21,922 (December 31, 2019 - $17,042) and other receivables of $28,494 (December 31, 2019 - $29,096) to settle current liabilities, net of accounts payable owed by optionees, of $924,762 (December 31, 2019 - $1,099,588).

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

(e)Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary liabilities of $29,700 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $200.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

The following table sets forth the Company’s financial assets classified as subsequently measured at amortized cost as at December 31, 2020 and 2019.

As at December 31, 2020	Level 1	Level 2	Level 3	Total
Assets:
Cash	$205,238	$-	$-	$205,238
Due from optionees	61,249	-	-	61,249
Other receivables	28,494	-	-	28,494
Property deposits	1,561	-	-	1,561
	$296,542	$-	$-	$296,542

As at December 31, 2019	Level 1	Level 2	Level 3	Total
Assets:
Cash	$58,343	$-	$-	$58,343
Due from optionees	31,622	-	-	31,622
Other receivables	29,096	-	-	29,096
Property deposits	17,500	-	-	17,500
	$136,561	$-	$-	$136,561

The financial liabilities are classified as measured at amortized cost.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2020, 2019 and 2018 were as follows:

•$Nil (2019 - $10,996; 2018 - $23,796) in mineral exploration expenses was related to depreciation; and

•As at December 31, 2020, a total of $1,805 (2019 - $Nil; 2018 - $3,311) in share issue costs were included in accounts payable and accrued liabilities and $74,550 (2019 - $77,800; 2018 - $32,000) were included in due to related parties.

13. MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants and share purchase options as capital (see Note 7).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

14. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2020	2019	2018

Net loss	$ (138,911)	$ (2,097,599)	$ (1,885,332)

Expected income tax recovery	$ (37,000)	$ (566,352)	$ (509,040)
Effect of foreign tax rate	(16,000)	46,724	145,825
Non-deductible items	1,000	112,279	38,513
Deductible items	(6,000)	(15,196)	(15,911)
Unrecognized benefit of non-capital losses	58,000	422,545	340,613
	$ -	$ -	$ -

The significant components of the Company’s deferred income tax assets are as follows:

	2020	2019

Deferred income tax assets
Non-capital loss carryforwards	$ 1,945,000	$ 1,854,696
Allowable capital losses	9,000	-
Share issue costs	23,000	31,166
	1,977,000	1,885,862
Valuation allowance	(1,977,000)	(1,885,862)
Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $7,201,500 in Canada (2019 - $6,868,500). These losses, if not utilized, will expire through to 2040.  Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.  The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	854,000
2018	2038	657,000
2019	2039	575,000
2020	2040	476,000
		$ 7,201,500

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2020	December 31, 2019
Non-current assets
Portugal	$ 216,743	$ 244,251
Kosovo	-	1
	$ 216,743	$ 244,252

Years ended
	December 31, 2020	December 31, 2019
Mineral exploration expenses
Portugal	$ 68,960	$ 520,500
Kosovo	11,383	45,927
	$ 80,343	$ 566,427

16. EVENT AFTER THE REPORTING PERIOD

Subsequent to December 31, 2020, the Company incorporated a wholly-owned subsidiary AVU Kosova LLC.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Presented in Canadian Dollars)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 25, 2021	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer