Form 20-F
period 2021-12-31
AVRUPA MINERALS LTD.
filed 2023-04-03
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________________

Commission file number: 000-54728

Avrupa Minerals Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 410 – 325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Winnie Wong, Chief Financial Officer

410-325 Howe Street. Vancouver, BC V6C 1Z7, Canada

Phone: 604-687-3520 Ext 236          Email: wwong@pacificopportunity.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

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

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Check whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrants executive officers during the relevant recovery period pursuant to 240.10D-1(b).    ☐

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

Yes ☐ No ☒

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Avrupa is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period. The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 73

2

Avrupa Minerals Ltd.

Form 20-F Annual Report

Table of Contents

Part I5

Item 1. Identity of Directors, Senior Management and Advisors5

Item 2. Offer Statistics and Expected Timetable5

Item 3. Key Information5

Item 4. Information on the Company12

Item 5. Operating and Financial Review and Prospects38

Item 6. Directors, Senior Management and Employees47

Item 7. Major Shareholders and Related Party Transactions55

Item 8. Financial Information56

Item 9. Offer and Listing of Securities57

Item 10. Additional Information60

Item 11. Disclosures About Market Risk72

Item 12. Description of Securities Other than Equity Securities72

Part II72

Item 13. Defaults, Dividend Arrearages and Delinquencies72

Item 14. Modifications of Rights of Securities Holders and Use of Proceeds72

Item 15. Controls and Procedures72

Item 16. Reserved73

Item 16A. Audit Committee Financial Expert73

Item 16B. Code of Ethics74

Item 16C. Principal Accounting Fees and Services74

Item 16D. Exemptions from the Listing Standards for Audit Committees74

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers74

Item 16F. Change in Registrant’s Certifying Accountant74

Item 16G. Corporate Governance74

Item 16H. Mine Safety Disclosure74

Part III75

Item 17. Financial Statements75

Item 18. Financial Statements75

Item 19. Exhibits75

Signature Page112

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

The selected financial data of the Company for the Years Ended December 31, 2021, 2020 and 2019, were audited by DeVisser Gray LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the Years Ended December 31, 2018 and 2017 were derived from the financial statements of the Company which have been also audited by DeVisser Gray LLP, Chartered Accountants, but are not included herein.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. All per share amounts have been adjusted for the 1 for 4 share consolidation effective December 21, 2020.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017

Total Revenues	$0	$0	$0	$0	$0
Net Loss	$6	$139	$2,097	$1,885	$1,906
Comprehensive Loss	$14	$156	$2,076	$1,902	$1,880
Loss Per Share	$0.00	$0.00	$0.08	$0.08	$0.08
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares	32,738	29,314	27,564	23,449	20,197
Working Capital (deficiency)	($642)	($614)	($964)	($448)	$27
Exploration and Evaluation Assets	$168	$168	$168	$1,408	$1,408

Long-Term Debt	$0	$3	$10	$18	$24
Shareholder’s Equity (deficiency)	($415)	($400)	($729)	$1,110	$1,645
Total Assets	$389	$588	$412	$1,938	$2,130

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent annual periods December 31st, the average rates for the period, and the range of high and low rates for the period.

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/21	$ 1.26	$ 1.29	$ 1.20	$ 1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25

Three Months Ended 12/31/21	$ 1.27	$ 1.29	$ 1.23	$ 1.28
Three Months Ended 9/30/20	1.26	1.29	1.23	1.27
Three Months Ended 6/30/20	1.23	1.26	1.20	1.24
Three Months Ended 3/31/20	1.27	1.28	1.24	1.26

Three Months Ended 12/31/20	$ 1.30	$ 1.34	$ 1.27	$ 1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36
Three Months Ended 3/31/20	1.36	1.45	1.30	1.41

Three Months Ended 12/31/19	$ 1.30	$ 1.33	$ !.30	$ !.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.33	1.35	1.30	1.31
Three Months Ended 3/31/19	1.32	1.36	1.31	1.34

December 2021		$ 1.29	$ 1.27	$ 1.28
November 2021		1.28	1.24	1.28
October 2021		1.27	1.23	1.24
September 2021		1.28	1.25	1.27
August 2021		1.29	1.25	1.26
July 2021		1.28	1.23	1.25

The exchange rate was $1.28 on December 31, 2021.

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

The effects of a global pandemic, including the COVID-19 outbreak, may have a negative effect on the Company’s operations and financial condition

The World Health Organization declared the novel coronavirus COVID-19 as a pandemic in March 2020. This declaration has led to numerous emergency measures being instituted in many countries, including the United States, Canada and Peru. These measures include government and business closures, stay-at-home orders, and limitations placed on work and travel. The continued outbreak of COVID-19, or any other pandemic, could materially and adversely impact the Company’s operations including mineral exploration, its joint-ventures, receipt of necessary government approvals, and regulatory compliance. It may also have a negative effect on the equity and debt markets, which may make raising additional capital more difficult or not available. The full extent of such impacts is outside the Company’s control and may have a significant negative effect on the Company’s operations and financial condition.

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

In Finland, the Ministry of Employment and the Economy is responsible for overseeing mining and exploration activities under the Mining Act, which was issued in June 2011. Currently, an exploration permit is required to conduct most exploration activities, while a mining permit is required to exploit any mineral deposit. Annual exploration permit fees range from €20 per hectare in the permit’s first 4 years to €50 per hectare in year 11 and beyond. However, the government has recently proposed changes to the existing act which would grant greater control over mining operations to local areas while increasing license fees.

Mineral exploration and mining activities in Portugal, Kosovo and Finland may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2021. The qualification was included as a result of the Company having no current source of revenue, incurring losses since inception, and the need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. Market demand for products incorporating resource commodities fluctuate from one business cycle to the next. The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

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

The authorized share capital of the Company consists of an unlimited number of common shares. As of December 31, 2021, there were 32,738,087 common shares outstanding after adjustment for the 1 for 4 share consolidation effective December 21, 2020.

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

As of December 31, 2021, the Company has the following subsidiaries:

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

The Company, through its holding in MAEPA, holds one exploration license in Portugal within the Portuguese portion of the Iberian Pyrite Belt in the southern portion in the country. The Alvalade license have been issued to MAEPA by the government of Portugal.

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% net smelter royalty (“NSR”), payable to the government of Portugal.

In December 2021, the Company signed a binding letter agreement with Akkerman Exploration B.V., a Dutch holding company, to acquire a 100% interest in Akkerman Finland OY (“AFOy”). AFOy owns three mineral reservations in the past-producing and high prospective Vihanti-Pyhäsalmi VMS district in central Finland and a fourth reservation covering under-explored gold targets in a greenstone belt-hosted major shear zone.

In February 2022, the Company issued 3,800,000 common shares at a deemed price of $0.075 per share to settle outstanding debt of $285,000.

In March 2022, the Company closed the private placement of 16,666,667 common stock units at a price of $0.075 per unit for gross proceeds of $1,250,000. Each unit is comprised of one common share and one common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.125 until February 28, 2025. The funds will be used for the acquisition and exploration of the four new exploration projects in Finland and for working capital.

Business Overview

The Company currently has interests in mineral exploration projects located in Portugal and Kosovo. The Company is also acquiring a 100% interest in Akkerman Finland OY, which holds four mineral reservations in Finland. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

Mineral Properties

The Company currently has interests in 6 mineral exploration properties, including 1 property in Portugal, 1 property in Kosovo, and 4 mineral exploration reservations in Finland. All of the Company's properties are currently at the exploration stage.

Portugal

The Company through its subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

Exploration licenses in Portugal typically have duration of 2+1+1+1 years. In addition, all licenses have a 3% NSR attached which may be negotiated downwards in certain instances.

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

Despite exploration properties located on sites with historical operations, the Company does not have any potential environmental liabilities associated with its Alvalade license.

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

MATSA Joint-Venture Agreement

In November 2019, the Company signed a definitive joint-venture agreement with Minas de Aguas Teñidas, S.A. (“MATSA”) to form an earn-in exploration and exploitation joint venture on the Alvalade property. MATSA is a private Spanish mining company which owns and operates three mines in the province of Huelva, Andalusia, Spain. MATSA also holds 1,000 km2 of exploration licenses in the Iberian Pyrite Belt. MATSA is a 50:50 joint venture company of Mubadala Investment Company, and Trafigura, an independent commodity trading and logistics house.

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“MATSA”) and its wholly-owned subsidiary Emisurmin Unipessoal Ltda. (“EUL”) (collectively “MATSA”) entered into an Earn-In Joint Venture Agreement (the “Agreement”) with respect to the Alvalade project.

Pursuant to the Agreement, PorMining Lda. (“PorMining”) was incorporated on December 17, 2019 to hold assets and develop mineral rights. EUL can earn up to an 85% interest in PorMining Lda. Subsequent arrangements to explore and, if warranted, develop those assets may also be entered into.

On March 27, 2020, MAEPA and EUL entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of PorMining into two portions, representing 51% and 49% of the company’s share capital, and sold the 51% portion to EUL for the nominal value of €510.

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

•In the event that EUL and/or MAEPA wish to sell or transfer their shares in PorMining, PorMining has a right of first refusal to purchase all or a portion of the shares. To the extent that PorMining does not exercise its right of first refusal to all of the shares, each of EUL and/or MAEPA has a right of first refusal; and,

•The Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of PorMining, the parties mutually agree on the termination of the Agreement or as provided for under the Earn-In Joint Venture Agreement.

The effective date of the Transaction is the date that PorMining receives (received on June 15, 2021) the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction is comprised of the following phases:

•Phase I – First Option;

•Phase II – Second Option;

•51/49 Phase; and

•Phase III – Development and Operation

Phase I – First Option

Phase I commences on the effective date and continues until either the first option exercise date and the termination of the first option, whichever comes first.

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

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date [met] and €1,200,000 in the next 24 months) on or before three years from the effective date or the issue of the EEL.

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

During Phase I, MAEPA will act as the operator of the mineral rights. PorMining will pay MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by MATSA and which shall form part of the first option expenditures. During the year 2021, €100,000 ($148,280) was received and has been included in reimbursements from optionee. In all other phases, PorMining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of EUL and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

During Phase I, EUL will fund 100% of all maintenance payments (as defined) and approved work programs.

As of December 31, 2021, MATSA has funded a total of €2,167,000 in cash deposits to PorMining for the Alvalade project, not including the refundable €100,000 guarantee with DGEG. In addition, EUL paid € 156,017 directly to a geophysical contractor for services rendered to the Project. Subsequent to December 31, 2021, MATSA funded another €76,983.

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

•having been received from DGEG;

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

Exploration History

First-pass review of re-processed regional gravity and magnetics covering the Alvalade license led to the identification of up to ten target areas on the potential Alvalade JV property. The Company upgraded three of these areas – Aldeia dos Elvas, Monte da Bela Vista, and Azinheira dos Barros – and defined drill targets in all three areas.

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

In March 2013, the Company commenced the Phase 3 drill program. The program was planned for up to 10 drill holes totaling approximately 4,500 to 5,000 meters. Drilling was planned for several areas along the Neves Corvo and Aljustrel target trends, as the Company developed a total of 23 new, high quality targets. The first part of the program targeted the Monte da Bela Vista area where Phase 1 and Phase 2 drill holes MBV01 and MBV02 intersected copper and gold vein mineralization, and around the formerly producing mines at Canal Caveira and Lousal. Drill results continue to show positive potential at Monte da Bela Vista. Drill hole MBV03 intersected several zones of stockwork quartz-sulfide mineralization, including a 65-meter wide zone at a depth of 426 to 491 meters.

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

On February 3, 2016, the Company announced results from the drilling. Analytical results from four diamond drill holes completed in late 2015 in the area of previously-drilled SES010 (58 meters @ 0.32% Cu, 0.61% Pb, 1.95% Zn, 0.45 g/t Au, 25 g/t Ag) confirm and extend the massive sulfide lens to a present length of 300 meters with a 35-40 meter thickness. The lens is open to the northwest and down dip to the northeast. Following are the results from this drilling.

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

On November 30, 2018, the Company announced startup of drilling at the Alvalade project to enlarge and upgrade at least two lenses of copper- and zinc-bearing massive sulfide mineralization discovered by Avrupa during previous exploration work in the target area. The Company completed six holes totaling 2,498 meters. The drilling program successfully tested a new exploration model and concepts, with the following important results:

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

A new drill program began on the project in December 2020. In previous work at Sesmarias, Avrupa outlined four immediate target zones around the massive sulfide discovery, beyond downdip targets along the actual mineral lenses, Lens 2, Lens 8, and Lens 10. To date, Lens 8 has seen the least amount of development. Re-logging of previous Avrupa drilling by company and partner geologists along the Sesmarias discovery zone is providing an enhanced look into the targeting for new, additional mineralization. The first holes in this drilling phase will be set to extend Lens 8 towards the area of the “Northern Deep” targets, which will be designated the Brejo area, for both strike-length and dip-length extensions of the copper-zinc-iron sulfide zone. In total, the Company expects to drill 7-8,000 meters in the current program.

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

Drill hole SES21-033 was designed to target potential downdip massive sulfide mineralization beneath holes SES008 and SES20-031. Following the completion of SES21-033, the Company moved to the northwest of SES008 to potentially increase the strike length of the 8 Lens. At the same time, the geological team continued to assess the historical core in the Brejo area, and started to map geological structures visible in the old Lousal Mine workings. Initial work there clearly shows similarity of ore control characteristics to what we now know about the Sesmarias massive sulfide mineralization.

On June 9, 2021, the Company presented an interim progress report covering drilling at the Alvalade Project. Highlights include:

Section 000

The Company drilled five holes, in different phases of drilling, on Section 000. From west to east, the holes are SES21-032, SES008, SES21-033, SES21-036, and SES21-037.

SES21-032. This hole cut the mineral horizon black shales, but above and distal to massive sulfide mineralization, as shown in the cross section below. Results included low anomalous levels of important indicator metals, including arsenic, antimony, manganese, and molybdenum. Copper, lead, and zinc showed weakly elevated levels, as well, suggesting some measure of proximity to massive mineralization in the subsequent drill holes. This kind of geochemical pattern will assist in vectoring towards mineralization in future target areas.

SES008. The Company drilled the 8 Lens discovery hole in 2014, and reported 5.0 meters of 0.64% copper, 0.94% lead, and 1.54% zinc. Massive sulfide mineralization lies within a wider zone of 33.1 meters of sulfide-bearing black shales and volcanics. The entire sulfide zone is bounded, top and bottom, by faulting.

SES21-033. Discovery of downdip massive sulfide mineralization of the 8 Lens in SES21-033, collared five meters northeast of SES008. After passing through the upper bounding fault zone, the hole intercepted 31.4 meters of disseminated, laminated, and stockwork sulfide mineralization, beginning from a depth of 331.6 meters and continuing downwards to 363.0 meters. Total amount of sulfides generally increases with depth, as do anomalous levels of copper, lead, and zinc. Significant copper-lead-zinc mineralization in massive sulfide material begins at 363.0 meters and terminates at 385.25 meters at the lower fault. The complete mineral zone, bounded by faults, totals 53.65 meters.

Hole SES21-033 Intercept information

Meters	From	To	Cu (%)	Zn (%)	Pb (%)
22.25	363.00	385.25	0.42	2.07	1.05
Including:
6.00	375.60	381.60	0.38	4.14	2.04
And:
4.65	380.60	385.25	0.66

Section 050 N.

The Company drilled two holes on Section 050 N, located 50 meters north of Section 000. Prior to drilling we suspected possible east-west faulting between the two sections, with unknown transposition between the north side and south side of the fault.

SES21-034 and SES21-035. These two holes targeted the northerly continuation of the 8 Lens in roughly the same geological position of the massive sulfide zone intersected in SES21-033. However, geological complications caused by faulting and folding of the target units appear, for all practical appearances, to have transposed the massive sulfide targets somewhat to the east. As both drill holes now appear to have been collared too far to the west, the results indicate that the Company drilled over the potential massive sulfide zone, just as SES21-032 did in Section 000. SES21-034 crossed mineral horizon gray and black shales with elevated results in indicator metals arsenic and antimony, as well as lead. SES21-035 crossed 12.2 meters of stockwork sulfides in mineral horizon black shales from 333.90 meters to 346.10 meters. Geochemical results show anomalous gold, silver, copper, lead, and zinc levels, as well as elevated indicator metals antimony and arsenic, suggesting close proximity to a potential massive sulfide zone.

SES21-036. This hole was collared 30 meters to the northeast of SES21-033. In hole 036, the entire fault-bounded zone of sulfide-bearing black shales and volcanics increases to 80.2 meters, with 17.0 meters of massive sulfide mineralization visible in the core. The hole entered the sulfide mineralized zone at 342.90 meters, with increasing and more intense stockwork mineralization followed by semi-massive sulfides downwards to 406.10 meters. Metal values increase downhole with increased amounts of sulfides. The drillhole passed through semimassive sulfides at this point, and continued through massive mineralization to 423.10 meters, where it is truncated by a fault. The mass also shows internal higher-grade base metal zonation. Further review is necessary to assist in vectoring towards the potential high-grade portions of the deposit.

Meters	From	To	Cu (%)	Zn (%)	Pb (%)
17.00	406.10	423.10	0.39	2.11	1.10
Including:
4.00	411.10	415.10	0.33	4.41	2.26
And:
7.00	415.10	422.10	0.47
And:
2.00	413.10	415.10
Total copper zone (semi-massive to massive sulfides)
56.00	367.10	423.10	0.30

SES21-037. To attempt to further increase the downdip projection of the 8 Lens, this hole was collared 30 meters to the northeast of SES21-036 along Section 000. However, the massive sulfide body appears to be thinning with depth, and increased faulting surely complicates the sulfide mineralized zone in SES21-037. Geological review is ongoing. Sampling will commence upon completion of the review and compilation of the new information.

Geological and geochemical results from drilling along Section 000 suggest a downdip projection of about 150 meters of massive sulfides on this section, up to 20 meters thick, and lying within a wider package of lower grade stockwork/replacement sulfide mineralization. Results from both a recent mise-a-la-masse geophysical study and a coincident grid geochemical survey covering the overall 8 Lens target area suggest further massive sulfide potential, both to the northwest and to the southeast.

Section 070 S.

Previous drilling at SES20-031 and at SES028 suggests that massive sulfide mineralization could continue to the south from Section 000. We collared SES21-038 on Section 070 S to target potential massive mineralization in a similar geological position to the intercepts in SES21-033 and 036. Drilling in SES028, in 2018-19, intercepted a long interval of stockwork mineralization interpreted to lie geologically below potential massive sulfide mineralization. Drilling in SES20-031, late last year, intersected weakly mineralized silica material interpreted to lie geologically above possible massive sulfide mineralization.

Section 350 S

Hole SES21-044 was drilled along section 350 S and returned a total of 60.4 meters of semi massive to massive mineralization grading 0.40% copper, 0.68 g/t gold, 37.08 g/t silver, 0.96% lead, and 2.33% zinc. This is within a wider zone of 113.8 meters of stockwork to massive sulfide mineralization including 103.0 meters of 0.51 g/t gold, 96.0 meters of 29.20 g/t silver, 113.8 meters of 0.35% copper, 96.0 meters of 0.86% lead, and 96.0 meters of 1.98% zinc.

Section 350 S demonstrates the position of massive sulfide mineralization in a district-scale fold system at Sesmarias North. The massive sulfide body is heavily folded, itself, making it difficult to accurately estimate original true thickness of the beds, though best thinking puts it at 30-40 meters.

The geological section shows that mineralization can be divided into massive sulfides on the east limb of the main syncline and stockwork to semi-massive sulfides on the west limb of the main syncline. From detailed review of all core at Sesmarias North, it is apparent that the east limb mineralization in SES21-044 is the continuation of mineralization previously intersected in SES21-039, while the west limb mineralization is the continuation of mineralization seen in SES21-040. It is suspected that “two-limb” mineralization continues to the north, and that further drilling will demonstrate the position of such base metal mineralization. The massive sulfide mineralization is believed to remain open to the south towards the previously-discovered mineralization in the Sesmarias Central and South sectors (the “10” Lens). Further work is planned in the Central sector to follow up “2” Lens mineralization, which appears to be separate from the “10” Lens.

Current and Anticipated Exploration

To date, in the MATSA JV, the Company completed 16 drill holes (including three holes lost due to difficult downhole drilling conditions) in the SES North sector, and one scout hole in the SES Central sector (SES21-041), totaling 8,900 meters. The Company drilled one scout hole of 614 meters in the Caveira District (CAV21-001), located 16 kilometers north of Sesmarias.

Hole SES21-046 is being drilled approximately drilled 100 meters from SES 21-044 NW along strike to fill the drilling gap between Section 120S and 350S.

In addition to the current drill program, the Company commissioned a helicopter-supported VTEM geophysical survey over a portion of the Alvalade license during 2021. Initial results highlight a trend of potential targets from the Caveira Mine to the Lousal Mine. Widescale cultural interference in the survey area, caused by a village, railroad tracks, and power lines, made visualization of electromagnetic anomalism particularly difficult in the area between

Lousal and Sesmarias. However, the Company engaged a second geophysical consulting firm to re-process the original data in order to clarify and accentuate the VTEM anomalism by masking the cultural electromagnetic effects on the survey.

First-pass, ground follow-up suggests that the anomalism follows the main mineral trend on the Alvalade license, and that the anomalism is hosted by the same (or similar) volcanosedimentary sequence (VS) rocks that host mineralization at Sesmarias, Lousal, and Monte da Bela Vista. The follow-up work will include mapping, rock chip sampling and grid soil sampling over the initial target areas, followed by work in the enhanced target areas presently being developed through the data re-processing procedures. We anticipate this work to be followed by scout drilling with a second drill rig.

In the Monte da Bela Vista (MBV) target sector where drilling was conducted in 2013-14, the Company returned to the mineralized area in 2021 for more detailed mapping and rock chip sampling, and a re-log of the historic core holes, using knowledge gained during the ongoing Sesmarias campaign. The updated geo-structural model, successfully being utilized in the Sesmarias area, is providing new targets at MBV, particularly in the parts of the area where the target mineral horizon is not exposed at the surface (southwest sector). Previous drilling by the Company targeted exposed VS mineral horizon rocks (northeast sector) with moderate success, but it appears that the best of the exposed mineral horizon zone may have been eroded away or removed structurally.

Combination of results from the VTEM survey, recent mapping and sampling, and an enhanced understanding of the structure and geology, suggests a new, buried and relatively untouched target zone, immediately adjacent to the southwest of the exposed VS mineral horizon rocks, and directly on trend with massive sulfides at the Lousal Mine.

The Company finished much of the initial targeting work at MBV with the acquisition of the final tranche of ionic leach soil sampling results. The Company collected 380 soil samples covering the MBV target area, and all geochemical results have returned from the lab. As expected, strong anomalism of target metals and pathfinder elements is present in the exposed mineral horizon sector in the northeast. In the buried mineral horizon sector in the southwest, strong anomalism in lead, barium, and manganese, along with detectable gold and silver anomalism, suggests the potential for buried massive sulfides, particularly along strike continuation of the Lousal massive sulfide bodies. The presence of a strong VTEM anomaly directly over the geological/geochemical target enhances the interpretation for potentially positive results here.

Finalization of the geological mapping in the southwest sector and re-logging of the historic drill core will complete the targeting process, and allow positioning of collar locations for the initial drilling program.

At the Lousal Mine area, historic data is being compiled and digitized to reconstruct the mine digitally. Knowledge of the workings and mining results will help immensely in defining new targets and extensions of mineralization at the historic mine. Surface geological mapping earlier this year has shown that the complexity of the mineral horizon at Lousal is quite similar to what is seen in the Sesmarias district drilling and what is now being seen in the MBV area.

Once Hole SES21-046 is completed, drilling is expected to take a break while new exploratory drill targets are identified in several areas around the license, particularly between the Lousal and Caveira Mines. This next drill phase is expected to commence later in 2022.

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

In March 2021, the Company incorporated a wholly-owned subsidiary, AVU Kosova LLC, to apply for a new Slivovo exploration permit. The application is currently under review by ICMM, and the company expects a decision from ICMM during Q2 2022.

Finland

In December 2021, the Company signed a binding letter agreement (the “Letter Agreement”) with Dutch holding company, Akkerman Exploration B.V. (“AEbv), to acquire 100% ownership of Akkerman Finland OY (“AFOy”). Finnish-registered AFOy owns three mineral reservations in the past-producing and highly prospective Vihanti-Pyhäsalmi VMS district in central Finland, and a gold exploration property located in the Oijärvi Greenstone Belt in north-central Finland.

Currently, the Company has completed the initial earn-in requirements and has a 49% interest in AFOy.

Acquisition Terms

The Company could earn an initial 49% of AFOy in Stage One by issuing 1,470,000 common shares, paying €150,000 (€10,000 paid), and depositing €200,000 into an account dedicated for first year exploration expenditures.

As a Stage Two earn-in, the Company can acquire the remaining 51% of AFOy by issuing a further 1,530,000 common shares and depositing an additional €200,000 into the dedicated account for further exploration expenditures. The Company will also pay out the remaining advances of approximately €15,000 to AFOy’s parent company at this stage.

In February 2022, the Company signed the Share Purchase Agreement with AEbv. In March 2022, the Company completed Stage One under the agreement and acquired the initial 49% in AFOy by issuing 1,470,000 common shares, paying the remaining cash for a total of €150,000, and depositing €200,000 into an account for the first year’s exploration expenditures.

The Company will review data and drill core from the historic operations which cover each of the project areas, and will engage a qualified professional geologist to complete a technical report on the projects as part of its due diligence process. During the period between Stage One and Stage Two, the Company and AEbv will form a Technical Committee comprised of one representative from each party will oversee the work programs. AFOy’s majority shareholder will have the deciding vote during the initial earn-in period. The Company will be the operator for all work conducted on the properties.

Projects

The Pielavesi Property

Historic exploration within the Pielavesi Reservation area by the Geological Survey of Finland (GTK) and Outokumpu shows that the Paloniemi-Säviä-Leväniemi Belt offers promising exploration potential. The Pielavesi reservation covers approximately 213 km2 and has widespread hydrothermal alteration of felsic volcanics which can be traced over 10 kilometers. Previous operators identified the presence of at least four individual centers of mineralization, including one with clear evidence of a stockwork feeder zone accompanied by massive sulfide deposition containing copper, zinc, and gold. Despite many years of previous exploration and a large number of holes drilled, known centers of mineralization have not been drilled off and remain open at depth and along strike in both directions. Previous operators completed two historic resource estimates at the Säviä prospect within the limits of the Pielavesi Property. No systematic exploration of the area has been completed in over 30 years.

Kolima Property

The 187 km2 Kolima reservation covers a target zone comprised of a thick layer of mineralized distal-type volcanics containing thin beds and layers of zinc-rich massive sulfide mineralization in some areas. The Geological Survey of Finland (GTK) discovered and explored the area in the period from 1956 to 1983. The GTK found zinc mineralization in an area two kilometers long and 200 to 400 meters wide within strongly altered metasediments and fine-grained volcanic rocks. GTK drilled 70 holes and detected widespread, polymetallic sulfide mineralization occurring as fine disseminations and thin layers of semi-massive sulfides. Generally, it seems that the currently known mineralization represents distal-style metals’ deposition within a larger VMS system that has not yet been discovered. Numerous mineralized boulders containing anomalous gold and copper are present around the site.

AFOy completed a helicopter-supported SkyTEM geophysical survey over the mineralized area of the reservation. Preliminary analysis of the data by AFOy did not suggest any obvious targeting. However, recently-completed detailed review of the data by AFOy and the Company outlined subtle anomalism over southern extension of the known volcanics-hosted mineral trend and also outlined a deeper (175 meters), strong geophysical target in a trend of the volcanic rocks parallel to those that host the known zinc mineralization. There is no reported previous exploration along this second trend, located a few kilometers west of the known zinc showings.

The Company submitted an application for an Exploration Permit on January 24, 2022.

The Kangasjärvi Property

The 203 km2 reservation covers the Kangasjärvi deposit, a satellite deposit of the Pyhäsalmi mine, located about 25 kilometers to the north of the site. The massive sulfide was exposed at the surface, and Outokumpu mined 1-9% zinc material from the Kangasjärvi open pit in 1984-85 down to <100 meters from the surface. Exploration drilling by Outokumpu intersected massive sulfides down to 250 meters depth beneath the pit, but did not attempt deeper drilling, leaving the deposit open at depth, as well as along strike.

In 1983, GTK estimated a small historic resource in two separate lenses. Records in 1987 indicate that Outokumpu mined about 86,000 tonnes of 5.12% zinc. There is also reported anomalous copper, silver, and gold in the deposits. In addition to the Kangasjärvi deposit, there are at least three other mineral occurrences within the reservation area.

Little work of any sort has been completed anywhere on the reservation for at least 20 years, even though there are historic drill holes throughout the district.

AFOy also completed helicopter-supported SkyTEM geophysical work over known significant areas within the Pielavesi and Kangasjärvi reservations. AFOy and AVU continue to review the results from these surveys.

The Yli-li Gold Property

The 332 km2 Yli-li gold reservation covers 30 kilometers strike length of the southern extension of the Oijärvi greenstone belt and major shear zone. Several nearby properties that contain known gold mineralization are being explored by other operators, but the Yli-li property is relatively under-explored.

The projects will be upgraded from a “reservation” to “licenses” as the first step of the exploration program. Once license areas are defined and the application process is underway, Avrupa will oversee detailed systematic data compilation and review, historic drill core review, basic surface geochemical exploration, and new drill targeting in preparation for drilling when the license applications are approved.

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

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.28 on December 31, 2021.

The Company has since inception financed its activities through the issuance of equity. The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2021, 2020 and 2019. All per share amounts have been adjusted for the 1 for 4 common stock consolidation effective December 21, 2020.

Operating Results

Year ended December 31, 2021 vs. year ended December 31, 2020

During fiscal 2021, drilling and new geophysical surveys were conducted on the Alvalade property. The Company also signed a Letter Agreement to acquire four exploration properties in Finland.

The comprehensive loss for the year ended December 31, 2021 was ($14,108), or ($0.00) per share, compared to a loss of ($155,697), or ($0.00) per share, for the year ended December 31, 2020. Mineral exploration expenses were $24,952 (Year ended December 31, 2020 - $80,343), and reimbursement from optionee was $483,950 (2020 - $$434,982).

Excluding the non-cash depreciation of $3,143 (2020 - $13,303) and bad debt expenses of $10,679 (2020 - $Nil), the Company’s general and administrative expenses totaled $461,465 during the year ended December 31, 2021 (2020 - $481,056), a decrease of $19,591 from the year ended December 31, 2020. Significant changes in expenses occurred in consulting fees, wages and benefits, which fell by $25,407 to $167,170 (2020 - $192,577); Professional fees, which declined by $20,432 to $109,079 (2020 - $129,511); Transfer agent fees, which fell to $10,971 (2020 - $18,648); and travel, which fell to $1,109 (2020 - $8,329). Increases in expenses include office and administrative fees, which rose to $32,703 (2020 - $18,468); and investor relations, which increased by $26,555 to $120,869 (2020 - $94,314).

Other items include foreign exchange gain of $61 (2020 - $802) and write-off of payables of $10,231 (2020 - $Nil). Exchange differences arising on the translation of foreign subsidiaries was a loss of $8,111 (2020 - $16,786).

During the year ended December 31, 2021, the Company expensed exploration costs totaling $24,952, all of which was expended on the Alvalade project in Portugal.

Year ended December 31, 2020 vs. year ended December 31, 2019

During fiscal 2020, the Company continued its focus on the Alvalade property. A new exploration program, including drilled, commenced with funding from MATSA.

The comprehensive loss for the year ended December 31, 2020 was ($155,697), or ($0.00) per share, compared to a loss of ($2,076,885), or ($0.08) per share, for the year ended December 31, 2019. Mineral exploration expenses were $80,343 (Year ended December 31, 2019 - $566,427), and reimbursement from optionee was $434,982 (2019 - $291,680).

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

The comprehensive loss for the year ended December 31, 2019 was ($2,076,885), or $(0.08) per shares, compared to a comprehensive loss of ($1,901,880), or ($0.08) per share, for the year ended December 31, 2018. Mineral exploration expenses were $566,427 (Year ended December 31, 2018 - $2,276,286), which were partially offset by advances from optionees of $291,680 (2018 - $1,189,652). Excluding the non-cash depreciation of $3,496 (2018 - $Nil) and share-based payment of $9,369 (2018 - $141,124) related to the grant and vesting of stock options, the Company’s general and administrative expenses totaled $535,389 during the year ended December 31, 2019 (2018 - $614,322), a decrease of $78,933. The decrease was primarily due to lower consulting fees of $117,278 (2018 - $143,332), lower professional fees of $191,238 (2018 - $231,065), lower travel expense of $35,723 (2018 - $35,723), and decreased office and administrative fees of $19,052 (2018 - $28,686), which were all related to reduced property investigations and corporate activities. Other expenses saw only slight changes, including bank charges of $1,784 (2018 - $4,661), investor relations expense of $139,494 (2018 - $132,189), listing and filing fees of $9,062 (2018 - $8,791), rent expense of $12,286 (2018 - $9,000) and transfer agent fees of $9,472 (2018 - $9,670).

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

Liquidity and Capital Resources

As at December 31, 2021, the Company had a working capital deficit of $642,407 (December 31, 2020 – working capital deficit of $614,342). With respect to working capital, the Company had cash of $139,164 (December 31, 2020 - $205,238). The decrease in cash was due to administrative expenses and exploration expenditures, and the purchase of equipment and deposit in AFOy to acquire the properties in Finland.

During the year ended December 31, 2021, the Company issued no common shares.

Subsequent to the end of the fiscal year, the Company completed a non-brokered private placement of 16,666,667 common stock units at a price of $0.075 for gross proceeds of $1,250,000. Each unit consists of one common share and one common share purchase warrant. Each warrant allows the holder to purchase one additional common share under February 28, 2025 at a price of $0.125. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. In February 2022, the Company also issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000. In March 2022, the Company issued 1,470,000 common shares to AEbv pursuant to the share purchase agreement and acquired a 49% interest in AFOy.

As of December 31, 2021, the Company has no outstanding commitments The Company has not pledged any of its assets as security for loans other than €1,000 ($1,439) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company believes that sufficient funding from warrants, options, JV partners and the possible sale of additional equity will allow its efforts to continue throughout 2022. If the market conditions worsen or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2022, exclusive of the amounts to be spent by the Company’s’ joint-venture partners, is limited. The planned exploration by the Company in fiscal 2022 on the newly acquired properties in Finland has been pre-funded by the deposit of €200,000 by the Company into an exploration account, This money was provided by the private placement of common stock units completed in February 2022. The General and Administrative expenses for 2022 are budgeted at approximately $600,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. All share amounts have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

Table No. 5

Common Share Issuances

Year Ended	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2017	Private Placement	625,000	$ 0.36	$ 225,000
	Private Placement	2,542,500	0.40	1,017,000

December 31, 2018	Private Placement	1,718,750	$ 0.32	$ 550,000
	Private Placement	3,660,000	0.20	732,000

December 31, 2019	Private Placement	500,000	$ 0.20	$ 100,000
	Private Placement	910,000	0.20	182,000

December 31, 2020	Private Placement	4,219,641	$ 0.12	$ 506,357

December 31, 2021	None

Year Ended December 31, 2021

As at December 31, 2021, the Company had a working capital deficit of $642,407 (December 31, 2020 – working capital deficit of $614,342).

During the year, Operating Activities used cash of ($42,180), including the loss for the year of ($5,997). Items not involving cash include depreciation of $3,143, bad debt expense of $10,679, and write-off of payables of ($10,231). Changes in non-cash working capital items include a decrease in VAT receivables of $20,153; a decrease in due from optionees of $48,498; a decrease in prepaid expenses and advances of $54,521; a decrease in other receivables of $10,589; a decrease in accounts payable and accrued liabilities of ($20,511); a decrease in accounts payable owed by optionees of ($61,249); a decrease in due from/to related parties of ($83,277); and exchange difference arising on the translation of foreign subsidiaries was ($8,498).

Investing Activities used cash of ($21,697). Deposit for the acquisition of an interest in AFOy used cash of ($14,155), and purchase of equipment used cash of $7,542.

Financing Activities used cash of ($2,197), with the entire amount due to share issue costs.

Cash was $139,164 as of December 31, 2021 compared to cash of $205,238 as of December 31, 2020, a decrease of ($66,074) during the year.

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

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2021.

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

Earnings (Loss) per share

The Company presents the basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company’s case, diluted earnings (loss) per share is the same as basic earnings (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS. The value of the Canadian Dollar in relationship to the US Dollar was $1.28 on December 31, 2021.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2021, the Company had a total of €1,000 ($1,439) cash pledged for its exploration licenses in Portugal.

Item 6. Directors, Senior Management and Employees

Table No. 6 lists as of March 31, 2022 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 6

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	66	July 8, 2010
Mark T. Brown (1)	Canada	54	January 23, 2008
Paul Dircksen (1)	United States	76	September 30, 2013
Frank Hogel (1)	Germany	49	August 3, 2016
Paul Nelles	Germany	75	April 7, 2016

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated November 6, 2020. Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of March 31, 2022, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	66	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	47	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia. Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd. Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects. From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses. Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants. Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Alianza Minerals (since April 2015), Au Gold Corp. (since December 2020), and Mountain Boy Minerals, (since December 2017). Ms. Wong spends approximately 30% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; a Director of BEACN Wizardry & Magic Inc., a technology company traded on the TSX Venture Exchange; Chief Financial Officer of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of Fjordland Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; a Director of Mountain Boy Minerals, a mineral exploration company traded on the TSX Venture Exchange; and as CEO and a Director of Mich Resources Ltd., a mineral exploration company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

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

Frank Högel has a MBA with a focus on financial management, banking, and international business and management from the University of Nürtingen, Germany. He currently serves as the CEO of Peter Beck Performance Funds GbR and sits on the advisory board of Concept Capital Management. Concept Capital is an asset management company focused on evaluating and investing in Canadian resource companies through equity investments, convertible bonds and gold, silver and copper off-take agreements. Mr. Högel also sits on the board of several other public companies listed on the TSX Venture Exchange, including Golden Goliath Resources Ltd., Monarca Minerals Inc., Nicola Mining Inc., and Tembo Gold Corp., and as a Director of Canamex Gold Corp., which is traded on the Canadian Securities Exchange. Mr. Hogel devotes approximately 5% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting on June 21, 2021.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1) (2)	2021 2020 2019	$ 150,000 150,000 163,768	$ Nil Nil Nil	Nil Nil Nil	$ Nil Nil 53,482	$ 150,000 150,000 217,248

Winnie Wong, CFO and Corporate Secretary (3)	2021 2020 2019	N/A N/A N/A	$ Nil Nil Nil	Nil Nil Nil	$ 94,200 132,435 198,158	$ 94,200 132,435 198,158

Mark T. Brown, Director (4)	2021 2020 2019	N/A N/A N/A	$ Nil Nil Nil	Nil Nil Nil	$ Nil Nil Nil	$ Nil Nil Nil

Paul Dircksen, Director	2021 2020 2019	N/A N/A N/A	$ Nil Nil Nil	Nil Nil Nil	$ Nil Nil Nil	$ Nil Nil Nil

Paul Nelles, Director	2021 2020 2019	N/A N/A N/A	$ Nil Nil 8,070	Nil Nil Nil	$ Nil Nil Nil	$ Nil Nil 8,070

Frank Hogel, Director	2021 2020 2019	N/A N/A N/A	$ Nil Nil Nil	Nil Nil 108,000	$ Nil Nil 5,530	$ Nil Nil 5,530

(1)“Other Compensation” for Paul W. Kuhn is for housing allowance.

(2)Through May 31, 2019, Paul W. Kuhn’s salary was paid in Euros. The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average rate of the year.

(3)Pacific Opportunity Capital Ltd., a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $94,200, $132,435, and $198,158 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2021, December 31, 2020, and December 31, 2019, respectively.

(4)Pacific Opportunity Capital Ltd., a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $94,200, $132,435, and $198,158 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2021, December 31, 2020, and December 31, 2019, respectively.

No funds were set aside or accrued by the Company during fiscal 2021 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 21, 2021, shareholders approved the resolution to set the current Board at 5 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met twice in person during fiscal 2021. Various other matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Frank Hogel.

Staffing

The Company currently has 2 part-time employees (2020 – 3; 2019 – 4) in geology and exploration, and 2 executive officers (2020 – 2; 2019 – 2). Of the employees, 1 is located in Portugal and 1 in Kosovo.

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

Table No. 9 lists, as of March 31, 2022, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group. All share amounts have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,468,750	2.67%
Common	Winnie Wong (2)	293,750	0.53%
Common	Mark T. Brown (3)	8,286,418	15.01%
Common	Paul Dircksen (4)	237,500	0.43%
Common	Frank Hogel (5)	664,500	1.21%
Common	Paul Nelles (6)	363,948	0.66%
	Total Directors/Officers	11,314,866	19.95%

(1)1,181,250 of these shares are common shares and 287,500 represent currently exercisable stock options.

(2)25,000 of these shares are common shares and 268,750 represent currently exercisable stock options.

(3)136,250 of these shares are common shares held directly by Mr. Brown, and 1,675,000 are common shares held in Mr. Brown’s RRSP. 5,776,501 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 268,750 of these shares represent currently exercisable common share purchase options. 198,667 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd., and 75,000 are warrants held by Spartacus Management Inc.

(4)237,500 of these shares represent currently exercisable stock options.

(5)200,000 of these shares are common shares. 264,500 are currently exercisable stock options and 200,000 are currently exercisable share purchase warrants.

(6)126,448 of these shares are common shares, and 237,500 represent currently exercisable stock options

Based upon 54,674,754 common shares outstanding as of March 31, 2022, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

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

On December 31, 2021, the shareholders' list for the Company's common shares showed 48 registered shareholders, including depositories, and 32,738,087 common shares issued and outstanding. Of the total registered shareholders, 7 are resident in Canada holding 30,152,208 common shares, or 92% of the total issued and outstanding; 29 shareholders are resident in the United States holding 1,342,923 common shares, or 4% of the issued and outstanding, and 12 shareholders are resident of other nations holding 1,242,956 common shares, or 4% of the issued and outstanding.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of March 31, 2022 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	8,286,418	15.01%

(1)136,250 of these shares are common shares held directly by Mr. Brown, and 1,675,000 are common shares held in Mr. Brown’s RRSP. 5,776,501 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 268,750 of these shares represent currently exercisable common share purchase options. 198,667 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd., and 75,000 are warrants held by Spartacus Management Inc.

Based upon 54,674,754 common shares outstanding as of March 31, 2022, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14 “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2021, December 31, 2020, and December 31, 2019:

	Services	Expenses Incurred During the Year Ended December 31, 2021	Expenses Incurred During the Year Ended December 31, 2020	Expenses Incurred During the Year Ended December 31, 2019
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing, and financing services	$ 94,200	$ 132,435	$ 198,158
Paul W. Kuhn	Consulting, salaries, housing allowance and share-based payment	$ 150,000	$ 150,000	$ 217,248
Paul L. Nelles (b)	Salaries and share-based payment	$ Nil	$ Nil	$ 8,070
Mark T. Brown (d)	Short-term loan and expense reimbursement	$ Nil	$ Nil	$ 16,000
TOTAL:		$ 244,200	$ 282,435	$ 439,476

(a)Pacific Opportunity Capital Ltd., a company controlled by Mark Brown, a director of the Company

(b)Paul L. Nelles is a director.

(c)Mark T. Brown is a Director of the Company. The $16,000 advance is non-interest bearing without specific terms of repayment.

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

Item 9. Offer and Listing of Securities

As of December 31, 2021, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value. There were 32,738,087 common shares issued and outstanding as of December 31, 2021 and 54,674,754 common shares issued and outstanding as of March 31, 2022.

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

Table No. 11 lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending March 31, 2022;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2022; and

•each of the last five fiscal years ended December 31, 2021.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

- Sales-
Canadian Dollars
Period	High	Low	Close

March 2022	$ 0.08	$ 0.065	$ 0.075
February 2022	$ 0.085	$ 0.07	$ 0.075
January 2022	$ 0.085	$ 0.07	$ 0.085
December 2021	$ 0.08	$ 0.065	$ 0.065
November 2021	$ 0.095	$ 0.075	$ 0.08
October 2021	$ 0.105	$ 0.07	$ 0.08

Three Months Ended 3/31/22	$ 0.085	$ 0.065	$ 0.075
Three Months Ended 12/31/21	$ 0.105	$ 0.065	$ 0.065
Three Months Ended 9/30/21	$ 0.09	$ 0.07	$ 0.07
Three Months Ended 6/30/21	$ 0.10	$ 0.07	$ 0.08
Three Months Ended 3/31/21	$ 0.15	$ 0.06	$ 0.09
Three Months Ended 12/31/20	$ 0.16	$ 0.10	$ 0.15
Three Months Ended 9/30/20	$ 0.20	$ 0.12	$ 0.12
Three Months Ended 6/30/20	$ 0.16	$ 0.06	$ 0.10
Three Months Ended 3/31/20	$ 0.12	$ 0.04	$ 0.08
Three Months Ended 12/31/19	$ 0.20	$ 0.12	$ 0.16
Three Months Ended 9/30/19	$ 0.16	$ 0.12	$ 0.12
Three Months Ended 6/30/19	$ 0.16	$ 0.08	$ 0.12

Year Ended 12/31/21	$ 0.15	$ 0.06	$ 0.065
Year Ended 12/31/20	$ 0.20	$ 0.04	$ 0.15
Year Ended 12/31/19	$ 0.28	$ 0.08	$ 0.16
Year Ended 12/31/18	$ 0.48	$ 0.16	$ 0.20
Year Ended 12/31/17	$ 0.64	$ 0.24	$ 0.24

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. Table 11a lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Table No. 11a

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to April 2021	€1.00	€0.002	€0.033

Table No. 12 lists, as of March 31, 2022, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants. Amounts have been adjusted to reflect the 1 for 4 common share consolidation effective December 21, 2020.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
4,219,641	$0.20	October 23, 2023
16,666,667	$0.125	February 28, 2025
Total: 8,834,641

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

No common shares were issued in fiscal 2021 ended December 31, 2021.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting held on June 21, 2021. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

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

Table No. 13

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President and CEO	50,000 37,500 200,000	50,000 37,500 200,000	$ 0.40 0.40 0.08	April 26, 2022 March 14, 2023 March 14, 2027

Winnie Wong, Chief Financial Officer & Corporate Secretary	37,500 31,250 200,000	37,500 31,250 200,000	$ 0.40 0.40 0.08	April 26, 2022 March 14, 2023 March 14, 2027

Mark T. Brown, Director	37,500 31,250 200,000	37,500 31,250 200,000	$ 0.40 0.40 0.08	April 26, 2022 March 14, 2023 March 14, 2027

Paul Dircksen, Director	12,500 25,000 200,000	12,500 25,000 200,000	$ 0.40 0.40 0.08	April 26, 2022 March 14, 2023 March 14, 2027

Frank Hogel, Director	12,500 25,000 27,000 200,000	12,500 25,000 27,000 200,000	$ 0.40 0.40 0.20 0.08	April 26, 2022 March 14, 2023 January 7, 2024 March 14, 2027

Paul Nelles, Director	12,500 25,000 200,000	12,500 25,000 200,000	$ 0.40 0.40 0.08	April 26, 2022 March 14, 2023 March 14, 2027

Ross Stringer, Former Director	12,500 25,000	12,500 25,000	0.40 0.40	April 26, 2022 March 14, 2023

Employees/Consultants	152,500 250,000 10,000 18,750 375,000	152,500 250,000 10,000 18,750 375,000	$ 0.40 0.40 0.40 0.20 0.08	April 26, 2022 March 14, 2023 March 26, 2023 January 7, 2024 March 14, 2027

Total Officers and Directors	1,564,500	1,564,500

Total Employees/ Consultants/Former Directors	843,750	843,750

Total Stock Options Issued and Outstanding	2,408,250	2,408,250

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2021, 2020 and 2019 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $1,000.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2021. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2021, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2021.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2021 Ended 12/31/2021	Fiscal 2020 Ended 12/31/2020
Audit Fees	$ 20,500	$ 19,500
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 20,500	$ 19,500

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

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 28, 2022.

•Consolidated Statements of Financial Position at December 31, 2021, and December 31, 2020.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

•Consolidated Statements of Cash Flows for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2021 and December 31, 2020.

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

DECEMBER 31, 2021, 2020 AND 2019

AVRUPA MINERALS LTD.

Contents

Page

Auditor’s Report3-4

Consolidated Statements of Financial Position5

Consolidated Statements of Comprehensive Loss6

Consolidated Statements of Changes in (Deficiency) / Equity7

Consolidated Statements of Cash Flows8

Notes to the Consolidated Financial Statements9 – 35

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874     78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avrupa Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020 and the consolidated statements of comprehensive loss, changes in (deficiency) / equity and cash flows for each of the years in the three year period ended December 31, 2021, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

De Visser Gray LLP (1054)

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 28, 2022

We have served as the Company’s auditor since 2008.

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2021	2020

Assets
Current assets
Cash		$139,164	$205,238
Prepaid expenses and advances		245	54,766
Due from optionees	5	12,751	61,249
VAT receivables		1,769	21,922
Other receivables		7,226	28,494
		161,155	371,669
Non-current assets
Property deposits	6	1,439	1,561
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Equipment	4	2,090	5,296
Investment in PorMining	5	765	765
Deposit – Akkerman Finland OY	16	14,155	-
		227,570	216,743

Total assets		$388,725	$588,412

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$130,019	$162,566
Accounts payable owed by optionees		-	61,249
Due to related parties	8	671,019	754,296
Current portion of long-term loan	9	2,524	7,900
		803,562	986,011
Non-current liabilities
Long-term loan	9	-	2,738
		-	2,738
Shareholders' (deficiency)
Share capital	7	9,994,487	9,994,879
Reserves	7	6,980,564	6,988,675
Deficit		(17,389,888)	(17,383,891)
		(414,837)	(400,337)

Total shareholders' (deficiency) and liabilities		$388,725	$588,412

Events after the reporting period (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2022. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                    See notes to the consolidated financial statements 81

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2021	2020	2019

Mineral exploration expenses
Mineral exploration expenses	5	$24,952	$80,343	$566,427
Reimbursements from optionee	5	(483,950)	(434,982)	(291,680)
		458,998	354,639	(274,747)
General administrative expenses
Bank charges		630	974	1,784
Bad debt expenses		10,679	-	-
Consulting fees, wages and benefits		167,170	192,577	117,278
Depreciation		3,143	13,303	3,496
Investor relations		120,869	94,314	139,494
Listing and filing fees		7,068	8,035	9,062
Office and administrative fees		32,703	18,468	19,052
Professional fees	8	109,079	129,511	191,238
Rent	8	11,866	10,200	12,286
Share-based payment	8	-	-	9,369
Transfer agent fees		10,971	18,648	9,472
Travel		1,109	8,329	35,723
		(475,287)	(494,359)	(548,254)
Other items
Foreign exchange gain (loss)		61	802	(195)
Interest income		-	8	148
Gain on disposal of equipment		-	-	6,643
Write-off of payables		10,231	-	-
Write-down of exploration and evaluation assets	5	-	(1)	(1,239,994)
Write-down of tax deposits	6	-	-	(41,200)
		10,292	809	(1,274,598)

Net loss for the year		(5,997)	(138,911)	(2,097,599)
Exchange difference arising on the translation of foreign subsidiaries		(8,111)	(16,786)	20,714

Comprehensive loss for the year		$(14,108)	$(155,697)	$(2,076,885)
Basic and diluted loss per share	10	(0.00)	(0.00)	(0.08)

                                    See notes to the consolidated financial statements 82

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIENCY) / EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' (deficiency) / equity

Balance as at December 31, 2018	27,108,446	$ 9,582,406	$ 5,104,738	$ 277,893	$ 1,289,103	$ 3,330	$ 6,675,064	$ (15,147,381)	$ 1,110,089
Share issues:
Shares issued for private placements	1,410,000	204,766	77,234	-	-	-	77,234	-	282,000
Share issue costs	-	(54,033)	-	-	-	-	-	-	(54,033)
Share-based payment	-	-	-	-	9,369	-	9,369	-	9,369
Comprehensive loss	-	-	-	-	-	20,714	20,714	(2,097,599)	(2,076,885)

Balance as at December 31, 2019	28,518,446	$ 9,733,139	$ 5,181,972	$ 277,893	$ 1,298,472	$ 24,044	$ 6,782,381	$ (17,244,980)	$ (729,460)
Share issues:
Shares issued for private placements	4,219,641	283,277	223,080	-	-	-	223,080	-	506,357
Share issue costs	-	(21,537)	-	-	-	-	-	-	(21,537)
Comprehensive loss	-	-	-	-	-	(16,786)	(16,786)	(138,911)	(155,697)

Balance as at December 31, 2020	32,738,087	9,994,879	5,405,052	277,893	1,298,472	7,258	6,988,675	(17,383,891)	(400,337)
Share issues:
Share issue costs	-	(392)	-	-	-	-	-	-	(392)
Comprehensive loss	-	-	-	-	-	(8,111)	(8,111)	(5,997)	(14,108)
Balance as at December 31, 2021	32,738,087	$ 9,994,487	$ 5,405,052	$ 277,893	$ 1,298,472	$ (853)	$ 6,980,564	$ (17,389,888)	$ (414,837)

                                    See notes to the consolidated financial statements 83

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	2021	2020	2019

Cash flows from operating activities
Net loss for the year	$(5,997)	$(138,911)	$(2,097,599)
Items not involving cash:
Depreciation	3,143	13,303	3,496
Bad debt expenses	10,679
Gain on disposal of equipment	-	-	(6,643)
Mineral exploration expenses	-	-	10,996
Share-based payment	-	-	9,369
Write-off of payables	(10,231)	-	-
Write-down of exploration and evaluation assets	-	1	1,239,994
Write-down of tax deposits	-	-	41,200
Changes in non-cash working capital items:
VAT receivables	20,153	(4,880)	5,266
Due from optionees	48,498	(27,355)	11,601
Prepaid expenses and advances	54,521	(23,432)	34,674
Other receivables	10,589	602	6,540
Accounts payable and accrued liabilities	(20,511)	(363,267)	(101,528)
Accounts payable owed by optionees	(61,249)	29,627	(11,601)
Due from/to related parties	(83,277)	188,949	392,145
Exchange difference arising on the translation of foreign subsidiaries	(8,498)	(18,839)	26,841

Net cash used in operating activities	(42,180)	(344,202)	(435,249)

Cash flows from investing activities
Investment in PorMining	-	(765)	-
Deposit – Akkerman Finland OY	(14,155)	-	-
Net proceeds from sale of equipment	-	-	6,643
Property deposits	-	15,939	116,772
Purchase of equipment	(7,542)	(7,452)	(6,567)

Net cash provided by (used in) investing activities	(21,697)	7,722	116,848

Cash flows from financing activities
Proceeds from issuance of common shares	-	506,357	282,000
Share issue costs	(2,197)	(22,982)	(11,544)

Net cash provided by financing activities	(2,197)	483,375	270,456

Change in cash for the year	(66,074)	146,895	(47,945)
Cash, beginning of the year	205,238	58,343	106,288
Cash, end of the year	$139,164	$205,238	$58,343

Supplementary information:
Interest received	$-	$8	$148

Supplemental disclosure with respect to cash flows (Note 12)

                              See notes to the consolidated financial statements 84

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is 10th floor, 595 Howe Street, Vancouver, BC, Canada, V6C 2T5. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

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

b)Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value (‘FVPL”). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2021.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

g)Earnings (Loss) per share

The Company presents the basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company’s case, diluted earnings (loss) per share is the same as basic earnings (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

l)New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2021 reporting period. The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•Presentation of financial statements

An amendment to IAS 1 was issued in January 2020 and applies to annual reporting periods beginning on or after January 1, 2023. The amendment clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period.

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

4. EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2020	$ 116,067	$ 39,228	$ 21,765	$ 177,060
Exchange adjustment	8,158	2,757	1,530	12,445
As at December 31, 2020	124,225	41,985	23,295	189,505
Additions during the period	257	-	-	257
Exchange adjustment	(9,687)	(3,273)	(1,816)	(14,776)
As at December 31, 2021	$ 114,795	$ 38,712	$ 21,479	$ 174,986

Accumulated depreciation
As at January 1, 2020	$ 109,878	$ 27,787	$ 21,265	$ 159,430
Depreciation for the year	3,015	10,288	-	13,303
Exchange adjustment	7,784	2,162	1,530	11,476
As at December 31, 2020	120,677	40,237	23,295	184,209
Depreciation for the year	1,481	1,662	-	3,143
Exchange adjustment	(9,453)	(3,187)	(1,816)	(14,456)
As at December 31, 2021	$ 112,705	$ 38,712	$ 21,479	$ 172,896

Net book value
As at January 1, 2020	$ 6,189	$ 11,441	$ -	$ 17,630
As at December 31, 2020	$ 3,548	$ 1,748	$ -	$ 5,296
As at December 31, 2021	$ 2,090	$ -	$ -	$ 2,090

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

		Portugal		Kosovo		Germany	Others
	Alvito	Alvalade	Others	Slivovo	Others			Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2021	$ -	$ 167,920	$ -	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2021	$ -	$ 167,920	$ -	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2021
Concession fees and taxes	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Geological salaries and consulting	-	22,203	-	-	-	-	-	22,203
Insurance	-	449	-	-	-	-	-	449
Legal and accounting	-	-	-	-	-	-	-	-
Office and administrative fees	-	-	-	-	-	-	-	-
Rent	-	-	-	-	-	-	-	-
Site costs	-	-	-	-	-	-	-	-
Travel	-	2,300	-	-	-	-	-	2,300
Reimbursements from optionee	-	(483,950)	-	-	-	-	-	(483,950)
	$ -	$ (458,998)	$ -	$ -	$ -	$ -	$ -	$ (458,998)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	147,900	361,864	545,708	11,839	206,975	4	-	1,274,290
Depreciation	7,191	17,178	91,531	-	-	-	-	115,900
Drilling	472,513	610,197	-	1,180,217	-	-	-	2,262,927
Geological salaries and consulting	1,624,824	6,537,815	4,692,323	119,801	720,879	12,359	-	13,708,001
Geology work	-	-	32,377	891,582	402,515	223,619	140,906	1,690,999
Insurance	5,683	24,622	46,429	14,604	15,007	-	-	106,345
Legal and accounting	177	1,020	1,067	58,158	13,958	-	-	74,380
Office and administrative fees	43,699	253,950	236,040	80,223	101,624	5,255	63,191	783,982
Rent	188,804	606,084	408,092	28,694	88,221	-	20,560	1,340,455
Report	-	-	-	24,232	-	-	-	24,232
Site costs	71,452	194,203	172,925	185,127	194,582	-	8,865	827,154
Travel	75,625	239,667	171,652	60,107	22,478	-	15,326	584,855
Trenching and road work	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(2,149,344)	(8,612,772)	(2,741,482)	(2,834,986)	(45,158)	-	-	(16,383,742)
	$ 488,524	$ 233,828	$ 3,656,662	$ 151,912	$ 1,787,017	$ 252,083	$ 248,848	$ 6,818,874

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

		Portugal		Kosovo		Germany	Others
	Alvito	Alvalade	Others	Slivovo	Others			Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2020	$ -	$ 167,920	$ -	$ 1	$ -	$ -	$ -	$ 167,921
Write-down of property during the year	-	-	-	(1)	-	-	-	(1)
As of December 31, 2020	$ -	$ 167,920	$ -	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2020
Concession fees and taxes	$ -	$ -	$ -	$ 1,841	$ -	$ -	$ -	$ 1,841
Geological salaries and consulting	-	6,872	-	-	8,971	-	-	15,843
Office and administrative fees	-	4,414	-	74	444	-	-	4,932
Rent	-	55,899	-	-	-	-	-	55,899
Site costs	-	1,539	-	53	-	-	-	1,592
Travel	-	236	-	-	-	-	-	236
Reimbursements from optionee	-	(434,982)	-	-	-	-	-	(434,982)
	$ -	$ (366,022)	$ -	$ 1,968	$ 9,415	$ -	$ -	$ (354,639)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	147,900	361,864	545,708	11,839	206,975	4	-	1,274,290
Depreciation	7,191	17,178	91,531	-	-	-	-	115,900
Drilling	472,513	610,197	-	1,180,217	-	-	-	2,262,927
Geological salaries and consulting	1,624,824	6,515,612	4,692,323	119,801	720,879	12,359	-	13,685,798
Geology work	-	-	32,377	891,582	402,515	223,619	140,906	1,690,999
Insurance	5,683	24,173	46,429	14,604	15,007	-	-	105,896
Legal and accounting	177	1,020	1,067	58,158	13,958	-	-	74,380
Office and administrative fees	43,699	253,950	236,040	80,223	101,624	5,255	63,191	783,982
Rent	188,804	606,084	408,092	28,694	88,221	-	20,560	1,340,455
Report	-	-	-	24,232	-	-	-	24,232
Site costs	71,452	194,203	172,925	185,127	194,582	-	8,865	827,154
Travel	75,625	237,367	171,652	60,107	22,478	-	15,326	582,555
Trenching and road work	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(2,149,344)	(8,128,822)	(2,741,482)	(2,834,986)	(45,158)	-	-	(15,899,792)
	$ 488,524	$ 692,826	$ 3,656,662	$ 151,912	$ 1,787,017	$ 252,083	$ 248,848	$ 7,277,872

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date [met] and €1,200,000 in the next 24 months) on or before three years from the effective date or the issue of the EEL.

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

During Phase I, MAEPA will act as the operator of the mineral rights. PorMining will pay MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by MATSA and which shall form part of the first option expenditures. During the year 2021, €100,000 ($148,280) was received and has been included in reimbursements from optionee. In all other phases, PorMining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of EUL and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

During Phase I, EUL will fund 100% of all maintenance payments (as defined) and approved work programs.

As of December 31, 2021, MATSA has funded a total of €2,423,017 on the Alvalade project, including the €100,000 guarantee with DGEG. Subsequently, MATSA funded another €76,983.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Other including Covas:

During fiscal 2018, the Company let the Covas license lapse after Blackheath Resources Inc. (“Blackheath”) terminated the earn-in agreement in March 2018. As part of the termination, the Company incurred an additional amount of $33,844 (€21,684) which was reimbursed by Blackheath in fiscal 2021.

	December 31, 2021	December 31, 2020

Due from optionees
Covas - Blackheath	$ -	$ 33,844
Alvalade - PorMining	12,751	27,405
	$ 12,751	$ 61,249

Kosovo

The Company, through its 100% holding in Innomatik, held one exploration license in Kosovo:

•Metovit (dropped during fiscal 2021)

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

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license. During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo. Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government. In March 2021, the Company incorporated a wholly-owned subsidiary, AVU Kosova LLC, to apply for a new Slivovo exploration permit. The application is currently under review by Mining Bureau.

As of December 31, 2020, the Company wrote off $1.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

6. PROPERTY DEPOSITS / TAX DEPOSITS

Property deposits:

As of December 31, 2021, the Company had a total of $1,439 (€1,000) (December 31, 2020: $1,561 (€1,000)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2021, the authorized share capital was comprised of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)Share consolidation

On December 21, 2020, the Company consolidated its share capital on the basis of one new share for every 4 old shares. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

(c)Share issuances:

i.On February 25, 2019, the Company completed the third tranche of a non-brokered private placement by issuing 500,000 units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $100,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.40. The warrants were ascribed a value of $35,234. If however the closing price of the Company’s shares are $0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

In connection with the financing, a total of $29,673 share issue costs were incurred.

ii.On December 18, 2019, the Company completed a non-brokered private placement by issuing 910,000 units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $182,000. Each Unit consists of one common share and one half of one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 until December 18, 2021. The warrants were ascribed a value of $42,000.

In connection with the financing, a total of $24,360 share issue costs were incurred.

iii.On October 23, 2020, the Company completed a non-brokered private placement by issuing 4,219,641 units (“Unit”) at a price of $0.12 per Unit for gross proceeds of $506,357. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 until October 23, 2023. The warrants were ascribed a value of $223,080.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(d)Share Purchase Option Compensation Plan: (Continued)

Stock option transactions and the number of stock options for the year ended December 31, 2021 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2020	Granted	Exercised	cancelled	2021
September 26, 2021	$0.72	393,750	-	-	(393,750)	-
April 26, 2022 (1)	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
Options outstanding		1,227,000	-	-	(393,750)	833,250
Options exercisable		1,227,000	-	-	(393,750)	833,250
Weighted average exercise price		$0.50	$Nil	$Nil	$0.72	$0.39

(1)Subsequently, these options expired unexercised.

As of December 31, 2021, the weighted average contractual remaining life is 0.90 years (December 31, 2020 – 1.53 years).

Stock options transactions and the number of stock options for the year ended December 31, 2020 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2019	Granted	Exercised	cancelled	2020
July 15, 2020	$0.40	503,750	-	-	(503,750)	-
September 26, 2021	$0.72	393,750	-	-	-	393,750
April 26, 2022	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
Options outstanding		1,730,750	-	-	(503,750)	1,227,000
Options exercisable		1,730,750	-	-	(503,750)	1,227,000
Weighted average exercise price		$0.47	$Nil	$Nil	$0.40	$0.50

Stock option transactions and the number of stock options for the year ended December 31, 2019 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2018	Granted	Exercised	cancelled	2019
March 3, 2019	$0.66	50,000	-	-	(50,000)	-
July 15, 2020	$0.40	503,750	-	-	-	503,750
September 26, 2021	$0.72	393,750	-	-	-	393,750
April 26, 2022	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	-	45,750	-	-	45,750
Options outstanding		1,735,000	45,750	-	(50,000)	1,730,750
Options exercisable		1,735,000	45,750	-	(50,000)	1,730,750
Weighted average exercise price		$0.48	$0.20	$Nil	$0.66	$0.47

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(d)Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2021, 2020 and 2019 were:

	2021	2020	2019
Risk-free interest rate	n/a	n/a	1.33%
Expected life	n/a	n/a	5 years
Expected volatility	n/a	n/a	123.92%
Expected dividend yield	n/a	n/a	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(e)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2019 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
July 4, 2019	$0.40	102,813	-	-	(102,813)	-
Outstanding		102,813	-	-	(102,813)	-
Weighted average exercise price		$0.40	$Nil	$Nil	$0.40	$Nil

(f)Warrants:

On December 21, 2020, the Company’s warrants were consolidated on a 4 for 1 basis and the exercised prices were reflected as such (Note 7(b)).

The continuity of warrants for the year ended December 31, 2021 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2020	Issued	Exercised	Expired	2021
November 9, 2021 (1)	$0.40	2,500,000	-	-	(2,500,000)	-
December 17, 2021 (1)	$0.40	1,160,000	-	-	(1,160,000)	-
December 18, 2021	$0.20	455,000	-	-	(455,000)	-
February 25, 2022 (1)(2)	$0.40	500,000	-	-	-	500,000
October 23, 2023	$0.20	4,219,641	-	-	-	4,219,641
Outstanding		8,834,641	-	-	(4,115,000)	4,719,641
Weighted average exercise price		$0.29	$Nil	$Nil	$0.38	$0.22

(1)These warrants have a forced exercise price. If the closing price of the Company’s shares is $0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

(2)Subsequently, these warrants expired unexercised.

As of December 31, 2021, the weighted average contractual life is 1.64 years (December 31, 2020 – 1.82 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(f)Warrants: (Continued)

The continuity of warrants for the year ended December 31, 2020 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2019	Issued	Exercised	Expired	2020
March 26, 2020	$0.48	1,718,750	-	-	(1,718,750)	-
July 12, 2020	$0.60	2,542,500	-	-	(2,542,500)	-
November 9, 2021 (1)	$0.40	2,500,000	-	-	-	2,500,000
December 17, 2021 (1)	$0.40	1,160,000	-	-	-	1,160,000
December 18, 2021	$0.20	455,000	-	-	-	455,000
February 25, 2022 (1)	$0.40	500,000	-	-	-	500,000
October 23, 2023	$0.20	-	4,219,641	-	-	4,219,641
Outstanding		8,876,250	4,219,641	-	(4,261,250)	8,834,641
Weighted average exercise price		$0.46	$0.20	$Nil	$0.55	$0.29

The continuity of warrants for the year ended December 31, 2019 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
July 4, 2019	$0.60	3,386,750	-	-	(3,386,750)	-
March 26, 2020	$0.48	1,718,750	-	-	-	1,718,750
July 12, 2020	$0.60	2,542,500	-	-	-	2,542,500
November 9, 2021 (1)	$0.40	2,500,000	-	-	-	2,500,000
December 17, 2021 (1)	$0.40	1,160,000	-	-	-	1,160,000
December 18, 2021	$0.20	-	455,000	-	-	455,000
February 25, 2022 (1)	$0.40	-	500,000	-	-	500,000
Outstanding		11,308,000	955,000	-	(3,386,750)	8,876,250
Weighted average exercise price		$0.52	$0.30	$Nil	$0.60	$0.46

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2021, 2020 and 2019 were:

	2021	2020	2019
Risk-free interest rate	n/a	1.46%	1.55%
Expected life	n/a	3 years	2.52 years
Expected volatility	n/a	149.71%	118.63%
Expected dividend yield	n/a	Nil	Nil

8. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2021

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (e) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

For the year ended December 31, 2020

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (e) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

For the year ended December 31, 2019

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (e) Chief Executive Officer, Director	$ 163,766	$ Nil	$ Nil	$ Nil	$ 53,482	$ Nil	$ 217,248
Paul L. Nelles (c) Director	$ 8,070	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 8,070
Frank Hogel Director	$ Nil	$,Nil	$ Nil	$ Nil	$ Nil	$ 5,530	$ 5,530

Related party liabilities

		Years ended
	Services / Advances	December 31, 2021	December 31, 2020	December 31, 2019	As at December 31, 2021	As at December 31, 2020
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services	$94,200	$132,435	$198,158	$ 534,488 (b)	$ 456,055 (b)
Paul W. Kuhn (e)	Consulting, salaries, housing allowance and share-based payment	$150,000	$150,000	$217,248	$ 122,140 (f)	$282,633
Mark T. Brown (d)	Short-term loan and expense reimbursement	$ Nil	$ Nil	$16,000	$ Nil	$ Nil
Paul L. Nelles (c)	Salaries and share-based payment	$ Nil	$ Nil	$8,070	$14,391	$15,608
TOTAL:		$244,200	$282,435	$439,476	$671,019	$754,296

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)Includes a $56,008 advance, that is non-interest bearing without specific terms of repayment. Subsequently, the Company settled $210,000 of this amount by issuing 2,800,000 shares (Note 16(b)).

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

•If the Company is substantially sold or has a change of control (as defined), the contractor will receive a payment equal to two years of fees; and

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

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

(f)Subsequently, the Company settled $75,000 of this amount by issuing 1,000,000 shares (Note 16(b)).

9.LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle. The long-term loan is repayable in monthly payments totalling $2,572 (€1,787) as of December 31, 2021, including interest calculated at 5.635%, and maturing on April 5, 2022.

	December 31, 2021		December 31, 2020

Long-term loan	$ 2,524	€ 1,754	$ 10,638	€ 6,816
Less: current portion of long-term loan	2,524	1,754	7,900	5,062
	$ -	€ -	$ 2,738	€ 1,754

Payment schedule of long-term loan
Year 1	$ 2,572	€ 1,787	$ 8,370	€ 5,363
Year 2	-	-	2,789	1,787
	2,572	1,787	11,159	7,150
Less: imputed interest	31	21	446	286
Other fees	17	12	75	48
	$ 2,524	€ 1,754	$ 10,638	€ 6,816

10. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share

The calculation of basic and diluted loss per share for the year ended December 31, 2021 was based on the loss attributable to common shareholders of $5,997 (2020 – $138,911; 2019 – $2,097,599) and a weighted average number of common shares outstanding of 32,738,087 (2020 – 29,313,952; 2019 – 27,564,148).

Diluted loss per share did not include the effect of 833,250 share purchase options and 4,719,641 warrants outstanding at year end (2020 - 1,227,000 share purchase options and 8,834,641 warrants; 2019 - 1,730,750 share purchase options and 8,876,250 warrants) as they are anti-dilutive.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

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

As at December 31, 2021, the Company had cash of $139,164 (December 31, 2020 - $205,238), VAT receivables of $1,769 (December 31, 2020 - $21,922) and other receivables of $7,226 (December 31, 2020 - $28,494) to settle current liabilities, net of accounts payable owed by optionees, of $803,562 (December 31, 2020 - $924,762).

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

(e)Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $12,300 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $1,000.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

The following table sets forth the Company’s financial assets classified as subsequently measured at amortized cost as at December 31, 2021 and 2020.

As at December 31, 2021	Level 1	Level 2	Level 3	Total
Assets:
Cash	$139,164	$-	$-	$139,164
Due from optionees	12,751	-	-	12,751
Other receivables	7,226	-	-	7,226
Property deposits	1,439	-	-	1,439
	$160,580	$-	$-	$160,580

As at December 31, 2020	Level 1	Level 2	Level 3	Total
Assets:
Cash	$205,238	$-	$-	$205,238
Due from optionees	61,249	-	-	61,249
Other receivables	28,494	-	-	28,494
Property deposits	1,561	-	-	1,561
	$296,542	$-	$-	$296,542

The financial liabilities are classified as measured at amortized cost.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2021, 2020 and 2019 were as follows:

•$Nil (2020 - $Nil; 2019 - $10,996) in mineral exploration expenses was related to depreciation; and

•As at December 31, 2021, a total of $Nil (2020 - $1,805; 2019 - $Nil) in share issue costs were included in accounts payable and accrued liabilities and $74,550 (2020 - $74,550; 2019 - $77,800) were included in due to related parties.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

14. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2021	2020	2019

Net loss	$(5,997)	$(138,911)	$(2,097,599)

Expected income tax recovery	$(2,000)	$(37,000)	$(566,352)
Effect of foreign tax rate	(24,000)	(16,000)	46,724
Non-deductible items	4,000	1,000	112,279
Deductible items	-	(6,000)	(15,196)
Unrecognized benefit of non-capital losses	22,000	58,000	422,545
		$-	$-

The significant components of the Company’s deferred income tax assets are as follows:

	2021	2020

Deferred income tax assets
Non-capital loss carryforwards	$2,045,000	$1,945,000
Allowable capital losses	9,000	9,000
Share issue costs	12,000	23,000
	2,066,000	1,977,000
Valuation allowance	(2,066,000)	(1,977,000)
Net deferred income tax assets	$-	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $7,574,500 in Canada (2020 - $7,201,500). These losses, if not utilized, will expire through to 2041. Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance. The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses/(Income)

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	854,000
2018	2038	657,000
2019	2039	504,000
2020	2040	476,000
2021	2041	444,000
		$ 7,574,500

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2021	December 31, 2020
Non-current assets
Portugal	$ 213,415	$ 216,743
Finland	14,155	-
	$ 227,570	$ 216,743

Years ended
	December 31, 2021	December 31, 2020
Mineral exploration expenses
Portugal	$ 24,952	$ 68,960
Kosovo	-	11,383
	$ 24,952	$ 80,343

16. EVENTS AFTER THE REPORTING PERIOD

(a)On February 25, 2022, the Company signed a Share Purchase Agreement with Akkerman Exploration B.V. (“AEbv”) to acquire up to a 100% ownership interest in Akkerman Finland OY (“AFOy”), an entity holding certain mineral rights (the “Property”) in Finland.

The acquisition terms are as follow:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued in March 2022), paying €150,000 into AFOy for the purpose of paying existing shareholder loans (paid in March 2022), and depositing €200,000 into a dedicated account (paid in March 2022), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two.

•As a Stage Two earn-in, the Company has the option, for a period of 12 months from the date of completion of Stage One, to acquire the remaining 51% interest in AFOy, bringing their total interest to 100%. The Company can exercise the Stage Two option by issuing a further 1,530,000 common shares, paying an additional €15,000 for the purposes of paying existing shareholder loans and accrued interest, and depositing an additional €200,000 into a dedicated account for further exploration expenditures.

During the period between Stage One and Stage Two, the Company will be the operator for all mining work conducted on the Property. During this same period, the Company and AEbv will form a technical committee comprised of one representative from each party, with AEbv’s representative having the casting vote.

In connection with this transaction, during December 2021, the Company paid a €10,000 ($14,155) non-refundable advance upon signing the initial letter agreement. This amount has been recorded as a deposit on the statement of financial position as at December 31, 2021.

As of the current date, the Company has completed Stage One and acquired 49% of the issued and outstanding shares of AFOy.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Presented in Canadian Dollars)

16. EVENTS AFTER THE REPORTING PERIOD (Continued)

(b)On February 28, 2022, the Company issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000.

(c)On February 28, 2022, the Company completed a non-brokered private placement of 16,666,667 units at $0.075 for gross proceeds of $1,250,000. Each unit consists of one common share and one common share purchase warrant. Each warrant allows the holder to purchase one additional common share for a period of three years at a price of $0.125. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. All securities are subject to a four-month hold expiring on June 29, 2022.

(d)On March 14, 2022, the Company granted a total of 1,575,000 options at an exercise price of $0.08 for a period of five years to its directors, officers, consultants and contractors.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: March 20, 2023	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer