Form 20-F/A
period 2021-12-31
AVRUPA MINERALS LTD.
filed 2023-05-01
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment no. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2021 is filed solely to include images that were missing due to a technical glitch. There is no other change versus the previously filed 20-F.

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

Finland
Yli-li (Au)
Kolima (Zn-Cu)
Pielavesi (Cu-Zn)
Kangasjärvi (Cu-Zn)
South Portugal
Alvalade (Cu-Zn)
Generative Exploration
New applications
Kosovo
Slivovo (Au-Ag)
Generative Exploration

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
N
Santa Margarita da Serra
Caveira
Caveira East
Cabeça Gorda
Monte da Bela Vista
Lousal
Corona
Vale de Junco
Faleiras
Sesmarias
Aljustrel
Aldeia dos Elvas
Moinho
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
Alvalade Project, Portugal
Geology Map
Target Generation, Phase IV
Legend
Phase_4_Drilling
Unit
Culm
VS
DA
VSt
PQ
Bryan
FLT_DRAFT
130813_Collars_01
Drilling
HISTORICAL
JV Avrupa-Antofagasta
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
540000
550000
560000
570000
4230000
4220000
4210000
4200000
4190000
4180000
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

SUMMARY OF RESULTS FOR SES21-044, SESMARIAS MASSIVE SULFIDE ZONE, ALVALADE PROJECT, PORTUGAL										
ZONES	Description		From	To	Total	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
	Semi-massive to massive		417.00	477.60	60.40	0.68	37.08	0.40	0.96	2.33
	Light stkwork pyrite in black shales		477.60	483.00	5.40	---	---	---	---	---
	Stockwork pyrite to semi-massive		483.00	520.20	37.20	0.29				
	Stockwork pyrite to semi-massive		483.00	513.20	30.20		17.99		0.80	1.60
	Stockwork pyrite to semi-massive		483.00	531.00	48.00			0.32		
TOTAL	Gold		417.20	520.20	103.00	0.51				
	Silver		417.20	513.20	96.00		29.20			
	Copper		417.20	531.00	113.80			0.35		
	Lead		417.20	513.20	96.00				0.86	
	Zinc		417.20	513.20	96.00					1.98
BEST	Gold		417.20	426.50	9.30	0.98				
		incl.	417.20	423.50	6.30	1.06				
		and	460.00	464.00	4.00	0.99				
	Silver		417.20	426.50	9.30		56.48			
		incl.	417.20	423.50	6.30		63.29			
	Copper		417.20	426.50	9.30			0.57		
		incl.	417.20	422.50	5.30			0.66		
		and	509.20	521.80	12.60			0.6		
		incl.	511.20	517.20	6.00			0.75		
	Lead		417.20	428.50	11.30				1.31	
			443.00	451.00	8.00				1.16	
			460.00	477.60	17.60				1.12	
		incl.	472.00	477.60	5.60				1.63	
	Zinc		423.50	432.60	9.10					3.05
			442.00	459.00	17.00					3.07
			472.00	474.00	2.00					4.52
			503.20	513.20	10.00					2.76
		incl.	504.20	506.20	2.00					6.83

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

050 N
000
070 S
120 S
250 S
350 S
SES21-034
SES21-037
SES20-031
SES21-039
SES025
SES21-046
SES21-044
SES21-043/43A
SES21-040
SES21-042
SES009
SES015
SES030
SES004
Legend
DDH
DDH COLLAR
DDH Traces
HISTORIC
RECENT
ONGOING
PORMINING
0
50
100 m
ED50/ UTM Zone 29N 1:2000
550400
550500
550600
550700
550800
550900
4204900
4204800
4204700
4204600
4204500
4204400
4204300
4204200

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