Form 20-F
period 2022-12-31
AVRUPA MINERALS LTD.
filed 2023-06-26
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 54,674,754 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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
Emerging Growth Company ☐

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

Yes ☐ No ☒

Index to Exhibits on Page 81

2

Avrupa Minerals Ltd.

Form 20-F Annual Report

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

The Company qualifies as an emerging growth company as defined in the Jumpstart Our Business Startups Act. The Company will continue to qualify as an emerging growth company until such time as the Company produces more than US$1.235 billion in gross revenue, the Company issues more than US$1 billion in non-convertible debt within a three-year period, the Company’s market capitalization exceeds US $700 million, or more than five years elapse from the time of its initial public offering in the United States. As an emerging growth company, the Company is exempt from the requirements of section 404(b) of the Sarbanes-Oxley Act, meaning that the Company is exempt from the requirement to obtain an external audit of its internal controls over financial reporting.

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

Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent annual periods December 31st, the average rates for the period, and the range of high and low rates for the period.

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

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/22	$ 1.30	$ 1.39	$ 1.25	$ 1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36

Three Months Ended 12/31/22	$ 1.35	$ 1.39	$ 1.33	$ 1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29
Three Months Ended 3/31/22	1.26	1.29	1.25	1.25

Three Months Ended 12/31/21	$ 1.27	$ 1.29	$ 1.23	$ 1.28
Three Months Ended 9/30/21	1.26	1.29	1.23	1.27
Three Months Ended 6/30/21	1.23	1.26	1.20	1.24
Three Months Ended 3/31/21	1.27	1.28	1.24	1.26

Three Months Ended 12/31/20	$ 1.30	$ 1.34	$ 1.27	$ 1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36
Three Months Ended 3/31/20	1.36	1.45	1.30	1.41

December 2022		$ 1.37	$ 1.34	$ 1.35
November 2022		1.37	1.33	1.35
October 2022		1.39	1.35	1.36
September 2022		1.38	1.30	1.38
August 2022		1.31	1.27	1.31
July 2022		1.31	1.28	1.28

The exchange rate was $1.35 on December 31, 2022.

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

The Company's mineral exploration activities are subject to substantial government regulatory requirements

The mineral projects in which the Company has an interest are located in Portugal, Finland, and Kosovo. The process for acquiring an interest in mineral concessions in these three countries is different from procedures for acquiring mining claims in Canada or the United States and involves certain risks not applicable in those jurisdictions.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2022. The qualification was included as a result of the Company having no current source of revenue, incurring losses since inception, and the need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number of common shares. As of December 31, 2022, there were 54,674,754 common shares outstanding after adjustment for the 1 for 4 share consolidation effective December 21, 2020.

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Finland, and Kosovo.

Corporate Background

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia under the name Everclear Capital Ltd. On July 7, 2010, the Company changed its name to Avrupa Minerals Ltd.

As of December 31, 2022, the Company has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
AVU Kosova LLC	100%	Kosovo	Exploration
Avrupa Holdings Ltd.(1)	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd. (1)	100%	Barbados	Holding
Akkerman Finland OY (2)	49%	Finland	Exploration

(1)The companies are in the process of being wound up.

(2)This company is accounted for using the equity method.

Currently, the Company conducts mineral exploration in Portugal, Finland and Kosovo.

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

In May 2022, the Company’s Kosovo subsidiary was issued a new exploration license on the Slivovo property by the Mining Bureau of Kosovo. In August 2022, the Company entered into an Option Agreement with Western Tethyan Resources on the project which was renamed the Slivova Project. Under the agreement, Western Tethyan can earn up to an 85% interest in the Project by funding €1,800,000 in exploration and development expenses over 3 years and then by making certain milestone and success payments in addition to completing an Environmental Impact Statement, a Feasibility Study, and completing a Mining License application. A definitive agreement was completed in May 2023.

Business Overview

The Company currently has interests in mineral exploration projects located in Portugal, Finland, and Kosovo. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

As of December 31, 2022, MATSA funded €931,000 on the Alvalade project Phase II – Second Option. Subsequent to the end of the fiscal year, MATSA funded an additional €528,000 in Phase II.

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

050 N
000
070 S
120 S
250 S
350 S
SES21-034
SES21-037
SES20-031
SES21-039
SES025
SES21-046
SES21-044
SES21-043/43A
SES21-040
SES21-042
SES009
SES015
SES030
SES004
Legend
DDH
DDH COLLAR
DDH Traces
HISTORIC
RECENT
ONGOING
PORMINING
0
50
100 m
ED50/ UTM Zone 29N 1:2000
550400
550500
550600
550700
550800
550900
4204900
4204800
4204700
4204600
4204500
4204400
4204300
4204200

Hole SES21-046 was drilled approximately drilled 100 meters from SES 21-044 NW along strike to fill the drilling gap between Section 120S and 350S.

SUMMARY OF RESULTS FOR SES21-046, SESMARIAS NORTH MASSIVE SULFIDE ZONE, ALVALADE PROJECT, PROTUGAL										
	From	To	Meters	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Sn (ppm)	Notes
	378.50	403.70	25.2	0.45	35.4	0.45	1.04	1.98	837	Full Massive Sulfide zone, east limb of Sesmarias Syncline
Polymetallic										
	378.50	**401.40**	**22.9**	**0.72**	**37.7**	**0.48**	**1.10**	**2.17**	**822**	**Best grade zone**
Gold										
incl	382.05	389.00	6.95	0.91						
incl	382.05	385.00	2.95	1.16						
Silver										
incl	382.05	389.00	6.95		50.2					
incl	382.05	385.00	2.95		72.4					
Copper										
incl	380.30	389.00	8.70			0.61				
incl	380.30	384.00	3.70			0.83				
Lead										
incl	382.05	389.00	6.95				1.48			
incl	382.05	386.00	3.95				1.87			
Zinc										
incl	383.00	386.00	3.00					3.50		
and	393.00	400.00	7.00					2.95		
Polymetallic										
	433.00	440.85	7.85	0.34	18.14	0.35	0.23			2nd massive sulfide zone, small fold on east limb of syncline
Silver										
	443.00	449.40	6.40							3rd massive sulfide zone, small fold on east limb of syncline
incl	444.00	448.4	4.40		48.82					
Copper										
incl	559.00	561.7	1.70			1.12%				Top of west limb mineralization

The 250 S geological section shows that SES21-046 crosses the east limb of the Sesmarias syncline with good results in massive sulfide mineralization, then crosses back through a secondary fold into sulfides, but apparently at the very top of the massive body with lower-level results. The drill hole continues through the trough of the syncline until it cuts the closed-off top of the west limb with a higher-grade copper value over a short width. These results and interpretations point to further potential below this hole, as seen in SES21-044. Further drilling is planned for both sections to test for significant depth potential for copper-zinc mineralization.

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

In September 15, 2022, the new phase of drilling, Phase 9, began on the Alvalade Project. This new drilling will initially target anomalies located between the historic Lousal and Caveira Mines, over a strike length of approximately 11 kilometers. The first drill hole targeted potential mineralization located 300-400 meters northwest of the last reported mineralization in the Lousal Mine. Further testing will be conducted in the Lousal area, as well as targets at the Monte da Bela Vista prospect drilled by Avrupa in 2012-2014, new targets in the Caveira Mine vicinity, and several strong VTEM geophysical anomalies located between Monte da Bela Vista and the south end of the Caveira Mine mineralized zones. Once the drill rig was available for return to Sesmarias, or a second rig becomes available, the Company planned further exploratory drilling within the Central and Southern sectors of the known mineralization. Previous, wide-spaced drilling by Avrupa demonstrated the presence of robust massive sulfide mineralization over a further strike length of +1,200 meters through the central and southern sectors at Sesmarias.

CAVEIRA SOUTH
CASAS NOVAS
INC22-001
BOICA
AZINHEIRA NORTH
RAI22-001
AZINHEIRA DOS BARROS E S. MAMEDE DO SADÃO
AZINHEIRA
CURRENT PHASE DRILL HOLE
HISTORIC DRILL HOLE
MONTE DA BELA VISTA
LOUSAL NW
MBV-04
LNW22-002
LNW23-003
MBV-05
LNW22-001
LOUSAL MINE
Minas do Lousal
ALVALADE JV TARGET AREAS
0
857.2
meters
N

Location map for Phase 9 drilling locations

Phase 9 is anticipated to total 6,000 meters of drilling in 10 to 12 drill holes and is budgeted by MATSA in the range of 1.4 to 1.7 million euros. The budget would also include further re-processing of the VTEM data and an airborne gravity survey to cover the entire license, using modern techniques and detailed location and elevation information to replace a patchwork of historic gravity surveys from the 1990’s. Historically, gravity surveys were effective tools for locating non-visible, buried massive sulfide bodies in the Iberian Pyrite Belt.

On March 3, 2023, the Company provided an update on progress at the Alvalade Project. The Company completed four exploration holes, totaling 2,693 meters, in the current phase of drilling, and started a fifth hole. The first two holes tested possible NW strike extension of the Lousal massive sulfide deposit (LNW22-001) and electromagnetic anomalism on a parallel trend to Lousal mineralization (LNW22-002). The third hole targeted a strong geophysical anomaly in mineral-host black shales, located about 4 kilometers further north of the Lousal NW holes (RAI22-001). The fourth hole tested another geophysical anomaly in the Casas Novas target sector, two kilometers south of the Caveira Mine area (INC22-001). All four holes cut through weakly mineralized, strongly folded and faulted, target black shales. Geochemical results from sampling of the first three holes suggested proximity to potential massive sulfide systems, particularly in the two Lousal NW drill holes. Results from INC22-001 were pending.

Subsequent to completing the two LNW holes, the Company performed a stationary-loop SQUID TEM electromagnetic survey to further attempt to identify potential massive sulfide mineralization in this sector. The survey identified an electrical conductor located west of the drilling in favorable geological target area, supported by anomalous base metal results from previous soil sampling work. Further electromagnetic studies, using a moving electrical loop for more detail, supported the presence of a strong conductor. The schematic location of the conductor was shown in red cross-hatch in the Lousal NW cross section, which would be tested by a new drill hole, LNW23-003. Furthermore, geochemical results from sampling of the first two LNW holes suggested the possibility of nearby sulfide mineralization. The Joint Venture continued detailed geochemical studies and interpretation covering the use of low-level results from elements including gold, silver, arsenic, antimony, manganese, molybdenum, thallium, tin, copper, lead, and zinc, to determine potential proximity to massive sulfide mineralization. In this case, while drilling did not intercept massive sulfide mineralization, the results from sampling of the weakly mineralized black shales, typically the host rock material for mineral deposits in this portion of the Iberian Pyrite Belt (“IPB”), suggested the presence of the kind of hydrothermal system that forms massive sulfide deposits in the IPB.

The Company continued planning for further drill holes in the target areas between Caveira and Lousal, and would soon return to the Sesmarias area to start drilling for extensions of the known mineralization, southwards, and at the Brejo target north of the Sesmarias North sector. The Company also expected to receive detailed airborne gravity information, which would enhance the targeting in the main sectors of interest.

Kosovo

The Company advanced its property interests in Kosovo though its 100% owned subsidiary Innomatik Exploration Kosovo (IEK). The Company initially purchased a 92.5% interest in IEK in July 2010. During the year ended December 31, 2013, the Company acquired the remaining 7.5% interest in IEK.

Slivova (formerly Slivovo) Project

The original Slivovo exploration license is located approximately 15 km southeast of the capital Prishtine. The Company’s geologists first discovered an outcropping gossan zone, 200 meters long x 100 meters wide x 75 meters in elevation, near the village of Pester in late 2011. The license covered 15.2 square kilometers and was issued to the Company on June 27, 2012.

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

In May 2022, the Company received a new 7-year exploration permit covering the Slivova gold prospect and potential extensions. In September 2022, the Company announced that it entered into an Option Agreement with Western Tethyan Resources (“WTR”) for WTR to earn-in up to 85% of the Slivova Gold Project by funding and performing certain work programs to potentially advance the Slivova Project to a mining solution. WTR is a private exploration company based in London and Prishtina, Republic of Kosovo, and is 75% owned by London AIM-listed Ariana Resources.

The terms of the agreement for WTR to earn up to an 85% in the project is the following:

The Due Diligence (“DD”) Phase runs from September 1, 2022 (“Effective Date”) to March 1, 2023:

•€35,000 cash payment to Avrupa upon signing (received);

•€100,000 investment during DD Phase; however if WTR decides to vacate the Project before completion of 6-month DD, minimum of €25,000 must be spent (WTR spent such amount);

•€35,000 cash payment to Avrupa at the end of 6-month DD period (received March 6, 2023);

•Definitive Agreement to be completed and signed (completed May 2023).

Earn-In Phases

•Stage 1:

o€30,000 cash payment to Avrupa on September 1, 2023;

oIf WTR elects to enter the Definitive Agreement, it will invest total €800,000 during first two years from the Effective Date (minimum of €150,000 must be spent by September 1, 2023, post DD Phase), for exploration, drilling, baseline environmental and social surveys, landowners, etc., for 51% of the project.

•Stage 2: After completion of Stage 1, during the third year from the Effective Date, WTR will invest €1,000,000 for NI 43-101 resource estimation, commencement of full Environmental Impact Statement (“EIS”), etc., for 75% of the project.

•Stage 3: During fourth and fifth year from the Effective Date, WTR must complete the EIS, Feasibility Study (“FS”), and Mining License application, for 85% of the project.

•Stage 4: WTR completes success payments to previous JV partner, Byrnecut International Ltd. (“BIL”):

Cash

o€125,000 within 30 days of the first to occur:

-Completion of a positive FS (minimum 15% IRR)

-Avrupa or related party making a decision to proceed with development of a mining operation within the license area

o€125,000 within 30 days of issuance of a mining license for the Slivova Project, and

o€125,000 within 30 days of commencement of mine construction within the license area.

Gold

o100 troy ounces within 30 days of commencement of commercial production (“CCP”);

o175 troy ounces within 30 days of the first-year anniversary of CCP;

o250 troy ounces within 30 days of the second-year anniversary of CCP;

o325 troy ounces within 30 days of the third-year anniversary of CCP.

•Stage 5: Avrupa participates in the mine build or dilutes to 1% NSR.

On March 2, 2023, the Company reported that WTR completed its detailed due diligence study of the Slivova Gold Deposit and elected to continue with Stage 1 of the earn-in joint venture program at Slivova.

During the 6-month due diligence period, WTR developed a small mine concept for the Slivova Project, studying “feasible access, mining, processing, and tailings management options”. At this level of investigation, WTR found that the Project demonstrates “potential for low initial capex, moderate operating costs, and attractive NPV and IRR in the context of the low initial capex and the current estimated mine life”. As a result of these studies, WTR is initiating a Preliminary Economic Assessment and Scoping Study for the Slivova Project, and that they have engaged UK-based consultants Bara Consulting UK and Knight Piesold to perform the study.

In May 2023, the Company and WTR completed the definitive option agreement on the project. WTR is continuing with work under Stage 1 and has to date spent more than €275,000 for Due Diligence, development of a Concept Study, and work on a Preliminary Economic Assessment.

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

Projects

NR 6 Fig 1 Gen location of AFOy projects
AKKERMAN EXPLORATION BV
NORWAY
Gold Project
Yli-Li
Base Metal Projects
Säviä
Kangasjarvi
Kolima
Pyhäsalmi mine and flotation plant
(First Quantum)
Kokkola Zinc smelter
(Boliden)
Harjavalta Copper and Nickel smelters
(Boliden, Norilsk)
Rovaniemi
Kemi
Oulu
Vaasa
Jyväskylä
Tampere
Pori
Turku
Helsinki
St.
GTK © 2003

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

The Company submitted an application for an Exploration Permit on January 24, 2022. The process was underway, and the Company estimated that it may take upwards of 12 months to gain approval from the Finnish government, through a normal and well-defined set of regulations.

On April 12, 2022, the Company reported on first operations at its recently-acquired Kolima Project in the Pyhäsalmi VMS Belt in central Finland.

Based on known mineralization in historic drill holes, the Company selected a suite of drill holes to detail re-log and sample. Most important goals include: 1) attempt to determine a mineral/geochemical vector towards proximal-style massive sulfide mineralization; 2) establish a more detailed recognition of strength and breadth of the known distal-style massive sulfide mineralization; and 3) determine potential to extend the Kärna mineralization to the southeast, 3.5 kilometers along strike towards the Target 1 geophysical conductor.

On June 21, 2022, the Company provided a follow-up progress report covering work related to the Kolima Project.

•Sampling and re-logging of four historic drill holes completed;

•Geochemical results confirm the presence of distal, disseminated VMS-style zinc mineralization, though the source is still unknown;

•Multi-element, pathfinder geochemistry supports the possibility for proximal, massive VMS-style mineralization within a radius of 5km;

•Combination of geology, SkyTEM geophysics, and new geochemical results suggest several well-defined target areas for first pass drilling when exploration license is issued.

The Company contracted with the Finland Geological Survey (GTK) to re-log and sample four representative, historic drill holes from the Kolima exploration projects carried out from the mid-1950’s to the early-1980’s by GTK. Re-logging of the four drillholes, totaling 743.55 meters and situated along a 2-kilometer strike length, indicated that predominantly disseminated zinc mineralization was present, for the most part, through long intervals of mixed volcanic and sedimentary rocks that form the core of the district-scale Kärnä Anticline. Holes that were started further to the west in the west limb of the anticline tended to have thicker zones of zinc mineralization, while the southeasternmost hole, collared at the edge of the east limb of the anticline, contained the least amount of target volcano-sedimentary rocks, and thus little zinc mineralization.

In addition to intervals of disseminated sulfides, detailed logging also revealed the presence of several thin beds of semi-massive to massive sphalerite, zinc sulfide, up to one meter thick, in two of the holes, again suggesting that the representative drilling cut distal deposition portions of a VMS system. Typical VMS pathfinder elements, including iron, manganese, antimony, arsenic, molybdenum, and locally tin, showed anomalous results. VMS metals themselves, copper, lead, and silver, were also present locally anomalous levels in the sampled core. Following are the zinc results of interest in the holes, from north to south:

HOLE R339 – Drilled from west limb of Kärnä Anticline; total depth of 84.5 meters; 62 samples
From (m)	To (m)	Interval (m)	Zinc (%)	Notes
29.66	29.84	0.18	2.4	Two thin beds of semi-massive sulfide mineralization within a 20-meter interval of mafic tuffs that contain continuously anomalous Zn up to 0.38%@ over one meter
44.13	44.27	0.14	4

63	63.15	0.15	7.8	Two thin beds of semi-massive sulfide mineralization within an interval of mineralized mafic tuffs containing 5.95 meters @ 1.3% Zn
65	66	1	4.4

HOLE R46 – Drilled from west limb of Kärnä Anticline; total depth of 297.6 meters; 109 samples
From	To	Interval	Zinc	Notes
175	179	4	0.3

Strongly anomalous zones of disseminated to weakly bedded sulfide mineralization in mixed tuffs, sediments, and mafic porphyry rocks within a total intercept of disseminated zinc mineralization beginning at a depth of 175 meters and continuing to 281.9 meters. Values range from 100's of ppm zinc to more than 1% over 1 to 4 meters thickness.

205	243.3	38.3	0.2
254	268.7	14.7	0.6
254	258	4	1.4
272	281.9	9.9	0.2
HOLE R26 – Drilled from crest of Kärnä Anticline; total depth of 151.45 meters; 70 samples
From	To	Interval	Zinc	Notes
21	29	8	0.3	Visible disseminated sulfides throughout both zones of mixed tuffs and sediments at the bottom of the interval
39.4	69	29.6	0.2

Hole R25 – Drilled from east limb of Kärnä Anticline; total depth of 210 meters; 20 samples
From	To	Interval	Zinc	Notes
				no significant zinc values

Table 1. Results of sampling of disseminated zinc mineralization at Kolima along the Kärnä Anticline. It is encouraging to observe the widespread, disseminated to thin-layered zinc mineralization in mixed volcanics and sedimentary rocks suggesting a distal VMS facies depositional environment. Indicator element anomalism, including iron, manganese, antimony, arsenic, molybdenum, and locally tin, also suggest distal facies VMS mineralization. Locally anomalous values of silver (up to 41.2 g/t over one meter), copper, and lead (up to 0.39% over four meters) further support the possibility of nearby VMS mineralization.

Results of the work to date were positive, and detailed review of all information vectors to the possible presence of a base metal-rich massive sulfide system at Kolima.

•Best potential lied along the west limb of the Kärnä anticline, particularly to the south of historic drilling in the area of SkyTEM Anomaly #1 (located within red oval in Figure 5).

•Further potential lied in the northern sector around and southeast of SkyTEM Anomaly #3 from drill collars to be located to the west of historic drilling and aimed beneath the old holes (located within yellow oval in Figure 5).

•Combination of all results suggested the possibility of a strong VMS system within a general target zone of five kilometers along the Kärnä Anticline.

•At this point, regional geophysics may indicate further potential of favorable stratigraphy located to the northeast of SkyTEM Anomaly #1 between the east limb of the Kärnä Anticline and village of Kolima. There was no known historic drilling in this area.

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

AFOy has completed a 92 line-kilomter helicopter-supported SkyTEM geophysical work over known significant areas within Kangasjärvi. In March 2022, the Company announced that it would work to advance the Kangasjärvi reservation to an exploration license application. The application area would cover the past producing Kangasjärvi zinc mine and apparent extension targets, as well as other potential prospects identified during the SkyTEM geophysical survey. In order to advance the exploration license application process, field work on the Kangasjärvi Reservation began in April 2022.

In August 2022, the Company submitted an application for a new Exploration Permit. The application covered approximately 18.4 square kilometers of favorable terrane for copper- and zinc-bearing volcanogenic massive sulfide deposits. First-pass review of drillhole logs and data suggested that the mineralization at Kangasjärvi was hosted by a unit comprising of fine-grained tuffs and sediments, and included thin limestone layers that may act as marker beds within the mineral-horizon package. The potential mineral hosting unit was strongly altered, originally chlorite/sericite, and subsequently highly metamorphosed to include a cordierite-garnet-sillimanite assemblage of minerals. Widespread disseminated sulfides were present with increasing base metal sulfide content towards the known massive sulfide layer. The mineral horizon, as outlined by historic drilling in the open pit area and immediate surroundings over a strike length of 300 meters, was also reflected by strong conductivity and magnetism. Similar high conductivity and magnetism extended in strong and pronounced anomalism beyond previously-drilled mine area to the southeast over at least four kilometers and also for one kilometer to the north of the Kangasjärvi Mine.

The area is structurally complex, but the Company expected that selective re-logging and sampling of available core, along with compilation and re-interpretation of all acquired data, would generate new, potential mineral target areas beyond the mine. The Company plans to be drill-ready when the Finnish government (Tukes) issues the exploration license, potentially in 2023.

In October 2022, the Company submitted a third exploration license application in the Pyhäsalmi Mining District. The Hallaperä exploration license application is located near the town of Kiuruvesi. The application area covers known copper and zinc sulfide mineralization discovered by Outokumpu Oy in 1967, and partially outlined by drilling of 42 holes during the period 1967 to 1990.

The main Hallaperä massive sulfide body was outlined in 1967 by 21 drill holes in the initial phase of drilling over a total strike length of 1,150 meters. It is a plate-like body with an average thickness of 3 meters, up a maximum width of 18 meters. The strike is in a NNW-SSE direction, with a dip of 60-70 degrees to the SW. A smaller extension continues across the highway to the SSE over an additional length of 650 meters. The sulfide body was further outlined by subsequent drilling of another 21 holes drilled between 1967 and 1990 and remains open at depth. Mineralization includes both semi-massive sulfide and breccia-type characteristics, surrounded by disseminated sulfides. There is no apparent visible zonation. The highest metal grades are associated with breccia-type mineralization, which contains rounded fragments of silica in a matrix of sulfides. Pyrrhotite and pyrite are the dominant ore minerals, with chalcopyrite a minor constituent. In places, sphalerite and magnetite are also abundant.

The Company has been compiling and evaluating historic drill hole information in order to build a mineralization model to support further exploration. Historic, shallow-penetrating ground EM geophysics outlined close-to-surface mineralization, and follow-up drilling defined mineralization to a depth of just 150 meters. Samples were systematically analyzed for only copper, zinc, iron, and sulfur. With new geochemical and geophysical exploration, followed by drilling, there is room for further expansion of the Hallaperä mineral lens, particularly at depth, but possibly along strike, as well.

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

GTK first explored the southern extension of the Oijärvi shear zone, covered by the reservation, from 2001 to 2014. Initial studies turned up gold-in-till anomalies over intensely sheared and altered rocks. Limited drilling resulted in one intercept of 3 g/t gold over two meters at the Kupsusselkä prospect. Given these promising early-stage results, there is clearly need for wider-scale systematic exploration program to determine the best targets within the area.

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.35 on December 31, 2022.

The Company has since inception financed its activities through the issuance of equity. The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2022, 2021 and 2020. All per share amounts have been adjusted for the 1 for 4 common stock consolidation effective December 21, 2020.

Operating Results

Year ended December 31, 2022 vs. year ended December 31, 2021

During fiscal 2022, drilling continued on the Alvalade property. In Kosovo, a new license was granted for the Silvova property the Company agreed to an option agreement on the property with WTR. In Finland, exploration commenced on the recently acquired licenses.

The comprehensive loss for the year ended December 31, 2022 was ($341,109), or ($0.01) per share, compared to a loss of ($14,108), or ($0.00) per share, for the year ended December 31, 2021. Mineral exploration expenses were

$72,329 (Year ended December 31, 2021 - $24,952), and reimbursement from optionee was $402,343 (2021 -$483,950).

Excluding the non-cash depreciation of $1,923 (2021 - $3,143), the Company’s general and administrative expenses totaled $615,144 during the year ended December 31, 2022 (2021 - $461,465), an increase of $153,679 from the year ended December 31, 2021. Significant increases in expenses occurred in professional fees, which rose to $175,500 from $109,079 which is consistent with the higher level of property-related activity during the current year; Share-based payment, which was $98,123 compared to $Nil as the Company issued stock options during 2022 and none in 2021; Travel, which increased to $9,811 from $1,109, and listing and filing fees, which rose to $14,881 from $7,068. Significant declines occurred in bad debt expense, which was $Nil compared to $10,679 in 2021, and office and administrative fees, which fell to $15,676 from $32,703.

Other items include foreign exchange gain of $17,630 (2021 - $61), interest income and other income of $2,607 (2021 - $Nil) and loss on investment in Akkerman Finland OY of $62,973 (2021 - $Nil). Exchange differences arising on the translation of foreign subsidiaries was a loss of $11,320 (2021 - $8,111).

During the year ended December 31, 2022, the Company expensed exploration costs totaling $72,329 consisting of $25,651 on the Alvalade project in Portugal and $46,678 on the Slivova property in Kosovo.

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

Liquidity and Capital Resources

As at December 31, 2022, the Company had working capital of $157,445 (December 31, 2021 – working capital deficit of $642,407). With respect to working capital, the Company had cash of $307,531 (December 31, 2021 - $139,164). The increase in cash was due to the completion of the private placement of common shares and the reduction of debt owed due to a debt settlement with common shares completed during fiscal 2022.

During the year ended December 31, 2022, the Company issued 21,936,667 common shares. The Company completed a non-brokered private placement of 16,666,667 common stock units at a price of $0.075 for gross proceeds of $1,250,000 in February 2022. Each unit consists of one common share and one common share purchase warrant. Each warrant allows the holder to purchase one additional common share under February 28, 2025 at a price of $0.125. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. In February 2022, the Company also issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000. In March 2022, the Company issued 1,470,000 common shares to AEbv pursuant to the share purchase agreement and acquired a 49% interest in AFOy.

As of December 31, 2022, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €1,000 ($1,446) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company believes that sufficient funding from warrants, options, JV partners and the possible sale of additional equity will allow its efforts to continue throughout 2023. If the market conditions worsen or improve, the Company will make adjustment to budgets accordingly.

The current property exploration budget for fiscal 2023, exclusive of the amounts to be spent by the Company’s’ joint-venture partners, is approximately $300,000, with the majority budgeted for exploration on the recently acquired Finland licenses. During 2022, the Company deposited €200,000 into an account to fund exploration on the Finland projects, and the majority of the anticipated 2023 exploration expenditures in Finland will be drawn from these prepaid funds. General and Administrative expenses for 2023 are budgeted at approximately $600,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. All share amounts have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

Common Share Issuances

Year Ended	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2018	Private Placement	1,718,750	$0.32	$550,000
	Private Placement	3,660,000	0.20	732,000

December 31, 2019	Private Placement	500,000	$0.20	$100,000
	Private Placement	910,000	0.20	182,000

December 31, 2020	Private Placement	4,219,641	$0.12	$506,357

December 31, 2021	None

December 31, 2022	Private Placement	16,666,667	$0.075	$1,250,000
	Debt Settlement	3,800,000	0.075	285,000
	Property Acquisition	1,470,000	0.065	95,550

Year Ended December 31, 2022

As at December 31, 2022, the Company had working capital of $157,445 (December 31, 2021 - working capital deficit of $642,407).

During the year, Operating Activities used cash of ($521,950), including the loss for the year of ($329,789). Items not involving cash include depreciation of $1,923, loss on investment in Akkerman Finland OY of $62,973, and share-based payment related to the issuance of stock options of $98,123. Changes in non-cash working capital items include sales tax receivables of ($1,858); advances to related party used cash of ($22,323); increase in prepaid expenses and advances used cash of ($9,131); other receivables used cash of ($3,070); decrease in accounts payable and accrued liabilities used cash of ($29,089); due from/to related parties used cash of ($278,013); and exchange difference arising on the translation of foreign subsidiaries was ($11,696).

Investing Activities used cash of ($499,267). Investment in Akkerman Finland OY used cash of ($211,800), advance to Akkerman Finland OY used cash of ($282,400), and purchase of equipment used cash of ($5,067).

Financing Activities provided cash of $1,189,584. Proceeds from issuance of common shares from the private placement of shares provided cash of $1,250,000, and issue costs used cash of ($60,416).

Cash was $307,531 as of December 31, 2022 compared to cash of $139,164 as of December 31, 2021, an increase of $168,367 during the year.

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

The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2022.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
AVU Kosova LLC	100%	Kosovo	Exploration
Avrupa Holdings Ltd.(1)	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd. (1)	100%	Barbados	Holding
Akkerman Finland OY (2)	49%	Finland	Exploration

(1)The companies are in the process of being wound up.

(2)This company is accounted for using the equity method.

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

•The Company’s interest in PorMining is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. Pursuant to the Shareholders’ Agreement entered into by the companies, MAEPA, a wholly-owned subsidiary of the Company, was appointed operator during the Phase I period and the board of directors of PorMining is comprised of three directors appointed by EUL and two by MAEPA. The operator prepares and submits annual budgets and programs to the board for approval. Management has determined that the Company does not have significant influence over PorMining. Accordingly, the investment in PorMining is accounted for at cost and not as an investment in associate.

•The Company’s interest in AFOy is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. However, pursuant to the Share Purchase Agreement entered into by the companies, the board of directors of AFOy is comprised of one director appointed by the Company and one director by AEBv. Despite the operator being AEBv, the Company provides the necessary funding as part of the earn-in and therefore can influence AFOy’s annual budgets and exploration programs. Management has determined that the Company has significant influence over AFOy and accordingly, the investment in AFOy is accounted for as an investment in associate.

Significant Estimates

The estimate that 50% of the tax deposits will be recovered within one to five years.

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

Financial instruments

The following financial assets are classified as measured at amortized cost - cash, due from optionee, advance to related party, certain other receivables and property deposits.

The following financial liabilities are classified as measured at amortized cost – accounts payable and accrued liabilities and due to related parties.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS. The value of the Canadian Dollar in relationship to the US Dollar was $1.35 on December 31, 2022.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Item 6. Directors, Senior Management and Employees

The following table lists as of April 30, 2023 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	67	July 8, 2010
Mark T. Brown (1)	Canada	55	January 23, 2008
Paul Dircksen (1)	United States	77	September 30, 2013
Frank Hogel (1)	Germany	50	August 3, 2016
Paul Nelles	Germany	76	April 7, 2016

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated May 12, 2022. Details of the charter are contained in Item 6, “Board Practices” below.

The following table lists, as of April 30, 2023, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	67	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	48	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia. Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd. Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects. From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses. Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants. Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Alianza Minerals (since April 2015), Au Gold Corp. (since December 2020), and Mountain Boy Minerals, (since December 2017). Ms. Wong spends approximately 25% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Alianza Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of Fjordland Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; a Director of MTB Metals Corp., a mineral exploration company traded on the TSX Venture Exchange; and as CEO and a Director of Mich Resources Ltd., a mineral exploration company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 15% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the most recent Annual Meeting held on June 21, 2022.

The following table sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Summary Compensation Table

(All Figures in Canadian Dollars unless otherwise noted)

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1)	2022 2021 2020	$ 150,000 150,000 150,000	$ Nil Nil Nil	200,000 Nil Nil	$ 3,424 Nil Nil	$ 165,884 150,000 150,000

Winnie Wong, CFO and Corporate Secretary (2)	2022 2021 2020	N/A N/A N/A	$ Nil Nil Nil	200,000 Nil Nil	$ 135,135 94,200 132,435	$ 147,595 94,200 132,435

Mark T. Brown, Director (2)	2022 2021 2020	N/A N/A N/A	$ Nil Nil Nil	200,000 Nil Nil	$ Nil Nil Nil	$ 12,460 Nil Nil

Paul Dircksen, Director	2022 2021 2020	N/A N/A N/A	$ Nil Nil Nil	200,000 Nil Nil	$ Nil Nil Nil	$ 12,460 Nil Nil

Paul Nelles, Director	2022 2021 2020	N/A N/A N/A	$ Nil Nil Nil	200,000 Nil Nil	$ Nil Nil Nil	$ 12,460 Nil Nil

Frank Hogel, Director	2022 2021 2020	N/A N/A N/A	$ Nil Nil Nil	200,000 Nil Nil	$ Nil Nil Nil	$ 12,460 Nil Nil

(1)“Other Compensation” for Paul W. Kuhn is €2,500 received for consulting work in Kosovo as a result of prior services.

(2)Pacific Opportunity Capital Ltd., a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $135,135, $94,200, and $132,435 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

No funds were set aside or accrued by the Company during fiscal 2022 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 17, 2022, shareholders approved the resolution to set the current Board at 5 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors did not meet in person during fiscal 2022. All matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Frank Hogel.

Staffing

The Company currently has 2 part-time employees (2021 – 2; 2020 – 3) in geology and exploration, and 2 executive officers (2021 – 2; 2020 – 2). Of the employees, both are located in Kosovo.

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

The following table lists, as of April 30, 2023, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group. All share amounts have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

Share Ownership

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,381,250	2.51%
Common	Winnie Wong (2)	225,000	0.41%
Common	Mark T. Brown (3)	10,170,668	18.47%
Common	Paul Dircksen (4)	200,000	0.36%
Common	Frank Hogel (5)	627,000	1.14%
Common	Paul Nelles (6)	326,448	0.59%
	Total Directors/Officers	12,930,366	22.97%

(1)1,181,250 of these shares are common shares and 200,000 represent currently exercisable stock options.

(2)25,000 of these shares are common shares and 200,000 represent currently exercisable stock options.

(3)136,250 of these shares are common shares held directly by Mr. Brown, and 1,800,000 are common shares held in Mr. Brown’s RRSP. 7,654,501 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 200,000 of these shares represent currently exercisable common share purchase options. 198,667 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd.

(4)200,000 of these shares represent currently exercisable stock options.

(5)200,000 of these shares are common shares. 227,000 are currently exercisable stock options and 200,000 are currently exercisable share purchase warrants.

(6)126,448 of these shares are common shares, and 200,000 represent currently exercisable stock options

Based upon 54,674,754 common shares outstanding as of April 30, 2023, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in “Stock Options Outstanding” below.

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

As of May 5, 2023, the shareholders' list for the Company's common shares showed 48 registered shareholders, including depositories, and 54,674,754 common shares issued and outstanding. Of the total registered shareholders, 7 are resident in Canada holding 48,510,125 common shares, or 87% of the total issued and outstanding; 24 shareholders are resident in the United States holding 1,342,923 common shares, or 2% of the issued and outstanding, and 17 shareholders are resident of other nations holding 4,942,956 common shares, or 11% of the issued and outstanding.

The Company is aware of one person/company who beneficially own 5% or more of the Registrant's voting securities. The following table lists as of March 31, 2022 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	10,170,668	18.47%

(1)136,250 of these shares are common shares held directly by Mr. Brown, and 1,800,000 are common shares held in Mr. Brown’s RRSP. 7,654,501 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 200,000 of these shares represent currently exercisable common share purchase options. 198,667 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd.

Based upon 54,674,754 common shares outstanding as of April 30, 2023, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2022, December 31, 2021, and December 31, 2020:

	Services	Expenses Incurred During the Year Ended December 31, 2022	Expenses Incurred During the Year Ended December 31, 2021	Expenses Incurred During the Year Ended December 31, 2020
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing, and financing services	$ 135,135	$ 94,200	$ 132,435
Paul W. Kuhn	Consulting and share-based payment	$ 165,884	$ 150,000	$ 150,000
Paul L. Nelles (b)	Salaries and share-based payment	$ 12,460	$ Nil	$ Nil
TOTAL:		$ 313,479	$ 244,200	$ 282,435

(a)Pacific Opportunity Capital Ltd., a company controlled by Mark Brown, a director of the Company

(b)Paul L. Nelles is a director of Innomatik.

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

Item 9. Offer and Listing of Securities

As of December 31, 2022, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value. There were 54,674,754 common shares issued and outstanding as of December 31, 2022 and April 30, 2023.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “AVU”. The CUSIP number is 05453A207. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The following table lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending April 30, 2023;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2023; and

•each of the last five fiscal years ended December 31, 2022.

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

TSX Venture Exchange

Common Shares Trading Activity

- Sales-
Canadian Dollars
Period	High	Low	Close

April 2023	$ 0.045	$ 0.025	$ 0.04
March 2023	$ 0.035	$ 0.03	$ 0.03
February 2023	$ 0.035	$ 0.025	$ 0.03
January 2023	$ 0.035	$ 0.025	$ 0.035
December 2022	$ 0.04	$ 0.025	$ 0.035
November 2022	$ 0.035	$ 0.025	$ 0.035

Three Months Ended 3/31/23	$ 0.035	$ 0.025	$ 0.03
Three Months Ended 12/31/22	$ 0.04	$ 0.02	$ 0.025
Three Months Ended 9/30/22	$ 0.05	$ 0.025	$ 0.025
Three Months Ended 6/30/22	$ 0.105	$ 0.025	$ 0.03
Three Months Ended 3/31/22	$ 0.085	$ 0.065	$ 0.075
Three Months Ended 12/31/21	$ 0.105	$ 0.065	$ 0.065
Three Months Ended 9/30/21	$ 0.09	$ 0.07	$ 0.07
Three Months Ended 6/30/21	$ 0.10	$ 0.07	$ 0.08
Three Months Ended 3/31/21	$ 0.15	$ 0.06	$ 0.09
Three Months Ended 12/31/20	$ 0.16	$ 0.10	$ 0.15
Three Months Ended 9/30/20	$ 0.20	$ 0.12	$ 0.12
Three Months Ended 6/30/20	$ 0.16	$ 0.06	$ 0.10

Year Ended 12/31/22	$ 0.105	$ 0.02	$ 0.025
Year Ended 12/31/21	$ 0.15	$ 0.06	$ 0.065
Year Ended 12/31/20	$ 0.20	$ 0.04	$ 0.15
Year Ended 12/31/19	$ 0.28	$ 0.08	$ 0.16
Year Ended 12/31/18	$ 0.48	$ 0.16	$ 0.20

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. The following table lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to April 2023	€1.00	€0.002	€0.0055

The following table lists, as of April 30, 2023, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants. Amounts have been adjusted to reflect the 1 for 4 common share consolidation effective December 21, 2020.

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

During the year ended December 31, 2022, the Company issued 21,936,667 common shares. The Company completed a non-brokered private placement of 16,666,667 common stock units at a price of $0.075 for gross proceeds of $1,250,000 in February 2022. Each unit consists of one common share and one common share purchase warrant. Each warrant allows the holder to purchase one additional common share under February 28, 2025 at a price of $0.125. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. In February 2022, the Company also issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000. In March 2022, the Company issued 1,470,000 common shares to AEbv pursuant to the share purchase agreement and acquired a 49% interest in AFOy.

No common shares were issued in fiscal 2021 ended December 31, 2021.

During the year ended December 31, 2020, the Company completed a non-brokered private placement of 4,219,641 common share units at a price of $0.12 per unit for gross proceeds of $506,357. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 per share until October 23, 2023.

Shares Issued for Assets Other Than Cash

During the year ended December 31, 2022, the Company issued 3,800,000 shares at a deemed price of $0.075 per share to settle outstanding debt for $285,000. The Company also issued 1,470,000 common shares to Akkerman Exploration B.V. for the purchase of 49% of Akkerman Finland OY.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in the following table as of April 30, 2023, as well as the number of options granted to Directors and all employees as a group.

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President, CEO and Director	200,000	200,000	$ 0.08	March 14, 2027

Winnie Wong, Chief Financial Officer & Corporate Secretary	200,000	200,000	$ 0.08	March 14, 2027

Mark T. Brown, Director	200,000	200,000	$ 0.08	March 14, 2027

Paul Dircksen, Director	200,000	200,000	$ 0.08	March 14, 2027

Frank Hogel, Director	27,000 200,000	27,000 200,000	$ 0.20 0.08	January 7, 2024 March 14, 2027

Paul Nelles, Director	200,000	200,000	$ 0.08	March 14, 2027

Employees/Consultants	18,750 375,000	18,750 375,000	$ 0.20 0.08	January 7, 2024 March 14, 2027

Total Officers and Directors	1,227,000	1,227,000

Total Employees/Consultants	393,750	393,750

Total Stock Options Issued and Outstanding	1,620,750	1,620,750

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2022, 2021 and 2020 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $130,200 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $1,000.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2022. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2022, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2022.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2022 Ended 12/31/2022	Fiscal 2021 Ended 12/31/2021
Audit Fees	$ 20,500	$ 20,500
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 20,500	$ 20,500

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

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 28, 2023.

•Consolidated Statements of Financial Position at December 31, 2022, and December 31, 2021.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

•Consolidated Statements of Cash Flows for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2022 and December 31, 2021.

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

AVRUPA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022, 2021 AND 2020

AVRUPA MINERALS LTD.

410 – 325 Howe Street, Vancouver, BC V6C 1Z7          T: (604) 687-3520          F: 1 (888) 889-4874 85

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avrupa Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. (‘the Company’), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021 and the consolidated statements of comprehensive loss, changes in (deficiency)/equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and a summary of significant accounting policies and other explanatory information (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021 and its financial performance and its cash flows for the years ended December 31, 2022, 2021 and 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that it will be necessary for the Company to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

This issue also constitutes, from our perspective, a critical audit matter that was communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved, on our part, especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating this critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which in all likelihood will not be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

A critical audit matter was communicated above under ‘Going Concern’.

De Visser Gray LLP (1054)

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 28, 2023

We have served as the Company’s auditor since 2008.

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2022	2021

Assets
Current assets
Cash		$307,531	$139,164
Prepaid expenses and advances		9,376	245
Due from optionees	5	12,811	12,751
Advance to related party	9	22,323	-
Sales tax receivables		3,627	1,769
Other receivables		10,713	7,226
		366,381	161,155
Non-current assets
Property deposits	6	1,446	1,439
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Equipment	4	2,602	2,090
Investment in PorMining	5	765	765
Advance to Akkerman Finland OY	7	282,400	-
Deposit – Akkerman Finland OY	7	-	14,155
Investment in Akkerman Finland OY	7	258,532	-
		754,866	227,570

Total assets		$1,121,247	$388,725

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$100,930	$130,019
Due to related parties	9	108,006	671,019
Current portion of long-term loan	10	-	2,524
		208,936	803,562

Shareholders' equity/(deficiency)
Share capital	8	10,990,255	9,994,487
Reserves	8	7,641,733	6,980,564
Deficit		(17,719,677)	(17,389,888)
		912,311	(414,837)

Total shareholders' equity/(deficiency) and liabilities		$1,121,247	$388,725

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2023. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2022	2021	2020

Mineral exploration expenses
Mineral exploration expenses	5	$72,239	$24,952	$80,343
Reimbursements from optionee	5	(402,343)	(483,950)	(434,982)
		330,014	458,998	354,639
General administrative expenses
Bank charges		649	630	974
Bad debt expenses		-	10,679	-
Consulting fees, wages and benefits	9	165,955	167,170	192,577
Depreciation		1,923	3,143	13,303
Investor relations		109,270	120,869	94,314
Listing and filing fees		14,881	7,068	8,035
Office and administrative fees		15,676	32,703	18,468
Professional fees	9	175,500	109.079	129,511
Rent	9	11,308	11,866	10,200
Share-based payment	9	98,123	-	-
Transfer agent fees		13,971	10,971	18,648
Travel		9,811	1,109	8,329
		(617,067)	(475,287)	(494,359)
Other items
Foreign exchange gain		17,630	61	802
Interest income and other income		2,607	-	8
Loss on investment in Akkerman Finland OY	7	(62,973)	-	-
Write-off of payables		-	10,231	-
Write-down of exploration and evaluation assets	5	-	-	(1)
		(42,736)	10,292	809

Net loss for the year		(329,789)	(5,997)	(138,911)
Exchange difference arising on the translation of foreign subsidiaries		(11,320)	(8,111)	(16,786)

Comprehensive loss for the year		$(341,109)	$(14,108)	$(155,697)
Basic and diluted loss per share	11	$(0.01)	(0.00)	(0.00)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIENCY) / EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' (deficiency) / equity

Balance as at December 31, 2019	28,518,446	$ 9,733,139	$ 5,181,972	$ 277,893	$ 1,298,472	$ 24,044	$ 6,782,381	$ (17,244,980)	$ (729,460)
Share issues:
Shares issued for private placement	4,219,641	283,277	223,080	-	-	-	223,080	-	506,357
Share issue costs	-	(21,537)	-	-	-	-	-	-	(21,537)
Comprehensive loss	-	-	-	-	-	(16,786)	(16,786)	(138,911)	(155,697)

Balance as at December 31, 2020	32,738,087	9,994,879	5,405,052	277,893	1,298,472	7,258	6,988,675	(17,383,891)	(400,337)
Share issues:
Share issue costs	-	(392)	-	-	-	-	-	-	(392)
Comprehensive loss	-	-	-	-	-	(8,111)	(8,111)	(5,997)	(14,108)
Balance as at December 31, 2021	32,738,087	$ 9,994,487	$ 5,405,052	$ 277,893	$ 1,298,472	$ (853)	$ 6,980,564	$ (17,389,888)	$ (414,837)
Share issues:
Shares issued for private placement	16,666,667	695,475	554,525	-	-	-	554,525	-	1,250,000
Share issue costs	-	(80,257)	-	19,841	-	-	19,841	-	(60,461)
Shares issued for debt settlement	3,800,000	285,000	-	-	-	-	-	-	285,000
Shares issued for investment in Akkerman Finland OY	1,470,000	95,550	-	-	-	-	-	-	95,550
Share-based payment	-	-	-	-	98,123	-	98,123	-	98,123
Comprehensive loss	-	-	-	-	-	(11,320)	(11,320)	(329,789)	(341,109)
Balance as at December 31, 2022	54,674,754	$ 10,990,255	$ 5,959,577	$ 297,734	$ 1,396,595	$ (12,173)	$ 7,641,733	$ (17,719,677)	$ 912,311

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	2022	2021	2020

Cash flows from operating activities
Net loss for the year	$(329,789)	$(5,997)	$(138,911)
Items not involving cash:
Depreciation	1,923	3,143	13,303
Bad debt expenses	-	10,679	-
Loss on investment in Akkerman Finland OY	62,973	-	-
Share-based payment	98,123	-	-
Write-off of payables	-	(10,231)	-
Write-down of exploration and evaluation assets	-	-	1
Changes in non-cash working capital items:
Sales tax receivables	(1,858)	20,153	(4,880)
Due from optionee	-	48,498	(27,355)
Advance to related party	(22,323)	-	-
Prepaid expenses and advances	(9,131)	54,521	(23,432)
Other receivables	(3,070)	10,589	602
Accounts payable and accrued liabilities	(29,089)	(20,511)	(363,267)
Accounts payable owed by optionees	-	(61,249)	29,627
Due from/to related parties	(278,013)	(83,277)	188,949
Exchange difference arising on the translation of foreign subsidiaries	(11,696)	(8,498)	(18,839)

Net cash used in operating activities	(521,950)	(42,180)	(344,202)

Cash flows from investing activities
Investment in PorMining	-	-	(765)
Investment in Akkerman Finland OY	(211,800)	-	-
Deposit – Akkerman Finland OY	-	(14,155)	-
Advance to Akkerman Finland OY	(282,400)	-	-
Property deposits	-	-	15,939
Purchase of equipment	(5,067)	(7,542)	(7,452)

Net cash provided by (used in) investing activities	(499,267)	(21,697)	7,722

Cash flows from financing activities
Proceeds from issuance of common shares	1,250,000	-	506,357
Share issue costs	(60,416)	(2,197)	(22,982)

Net cash provided by (used in) financing activities	1,189,584	(2,197)	483,375

Change in cash for the year	168,367	(66,074)	146,895
Cash, beginning of the year	139,164	205,238	58,343
Cash, end of the year	$307,531	$139,164	$205,238

Supplemental disclosure with respect to cash flows (Note 13)

See notes to the consolidated financial statements 90

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2022.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES

a)Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
AVU Kosova LLC	100%	Kosovo	Exploration
Avrupa Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Portugal Holdings Inc. (1)	100%	Barbados	Holding
Avrupa Kosovo Holdings Inc. (1)	100%	Barbados	Holding
Akkerman Finland OY (2)	49%	Finland	Exploration

(1) The companies are in the process of being wound up.

(2) This company is accounted for using the equity method.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

•The Company’s interest in PorMining is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. Pursuant to the Shareholders’ Agreement entered into by the companies, MAEPA, a wholly-owned subsidiary of the Company, was appointed operator during the Phase I period and the board of directors of PorMining is comprised of three directors appointed by EUL and two by MAEPA. The operator prepares and submits annual budgets and programs to the board for approval. Management has determined that the Company does not have significant influence over PorMining. Accordingly, the investment in PorMining is accounted for at cost and not as an investment in associate (Note 5).

•The Company’s interest in AFOy is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. However, pursuant to the Share Purchase Agreement entered into by the companies, the board of directors of AFOy is comprised of one director appointed by the Company and one director by AEBv. Despite the operator being AEBv, the Company provides the necessary funding as part of the earn-in and therefore can influence AFOy’s annual budgets and exploration programs. Management has determined that the Company has significant influence over AFOy and accordingly, the investment in AFOy is accounted for as an investment in associate (Note 7).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)Significant accounting judgments and estimates (Continued)

Significant estimates

The estimate that 50% of the tax deposits will be recovered within one to five years.

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

j)Financial instruments

The following financial assets are classified as measured at amortized cost - cash, due from optionee, advance to related party, certain other receivables and property deposits.

The following financial liabilities are classified as measured at amortized cost – accounts payable and accrued liabilities and due to related parties.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

l)New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2022 reporting period. The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

4.EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2021	$ 124.225	$ 41,985	$ 23,295	$ 189,505
Additions during the year	257	-	-	-
Exchange adjustment	(9,687)	(3,273)	(1,816)	(14,776)
As at December 31, 2021	114,795	38,712	21,479	174,986
Additions during the year	2,531	-	-	2,531
Exchange adjustment	535	180	100	815
As at December 31, 2022	$ 117,861	$ 38,892	$ 21,579	$ 178,332

Accumulated depreciation
As at January 1, 2021	$ 120,677	$ 40,237	$ 23,295	$ 184.209
Depreciation for the year	1,481	1,662	-	3.143
Exchange adjustment	(9,453)	(3,187)	(1,816)	(14,456)
As at December 31, 2021	112,705	38,712	21,479	172.896
Depreciation for the year	1,923	-	-	1,923
Exchange adjustment	631	180	100	911
As at December 31, 2022	$ 115,259	$ 38,892	$ 21,579	$ 175,730

Net book value
As at January 1, 2021	$ 3,548	$ 1,748	$ -	$ 5,296
As at December 31, 2021	$ 2,090	$ -	$ -	$ 2,090
As at December 31, 2022	$ 2,602	$ -	$ -	$ 2,602

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others	Total
	Alvalade	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2022	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2022	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2022
Concession fees and taxes	$ -	$ -	$ 8,666	$ -	$ -	$ 8,666
Geological salaries and consulting	23,066	-	24,548	-	-	47,614
Insurance	698	-	-	-	-	698
Office and administrative fees	108	-	1,005	-	-	1,113
Rent	-	-	7,396	-	-	7,396
Site costs	2	-	2,123	-	-	2,125
Travel	1,777	-	2,940	-	-	4,717
Reimbursements from optionee	(348,277)	-	(56,066)	-	-	(402,343)
	$ (322,626)	$ -	$ (7,388)	$ -	$ -	$ (330,014)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	20,505	206,975	4	1,282,956
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,560,881	6,317,147	144,349	720,879	12,359	13,755,615
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,320	52,112	14,604	15,007	-	107,043
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,058	279,739	81,228	101,624	68,446	785,095
Rent	606,084	596,896	36,090	88,221	20,560	1,347,851
Report	-	-	24,232	-	-	24,232
Site costs	194,205	244,377	187,250	194,582	8,865	829,279
Travel	241,444	247,277	63,047	22,478	15,326	589,572
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionee	(8,961,049)	(4,890,826)	(2,889,052)	(45,158)	-	(16,786,085)
	$ (88,798)	$ 4,145,186	$ 144,524	$ 1,787,017	$ 500,931	$ 6,488,860

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal		Kosovo		Germany	Others
	Alvalade	Others	Slivovo	Others			Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2021	$ 167,920	$ -	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2021	$ 167,920	$ -	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2021
Concession fees and taxes	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Geological salaries and consulting	22,203	-	-	-	-	-	22,203
Insurance	449	-	-	-	-	-	449
Legal and accounting	-	-	-	-	-	-	-
Office and administrative fees	-	-	-	-	-	-	-
Rent	-	-	-	-	-	-	-
Site costs	-	-	-	-	-	-	-
Travel	2,300	-	-	-	-	-	2,300
Reimbursements from optionee	(483,950)	-	-	-	-	-	(483,950)
	$ (458,998)	$ -	$ -	$ -	$ -	$ -	$ (458,998)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	361,864	693,608	11,839	206,975	4	-	1,274,290
Depreciation	17,178	98,722	-	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	-	2,262,927
Geological salaries and consulting	6,537,815	6,317,147	119,801	720,879	12,359	-	13,708,001
Geology work	-	32,377	891,582	402,515	223,619	140,906	1,690,999
Insurance	24,622	52,112	14,604	15,007	-	-	106,345
Legal and accounting	1,020	1,244	58,158	13,958	-	-	74,380
Office and administrative fees	253,950	279,739	80,223	101,624	5,255	63,191	783,982
Rent	606,084	596,896	28,694	88,221	-	20,560	1,340,455
Report	-	-	24,232	-	-	-	24,232
Site costs	194,203	244,377	185,127	194,582	-	8,865	827,154
Travel	239,667	247,277	60,107	22,478	-	15,326	584,855
Trenching and road work	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(8,612,772)	(4,890,826)	(2,834,986)	(45,158)	-	-	(16,383,742)
	$ 233,828	$ 4,145,186	$ 151,912	$ 1,787,017	$ 252,083	$ 248,848	$ 6,818,874

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

•Phase III – Development and Operation.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase I – First Option

During Phase I, MAEPA granted EUL the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from the effective date or the issue (issued on June 15, 2020) of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. EUL’s right to maintain its 51% interest is conditional upon MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 was received in December 2019 and the remaining €200,000 was received in June 2020);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date [met] and €1,200,000 in the next 24 months [met]) on or before three years from the effective date or the issue of the EEL.

Effectively in March 2022, MATSA completed the Phase I First Option by funding a total of €2,500,000 on the Alvalade project, including the €100,000 guarantee with DGEG, and EUL unconditionally earned the 51% interest in PorMining.

During Phase I, MAEPA acted as the operator of the mineral rights with PorMining paying MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by MATSA and which formed part of the first option expenditures.

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

Upon the completion of Phase I, MATSA and PorMining continued with having MAEPA acting as the operator and PorMining continued paying the operator’s fee. During the year ended December 31, 2022, MAEPA received €100,000 ($136,960) operator’s fee where the fund was included in reimbursements from optionee.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase II – Second Option

Phase II commenced on the first option exercise date and continues until the first to occur of the second option exercise date and the termination of the second option. On the first option exercise date, the Company granted EUL the sole and exclusive right and option to acquire an additional 34% (for an aggregate 85% interest) in PorMining (the second option). EUL’s right to exercise the second option is conditional on MATSA satisfying the second option conditions as follows:

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

As of December 31, 2022, MATSA funded €931,000 on the Alvalade project Phase II – Second Option. Subsequently, MATSA funded another €528,000 on the Alvalade project in Phase II.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

	December 31, 2022	December 31, 2021

Due from optionee
Alvalade - PorMining	$ 12,811	$ 12,751
	$ 12,811	$ 12,751

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo

Slivova (formerly Slivovo) license:

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

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license. During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo. Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government. As of December 31, 2020, the Company wrote off $1.

In March 2021, the Company incorporated a wholly-owned subsidiary, AVU Kosova LLC, to apply for a new Slivovo exploration permit. In May 2022, the Company received a seven-year exploration permit known as the Slivova license.

As consideration for Byrnecut ensuring that Peshter Mining complies with its obligations under the TS, IEK must pay to Byrnecut milestone cash payments totaling €375,000 and milestone gold payments totaling 850 troy ounces of gold (together known as “Success Payments”) as follows:

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

On August 24, 2022, the Company and Western Tethyan Resources (“WTR”) entered into an Option Agreement (the “Agreement”) in respect of the Slivova project. WTR is a private exploration company and is 75% owned by London AIM-listed Ariana Resources PLC. Pursuant to the Agreement, WTR can earn up to an 85% interest in the Slivova project. The terms of the Agreement are:

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo (Continued)

Slivova (formerly Slivovo) license: (Continued)

Date/Period	Expenditures	Option Payment	Earn-in %
On September 1, 2022 (Effective Date)	None	€35,000 (received)
On or before March 1, 2023	€100,000 (spent subsequently)	None
On March 1, 2023	None	€35,000 (1)
On or before September 1, 2023	€150,000	€30,000
On or before September 1, 2024	€650,000	None	51% (Stage 1)
On or before September 1, 2025	€1,000,000	None	75% (Stage 2)

(1) The Company and WTR are working on the definitive agreement and the amount was received on March 6, 2023.

During fourth and fifth year from the Effective Date (Stage 3), WTR must complete the Environmental Impact Study (“EIS”), Feasibility Study (“FS”), and Mining License application to earn-in 85% interest in the project.

During Stage 4, WTR will complete Success Payments to previous JV partner, Byrnecut (see “TS” above).

During Stage 5, the Company will participate in the mine build or dilute to 1% Net Smelter Return (“NSR”).

6. PROPERTY DEPOSITS / TAX DEPOSITS

Property deposits:

As of December 31, 2022, the Company had a total of $1,446 (€1,000) (December 31, 2021: $1,439 (€1,000)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

7. ADVANCE, DEPOSIT AND INVESTMENT IN AKKERMAN FINLAND OY

On February 25, 2022, the Company signed a Share Purchase Agreement with Akkerman Exploration B.V. (“AEbv”) to acquire up to a 100% ownership interest in Akkerman Finland OY (“AFOy”), an entity holding certain mineral rights (the “Property”) in Finland.

The acquisition terms are as follow:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued at a value of $95,550), paying €150,000 ($211,800) into AFOy for the purpose of paying existing shareholder loans (paid), and depositing €200,000 ($282,400) into a dedicated account (paid), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two. The €200,000 ($282,400) was recorded as an advance to AFOy as of December 31, 2022.

•As a Stage Two earn-in, the Company has the option, for a period of 12 months from the date of completion of Stage One, to acquire the remaining 51% interest in AFOy, bringing their total interest to 100%. The Company can exercise the Stage Two option by issuing a further 1,530,000 common shares, paying an additional €15,000 for the purposes of paying existing shareholder loans and accrued interest, and depositing an additional €200,000 into a dedicated account for further exploration expenditures. The option to acquire additional 51% interest expired on March 3, 2023. The Company is currently working with AEbv to defer the payments and share issuances regarding this Stage Two earn-in.

During the period between Stage One and Stage Two, the Company will be the operator for all mining work conducted on the Property. During this same period, the Company and AEbv will form a technical committee comprised of one representative from each party, with AEbv’s representative having the casting vote.

In connection with this transaction, during December 2021, the Company paid a €10,000 ($14,155) non-refundable deposit upon signing the initial letter agreement. This amount has been recorded as a deposit on the statement of financial position as at December 31, 2021. Upon signing the definitive agreement, the deposit was reclassified as Investment in AFOy.

As at December 31, 2022, the Company holds a 49% interest in AFOy (December 31, 2021 – 0%). The investment in associate was assessed for impairment indicators relating to the underlying assets of AFOy in accordance with IAS 36 and IFRS 6.

Investment in AFOy as at January 1, 2021		$-
Non-refundable deposit		14,155
Investment in AFOy as at December 31, 2021		14,155
Payment – initial 49% interest		211,800
Issued shares – initial 49% interest	Note 8(b)(iii)	95,550
Loss on investment in AFOy		(62,973)
Investment in AFOy as at December 31, 2022		$258,532

The year ended December 31, 2022 calculation for the Investment in AFOy is as follows:

AFOy’s net loss from January 1, 2022 to December 31, 2022	$128,517
The Company’s ownership % from January 1, 2022 to December 31, 2022	49%
Share of loss of an associate for the year ended December 31, 2022	$62,973

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

7. ADVANCE, DEPOSIT AND INVESTMENT IN AKKERMAN FINLAND OY (Continued)

The following table illustrates the summarized financial information of AFOy:

December 31, 2022
Current assets	$101,996
Non-current assets	263,796
Current liabilities	4,264
Non-current liabilities	527,717
Loss for the year	128,517

8. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2022, the authorized share capital was comprised of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)Share consolidation

On December 21, 2020, the Company consolidated its share capital on the basis of one new share for every 4 old shares. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

(c)Share issuances:

i.On October 23, 2020, the Company completed a non-brokered private placement by issuing 4,219,641 units (“Unit”) at a price of $0.12 per Unit for gross proceeds of $506,357. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 until October 23, 2023. The warrants were ascribed a value of $223,080.

In connection with the financing, a total of $21,537 share issue costs were incurred.

ii.On February 28, 2022, the Company completed a non-brokered private placement by issuing 16,666,667 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $1,250,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.125 until February 28, 2025. The warrants were ascribed a value of $554,525. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. These finder’s warrants were ascribed a value of $19,841. The Company incurred additional share issue costs in the amount of $29,478 in connection with the financing.

iiiOn February 28, 2022, the Company issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000.

ivOn March 3, 2022, the Company issued 1,470,000 shares to earn an initial 49% interest in AFOy (Note 7).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(d)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

On December 21, 2020, the Company’s stock options were consolidated on a 4 for 1 basis and the exercised prices were reflected as such (Note 8(b)).

Stock option transactions and the number of stock options for the year ended December 31, 2022 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2021	Granted	Exercised	cancelled	2022
April 26, 2022	$0.40	327,500	-	-	(327,500)	-
March 14, 2023 (1)	$0.40	450,000	-	-	-	450,000
March 26, 2023 (1)	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
March 14, 2027	$0.08	-	1,575,000			1,575,000
Options outstanding		833,250	1,575,000	-	(327,500)	2,080,750
Options exercisable		833,250	1,575,000	-	(327,500)	2,080,750
Weighted average exercise price		$0.39	$0.08	$Nil	$0.40	$0.15

(1)Subsequent to December 31, 2022, these options expired unexercised.

As of December 31, 2022, the weighted average contractual remaining life is 3.25 years (December 31, 2021 – 0.90 years).

Stock option transactions and the number of stock options for the year ended December 31, 2021 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2020	Granted	Exercised	cancelled	2021
September 26, 2021	$0.72	393,750	-	-	(393,750)	-
April 26, 2022	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
Options outstanding		1,227,000	-	-	(393,750)	833,250
Options exercisable		1,227,000	-	-	(393,750)	833,250
Weighted average exercise price		$0.50	$Nil	$Nil	$0.72	$0.39

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(d)Share Purchase Option Compensation Plan: (Continued)

Stock option transactions and the number of stock options for the year ended December 31, 2020 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2019	Granted	Exercised	cancelled	2020
July 15, 2020	$0.40	503,750	-	-	(503,750)	-
September 26, 2021	$0.72	393,750	-	-	-	393,750
April 26, 2022	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
Options outstanding		1,730,750	-	-	(503,750)	1,227,000
Options exercisable		1,730,750	-	-	(503,750)	1,227,000
Weighted average exercise price		$0.47	$Nil	$Nil	$0.40	$0.50

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2022, 2021 and 2020 were:

	2022	2021	2020
Risk-free interest rate	1.34%	n/a	n/a
Expected life	5 years	n/a	n/a
Expected volatility	144.13%	n/a	n/a
Expected dividend yield	Nil	n/a	n/a

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(e)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2022 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
August 28, 2023	$0.075	-	412,500	-	-	412,500
Outstanding		-	412,500	-	-	412,500
Weighted average exercise price		$Nil	$0.075	$Nil	$Nil	$0.075

As of December 31, 2022, the weighted average contractual remaining life is 0.66 years.

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2022, 2021 and 2020 were:

	2022	2021	2020
Risk-free interest rate	0.49%	n/a	n/a
Expected life	1.5 years	n/a	n/a
Expected volatility	149.50%	n/a	n/a
Expected dividend yield	Nil	n/a	n/a

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(f)Warrants:

On December 21, 2020, the Company’s warrants were consolidated on a 4 for 1 basis and the exercised prices were reflected as such (Note 8(b)).

The continuity of warrants for the year ended December 31, 2022 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
February 25, 2022 (1)	$0.40	500,000	-	-	(500,000)	-
October 23, 2023	$0.20	4,219,641	-	-	-	4,219,641
February 28, 2025	$0.125	-	16,666,667	-	-	16,666,667
Outstanding		4,719,641	16,666,667	-	(500,000)	20,886,308
Weighted average exercise price		$0.22	$0.125	$Nil	$0.40	$0.14

(1)These warrants have a forced exercise price. If the closing price of the Company’s shares is $0.80 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

As of December 31, 2022, the weighted average contractual life is 1.89 years (December 31, 2021 – 1.64 years).

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(f)Warrants: (Continued)

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2022, 2021 and 2020 were:

	2022	2021	2020
Risk-free interest rate	0.88%	n/a	1.46%
Expected life	3 years	n/a	3 years
Expected volatility	161.98%	n/a	149.71%
Expected dividend yield	Nil	n/a	Nil

9. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2022
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (d) Chief Executive Officer, Director	$ 153.424	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 165,884
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Paul L. Nelles (c) Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Paul Dircksen Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Frank Hogel Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460

For the year ended December 31, 2021

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (d) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

For the year ended December 31, 2020

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (d) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Related party liabilities

		Years ended
	Services / Advances	December 31, 2022		December 31, 2021		December 31, 2020		As at December 31, 2022	As at December 31, 2021
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services		$135,135		$94,200		$132,435	$64,632		534,488 (b)
Paul W. Kuhn (d)	Consulting and share-based payment		$165,884		$150,000		$150,000	$28,916		$122,140 (e)
Paul L. Nelles (c)	Salaries and share-based payment		$12,460	$	Nil	$	Nil	$14,458		$14,391
TOTAL:			$313,479		$244,200		$298,435	$108,006		$671,019
Amounts due from:
Paul W. Kuhn (d)	Consulting services	$	Nil	$	Nil	$	Nil	$22,323 (f)	$	Nil

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)Includes a $56,008 advance, that is non-interest bearing without specific terms of repayment. On February 28, 2022, the Company settled $210,000 of this amount by issuing 2,800,000 shares (Note 8(c)).

(c)Paul L. Nelles is a director of Innomatik.

(d)On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

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

During fiscal 2022, Paul Kuhn received an additional €2,500 ($3,424) for his consulting work in Kosovo as a result of past services.

(e)On February 28, 2022, the Company settled $75,000 of this amount by issuing 1,000,000 shares (Note 8(c)).

(f)This amount relates to PorMining paying Paul Kuhn for his technical services consulting in excess of the Contract (defined above in Note 9(d)). Such amount will be used to offset and reduce the Company's monthly fee payable to Paul Kuhn per the Contract.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

10.LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle. The long-term loan was fully paid as of December 31, 2022.

	December 31, 2022		December 31, 2021

Long-term loan	$ -	€ -	$ 2,524	€ 1,754
Less: current portion of long-term loan	-	-	2,524	1,754
	$ -	€ -	$ -	€ -

Payment schedule of long-term loan
Year 1	$ -	€ -	$ 2,572	€ 1,787
	-	-	2,572	1,787
Less: imputed interest	-	-	31	21
Other fees	-	-	17	12
	$ -	€ -	$ 2,524	€ 1,754

11.EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share

The calculation of basic and diluted loss per share for the year ended December 31, 2022 was based on the loss attributable to common shareholders of $329,789 (2021 – $5,997; 2020 – $138,911) and a weighted average number of common shares outstanding of 51,116,744 (2021 – 32,738,087; 2020 – 29,313,952).

Diluted loss per share did not include the effect of 2,080,750 share purchase options, 20,886,308 warrants and 412,500 finder’s options outstanding at year end (2021 - 833,250 share purchase options and 4,719,641 warrants; 2020 - 1,227,000 share purchase options and 8,834,641 warrants) as they are anti-dilutive.

12.FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, other receivables, advance to related party, due from optionee, property deposits, accounts payables and accrued liabilities and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS (Continued)

(a)Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal and Kosovo and property deposits are held by Portuguese regulatory authorities. Amounts are receivable from optionee and a related party.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2022, the Company had cash of $307,531 (December 31, 2021 - $139,164), advance to related party of $22,323 (December 31, 2021 - $Nil), sales tax receivables of $3,627 (December 31, 2021 - $1,769) and other receivables of $10,713 (December 31, 2021 - $7,226) to settle current liabilities of $208,936 (December 31, 2021 - $803,562).

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

(e)Currency risk

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $130,200 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $1,000.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

12.FINANCIAL INSTRUMENTS (Continued)

The following table sets forth the Company’s financial assets classified as subsequently measured at amortized cost as at December 31, 2021 and 2020.

The Company does not have any financial instruments that are measured at fair value.

13.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2022, 2021 and 2020 were as follows:

•As at December 31, 2022, a total of $Nil (2021 - $Nil; 2020 - $1,805) in share issue costs were included in accounts payable and accrued liabilities and $Nil (2021 - $74,550; 2020 - $74,550) were included in due to related parties.

14.MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants and share purchase options as capital (see Note 8). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

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

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

15.INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2022	2021	2020

Net loss	$(329,789)	$(5,997)	$(138,911)

Expected income tax recovery	$(89,000)	$(2,000)	$(37,000)
Effect of foreign tax rate	(10,000)	(24,000)	(16,000)
Non-deductible items	(22,000)	4,000	1,000
Deductible items	(16,000)	-	(6,000)
Unrecognized benefit of non-capital losses	137,000	22,000	58,000

	$-	$-	$-

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

15.INCOME TAX (Continued)

The significant components of the Company’s deferred income tax assets are as follows:

	2022	2021

Deferred income tax assets
Non-capital loss carryforwards	$2,196,000	$2,045,000
Allowable capital losses	45,000	9,000
Share issue costs	18,000	12,000
	2,259,000	2,066,000
Valuation allowance	(2,259,000)	(2,066,000)

Net deferred income tax assets	$-	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $8,132,500 in Canada (2021 - $7,574,500). These losses, if not utilized, will expire through to 2042. Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance. The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	854,000
2018	2038	657,000
2019	2039	504,000
2020	2040	476,000
2021	2041	444,000
2022	2042	558,000
		$ 8,132,500

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Presented in Canadian Dollars)

16.SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

Years ended
	December 31, 2022	December 31, 2021
Non-current assets
Portugal	$ 213,934	$ 213,415
Finland	540,932	14,155
	$ 754,866	$ 227,570

Years ended
	December 31, 2022	December 31, 2021
Mineral exploration expenses
Portugal	$ 25,651	$ 24,952
Kosovo	46,678	-
	$ 72,329	$ 24,952

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: June 22, 2023	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer