Form 20-F
period 2023-12-31
AVRUPA MINERALS LTD.
filed 2024-05-15
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Index to Exhibits on Page 77

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

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/23	$ 1.35	$ 1.39	$ 1.31	$ 1.32
Year Ended 12/31/22	1.30	1.39	1.25	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.33	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

Three Months Ended 12/31/22	$ 1.35	$ 1.39	$ 1.33	$ 1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29
Three Months Ended 3/31/22	1.26	1.29	1.25	1.25

Three Months Ended 12/31/21	$ 1.27	$ 1.29	$ 1.23	$ 1.28
Three Months Ended 9/30/21	1.26	1.29	1.23	1.27
Three Months Ended 6/30/21	1.23	1.26	1.20	1.24
Three Months Ended 3/31/21	1.27	1.28	1.24	1.26

December 2023		$ 1.36	$ 1.32	$ 1.32
November 2023		1.39	1.36	1.36
October 2023		1.39	1.36	1.39
September 2023		1.37	1.34	1.35
August 2023		1.36	1.33	1.35
July 2023		1.34	1.34	1.32

The exchange rate was $1.32 on December 31, 2023.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2023. The qualification was included as a result of the Company having no current source of revenue, incurring losses since inception, and the need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The effects of a global pandemic, including the COVID-19 outbreak, may have a negative effect on the Company’s operations and financial condition

The World Health Organization declared the novel coronavirus COVID-19 as a pandemic in March 2020. This declaration led to numerous emergency measures being instituted in many countries worldwide. These measures include government and business closures, stay-at-home orders, and limitations placed on work and travel. The continued outbreak of any pandemic, including COVID, could materially and adversely impact the Company’s operations including mineral exploration, its joint-ventures, receipt of necessary government approvals, and regulatory compliance. It may also have a negative effect on the equity and debt markets, which may make raising additional capital more difficult or not available. The full extent of such impacts is outside the Company’s control and may have a significant negative effect on the Company’s operations and financial condition.

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

The authorized share capital of the Company consists of an unlimited number of common shares. As of December 31, 2023, there were 54,674,754 common shares outstanding after adjustment for the 1 for 4 share consolidation effective December 21, 2020.

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

As of December 31, 2023, the Company has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
AVU Kosova LLC	100%	Kosovo	Exploration
Akkerman Finland OY (1)	49%	Finland	Exploration

(1)This company is accounted for using the equity method.

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

During 2023, the Company’s Finland JV received exploration permits for its Kangasjärvi and Hallaperä projects. Application for an exploration permits on the Yli-li project was made and is in process, while the permit for the Kolima project has been approved by the mining bureau but has not yet been issued due to appeals filed with the district court. Subsequently, a fifth exploration permit was applied for and approved for the Rauhala massive sulfide project.

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

Mineral Properties

The Company currently has interests in 7 mineral exploration properties, including 1 property in Portugal, 1 property in Kosovo, and 5 mineral exploration projects in Finland. All of the Company's properties are currently at the exploration stage.

Finland
Kangasjärvi (Cu-Zn)
Hallaperä (Cu-Zn)
Kolima (Zn-Cu)
Rauha Cu-Zn)
Yli-Ii (Au)
South Portugal
Alvalade (Cu-Zn)
Kosovo
Slivovo (Au-Ag)

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

The effective date of the Transaction is the date that PorMining receives (received on June 15, 2021) the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction is comprised of the following phases:

•Phase I – First Option;

•Phase II – Second Option;

•51/49 Phase; and

•Phase III – Development and Operation

Phase I – First Option

Phase I commenced on the effective date and continues until either the first option exercise date and the termination of the first option, whichever comes first.

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

Effective March 2022, MATSA completed the Phase I first Option by funding a total of €2,500,000 on the project, and unconditionally earned the 51% interest in PorMining

Phase II – Second Option

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

As of December 31, 2023, MATSA funded €2,924,000 on the project Phase II – Second Option. Subsequent to the end of the year, MATSA has funded an additional €175,000 on the project Phase II.

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

In June 2021, the Company presented an interim progress report covering drilling at the Alvalade Project. Highlights include:

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

Hole SES21-046 was drilled approximately 100 meters from SES 21-044 NW along strike to fill the drilling gap between Section 120S and 350S.

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

During 2021, the Company commissioned a helicopter-supported VTEM geophysical survey over a portion of the Alvalade license. Initial results highlighted a trend of potential targets from the Caveira Mine to the Lousal Mine. Widescale cultural interference in the survey area, caused by a village, railroad tracks, and power lines, made visualization of electromagnetic anomalism particularly difficult in the area between Lousal and Sesmarias. However, the Company engaged a second geophysical consulting firm to re-process the original data in order to clarify and accentuate the VTEM anomalism by masking the cultural electromagnetic effects on the survey.

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

In September 15, 2022, Phase 9 of drilling began on the Alvalade Project. This new drilling initially targeted anomalies located between the historic Lousal and Caveira Mines, over a strike length of approximately 11 kilometers. The first drill hole targeted potential mineralization located 300-400 meters northwest of the last reported mineralization in the Lousal Mine. Previous, wide-spaced drilling by Avrupa demonstrated the presence of robust massive sulfide mineralization over a further strike length of +1,200 meters through the central and southern sectors at Sesmarias.

CAVEIRA SOUTH
CASAS NOVAS
INC22-001
BOICA
AZINHEIRA NORTH
RAI22-001
AZINHEIRA DOS BARROS E S. MAMEDE DO SADÃO
AZINHEIRA
CURRENT PHASE DRILL HOLE
HISTORIC DRILL HOLE
MONTE DA BELA VISTA
LOUSAL NW
MBV-04
LNW22-002
LNW23-003
MBV-05
LNW22-001
LOUSAL MINE
Minas do Lousal
ALVALADE JV TARGET AREAS
0
857.2
meters
N

Location map for Phase 9 drilling locations

On March 3, 2023, the Company provided an update on progress at the Alvalade Project. The Company completed four exploration holes, totaling 2,693 meters, in this phase of drilling. The first two holes tested possible NW strike extension of the Lousal massive sulfide deposit (LNW22-001) and electromagnetic anomalism on a parallel trend to Lousal mineralization (LNW22-002). The third hole targeted a strong geophysical anomaly in mineral-host black shales, located about 4 kilometers further north of the Lousal NW holes (RAI22-001). The fourth hole tested another geophysical anomaly in the Casas Novas target sector, two kilometers south of the Caveira Mine area (INC22-001). All four holes cut through weakly mineralized, strongly folded and faulted, target black shales. Geochemical results from sampling of the first three holes suggested proximity to potential massive sulfide systems, particularly in the two Lousal NW drill holes.

Subsequent to completing the two LNW holes, the Company performed a stationary-loop SQUID TEM electromagnetic survey to further attempt to identify potential massive sulfide mineralization in this sector. The survey identified an electrical conductor located west of the drilling in favorable geological target area, supported by anomalous base metal results from previous soil sampling work. Further electromagnetic studies, using a moving electrical loop for more detail, supported the presence of a strong conductor. The schematic location of the conductor would be tested by a new drill hole, LNW23-003. Furthermore, geochemical results from sampling of the first two LNW holes suggested the possibility of nearby sulfide mineralization. The Joint Venture continued detailed geochemical studies and interpretation covering the use of low-level results from elements including gold, silver, arsenic, antimony, manganese, molybdenum, thallium, tin, copper, lead, and zinc, to determine potential proximity to massive sulfide mineralization. In this case, while drilling did not intercept massive sulfide mineralization, the results from sampling of the weakly mineralized black shales, typically the host rock material for mineral deposits in this portion of the Iberian Pyrite Belt (“IPB”), suggested the presence of the kind of hydrothermal system that forms massive sulfide deposits in the IPB. The company is trying to ascertain how to differentiate the black shales from zones of potential massive sulfide mineralization.

Six additional holes were drilled in the Sesmarias Central and South Zones as the JV geological team aimed deeper to 400 meters depth to attempt to locate further high-grade mineralization. Previous JV drilling demonstrated the potential for significant thicknesses of massive sulfide mineralization, and the Company recognized the potential for higher grade mineralization as it moved south towards the Central Zone, perhaps the center of the mineral system. The Company now recognizes that the SES002 lens could be part of the new discovery lens, separated by faulting.

The following diagram shows the extent of drilling in the Sesmarias North and Central Zones from SES019 northwest to SES21-036 as shown in the general schematic section. The six recently-completed drill holes are highlighted in red.

Sesmarias North
Sesmarias Central
Sesmarias South
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
551200 E
550700 E
4204500 N
4204000 N
4203500 N
SES21-035
SES21-034
SES21-037
SES21-036
SES008
SES21-033
SES21-032
SES21-038
SES20-031
SES21-039
SES028
SES025
SES21-045
SES21-046
SES21-043/043A
SES21-044
SES21-040
SES21-042
SES009
SES015
SES23-049
SES23-051
SM0601
SM0602
SES006
SES005
SES030
SES23-047
SES002
SES21-041
SES003
SES007
SES004
SES23-048
SES027
SES016/16A
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES0

The following tables summarize the most important results from these six drill holes.

Hole SES23-047 intercepted at least part of the eastern limb of the target mineralized syncline, and possibly part of the hinge of the syncline. Further drilling is clearly necessary to search for both extension and shape of the mineral body.

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-047		26.95	393.80	420.75	2.18	2.58	5.60	88.2	0.33
	w/i	43.40	392.80	436.20	1.51	2.15	4.78	64.1	0.26

SES23-048 intersected 9.2 meters of massive sulfide mineralization, followed by 8.3 meters of stockwork sulfide mineralization near the presumed top of the hinge zone, or possibly on the western, upright limb of the Sesmarias synform on Section 800 South.

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-048		9.20	419.10	428.30	1.20	1.46	3.05	30.1	0.43
	and	8.30	428.30	436.60	0.31	anom.	0.33	anom.	0.43
	total	17.50	419.10	436.60	0.78	---	---	---	0.43
	also	0.25	348.40	348.65	1.01	0.74	1.32	39.2	0.14

SES23-049 did not cut significant mineralization, as the hole crossed too high in the Sesmarias synform, much like SES23-041, drilled in 2021. Fragments of massive sulfide mineralization are present in the major thrust fault that bounds and cuts the eastern, overturned limb of the Sesmarias synform

Drillhole	Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-049	no significant results
	0.70	332.55	333.25	0.29	0.19	0.32	anom.	anom.

SES23-050 did not intersect any significant visible mineralization, as the hole crossed beneath the Sesmarias synform. It did cross the eastern limb fault containing abundant disseminated and fragmented pyrite.

Drillhole	Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-050	samples in lab -- no significant results expected, though crossed faulted east limb at 397.50 to 398.70 meters, below hinge zone

SES23-051 crossed 30.7 meters of zinc-rich stockwork sulfide mineralization beneath the hinge zone. This included an intercept of 9 meters of semi-massive to massive sulfide mineralization and a further zone of 8 meters of semi-massive sulfides, followed by another 11.7 meters of stockwork sulfide mineralization.

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-051		9.00	456.80	465.80	anom.	0.99	2.35	11.7	anom.
	and	8.00	467.80	475.80	anom.	3.04	3.47	50.7	wk anom.
	strong stkwk	19.00	456.80	475.80	---	1.77	2.61	27.3	---
	total stkwk	30.70	456.80	487.50	---	1.18	1.88	17.8	---
	remainder of samples in lab -- no significant results expected, below hinge zone

SES23-052 crossed the western, upright limb of the Sesmarias synform in the Sesmarias South area. This is the first deeper intersection of the western limb in the Central and South zones at Sesmarias. The intersect included 28.4 meters of variable sulfide mineralization from stockwork to massive mineralization.

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-052		5.60	358.60	364.20	0.45	---	---	---	0.33
	and	7.00	366.20	373.20	anom.	0.84	2.72	24.8	wk anom.
	incl.	4.00	368.20	372.20	anom.		3.40		wk anom.
		3.00	370.20	373.20	anom.	1.33			wk anom.
		2.00	370.20	372.20	anom.			45.1	wk anom.
	w/i	28.40	358.60	387.00	total zone of sulfides, including insipient stkwk to massive mineralization
		now cutting remainder of samples -- no significant intervals of high-grade results expected, though several zones of stkwk exist

Current and Anticipated Exploration

Drilling in 2023 totaled 6,530 meters in 14 holes. Two holes were drilled at Caveira South, one at Casas Novas, four in the Lousal Northwest area, one at Brejo, and six in the Sesmarias massive sulfide VMS deposit area.

The highlight of the 2023 drilling program was the re-discovery of the high-grade copper-zinc-lead-silver mineralization at Sesmarias in SES23-047. Follow-up drilling at Sesmarias confirmed potential for more high-grade massive sulfide and stockwork mineralization in the Central Zone at Sesmarias. The success of the Sesmarias drilling underlies potential for the next phase of drilling there, tentatively commencing in Q2 of 2024. This phase will be aimed at defining the high-grade mineralization located in/around the hinge of the Sesmarias Syncline, particularly along strike between the 250 South and 800 South section lines. Plans for the next phase are underway.

To enhance targeting at Sesmarias, The Company performed an IP-Resistivity survey at the end of 2023. The 6-line, 2100-meter-long IP-Resistivity survey covered the North and Central Zones and the Brejo target area just north of Sesmarias. The survey may assist in identification of stockwork sulfide mineralization in proximity to massive sulfides.

Drilling in the northern target areas of the Alvalade license was less successful than at Sesmarias. Drilling intersected narrow lenses of polymetallic sulfide mineralization in both Caveira South drill holes and wispy, distal facies, replacement sulfide mineralization in the Casas Novas drill hole. The Company hopes to do follow-up drilling in both areas at some point in the future, but there are no plans for this in the up-coming drilling phase. Drilling at Lousal Northwest intercepted the mineral horizon black shales, but no significant sulfide mineralization.

Planning for the next phase of drilling is underway, which is expected to commence in the second quarter of 2024. This drilling will test the potential for more significant massive sulfide mineralization in the central and northern sectors of the deposit. This program is expected to total about 5,000 meters of drilling. The success of this drill program will determine how best to move towards a mining license application which will be necessary in the first half of 2025.

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

During the 6-month due diligence period, WTR developed a small mine concept for the Slivova Project, studying “feasible access, mining, processing, and tailings management options”. At this level of investigation, WTR found that the Project demonstrates “potential for low initial capex, moderate operating costs, and attractive NPV and IRR in the context of the low initial capex and the current estimated mine life”. As a result of these studies, WTR is initiating a Preliminary Economic Assessment and Scoping Study for the Slivova Project, and that they engaged UK-based consultants Bara Consulting UK and Knight Piesold to perform the study.

During 2023, WTR completed an updated Mineral Resource Estimate and a positive, independent Preliminary Economic Assessment on the small mine concept. The PEA contemplates a combined open-pit and underground mining operation with gold recovery by Carbon-in-Leach method. WTR also performed exploration rock and soil sampling around the license to help identify satellite deposits. The government has issued trenching and drilling permits for 2024, and WTR is planning and budgeting for the work program. This program is expected to include trenching over several untested targets and exploration drilling outside of the main deposit in efforts to increase the mineral resources. WTR may also conduct some infill drilling. The Company believes WTR will perform the necessary work to reach the 51% ownership level of the license during 2024, as required by the JV agreement.

As of December 31, 2023, WTR had spent €379,840 towards the 51% earn-in level.

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

Projects

Initially there were four projects in the program: Kangasjärvi, Kolima, Säviä copper-zinc reservations in the Pyhäsalmi Mining District, and the Yli-li gold reservation in an under-explored greenstone belt located to the north of the Pyhäsalmi area. Initial work and review led to the dropping of the Säviä reservation due to problematic land access and difficult access to known mineralization. AFOy moved the other three reservations to permit application level, and the Finnish mining bureau, Tukes, granted permits for Kangasjärvi and Kolima. However, several objections were tabled, as allowed by Finnish law, and the Kolima permit remains in the appeals court process for now. The Yli-li application is in process at Tukes. Subsequently, AFOy acquired an exploration permit called Hallaperä covering known massive sulfide mineralization. And recently, AFOy acquired a fifth exploration permit through the Finnish permit process covering the Rauhala massive sulfide prospect.

Projects

NORWAY
Rovaniemi
Kemi
Oulu
FINLAND
Vaasa
Kuopio
Jyväskylä
Tampere
Pori
Turku
Helsinki
St.
GTK © 2003
Pyhäsalmi Mine and Flotation Plant
(First Quantum)
Kokkola Zinc Smelter
(Boliden)
Harjavalta Copper and Nickel Smelters
(Boliden, Norilsk)

Akkerman Exploration B.V.

AVRUPA MINERALS

Gold Project

Yli-Ii

Base Metal Projects

Kangasjärvi

Hallaperä

Kolima

Rauha

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

In April 2022, the Company reported on first operations at its recently-acquired Kolima Project in the Pyhäsalmi VMS Belt in central Finland.

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

The Company submitted an application for an Exploration Permit on January 24, 2022. In May 2023, the Kolima application was approved by Finland’s mineral exploration licensing authority, but three appeals were filed. Those appeals must be reviewed before an exploration license can be granted. Consequently, AFOy and the Company decided to temporarily suspend exploration work at Kolima until the outcome of the court proceedings is established.

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

Basic exploration work, continued review of historic core and geophysical data, and modeling of SkyTEM data from the Kangasjärvi license suggest an outstanding un-drilled target close to the old Kangasjärvi Mine. The area is structurally complex, but the Company expected that selective re-logging and sampling of available core, along with compilation and re-interpretation of all acquired data, would generate new, potential mineral target areas beyond the mine.

In August 2022, the Company submitted an application for a new Exploration Permit. The application covered approximately 18.4 square kilometers of favorable terrane for copper- and zinc-bearing volcanogenic massive sulfide deposits. In May 2023, the Finish mineral exploration licensing authority approved the Kangasjärvi application, there were no appeals during the 37-day comment period. The exploration license is now fully in force. AFOy has started to fulfill obligations related to the issuance of the new license, including payment of the annual fees directly to the landowners within the permit area, as well as planning the next phase of exploration.

The joint venture is making plans for drilling of a promising deep EM anomaly adjacent to the historic Kangasjärvi zinc mine in 2024. There are further SkyTEM anomalies that may rate drilling after planned exploration work during the up-coming field season. AFOy and the Company will continue the review and compilation of substantial amounts of historic geological and drilling data from around the license area.

The Hallaperä Property

The exploration license application for Hallaperä was received in 2023. The Hallaperä exploration license application is located near the town of Kiuruvesi in the Pyhäsalmi Mining District. The license covers known copper and zinc sulfide mineralization discovered by Outokumpu Oy in 1967, and partially outlined by drilling of 42 holes during the period 1967 to 1990.

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

The Rauha License

The Finnish mining bureau recently awarded an exploration permit to AFOy for another license covering a massive sulfide deposit near the historic Vihanti Mine. The Rauhala deposit was discovered in 1985 by the Finnish Geological Survey (GTK), and later worked by Outokumpu Oy. It measures nearly 600 meters long and 350 meters wide and averages about 2 meters thick, as presently known. Virtually no work on the deposit has been completed in the past 20-25 years.

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

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.32 on December 31, 2023.

The Company has since inception financed its activities through the issuance of equity. The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2023, 2022 and 2021. All per share amounts have been adjusted for the 1 for 4 common stock consolidation effective December 21, 2020.

Operating Results

Year ended December 31, 2023 vs. year ended December 31, 2022

During fiscal 2023, drilling continued on the Alvalade property in Portugal. In Kosovo, WTR completed a new Mineral Resource Estimate and Preliminary Economic Assessment on the Silvova Property. In Finland, exploration permits were issued on several of the licenses, and a fifth exploration project was acquired.

The comprehensive loss for the year ended December 31, 2023 was ($55,637), or ($0.00) per share, compared to a comprehensive loss of ($341,109), or ($0.01) per share, for the year ended December 31, 2022. Mineral exploration expenses were $66,492 (Year ended December 31, 2022 - $72,329), and reimbursement from optionees was $482,452 (2022 - $402,343).

Excluding the non-cash bad debt expenses of $12,934 (2022 - $Nil), depreciation of $1,775 (2022 - $1,923), and share-based payments related to the issuance of stock options of $Nil (2022 - $98,123), the Company’s general and administrative expenses totaled $422,747 during the year ended December 31, 2023 (2022 - $517,021), which is a decrease of $93,274 from the prior year.

Significant declines occurred in investor relations, which decreased to $52,615 from $109,270, professional fees, which fell to $133,099 from $175,500, listing and filing fees, which fell to $8,925 from $14,881, and transfer agent fees, which declined to $4,786 from $13,971. These decreases are largely attributable to fewer issuances of common shares in the current year. Increases occurred in consulting fees, wages and benefits, which rose to $180,854 from $165,955, office and administrative fees, which increased to $21,092 from $15,676, and travel, which declined to $4,786 from $13,971.

Other items include foreign exchange loss of ($5,747 (2022 – gain of $17,630) as exchange rates were less favorable in the current year, interest income and other income of $491 (2022 - $2,607) and loss on investment in Akkerman Finland OY of $27,569 (2022 - $62,973) as its share of the operating loss of AFOy. The Company also wrote-off property deposit of ($1,460) in 2023. Exchange differences arising on the translation of foreign subsidiaries was a gain of $1,144 (2022 - loss of $11,320).

During the year ended December 31, 2023, the Company expensed exploration costs of $66,492 which consists of costs of $27,561 on Alvalade in Portugal and $38,931 on Slivova in Kosovo.

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

Liquidity and Capital Resources

As at December 31, 2023, the Company had working capital of $132,571 (December 31, 2022 – $157,445). With respect to working capital, the Company had cash of $121,745 (December 31, 2022 - $307,531). The decrease in cash was due to expenditures on property exploration and administrative expenses while no common shares were issued for cash compared to fiscal 2022.

During the year ended December 31, 2023, the Company issued no common shares. During the year ended December 31, 2022, the Company issued 21,936,667 common shares. The Company completed a non-brokered private placement of 16,666,667 common stock units at a price of $0.075 for gross proceeds of $1,250,000 in February 2022. Each unit consists of one common share and one common share purchase warrant. Each warrant allows the holder to purchase one additional common share under February 28, 2025 at a price of $0.125. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. In February 2022, the Company also issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000. In March 2022, the Company issued 1,470,000 common shares to AEbv pursuant to the share purchase agreement and acquired a 49% interest in AFOy.

As of December 31, 2023, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company believes that sufficient funding from warrants, options, JV partners and the possible sale of additional equity will allow its efforts to continue throughout 2024. If the market conditions worsen or improve, the Company will make adjustments to budgets accordingly.

The current property exploration budget for fiscal 2024, exclusive of the amounts to be spent by the Company’s’ joint-venture partners, is approximately $300,000, with the majority budgeted for exploration on the recently acquired Finland licenses. General and Administrative expenses for 2023 are budgeted at approximately $600,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. All share amounts have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

Common Share Issuances

Year Ended	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2019	Private Placement	500,000	$ 0.20	$ 100,000
	Private Placement	910,000	0.20	182,000

December 31, 2020	Private Placement	4,219,641	$ 0.12	$ 506,357

December 31, 2021	None	-	-	-

December 31, 2022	Private Placement	16,666,667	$0.075	$ 1,250,000
	Debt Settlement	3,800,000	0.075	285,000
	Property Acquisition	1,470,000	0.065	95,550

December 31, 2023	None	-	-	-

Year Ended December 31, 2023

As at December 31, 2023, the Company had working capital of $132,571 (December 31, 2022 – $157,445).

During the year, Operating Activities used cash of (185,786), including the loss for the year of ($56,781). Items not involving cash include depreciation of $1,775, bad debt expense of $12,934, loss on investment in Akkerman Finland OY of $27,569, and write-down of property deposits of $1,460. Changes in non-cash working capital items include sales tax receivables of ($586); due from optionee of ($18,532); advances to related party used cash of ($49,761); decrease in prepaid expenses and advances provided cash of $6,677; other receivables used cash of ($2,846); decrease in accounts payable and accrued liabilities used cash of ($48,534); due from/to related parties used cash of ($60,264); and exchange difference arising on the translation of foreign subsidiaries was $1,103.

There were no Investing or Financing Activities during the year.

Cash was $121,745 as of December 31, 2023 compared to cash of $307,531 as of December 31, 2022, a decrease of ($185,786) during the year.

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

Critical Accounting Policies and Estimates

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2023.

The Company's financial statements are stated in Canadian Dollars (CDN$). The value of the Canadian Dollar in relationship to the US Dollar was $1.32 on December 31, 2023.

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

oThe Company’s interest in PorMining is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. Pursuant to the Shareholders’ Agreement entered into by the companies, MAEPA, a wholly-owned subsidiary of the Company, was appointed operator during the Phase I period and the board of directors of PorMining is comprised of three directors appointed by SMP and two by MAEPA. The operator prepares and submits annual budgets and programs to the board for approval. Management has determined that the Company does not have significant influence over PorMining. Accordingly, the investment in PorMining is accounted for at cost and not as an investment in associate.

oThe Company’s interest in AFOy is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. However, pursuant to the Share Purchase Agreement entered into by the companies, the board of directors of AFOy is comprised of one director appointed by the Company and one director by AEBv. Despite the operator being AEBv, the Company provides the necessary funding as part of the earn-in and therefore can influence AFOy’s annual budgets and exploration programs. Management has determined that the Company has significant influence over AFOy and accordingly, the investment in AFOy is accounted for as an investment in associate.

Significant estimates

The estimate that 50% of the tax deposits will be recovered within one to two years.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Item 6. Directors, Senior Management and Employees

The following table lists as of April 15, 2024 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	68	July 8, 2010
Mark T. Brown (1)	Canada	56	January 23, 2008
Paul Dircksen (1)	United States	78	September 30, 2013
Frank Hogel (1)	Germany	51	August 3, 2016
Paul Nelles	Germany	77	April 7, 2016

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated May 12, 2023. Details of the charter are contained in Item 6, “Board Practices” below.

The following table lists, as of April 15, 2024, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	68	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	49	July 8, 2010

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

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia. Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd. Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects. From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses. Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants. Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Silver North Resources Ltd. (formerly Alianza Minerals Ltd.) (since April 2015), Au Gold Corp. (since December 2020), and MTB Metals Corp., (since December 2017). Ms. Wong spends approximately 25% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Silver North Resources Ltd. (formerly Alianza Minerals Ltd.), a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; a Director and Chief Financial Officer of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of Fjordland Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; a Director of MTB Metals Corp., a mineral exploration company traded on the TSX Venture Exchange; and as CEO and a Director of Green Bridge Metals, a mineral exploration company traded on the Canadian Securities Exchange. Mr. Brown devotes approximately 15% of his time to Company affairs.

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

Paul Dircksen holds an M.S. in Geology from the Mackay School of Mines at the University of Nevada He has a strong technical background, serving as a team member on ten gold discoveries, seven of which later became operating mines. Mr. Dircksen has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has held senior management positions with a number of resource groups including Orvana Minerals, Lacana Gold, The Cordex Group, Brett Resources, and the Bravo Venture Group. Mr. Dircksen has served as Vice-President of business development and technical services of Timberline Resources Corporation, a public mineral exploration company which is listed on the TSX Venture Exchange. Mr. Dircksen devotes approximately 5% of his time to Company affairs.

Frank Högel has a MBA with a focus on financial management, banking, and international business and management from the University of Nürtingen, Germany. He currently serves as the CEO of Peter Beck Performance Funds GbR and sits on the advisory board of Concept Capital Management. Concept Capital is an asset management company focused on evaluating and investing in Canadian resource companies through equity investments, convertible bonds and gold, silver and copper off-take agreements. Mr. Högel also sits on the board of several other public companies listed on the TSX Venture Exchange, including Golden Goliath Resources Ltd., Lake Victoria Gold Ltd., Monarca Minerals Inc., and Nicola Mining Inc., and as a Director of Canamex Gold Corp., which is traded on the Canadian Securities Exchange. Mr. Hogel devotes approximately 5% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the most recent Annual Meeting held on June 22, 2023.

The following table sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Summary Compensation Table

(All Figures in Canadian Dollars unless otherwise noted)

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1)	2023 2022 2021	$ 150,000 150,000 150,000	$ Nil Nil Nil	Nil 200,000 Nil	$ Nil 3,424 Nil	$ 150,000 165,884 150,000

Winnie Wong, CFO and Corporate Secretary (2)	2023 2022 2021	N/A N/A N/A	$ Nil Nil Nil	Nil 200,000 Nil	$ 111,700 135,135 94,200	$ 111,700 147,595 94,200

Mark T. Brown, Director (2)	2023 2022 2021	N/A N/A N/A	$ Nil Nil Nil	Nil 200,000 Nil	$ Nil Nil Nil	$ Nil 12,460 Nil

Paul Dircksen, Director	2023 2022 2021	N/A N/A N/A	$ Nil Nil Nil	Nil 200,000 Nil	$ Nil Nil Nil	$ Nil 12,460 Nil

Paul Nelles, Director	2023 2022 2021	N/A N/A N/A	$ Nil Nil Nil	Nil 200,000 Nil	$ Nil Nil Nil	$ Nil 12,460 Nil

Frank Hogel, Director	2023 2022 2021	N/A N/A N/A	$ Nil Nil Nil	Nil 200,000 Nil	$ Nil Nil Nil	$ Nil 12,460 Nil

(1)“Other Compensation” for Paul W. Kuhn in 2022 is €2,500 received for consulting work in Kosovo as a result of prior services.

(2)Pacific Opportunity Capital Ltd., a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $111,700, $135,135, and $94,200 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

No funds were set aside or accrued by the Company during fiscal 2023 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 22, 2023, shareholders approved the resolution to set the current Board at 5 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors met in person once during fiscal 2023. All matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

·

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Frank Hogel.

Staffing

The Company currently has 2 part-time employees (2022 – 2; 2021 – 2) in geology and exploration, and 2 executive officers (2022 – 2; 2021 – 2). Of the employees, both are located in Kosovo.

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

The following table lists, as of April 15, 2024, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Share Ownership

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,381,250	2.51%
Common	Winnie Wong (2)	225,000	0.41%
Common	Mark T. Brown (3)	10,225,668	18.57%
Common	Paul Dircksen (4)	200,000	0.36%
Common	Frank Hogel (5)	627,000	1.14%
Common	Paul Nelles (6)	326,448	0.59%
	Total Directors/Officers	12,985,366	23.16%

(1)1,181,250 of these shares are common shares and 200,000 represent currently exercisable stock options.

(2)25,000 of these shares are common shares and 200,000 represent currently exercisable stock options.

(3)136,250 of these shares are common shares held directly by Mr. Brown, 25,000 are held jointly, and 1,855,000 are common shares held in Mr. Brown’s RRSP. 7,654,501 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 200,000 of these shares represent currently exercisable common share purchase options. 198,667 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd.

(4)200,000 of these shares represent currently exercisable stock options.

(5)200,000 of these shares are common shares. 200,000 are currently exercisable stock options and 200,000 are currently exercisable share purchase warrants.

(6)126,448 of these shares are common shares, and 200,000 represent currently exercisable stock options

Based upon 54,674,754 common shares outstanding as of April 15, 2024, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in “Stock Options Outstanding” below.

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

As of April 15, 2024, the shareholders' list for the Company's common shares showed 45 registered shareholders, including depositories, and 54,674,754 common shares issued and outstanding. Of the total registered shareholders, 7 are resident in Canada holding 49,985,125 common shares, or 91% of the total issued and outstanding; 22 shareholders are resident in the United States holding 1,046,673 common shares, or 2% of the issued and outstanding, and 16 shareholders are resident of other nations holding 3,642,956 common shares, or 7% of the issued and outstanding.

The Company is aware of one person/company who beneficially owns 5% or more of the Registrant's voting securities. The following table lists as of April 15, 2024 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	10,225,668	18.57%

(1)136,250 of these shares are common shares held directly by Mr. Brown, 25,000 are held jointly, and 1,855,000 are common shares held in Mr. Brown’s RRSP. 7,654,501 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 200,000 of these shares represent currently exercisable common share purchase options. 198,667 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd.

Based upon 54,674,754 common shares outstanding as of April 15, 2024, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the years ended December 31, 2023, December 31, 2022, and December 31, 2021:

	Services	Expenses Incurred During the Year Ended December 31, 2023	Expenses Incurred During the Year Ended December 31, 2022	Expenses Incurred During the Year Ended December 31, 2021
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing, and financing services	$ 111,700	$ 135,135	$ 94,200
Paul W. Kuhn	Consulting and share-based payment	$ 150,000	$ 165,884	$ 150,000
Paul L. Nelles (b)	Salaries and share-based payment	$ Nil	$ 12,460	$ Nil
TOTAL:		$ 261,700	$ 313,479	$ 244,200

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

Item 9. Offer and Listing of Securities

As of December 31, 2023, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value. There were 54,674,754 common shares issued and outstanding as of December 31, 2023 and April 15, 2024.

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

The following table lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending April 30, 2024;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2024; and

•each of the last five fiscal years ended December 31, 2023.

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

TSX Venture Exchange

Common Shares Trading Activity

- Sales-
Canadian Dollars
Period	High	Low	Close

April 2024	$ 0.035	$ 0.02	$ 0.02
March 2024	$ 0.025	$ 0.025	$ 0.025
February 2024	$ 0.025	$ 0.02	$ 0.025
January 2024	$ 0.035	$ 0.02	$ 0.02
December 2023	$ 0.04	$ 0.025	$ 0.03
November 2023	$ 0.045	$ 0.035	$ 0.04

Three Months Ended 3/31/24	$ 0.035	$ 0.03	$ 0.03
Three Months Ended 12/31/23	$ 0.05	$ 0.025	$ 0.03
Three Months Ended 9/30/23	$ 0.03	$ 0.03	$ 0.03
Three Months Ended 6/30/23	$ 0.08	$ 0.025	$ 0.05
Three Months Ended 3/31/23	$ 0.035	$ 0.025	$ 0.03
Three Months Ended 12/31/22	$ 0.04	$ 0.02	$ 0.025
Three Months Ended 9/30/22	$ 0.05	$ 0.025	$ 0.025
Three Months Ended 6/30/22	$ 0.105	$ 0.025	$ 0.03
Three Months Ended 3/31/22	$ 0.085	$ 0.065	$ 0.075
Three Months Ended 12/31/21	$ 0.105	$ 0.065	$ 0.065
Three Months Ended 9/30/21	$ 0.09	$ 0.07	$ 0.07
Three Months Ended 6/30/21	$ 0.10	$ 0.07	$ 0.08

Year Ended 12/31/23	$ 0.08	$ 0.025	$ 0.03
Year Ended 12/31/22	$ 0.105	$ 0.02	$ 0.025
Year Ended 12/31/21	$ 0.15	$ 0.06	$ 0.065
Year Ended 12/31/20	$ 0.20	$ 0.04	$ 0.15
Year Ended 12/31/19	$ 0.28	$ 0.08	$ 0.16

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AM”. The following table lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since inception of trading.

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to April 2024	€1.00	€0.0005	€0.0005

The following table lists, as of April 15, 2024, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
16,666,667	$0.125	February 28, 2025

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

No common shares were issued in fiscal 2023 ended December 31, 2023.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in the following table as of April 15, 2024, as well as the number of options granted to Directors and all employees as a group.

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Paul W. Kuhn President, CEO and Director	200,000	200,000	$ 0.08	March 14, 2027

Winnie Wong, Chief Financial Officer & Corporate Secretary	200,000	200,000	$ 0.08	March 14, 2027

Mark T. Brown, Director	200,000	200,000	$ 0.08	March 14, 2027

Paul Dircksen, Director	200,000	200,000	$ 0.08	March 14, 2027

Frank Hogel, Director	200,000	200,000	$ 0.08	March 14, 2027

Paul Nelles, Director	200,000	200,000	$ 0.08	March 14, 2027

Employees/Consultants	375,000	375,000	$ 0.08	March 14, 2027

Total Officers and Directors	1,200,000	1,200,000

Total Employees/Consultants	375,000	375,000

Total Stock Options Issued and Outstanding	1,575,000	1,575,000

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

Not applicable

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2023, 2022 and 2021 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $104,000 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $1,600.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2023. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2023, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2023.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2023 Ended 12/31/2023	Fiscal 2022 Ended 12/31/2022
Audit Fees	$ 22,000	$ 20,500
Audit-Related Fees		-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 22,000	$ 20,500

Item 16D. Exemptions from the Listing Standards for Audit Committees

--- No Disclosure Necessary ---

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

--- No Disclosure Necessary ---

Item 16F. Change in Registrant’s Certifying Accountant

--- No Disclosure Necessary ---

Item 16G. Corporate Governance

--- No Disclosure Necessary ---

Item 16H. Mine Safety Disclosure

--- No Disclosure Necessary ---

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

--- No Disclosure Necessary ---

Item 16J. Insider Trading Policies

The Company has not adopted insider trading policies and procedures governing the purchase or sale of the Company’s stock by directors, management or employees. The Board of Directors believes that providing insiders and employees with guidance and education of the governing securities regulations, particularly those of the British Columbia Securities Commission and the TSX Venture Exchange, is sufficient to promote compliance with applicable insider trading laws.

Item 16K. Cybersecurity

Risk Management and Strategy

The Company currently manages our cybersecurity risk through our IT consultants in a variety of practices that are applicable to all users of our information technology and information assets, including our employees, vendors and contractors. The Company uses a combination of technology and monitoring to promote security awareness and prevent security incidents, including network and passwords protocols, rotation of security measures and third party firewalls and antivirus protections.

We have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The Board of Directors is responsible for overseeing risks related to cybersecurity. The Company's senior management of the President and Chief Financial Officer are responsible for assessing and managing risks and incidents relating to cybersecurity threats. They report any material findings and recommendations, if any, to the Board of Directors.

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

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 29, 2024.

•Consolidated Statements of Financial Position at December 31, 2023, and December 31, 2022.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

•Consolidated Statements of Cash Flows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2023 and December 31, 2022.

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

4.Material Contracts – not applicable

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

_________

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

DECEMBER 31, 2023, 2022 AND 2021

AVRUPA MINERALS LTD.

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avrupa Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. (‘the Company’), which comprise the consolidated statements of financial position as at December 31, 2023 and 2022 and the consolidated statements of comprehensive loss, changes in (deficiency)/equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes and schedules (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022 and its financial performance and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 in the consolidated financial statements, it will be necessary for the Company to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

-------------------------------------------------------------------------------------------------------------------------------------------------------------

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

De Visser Gray LLP (1054)

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 29, 2024

We have served as the Company’s auditor since 2008.

-------------------------------------------------------------------------------------------------------------------------------------------------------------

410 – 325 Howe Street, Vancouver, BC V6C 1Z7      T: (604) 687-3520      F: 1 (888) 889-4874

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2023	2022

Assets
Current assets
Cash		$121,745	$307,531
Prepaid expenses and advances		2,699	9,376
Due from optionee	5	18,409	12,811
Advance to related party	9	72,084	22,323
Sales tax receivables		4,213	3,627
Other receivables		13,559	10,713
		232,709	366,381
Non-current assets
Property deposits	6	-	1,446
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Equipment	4	854	2,602
Investment in PorMining	5	765	765
Advance to Akkerman Finland OY	7	282,400	282,400
Investment in Akkerman Finland OY	7	230,963	258,532
		724,103	754,866

Total assets		$956,812	$1,121,247

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$52,396	$100,930
Due to related parties	9	47,742	108,006
		100,138	208,936

Shareholders' equity
Share capital	8	10,990,255	10,990,255
Reserves	8	7,642,877	7,641,733
Deficit		(17,776,458)	(17,719,677)
		856,674	912,311

Total shareholders' equity and liabilities		$956,812	$1,121,247

These consolidated financial statements are authorized for issue by the Board of Directors on April 29, 2024. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2023	2022	2021

Mineral exploration expenses
Mineral exploration expenses	5	$66,492	$72,329	$24,952
Reimbursements from optionees	5	(482,452)	(402,343)	(483,950)
		415,960	330,014	458,998
General administrative expenses
Bank charges		699	649	630
Bad debt expenses		12,934	-	10,679
Consulting fees, wages and benefits	9	180,854	165,955	167,170
Depreciation	4	1,775	1,923	3,143
Investor relations		52,615	109,270	120,869
Listing and filing fees		8,925	14,881	7,068
Office and administrative fees		21,092	15,676	32,703
Professional fees	9	133,099	175.500	109.079
Rent	9	10,200	11,308	11,866
Share-based payment	9	-	98,123	-
Transfer agent fees		4,786	13,971	10,971
Travel		11,477	9,811	1,109
		(438,456)	(617,067)	(475,287)
Other items
Foreign exchange gain (loss)		(5,747)	17,630	61
Interest income		491	2,607	-
Loss on investment in Akkerman Finland OY	7	(27,569)	(62,973)	-
Write-off of payables		-	-	10,231
Write-down of property deposits	6	(1,460)	-	-
		(34,285)	(42,736)	10,292

Net loss for the year		(56,781)	(329,789)	(5,997)
Exchange difference arising on the translation of foreign subsidiaries		1,144	(11,320)	(8,111)

Comprehensive loss for the year		$(55,637)	$(341,109)	$(14,108)
Basic and diluted loss per share	10	$(0.00)	$(0.01)	(0.00)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIENCY) / EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' (deficiency) / equity

Balance as at December 31, 2020	32,738,087	9,994,879	5,405,052	277,893	1,298,472	7,258	6,988,675	(17,383,891)	(400,337)
Share issues:
Share issue costs	-	(392)	-	-	-	-	-	-	(392)
Comprehensive loss	-	-	-	-	-	(8,111)	(8,111)	(5,997)	(14,108)
Balance as at December 31, 2021	32,738,087	$ 9,994,487	$ 5,405,052	$ 277,893	$ 1,298,472	$ (853)	$ 6,980,564	$ (17,389,888)	$ (414,837)
Share issues:
Shares issued for private placements	16,666,667	695,475	554,525	-	-	-	554,525	-	1,250,000
Share issue costs	-	(80,257)	-	19,841	-	-	19,841	-	(60,461)
Shares issued for debt settlement	3,800,000	285,000	-	-	-	-	-	-	285,000
Shares issued for investment in Akkerman Finland OY	1,470,000	95,550	-	-	-	-	-	-	95,550
Share-based payment	-	-	-	-	98,123	-	98,123	-	98,123
Comprehensive loss	-	-	-	-	-	(11,320)	(11,320)	(329,789)	(341,109)
Balance as at December 31, 2022	54,674,754	10,990,255	5,959,577	297,734	1,396,595	(12,173)	7,641,733	(17,719,677)	912,311
Comprehensive loss	-	-	-	-	-	1,144	1,144	(56,781)	(55,637)
Balance as at December 31, 2023	54,674,754	$ 10,990,255	$ 5,959,577	$ 297,734	$ 1,396,595	$ (11,029)	$ 7,642,877	$ (17,776,458)	$ 856,674

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	2023	2022	2021

Cash flows from operating activities
Net loss for the year	$(56,781)	$(329,789)	$(5,997)
Items not involving cash:
Depreciation	1,775	1,923	3,143
Bad debt expenses	12,934	-	10,679
Loss on investment in Akkerman Finland OY	27,569	62,973	-
Share-based payment	-	98,123	-
Write-off of payables	-	-	(10,231)
Write-down of property deposits	1,460	-	-
Changes in non-cash working capital items:
Sales tax receivables	(586)	(1,858)	20,153
Due from optionee	(18,532)	-	48,498
Advance to related party	(49,761)	(22,323)	-
Prepaid expenses and advances	6,677	(9,131)	54,521
Other receivables	(2,846)	(3,070)	10,589
Accounts payable and accrued liabilities	(48,534)	(29,089)	(20,511)
Accounts payable owed by optionees	-	-	(61,249)
Due from/to related parties	(60,264)	(278,013)	(83,277)
Exchange difference arising on the translation of foreign subsidiaries	1,103	(11,696)	(8,498)

Net cash used in operating activities	(185,786)	(521,950)	(42,180)

Cash flows from investing activities
Investment in Akkerman Finland OY	-	(211,800)	-
Deposit – Akkerman Finland OY	-	-	(14,155)
Advance to Akkerman Finland OY	-	(282,400)	-
Purchase of equipment	-	(5,067)	(7,542)

Net cash used in investing activities	-	(499,267)	(21,697)

Cash flows from financing activities
Proceeds from issuance of common shares	-	1,250,000	-
Share issue costs	-	(60,416)	(2,197)

Net cash provided by (used in) financing activities	-	1,189,584	(2,197)

Change in cash for the year	(185,786)	168,367	(66,074)
Cash, beginning of the year	307,531	139,164	205,238
Cash, end of the year	$121,745	$307,531	$139,164

Supplemental disclosure with respect to cash flows (Note 12)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2023.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION

a)Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
AVU Kosova LLC	100%	Kosovo	Exploration
Akkerman Finland OY (1)	49%	Finland	Exploration

(1) This company is accounted for using the equity method.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

The Company has determined that the functional currency of its wholly-owned subsidiaries in Europe is the Euro. Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

•The Company’s interest in PorMining is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. Pursuant to the Shareholders’ Agreement entered into by the companies, MAEPA, a wholly-owned subsidiary of the Company, was appointed operator during the Phase I period and the board of directors of PorMining is comprised of three directors appointed by SMP and two by MAEPA. The operator prepares and submits annual budgets and programs to the board for approval. Management has determined that the Company does not have significant influence over PorMining. Accordingly, the investment in PorMining is accounted for at cost and not as an investment in associate (Note 5).

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

h)Significant accounting judgments and estimates (Continued)

Significant estimates

The estimate that 50% of the tax deposits will be recovered within one to two years.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

l)New accounting standards and interpretations

There were no new accounting standards and interpretations which had a material impact on adoption during the year ended December 31, 2023.

Pronouncements that are not applicable or that do not have a significant impact on the Company have not been included in these consolidated financial statements.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

4.EQUIPMENT

Furniture and other equipment
Cost
As at January 1, 2022	$ 114,795
Additions during the year	2,531
Exchange adjustment	535
As at December 31, 2022	$ 117,861
Exchange adjustment	1,370
As at December 31, 2023	$ 119,231

Accumulated depreciation
As at January 1, 2022	$ 112,705
Depreciation for the year	1,923
Exchange adjustment	631
As at December 31, 2022	$ 115,259
Depreciation for the year	1,775
Exchange adjustment	1,343
As at December 31, 2023	$ 118,377

Net book value
As at January 1, 2022	$ 2,090
As at December 31, 2022	$ 2,602
As at December 31, 2023	$ 854

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others	Total
	Alvalade	Others	Slivova	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2023	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2023	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2023
Geological salaries and consulting	$ 24,589	$ -	$ 13,338	$ -	$ -	$ 37,927
Insurance	149	-	-	-	-	149
Office and administrative fees	214	-	2,437	-	-	2,651
Rent	-	-	6,068	-	-	6,068
Report			15,767			15,767
Site costs	158	-	1,321	-	-	1,479
Travel	2,451	-	-	-	-	2,451
Reimbursements from optionees	(378,861)	-	(103,591)	-	-	(482,452)
	$ (351,300)	$ -	$ (64,660)	$ -	$ -	$ (415,960)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	20,505	206,975	4	1,282,956
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,585,470	6,317,147	157,687	720,879	12,359	13,793,542
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,469	52,112	14,604	15,007	-	107,192
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,272	279,739	83,665	101,624	68,446	787,746
Rent	606,084	596,896	42,158	88,221	20,560	1,353,919
Report	-	-	39.999	-	-	39,999
Site costs	194,363	244,377	188,571	194,582	8,865	830,758
Travel	243,895	247,277	63,047	22,478	15,326	592,023
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,339,910)	(4,890,826)	(2,992,643)	(45,158)	-	(17,268,537)
	$ (440,098)	$ 4,145,186	$ 79,864	$ 1,787,017	$ 500,931	$ 6,072,900

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Alvalade:

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal,Unipessoal Lda. (“SMP”), formerly “EUL”, collectively “Sandfire MATSA” entered into an Earn-In Joint Venture Agreement (the “Agreement”) with respect to the Alvalade Project. Pursuant to the Agreement, PorMining, Unipessoal Lda. (“PorMining”) was incorporated on December 17, 2019 to hold assets and develop mineral rights (both as defined) and SMP can earn up to an 85% interest in PorMining. The earning of this interest, subsequent arrangements that may be entered into to explore the assets and, if warranted, the development of one or more projects are referred to as the “Transaction”.

On March 27, 2020, MAEPA and SMP entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of PorMining into two quotas, representing 51% and 49% of the company’s share capital, and sold the 51% quota to SMP for the nominal value of €510.

On March 27, 2020, the Company, MAEPA, Sandfire MATSA and SMP entered into the PorMining Lda. Shareholders’ Agreement (the “Agreement”). Pursuant to the Agreement:

•PorMining has five directors. From the effective date until the second option exercise date, three will be nominated by SMP and two by MAEPA. Thereafter, four will be nominated by SMP and one will be nominated by MAEPA. Upon the occurrence of the 51/49 Phase and thereafter, SMP is entitled to nominate three directors and MAEPA two directors. In the event of dilution of the interest of SMP or MAEPA, each will be entitled to proportional representation (as described) equal to its then interest;

•In the event that SMP and/or MAEPA wish to sell or transfer their shares in PorMining, PorMining has a right of first refusal to purchase all or a portion of the shares. To the extent that PorMining does not exercise its right of first refusal to all the shares, each of SMP and/or MAEPA has a right of first refusal; and

•The Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of PorMining, the parties mutually agree on the termination of the Agreement or as provided for under the Earn-In Joint Venture Agreement.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase I – First Option

During Phase I, MAEPA granted SMP the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from the effective date or the issue (issued on June 15, 2020) of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. SMP’s right to maintain its 51% interest is conditional upon Sandfire MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 was received in December 2019 and the remaining €200,000 was received in June 2020);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to Sandfire MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date [met] and €1,200,000 in the next 24 months [met]) on or before three years from the effective date or the issue of the EEL.

Effectively in March 2022, Sandfire MATSA completed the Phase I First Option by funding a total of €2,500,000 on the Alvalade project, including the €100,000 guarantee with DGEG, and SMP unconditionally earned the 51% interest in PorMining.

During Phase I, MAEPA acted as the operator of the mineral rights with PorMining paying MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by Sandfire MATSA and which formed part of the first option expenditures.

In all other phases, PorMining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of SMP and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

Upon the completion of Phase I, Sandfire MATSA and PorMining continued with having MAEPA acting as the operator and PorMining continued paying the operator’s fee. During the year ended December 31, 2023, MAEPA received €100,000 ($145,970) (2022 - €100,000 ($136,960)) operator’s fee where the fund was included in reimbursements from optionee.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase II – Second Option

Phase II commenced on the first option exercise date and continues until the first to occur of the second option exercise date and the termination of the second option. On the first option exercise date, the Company granted SMP the sole and exclusive right and option to acquire an additional 34% (for an aggregate 85% interest) in PorMining (the second option). SMP’s right to exercise the second option is conditional on Sandfire MATSA satisfying the second option conditions as follows:

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

·

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

The satisfaction of the second option conditions is solely at Sandfire MATSA’s discretion and Sandfire MATSA may elect to terminate the second option at any time by delivering notice (the second option termination notice) to the Company. If the second option is terminated, SMP will be entitled to retain its 51% interest in PorMining, plus an additional 1% interest for every €735,294 of expenditures funded during Phase II and the 51/49 Phase will commence.

Upon Sandfire MATSA satisfying the second option conditions, SMP automatically earns an additional 34% interest in PorMining for an aggregate interest of 85%.

During Phase II, SMP will fund 100% of all maintenance payments and approved work programs.

As of December 31, 2023, Sandfire MATSA funded €2,924,000 on the Alvalade project Phase II – Second Option. Subsequently, Sandfire MATSA funded another €175,000 on the Alvalade project in Phase II.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

If at any time after the 51/49 Phase has commenced SMP’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty, which royalty shall only be payable up to a maximum total payment of €13,000,000 after which it will no longer be applicable. Upon conversion to the royalty, SMP will have no further rights or interest in respect of the assets under the Agreement or the shareholders’ agreement except for the royalty and the termination provisions apply.

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

Phase III – Development and Operation

Phase III commences on the second option exercise date and continues until the deemed conversion of the interest of a party to a royalty. Within 90 days of the commencement of Phase III, the Company will transfer its 15% interest in PorMining to Sandfire MATSA in consideration for €10,000,000 to be paid as follows:

•€3,000,000 upon a construction decision being made by PorMining and all permits having been received from DGEG;

•€3,000,000 upon commencement of commercial production; and

•€4,000,000 upon the first anniversary of commencement of commercial production.

During Phase III, the parties will contribute their respective pro rata share of all approved work programs and budgets.

If at any time after Phase III has commenced MAEPA’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty as described above for SMP.

	December 31, 2023	December 31, 2022

Due from optionee
Alvalade - PorMining	$ 18,409	$ 12,811
	$ 18,409	$ 12,811

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license. During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo. Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government. As of December 31, 2020, the Company wrote off $1. On November 2, 2023, Peshter Mining was deregistered and dissolved.

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

On August 24, 2022, and subsequently confirmed via a Definitive Agreement (the “Agreement”) on May 2, 2023, the Company and Western Tethyan Resources (“WTR”) entered into an agreement in respect of the Slivova project. WTR is a private exploration company and is 75% owned by London AIM-listed Ariana Resources PLC. Pursuant to the Agreement, WTR can earn up to an 85% interest in the Slivova project.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo (Continued)

Slivova (formerly Slivovo) license: (Continued)

The terms of the Agreement are as follows:

Date/Period	Expenditures	Option Payment	Earn-in %
On September 1, 2022 (Effective Date)	None	€35,000 (received)
On or before March 1, 2023	€100,000 (spent)	None
On March 1, 2023	None	€35,000 (received)
On or before September 1, 2023	€150,000 (spent)	€30,000 (received)
On or before September 1, 2024	€650,000	None	51% (Stage 1)
On or before September 1, 2025	€1,000,000	None	75% (Stage 2)

During Stage 1, the expenditures will be in respect of payments for exploration, drilling, baseline environmental and social surveys, and other payments to landowners.

During Stage 2, the expenditures will be in respect of payments for a NI 43-101 resource estimation, commencement of full Environmental Impact Statement (“EIS”), and other exploration expenses.

During fourth and fifth year from the Effective Date (Stage 3), WTR must complete the EIS, Feasibility Study (“FS”), and Mining License application to earn-in 85% interest in the project.

During Stage 4, WTR will complete the Success Payments to the previous JV partner, Byrnecut (see “TS” above).

During Stage 5, the Company will participate in the mine build or dilute to 1% Net Smelter Return (“NSR”).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

6. PROPERTY DEPOSITS / TAX DEPOSITS

Property deposits:

As of December 31, 2023, the Company had a total of $Nil (€Nil) (December 31, 2022: $1,446 (€1,000)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities were refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled. The Company accepted this ruling. The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another one to two years.

7. ADVANCE, DEPOSIT AND INVESTMENT IN AKKERMAN FINLAND OY

On February 25, 2022, the Company signed a Share Purchase Agreement with Akkerman Exploration B.V. (“AEbv”) to acquire up to a 100% ownership interest in Akkerman Finland OY (“AFOy”), an entity holding certain mineral rights (the “Property”) in Finland.

The acquisition terms are as follow:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued at a value of $95,550), paying €150,000 ($211,800) into AFOy for the purpose of paying existing shareholder loans (paid), and depositing €200,000 ($282,400) into a dedicated account (paid), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two. The €200,000 ($282,400) was recorded as an advance to AFOy as of December 31, 2023.

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

During the period between Stage One and Stage Two, AEbv will be the operator for all mining work conducted on the Property. During this same period, the Company and AEbv will form a technical committee comprised of one representative from each party, with AEbv’s representative having the casting vote.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

7. ADVANCE, DEPOSIT AND INVESTMENT IN AKKERMAN FINLAND OY (Continued)

As at December 31, 2023, the Company holds a 49% interest in AFOy (December 31, 2022 – 49%). The investment in associate was assessed for impairment indicators relating to the underlying assets of AFOy in accordance with IAS 36 and IFRS 6.

The year ended December 31, 2023 and 2022 calculation for the Investment in AFOy is as follows:

Investment in AFOy as at January 1, 2022		$14,155
Payment – initial 49% interest		211,800
Issued shares – initial 49% interest	Note 8(b)(iii)	95,550
Loss on investment in AFOy		(62,973)
Investment in AFOy as at December 31, 2022		258,532
Loss on investment in AFOy		(27,569)
Investment in AFOy as at December 31, 2023		$230,963

	2023	2022
AFOy’s net loss	$56,264	$128,517
The Company’s ownership %	49%	49%
Share of loss of an associate	$27,569	$62,973

The following table illustrates the summarized financial information of AFOy:

	December 31, 2023	December 31, 2022
Current assets	$13,595	$101,996
Non-current assets	380,786	263,796
Current liabilities	11,898	4,264
Non-current liabilities	606,979	527,717
Loss for the period	56,264	128,517

8. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2023, the authorized share capital was comprised of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)Share issuances:

i.On February 28, 2022, the Company completed a non-brokered private placement by issuing 16,666,667 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $1,250,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.125 until February 28, 2025. The warrants were ascribed a value of $554,525. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. These finder’s warrants were ascribed a value of $19,841. The Company incurred additional share issue costs in the amount of $29,478 in connection with the financing.

ii.On February 28, 2022, the Company issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000.

iii.On March 3, 2022, the Company issued 1,470,000 shares to earn an initial 49% interest in AFOy (Note 7).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2023 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2022	Granted	Exercised	cancelled	2023
March 14, 2023	$0.40	450,000	-	-	(450,000)	-
March 26, 2023	$0.40	10,000	-	-	(10,000)	-
January 7, 2024 (1)	$0.20	45,750	-	-	-	45,750
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		2,080,750	-	-	(460,000)	1,620,750
Options exercisable		2,080,750	-	-	(460,000)	1,620,750
Weighted average exercise price		$0.15	$Nil	$Nil	$0.40	$0.08

(1)Subsequent to December 31, 2023, 45,750 options expired unexercised.

As of December 31, 2023, the weighted average contractual remaining life is 3.11 years (December 31, 2022 – 3.25 years).

Stock option transactions and the number of stock options for the year ended December 31, 2022 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2021	Granted	Exercised	cancelled	2022
April 26, 2022	$0.40	327,500	-	-	(327,500)	-
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
March 14, 2027	$0.08	-	1,575,000			1,575,000
Options outstanding		833,250	1,575,000	-	(327,500)	2,080,750
Options exercisable		833,250	1,575,000	-	(327,500)	2,080,750
Weighted average exercise price		$0.39	$0.08	$Nil	$0.40	$0.15

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan: (Continued)

Stock option transactions and the number of stock options for the year ended December 31, 2021 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2020	Granted	Exercised	cancelled	2021
September 26, 2021	$0.72	393,750	-	-	(393,750)	-
April 26, 2022	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
Options outstanding		1,227,000	-	-	(393,750)	833,250
Options exercisable		1,227,000	-	-	(393,750)	833,250
Weighted average exercise price		$0.50	$Nil	$Nil	$0.72	$0.39

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2023, 2022 and 2021 were:

	2023	2022	2021
Risk-free interest rate	n/a	1.34%	n/a
Expected life	n/a	5 years	n/a
Expected volatility	n/a	144.13%	n/a
Expected dividend yield	n/a	Nil	n/a

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2023 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
August 28, 2023	$0.075	412,500	-	-	(412,500)	-
Outstanding		412,500	-	-	(412,500)	-
Weighted average exercise price		$0.075	$Nil	$Nil	$0.075	$Nil

As of December 31, 2023, the weighted average contractual remaining life is Nil years (December 31, 2022 – 0.66 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(d)Finder’s Options: (Continued)

The continuity of finder’s options for the year ended December 31, 2022 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
August 28, 2023	$0.075	-	412,500	-	-	412,500
Outstanding		-	412,500	-	-	412,500
Weighted average exercise price		$Nil	$0.075	$Nil	$Nil	$0.075

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2023, 2022 and 2021 were:

	2023	2022	2021
Risk-free interest rate	n/a	0.49%	n/a
Expected life	n/a	1.5 years	n/a
Expected volatility	n/a	149.50%	n/a
Expected dividend yield	n/a	Nil	n/a

(e)Warrants:

The continuity of warrants for the year ended December 31, 2023 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
October 23, 2023	$0.20	4,219,641	-	-	(4,219,641)	-
February 28, 2025	$0.125	16,666,667	-	-	-	16,666,667
Outstanding		20,886,308	-	-	(4,219,641)	16,666,667
Weighted average exercise price		$0.14	$Nil	$Nil	$0.20	$0.125

As of December 31, 2023, the weighted average contractual life is 1.16 years (December 31, 2022 – 1.89 years).

The continuity of warrants for the year ended December 31, 2022 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
February 25, 2022	$0.40	500,000	-	-	(500,000)	-
October 23, 2023	$0.20	4,219,641	-	-	-	4,219,641
February 28, 2025	$0.125	-	16,666,667	-	-	16,666,667
Outstanding		4,719,641	16,666,667	-	(500,000)	20,886,308
Weighted average exercise price		$0.22	$0.125	$Nil	$0.40	$0.14

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(e)Warrants: (Continued)

The continuity of warrants for the year ended December 31, 2021 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2020	Issued	Exercised	Expired	2021
November 9, 2021	$0.40	2,500,000	-	-	(2,500,000)	-
December 17, 2021	$0.40	1,160,000	-	-	(1,160,000)	-
December 18, 2021	$0.20	455,000	-	-	(455,000)	-
February 25, 2022	$0.40	500,000	-	-	-	500,000
October 23, 2023	$0.20	4,219,641	-	-	-	4,219,641
Outstanding		8,834,841	-	-	(4,115,000)	4,719,641
Weighted average exercise price		$0.29	$Nil	$Nil	$0.38	$0.22

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2023, 2022 and 2021 were:

	2023	2022	2021
Risk-free interest rate	n/a	0.88%	n/a
Expected life	n/a	3 years	n/a
Expected volatility	n/a	161.98%	n/a
Expected dividend yield	n/a	Nil	n/a

9. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2023
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (c) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

For the year ended December 31, 2022
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (c) Chief Executive Officer, Director	$ 153.424	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 165,884
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Paul L. Nelles (b) Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Paul Dircksen Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Frank Hogel Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460

For the year ended December 31, 2021
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (c) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

Related party liabilities

		Years ended
	Services / Advances	December 31, 2023		December 31, 2022		December 31, 2021		As at December 31, 2023		As at December 31, 2022
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services		$111,700		$135,135		$94,200		$47,277		$64,632
Paul W. Kuhn (c)	Consulting and share-based payment		$150,000		$165,884		$150,000	$	Nil		$28,916
Mark T. Brown (e)	Expense reimbursement	$	Nil	$	Nil	$	Nil		$465	$	Nil
Paul L. Nelles (b)	Salaries and share-based payment	$	Nil		$12,460	$	Nil	$	Nil		$14,458
TOTAL:			$261,700		$313,479		$244,200		$47,742		$108,006
								Amounts due from:
Paul W. Kuhn (c)	Consulting services	$	Nil	$	Nil	$	Nil		$72,084 (d)		$22,323 (d)

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)Paul L. Nelles is a director of Innomatik.

(c)On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

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

(d)This amount relates to PorMining paying Paul Kuhn for his technical services consulting in excess of the Contract (defined above in Note 9(c)). Such amount will be used to offset and reduce the Company's monthly fee payable to Paul Kuhn per the Contract.

(e)Mark T Brown is a director of the Company.

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2023 was based on the loss attributable to common shareholders of $56,781 (2022 – $329,789; 2021 – $5,997) and a weighted average number of common shares outstanding of 54,674,754 (2022 – 51,116,744; 2021 – 32,738,087).

Diluted loss per share did not include the effect of 1,620,750 share purchase options and 16,666,667 warrants outstanding at year end (2022 - 2,080,750 share purchase options, 20,886,308 warrants and 412,500 finder’s options; 2021 - 833,250 share purchase options and 4,719,641 warrants) as they are anti-dilutive.

11. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, other receivables, advance to related party, due from optionee, accounts payables and accrued liabilities and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal and Kosovo. Amounts are receivable from an optionee and a related party.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2023, the Company had cash of $121,745 (December 31, 2022 - $307,531), advance to related party of $72,084 (December 31, 2022 - $22,323), sales tax receivables of $4,213 (December 31, 2022 - $3,627) and other receivables of $13,559 (December 31, 2022 - $10,713) to settle current liabilities of $100,138 (December 31, 2022 - $208,936).

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

(e)Currency risk

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $104,000 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $1,600.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2023, 2022 and 2021 were as follows:

•As at December 31, 2023, a total of $Nil (2022 - $Nil; 2021 - $74,550) in share issue costs were included in due to related parties.

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

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

14. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2023	2022	2021

Net loss	$ (56,781)	$ (329,789)	$ (5,997)

Expected income tax recovery	$ (15,000)	$ (89,000)	$ (2,000)
Effect of foreign tax rate	(18,000)	(10,000)	(24,000)
Non-deductible items	(5,000)	(22,000)	4,000
Deductible items	-	(16,000)	-
True up of prior year amounts	(235,000)	-	-
Unrecognized benefit of non-capital losses	273,000	137,000	22,000

	$ -	$ -	$ -

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

14. INCOME TAX (Continued)

The significant components of the Company’s deferred income tax assets are as follows:

	2023	2022

Deferred income tax assets
Non-capital loss carryforwards	$ 2,476,000	$ 2,196,000
Allowable capital losses	45,000	45,000
Share issue costs	11,000	18,000
	2,532,000	2,259,000
Valuation allowance	(2,532,000)	(2,259,000)

Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $8,287,000 in Canada (2022 - 8,132,500). These losses, if not utilized, will expire through to 2043. Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance. The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses

2008	2028	$10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	854,000
2018	2038	657,000
2019	2039	504,000
2020	2040	476,000
2021	2041	444,000
2022	2042	495,000
2023	2043	217,500
		$8,287,000

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Presented in Canadian Dollars)

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	Years ended
	December 31, 2023	December 31, 2022
Non-current assets
Portugal	$210,740	$213,934
Finland	513,363	540,932
	$724,103	$754,866

	Years ended
	December 31, 2023	December 31, 2022
Mineral exploration expenses
Portugal	$27,561	$25,651
Kosovo	38,931	46,678
	$66,492	$72,329

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 14, 2024	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer