Form 20-F
period 2024-12-31
AVRUPA MINERALS LTD.
filed 2025-05-22
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 64,674,754 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/24	$ 1.37	$ 1.44	$ 1.33	$ 1.44
Year Ended 12/31/23	1.35	1.39	1.31	1.32
Year Ended 12/31/22	1.30	1.39	1.24	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28

Three Months Ended 12/31/24	$ 1.41	$ 1.44	$ 1.35	$ 1.44
Three Months Ended 9/30/24	1.36	1.39	1.35	1.35
Three Months Ended 6/30/24	1.37	1.38	1.35	1.37
Three Months Ended 3/31/24	1.35	1.36	1.33	1.35

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.31	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

Three Months Ended 12/31/22	$ 1.35	$ 1.39	$ 1.33	$ 1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29
Three Months Ended 3/31/22	1.26	1.30	1.24	1.25

December 2024		$ 1.44	$ 1.40	$ 1.44
November 2024		1.41	1.39	1.40
October 2024		1.39	1.35	1.39
September 2024		1.36	1.35	1.35
August 2024		1.38	1.35	1.35
July 2024		1.39	1.36	1.38

The exchange rate was $1.44 on December 31, 2024.

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

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2024. The qualification was included as a result of the Company having no current source of revenue, incurring losses since inception, and the need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of an unlimited number of common shares. As of December 31, 2024, there were 64,674,754 common shares outstanding.

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

As of December 31, 2024, the Company has the following subsidiaries:

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

During 2024, drill programs were conducted at Sesmarias in the Alvalade Project in Portugal and the Kangasjärvi Project in central Finland. Exploration at the Slivova Project in Kosovo continued under the Company’s partner Western Tethyan Resources. With the completion of a new 3-hole drill program at Slivova, Western Tethyan has completed Phase 1 of the earn-in work program and now holds 51% of the Project.

In calendar 2025, the Company’s joint-venture partner on the Alvalade Project informed Avrupa that it would be withdrawing from the project and returning its interest back to the Company. Avrupa will retain a 100% interest in the project, including the Sesmarias discovery. In Finland, the Company and its JV partner AFOy acquired two new exploration licenses from Pyhäsalmi Mine Oy (“PMO”), the operator of the Pyhäsalmi Mine. The licenses are located in close proximity to the Pyhäsalmi copper and zinc mine, which began mining in 1969.

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

Mineral Properties

The Company currently has interests in 8 mineral exploration properties, including 1 property in Portugal, 1 property in Kosovo, and 6 mineral exploration projects in Finland. All of the Company's properties are currently at the exploration stage.

Finland
Lehto (Cu-Zn)
Kangasjärvi (Cu-Zn)
Hallaperä (Cu-Zn)
Rauha (Cu-Zn)
Kolima (Zn-Cu)
Yli-Ii (Au)
South Portugal
Alvalade (Cu-Zn)
Kosovo
Slivova (Au-Ag)

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

Alvalade Project

The Alvalade joint-venture project is located in southern Portugal in the Portuguese Pyrite Belt. The project consists of one exploration license and covers approximately 115 square kilometers. The Company currently has a 100% interest in the project subject to its joint-venture agreement with MATSA who can earn an 85% interest in the project. In February 2025, the Company’s joint-venture partner notified the Company of its intention to withdraw from the JV and return its interest to Avrupa who will retain 100% of the project.

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

The Alvalade JV encompasses the Portuguese portion of the IPB that lies just north of the regional Messajana Fault. The giant Aljustrel massive sulfide body lies just to the south of the fault. Two formerly producing mines, Lousal and Caveira, lie within the property boundaries. Previous explorers have drilled upwards of 300 holes within the JV area. However, many of the holes did not penetrate more than a few 10’s of meters into bedrock. The Company’s compilation and review of the geology and structure of the Alvalade JV licenses indicates the strong possibility of new interpretations for the stratigraphy and the structural framework of the region, allowing for potential discoveries in previously drilled parts of the property block.

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

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal (formerly Unipessoal Lda. Emisurmin Unipessoal Ltda. (“EUL”)), collectively known as “MATSA”, entered into an Earn-In Joint Venture Agreement (the “Agreement”) with respect to the Alvalade project.

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

In February 2025, MATSA notified Avrupa that it would be withdrawing from the project and returning its interest back to the Company. Avrupa will retain a 100% interest in the project.

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

Drilling in the northern target areas of the Alvalade license was less successful than at Sesmarias. Drilling intersected narrow lenses of polymetallic sulfide mineralization in both Caveira South drill holes and wispy, distal facies, replacement sulfide mineralization in the Casas Novas drill hole. The Company hopes to do follow-up drilling in both areas at some point in the future. Drilling at Lousal Northwest intercepted the mineral horizon black shales, but included no significant sulfide mineralization.

In 2024, an eight hole diamond drill program was conducted in the Central Zone at Sesmarias, totaling 4,828.4 meters. This program is designed to upgrade and enhance the body of higher grade, hinge zone, copper-zinc mineralization intersected in previous holes drilled in 2021 and during the 2023 drill program. Highlights of the new 2024 drilling include:

SES24-053: 9.15 m @ 0.40% Cu; 6.11% Pb+Zn; 0.23 g/t Au; and 50.50 g/t Ag.

SES24-054: 28.60 m @ 1.68% Cu; 7.17% Pb+Zn; 0.22 g/t Au; and 73.90 g/t Ag.

SES24-055: 21.60 m @ 0.55% Cu; 1.23% Pb+Zn; 0.56 g/t Au; and 18.55 G/t Ag.

SES24-056/056A: no significant intercepts.

SES24-057: 34.05 m @ 0.11% Cu; 0.26% Pb+Zn; 0.11 g/t Au; 1.68 g/t Ag.

SES24-058: 21.90 m of weak stockwork/replacement mineralization; no samples.

SES24-059: 141.00 m @ 0.31% Cu; 1.97% Pb+Zn; 0.45 g/t Au; 19.74 g/t Ag.

SES24-060: 16.00 m of weak stockwork/replacement mineralization; no samples.

SES24-054 crossed the targeted hinge zone at a depth of around 400 meters. SES24-053 and SES24-055 passed over the hinge zone and cut into the west limb of the Sesmarias synform. SES24-059 passed through the east limb of the synform and into the hinge zone. SES24-057 passed under the hinge zone through weak stockwork sulfide mineralization. Both SES24-058 and SES24-060 passed close under the synform through weak to moderate stockwork and replacement sulfide mineralization, but neither hole was sampled. Hole SES24-056/056A passed well under the hinge zone and was not mineralized.

In February 2025, the Company announced that MATSA has given notice that it intends to withdraw from the joint-venture. The partners have agreed to finalize their current work on the project before MATSA transfers its interest back to MAEPA Lda., Avrupa’s 100%-owned subsidiary in Portugal, for a nominal sum, once the necessary approvals are received. MATSA determined that the project does not meet their economic and operational interests for further development.

The Company believes the project contains significant potential. It is drafting the final annual Alvalade License report and plans to submit it by August 14, 2025. Much of the information compiled in the License report will be utilized to construct a Mining License Application, which is required by June 14, 2025. With the pending withdrawal of MATSA, the Company is actively seeking a new joint-venture partner for the project.

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

In 2024, WTR performed additional exploration to advance resource development in the main Slivova deposit and identify and upgrade satellite deposits. Western Tethyan commenced environmental and social baseline studies in the project area, committing to a strong and positive social relationship with the communities around the project area. The government issued trenching and drilling permits, and WTR commenced property-wide soil sampling and trenching over several untested targets away from the presently proposed mining area. A four-hole drill program commenced in the 4th quarter of 2024. Two of the planned holes are exploration, one is resource infill, and one is to test resource extension. Additional drilling in early 2025 is designed to support the mining plans with geotechnical holes and one geohydrology hole.

This new work by Western Tethyan has brought them to the 51% ownership level of the license as required by the JV agreement.

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

Projects

Initially there were four projects in the program: Kangasjärvi, Kolima, Säviä copper-zinc reservations in the Pyhäsalmi Mining District, and the Yli-li gold reservation in an under-explored greenstone belt located to the north of the Pyhäsalmi area. Initial work and review led to the dropping of the Säviä reservation due to problematic land access and difficult access to known mineralization. AFOy moved the other three reservations to permit application level, and the Finnish mining bureau, Tukes, granted permits for Kangasjärvi and Kolima. AFOy moved the other three reservations to permit application level, and the Finnish mining bureau, Tukes, granted permits for Kangasjärvi and Kolima. However, several objections were tabled, as allowed by Finnish law, and the Kolima permit was sent to the administrative court. Consequently, AFOy and Avrupa decided to temporarily suspend exploration work at Kolima until the outcome of the court proceedings is established.

The Yli-li application is in process at Tukes. Subsequently, AFOy acquired an exploration permit called Hallaperä covering known massive sulfide mineralization, and a fifth exploration permit through the Finnish permit process covering the Rauhala massive sulfide prospect.

In 2025, the Company and its JV partner AFOy acquired two new exploration licenses from Pyhäsalmi Mine Oy (“PMO”), the operator of the Pyhäsalmi Mine. The Komunneva and Lehto exploration permits are located in close proximity to the Pyhäsalmi copper and zinc mine.

Akkerman Exploration B.V.

Projects

Gold Project

- Yli-Ii

Base Metal Projects

- Lehto
- Kangasjärvi
- Hallaperä
- Rauhala
- Kolima

Pyhäsalmi mine and flotation plant
(First Quantum)

Kokkola Zinc smelter
(Boliden)

Harjavalta Copper and Nickel smelters
(Boliden, Norilsk)

NORWAY
Rovaniemi
Kemi
Oulu
Vaasa
Kuopio
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

The Company submitted an application for an Exploration Permit on January 24, 2022. In May 2023, the Kolima application was approved by Finland’s mineral exploration licensing authority, but three appeals were filed. Those appeals must be reviewed before an exploration license can be granted. Consequently, AFOy and the Company decided to suspend exploration work at Kolima until the administrative process was resolved.

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

In 2024, AFOy completed two holes in the Kangas Main EM target area, totaling 709.3 meters. A third hole, testing the Kangas North EM anomaly was postponed due to terrain access issues. Drilling cut stringer-type and semi-massive sulfide mineralization in both holes, and samples returned anomalous values over short intervals for base and precious metals, but did not reach ore-grade levels. The highest single 1-meter values for each of the base and precious metals included: 0.24% Cu; 0.25% Zn; 5.92 g/t Ag; and 0.27 g/t Au. These results confirm that the newly-discovered stockwork zone underneath the Kangasjärvi deposit is predominantly pyrite and/or pyrrhotite. The extent and depth of the two holes preclude any real conclusions on the size and shape of the feeder zone, nor any potential metals’ zonation within the mineral system. Re-interpreting the original geophysical data is underway, with the goal of targeting a higher-temperature, potentially more copper-rich core zone. Further follow-up drilling will be required in the Main Kangasjärvi anomaly, as well as scout drilling at the untested Kangas North geophysical anomaly.

The Komunneva-Lehto Property

In November 2024, AFOy acquired two new exploration permits known as Komunneva and Lehto which are located in close proximity to the Pyhäsalmi Mine. The permits total 1,570 hectares and were acquired from Pyhäsalmi Mine Oy (“PMO”), the operator of the Pyhäsalmi copper-zinc mine which has mined a massive sulfide deposit since 1969. The initial cost to AFOy was nominal.

The agreement allows for AFOy to undertake generative exploration work within the permit boundaries, and if successful, potentially turn to PMO for partnering at later stages of exploration and development of a new mineral body. These two permits are located directly east of the Mining Concession and cover the presumed lateral extension of the mineral horizon over several kilometers

Outline
Komunneva-Lehto
permit area
Open Pit
Pyhäsalmi
Ore body
Alitalo
Halmepelto
Mukuri
Tornitie
Komuennantie
560

16-1-2025

Hostrocks Pyhäsalmi Deposit

hydrothemally altered felsics / mafics

1:28,222

0 0.1 0.2 0.4 mi

0 0.15 0.3 0.6 km

National Land Survey of Finland, Esri, TomTom, Garmin, Foursquare, METI/NASA, USGS, Esri, NLS, NMA, USGS

Exploration will focus on potential ore extensions and satellite deposits to the Pyhäsalmi Mine. Work will initially rely on the enormous database generated during decades of earlier studies, challenged by the structural complexity and large depth extent of the mineralization system (>1.5km). Despite the large amount of drilling to date, there are still a number of untested, prospective targets. PMO previously studied these permit areas as part of its Near-Mine exploration program involving multiple geophysical surveys and drilling. Results to date confirm presence of intense alteration and mineralization along the interpreted lateral extension of the mineral horizon. Historic scout drilling cut anomalous zinc, copper and precious metals’ values in 16 of the 46 holes drilled. AFOy initiated re-analysis of all historic data and information made available as part of the tenement transfers.

The Hallaperä Property

The exploration license application for Hallaperä was received in 2023. The Hallaperä exploration license application is located near the town of Kiuruvesi in the Pyhäsalmi Mining District. The license covers known copper and zinc sulfide mineralization discovered by Outokumpu Oy in 1967, and partially outlined by drilling of 42 holes during the period 1967 to 1990.

The main Hallaperä massive sulfide body was outlined in 1967 by 21 drill holes in the initial phase of drilling over a total strike length of 1,150 meters. It is a plate-like body with an average thickness of 3 meters, up a maximum width of 18 meters. The strike is in a NNW-SSE direction, with a dip of 60-70 degrees to the SW. A smaller extension continues across the highway to the SSE over an additional length of 650 meters. The sulfide body was further outlined by subsequent drilling of another 21 holes drilled between 1967 and 1990 and remains open at depth. Mineralization includes both semi-massive sulfide and breccia-type characteristics, surrounded by disseminated sulfides. There is no apparent visible zonation. The highest metal grades are associated with breccia-

type mineralization, which contains rounded fragments of silica in a matrix of sulfides. Pyrrhotite and pyrite are the dominant ore minerals, with chalcopyrite a minor constituent. In places, sphalerite and magnetite are also abundant.

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

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.44 on December 31, 2024.

The Company has since inception financed its activities through the issuance of equity. The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2024, 2023 and 2022.

Operating Results

Year ended December 31, 2024 vs. year ended December 31, 2023

During fiscal 2024, additional drilling was conducted on the Alvalade property in Portugal. In Kosovo, WTR conducted trenching and drilling on Silvova Property. In Finland, drilling was completed on the Kangasjärvi project, and the Company acquired new exploration licenses near the Pyhäsalmi Mine through its 49% ownership in AFOy.

The comprehensive loss for the year ended December 31, 2024 was ($44,225), or ($0.00) per share, compared to a comprehensive loss of ($55,637), or ($0.00) per share, for the year ended December 31, 2023. Mineral exploration expenses were $61,616 (Year ended December 31, 2023 - $66,492), and reimbursement from optionees was $448,031 (2023 - $482,452).

General administrative expense declined to $392,621 compared to expenses of $438,456 in 2023. Expenses included consulting fees, wages and benefits of $192,547 (2023 - $180,854) and professional fees of $107,035 (2023 - $133,099). Rent rose to $11,622 from $10,200 and office and administrative fees fell to $7,441 from $8,925. Investor relations fell slightly to $51,798 from $52,615, and travel increased to $15,972 from $11,477. Listing and filing fees fell to $7,441 from $8,925 and transfer agent fees rose to $6,005 from $4,786. Other expenses included bank charges of $362 (2023 - $699) and depreciation of $1,464 (2023 - $1,775). In 2024, bad debt recovery was $17,091 compared to a bad debt expense of $12,934 in fiscal 2023.

Other items include foreign exchange loss of $172 (2023 - $5,747) as exchange rates were less favorable in the current year, interest income and other income of $5 (2023 - $491) and loss on investment in Akkerman Finland OY of $40,257 (2023 - $27,569) as its share of the operating loss of AFOy. The Company also wrote-off property deposit of ($1,460) in 2023. Exchange differences arising on the translation of foreign subsidiaries was a gain of $2,405 (2023 - $1,144).

During the year ended December 31, 2024, the Company expensed exploration costs of $61,616 which consists of costs of $33,260 on Alvalade in Portugal and $28,356 on Slivova in Kosovo.

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

Liquidity and Capital Resources

As at December 31, 2024, the Company had working capital of $76,740 (December 31, 2023 – $132,571). With respect to working capital, the Company had cash of $141,011 (December 31, 2023 - $121,745). The increase in cash was due to the completion of a private placement of common shares in fiscal 2024 which was largely offset by expenditures on property exploration and administrative expenses.

During the year ended December 31, 2024, the Company issued 10,000,000 common shares. The Company completed the private placement of 10,000,000 common stock units at a price of $0.035 per unit. Each unit consisted of one common share and one non-transferable common share warrant, with each warrant exercisable into one common share at a price of $0.10 until September 5, 2027. Share issue costs of $38,887 were incurred in connection with the placement. During the year ended December 31, 2023, the Company issued no common shares. During the year ended December 31, 2022, the Company issued 21,936,667 common shares. The Company completed a non-brokered private placement of 16,666,667 common stock units at a price of $0.075 for gross proceeds of $1,250,000 in February 2022. Each unit consists of one common share and one common share purchase warrant. Each warrant allows the holder to purchase one additional common share under February 28, 2025 at a price of $0.125. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. In February 2022, the Company also issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000. In March 2022, the Company issued 1,470,000 common shares to AEbv pursuant to the share purchase agreement and acquired a 49% interest in AFOy.

As of December 31, 2024, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company believes that sufficient funding from warrants, options, JV partners and the possible sale of additional equity will allow its efforts to continue throughout 2025. If the market conditions worsen or improve, the Company will make adjustments to budgets accordingly.

The current property exploration budget for fiscal 2025, exclusive of the amounts to be spent by the Company’s joint-venture partners, is approximately $50,000, which includes expenditures for the mining license application for Alvalade and exploration in Finland. WTR is funding the exploration on Slivova in Kosovo. General and Administrative expenses for 2025 are budgeted at approximately $600,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years. All share amounts have been adjusted for the 1 for 4 common share consolidation effective December 21, 2020.

Common Share Issuances

Year Ended	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2020	Private Placement	4,219,641	$ 0.12	$ 506,357

December 31, 2021	None	-	-	-

December 31, 2022	Private Placement	16,666,667	$0.075	$ 1,250,000
	Debt Settlement	3,800,000	0.075	285,000
	Property Acquisition	1,470,000	0.065	95,550

December 31, 2023	None	-	-	-

December 31, 2024	Private Placement	10,000,000	$0.035	$ 350,000

Year Ended December 31, 2024

As at December 31, 2024, the Company had working capital of $76,740 (December 31, 2022 – $132,571).

During the year, Operating Activities used cash of ($92,464), including the loss for the year of ($46,630). Items not involving cash include depreciation of $1,464, bad debt recovery of ($17,091), and loss on investment in Akkerman Finland OY of $40,257. Changes in non-cash working capital items include sales tax receivables of ($5,773); due from optionee of ($2,728); advances to related party used cash of ($82,208); increase in prepaid expenses and advances used cash of ($3,195); other receivables provided cash of $6,623; decrease in accounts payable and accrued liabilities used cash of ($4,584); due from/to related parties provided cash of $19,002; and exchange difference arising on the translation of foreign subsidiaries was $2,399.

Investing Activities used cash of ($210,538). Advance to Akkerman Finland OY used cash of ($209,538), and purchase of equipment used cash of ($604).

Financing Activities provided cash of $321,872. Proceeds from issuance of common shares provided cash of $350,000, and share issue costs used cash of ($28,128).

Cash was $141,011 as of December 31, 2024 compared to cash $121,745 as of December 31, 2023, which is an increase of $19,266 during the year.

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

Critical Accounting Policies and Estimates

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2024.

The Company's financial statements are stated in Canadian Dollars (CDN$). The value of the Canadian Dollar in relationship to the US Dollar was $1.44 on December 31, 2024.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Item 6. Directors, Senior Management and Employees

The following table lists as of April 15, 2025 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	69	July 8, 2010
Mark T. Brown (1)	Canada	57	January 23, 2008
Paul Dircksen (1)	United States	79	September 30, 2013
Frank Hogel (1)	Germany	52	August 3, 2016
Paul Nelles	Germany	78	April 7, 2016

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated April 24, 2024. Details of the charter are contained in Item 6, “Board Practices” below.

The following table lists, as of April 15, 2025, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	69	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	50	July 8, 2010

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

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Silver North Resources Ltd. (formerly Alianza Minerals Ltd.), a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; a Director and Chief Financial Officer of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of EGR Exploration, a gold exploration company traded on the TSX Venture Exchange; a Director of East West Petroleum Corp., an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer of Fjordland Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Green Bridge Metals, a mineral exploration company traded on the Canadian Securities Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; and a Director of MTB Metals Corp., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 10% of his time to Company affairs.

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

Paul Dircksen holds an M.S. in Geology from the Mackay School of Mines at the University of Nevada He has a strong technical background, serving as a team member on ten gold discoveries, seven of which later became operating mines. Mr. Dircksen has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has held senior management positions with a number of resource groups including Orvana Minerals, Lacana Gold, The Cordex Group, Brett Resources, and the Bravo Venture Group. Mr. Dircksen served as Vice-President of business development and technical services of Timberline Resources Corporation, a public mineral exploration company which was listed on the TSX Venture Exchange until its acquisition by McEwen Mining in 2024. Mr. Dircksen devotes approximately 5% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the most recent Annual Meeting held on June 3, 2024.

The following table sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Summary Compensation Table

(All Figures in Canadian Dollars unless otherwise noted)

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director (1)	2024 2023 2022	$ 150,000 150,000 150,000	$ Nil Nil Nil	Nil Nil 200,000	$ Nil Nil 3,424	$ 150,000 150,000 165,884

Winnie Wong, CFO and Corporate Secretary (2)	2024 2023 2022	N/A N/A N/A	$ Nil Nil Nil	Nil Nil 200,000	$ 122,400 111,700 135,135	$ 122,400 111,700 147,595

Mark T. Brown, Director (2)	2024 2023 2022	N/A N/A N/A	$ Nil Nil Nil	Nil Nil 200,000	$ Nil Nil Nil	$ Nil Nil 12,460

Paul Dircksen, Director	2024 2023 2022	N/A N/A N/A	$ Nil Nil Nil	Nil Nil 200,000	$ Nil Nil Nil	$ Nil Nil 12,460

Paul Nelles, Director	2024 2023 2022	N/A N/A N/A	$ Nil Nil Nil	Nil Nil 200,000	$ Nil Nil Nil	$ Nil Nil 12,460

Frank Hogel, Director	2024 2023 2022	N/A N/A N/A	$ Nil Nil Nil	Nil Nil 200,000	$ Nil Nil Nil	$ Nil Nil 12,460

(1)“Other Compensation” for Paul W. Kuhn in 2022 is €2,500 received for consulting work in Kosovo as a result of prior services.

(2)Pacific Opportunity Capital Ltd., a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $122,400, $111,700, and $135,135 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

No funds were set aside or accrued by the Company during fiscal 2024 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Employment Contracts and Termination and Change of Control Benefits

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

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 3, 2024, shareholders approved the resolution to set the current Board at 5 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors did not met in person during fiscal 2024. All matters were discussed telephonically during the year and all other matters were approved by resolutions.

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

·

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

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Frank Hogel.

Staffing

The Company currently has 1 part-time employee (2023 – 2; 2022 – 2) in Kosovo in geology and exploration, and 2 executive officers (2023 – 2; 2022 – 2).

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

The following table lists, as of April 15, 2025, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Share Ownership

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,381,250	2.13%
Common	Winnie Wong (2)	225,000	0.35%
Common	Mark T. Brown (3)	10,973,526	16.77%
Common	Paul Dircksen (4)	200,000	0.31%
Common	Frank Hogel (5)	627,000	0.96%
Common	Paul Nelles (6)	326,448	0.50%
	Total Directors/Officers	13,733,224	20.61%

(1)1,181,250 of these shares are common shares and 200,000 represent currently exercisable stock options.

(2)25,000 of these shares are common shares and 200,000 represent currently exercisable stock options.

(3)161,250 of these shares are common shares held directly by Mr. Brown and 1,860,000 are common shares held in Mr. Brown’s RRSP. 8,025,930 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 200,000 of these shares represent currently exercisable common share purchase options. 570,096 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd.

(4)200,000 of these shares represent currently exercisable stock options.

(5)200,000 of these shares are common shares. 200,000 are currently exercisable stock options and 200,000 are currently exercisable share purchase warrants.

(6)126,448 of these shares are common shares, and 200,000 represent currently exercisable stock options

Based upon 64,674,754 common shares outstanding as of April 15, 2025, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in “Stock Options Outstanding” below.

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

As of April 15, 2025, the shareholders' list for the Company's common shares showed 45 registered shareholders, including depositories, and 64,674,754 common shares issued and outstanding. Of the total registered shareholders, 7 are resident in Canada holding 58,418,458 common shares, or 90% of the total issued and outstanding; 23 shareholders are resident in the United States holding 3,046,673 common shares, or 5% of the issued and outstanding, and 15 shareholders are resident of other nations holding 3,209,623 common shares, or 5% of the issued and outstanding.

The Company is aware of one person/company who beneficially owns 5% or more of the Registrant's voting securities. The following table lists as of April 15, 2025 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (3)	10,973,526	16.77%

(1)161,250 of these shares are common shares held directly by Mr. Brown and 1,860,000 are common shares held in Mr. Brown’s RRSP. 8,025,930 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 200,000 of these shares represent currently exercisable common share purchase options. 570,096 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd.

Based upon 64,674,754 common shares outstanding as of April 15, 2025, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

Related Party Transactions

The Company had the following related party transactions for the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

	Services	Expenses Incurred During the Year Ended December 31, 2024	Expenses Incurred During the Year Ended December 31, 2023	Expenses Incurred During the Year Ended December 31, 2022
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing, and financing services	$ 122,400	$ 111,700	$ 135,135
Paul W. Kuhn	Consulting and share-based payment	$ 150,000	$ 150,000	$ 165,884
Paul L. Nelles (b)	Salaries and share-based payment	$ Nil	$ Nil	$ 12,460
TOTAL:		$ 272,400	$ 261,700	$ 313,479

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

Item 9. Offer and Listing of Securities

As of December 31, 2024, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value. There were 64,674,754 common shares issued and outstanding as of December 31, 2024 and April 15, 2025.

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

The following table lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending March 31, 2025;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2025; and

•each of the last five fiscal years ended December 31, 2024.

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

TSX Venture Exchange

Common Shares Trading Activity

- Sales-
Canadian Dollars
Period	High	Low	Close

March 2025	$ 0.02	$ 0.015	$ 0.015
February 2025	$ 0.02	$ 0.015	$ 0.015
January 2025	$ 0.02	$ 0.02	$ 0.02
December 2024	$ 0.035	$ 0.02	$ 0.025
November 2024	$ 0.035	$ 0.03	$ 0.035
October 2024	$ 0.04	$ 0.03	$ 0.035

Three Months Ended 3/31/25	$ 0.02	$ 0.015	$ 0.015
Three Months Ended 12/31/24	$ 0.04	$ 0.02	$ 0.025
Three Months Ended 9/30/24	$ 0.065	$ 0.02	$ 0.035
Three Months Ended 6/30/24	$ 0.05	$ 0.02	$ 0.025
Three Months Ended 3/31/24	$ 0.035	$ 0.03	$ 0.03
Three Months Ended 12/31/23	$ 0.05	$ 0.025	$ 0.03
Three Months Ended 9/30/23	$ 0.03	$ 0.03	$ 0.03
Three Months Ended 6/30/23	$ 0.08	$ 0.025	$ 0.05
Three Months Ended 3/31/23	$ 0.035	$ 0.025	$ 0.03
Three Months Ended 12/31/22	$ 0.04	$ 0.02	$ 0.025
Three Months Ended 9/30/22	$ 0.05	$ 0.025	$ 0.025
Three Months Ended 6/30/22	$ 0.105	$ 0.025	$ 0.03

Year Ended 12/31/24	$ 0.065	$ 0.02	$ 0.025
Year Ended 12/31/23	$ 0.08	$ 0.025	$ 0.03
Year Ended 12/31/22	$ 0.105	$ 0.02	$ 0.025
Year Ended 12/31/21	$ 0.15	$ 0.06	$ 0.065
Year Ended 12/31/20	$ 0.20	$ 0.04	$ 0.15

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AMA”. The following table lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since the inception of trading.

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

September 2012 to March 2025	€1.00	€0.0005	€0.0005

The following table lists, as of April 15, 2025, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
10,000,000	$0.10	September 5, 2027

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

During the year ended December 31, 2024, the Company issued 10,000,000 common shares. The Company completed the private placement of 10,000,000 common stock units at a price of $0.035 per unit. Each unit consisted of one common share and one non-transferable common share warrant, with each warrant exercisable into one common share at a price of $0.10 until September 5, 2027. Share issue costs of $38,887 were incurred in connection with the placement.

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

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was initially adopted by the directors of the Company on July 29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the Annual Meeting held on June 3, 2024. Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in the following table as of April 15, 2025, as well as the number of options granted to Directors and all employees as a group.

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2024, 2023 and 2022 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

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

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $59,000 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $900.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2024. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2024, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2024.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2024 Ended 12/31/2024	Fiscal 2023 Ended 12/31/2023
Audit Fees	$ 22,000	$ 22,000
Audit-Related Fees		-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 22,000	$ 22,000

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

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 30, 2025.

•Consolidated Statements of Financial Position at December 31, 2024, and December 31, 2023.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

•Consolidated Statements of Cash Flows for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2024 and December 31, 2023.

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

DECEMBER 31, 2024, 2023 AND 2022

AVRUPA MINERALS LTD.

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avrupa Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. (‘the Company’), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023 and the consolidated statements of comprehensive loss, changes in (deficiency)/equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes and schedules (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023 and its financial performance and its cash flows for the years ended December 31, 2024, 2023 and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

April 30, 2025

We have served as the Company’s auditor since 2008.

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2024	2023

Assets
Current assets
Cash		$141,011	$121,745
Prepaid expenses and advances		5,894	2,699
Due from optionee	5	34,267	18,409
Advance to related party	9	-	72,084
Sales tax receivables		9,986	4,213
Other receivables		10,897	13,559
		202,055	232,709
Non-current assets
Advance to related party	9	154,292	-
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Equipment	4	-	854
Investment in PorMining	5	765	765
Advance to Akkerman Finland OY	7	491,938	282,400
Investment in Akkerman Finland OY	7	190,706	230,963
		1,046,822	724,103

Total assets		$1,248,877	$956,812

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$50,071	$52,396
Due to related parties	9	75,244	47,742
		125,315	100,138

Shareholders' equity
Share capital	8	11,167,907	10,990,255
Reserves	8	7,778,743	7,642,877
Deficit		(17,823,088)	(17,776,458)
		1,123,562	856,674

Total shareholders' equity and liabilities		$1,248,877	$956,812

Event after the reporting period (Note 5)

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2025. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2024	2023	2022

Mineral exploration expenses
Mineral exploration expenses	5	$61,616	$66,492	$72,329
Reimbursements from optionees	5	(448,031)	(482,452)	(402,343)
		386,415	415,960	330,014
General administrative expenses
Bank charges		362	699	649
Bad debt (recovery) expenses		(17,091)	12,934	-
Consulting fees, wages and benefits	9	192,547	180,854	165,955
Depreciation	4	1,464	1,775	1,923
Investor relations		51,798	52,615	109,270
Listing and filing fees		7,441	8,925	14,881
Office and administrative fees		15,466	21,092	15,676
Professional fees	9	107,035	133,099	175,500
Rent	9	11,622	10,200	11,308
Share-based payment	9	-	-	98,123
Transfer agent fees		6,005	4,786	13,971
Travel		15,972	11,477	9,811
		(392,621)	(438,456)	(617,067)
Other items
Foreign exchange gain (loss)		(172)	(5,747)	17,630
Interest income		5	491	2,607
Loss on investment in Akkerman Finland OY	7	(40,257)	(27,569)	(62,973)
Write-down of property deposits		-	(1,460)	-
		(40,424)	(34,285)	(42,736)

Net loss for the year		(46,630)	(56,781)	(329,789)
Exchange difference arising on the translation of foreign subsidiaries		2,405	1,144	(11,320)

Comprehensive loss for the year		$(44,225)	$(55,637)	$(341,109)
Basic and diluted loss per share	10	$(0.00)	$(0.00)	$(0.01)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIENCY) / EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' (deficiency) / equity

Balance as at December 31, 2021	32,738,087	$ 9,994,487	$ 5,405,052	$ 277,893	$ 1,298,472	$ (853)	$ 6,980,564	$ (17,389,888)	$ (414,837)
Share issues:
Shares issued for private placements	16,666,667	695,475	554,525	-	-	-	554,525	-	1,250,000
Share issue costs	-	(80,257)	-	19,841	-	-	19,841	-	(60,416)
Shares issued for debt settlement	3,800,000	285,000	-	-	-	-	-	-	285,000
Shares issued for investment in Akkerman Finland OY	1,470,000	95,550	-	-	-	-	-	-	95,550
Share-based payment	-	-	-	-	98,123	-	98,123	-	98,123
Comprehensive loss	-	-	-	-	-	(11,320)	(11,320)	(329,789)	(341,109)
Balance as at December 31, 2022	54,674,754	10,990,255	5,959,577	297,734	1,396,595	(12,173)	7,641,733	(17,719,677)	912,311
Comprehensive loss	-	-	-	-	-	1,144	1,144	(56,781)	(55,637)
Balance as at December 31, 2023	54,674,754	10,990,255	5,959,577	297,734	1,396,595	(11,029)	7,642,877	(17,776,458)	856,674
Share issues:
Shares issued for private placement	10,000,000	216,539	133,461	-	-	-	133,461	-	350,000
Share issue costs	-	(38,887)	-	-	-	-	-	-	(38,887)
Comprehensive loss	-	-	-	-	-	2,405	2,405	(46,630)	(44,225)
Balance as at December 31, 2024	64,674,754	$ 11,167,907	$ 6,093,038	$ 297,734	$ 1,396,595	$ (8,624)	$ 7,778,743	$ (17,823,088)	$ 1,123,562

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	2024	2023	2022

Cash flows from operating activities
Net loss for the year	$(46,630)	$(56,781)	$(329,789)
Items not involving cash:
Depreciation	1,464	1,775	1,923
Bad debt (recovery) expenses	(17,091)	12,934	-
Loss on investment in Akkerman Finland OY	40,257	27,569	62,973
Share-based payment	-	-	98,123
Write-down of property deposits	-	1,460	-
Changes in non-cash working capital items:
Sales tax receivables	(5,773)	(586)	(1,858)
Due from optionee	(2,728)	(18,532)	-
Advance to related party	(82,208)	(49,761)	(22,323)
Prepaid expenses and advances	(3,195)	6,677	(9,131)
Other receivables	6,623	(2,846)	(3,070)
Accounts payable and accrued liabilities	(4,584)	(48,534)	(29,089)
Due to related parties	19,002	(60,264)	(278,013)
Exchange difference arising on the translation of foreign subsidiaries	2,399	1,103	(11,696)

Net cash used in operating activities	(92,464)	(185,786)	(521,950)

Cash flows from investing activities
Investment in Akkerman Finland OY	-	-	(211,800)
Advance to Akkerman Finland OY	(209,538)	-	(282,400)
Purchase of equipment	(604)	-	(5,067)

Net cash used in investing activities	(210,142)	-	(499,267)

Cash flows from financing activities
Proceeds from issuance of common shares	350,000	-	1,250,000
Share issue costs	(28,128)	-	(60,416)

Net cash provided by financing activities	321,872	-	1,189,584

Change in cash for the year	19,266	(185,786)	168,367
Cash, beginning of the year	121,745	307,531	139,164
Cash, end of the year	$141,011	$121,745	$307,531

Supplemental disclosure with respect to cash flows (Note 12)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

2.BASIS OF PREPARATION

a)Statement of compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value (‘FVPL”). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2024.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

d)Foreign currencies (Continued)

Subsidiaries

The results and financial position of the Company’s subsidiaries that have a functional currency different from the Company’s presentation currency are translated into the presentation currency as follows:

•Assets and liabilities are translated at the closing rate at the reporting date;

•Income and expenses are translated at average exchange rates for the period;

•Equity is translated using historical rates;

•All resulting exchange differences are recognized in Reserves.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign exchange reserve, included in Reserves. When a foreign operation is sold, such exchange differences are recognized in the statement of loss as part of the gain or loss on sale.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

f)Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Common shares issued for consideration other than cash are valued based on their market value at the date the shares are issued. If the Company issues units as part of financing, consisting of both common shares and common share purchase warrants, the fair value of the warrants is determined using the Black-Scholes pricing model, and fair value of the common shares is determined using market price. The allocation of value is proportionally based on their fair value.

g)Share-based payment transactions

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

h)Warrants

Warrants with the right to acquire common shares in the Company are typically issued through the Company’s equity financing activities. Where finders’ warrants are issued on a stand-alone basis, their fair values are measured on their issuance date using the Black-Scholes option pricing model and are recorded as both an increase to reserves and as a share issue cost.

When warrants are exercised, the cash proceeds along with the amount previously recorded in equity reserves are recorded as share capital.

i)Earnings (Loss) per share

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

j)Significant accounting judgments and estimates

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

j)Significant accounting judgments and estimates (Continued)

Significant estimates

The estimate that 50% of the tax deposits will be recovered within one to two years.

k)Provisions

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

l)Financial instruments

The following financial assets are classified as measured at amortized cost - cash, due from optionee, advance to related party, and certain other receivables.

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

m)Impairment of non-financial assets

The carrying amount of the Company’s long-lived assets (which include exploration and evaluation assets) is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

m)Impairment of non-financial assets (Continued)

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as a charge in the statement of comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a recovery in the statement of comprehensive loss for the period.

n)Income taxes

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

o)New accounting standards and interpretations

The following new standards and amendments to standards have been issued but are not effective for the year ended December 31, 2024:

•Presentation and Disclosure in Financial Statements

IFRS 18 was issued in April 2024 and applies to an annual reporting period beginning on or after January 1, 2027. IFRS 18 will replace IAS 1. IFRS requires all companies using IFRS Standards to provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The Company is currently assessing the impact of this new accounting standard on its financial statements.

4.EQUIPMENT

	Furniture and other equipment	Other assets	Total
Cost
As at January 1, 2023	$ 117,861	$ -	$ 117,861
Exchange adjustment	1,370	-	1,370
As at December 31, 2023	119,231	-	119,231
Additions during the year	-	604	604
Exchange adjustment	2,462	-	2,462
As at December 31, 2024	$ 121,693	$ 604	$ 122,297

Accumulated depreciation
As at January 1, 2023	$ 115,259	$ -	$ 115,259
Depreciation for the year	1,775	-	1,775
Exchange adjustment	1,343	-	1,343
As at December 31, 2023	118,377	-	118,377
Depreciation for the year	865	599	1,464
Exchange adjustment	2,451	5	2,456
As at December 31, 2024	$ 121,693	$ 604	$ 122,297

Net book value
As at January 1, 2023	$ 2,602,000	$ -	$ 2,602,000
As at December 31, 2023	$ 854,000	$ -	$ 854,000
As at December 31, 2024	$ -	$ -	$ -

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others
	Alvalade	Others	Slivova	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2024	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2024	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2024
Concession fees and taxes	$ -	$ -	$ 2,964	$ -	$ -	$ 2,964
Geological salaries and consulting	28,881	-	12,884	-	-	41,765
Insurance	506	-	-	-	-	506
Rent	-	-	11,629	-	-	11,629
Site costs	1,474	-	879	-	-	2,353
Travel	2,399	-	-	-	-	2,399
Reimbursements from optionees	(418,539)	-	(29,492)	-	-	(448,031)
	$ (385,279)	$ -	$ (1,136)	$ -	$ -	$ (386,415)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	23,469	206,975	4	1,285,920
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,614,351	6,317,147	170,571	720,879	12,359	13,835,307
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,975	52,112	14,604	15,007	-	107,698
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,272	279,739	83,665	101,624	68,446	787,746
Rent	606,084	596,896	53,787	88,221	20,560	1,365,548
Report	-	-	39.999	-	-	39,999
Site costs	195,837	244,377	189,450	194,582	8,865	833,111
Travel	246,294	247,277	63,047	22,478	15,326	594,422
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,758,449)	(4,890,826)	(3,022,135)	(45,158)	-	(17,716,568)
	$ (825,377)	$ 4,145,186	$ 78,728	$ 1,787,017	$ 500,931	$ 5,686,485

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal		Kosovo		Others
	Alvalade	Others	Slivova	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2023	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2023	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2023
Geological salaries and consulting	$ 24,589	$ -	$ 13,338	$ -	$ -	$ 37,927
Insurance	149	-	-	-	-	149
Office and administrative fees	214	-	2,437	-	-	2,651
Rent	-	-	6,068	-	-	6,068
Report			15,767			15,767
Site costs	158	-	1,321	-	-	1,479
Travel	2,451	-	-	-	-	2,451
Reimbursements from optionees	(378,861)	-	(103,591)	-	-	(482,452)
	$ (351,300)	$ -	$ (64,660)	$ -	$ -	$ (415,960)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	20,505	206,975	4	1,282,956
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,585,470	6,317,147	157,687	720,879	12,359	13,793,542
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,469	52,112	14,604	15,007	-	107,192
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,272	279,739	83,665	101,624	68,446	787,746
Rent	606,084	596,896	42,158	88,221	20,560	1,353,919
Report	-	-	39.999	-	-	39,999
Site costs	194,363	244,377	188,571	194,582	8,865	830,758
Travel	243,895	247,277	63,047	22,478	15,326	592,023
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,339,910)	(4,890,826)	(2,992,643)	(45,158)	-	(17,268,537)
	$ (440,098)	$ 4,145,186	$ 79,864	$ 1,787,017	$ 500,931	$ 6,072,900

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Upon the completion of Phase I, Sandfire MATSA and PorMining continued with having MAEPA acting as the operator and PorMining continued paying the operator’s fee. During the year ended December 31, 2024, MAEPA received €100,000 ($148,180) (2023 - €100,000 ($145,970)) operator’s fee where the fund was included in reimbursements from optionee.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

As of December 31, 2024, Sandfire MATSA funded €5,221,000 on the Alvalade project Phase II – Second Option.

Subsequent to December 31, 2024, SMP notified the Company that it intended to transfer its interests in the project back to the Company, and SMP and the Company agreed to finalize current work on the project. For a nominal fee of €510, the Alvalade project and the portion of the share capital of the joint venture entity PorMining held by SMP was transferred to MAEPA.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

	December 31, 2024	December 31, 2023

Due from optionee
Alvalade - PorMining	$ 34,267	$ 18,409
	$ 34,267	$ 18,409

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

The terms of the Agreement are as follows:

Date/Period	Expenditures	Option Payment	Earn-in %
On September 1, 2022 (Effective Date)	None	€35,000 (received)
On or before March 1, 2023	€100,000 (spent)	None
On March 1, 2023	None	€35,000 (received)
On or before September 1, 2023	€150,000 (spent)	€30,000 (received)
On or before September 1, 2024 *	€650,000 (spent)	None	51% (Stage 1)
On or before September 1, 2025	€1,000,000	None	75% (Stage 2)

*In June 2024, the Agreement was amended and the completion date for the expenditure of €650,000 was extended from September 1, 2024 to December 31, 2024.

During Stage 1, the expenditures will be in respect of payments for exploration, drilling, baseline environmental and social surveys, and other payments to landowners. As of December 31, 2024, WTR completed the Stage 1 by funding a total of €819,014 on the Slivova project and unconditionally earned the 51% interest in AVU Kosova LLC, which was transferred to WTR subsequent to the year-end.

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

6. TAX DEPOSITS

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

The acquisition terms are as follow:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued at a value of $95,550), paying €150,000 ($211,800) into AFOy for the purpose of paying existing shareholder loans (paid), and depositing €200,000 ($282,400) into a dedicated account (paid), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two. The €200,000 ($282,400) was recorded as an advance to AFOy as of December 31, 2023. As of December 31, 2024, the Company advanced a total of $491,938 to AFOy.

•As a Stage Two earn-in, the Company had the option, for a period of 12 months from the date of completion of Stage One, to acquire the remaining 51% interest in AFOy, bringing their total interest to 100%. The option to acquire the additional 51% interest expired on March 3, 2023.

The Company and AEbv formed a technical committee comprising of one representative from each party, with AEbv’s representative having the casting vote.

As at December 31, 2024, the Company holds a 49% interest in AFOy (December 31, 2023 – 49%). The investment in associate was assessed for impairment indicators relating to the underlying assets of AFOy in accordance with IAS 36 and IFRS 6.

The year ended December 31, 2024 and 2023 calculation for the Investment in AFOy is as follows:

Investment in AFOy as at January 1, 2023	$258,532
Loss on investment in AFOy	(27,569)
Investment in AFOy as at December 31, 2023	$230,963
Loss on investment in AFOy	(40,257)
Investment in AFOy as at December 31, 2024	$190,706

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

7. ADVANCE, DEPOSIT AND INVESTMENT IN AKKERMAN FINLAND OY (Continued)

The Company’s share of AFOy’s loss for the years ended December 31, 2024 and 2023 has been calculated as follows:

	2024	2023
AFOy’s net loss	$82,157	$56,264
The Company’s ownership %	49%	49%
Share of loss of an associate	$40,257	$27,569

The following table illustrates the summarized financial information of AFOy:

December 31, 2024		December 31, 2023
Current assets	$100,737	$13,595
Non-current assets	549,172	380,786
Current liabilities	21,344	11,898
Non-current liabilities	850,896	606,979
Loss for the year	82,157	56,264

8. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2024, the authorized share capital was comprised of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

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

iv.On September 5, 2024, the Company completed a non-brokered private placement by issuing 10,000,000 units (“Unit”) at a price of $0.035 per Unit for gross proceeds of $350,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 until September 5, 2027. The warrants were ascribed a value of $133,461. The Company incurred share issue costs in the amount of $38,887 in connection with the financing.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Stock option transactions and the number of stock options for the year ended December 31, 2024 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2023	Granted	Exercised	cancelled	2024
January 7, 2024	$0.20	45,750	-	-	(45,750)	-
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		1,620,750	-	-	(45,750)	1,575,000
Options exercisable		1,620,750	-	-	(45,750)	1,575,000
Weighted average exercise price		$0.08	$Nil	$Nil	$0.20	$0.08

As of December 31, 2024, the weighted average contractual remaining life is 2.20 years (December 31, 2023 – 3.11 years).

Stock option transactions and the number of stock options for the year ended December 31, 2023 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2022	Granted	Exercised	cancelled	2023
March 14, 2023	$0.40	450,000	-	-	(450,000)	-
March 26, 2023	$0.40	10,000	-	-	(10,000)	-
January 7, 2024	$0.20	45,750	-	-	-	45,750
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		2,080,750	-	-	(460,000)	1,620,750
Options exercisable		2,080,750	-	-	(460,000)	1,620,750
Weighted average exercise price		$0.15	$Nil	$Nil	$0.40	$0.08

Stock option transactions and the number of stock options for the year ended December 31, 2022 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2021	Granted	Exercised	cancelled	2022
April 26, 2022	$0.40	327,500	-	-	(327,500)	-
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
March 14, 2027	$0.08	-	1,575,000			1,575,000
Options outstanding		833,250	1,575,000	-	(327,500)	2,080,750
Options exercisable		833,250	1,575,000	-	(327,500)	2,080,750
Weighted average exercise price		$0.39	$0.08	$Nil	$0.40	$0.15

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2024, 2023 and 2022 were:

	2024	2023	2022
Risk-free interest rate	n/a	n/a	1.34%
Expected life	n/a	n/a	5 years
Expected volatility	n/a	n/a	144.13%
Expected dividend yield	n/a	n/a	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2023 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
August 28, 2023	$0.075	412,500	-	-	(412,500)	-
Outstanding		412,500	-	-	(412,500)	-
Weighted average exercise price		$0.075	$Nil	$Nil	$0.075	$Nil

The continuity of finder’s options for the year ended December 31, 2022 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
August 28, 2023	$0.075	-	412,500	-	-	412,500
Outstanding		-	412,500	-	-	412,500
Weighted average exercise price		$Nil	$0.075	$Nil	$Nil	$0.075

The weighted average assumptions used to estimate the fair value of finder’s options for the years ended December 31, 2024, 2023 and 2022 were:

	2024	2023	2022
Risk-free interest rate	n/a	n/a	0.49%
Expected life	n/a	n/a	1.5 years
Expected volatility	n/a	n/a	149.50%
Expected dividend yield	n/a	n/a	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(e)Warrants:

The continuity of warrants for the year ended December 31, 2024 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
February 28, 2025 (1)	$0.125	16,666,667	-	-	-	16,666,667
September 5, 2027	$0.100	-	10,000,000	-	-	10,000,000
Outstanding		16,666,667	10,000,000	-	-	26,666,667
Weighted average exercise price		$0.125	$0.10	$Nil	$Nil	$0.116

(1) Subsequent to December 31, 2024, 16,666,667 warrants expired unexercised.

As of December 31, 2024, the weighted average contractual life is 1.11 years (December 31, 2023 – 1.16 years).

The continuity of warrants for the year ended December 31, 2023 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
October 23, 2023	$0.20	4,219,641	-	-	(4,219,641)	-
February 28, 2025	$0.125	16,666,667	-	-	-	16,666,667
Outstanding		20,886,308	-	-	(4,219,641)	16,666,667
Weighted average exercise price		$0.14	$Nil	$Nil	$0.20	$0.125

The continuity of warrants for the year ended December 31, 2022 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
February 25, 2022	$0.40	500,000	-	-	(500,000)	-
October 23, 2023	$0.20	4,219,641	-	-	-	4,219,641
February 28, 2025	$0.125	-	16,666,667	-	-	16,666,667
Outstanding		4,719,641	16,666,667	-	(500,000)	20,886,308
Weighted average exercise price		$0.22	$0.125	$Nil	$0.40	$0.14

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2024, 2023 and 2022 were:

	2024	2023	2022
Risk-free interest rate	2.86%	n/a	0.88%
Expected life	3 years	n/a	3 years
Expected volatility	137.47%	n/a	161.98%
Expected dividend yield	nil	n/a	nil

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2024
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (c) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

For the year ended December 31, 2023
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (c) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

For the year ended December 31, 2022
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (c) Chief Executive Officer, Director	$ 153.424	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 165,884
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Paul L. Nelles (b) Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Paul Dircksen Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Frank Hogel Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460

Related party liabilities

		Years ended
	Services / Advances	December 31, 2024		December 31, 2023		December 31, 2022		As at December 31, 2024		As at December 31, 2023
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services		$122,400		$111,700		$135,135		$74,864		$47,277
Paul W. Kuhn (c)	Consulting and share-based payment		$150,000		$150,000		$165,884	$	Nil	$	Nil
Mark T. Brown (e)	Expense reimbursement	$	Nil	$	Nil	$	Nil		$380		$465
Paul L. Nelles (b)	Salaries and share-based payment	$	Nil	$	Nil		$12,460	$	Nil	$	Nil
TOTAL:			$272,400		$261,700		$313,479		$75,244		$47,742
								Amounts due from:
Paul W. Kuhn (c)	Consulting services	$	Nil	$	Nil	$	Nil		$154,292 (d)		$72,084 (d)

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

•(d)This amount relates to PorMining paying Paul Kuhn for his technical services consulting in excess of the Contract (defined above in Note 9(c)). Such amount will be used to offset and reduce the Company's monthly fee payable to Paul Kuhn per the Contract.

(e)Mark T. Brown is a director of the Company.

All related party transactions are in the normal course of operations and have been measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing and payable on demand.

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2024 was based on the loss attributable to common shareholders of $46,630 (2023 – $56,781; 2022 – $329,789) and a weighted average number of common shares outstanding of 57,871,475 (2023 – 54,674,754; 2022 – 51,116,744).

Diluted loss per share did not include the effect of 1,575,000 share purchase options and 26,666,667 warrants outstanding at year end (2023 - 1,620,750 share purchase options and 16,666,667 warrants; 2022 - 2,080,750 share purchase options, 20,886,308 warrants and 412,500 finder’s options) as they are anti-dilutive.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2024, the Company had cash of $141,011 (December 31, 2023 - $121,745), advance to related party of $154,292 (December 31, 2023 - $72,084), sales tax receivables of $9,986 (December 31, 2023 - $4,213) and other receivables of $10,897 (December 31, 2023 - $13,559) to settle current liabilities of $125,315 (December 31, 2023 - $100,138).

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

(e)Currency risk

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $59,000 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $900.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2024, 2023 and 2022 were as follows:

•As at December 31, 2024, a total of $10,759 (2023 - $Nil; 2022 - $ Nil) in share issue costs were included in accounts payable and accrued liabilities and due to related parties.

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

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

14. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2024	2023	2022

Net loss	$ (46,630)	$ (56,781)	$ (329,789)

Expected income tax recovery	$ (13,000)	$ (15,000)	$ (89,000)
Effect of foreign tax rate	(5,000)	(18,000)	(10,000)
Deductible and non-deductible items	-	(5,000)	(38,000)
True up of prior year amounts	(1,867,000)	(235,000)	-
Unrecognized benefit of non-capital losses	1,885,000	273,000	137,000

	$ -	$ -	$ -

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

14. INCOME TAX (Continued)

The significant components of the Company’s deferred income tax assets are as follows:

	2024	2023

Deferred income tax assets
Non-capital loss carryforwards	$ 4,357,000	$ 2,476,000
Allowable capital losses	45,000	45,000
Share issue costs	15,000	11,000
	4,417,000	2,532,000
Valuation allowance	(4,417,000)	(2,532,000)

Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $8,605,000 in Canada (2023 - $8,287,000). These losses, if not utilized, will expire through to 2044. Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance. The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	854,000
2018	2038	657,000
2019	2039	504,000
2020	2040	476,000
2021	2041	444,000
2022	2042	495,000
2023	2043	416,500
2024	2044	119,000
		$ 8,605,000

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Presented in Canadian Dollars)

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2024	December 31, 2023
Non-current assets
Portugal	$ 209,886	$ 210,740
Finland	682,644	513,363
Canada	154,292	-
	$ 1,046,822	$ 724,103

	Years ended
	December 31, 2024	December 31, 2023
Mineral exploration expenses
Portugal	$ 33,260	$ 27,561
Kosovo	28,356	38,931
	$ 61,616	$ 66,492

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 20, 2025	Signed: /s/ “Winnie Wong”
Winnie Wong, Chief Financial Officer