Form 20-F
period 2025-12-31
AVRUPA MINERALS LTD.
filed 2026-05-26
CIK 1445467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 76,074,754 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Index to Exhibits on Page 78

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

The Company qualifies as an emerging growth company as defined in the Jumpstart Our Business Startups Act. The Company will continue to qualify as an emerging growth company until such time as the Company produces more than US$1.235 billion in gross revenue, the Company issues more than US$1 billion in non-convertible debt within a three-year period, the Company’s market capitalization exceeds US $700 million, or more than five years elapse from the time of its initial public offering in the United States.As an emerging growth company, the Company is exempt from the requirements of section 404(b) of the Sarbanes-Oxley Act, meaning that the Company is exempt from the requirement to obtain an external audit of its internal controls over financial reporting.

BUSINESS OF AVRUPA MINERALS LTD.

Avrupa is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Avrupa’s properties.All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.The Company has not reported any revenue from operations since incorporation.As such, Avrupa is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

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

Part I

Item 1.Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.Offer Statistics and Expected Timetable

Not Applicable

Item 3.Key Information

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

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.The average rate means the average of the exchange rates on the last day of each month during the period.

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/25	$ 1.40	$ 1.46	$ 1.36	$ 1.37
Year Ended 12/31/24	1.37	1.44	1.33	1.44
Year Ended 12/31/23	1.35	1.39	1.31	1.32
Year Ended 12/31/22	1.30	1.39	1.24	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28

Three Months Ended 12/31/25	$ 1.39	$ 1.41	$ 1.37	$ 1.37
Three Months Ended 9/30/25	1.38	1.39	1.36	1.39
Three Months Ended 6/30/25	1.37	1.43	1.36	1.36
Three Months Ended 3/31/25	1.44	1.46	1.42	1.44

Three Months Ended 12/31/24	$ 1.41	$ 1.44	$ 1.35	$ 1.44
Three Months Ended 9/30/24	1.36	1.39	1.35	1.35
Three Months Ended 6/30/24	1.37	1.38	1.35	1.37
Three Months Ended 3/31/24	1.35	1.36	1.33	1.35

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.31	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

December 2025		$ 1.40	$ 1.37	$ 1.37
November 2025		1.41	1.40	1.40
October 2025		1.40	1.39	1.40
September 2025		1.39	1.37	1.39
August 2025		1.39	1.37	1.37
July 2025		1.38	1.36	1.38

The exchange rate was $1.37 on December 31, 2025, and $1.36 on April 30, 2026.

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

Risks Associated with Mineral Exploration

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

The mineral industry is highly competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Commodity prices may not support corporate profit

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.Factors beyond the control of the Company may affect the marketability of any minerals discovered.The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition or require the Company to cease operations altogether.

The Company's mineral exploration activities are subject to substantial government regulatory requirements

The mineral projects in which the Company has an interest are located in Portugal, Finland, and Kosovo.The process for acquiring an interest in mineral concessions in these three countries is different from procedures for acquiring mining claims in Canada or the United States and involves certain risks not applicable in those jurisdictions.

These countries are politically stable European jurisdictions governed by democratically-elected leaders. In each of these countries, the legal, tax, and administrative institutions for business activities are in place, and processes and procedures are established and understood.In Kosovo, the legal and administrative framework for the mining industry has been established over the past ten years, first by the United Nations Mission in Kosovo and followed-up and further developed by the Kosovo government.Specifically, a new mining law, established in 2010, exists, and the independent regulator and oversight mechanism is functioning properly.

In Portugal, the rights and obligations associated with mining concession are governed by Direcção-Geral de Energia e Geologia (“DGEG”).A complete application, including detail work plans to be carried out, minimum planned amount of investment, the means of financing, financial standing and ability of the applicant, detailed measurements to be used for environmental protection and evidence of advertising such in a county newspaper and the official gazette, is submitted to the DGEG.Before a decision is made by the DGEG, the DGEG might request clarification of the proposal and further supporting documents and information about the application as well as having a hearing of the consultation office.Once the application is approved, the DGEG will sign the administrative contract (mining concession) with the applicant as well as publishing an abstract in the official gazette.In order to keep a mining concession valid and in effect, it is necessary to pay an annual license fee as well as putting up bonds for the claims.

In Kosovo, Independent Commission of Mines and Minerals (“ICMM”) oversees the exploration license application process.Under Official Gazette of the Republic of Kosova/Pristina, No. 80/27, Law No 08/L – 163, Article 21, an exploration license can be applied for a parcel of land no greater than 100 square kilometers, with a three-year term.Extension periods can be granted upon reducing the parcel of land by 50%; each extension is for an additional two years and can be done three times.To maintain the licenses, the company is required to report by the end of a calendar year all work performed and provide ICMM the financial report.Environmental safety regulations are followed in accordance to the European standards.

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

Mineral exploration and mining activities in Portugal, Kosovo and Finland may be affected in varying degrees by political instability and government regulations relating to the mining industry.Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

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

Our potential mining processing operations and exploration activities in these jurisdictions are subject to various laws governing land use, the protection of environment, prospecting, development, production, exports, taxes, labor standards, occupational health, mine safety and other matters.Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.The Company believes that it is in substantial compliance with all material laws and regulations which currently apply to the Company’s activities.There can be no assurance, however, that all permits which the Company may require for future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with laws and regulations may result in orders being issued thereunder which may cause operations to cease or be curtailed or may require installation of additional equipment.Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be subject to fines or penal sanctions if convicted of an offense under such legislation.

Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company or prevent development of the Company’s mining properties.

The jurisdictions that the Company has operations in have environmental legislation that requires that the mining concessionaire to obtain the authorization from the applicable environmental authorities to initiate any exploration or exploitation activity.Environmental legislation in these jurisdictions imposes potential liability on owners and/or operators of mining facilities which release hazardous substances into the environment and are required to carry out their operations using methods and techniques not liable to cause damage to the environment or the land-owner.

The Company’s title to its properties may be disputed by third parties which could result in the loss of title to its properties

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended December 31, 2025. The qualification was included as a result of the Company having no current source of revenue, incurring losses since inception, and the need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company will require additional financing which could result in substantial dilution to existing shareholders

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein.Management anticipates being able to raise the necessary funds by means of equity financing.The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and no operational cash flow to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

The effects of a global pandemic, such as the COVID-19 outbreak, may have a negative effect on the Company’s operations and financial condition

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

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. Market demand for products incorporating resource commodities fluctuate from one business cycle to the next.The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer and President Paul Kuhn and Chief Financial Officer Winnie Wong.There is little possibility that this dependence will decrease in the near term.As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain officers and directors may have conflicts of interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.While the Company is engaged in the business of acquiring and exploring mineral properties, such associations may give rise to conflicts of interest from time to time.The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company has announced it will become a semi-annual reporting company

Under Coordinated Blanket Order 51-933, the Canadian Securities Administrators have launched a pilot program which permits eligible venture companies listed on the TSX Venture Exchange to shift from quarterly to semi-annual reporting. Under the program, issuers who elect to participate will no longer prepare and file quarterly financial reports for the first and third quarters, and instead will issue a semi-annual report for the first 6 months of the fiscal year, and its annual reporting requirements remain unchanged. Avrupa has announced that it will switch to a semi-annual reporting company effective for fiscal 2026. Because the Company will no longer issue quarterly reports for the first and third quarters, investors may have less timely information about the Company which may negatively affect their ability to evaluate the Company and its financial condition.

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

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. Three of the Company’s directors and officers are residents outside of the United States and all of the Company’s assets and its subsidiaries are located outside of the United States.Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".A penny stock generally includes any equity security that has a market price of less than US$5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.Information on the Company

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

The authorized share capital of the Company consists of an unlimited number of common shares. As of December 31, 2025, there were 76,074,754 common shares outstanding.

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

As of December 31, 2025, the Company has the following subsidiaries:

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
PorMining, Lda.	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
AVU Kosova LLC (1)	49%	Kosovo	Exploration
Akkerman Finland OY (1)	49%	Finland	Exploration

(1) This company is accounted for using the equity method.

Currently, the Company conducts mineral exploration in Portugal, Kosovo, and Finland.

History and Development of the Business

Avrupa was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the TSX Venture Exchange (the "Exchange") on September 2, 2008.

As a Capital Pool Company, the principal business of the Company was to identify and evaluate opportunities for the acquisition of an interest in an asset or business and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange.Until the completion of such a Qualifying Transaction (“QT”), as defined under Exchange Listing Policy 2.4, the Company did not carry on any business other than the identification and evaluation of assets or businesses in this connection.

The Company completed its QT on July 13, 2010 to acquire 90% of the issued and outstanding shares in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portuguese company (“MAEPA”) and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).The Company received the final approval from the Exchange for its QT and its common shares resumed trading under its current name and trading symbol “AVU” on the Exchange as of July 14, 2010. In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% by paying $150,000 cash and issuing 500,000 common shares. In August 2013, the Company acquired the remaining 7.5% of Innomatik to own 100% by issuing 450,000 common shares and paying €100,000.

The Company holds the rights to a mining license application for the Sesmarias project in Portugal within the Portuguese portion of the Iberian Pyrite Belt in the southern portion in the country. Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 4% net smelter royalty (“NSR”), payable to the government of Portugal.

In December 2021, the Company signed a binding letter agreement with Akkerman Exploration B.V., a Dutch holding company, to acquire a 100% interest in Akkerman Finland OY (“AFOy”). AFOy, at the time of the agreement, owned three mineral reservations in the past-producing and high prospective Vihanti-Pyhäsalmi VMS district in central Finland and a fourth reservation covering under-explored gold targets in a greenstone belt-hosted major shear zone.

In February 2022, the Company issued 3,800,000 common shares at a deemed price of $0.075 per share to settle outstanding debt of $285,000.

In May 2022, the Company’s Kosovo subsidiary was issued a new exploration license on the Slivova property by the Mining Bureau of Kosovo. In August 2022, the Company entered into an Option Agreement with Western Tethyan Resources on the project which was renamed the Slivova Project. Under the agreement, Western Tethyan can earn up to an 85% interest in the Project by funding €1,800,000 in exploration and development expenses over 3 years and then by making certain milestone and success payments in addition to completing an Environmental Impact Statement, a Feasibility Study, and completing a Mining License application. A definitive agreement was completed in May 2023.

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

In fiscal 2025, the Company’s joint-venture partner on the Alvalade Project informed Avrupa that it would be withdrawing from the project and returned its interest back to the Company which retains a 100% interest in the project, including the Sesmarias discovery. In July, the Company formally submitted a Mining Licence Application to the Portuguese Mining Bureau for the property covering the Sesmarias area. In Finland, the Company and its JV partner AFOy acquired 3 additional exploration licenses, including two acquired from Pyhäsalmi Mine Oy (“PMO”), the operator of the Pyhäsalmi Mine. The licenses are located in close proximity to the Pyhäsalmi copper and zinc mine, which began mining in 1969.

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

Mineral Properties

The Company currently has interests in 10 mineral exploration properties, including 1 property in Portugal, 1 property in Kosovo, and 8 mineral exploration permits in Finland. All of the Company's properties are currently at the exploration stage.

Finland
Lippikylä
Lehto (Cu-Zn)
Kangasjärvi (Cu-Zn)
Hallaperä (Cu-Zn)
Rauha (Cu-Zn)
Kolima (Zn-Cu)
KKS (Cu-Zn)
Yli-Ii (Au)
South Portugal
Sesmarias Mining License/
Application
(Cu-Zn)
Alvalade/Northern IPB District
Exploration (Cu-Zn)
Kosovo
Slivova (Au-Ag)

Portugal

The Company through its subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

Exploration licenses in Portugal typically have duration of 2+1+1+1 years. In addition, all licenses have a 4% NSR attached which may be negotiated downwards in certain instances.

The governing body for Portugal is the Direcao-Geral de Energia e Geologia (“DGEG”).Typically, from application to issuance of licenses, it takes anywhere from 6-12 months, depending on the government’s ability and efficiency to check the application area for competitive application bids, various liabilities (local or regional, political, and/or technical), and anything that might obstruct exploration progress.Often the wait for issuance depends on the prior activities and obligations of the responsible government officials, and the desire to make a public showing of the signing ceremony which advertises investment into Portugal.

Despite exploration properties located on sites with historical operations, the Company does not have any potential environmental liabilities associated with its Alvalade license.

Alvalade Project

The Alvalade project is located in southern Portugal in the Portuguese Pyrite Belt. The project consists of one exploration license and covers approximately 115 square kilometers. The Company currently has a 100% interest in the project.

Location and Access

The project is located on the Northwest extension of the Portuguese Pyrite Belt in the southwest portion of the country. The Alvalade project is easily accessed by both paved and unpaved roads.Regional two to four lane paved roads cross the license block east to west and north to south.Secondary and Tertiary roads form a network that allows access to much of the project area.A railroad line, which is used to transport copper and zinc concentrates from the Neves Corvo Mine to the port of Setubal passes through the Alvalade license.Several large towns, including Grandola, Ferreira do Alentejo, Castro Verde, and Aljustrel lie within or just outside of the borders of the license block.Electric power lines are ubiquitous, and a number of year-round rivers cross the license area, the main one being the Sado River.

As the Alvalade license block is considered to be a pure exploration play, there are no development types of facilities or plants at this time.The Company uses two warehouses for core storage and detailed review of the core, as well as for a small field office.

Regional and Property Geology

Rocks in the area include Devonian sediments, volcanic sediments, felsic sub-volcanic domes, and mafic diabase-like rocks form the package of target rocks in the area that potentially host copper- and zinc-bearing massive sulfide deposits.These are often covered by younger Carboniferous clastic sediments and turbidites.About 75% of the license block is covered by Tertiary sediments and/or Quaternary gravels.The Devonian target rocks, form a unit that is traceable from south of Lisbon, Portugal to near Seville, Spain, which is the Iberian Pyrite Belt (IPB).The IPB is host to many massive sulfide and stockwork sulfide deposits, which have a history of mining that dates back to Roman times.

The Alvalade project encompasses the Portuguese portion of the IPB that lies just north of the regional Messajana Fault.The giant Aljustrel massive sulfide body lies just to the south of the fault.Two formerly producing mines, Lousal and Caveira, lie within the property boundaries.Previous explorers have drilled upwards of 300 holes within the project area.However, many of the holes did not penetrate more than a few 10’s of meters into bedrock.The Company’s compilation and review of the geology and structure of the Alvalade license indicates the strong possibility of new interpretations for the stratigraphy and the structural framework of the region, allowing for potential discoveries in previously drilled parts of the property block.

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

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal Unipessoal Lda. (formerly Emisurmin Unipessoal Ltda. (“EUL”)), collectively known as “MATSA”, entered into an Earn-In Joint Venture Agreement (the “Agreement”) with respect to the Alvalade project.

Pursuant to the Agreement, PorMining Lda. (“PorMining”) was incorporated on December 17, 2019 to hold assets and develop mineral rights. EUL could earn up to an 85% interest in PorMining Lda. On March 27, 2020, MAEPA and EUL entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of PorMining into two portions, representing 51% and 49% of the company’s share capital, and sold the 51% portion to EUL for the nominal value of €510.

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

The effective date of the Transaction is the date that PorMining receives (received on June 15, 2021) the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction was comprised of the following phases:

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

Upon the completion of Phase I, Sandfire MATSA and PorMining continued with having MAEPA acting as the operator and PorMining continued paying the operator’s fee until December 31, 2024. In January 2025, SMP notified the Company that it intended to transfer its interests in the project back to the Company. In January 2025, MAEPA received the final operator’s fee of €8,333 ($13,151) (2024 - €100,000 ($148,180)) where the fund was included in reimbursements from optionee.

In February 2025, MATSA notified Avrupa that it would be withdrawing from the project and returning its interest back to the Company. Prior to SMP terminating the Agreement, as of December 31, 2024, Sandfire MATSA funded €5,221,000 towards Phase II – Second Option, but it did not complete this Phase II – Second Option earn-in and paid an additional amount of €159,900 to cover the final planned and wrap up costs for the Alvalade Project.

Exploration History

First-pass review of re-processed regional gravity and magnetics covering the Alvalade license led to the identification of up to ten target areas on the potential Alvalade JV property.The Company upgraded three of these areas – Aldeia dos Elvas, Monte da Bela Vista, and Azinheira dos Barros – and defined drill targets in all three areas.

On October 19, 2011, the Company announced that work completed to date included re-logging of an additional 31 historic drill holes, collection of approximately 250 more samples from the drill core, re-processing of regional gravity and magnetics data, first-pass selection of specific target areas, including the Azinheira dos Barros and Aldeia dos Elvas locations, detailed re-processing of gravity data for the Aldeia area, and 1:10,000-scale geologic mapping and rock chip sampling at Aldeia and Azinheira.Integration of geophysical data, geochemical data, and the results of recent surface work in these two districts suggests the potential for multiple drilling targets in both places.

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

In March 2013, the Company commenced the Phase 3 drill program. The program was planned for up to 10 drill holes totaling approximately 4,500 to 5,000 meters. Drilling was planned for several areas along the Neves Corvo and Aljustrel target trends, as the Company developed a total of 23 new, high-quality targets. The first part of the program targeted the Monte da Bela Vista area where Phase 1 and Phase 2 drill holes MBV01 and MBV02 intersected copper and gold vein mineralization, and around the formerly producing mines at Canal Caveira and Lousal.Drill results continue to show positive potential at Monte da Bela Vista. Drill hole MBV03 intersected several zones of stockwork quartz-sulfide mineralization, including a 65-meter-wide zone at a depth of 426 to 491 meters.

Phase 4 drilling commenced in January 2014. Massive sulfide mineralization was discovered in the second drill hole at the Sesmarias South target area, approximately 7 kilometers south of the past producing Lousal Mine. The area is covered by approximately 100 meters of cover sediment, which completely obscures the target rocks. The mineralized intercept in SES002 totals 16.85 meters.The intercept includes a zone of massive sulfide mineralization, then underlain by a zone of semi-massive sulfides and strong stockwork sulfide veining.There follows a narrow shear zone, which is, in turn, underlain by a further zone of strong alteration with anomalous disseminated and stockwork sulfide mineralization.The analytical results for the Massive and Semi-massive zones are included in the table below:

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

Drilling at the Alvalade project resumed on October 28, 2015 with funding by the new joint-venture partner Colt Resources.In the new phase of drilling, the partners planned to drill 5,000 to 6,000 meters, mostly in the immediate area of the Sesmarias copper-zinc discovery.

On February 3, 2016, the Company announced results from the drilling. Analytical results from four diamond drill holes completed in late 2015 in the area of previously-drilled SES010 (58 meters @ 0.32% Cu, 0.61% Pb, 1.95% Zn, 0.45 g/t Au, 25 g/t Ag) confirm and extend the massive sulfide lens to a present length of 300 meters with a 35–40-meter thickness.The lens is open to the northwest and down dip to the northeast.Following are the results from this drilling.

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

•SES028 intercepted the edge of a significant feeder zone stockwork beneath the “8” Lens.Assays indicated anomalous gold, silver, copper, lead, and zinc throughout the entire length of the stockwork from 373.40 meters to 460.80 meters in depth, beneath the 8 Lens.

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

•Each hole drilled in this exploration phase of the Project has enhanced the revamping of the exploration model.Combined with strong assay results in SES026, in particular, the information will be used in the next drill targeting exercise for this large area.

SES026 intercepted 28.95 meters of massive sulfide mineralization grading 0.48% copper and 0.77 g/t gold, extending the “10” massive sulfide lens to at least 600 meters in strike length.The top seven meters of the intercept contained higher grade silver, copper, lead, and zinc, followed by a nine-meter interval of 1.09 g/t gold, as shown in the table below. The hole was collared on a geophysical anomaly which extends a further 150 meters beyond the SES026 location.At this time, the estimated average dimensions of the 10 Lens are 600 meters long x 300 meters wide x 25 meters thick.The mineralization is open to the east boundary fault and to the west intersection of the Devonian host rocks and the Tertiary gravels.The lens appears to be cut by post-mineral dikes to the north and remains open to the south, though faulting may truncate the lens about 100 meters south of SES021.

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

SES028 hit 87.40 meters of stockwork quartz-iron sulfide veining that marks the possible edge of a feeder zone for the previously discovered “8” Lens.Assays indicated anomalous gold, silver, copper, lead, and zinc throughout the entire length of the stockwork from 373.40 meters to 460.80 meters in depth, beneath the 8 Lens. Examples of variable intervals of anomalism include:

From (m)	To (m)	Total (m)	Au (ppm)	Ag (ppm)	Cu (ppm)	Pb (%)	Zn (%)

373.40	399.95	26.55				0.09
373.40	405.65	32.25					0.3
379.20	387.60	8.40	0.26
393.40	398.30	4.90	0.28
444.30	460.80	16.50		8.8		0.24	0.44
447.30	460.80	13.50			0.18

SES026, SES027, and SES029 intersected a horizon of stockwork quartz-sulfide veining located 20-40 meters above the “10” lens.While mostly iron sulfides, the location of the horizon suggests potential for another possible mineral layer in the Sesmarias massive sulfide system.

The Company also provided assay results for drill hole SES003 which was drilled on the Alvalade Project in 2014, but not analyzed until 2019 due to its general proximity and similar visible characteristics to drill hole SES002. The SES003 assays were completed now in order to be added into Avrupa’s 3D model of the “2” Lens.Hole SES002 is the Sesmarias “2” Lens discovery hole, and its assay results are also shown below.SES003 added approximately 18 meters of dip length to the “2” Lens, as calculated in 2014.Results from SES003 are comparable to those from SES002, as shown in the tables below.

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

To date, Avrupa has drilled seven closely-spaced, shallow core holes in the area of SES002 and SES003 to determine possible extent of the “2” Lens. Avrupa also conducted several types of downhole and surface geophysical surveys.Intercepts of broken massive sulfide mineralization in SES005, SES006, and SES007, along with results from the geophysical work, and review of the actual core material in all of the holes suggested that mineralization comprising the “2” Lens occurred in a fault zone (now understood as the eastern boundary fault described in the news releases of February 11, 2019 and March 11, 2019).The interpretations from the 2014 drilling program suggested that the possible extents of the “2” Lens were on the order of 100-125 meters dip x 50-75 meters strike, and 5-10 meters thickness, as demonstrated in the following cross section and map view of the mineralization.

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

In October 2020, the Company announced that the Company would start a 7,000- to 8,000-meter diamond drilling program at the Alvalade Project. The program would test the Sesmarias copper-zinc massive sulfide discovery along strike to both the north and south, as well as the Monte da Bela Vista stockwork zone, located approximately nine kilometers north of Sesmarias. The Company would also drill at a number of other attractive massive sulfide targets around the 115-square kilometer license during the early stages of the program.

The Alvalade Experimental Exploitation license covers at least five target basin areas, each with numerous potential drill target setup locations. Sesmarias has seen the most recent work due to Avrupa’s copper- and zinc-bearing massive sulfide discovery in 2014. Other areas, including Monte da Bela Vista, Lousal, and Caveira. still need first-and second-pass, discovery-oriented drilling. An airborne electromagnetic survey to be conducted late in calendar

2020 will cover the license from the Caveira Mine in the north to the south end of the Sesmarias zone. Results of this survey will assist in delineating further massive sulfide targets in this area.

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

The Company previously acquired a large amount of data for the Lousal Mine which was digitized, but not fully compiled. During 2018, the Company performed a basic review of the data, including a partial collection of annual mine production reports from 1900 to 1988. The reports suggested that miners extracted upwards of 15-20 million metric tonnes of copper-zinc-iron- bearing massive sulfide material from a number of lenses in the Lousal Mine.

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

Section 350 S demonstrates the position of massive sulfide mineralization in a district-scale fold system at Sesmarias North.The massive sulfide body is heavily folded, itself, making it difficult to accurately estimate original true thickness of the beds, though best thinking puts it at 30-40 meters.

The geological section shows that mineralization can be divided into massive sulfides on the east limb of the main syncline and stockwork to semi-massive sulfides on the west limb of the main syncline.From detailed review of all core at Sesmarias North, it is apparent that the east limb mineralization in SES21-044 is the continuation of mineralization previously intersected in SES21-039, while the west limb mineralization is the continuation of mineralization seen in SES21-040. It is suspected that “two-limb” mineralization continues to the north, and that further drilling will demonstrate the position of such base metal mineralization.The massive sulfide mineralization is believed to remain open to the south towards the previously-discovered mineralization in the Sesmarias Central and South sectors (the “10” Lens).Further work is planned in the Central sector to follow up “2” Lens mineralization, which appears to be separate from the “10” Lens.

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

First-pass, ground follow-up suggests that the anomalism follows the main mineral trend on the Alvalade license, and that the anomalism is hosted by the same (or similar) volcano-sedimentary sequence (VS) rocks that host mineralization at Sesmarias, Lousal, and Monte da Bela Vista. The follow-up work will include mapping, rock chip sampling and grid soil sampling over the initial target areas, followed by work in the enhanced target areas presently being developed through the data re-processing procedures. We anticipate this work to be followed by scout drilling with a second drill rig.

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

In September 15, 2022, Phase 9 of drilling began on the Alvalade Project. This new drilling initially targeted anomalies located between the historic Lousal and Caveira Mines, over a strike length of approximately 11 kilometers.The first drill hole targeted potential mineralization located 300-400 meters northwest of the last reported mineralization in the Lousal Mine. Previous, wide-spaced drilling by Avrupa demonstrated the presence of robust massive sulfide mineralization over a further strike length of +1,200 meters through the central and southern sectors at Sesmarias.

CAVEIRA SOUTH
CASAS NOVAS
INC22-001
BOICA
AZINHEIRA NORTH
RAI22-001
AZINHEIRA DOS BARROS E S. MAMEDE DO SADÃO
AZINHEIRA
CURRENT PHASE DRILL HOLE
HISTORIC DRILL HOLE
MONTE DA BELA VISTA
LOUSAL NW
MBV-04
LNW22-002
LNW23-003
MBV-05
LNW22-001
LOUSAL MINE
Minas do Lousal
ALVALADE JV TARGET AREAS
0
857.2
meters
N

Location map for Phase 9 drilling locations

On March 3, 2023, the Company provided an update on progress at the Alvalade Project. The Company completed four exploration holes, totaling 2,693 meters, in this phase of drilling.The first two holes tested possible NW strike extension of the Lousal massive sulfide deposit (LNW22-001) and electromagnetic anomalism on a parallel trend to Lousal mineralization (LNW22-002).The third hole targeted a strong geophysical anomaly in mineral-host black shales, located about 4 kilometers further north of the Lousal NW holes (RAI22-001).The fourth hole tested another geophysical anomaly in the Casas Novas target sector, two kilometers south of the Caveira Mine area (INC22-001).All four holes cut through weakly mineralized, strongly folded and faulted, target black shales.Geochemical results from sampling of the first three holes suggested proximity to potential massive sulfide systems, particularly in the two Lousal NW drill holes.

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

Six additional holes were drilled in the Sesmarias Central and South Zones as the JV geological team aimed deeper to 400 meters depth to attempt to locate further high-grade mineralization. Previous JV drilling demonstrated the potential for significant thicknesses of massive sulfide mineralization, and the Company recognized the potential for higher grade mineralization as it moved south towards the Central Zone, perhaps the center of the mineral system.The Company now recognizes that the SES002 lens could be part of the new discovery lens, separated by faulting.

The following diagram shows the extent of drilling in the Sesmarias North and Central Zones from SES019 northwest to SES21-036 as shown in the general schematic section.The six recently-completed drill holes are highlighted in red.

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

Hole SES23-047 intercepted at least part of the eastern limb of the target mineralized syncline, and possibly part of the hinge of the syncline.Further drilling is clearly necessary to search for both extension and shape of the mineral body.

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

SES23-049 did not cut significant mineralization, as the hole crossed too high in the Sesmarias synform, much like SES23-041, drilled in 2021.Fragments of massive sulfide mineralization are present in the major thrust fault that bounds and cuts the eastern, overturned limb of the Sesmarias synform

Drillhole	Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-049	no significant results
	0.70	332.55	333.25	0.29	0.19	0.32	anom.	anom.

SES23-050 did not intersect any significant visible mineralization, as the hole crossed beneath the Sesmarias synform.It did cross the eastern limb fault containing abundant disseminated and fragmented pyrite.

Drillhole	Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-050	samples in lab -- no significant results expected, though crossed faulted east limb at 397.50 to 398.70 meters, below hinge zone

SES23-051 crossed 30.7 meters of zinc-rich stockwork sulfide mineralization beneath the hinge zone.This included an intercept of 9 meters of semi-massive to massive sulfide mineralization and a further zone of 8 meters of semi-massive sulfides, followed by another 11.7 meters of stockwork sulfide mineralization.

Drillhole		Interval	From	To	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
SES23-051		9.00	456.80	465.80	anom.	0.99	2.35	11.7	anom.
	and	8.00	467.80	475.80	anom.	3.04	3.47	50.7	wk anom.
	strong stkwk	19.00	456.80	475.80	---	1.77	2.61	27.3	---
	total stkwk	30.70	456.80	487.50	---	1.18	1.88	17.8	---
	remainder of samples in lab -- no significant results expected, below hinge zone

SES23-052 crossed the western, upright limb of the Sesmarias synform in the Sesmarias South area.This is the first deeper intersection of the western limb in the Central and South zones at Sesmarias.The intersect included 28.4 meters of variable sulfide mineralization from stockwork to massive mineralization.

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

Current and Anticipated Exploration

Drilling in 2023 totaled 6,530 meters in 14 holes.Two holes were drilled at Caveira South, one at Casas Novas, four in the Lousal Northwest area, one at Brejo, and six in the Sesmarias massive sulfide VMS deposit area.

The highlight of the 2023 drilling program was the re-discovery of the high-grade copper-zinc-lead-silver mineralization at Sesmarias in SES23-047. Follow-up drilling at Sesmarias confirmed potential for more high-grade massive sulfide and stockwork mineralization in the Central Zone at Sesmarias. The success of the Sesmarias drilling underlies potential for the next phase of drilling there, tentatively commencing in Q2 of 2024.This phase will be aimed at defining the high-grade mineralization located in/around the hinge of the Sesmarias Syncline, particularly along strike between the 250 South and 800 South section lines.Plans for the next phase are underway.

To enhance targeting at Sesmarias, The Company performed an IP-Resistivity survey at the end of 2023. The 6-line, 2100-meter-long IP-Resistivity survey covered the North and Central Zones and the Brejo target area just north of Sesmarias.The survey may assist in identification of stockwork sulfide mineralization in proximity to massive sulfides.

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

In 2024, an eight-hole diamond drill program was conducted in the Central Zone at Sesmarias, totaling 4,828.4 meters. This program is designed to upgrade and enhance the body of higher grade, hinge zone, copper-zinc mineralization intersected in previous holes drilled in 2021 and during the 2023 drill program. Highlights of the new 2024 drilling include:

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

SES24-054 crossed the targeted hinge zone at a depth of around 400 meters. SES24-053 and SES24-055 passed over the hinge zone and cut into the west limb of the Sesmarias synform. SES24-059 passed through the east limb of the synform and into the hinge zone.SES24-057 passed under the hinge zone through weak stockwork sulfide mineralization.Both SES24-058 and SES24-060 passed close under the synform through weak to moderate stockwork and replacement sulfide mineralization, but neither hole was sampled.Hole SES24-056/056A passed well under the hinge zone and was not mineralized.

MATSA provided notice to the Company in February 2025, that it intended to withdraw from the joint-venture. The partners finalized their current work on the project before MATSA transferred its interest back to MAEPA Lda., Avrupa’s 100%-owned subsidiary in Portugal, which was completed by April 1st.

The Company believes the project contains significant potential. On July 9, 2025, the Company announced that it formally submitted a Mining License Application (“MLA”), along with all necessary documentation, covering its 100%-owned Sesmarias copper-zinc VMS project located in the northern portion of the Iberian Pyrite Belt (“IPB”) of Portugal. The Portuguese Mining Bureau, Direção-Geral de Energia e Geologia (“DGEG”), will now take the necessary time to review the submitted documentation, and may request further clarifications and/or additional documentation before a decision on granting the license is made. The Company is actively seeking a new joint-venture partner for the project.

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

•Stage 5: Avrupa participates in mine construction or dilutes its interest to a 1% NSR.

On March 2, 2023, the Company reported that WTR completed its detailed due diligence study of the Slivova Gold Deposit and elected to continue with Stage 1 of the earn-in joint venture program at Slivova. In May 2023, the Company and WTR completed the definitive option agreement on the project.

During the 6-month due diligence period, WTR developed a small mine concept for the Slivova Project, studying “feasible access, mining, processing, and tailings management options”.At this level of investigation, WTR found that the Project demonstrates “potential for low initial capex, moderate operating costs, and attractive NPV and IRR in the context of the low initial capex and the current estimated mine life”. As a result of these studies, WTR is initiating a Preliminary Economic Assessment and Scoping Study for the Slivova Project, and that they engaged UK-based consultants Bara Consulting UK and Knight Piesold to perform the study.

During 2023, WTR completed an updated Mineral Resource Estimate and a positive, independent Preliminary Economic Assessment on the small-mine concept. The PEA contemplates a combined open-pit and underground mining operation with gold recovery by Carbon-in-Leach method. WTR also performed exploration rock and soil sampling around the license to help identify satellite deposits.

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

In early 2025, WTR completed a 3-hole drill program totally 786.4 meters. This drilling tested for further down-plunge extension of gold-silver mineralization in the main gossan zone and at the Dzemajl satellite deposit, located about 800 meters southwest of the main zone. With the completion of this drill program, WTR has met the requirements of the Phase 1 of the earn-in work program by fully spending the required €800,000, and now holds 51% of the Project. WTR may now increase its holding to 75% in AVU Kosova in two further phases over the next three years by making additional exploration expenditures totaling €1 million, completing an Environmental Impact Study (“EIS”) and a Feasibility Study (“FS”) for the Project, and by making the required mining license application to the Kosovo mining authorities.

While the ownership change in AVUK was registered properly, in accordance with Kosovo Mining Law regulations, and in a timely manner at the Kosovo Mining Bureau (“ICMM”), unforeseen delays in the approval of this formal registration resulted in the lapse of the Slivova exploration license at the end of business on May 16, 2025. To cover the expiration of the license, ICMM legal department informally indicated that AVUK should re-apply for the exact same Slivova area at the start of business on May 19, 2025. On behalf of AVUK, WTR legal representation agreed to the informal recommendation, and the application for the new Slivova license was successfully completed and registered in the ICMM system. Application for exploration areas is registered at ICMM on a “first come-first served” basis, thus continuity of tenure was secured for the Slivova Project.

While waiting for the completion of the processing of the application, WTR continued to plan for executing the technical work on the Slivova Project to advance it to the feasibility stage. On February 2, 2026, the Company announced that work at Slivova is currently on hold until the exploration license can be re-issued by the ICMM. With a new majority government recently elected in the country, the Company expects a return to proper licensing activity by ICMM in the near future. Once the license is re-issued, the Company will work with partner WTR to resume normal exploration and development activity at Slivova.

Finland

In December 2021, the Company signed a binding letter agreement (the “Letter Agreement”) with Dutch holding company, Akkerman Exploration B.V. (“AEbv), to acquire 100% ownership of Akkerman Finland OY (“AFOy”).Finnish-registered AFOy owns three mineral reservations in the past-producing and highly prospective Vihanti-Pyhäsalmi VMS district in central Finland, and a gold exploration property located in the Oijärvi Greenstone Belt in north-central Finland.

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

The Company will review data and drill core from the historic operations which cover each of the project areas, and will engage a qualified professional geologist to complete a technical report on the projects as part of its due diligence process.During the period between Stage One and Stage Two, the Company and AEbv will form a Technical Committee comprised of one representative from each party will oversee the work programs.AFOy’s majority shareholder will have the deciding vote during the initial earn-in period. The Company will be the operator for all work conducted on the properties.

The projects will be upgraded from a “reservation” to “licenses” as the first step of the exploration program.Once license areas are defined and the application process is underway, Avrupa will oversee detailed systematic data compilation and review, historic drill core review, basic surface geochemical exploration, and new drill targeting in preparation for drilling when the license applications are approved.

Projects

Initially there were four projects in the program:  Kangasjärvi, Kolima, Säviä copper-zinc reservations in the Pyhäsalmi Mining District, and the Yli-li gold reservation in an under-explored greenstone belt located to the north of the Pyhäsalmi area.Initial work and review led to the dropping of the Säviä reservation due to problematic land access and difficult access to known mineralization.AFOy moved the other three reservations to permit application level, and the Finnish mining bureau, Tukes, granted permits for Kangasjärvi and Kolima.However, several objections were tabled, as allowed by Finnish law, and the Kolima permit was sent to the administrative court. Consequently, AFOy and Avrupa decided to temporarily suspend exploration work at Kolima until the outcome of the court proceedings is established.

The Yli-li application is in process at Tukes.Subsequently, AFOy acquired an exploration permit called Hallaperä covering known massive sulfide mineralization, and a fifth exploration permit through the Finnish permit process covering the Rauhala massive sulfide prospect.

In 2025, the Company and its JV partner AFOy acquired additional licenses, including two exploration licenses from Pyhäsalmi Mine Oy (“PMO”), the operator of the Pyhäsalmi Mine. The Komunneva and Lehto exploration permits are located in close proximity to the Pyhäsalmi copper and zinc mine.

AKKERMAN EXPLORATION BV

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

Based on known mineralization in historic drill holes, the Company selected a suite of drill holes to detail re-log and sample.Most important goals include:  1) attempt to determine a mineral/geochemical vector towards proximal-style massive sulfide mineralization; 2) establish a more detailed recognition of strength and breadth of the known distal-style massive sulfide mineralization; and 3) determine potential to extend the Kärna mineralization to the southeast, 3.5 kilometers along strike towards the Target 1 geophysical conductor.

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

The Company contracted with the Finland Geological Survey (GTK) to re-log and sample four representative, historic drill holes from the Kolima exploration projects carried out from the mid-1950’s to the early-1980’s by GTK.Re-logging of the four drillholes, totaling 743.55 meters and situated along a 2-kilometer strike length, indicated that predominantly disseminated zinc mineralization was present, for the most part, through long intervals of mixed volcanic and sedimentary rocks that form the core of the district-scale Kärnä Anticline.Holes that were started further to the west in the west limb of the anticline tended to have thicker zones of zinc mineralization, while the southeasternmost hole, collared at the edge of the east limb of the anticline, contained the least amount of target volcano-sedimentary rocks, and thus little zinc mineralization.

In addition to intervals of disseminated sulfides, detailed logging also revealed the presence of several thin beds of semi-massive to massive sphalerite, zinc sulfide, up to one meter thick, in two of the holes, again suggesting that the representative drilling cut distal deposition portions of a VMS system. Typical VMS pathfinder elements, including iron, manganese, antimony, arsenic, molybdenum, and locally tin, showed anomalous results.VMS metals themselves, copper, lead, and silver, were also present locally anomalous levels in the sampled core.Following are the zinc results of interest in the holes, from north to south:

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

Strongly anomalous zones of disseminated to weakly bedded sulfide mineralization in mixed tuffs, sediments, and mafic porphyry rocks within a total intercept of disseminated zinc mineralization beginning at a depth of 175 meters and continuing to 281.9 meters.Values range from 100's of ppm zinc to more than 1% over 1 to 4 meters thickness.

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

It is encouraging to observe the widespread, disseminated to thin-layered zinc mineralization in mixed volcanics and sedimentary rocks suggesting a distal VMS facies depositional environment.Indicator element anomalism, including iron, manganese, antimony, arsenic, molybdenum, and locally tin, also suggest distal facies VMS mineralization.Locally anomalous values of silver (up to 41.2 g/t over one meter), copper, and lead (up to 0.39% over four meters) further support the possibility of nearby VMS mineralization.

Results of the work to date were positive, and detailed review of all information vectors to the possible presence of a base metal-rich massive sulfide system at Kolima.

•Best potential lays along the west limb of the Kärnä anticline, particularly to the south of historic drilling in the area of SkyTEM Anomaly #1 (located within red oval in Figure 5).

•Further potential lays in the northern sector around and southeast of SkyTEM Anomaly #3 from drill collars to be located to the west of historic drilling and aimed beneath the old holes (located within yellow oval in Figure 5).

•Combination of all results suggests the possibility of a strong VMS system within a general target zone of five kilometers along the Kärnä Anticline.

•At this point, regional geophysics may indicate further potential of favorable stratigraphy located to the northeast of SkyTEM Anomaly #1 between the east limb of the Kärnä Anticline and village of Kolima.There was no known historic drilling in this area.

The Company submitted an application for an Exploration Permit on January 24, 2022. In May 2023, the Kolima application was approved by Finland’s mineral exploration licensing authority, but three appeals were filed. Those appeals must be reviewed before an exploration license can be granted. As part of the administrative process for the appeals, the Company recently responded to additional questions regarding environmental cleanup for drilling programs, and those answers were submitted to the licensing authority and the Court. AFOy and the Company decided to suspend exploration work at Kolima until the administrative process was resolved.

The Kangasjärvi Property

The 203 km2 reservation covers the Kangasjärvi deposit, a satellite deposit of the Pyhäsalmi mine, located about 25 kilometers to the north of the site.The massive sulfide was exposed at the surface, and Outokumpu mined 1-9% zinc material from the Kangasjärvi open pit in 1984-85 down to <100 meters from the surface.Exploration drilling by Outokumpu intersected massive sulfides down to 250 meters depth beneath the pit, but did not attempt deeper drilling, leaving the deposit open at depth, as well as along strike.

In 1983, GTK estimated a small historic resource in two separate lenses.Records in 1987 indicate that Outokumpu mined about 86,000 tonnes of 5.12% zinc.There is also reported anomalous copper, silver, and gold in the deposits. In addition to the Kangasjärvi deposit, there are at least three other mineral occurrences within the reservation area.Little work of any sort has been completed anywhere on the reservation for at least 20 years, even though there are historic drill holes throughout the district.

AFOy has completed a 92 line-kilometer helicopter-supported SkyTEM geophysical work over known significant areas within Kangasjärvi. In March 2022, the Company announced that it would work to advance the Kangasjärvi reservation to an exploration license application. The application area would cover the past producing Kangasjärvi zinc mine and apparent extension targets, as well as other potential prospects identified during the SkyTEM geophysical survey. In order to advance the exploration license application process, field work on the Kangasjärvi Reservation began in April 2022.

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

Basic exploration work, continued review of historic core and geophysical data, and modeling of SkyTEM data from the Kangasjärvi license suggest an outstanding un-drilled target close to the old Kangasjärvi Mine.The area is structurally complex, but the Company expected that selective re-logging and sampling of available core, along with compilation and re-interpretation of all acquired data, would generate new, potential mineral target areas beyond the mine.

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

Both parties have agreed to collaborate in the ongoing exploration around the renowned Pyhäsalmi massive sulfide deposit. The search is aimed at potential ore extensions and satellite deposits. The agreement allows for AFOy to undertake generative exploration work within the permit boundaries, and if successful, potentially turn to PMO for partnering at later stages of exploration and development of a new mineral body. These two permits are located directly east of the Mining Concession and cover the presumed lateral extension of the mineral horizon over several kilometers. AFOy combined the two permit applications into one, the Greater Lehto permit application, and re-submitted the request to the Finnish mining bureau.

Work will initially rely on the enormous database generated during decades of earlier studies, challenged by the structural complexity and large depth extent of the mineralization system (>1.5km). Despite the large amount of drilling to date, there are still a number of untested, prospective targets. These targets remain relevant, as the mining operation at Pyhäsalmi has not yet reached the end of its operating lifetime. Pyhäsalmi Mine Oy (“PMO”) continues to process pyrite-rich waste for use in the fertilizer business and advance the process of shuttering the mine. PMO previously studied these permit areas as part of its Near-Mine exploration program involving multiple geophysical surveys and drilling. Results to date confirm presence of intense alteration and mineralization along the interpreted lateral extension of the mineral horizon. Historic scout drilling cut anomalous zinc, copper and precious metals’ values in 16 of the 46 holes drilled. AFOy initiated re-analysis of all historic data and information made available as part of the tenement transfers.

In August 2025, AFOy acquired a second exploration permit located adjacent to the Pyhäsalmi Mine from Inmet Finland Oy (“IFO”), a 100%-owned subsidiary of First Quantum Minerals (“FQM”) and parent company of Pyhäsalmi Mine Oy (“PMO”). The new Lippikylä exploration permit covers 2.4 square kilometers, and is located just south of the Pyhäsalmi Mine within sight of the mine’s headframe. The cost to acquire the permit was nominal with a 2% NSR to PMO.

IFO acquired the license in Q4 2024 to follow-up untested gravity anomalies discovered during an extensive internal review of all historic exploration data by company geologists. IFO tested one of the gravity anomalies during Q1 2025 with a single 500-meter drill hole. The drill hole cut two mineralized horizons of intensely altered felsic volcanics with anomalous zinc and copper content in an area which had been previously believed to contain sterile mafic volcanics that overlie the Pyhäsalmi deposit. The source of the gravity anomaly remains unclear, and the results point to increased possibility for a blind satellite deposit(s) in the Lippikylä area.

After consolidation and review of the historic data, AFOy will plan for follow-up drilling on Pyhäsalmi and Lehto permits. The two property acquisitions included all available historic data related to the exploration permits. Review of the data, along with discussion between AFOy and FQM/PMO, suggests at least five drill-ready targets, two on the Lehto property and three on the Lippikylä permit. Details of program will be based on consideration of the data, drill core observations, discussions with PMO, and overall internal AFOy interpretations.

The KKS Property

AFOy acquired the KKS property through the application process in October 2025. KKS totals 18.6 square kilometers in the prolific Vihanti-Pyhäsalmi VMS District of Central Finland and covers three historic VMS prospects: Kurpas, Kaskela and Sirviö.

Outokumpu discovered mineralization at the Kurpas location in the early 1960’s. Outokumpu explored the prospect intermittently through the end of the 1980’s. Limited drilling to 150 meters depth outlined several lenses of massive sulfide mineralization along a strike length of 700 meters of strongly altered, typical volcano-sedimentary host rocks. No further work is known to have been conducted since that time. At Kaskela, Outokumpu discovered mineralization beneath an airborne EM anomaly in 1985. They discovered two massive sulfide lenses, along a strike length of 1.2 kilometers within a 5-km strike length of potentially mineralized volcano-sedimentary host rocks. Limited drilling to a vertical depth of 100 meters outlined the zones of mineralization. Outokumpu returned several times in the early 1990’s before dropping the prospect. Belvedere Resources claimed the area in 2000 and worked intermittently between 2000 and 2002 before leaving the area. No further work is known since that time. The Geological Survey of Finland (GTK) reviewed the area intermittently from 1970 to 2001. Outokumpu discovered shallow copper-zinc mineralization in 1986 at Kaskela and in 1989 at Kurpas in volcanogenic massive sulfide layers extending over several 100’s of meters at the prospects. Limited shallow drilling returned up to 2.4% copper and 8.8% zinc across narrow intercepts.

Follow-up exploration by Outokumpu Oy and Belvedere Resources Ltd., aimed at potential extensions of the mineralization, did not yield hoped-for results. Both companies discontinued exploration work in the area by 2005, and as a result, no further work has been attempted over the past 20 years. Importantly, as in much of the Vihanti-Pyhäsalmi District, there has been no exploration at all in the deeper parts (> 200 meters) of the prospective volcano-sedimentary sequence around KKS, except for the deep success at Pyhäsalmi, itself. AFOy plans to screen the depth potential with geophysical tools including airborne deep-EM and detailed magnetics.

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

The Rauha License

The Finnish mining bureau recently awarded an exploration permit to AFOy for another license covering a massive sulfide deposit near the historic Vihanti Mine.The Rauhala deposit was discovered in 1985 by the Finnish Geological Survey (GTK), and later worked by Outokumpu Oy.It measures nearly 600 meters long and 350 meters wide and averages about 2 meters thick, as presently known.Virtually no work on the deposit has been completed in the past 20-25 years prior to the acquisition by AFOy.

The Rauhala deposit is a small, high-grade, sediment-hosted massive sulfide deposit located southwest of the historic Vihanti Mine in Central Finland.The Geological Survey of Finland discovered the deposit in 1985 and outlined mineralization with 61 drill holes.The mining company Outokumpu Oy took over the project in 1987, drilled nine more infill holes and in 1988 reported an initial in-house geological resource of 880,500 mt @ 1.6% copper, 6.1% zinc, 1% lead, 0,5 g/t gold, and 49 g/t silver. The Company has not confirmed these estimates, and is not considering it as a current resource estimate.

Outokumpu continued detailed studies for another six years, completing 22 more drill holes, metallurgical tests, and underground mine design works. Outokumpu did not evaluate the possibility of initial open pit mining, nor was work directed to the possibility of significant gold mineralization in the deposit.The government granted a mining concession to Outokumpu in 1992, but the company did not do any further work at the Rauhala deposit.

AFOy acquired the Rauhala deposit mineral rights in 2023 after a moratorium of the mining concession area expired.In November 2024, AFOy acquired further rights covering potential mineral extensions around the deposit from Pyhäsalmi Mine Oy.AFOy followed this by retrieving, compiling, and analyzing all historic data covering the deposit, including information and geochemical analyses for all 92 drill holes and 2,380 assays from the core samples.Compilation of the data produced the following conclusions:

•The deposit is a tabular layer of massive and disseminated sulfides containing base and precious metals.

•Mineralization is sediment-hosted. There are no associated volcanic units.

•Thickness of the layer varies from 0.5 meters to 12 meters, with an average of 3.6 meters.

•The mineral horizon sub-outcrops below a thin layer of till (which ranges to 20 meters thick), and dips 30°.

•So far, 81 of the 92 holes drilled define an area of 300 meters x 600 meters, drilled to a depth of 210 meters below the surface.

•The main questions remain whether the deposit extends beyond the area studied by Outokumpu, both laterally and at depth, and whether there is a mineralized feeder zone below the deposit.

Avrupa and AEbv would develop a work plan that will include further geophysical studies and follow-up drilling to attempt to expand the volume of the mineralized zone. Work will concentrate on lateral and down-dip expansion potential of the known lens, exploration for possible feeder zone, review of the gold potential in and around the deposit, and the possibility of further lenses of mineralization around the permit area. The project is open for joint venture opportunities.

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

Item 5.Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.37 on December 31, 2025.

The Company has since inception financed its activities through the issuance of equity.The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Set out below is the operating and financial review for the financial years ended December 31, 2025, 2024 and 2023

Operating Results

Year ended December 31, 2025 vs. year ended December 31, 2024

During fiscal 2025, the Company’s joint-venture partner on the Alvalade Project returned its interest back to the Company which retains a 100% interest in the project, including the Sesmarias discovery. In July, the Company formally submitted a Mining Licence Application to the Portuguese Mining Bureau for the property covering the Sesmarias area. In Finland, the Company and its JV partner AFOy acquired 3 additional exploration licenses, including two acquired from Pyhäsalmi Mine Oy (“PMO”), the operator of the Pyhäsalmi Mine.

The comprehensive loss for the year ended December 31, 2025 was ($280,984), or ($0.00) per share, compared to a comprehensive loss of ($44,225), or ($0.00) per share, for the year ended December 31, 2024. Mineral exploration expenses were $279,349 (Year ended December 31, 2024 - $61,616), and reimbursement from optionees was $71,740 (2023 - $448,031).

General administrative expense was flat at $391,554 compared to expenses of $392,621 in 2024. Expenses included consulting fees, wages and benefits of $182,297 (2024 - $192,547) and professional fees of $97,944 (2024 - $107,035). Rent was $11,400 (2024 - $11,622) and office and administrative fees rose to $17,128 from $15,828. Investor relations declined to $36,630 from $51,798, and travel increased to $24,613 from $15,972. Listing and filing fees increased to $14,621 from $7,441 and transfer agent fees rose to $6,921 from $6,005.

Other items include foreign exchange loss of $67 (2024 - $172), and loss on investment in Akkerman Finland OY of $68,531 (2023 - $40,257) as its share of the operating loss of AFOy. The Company also had a loss of $6,967 on the derecognition of a former subsidiary in Kosovo and a gain of $399,712 on the acquisition of PorMining.Exchange differences arising on the translation of foreign subsidiaries was a loss of $5,968 (2023 – gain of $2,405).

During the year ended December 31, 2024, the Company expensed exploration costs of $279,349 was entirely expended on Alvalade in Portugal.

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

Excluding the non-cash bad debt expenses of $12,934 (2022 - $Nil), depreciation of $1,775 (2022 - $1,923), and share-based payments related to the issuance of stock options of $Nil (2022 - $98,123), the Company’s general and administrative expenses totaled $423,747 during the year ended December 31, 2023 (2022 - $517,021), which is a decrease of $93,274 from the prior year.

Significant declines occurred in investor relations, which decreased to $52,615 from $109,270, professional fees, which fell to $133,099 from $175,500, listing and filing fees, which fell to $8,925 from $14,881, and transfer agent fees, which declined to $4,786 from $13,971. These decreases are largely attributable to fewer issuances of common shares in the current year. Increases occurred in consulting fees, wages and benefits, which rose to $180,854 from $165,955, office and administrative fees, which increased to $21,092 from $15,676, and transfer agent fees, which declined to $4,786 from $13,971.

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

Liquidity and Capital Resources

As at December 31, 2025, the Company had working capital of $316,969 (December 31, 2024 – $76,740).With respect to working capital, the Company had cash of $493,359 (December 31, 2023 - $141,011). The increase in cash was due to the completion of a private placement of common shares in fiscal 2025 which was largely offset by expenditures on property exploration and administrative expenses.

During the year ended December 31, 2025, the Company completed a non-brokered private placement by issuing 11,400,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $570,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.075 per common share until December 29, 2028. The Company incurred share issue costs in the amount of $26,977 in connection with the financing. During the year ended December 31, 2024, the Company issued 10,000,000 common shares. The Company completed the private placement of 10,000,000 common stock units at a price of $0.035 per unit. Each unit consisted of one common share and one non-transferable common share warrant, with each warrant exercisable into one common share at a price of $0.10 until September 5, 2027. Share issue costs of $38,887 were incurred in connection with the placement. During the year ended December 31, 2023, the Company issued no common shares.

As of December 31, 2025, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans and is not subject to any debt covenants. The Company issues stock in private placements, option payments from joint venture partners, direct funding by joint venture for the exploration of the Company’s properties, and the exercise of warrants, finders’ warrants, and options. The Company believes that sufficient funding from warrants, options, JV partners and the possible sale of additional equity will allow its efforts to continue throughout 2026. If the market conditions worsen or improve, the Company will make adjustments to budgets accordingly.

The current property exploration budget for fiscal 2026, exclusive of the amounts to be spent by the Company’s joint-venture partners, is minimal. The Company has no exploration expenditures in Portugal budgeted as it awaits the issuance of the Mining License before commencing work on a resource estimate. WTR is funding the exploration on Slivova in Kosovo, and the partners in Finland are seeking partners to fund new exploration programs. General and Administrative expenses for 2026 are budgeted at approximately $600,000.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Common Share Issuances

Year Ended	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

December 31, 2021	None	-	-	-

December 31, 2022	Private Placement	16,666,667	$0.075	$ 1,250,000
	Debt Settlement	3,800,000	0.075	285,000
	Property Acquisition	1,470,000	0.065	95,550

December 31, 2023	None	-	-	-

December 31, 2024	Private Placement	10,000,000	$0.035	$ 350,000

December 31, 2025	Private Placement	11,400,000	$ 0.05	$ 570,000

Year Ended December 31, 2025

As at December 31, 2025, the Company had working capital of $316,969 (December 31, 2024 – $76,740).

During the year, Operating Activities used cash of ($413,175), including the loss for the year of ($275,016). Items not involving cash include depreciation of $2,901, loss on derecognition of a former subsidiary in Kosovo of $6,967, loss on investment in Akkerman Finland OY of $68,531, and a gain on its acquisition of PorMining of ($399,712). Changes in non-cash working capital items include sales tax receivables of $184,341; a decrease in amounts due from optionee of $34,267; increase in advance to related party of ($87,712); increase in prepaid expenses and advances of ($24,453); other receivables of $22,715; accounts payable and accrued liabilities of ($6,962); and increase in due to related parties of $67,086. The exchange difference arising on the translation of foreign subsidiaries was ($6,128).

Investing Activities provided cash of $216,759. Net cash from the acquisition of PorMining provided cash of $220,712, the investment in PorMining used cash of ($789), and loss on cash from derecognition of a former subsidiary in Kosovo was ($3,164).

Financing Activities provided cash of $548,764. Proceeds from issuance of common shares provided cash of $570,000, and share issue costs used cash of ($21,236).

Cash was $493,359 as of December 31, 2025 compared to cash $141,011 as of December 31, 2024, which is an increase of $352,348 during the year.

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

Investing Activities used cash of ($210,142). Advance to Akkerman Finland OY used cash of ($209,538), and purchase of equipment used cash of ($604).

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

Critical Accounting Policies and Estimates

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2025.

The Company's financial statements are stated in Canadian Dollars (CDN$).The value of the Canadian Dollar in relationship to the US Dollar was $1.37 on December 31, 2025.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.Actual outcomes could differ from these estimates.The consolidated financial statements include estimates which, by their nature, are uncertain.The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

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

oThe Company’s interest in AFOy is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. However, pursuant to the Share Purchase Agreement entered into by the companies, the board of directors of AFOy is comprised of one director appointed by the Company and one director by AEBv.Despite the operator being AEBv, the Company provides the necessary funding as part of the earn-in and therefore can influence AFOy’s annual budgets and exploration programs. Management has determined that the Company has significant influence over AFOy and accordingly, the investment in AFOy is accounted for as an investment in associate.

oThe Company’s interest in AVU Kosova LLC is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. Management has determined that the Company has significant influence over AVU Kosova LLC and accordingly, the investment in AVU Kosova LLC is accounted for as an investment in associate.

Significant estimates

•The estimate that 50% of the tax deposits will be recovered within one to two years.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Item 6.Directors, Senior Management and Employees

The following table lists as of April 22, 2026 the names of the Directors of the Company.The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Directors

Name	Country of Residence	Age	Date First Elected/Appointed
Paul W. Kuhn	Portugal	70	July 8, 2010
Mark T. Brown (1)	Canada	58	January 23, 2008
Paul Dircksen (1)	United States	80	September 30, 2013
Frank Hogel (1)	Germany	53	August 3, 2016
Paul Nelles	Germany	79	April 7, 2016

(1)Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated April 24, 2024.Details of the charter are contained in Item 6, “Board Practices” below.

The following table lists, as of April 22, 2026, the names of the Executive Officers of the Company.The Executive Officers serve at the pleasure of the Board of Directors.Paul W. Kuhn is a citizen of the United States; Winnie Wong is a citizen of Canada.

Executive Officers

Name	Position	Age	Date of Appointment
Paul W. Kuhn	CEO and President	70	July 8, 2010
Winnie Wong	Chief Financial Officer and Corporate Secretary	51	July 8, 2010

Paul W. Kuhn joined Avrupa Minerals in July 2010 after working with Metallica Mining in Oslo, Norway since August 2008. He has more than 45 years of experience in the minerals’ exploration business in North America, Central Asia and Europe. He earned an A.B. Degree from Dartmouth College, US, in 1978, and an M.S. Degree from the University of Montana, US, in 1983. Mr. Kuhn has worked in a variety of geological terrains, exploring for gold, silver, base metals, uranium, and phosphate deposits, and has spent time as a production geologist in the deep underground mines of the Coeur d`Alene Mining District, historically one of the world’s most important silver districts. Mr. Kuhn has managed successful exploration programs in the US and Turkey, and was involved in a number of base and precious metal discoveries in Turkey, including the Taç and Çorak polymetallic deposits, the Cerattepe Cu-Au volcanogenic massive sulfide deposit, the Altıntepe epithermal Au deposit, the Diyadın Carlin-style Au deposit, and the Karakartal porphyry Cu-Au deposit. Mr. Kuhn was also involved with the original mapping and description of the Çöpler porphyry Au deposit (a 10 million ounce gold deposit now being mined by Alacer Gold and recently sold to Cengiz Holding).

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.Since July 1, 2001, she has been Vice President of Pacific Opportunity Capital Ltd.Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.From July 1 to December 31, 2000, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies including Silver North Resources Ltd. (formerly Alianza Minerals Ltd.) (since April 2015), and Au Gold Corp. (since December 2020). Ms. Wong spends approximately 25% of her time on the affairs of the Company.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and serves as President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions, from 1997 to the present. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Silver North Resources Ltd. (formerly Alianza Minerals Ltd.), a mineral exploration company traded on the TSX Venture Exchange; a Director of Au Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; a Director and Chief Financial Officer of Copper Fox Metals Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of EGR Exploration, a gold exploration company traded on the TSX Venture Exchange; a Director of East West Minerals Ltd., an oil and gas company traded on the TSX Venture Exchange; a Director of Green Bridge Metals, a mineral exploration company traded on the Canadian Securities Exchange; a Director of Mineral and Financial Investments Limited, an investment company traded on the London Stock Exchange; and a Director of ExGen Resources Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 10% of his time to Company affairs.

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

Paul Dircksen holds an M.S. in Geology from the Mackay School of Mines at the University of Nevada He has a strong technical background, serving as a team member on ten gold discoveries, seven of which later became operating mines. Mr. Dircksen has over 45 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has held senior management positions with a number of resource groups including Orvana Minerals, Lacana Gold, The Cordex Group, Brett Resources, and the Bravo Venture Group. Mr. Dircksen served as Vice-President of business development and technical services of Timberline Resources Corporation, a public mineral exploration company which was listed on the TSX Venture Exchange until its acquisition by McEwen Mining in 2024. Mr. Dircksen devotes approximately 5% of his time to Company affairs.

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

Mark Brown, a director of the Company, was formerly a director of Ascent Industries Corp. (“Ascent”), a company listed on the Canadian Securities Exchange. Mr. Brown resigned as a director of Ascent on February 13, 2019. On March 1, 2019, the Supreme Court of British Columbia issued an order granting Ascent’s application for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to address near term liquidity issues.On April 5, 2019, Ascent sold its Canadian Assets for $41.5 million, repaid all liabilities, successfully reorganized as Luff Enterprises Ltd., and was discharged from the CCAA process.

Mark Brown, a director of the Company, was formerly a director of Sutter Gold Mining Inc. (“SGM”) until May 21, 2019.On May 6, 2019, SGM received a cease trade order issued by the British Columbia Securities Commission for failure to file audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2018.SGM’s listing on the TSX Venture Exchange remains suspended until SGM meets TSX Venture Exchange’s requirements and upon the revocation of the cease trade order.On May 17, 2019, pursuant to an order of the Supreme Court of British Columbia, a receiver was appointed for SGM in order to sell all the assets of SGM and repay the lender.

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

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was initially adopted by the directors of the Company on July

29, 2008 and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter, up to and including the most recent Annual Meeting held on June 3, 2025.

The following table sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three years.

Summary Compensation Table

(All Figures in Canadian Dollars unless otherwise noted)

Name	Fiscal Year	Salary	Stock-based Compensation	Number of Options Granted	Other Compensation	Total Compensation

Paul W. Kuhn CEO, President and Director	2025 2024 2023	$ 150,000 150,000 150,000	$ Nil Nil Nil	Nil Nil Nil	$ Nil Nil Nil	$ 150,000 150,000 150,000

Winnie Wong, CFO and Corporate Secretary (1)	2025 2024 2023	N/A N/A N/A	$ Nil Nil Nil	Nil Nil Nil	$ 115,400 122,400 111,700	$ 115,400 122,400 111,700

Mark T. Brown, Director (1)	2025 2024 2023	N/A N/A N/A	$ Nil Nil Nil	Nil Nil Nil	$ Nil Nil Nil	$ Nil Nil Nil

Paul Dircksen, Director	2025 2024 2023	N/A N/A N/A	$ Nil Nil Nil	Nil Nil Nil	$ Nil Nil Nil	$ Nil Nil Nil

Paul Nelles, Director	2025 2024 2023	N/A N/A N/A	$ Nil Nil Nil	Nil Nil Nil	$ Nil Nil Nil	$ Nil Nil Nil

Frank Hogel, Director	2025 2024 2023	N/A N/A N/A	$ Nil Nil Nil	Nil Nil Nil	$ Nil Nil Nil	$ Nil Nil Nil

(1)Pacific Opportunity Capital Ltd., a company of which Mark Brown is the President and of which Winnie Wong is the Vice President, charged a total of $115,400, $122,400, and $111,700 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

No funds were set aside or accrued by the Company during fiscal 2025 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on June 3, 2025, shareholders approved the resolution to set the current Board at 5 members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

The Board of Directors did not meet in person during fiscal 2025. All matters were discussed telephonically during the year and all other matters were approved by resolutions.

Audit Committee

The Audit Committee is a committee of the board of directors to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information.The objectives of the Committee are:

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

Meetings

At all meetings of the Committee every question shall be decided by a majority of the votes cast.In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board.

Meetings of the Committee should be scheduled to take place at least four times per year.Minutes of all meetings of the Committee shall be taken. The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

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

It is a responsibility of the Committee to review the annual financial statements of the Company prior to their submission to the Board for approval.The process should include but not be limited to:

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

The Committee is to review the financial statements (and make a recommendation to the Board with respect to their approval), prospectuses, management discussion and analysis and all public disclosure containing audited or unaudited financial information before release and prior to Board approval.The Committee must be satisfied that adequate procedures are in place for the review of the Company’ disclosure of all other financial information and shall periodically access the accuracy of those procedures.

With respect to the appointment of external auditors by the Board, the Committee shall:

•recommend to the Board the appointment of the external auditors;

•recommend to the Board the terms of engagement of the external auditors, including the compensation of the external auditors and the confirmation that the external auditors shall report directly to the Committee; and

•when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

The Committee shall review with external auditors (and the internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses.The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries. The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors.The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

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

The Committee shall review and approve the Company’ hiring policies regarding employees and former employees of the present and former external auditors of the Company. It shall have the authority to investigate any financial activity of the Company.All employees of the Company are to cooperate as requested by the Committee.

The Committee may retain any person having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board.

The current Audit Committee members are Mark T. Brown, Paul Dircksen and Frank Hogel.

Staffing

The Company currently has 1 part-time employee (2024 – 1; 2023 – 2) in Kosovo in geology and exploration, and 2 executive officers (2024 – 2; 2023 – 2).

Management, administrative and secretarial functions in Vancouver are provided by Pacific Opportunity Capital Ltd., a private company of which Mark T. Brown, a director of the Company, is the president and director.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.The Registrant is not controlled by another corporation as described below.

The following table lists, as of April 22, 2026, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Share Ownership

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Paul W. Kuhn (1)	1,381,250	1.81%
Common	Winnie Wong (2)	225,000	0.29%
Common	Mark T. Brown (3)	13,271,526	17.05%
Common	Paul Dircksen (4)	200,000	0.26%
Common	Frank Hogel (5)	600,000	0.78%
Common	Paul Nelles (6)	326,448	0.43%

	Total Directors/Officers	16,004,224	20.25%

(1)1,181,250 of these shares are common shares and 200,000 represent currently exercisable stock options.

(2)25,000 of these shares are common shares and 200,000 represent currently exercisable stock options.

(3)211,250 of these shares are common shares held directly by Mr. Brown and 2,000,000 are common shares held in Mr. Brown’s RRSP. 9,133,930 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 200,000 of these shares represent currently exercisable common share purchase options. 1,570,096 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd.

(4)200,000 of these shares represent currently exercisable stock options.

(5)200,000 of these shares are common shares. 200,000 are currently exercisable stock options and 200,000 are currently exercisable share purchase warrants.

(6)126,448 of these shares are common shares, and 200,000 represent currently exercisable stock options

Based upon 76,074,754 common shares outstanding as of April 22, 2026, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in “Stock Options Outstanding” below.

Item 7.Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.The Registrant is not controlled by another corporation as described below.The Company's common shares are issued in registered form and the following information is taken from the records of TSX Trust Company, 650 West Georgia Street, Suite 2700, Vancouver, BC V6B 4N9.

As of April 22, 2026, the shareholders' list for the Company's common shares showed 19 registered shareholders, including depositories, and 76,074,754 common shares issued and outstanding. Of the total registered shareholders, 13 are resident in Canada holding 72,474,474 common shares, or 95% of the total issued and outstanding; 3 shareholders are resident in the United States holding 2,027,780 common shares, or 3% of the issued and outstanding, and 3 shareholders are resident of other nations holding 1,572,500 common shares, or 2% of the issued and outstanding.

The Company is aware of one person/company who beneficially owns 5% or more of the Registrant's voting securities. The following table lists as of April 22, 2026, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark T. Brown (1)	13,271,526	17.05%

(1)211,250 of these shares are common shares held directly by Mr. Brown and 2,000,000 are common shares held in Mr. Brown’s RRSP. 9,133,930 are common shares held by Pacific Opportunity Capital Ltd. a private company controlled by Mark T. Brown. 156,250 are common shares are held in the name of Spartacus Management Inc., a private company over which Mr. Brown has control; 200,000 of these shares represent currently exercisable common share purchase options. 1,570,096 are currently exercisable share purchase warrants held by Pacific Opportunity Capital Ltd.

Based upon 76,074,754 common shares outstanding as of April 22, 2026, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

Related Party Transactions

The Company had the following related party transactions for the years ended December 31, 2025, December 31, 2024, and December 31, 2023:

	Services	Amounts Incurred During the Year Ended December 31, 2025	Amounts Incurred During the Year Ended December 31, 2024	Amounts Incurred During the Year Ended December 31, 2023
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, loan, management, accounting, marketing, and financing services	$ 115,400	$ 122,400	$ 111,700
Paul W. Kuhn	Consulting and share-based payment	$ 150,000	$ 150,000	$ 150,000
TOTAL:		$ 265,400	$ 272,400	$ 261,700

(a)Pacific Opportunity Capital Ltd., a company controlled by Mark Brown, a director of the Company

Item 8.Financial Information

The financial statements as required under Item #18 are attached hereto and found immediately following the text of this Annual Report.The audit report of DeVisser Gray LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Current Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inception and does not anticipate that it will do so in the foreseeable future.The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.Offer and Listing of Securities

As of December 31, 2025, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value.There were 76,074,754 common shares issued and outstanding as of December 31, 2025 and April 22, 2026.

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

The following table lists the high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•each of the last six months ending March 31, 2026;

•each of the last twelve fiscal quarters ending the three months ended March 31, 2026; and

•each of the last five fiscal years ended December 31, 2025.

The Company was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the Exchange on September 2, 2008. The Company completed its Qualifying Transaction (“QT”) on July 13, 2010 to acquire 90% of the issued and outstanding shares in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”) and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).The Company received the final approval from the Exchange for its QT and its common shares resumed trading under its current name and trading symbol “AVU.V” as of July 14, 2010.

TSX Venture Exchange

Common Shares Trading Activity

- Sales-
Canadian Dollars
Period	High	Low	Close

March 2026	$ 0.09	$ 0.06	$ 0.075
February 2026	$ 0.08	$ 0.055	$ 0.07
January 2026	$ 0.085	$ 0.05	$ 0.06
December 2025	$ 0.055	$ 0.035	$ 0.055
November 2025	$ 0.05	$ 0.03	$ 0.04
October 2025	$ 0.05	$ 0.025	$ 0.05

Three Months Ended 3/31/26	$ 0.09	$ 0.05	$ 0.075
Three Months Ended 12/31/25	$ 0.055	$ 0.025	$ 0.055
Three Months Ended 9/30/25	$ 0.025	$ 0.015	$ 0.025
Three Months Ended 6/30/25	$ 0.025	$ 0.01	$ 0.025
Three Months Ended 3/31/25	$ 0.02	$ 0.015	$ 0.015
Three Months Ended 12/31/24	$ 0.04	$ 0.02	$ 0.025
Three Months Ended 9/30/24	$ 0.065	$ 0.02	$ 0.035
Three Months Ended 6/30/24	$ 0.05	$ 0.02	$ 0.025
Three Months Ended 3/31/24	$ 0.035	$ 0.03	$ 0.03
Three Months Ended 12/31/23	$ 0.05	$ 0.025	$ 0.03

Three Months Ended 9/30/23	$ 0.03	$ 0.03	$ 0.03
Three Months Ended 6/30/23	$ 0.08	$ 0.025	$ 0.05

Year Ended 12/31/25	$ 0.055	$ 0.02	$ 0.055
Year Ended 12/31/24	$ 0.065	$ 0.02	$ 0.025
Year Ended 12/31/23	$ 0.08	$ 0.025	$ 0.03
Year Ended 12/31/22	$ 0.105	$ 0.02	$ 0.025
Year Ended 12/31/21	$ 0.15	$ 0.06	$ 0.065

On September 12, 2012, the Company’s common shares began trading on the Frankfurt Stock Exchange in Germany under the symbol “8AMA”. The following table lists the high, low and closing sale prices on the Frankfurt Stock Exchange for the Company's common shares since January 2021.

Frankfurt Stock Exchange

Common Shares Trading Activity

	- Sales-
	Euros
Period	High	Low	Close

January 2021 to March 2026	€0.095	€0.0005	€0.0505

The following table lists, as of April 22, 2026, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
10,000,000	$0.10	September 5, 2027
11,400,000	$0.075	December 29, 2028
Total: 21,400,000

American Depository Receipts.

Not applicable.

Other Securities to be Registered

Not applicable

Current Canadian Trading Market

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

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

The TSX-V is a self-regulating organization owned and operated by the TSX Group.It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

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

Item 10.Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During the year ended December 31, 2025, the Company completed a non-brokered private placement by issuing 11,400,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $570,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.075 per common share until December 29, 2028. The Company incurred share issue costs in the amount of $26,977 in connection with the financing.

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

Shares Issued for Assets Other Than Cash

The Company has not issued shares for assets other than cash during the three most recently completed fiscal years.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in the following table as of April 22, 2026, as well as the number of options granted to Directors and all employees as a group.

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

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number of common shares without par value.Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Dividends are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as the amount of such funds or assets available for dividends shall be conclusive.

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

Material Contracts

Not applicable

Exchange controls

Canada has no system of exchange controls.There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

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

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.This summary does not take into account provincial income tax consequences.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

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

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.(See more detailed discussion at “Foreign Tax Credit” below).To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

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

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.Deductions for net capital losses are subject to significant limitations.For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder.As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

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

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

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

Statement by Experts

The Company’s auditors for its financial statements as at December 31, 2025, 2024 and 2023 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements within this Annual Report.

Documents on Display

All documents incorporated in the Company’s 20-F Registration Statement and this Annual Report may be viewed at the Company’s Executive Office located at 410 – 325 Howe Street, Vancouver, British Columbia, Canada, V6C 1Z7.

Item 11.Disclosures About Market Risk

The Company competes with other resource companies for exploration properties and possible joint venture agreements.There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $13,700 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $5,100.

As the Company is currently in the exploration phase and has no producing mineral properties, it is not currently exposed to commodity price risk.

Item 12.Description of Securities Other than Equity Securities

Not Applicable

Part II

Item 13.Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.Controls and Procedures

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2024. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2025, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2025.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Item 16.Reserved

Item 16A.Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.The Company’s Audit Committee consists of three directors (two independent), all of whom are both financially literate and very knowledgeable about the Company’s affairs.Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to augment its Board with a financial expert.

Item 16B.Code of Ethics

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

Item 16C.Principal Accounting Fees and Services

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by DeVisser Gray LLP, including audit services, audit related services, tax services and other services.The procedure requires that all proposed engagements of DeVisser Gray LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2025 Ended 12/31/2025	Fiscal 2024 Ended 12/31/2024
Audit Fees	$ 23,000	$ 22,000
Audit-Related Fees		-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$ 23,000	$ 22,000

Item 16D.Exemptions from the Listing Standards for Audit Committees

--- No Disclosure Necessary ---

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

--- No Disclosure Necessary ---

Item 16F.Change in Registrant’s Certifying Accountant

--- No Disclosure Necessary ---

Item 16G.Corporate Governance

--- No Disclosure Necessary ---

Item 16H.Mine Safety Disclosure

--- No Disclosure Necessary ---

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

--- No Disclosure Necessary ---

Item 16J.Insider Trading Policies

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

Item 16K.Cybersecurity

Risk Management and Strategy

The Company currently manages our cybersecurity risk through our IT consultants in a variety of practices that are applicable to all users of our information technology and information assets, including our employees, vendors and contractors.The Company uses a combination of technology and monitoring to promote security awareness and prevent security incidents, including network and passwords protocols, rotation of security measures and third party firewalls and antivirus protections.

We have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The Board of Directors is responsible for overseeing risks related to cybersecurity.The Company's senior management of the President and Chief Financial Officer are responsible for assessing and managing risks and incidents relating to cybersecurity threats. They report any material findings and recommendations, if any, to the Board of Directors.

Part III

Item 17.Financial Statements

The Company has provided financial statements pursuant to ITEM #18.

Item 18.Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.The audit report of DeVisser Gray LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 19.Exhibits

(A)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.The audit report of DeVissser Gray LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

•Audited Financial Statements

•Independent Auditors Report of DeVisser Gray LLP, Chartered Accountants, dated April 30, 2026.

•Consolidated Statements of Financial Position at December 31, 2025, and December 31, 2024.

•Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

•Consolidated Statements of Cash Flows for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

•Consolidated Statements of Changes in Equity for the years ended December 31, 2025 and December 31, 2024.

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

DECEMBER 31, 2025, 2024 AND 2023

AVRUPA MINERALS LTD.

Contents

410 – 325 Howe Street, Vancouver, BC V6C 1Z7          T: (604) 687-3520          F: 1 (888) 889-4874

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avrupa Minerals Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avrupa Minerals Ltd. (‘the Company’), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes and schedules (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024 and its financial performance and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved, on our part, especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating this critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

De Visser Gray LLP (1054)

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 30, 2026

We have served as the Company’s auditor since 2008.

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Presented in Canadian Dollars)

	Note	2025	2024

Assets
Current assets
Cash		$493,359	$141,011
Prepaid expenses and advances		78,358	5,894
Due from optionee	5	-	34,267
Sales tax receivables		21,113	9,986
Other receivables		17,247	10,897
		610,077	202,055
Non-current assets
Property deposit	5, 6	160,890	-
Advance to related party	9	242,004	154,292
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Equipment	4	3,393	-
Investment in PorMining	5	-	765
Investment in AVU Kosova LLC	5, 7	1
Advance to Akkerman Finland OY	7	491,938	491,938
Investment in Akkerman Finland OY	7	122,175	190,706
		1,229,522	1,046,822

Total assets		$1,839,599	$1,248,877

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$142,778	$50,071
Due to related parties	9	150,330	75,244
		293,108	125,315
Non-current liabilities
Due to Sandfire MATSA	5	160,890	-
		160,890	-

Shareholders' equity
Share capital	8	11,469,934	11,167,907
Reserves	8	8,013,771	7,778,743
Deficit		(18,098,104)	(17,823,088)
		1,385,601	1,123,562

Total shareholders' equity and liabilities		$1,839,599	$1,248,877

Event after the reporting period (Note 6)

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2026. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	Note	2025	2024	2023

Mineral exploration expenses
Mineral exploration expenses	5	$279,349	$61,616	$66,492
Reimbursements from optionees	5, 9	(71,740)	(448,031)	(482,452)
		(207,609)	386,415	415,960
General administrative expenses
Bank charges		-	362	699
Bad debt (recovery)		-	(17,091)	12,934
Consulting fees, wages and benefits	9	182,297	192,547	180,854
Depreciation	4	-	1,464	1,775
Investor relations		36,630	51,798	52,615
Listing and filing fees		14,621	7,441	8,925
Office and administrative fees		17,128	15,466	21,092
Professional fees	9	97,944	107,035	133,099
Rent	9	11,400	11,622	10,200
Transfer agent fees		6,921	6,005	4,786
Travel		24,613	15,972	11,477
		(391,554)	(392,621)	(438,456)
Other items
Foreign exchange loss		(67)	(172)	(5,747)
Interest income		-	5	491
Loss on investment in Akkerman Finland OY	7	(68,531)	(40,257)	(27,569)
Loss on derecognition of a former subsidiary	7	(6,967)	-	-
Gain on acquiring PorMining	5	399,712	-	-
Write-down of property deposits		-	-	(1,460)
		324,147	(40,424)	(34,285)

Net loss for the year		(275,016)	(46,630)	(56,781)
Exchange difference arising on the translation of foreign subsidiaries		(5,968)	2,405	1,144

Comprehensive loss for the year		$(280,984)	$(44,225)	$(55,637)
Basic and diluted loss per share	10	$(0.00)	$(0.00)	$(0.00)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIENCY) / EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' equity

Balance as at December 31, 2022	54,674,754	$ 10,990,255	$ 5,959,577	$ 297,734	$ 1,396,595	$ (12,173)	$ 7,641,733	$ (17,719,677)	$ 912,311
Comprehensive loss	-	-	-	-	-	1,144	1,144	(56,781)	(55,637)
Balance as at December 31, 2023	54,674,754	10,990,255	5,959,577	297,734	1,396,595	(11,029)	7,642,877	(17,776,458)	856,674
Share issues:
Shares issued for private placements	10,000,000	216,539	133,461	-	-	-	133,461	-	350,000
Share issue costs	-	(38,887)	-	-	-	-	-	-	(38,887)
Comprehensive loss	-	-	-	-	-	2,405	2,405	(46,630)	(44,225)
Balance as at December 31, 2024	64,674,754	11,167,907	6,093,038	297,734	1,396,595	(8,624)	7,778,743	(17,823,088)	1,123,562
Share issues:
Shares issued for private placement	11,400,000	329,004	240,996	-	-	-	240,996	-	570,000
Share issue costs	-	(26,977)	-	-	-	-	-	-	(26,977)
Comprehensive loss	-	-	-	-	-	(5,968)	(5,968)	(275,016)	(280,984)
Balance as at December 31, 2025	76,074,754	$ 11,469,934	$ 6,334,034	$ 297,734	$ 1,396,595	$ (14,592)	$ 8,013,771	$ (18,098,104)	$ 1,385,601

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Presented in Canadian Dollars)

	2025	2024	2023

Cash flows from operating activities
Net loss for the year	$(275,016)	$(46,630)	$(56,781)
Items not involving cash:
Depreciation	2,901	1,464	1,775
Bad debt (recovery)	-	(17,091)	12,934
Gain on acquiring PorMining	(399,712)	-	-
Loss on derecognition of a former subsidiary	6,967	-	-
Loss on investment in Akkerman Finland OY	68,531	40,257	27,569
Write-down of property deposits	-	-	1,460
Changes in non-cash working capital items:
Sales tax receivables	184,341	(5,773)	(586)
Due from optionee	34,267	(2,728)	(18,532)
Advance to related party	(87,712)	(82,208)	(49,761)
Prepaid expenses and advances	(24,453)	(3,195)	6,677
Other receivables	22,715	6,623	(2,846)
Accounts payable and accrued liabilities	(6,962)	(4,584)	(48,534)
Due to related parties	67,086	19,002	(60,264)
Exchange difference arising on the translation of foreign subsidiaries	(6,128)	2,399	1,103

Net cash (used in) operating activities	(413,175)	(92,464)	(185,786)

Cash flows from investing activities
Advance to Akkerman Finland OY	-	(209,538)	-
Investment in PorMining	(789)	-	-
Net cash from acquisition of PorMining	220,712	-	-
Loss on cash from derecognition of a former subsidiary	(3,164)	-	-
Purchase of equipment	-	(604)	-

Net cash provided by (used in) investing activities	216,759	(210,142)	-

Cash flows from financing activities
Proceeds from issuance of common shares	570,000	350,000	-
Share issue costs	(21,236)	(28,128)	-

Net cash provided by financing activities	548,764	321,872	-

Change in cash for the year	352,348	19,266	(185,786)
Cash, beginning of the year	141,011	121,745	307,531
Cash, end of the year	$493,359	$141,011	$121,745

Supplemental disclosure with respect to cash flows (Note 12)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is 1111 W Hastings Street, 15th Floor, Vancouver, BC V6E 2J3. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

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

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

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

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2025.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION

a)Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

	% of ownership	Jurisdiction	Nature of operations

MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
PorMining, Unipessoal Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	100%	Kosovo	Exploration
AVU Kosova LLC (1)	49%	Kosovo	Exploration
Akkerman Finland OY (1)	49%	Finland	Exploration

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions.At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiaries in Europe is the Euro.Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

•Equity is translated using historical rates; and

•All resulting exchange differences are recognized in Reserves.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign exchange reserve, included in Reserves.When a foreign operation is sold, such exchange differences are recognized in the statement of loss as part of the gain or loss on sale.

e)Exploration and evaluation assets and expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the consolidated statement of comprehensive loss.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

g)Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.At each statement of financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

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

i)Earnings (Loss) per share

The Company presents the basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company’s case, diluted earnings (loss) per share is the same as basic earnings (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

j)Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences.Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgments

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

•The Company’s interest in AFOy is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. However, pursuant to the Share Purchase Agreement entered into by the companies, the board of directors of AFOy is comprised of one director appointed by the Company and one director by AEBv.Despite the operator being AEBv, the Company provides the necessary funding as part of the earn-in and therefore can influence AFOy’s annual budgets and exploration programs. Management has determined that the Company has significant influence over AFOy and accordingly, the investment in AFOy is accounted for as an investment in associate (Note 7).

•The Company’s interest in AVU Kosova LLC is less than 50%, therefore it does not have the current ability to control the key operating activities of the company. Management has determined that the Company has significant influence over AVU Kosova LLC and accordingly, the investment in AVU Kosova LLC is accounted for as an investment in associate (Note 7).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

j)Significant accounting judgments and estimates (Continued)

Significant estimates

The estimate that 50% of the tax deposits will be recovered within one to two years.

k)Provisions

Provisions are recognized in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of past events and it is probable that an outflow of economic benefit will be required to settle the obligation.If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

n)Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted that are expected to apply when temporary differences are expected to settle.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

o)New accounting standards and interpretations

The following new standards and amendments to standards have been issued but are not effective for the year ended December 31, 2025:

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

4.EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2024	$ 119,231	$ -	$ -	$ 119,231
Additions during the year	-	-	604	604
Exchange adjustment	2,462	-	-	2,462
As at December 31, 2024	121,693	-	604	122,297
Additions on acquisition of PorMining	3,859	2,275	-	6,134
Exchange adjustment	9,736	3,443	1,780	14,959
As at December 31, 2025	$ 135,288	$ 5,718	$ 2,384	$ 143,390

Accumulated depreciation
As at January 1, 2024	$ 118,377	$ -	$ -	$ 118,377
Depreciation for the year	865	-	599	1,464
Exchange adjustment	2,451	-	5	2,456
As at December 31, 2024	121,693	-	604	122,297
Depreciation for the year	1,747	1,154	-	2,901
Exchange adjustment	9,633	3,386	1,780	14,799
As at December 31, 2025	$ 133,073	$ 4,540	$ 2,384	$ 139,997

Net book value
As at January 1, 2024	$ 854	$ -	$ -	$ 854
As at December 31, 2024	$ -	$ -	$ -	$ -
As at December 31, 2025	$ 2,215	$ 1,178	$ -	$ 3,393

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others
	Alvalade	Others	Slivova	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2025	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2025	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2025
Depreciation	$ 2,901	$ -	$ -	$ -	$ -	$ 2,901
Geological salaries and consulting	197,944	-	-	-	-	197,944
Insurance	3,261	-	-	-	-	3,261
Office and administrative fees	6,685		-			6,685
Rent	53,146	-	-	-	-	53,146
Site costs	11,330	-	-	-	-	11,330
Travel	4,082	-	-	-	-	4,082
Reimbursements from optionees	(71,740)	-	-	-	-	(71,740)
	$ 207,609	$ -	$ -	$ -	$ -	$ 207,609
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	23,469	206,975	4	1,285,920
Depreciation	20,079	98,722	-	-	-	118,801
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,812,295	6,317,147	170,571	720,879	12,359	14,033,251
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	29,236	52,112	14,604	15,007	-	110,959
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	260,957	279,739	83,665	101,624	68,446	794,431
Rent	659,230	596,896	53,787	88,221	20,560	1,418,694
Report	-	-	39.999	-	-	39,999
Site costs	207,167	244,377	189,450	194,582	8,865	844,441
Travel	250,376	247,277	63,047	22,478	15,326	598,504
Trenching and road work	--	-	34,339	-	-	34,339
Reimbursements from optionees	(9,830,189)	(4,890,826)	(3,022,135)	(45,158)	-	(17,788,308)
	$ (617,768)	$ 4,145,186	$ 78,728	$ 1,787,017	$ 500,931	$ 5,894,094

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

The effective date of the Transaction was June 15, 2020, the date that PorMining received the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction comprised of few phases whereas SMP completed Phase I – First Option and was working on Phase II – Second Option before SMP terminated the Agreement in February 2025.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

During Phase I, MAEPA granted SMP the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from June 15, 2020 of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. SMP’s right to maintain its 51% interest was conditional upon Sandfire MATSA:

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

Upon the completion of Phase I, Sandfire MATSA and PorMining continued with having MAEPA acting as the operator and PorMining continued paying the operator’s fee until December 31, 2024. In January 2025, SMP notified the Company that it intended to transfer its interests in the project back to the Company. During the year ended December 31, 2025, MAEPA received the final operator’s fee of €8,333 ($13,151) (2024 - €100,000 ($148,180)) where the fund was included in reimbursements from optionee.

Prior to SMP terminating the Agreement in February 2025, as of December 31, 2024, Sandfire MATSA funded €5,221,000 towards Phase II – Second Option, but it did not complete this Phase II – Second Option earn-in and paid an additional amount of €159,900 to cover the final planned and wrap up costs for the Alvalade Project.

On February 27, 2025, SMP and the Company signed the termination agreement and for a nominal fee of €510, the Alvalade project and the portion of the share capital of the joint venture entity PorMining held by SMP (51%) was transferred to MAEPA, resulting in the Company owning 100% of PorMining and began consolidating PorMining effective April 1, 2025. As a result of this transfer, the Company recognized a gain of $399,712 in the statement of comprehensive loss.

Upon DGEG releaing the guarantee of $160,890 (€100,000) that Sandfire MATSA put in as part of the Phase I – First Option obligation, this amount will be returned to Sandfire MATSA. As a result, the Company recorded such amount in both the non-current asset (Property deposit) and non-current liability (Due to Sandfire MATSA). See also Note 6(a).

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

	December 31, 2025	December 31, 2024

Due from optionee
Alvalade - PorMining	$ -	$ 34,267
	$ -	$ 34,267

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

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license.During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo.Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government. As of December 31, 2020, the Company wrote off $1. On November 2, 2023, Peshter Mining was deregistered and dissolved.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

The terms of the Agreement are as follows:

Date/Period	Expenditures	Option Payment	Earn-in %
On September 1, 2022 (Effective Date)	None	€35,000 (received)
On or before March 1, 2023	€100,000 (spent)	None
On March 1, 2023	None	€35,000 (received)
On or before September 1, 2023	€150,000 (spent)	€30,000 (received)
On or before September 1, 2024 *	€650,000 (spent)	None	51% (Stage 1)
On or before September 1, 2025 **	€1,000,000	None	75% (Stage 2)

*In June 2024, the Agreement was amended and the completion date for the expenditure of €650,000 was extended from September 1, 2024 to December 31, 2024.

**The Company and WTR are working with the Kosovo government to renew the Slivova license and once the Kosovo government has approved such, the two parties will amend the earn-in date for Stage 2 of the Agreement.

During Stage 1, the expenditures will be in respect of payments for exploration, drilling, baseline environmental and social surveys, and other payments to landowners. As of December 31, 2024, WTR completed the Stage 1 by funding a total of €819,014 on the Slivova project and unconditionally earned the 51% interest in AVU Kosova LLC.On January 31, 2025, 51% interest was transferred to WTR, leaving the Company recognizing $1 as its 49% interest in AVU Kosova LLC as “Investment in AVU Kosova LLC” (See Note 7).

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

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

6. TAX DEPOSITS

(a)Property deposit:

As of December 31, 2025, the Company had a total of $160,890 (€100,000) (December 31, 2024: $Nil (€Nil)) of cash pledged for its Alvalade exploration license in Portugal. This advance to the Portuguese regulatory authorities is refundable to the Company, subject to completion of the work obligations described in the exploration license application.

(b)Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled.The Company accepted this ruling.On April 8, 2026, the trial regarding the stamp tax was held and the Company filed the written material on April 28, 2026.

7. ADVANCE, DEPOSIT AND INVESTMENT IN AKKERMAN FINLAND OY

(a)On February 25, 2022, the Company signed a Share Purchase Agreement with Akkerman Exploration B.V. (“AEbv”) to acquire up to a 100% ownership interest in Akkerman Finland OY (“AFOy”), an entity holding certain mineral rights (the “Property”) in Finland.

The acquisition terms are as follows:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued at a value of $95,550), paying €150,000 ($211,800) into AFOy for the purpose of paying existing shareholder loans (paid), and depositing €200,000 ($282,400) into a dedicated account (paid), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two.The €200,000 ($282,400) was recorded as an advance to AFOy as of December 31, 2023.As of December 31, 2025, the Company advanced a total of $491,938 to AFOy (December 31, 2024 - $491,938).

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

As at December 31, 2025, the Company holds a 49% interest in AFOy (December 31, 2024 – 49%). The investment in associate was assessed for impairment indicators relating to the underlying assets of AFOy in accordance with IAS 36 and IFRS 6.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

7. ADVANCE, DEPOSIT AND INVESTMENT IN AKKERMAN FINLAND OY (Continued)

The year ended December 31, 2025 and 2024 calculation for the Investment in AFOy is as follows:

Investment in AFOy as at December 31, 2023	$230,963
Loss on investment in AFOy	(40,257)
Investment in AFOy as at December 31, 2024	$190,706
Loss on investment in AFOy	(68,531)
Investment in AFOy as at December 31, 2025	$122,175

The Company’s share of AFOy’s loss for the years ended December 31, 2025 and 2024 has been calculated as follows:

	2025	2024
AFOy’s net loss	$139,860	$82,157
The Company’s ownership %	49%	49%
Share of loss of an associate	$68,531	$40,257

The following table illustrates the summarized financial information of AFOy:

December 31, 2025		December 31, 2024
Current assets	$34,930	$100,737
Non-current assets	309,027	549,172
Current liabilities	35,081	21,344
Non-current liabilities	821,022	850,896
Loss for the year	139,860	82,157

(a)During fiscal 2025, the Company transferred 51% ownership of AVU Kosova LLC to WTR as WTR completed earning in Stage 1 (Note 5).As a result of this transfer of 51% ownership, the Company recognized $6,967 in “loss on derecognition of a former subsidiary”, leaving $1 as “investment in AVU Kosova LLC”.Since the investment in AVU Kosova LLC has a minimal value, the Company will not be recognizing its proportionate interest in AVU Kosova LLC’s net loss for the year.

The year ended December 31, 2025 calculation for the Investment in AVU Kosova LLC is as follows:

Investment in AVU Kosova LLC as at February 7, 2025	$6,968
Loss on derecognization of a former subsidiary	(6,967)
Investment in AVU Kosova LLC as at December 31, 2025	$1

The following table illustrates the summarized financial information of AVU Kosova LLC:

December 31, 2025
Current assets	$ 2,332
Non-current assets	7,487
Current liabilities	355,722
Loss for the year	290,034

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES

(a)Authorized:

At December 31, 2025, the authorized share capital was comprised of an unlimited number of common shares.The common shares do not have a par value.All issued shares are fully paid.

(b)Share issuances:

i.On September 5, 2024, the Company completed a non-brokered private placement by issuing 10,000,000 units (“Unit”) at a price of $0.035 per Unit for gross proceeds of $350,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 per common share until September 5, 2027. The warrants were ascribed a value of $133,461. The Company incurred share issue costs in the amount of $38,887 in connection with the financing.

iiOn December 29, 2025, the Company completed a non-brokered private placement by issuing 11,400,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $570,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.075 per common share until December 29, 2028. The warrants were ascribed a value of $240,996. The Company incurred share issue costs in the amount of $26,977 in connection with the financing.

(c)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the year ended December 31, 2025 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2024	Granted	Exercised	cancelled	2025
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		1,575,000	-	-	-	1,575,000
Options exercisable		1,575,000	-	-	-	1,575,000
Weighted average exercise price		$0.08	$Nil	$Nil	$Nil	$0.08

As of December 31, 2025, the weighted average contractual remaining life is 1.20 years (December 31, 2024 – 2.20 years).

Stock option transactions and the number of stock options for the year ended December 31, 2024 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2023	Granted	Exercised	cancelled	2024
January 7, 2024	$0.20	45,750	-	-	(45,750)	-
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		1,620,750	-	-	(45,750)	1,575,000
Options exercisable		1,620,750	-	-	(45,750)	1,575,000
Weighted average exercise price		$0.08	$Nil	$Nil	$0.20	$0.08

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan: (Continued)

Stock option transactions and the number of stock options for the year ended December 31, 2023 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2022	Granted	Exercised	cancelled	2023
March 14, 2023	$0.40	450,000	-	-	(450,000)	-
March 26, 2023	$0.40	10,000	-	-	(10,000)	-
January 7, 2024	$0.20	45,750	-	-	-	45,750
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		2,080,750	-	-	(460,000)	1,620,750
Options exercisable		2,080,750	-	-	(460,000)	1,620,750
Weighted average exercise price		$0.15	$Nil	$Nil	$0.40	$0.08

(d)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2023 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
August 28, 2023	$0.075	412,500	-	-	(412,500)	-
Outstanding		412,500	-	-	(412,500)	-
Weighted average exercise price		$0.075	$Nil	$Nil	$0.075	$Nil

(e)Warrants:

The continuity of warrants for the year ended December 31, 2025 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2024	Issued	Exercised	Expired	2025
February 28, 2025	$0.125	16,666,667	-	-	(16,666,667)	-
September 5, 2027	$0.100	10,000,000	-	-	-	10,000,000
December 29, 2028	$0.075	-	11,400,000	-	-	11,400,000
Outstanding		26,666,667	11,400,000	-	(16,666,667)	21,400,000
Weighted average exercise price		$0.116	$0.075	$Nil	$0.125	$0.087

As of December 31, 2025, the weighted average contractual life is 2.38 years (December 31, 2024 – 1.11 years).

The continuity of warrants for the year ended December 31, 2024 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
February 28, 2025	$0.125	16,666,667	-	-	-	16,666,667
September 5, 2027	$0.100	-	10,000,000	-	-	10,000,000
Outstanding		16,666,667	10,000,000	-	-	26,666,667
Weighted average exercise price		$0.125	$0.10	$Nil	$Nil	$0.116

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(e)Warrants: (Continued)

The continuity of warrants for the year ended December 31, 2023 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
October 23, 2023	$0.20	4,219,641	-	-	(4,219,641)	-
February 28, 2025	$0.125	16,666,667	-	-	-	16,666,667
Outstanding		20,886,308	-	-	(4,219,641)	16,666,667
Weighted average exercise price		$0.14	$Nil	$Nil	$0.20	$0.125

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2025, 2024 and 2023 were:

	2025	2024	2023
Risk-free interest rate	2.71%	2.86%	n/a
Expected life	3 years	3 years	n/a
Expected volatility	146.03%	137.47%	n/a
Expected dividend yield	nil	nil	n/a

9. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31, 2025
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

For the year ended December 31, 2024
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

For the year ended December 31, 2023
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 150,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 150,000

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Related party liabilities

		Years ended
	Services / Advances	December 31, 2025		December 31, 2024		December 31, 2023		As at December 31, 2025		As at December 31, 2024
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, loan, management, accounting, marketing and financing services		$115,400		$122,400		$111,700		$147,794		$74,864
Paul W. Kuhn (b)	Consulting and share-based payment		$150,000		$150,000		$150,000	$	Nil	$	Nil
Mark T. Brown (d)	Expense reimbursement	$	Nil	$	Nil	$	Nil		$2,535		$380
TOTAL:			$265,400		$272,400		$261,700		$150,329		$75,244
								Amounts due from:
Paul W. Kuhn (b)	Consulting services	$	Nil	$	Nil	$	Nil		$242,004 (c)		$154,292 (c)

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

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

(c)This amount relates to PorMining paying Paul Kuhn for his technical services consulting in excess of the Contract (defined above in Note 9(b)). Such amount will be used to offset and reduce the Company's monthly fee payable to Paul Kuhn per the Contract.

(d)Mark T. Brown is a director of the Company.

All related party transactions are in the normal course of operations and have been measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing and payable on demand.

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2025 was based on the loss attributable to common shareholders of $275,016 (2024 – $46,630; 2023 – $56,781) and a weighted average number of common shares outstanding of 64,737,200 (2024 – 57,871,475; 2023 – 54,674,754).

Diluted loss per share did not include the effect of 1,575,000 share purchase options and 21,400,000 warrants outstanding at year end (2024 - 1,575,000 share purchase options and 26,666,667 warrants; 2023 - 1,620,750 share purchase options and 16,666,667 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, other receivables, advance to related party, due from optionee, accounts payables and accrued liabilities and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, equity market price risk and currency risk.

(a)Credit risk

Credit risk exposure primarily arises with respect to the company’s cash, amounts receivable from an optionee and a related party. The risk exposure is limited because the Company places its instruments in banks of high credit worthiness in Canada, Portugal and Kosovo and continuously monitors the collection of other receivables.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at December 31, 2025, the Company had cash of $493,359 (December 31, 2024 - $141,011), sales tax receivables of $21,113 (December 31, 2024 - $9,986) and other receivables of $17,247 (December 31, 2024 - $10,897) to settle current liabilities of $293,108 (December 31, 2024 - $125,315).

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

(e)Currency risk

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $13,700 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $5,100.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

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

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the years ended December 31, 2025, 2024 and 2023 were as follows:

•As at December 31, 2025, a total of $16,500 (2024 - $10,759; 2023 - $ Nil) in share issue costs were included in accounts payable and accrued liabilities and due to related parties.

13. MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants and share purchase options as capital (see Note 8).The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

14. INCOME TAX

A reconciliation of income taxes at statutory rates is as follows:

	2025	2024	2023

Net loss	$ (275,016)	$ (46,630)	$ (56,781)

Expected income tax recovery	$ (74,000)	$ (13,000)	$ (15,000)
Effect of foreign tax rate	27,000	(5,000)	(18,000)
Deductible and non-deductible items	(116,000)	-	(5,000)
Deferred tax assets on acquisition of PorMining	(1,814,000)	-	-
True up of prior year amounts	(101,000)	(1,867,000)	(235,000)
Unrecognized benefit of deferred tax assets	2,708,000	1,885,000	273,000

	$ -	$ -	$ -

The significant components of the Company’s deferred income tax assets are as follows:

	2025	2024

Deferred income tax assets
Non-capital loss carryforwards	$ 6,428,000	$ 4,357,000
Allowable capital losses	52,000	45,000
Share issue costs	15,000	15,000
	6,495,000	4,417,000
Valuation allowance	(6,495,000)	(4,417,000)

Net deferred income tax assets	$ -	$ -

The Company has available for deduction against future taxable income Canadian non-capital losses of approximately $9,177,000 in Canada (2024 - $8,836,000). These losses, if not utilized, will expire through to 2045.Tax benefits which may arise as a result of these non-capital losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

AVRUPA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Presented in Canadian Dollars)

14. INCOME TAX (Continued)

The following table shows the non-capital losses in Canada:

Year of Origin	Year of Expiry	Non-capital losses

2008	2028	$ 10,500
2009	2029	45,000
2010	2030	38,500
2010	2030	325,000
2011	2031	51,500
2012	2032	798,000
2013	2033	606,000
2014	2034	921,000
2015	2035	837,000
2016	2036	1,007,000
2017	2037	854,000
2018	2038	657,000
2019	2039	504,000
2020	2040	476,000
2021	2041	444,000
2022	2042	495,000
2023	2043	416,500
2024	2044	350,000
2025	2045	341,000
		$ 9,177,000

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31, 2025	December 31, 2024
Non-current assets
Portugal	$ 390,609	$ 209,886
Kosovo	1	-
Finland	614,113	682,644
Canada	224,799	154,292
	$ 1,229,522	$ 1,046,822

	Years ended
	December 31, 2025	December 31, 2024
Mineral exploration expenses
Portugal	$ 279,349	$ 33,260
Kosovo	-	28,356
	$ 279,349	$ 61,616

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

Registrant

Dated: May 26, 2026	Signed: /s/ Winnie Wong
Winnie Wong, Chief Financial Officer